As filed with the United States Securities and Exchange Commission on July 12, 2023.

Registration No. 333-271952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

Amendment No. 1
to

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________

HWEL Holdings Corp.
(Exact name of registrant as specified in its charter)

_______________________

Delaware	6770	93-1349930
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Healthwell Acquisition Corp. I
1001 Green Bay Rd, #227
Winnetka, IL 60093
(847) 230-9162
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

_______________________

Alyssa J. Rapp
Chief Executive Officer
1001 Green Bay Rd, #227
Winnetka, IL 60093
(847) 230-9162
(Name, address, including zip code and telephone number, including area code, of agent for service)

_______________________

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Lijia Sanchez, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300	Pedro Lichtinger Starton Therapeutics, Inc. 215 College Road, Suite 300 Paramus, NJ 07652 (800) 449-5405	Stephen M. Cohen, Esq. Lauren W. Taylor, Esq. Fox Rothschild LLP 2000 Market Street, 20th Floor Philadelphia, PA 19103-3222 (215) 299-2744

_______________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. HWEL Holdings Corp. may not issue the securities offered by this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This preliminary proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS — SUBJECT TO COMPLETION,
DATED JULY 12, 2023

PROXY STATEMENT FOR SPECIAL MEETING OF THE STOCKHOLDERS OF
HEALTHWELL ACQUISITION CORP. I

To the Stockholders of Healthwell Acquisition Corp. I:

You are cordially invited to attend the special meeting (the “Special Meeting”) of the stockholders of Healthwell Acquisition Corp. I (“HWEL” or “Healthwell”), which will be held virtually at [•] a.m., Eastern Time, on [•], 2023, or at such other time and on such other date to which the Special Meeting may be adjourned or postponed. The Special Meeting will be a virtual meeting conducted via live webcast. You or your proxyholder will be able to attend and vote at the Special Meeting by visiting https://www.cstproxy.com/[•] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

On April 27, 2023, HWEL entered into a Business Combination Agreement (as it may be amended or supplemented from time to time, including by the First Amendment to Business Combination Agreement, dated May 15, 2023, the “Business Combination Agreement”) with Starton Therapeutics, Inc., a British Columbia corporation (“Starton”), HWEL Holdings Corp., a Delaware corporation and wholly-owned subsidiary of HWEL (“Pubco”), HWEL Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and wholly-owned subsidiary of Pubco (“CallCo”), 1412388 B.C. Ltd, a British Columbia corporation and wholly-owned subsidiary of CallCo (“ExchangeCo”, and together with Purchaser Merger Sub and CallCo, the “Pubco Subs”); Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, as the representative from and after the Effective Time (as defined in the Business Combination Agreement) of the stockholders of Pubco (other than the Starton Shareholders and their successors and assignees) (the “Purchaser Representative”); and Kiriakos Charlie Perperidis, in the capacity as the representative of the shareholders of Starton (the “Starton Shareholders”) from and after the Effective Time (the “Seller Representative”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination” or the “Transaction”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, Purchaser Merger Sub will merge with and into HWEL, with HWEL continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Purchaser Merger”), in connection with which all of the existing securities of HWEL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of HWEL common stock, par value $0.0001 (“HWEL Common Stock”), outstanding immediately prior to the Effective Time shall automatically convert into one share of Class A common stock, par value $0.0001, issued by Pubco (“Pubco Class A Common Stock”), and (b) each whole HWEL public warrant, private warrant and forward purchase warrant shall automatically convert into one warrant to purchase shares of Pubco Class A Common Stock (“Pubco Warrant”) on substantially the same terms and conditions. Immediately following the Purchaser Merger, by means of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), (i) CallCo will acquire a portion of the issued and outstanding common shares of Starton (“Starton Shares”) from certain holders in exchange for Pubco Class A Common Stock (the “Pubco Share Exchange”), and will contribute such Starton Shares to ExchangeCo in exchange for ExchangeCo common shares, (ii) following the Pubco Share Exchange, ExchangeCo will acquire the remaining issued and outstanding Starton Shares from the remaining shareholders of Starton in exchange for exchangeable shares of ExchangeCo (“Exchangeable Shares”). Concurrently with the issuance of the Exchangeable Shares, such remaining shareholders shall also receive a number of shares of Class C common stock, par value $0.0001, issued by Pubco (“Pubco Class C Common Stock”) that is equal to the number of Exchangeable Shares issued to such shareholders. The Exchangeable Shares will be exchangeable, on a one-for-one basis, into shares of Pubco, with each share valued at the price at which HWEL redeems its public stockholders in the Business Combination (the “Redemption Price”). As a result of the foregoing, upon consummation of the Business Combination, Starton will become a wholly-owned subsidiary of ExchangeCo and an indirect, majority-owned subsidiary of Pubco. After the exchange of all outstanding Exchangeable Shares following the Business Combination, Starton will become a wholly-owned indirect subsidiary of Pubco.

Each outstanding Starton option will be replaced with an equivalent option to purchase shares of Pubco Common Stock in accordance with the Plan of Arrangement and under the 2023 Omnibus Incentive Plan to be adopted by Pubco prior to the closing of the Business Combination (the “Closing”).

Pursuant to the terms of the Business Combination Agreement, the aggregate base consideration to be delivered to the Starton Shareholders in connection with the Business Combination (the “Transaction Consideration”) will be $260.0 million (including up to $20.0 million or more of incentive shares provided to potential PIPE investors), subject to adjustments for Starton’s closing debt (net of cash) and certain other adjustments, which consideration shall be payable in newly-issued shares of (i) Pubco Common Stock or (ii) Exchangeable Shares, each valued at the Redemption Price. In addition to the shares of Pubco Common Stock or Exchangeable Shares deliverable at the Closing, the Starton Shareholders will have the contingent right to receive up to an additional 25,000,000 shares of Pubco Common Stock or Exchangeable Shares, each valued at the Redemption Price, as earnout consideration after the Closing (the “Earnout Consideration” and such shares the “Earnout Shares”). Assuming, for illustrative purposes only, a Redemption Price of $10.00 per share, the Starton Shareholders will have the right to receive up to an additional $250.0 million in Earnout Consideration and the total value of the consideration to be delivered in connection with the Business Combination will be up to $510.0 million.

It is anticipated that upon completion of the Business Combination and assuming 8,625,000 shares of HWEL Common Stock are redeemed in connection with the Business Combination, the HWEL Public Stockholders would own an interest of approximately 35.5% of Pubco, the Sponsor and the initial stockholders of HWEL will own an interest of approximately 13.5% of Pubco, and the Starton security holders will own an interest of approximately 51.0% of Pubco. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information.” If the actual facts are different from the assumptions set forth therein (which they are likely to be), the percentage ownerships set forth above will be different.

The HWEL Units, Common Stock and Public Warrants are traded on the Nasdaq Stock Market (the “Nasdaq”) under the symbols “HWELU”, “HWEL” and “HWELW”, respectively. On [__], 2023, the closing sale prices of the HWEL Units, Common Stock and Public Warrants were $[__], $[__] and $[__], respectively. Pubco will apply for listing, to be effective upon the Closing (acceptance of such listing is a condition to the Closing), of the shares of Pubco Common Stock and Pubco Warrants on the Nasdaq under the proposed symbols “STA” and “STAW”, respectively. There is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Only holders of record of shares of HWEL Common Stock at the close of business on [•], 2023 (the “Record Date”), are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournments of the Special Meeting.

The proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. HWEL urges you to carefully read the entire document and the documents incorporated therein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 25 of the proxy statement/prospectus.

After careful consideration, HWEL’s board of directors has approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Special Meeting is in the best interests of HWEL and its stockholders and recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of HWEL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of HWEL and what may be best for a director’s personal interests when determining to recommend that stockholders vote for the proposals. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of HWEL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion of these matters.

Your vote is very important.    To ensure your representation at the Special Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the Special Meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Special Meeting. If you hold your shares in “street name”, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

On behalf of HWEL’s board of directors, I would like to thank you for your support of HWEL and look forward to a successful completion of the Business Combination.

Very truly yours,
Alyssa J. Rapp
Chief Executive Officer
Healthwell Acquisition Corp. I

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR HWEL UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING OF THE STOCKHOLDERS — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [•], 2023 and is first being mailed to the stockholders of HWEL on or about [•], 2023.

ADDITIONAL INFORMATION

The accompanying document is the prospectus for securities of Pubco. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Special Meeting of HWEL at which HWEL stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. This proxy statement/prospectus is available without charge to stockholders of HWEL upon written or oral request. This document and other filings by HWEL with the Securities and Exchange Commission (the “SEC”) may be obtained by either written or oral request to HWEL’s Chief Executive Officer, Alyssa J. Rapp, at Healthwell Acquisition Corp. I, 1001 Green Bay Rd, #227, Winnetka, IL 60093, or by telephone at (847) 230-9162.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.    You may obtain copies of the materials described above at the SEC’s internet site at www.sec.gov.

In addition, if you have questions about the proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact [•], HWEL’s proxy solicitor, at [•]. You will not be charged for any of the documents that you request.

See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/prospectus for further information.

Information contained on the Starton website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting, or no later than [•], 2023.

HEALTHWELL ACQUISITION CORP. I
1001 Green Bay Rd, #227
Winnetka, IL 60093

NOTICE OF SPECIAL MEETING OF THE STOCKHOLDERS
TO BE HELD ON [•], 2023

TO THE STOCKHOLDERS OF HEALTHWELL ACQUISITION CORP. I:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of Healthwell Acquisition Corp. I, a Delaware corporation (“HWEL” or “Healthwell”), will be held at [•] a.m., Eastern Time, on [•], 2023. The Special Meeting will be a virtual meeting conducted via live webcast. You or your proxyholder will be able to attend and vote at the Special Meeting by visiting https://www.cstproxy.com/[•] and using a control number assigned by Continental Stock Transfer & Trust Company. The Special Meeting will be held for the purpose of considering and voting on the proposals described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus. You will not be able to vote or submit questions through the listen-only format.

At the Special Meeting, you will be asked to consider and vote on the following proposals:

(1) Proposal 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve the Business Combination Agreement, dated April 27, 2023 (as it may be amended or supplemented from time to time, including by the First Amendment to Business Combination Agreement, dated May 15, 2023, the “Business Combination Agreement”), by and among HWEL, Starton Therapeutics, Inc., a British Columbia corporation (“Starton”); HWEL Holdings Corp., a Delaware corporation and wholly-owned subsidiary of HWEL (“Pubco”); HWEL Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”); 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and wholly-owned subsidiary of Pubco (“CallCo”); 1412388 B.C. Ltd, a British Columbia corporation and wholly-owned subsidiary of CallCo (“ExchangeCo”); Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, as the representative from and after the Effective Time (as defined in the Business Combination Agreement) of the stockholders of Pubco (other than the Sellers (as defined below) and their successors and assignees) (the “Purchaser Representative”); and Kiriakos Charlie Perperidis, in the capacity as the representative of the shareholders of Starton (the “Sellers”) from and after the Effective Time (the “Seller Representative”) (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination” or the “Transaction”). The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The Business Combination Proposal.”

(2) Proposal 2 — The Charter Proposal — To consider and vote upon a proposal to approve, in connection with the Business Combination, the adoption of Pubco’s amended and restated certificate of incorporation (the “Proposed Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination. The Charter Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Charter Proposal will have no effect, even if approved by HWEL stockholders. The Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 2: The Charter Proposal.”

(3) – (9) Proposals 3 – 9 — The Organizational Documents Proposals — To consider and vote upon seven separate non-binding advisory proposals to approve, assuming the Business Combination Proposal is approved and adopted, material differences between HWEL’s amended and restated certificate of incorporation, as amended (the “Current Charter”), currently in effect and the Proposed Charter upon completion of the Business Combination, specifically:

Proposal 3

To approve provisions to be included in the Proposed Charter providing for the creation of Pubco Class C Common Stock.

Proposal 4

To approve provisions to be included in the Proposed Charter increasing the authorized shares of “blank check” preferred stock and Class A Common Stock.

Proposal 5

To approve provisions to be included in the Proposed Charter to provide that shares of Pubco Class C Common Stock are only issuable in connection with the issuance of a corresponding number of Exchangeable Shares pursuant to the Plan of Arrangement.

Proposal 6

To approve provisions to be included in the Proposed Charter providing that directors may only be removed for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

Proposal 7

To approve provisions to be included in the Proposed Charter providing that (i) stockholder special meetings may only be called by the Pubco Board pursuant to a resolution adopted by a majority of the Pubco Board or the Secretary of Pubco, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco and (ii) stockholders may only act at annual and special meetings and not by written consent.

Proposal 8

To approve provisions to be included in the Proposed Charter providing that the amendment of certain provisions of the Proposed Charter related to the number of directors and director terms and that any amendment of the Proposed Bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of Pubco entitled to vote on such amendment.

Proposal 9

To approve provisions to be included in the Proposed Charter to remove certain provisions related to HWEL’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Proposals 3 – 9: The Organizational Documents Proposals.”

(10) Proposal 10 — The Nasdaq Proposal — To consider and vote upon a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of common stock of Pubco (the “Pubco Common Stock”) in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan (as defined below), to the extent such issuances would require stockholder approval under Nasdaq Rule 5635. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 10: The Nasdaq Proposal.”

(11) Proposal 11 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve the 2023 Omnibus Incentive Plan (the “Incentive Plan”). The form of the Incentive Plan to become effective upon consummation of the Business Combination is appended to the accompanying proxy statement/prospectus as Annex D. The board of directors of Pubco (the “Pubco Board”) intends to adopt the Incentive Plan, subject to approval from the stockholders of HWEL, effective upon the Closing, to be used by Pubco on a going-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 11: The Incentive Plan Proposal.”

(12) Proposal 12 — The Director Election Proposal — To consider and vote upon a proposal to elect nine directors to the Pubco Board, three of whom will serve until the first annual meeting of stockholders after Closing, three of whom will serve until the second annual meeting of stockholders after Closing and three of whom will serve until the third annual meeting of stockholders after Closing, or when such directors’ successors have been duly elected and qualified, or upon such directors’ earlier death, resignation, retirement or removal for cause. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 12: The Director Election Proposal.”

(13) Proposal 13 — The Insider Letter Amendment Proposal — To consider and vote upon a proposal to approve an amendment to the letter agreement, dated August 2, 2021, by and among HWEL, the Sponsor and the other parties thereto (the “Insider Letter”), in the form appended to the accompanying proxy statement/prospectus as Annex E, to revise the lock-up period applicable to HWEL’s Class B common stock, par value $0.0001 per share, held by the Sponsor (the “Founder Shares”) set forth in the Insider Letter as follows, effective at the Closing: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up). The Insider Letter Amendment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 13: Insider Letter Amendment Proposal.”

(14) Proposal 14 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the HWEL Board. This proposal is referred to as the “Adjournment Proposal.” The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 14: The Adjournment Proposal.”

The proposals being submitted for a vote at the Special Meeting are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Business Combination Agreement. HWEL urges you to read carefully the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements.

After careful consideration, the HWEL Board has approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Special Meeting is in the best interests of HWEL and its stockholders and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

The existence of financial and personal interests of HWEL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of HWEL and what may be best for a director’s personal interests when determining to recommend that stockholders vote for the proposals. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of HWEL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion of these conflicts.

The record date for the Special Meeting is [•], 2023 (the “Record Date”). Only holders of record of HWEL Common Stock at the close of business on the Record Date are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournments of the Special Meeting.

The HWEL Units, Common Stock and Public Warrants (each as defined in the accompanying proxy statement/prospectus) are traded on Nasdaq under the symbols “HWELU”, “HWEL” and “HWELW”, respectively. On [__], 2023, the closing sale prices of the HWEL Units, Common Stock and Public Warrants were $[__], $[__] and $[__], respectively. Pubco will apply for listing, to be effective upon the Closing (acceptance of such listing is a condition to the Closing), of the shares of Pubco Common Stock and Pubco Warrants (each as defined in the accompanying proxy statement/prospectus) on the Nasdaq under the proposed symbols “STA” and “STAW”, respectively. There is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Pursuant to the Current Charter, a Public Stockholder (as defined in the accompanying proxy statement/prospectus) may request that HWEL redeem all or a portion of its Public Shares (as defined in the proxy statement/prospectus) for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     hold Public Shares or hold Public Shares through HWEL Units and you elect to separate your HWEL Units into the underlying Public Shares and Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)     prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, HWEL’s transfer agent, that HWEL redeem your Public Shares for cash, and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of HWEL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their HWEL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the HWEL Units into the underlying Public Shares and Public Warrants, or if a holder holds HWEL Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Stockholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the transfer agent, HWEL will redeem each Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account (the “Trust Account”) established in connection with HWEL’s initial public offering (the “IPO”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Public Shares. As of [•], 2023, this would have amounted to approximately [•] per Public Share. If a Public Stockholder exercises its redemption rights, it will be exchanging such stockholder’s Public Shares for the right to receive such stockholder’s pro rata share of the Trust Account and will no longer own such Public Shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board. The stockholder can make such request by contacting the Transfer Agent, at the address or email address listed in the accompanying proxy statement/prospectus. See “Special Meeting of the Stockholders — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

The Required Proposals (as defined in the accompanying proxy statement/prospectus) are interdependent on each other. The Organizational Documents Proposals and the Insider Letter Amendment Proposal are conditioned upon the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If HWEL’s stockholders do not approve each of the Required Proposals at the Special Meeting, the Business Combination may not be consummated.

Each of the Proposals except the Charter Proposal, the Organizational Documents Proposals and the Director Election Proposal requires the affirmative vote of holders of a majority of the shares of HWEL Common Stock that are voted at the Special Meeting.

The Charter Proposal requires the affirmative vote of the holders of a majority of the shares of the HWEL Class A Common Stock then outstanding, voting as a single class, holders of a majority of the shares of HWEL Class B Common Stock then outstanding, voting as a single class and holders of a majority of the shares of HWEL Class A Common Stock and HWEL Class B Common Stock then outstanding, voting together as a single class. Each of the Organizational Documents Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of HWEL Common Stock.

The Director Election Proposal requires a plurality vote of the holders of HWEL Common Stock that are present or represented by proxy at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. HWEL urges you to read the accompanying proxy statement/prospectus carefully.

If you have any questions or need assistance voting your Common Stock, please contact [•], HWEL’s proxy solicitor, at [•]. This notice of the Special Meeting and the proxy statement/prospectus are available at the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Alyssa J. Rapp
Chairman of the Board

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BASIS OF PRESENTATION AND GLOSSARY

Frequently Used Terms

As used in this proxy statement/prospectus, unless otherwise noted or the context otherwise requires:

“Ancillary Documents” means each agreement, instrument or document attached as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the parties to the Business Combination Agreement in connection with or pursuant to the Business Combination Agreement.

“ACA” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act.

“AUC” means area under the curve.

“ANDA” means Abbreviated New Drug Application.

“API” means active pharmaceutical ingredients.

“AWP” means Average Wholesale Price.

“BA” means bioavailability.

“Business Combination” or “Transaction” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of April 27, 2023, as may be amended, restated or supplemented from time to time in accordance with its terms, including by the First Amendment to Business Combination Agreement, dated May 15, 2023, by and among HWEL, Starton, Pubco, Purchaser Merger Sub, CallCo, ExchangeCo, Purchaser Representative and Seller Representative. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

“CallCo” means 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and wholly-owned subsidiary of Pubco.

“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act.

“CLL” means chronic lymphocytic leukemia.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consideration Shares” means the Pubco Class A Common Stock and Exchangeable Shares deliverable to Starton Shareholders at the Closing.

“Continental” means Continental Stock Transfer & Trust Company.

“CR” means complete response.

“Cmax” means maximum plasma concentration.

“CMS” means U.S. Centers for Medicare and Medicaid Services.

“CINV” stands for chemotherapy induced nausea and vomiting.

“cGMP” means Current Good Manufacturing Practices.

“CRO” means contract research organizations.

“Current Charter” means HWEL’s Amended and Restated Certificate of Incorporation, as amended.

“DEA” means the U.S. Drug Enforcement Administration.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dissenting Shareholders” means the shareholders of Starton that have validly exercised appraisal rights pursuant with respect to their shares.

“DIA” means Drug-in-adhesive.

“DOJ” means U.S. Department of Justice.

“DTC” means The Depository Trust Company.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“Earnout Consideration” means up to an additional shares 25,000,000 shares of Pubco Common Stock or Exchangeable Shares, as earnout consideration after the Closing.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchangeable Shares” means shares of ExchangeCo.

“ExchangeCo” means 1412388 B.C. Ltd, a British Columbia corporation and wholly-owned subsidiary of CallCo.

“FDA” means United States Food and Drug Administration.

“FDC” Act means Food, Drug, and Cosmetic Act.

“FINRA” means Financial Industry Regulatory Authority, Inc.

“FTC” means Federal Trade Commission.

“Founder Shares” means the Class B Common Stock held by the Sponsor that was initially purchased by the Sponsor in a private placement prior to the IPO.

“GAAP” means U.S. generally accepted accounting principles.

“GCPs” means Good Clinical Practices.

“GLP” means good laboratory practice.

“Haisco” means Haisco Pharmaceutical Group Co., Ltd.

“HEC” means Highly Emetogenic Chemotherapy.

“HIPAA” means Health Insurance Portability and Accountability Act of 1996.

“HITECH” means U.S. Health Information Technology for Economic and Clinical Health Act of 2009.

“HWEL” or “Healthwell” means Healthwell Acquisition Corp. I, a Delaware corporation.

“HWEL Board” means the board of directors of BWAC.

“HWEL Class A Common Stock” or “Class A Common Stock” means HWEL’s Class A common stock, par value $0.0001 per share.

“HWEL Class B Common Stock” or “Class B Common Stock” means HWEL’s Class B common stock, par value $0.0001 per share.

“HWEL Common Stock” or “Common Stock” means collectively, HWEL Class A Common Stock and HWEL Class B Common Stock, which shares have the rights and preferences, and otherwise are subject to the terms and conditions, set forth in the Current Charter.

“HWEL Parties” means HWEL, Pubco and the Pubco Subs.

“HWEL Units” or “Units” means the units, each consisting of one share of Class A Common Stock and one-half of one Public Warrant (each whole Public Warrant entitling the holder thereof to purchase one share of Class A Common Stock) issued by HWEL pursuant to, and with the terms set forth in, the Current Charter.

“IMiD” means immunomodulatory imide drugs.

“Incentive Plan” means the proposed 2023 Omnibus Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex D.

“IND” means Investigational New Drug.

“Insider Letter” means the letter agreement, dated August 2, 2021, by and among HWEL, its executive officers and directors and the Sponsor.

“Insider Letter Amendment” means the proposed amendment to the Insider Letter in the form attached to this proxy statement/prospectus as Annex E to be entered into by HWEL and the Insiders at or prior to the Closing, which, if approved, will revise the lock-up period applicable to the Founder Shares set forth in the Insider Letter as follows: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up).

“Insiders” means the Sponsor and HWEL’s officers and directors.

“IPO” or “Initial Public Offering” means HWEL’s initial public offering.

“IRB” means institutional review board.

“LLD” means lenalidomide.

“Lock-Up Agreements” means the lock-up agreements to be entered into at or prior to the Closing by certain significant Starton Shareholders, Pubco, Starton and the Purchaser Representative.

“MM” means multiple myeloma.

“Nasdaq” means the Nasdaq Stock Market.

“NCCN” means National Comprehensive Cancer Network guidelines.

“NCE” means new chemical entity.

“NDA” means New Drug Application

“NK1” means Neurokinin-1.

“NOLs” means net operating loss carryforwards.

“PCT” means Patent Cooperation Treaty of 1970.

“PDUFA” means Prescription Drug User Fee Act.

“Purchaser Merger Sub” means Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pubco.

“PFS” means progression free survival rate.

“PIINV” means poly ADP-ribose polymerase (or PARP inhibitor) induced nausea and vomiting.

“PREA” means Pediatric Research Equity Act.

“Private Warrants” means the warrants to purchase Class A Common Stock that HWEL issued to the Sponsor in a private placement completed at the time of the IPO, each of which entitles the holder thereof to purchase one share of Class A Common Stock at a purchase price of $11.50 per share.

“Proposals” means collectively, the proposals presented to HWEL stockholders at the Special Meeting.

“Proposed Bylaws” means Pubco’s amended and restated bylaws in the form included as Annex C to this proxy statement/prospectus, proposed to be in effect at and following the Closing of the Business Combination, as further described in the “Charter Proposal” section of this proxy statement/prospectus.

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“Proposed Charter” means Pubco’s amended and restated certificate of incorporation in the form included as Annex B to this proxy statement/prospectus, proposed to be in effect at and following the Closing of the Business Combination.

“PTO” means Patent and Trademark Office.

“Pubco” means HWEL Holdings Corp., a Delaware corporation and wholly-owned subsidiary of HWEL.

“Pubco Board” means the board of directors of Pubco.

“Pubco Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Pubco.

“Pubco Class C Common Stock” means the shares of Class C common stock, par value $0.0001 per share, of Pubco.

“Pubco Common Stock” means the shares of Pubco Class A Common Stock and Pubco Class C Common Stock.

“Pubco Subs” means Purchaser Merger Sub, CallCo and ExchangeCo.

“Pubco Warrant” means a warrant, each exercisable to purchase one share of Pubco Common Stock.

“Public Shares” means the Common Stock sold in the IPO (including Common Stock included in the overallotment units), whether they were purchased in the IPO or thereafter in the open market.

“Public Stockholder” or “HWEL Public Stockholder” means a holder of Public Shares as of the relevant date.

“Public Unit” means a unit of one share of Common Stock and one-half of one Public Warrant sold by HWEL in the IPO.

“Public Warrant” means the warrant originally included as part of Public Units, each who warrant entitling the holder thereof to purchase one share of Class A Common Stock at a purchase price of $11.50 per share.

“Redemption Date” means that date on which holders of Public Shares may be eligible to redeem their Public Shares for Redemption in accordance with the Current Charter in connection with the Closing of the Business Combination.

“Redemption Price” means an amount equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated in accordance with the Current Charter as of the applicable Redemption Date.

“REMS” means Risk Evaluation and Mitigation Strategy.

“Restricted Securities” means the Consideration Shares to be issued to the Starton Shareholders in connection with the Business Combination, including any Earnout Shares, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted.

“SC” means continuous subcutaneous.

“SCID” means severe combined immunodeficiency.

“SCIS” means subcutaneous infusion system.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller Representative” means Kiriakos Charlie Perperidis, in the capacity as the representative of Starton Shareholders.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” or “Purchaser Representative” means Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company.

“Starton” means Starton Therapeutics, Inc., a British Columbia corporation HWEL.

“Starton Shareholders” means the shareholders of Starton.

“TDS” means transdermal delivery systems.

“T1/2” means half-time.

“TCJA” means Tax Cuts and Jobs Act of 2017.

“TEAE” means treatment-emergent adverse event.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the trust account established by HWEL with the proceeds from the IPO and the sale of Private Warrants pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of August 2, 2021, as it may be amended, by and between HWEL and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“TRPL” means Transdermal Research Pharm Laboratories LLC.

“TTF” means Total treatment failure.

“OBI” means on-body injector.

“ODA” means Orphan Drug Act.

“OTC” means over the counter.

“ORR” means objective tumor response.

“Warrant Agreement” means the Warrant Agreement, dated as of August 2, 2021, between HWEL and Continental, which governs HWEL’s outstanding Warrants.

“Warrants” means the Private Warrants and Public Warrants, collectively.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to Pubco’s stockholders following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus):

1.      No Public Stockholders exercise their redemption rights in connection with the Closing of the Business Combination, and the balance of the Trust Account as of the Closing is the same as its balance on [__], 2023 of approximately $[__] million. Please see the section entitled “Special Meeting of the Stockholders — Redemption Rights.”

2.      There are no transfers by the Sponsor of Common Stock or Private Warrants prior to the Closing.

3.      No holders of HWEL Warrants exercise any of the outstanding HWEL Warrants.

4.      Solely for purposes of the pro forma financial statement sections of this proxy statement/prospectus, the assumed redemption price upon consummation of the Business Combination is $[__], which is based on the amount in the Trust Account as of [__], 2023, adjusted for withdrawals for redemptions in connection with the Extension Amendment, but not including any interest earned on the funds in the Trust Account following [__], 2023.

5.      Upon consummation of the Purchaser Merger, (i) non-redeeming HWEL Public Stockholders will receive, as consideration in the Purchaser Merger for the shares of HWEL Common Stock held by such holders, [__] shares of Pubco Common Stock; (ii) the Sponsor will receive, as consideration in the Purchaser Merger for the shares of HWEL Common Stock held by the Sponsor, [__] shares of Pubco Common Stock, and (iii) all of the outstanding HWEL Warrants will become Pubco Warrants exercisable for shares of Pubco Common Stock, in each case in accordance with the terms of the Business Combination Agreement.

6.      Other than (i) the shares of Pubco Common Stock issued to HWEL upon Pubco’s formation, which shares will be cancelled in connection with the Business Combination; (ii) the shares of Pubco Common Stock and Pubco Warrants to be issued upon consummation of the Purchaser Merger and (iii) the shares of Pubco Common Stock to be issued to the Starton Securityholders as consideration, there are no other issuances of equity securities of Pubco prior to or in connection with the Closing.

7.      None of the holders of Starton Options exercise any of the outstanding Starton Options.

8.      None of the Starton Stockholders exercises dissent rights in connection with the Closing.

TRADEMARKS

This proxy statement/prospectus contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Trademarks and service marks are collectively referred to herein as “Trademarks.”

Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus contains market and industry data, estimates and statistics obtained from third-party sources. Statements as to industry position are based on market data currently available. While HWEL and Starton are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, which are statements other than those of historical fact. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the closing of the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of HWEL, Starton and Pubco prior to the Business Combination and the period following the consummation of the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and on the current expectations, forecasts and assumptions of the management of HWEL and Starton, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by HWEL.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of HWEL or Starton prove incorrect, actual results may vary in material respects from those projected in or contemplated by these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to HWEL or Starton or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, neither HWEL nor Starton undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including the Business Combination Proposal. The following questions and answers do not include all the information that is important to HWEL’s stockholders. HWEL’s stockholders are urged to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus in connection with the Special Meeting of the stockholders of HWEL. HWEL is holding the Special Meeting to consider and vote upon the proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

(1) Proposal 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve the Business Combination Agreement by and among HWEL, Starton, Pubco, Purchaser Merger Sub, CallCo, ExchangeCo, the Purchaser Representative and the Seller Representative, pursuant to which HWEL and Starton will become direct and indirect subsidiaries of Pubco and Pubco will become a publicly-traded company.

A copy of the Business Combination Agreement is appended to this proxy statement/prospectus as Annex A. The Business Combination Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 1: The Business Combination Proposal.”

(2) Proposal 2 — The Charter Proposal — To consider and vote upon a proposal to approve, in connection with the Business Combination, the adoption of Pubco’s Proposed Charter, in the form appended to this proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination. The Charter Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Charter Proposal will have no effect, even if approved by HWEL stockholders. The Charter Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 2: The Charter Proposal.”

(3) − (9) Proposals 3 – 9 — The Organizational Documents Proposals — To consider and vote upon seven separate non-binding advisory proposals to approve, assuming the Business Combination Proposal is approved and adopted, material differences between the Current Charter of HWEL and the Proposed Charter upon completion of the Business Combination, specifically:

Proposal 3

To approve provisions to be included in the Proposed Charter providing for the creation of Pubco Class C Common Stock.

Proposal 4

To approve provisions to be included in the Proposed Charter increasing the authorized shares of “blank check” preferred stock and Class A Common Stock.

Proposal 5

To approve provisions to be included in the Proposed Charter to provide that shares of Pubco Class C Common Stock are only issuable in connection with the issuance of a corresponding number of Exchangeable Shares pursuant to the Plan of Arrangement.

Proposal 6

To approve provisions to be included in the Proposed Charter providing that directors may only be removed for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

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Proposal 7

To approve provisions to be included in the Proposed Charter providing that (i) stockholder special meetings may only be called by the Pubco Board pursuant to a resolution adopted by a majority of the Pubco Board or the Secretary of Pubco, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco and (ii) stockholders may only act at annual and special meetings and not by written consent.

Proposal 8

To approve provisions to be included in the Proposed Charter providing that the amendment of certain provisions of the Proposed Charter related to the number of directors and director terms and that any amendment of the Proposed Bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of Pubco entitled to vote on such amendment.

Proposal 9

To approve provisions to be included in the Proposed Charter to remove certain provisions related to HWEL’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

The Organizational Documents Proposals are described in more detail in this proxy statement/prospectus under the heading “Proposals 3 – 9: The Organizational Documents Proposals.”

(10) Proposal 10 — The Nasdaq Proposal — To consider and vote upon a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of Pubco Common Stock in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require stockholder approval under Nasdaq Rule 5635. The Nasdaq Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 10: The Nasdaq Proposal.”

(11) Proposal 11 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve the Incentive Plan. The form of the Incentive Plan to become effective upon consummation of the Business Combination is appended to this proxy statement/prospectus as Annex D. The Pubco Board intends to adopt the Incentive Plan, subject to approval from the stockholders of HWEL, effective upon the Closing, to be used by Pubco on a going-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 11: The Incentive Plan Proposal.”

(12) Proposal 12 — The Director Election Proposal — To consider and vote upon a proposal to elect nine directors to the Pubco Board, three of whom will serve until the first annual meeting of stockholders after Closing, three of whom will serve until the second annual meeting of stockholders after Closing and three of whom will serve until the third annual meeting of stockholders after Closing, or when such directors’ successors have been duly elected and qualified, or upon such directors’ earlier death, resignation, retirement or removal for cause. The Director Election Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 12: The Director Election Proposal.”

(13) Proposal 13 — The Insider Letter Amendment Proposal — To consider and vote upon a proposal to approve the Insider Letter Amendment, the form of which is appended to this proxy statement/prospectus as Annex E, pursuant to which the lock-up period applicable to the Founder Shares set forth in the Insider Letter would be revised as follows, effective at the Closing: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up). The Insider Letter Amendment Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 13: Insider Letter Amendment Proposal.”

(14) Proposal 14 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the HWEL board of directors (the “HWEL Board”). The Adjournment Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 14: The Adjournment Proposal.”

The Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Director Election Proposal are collectively referred to herein as the “Required Proposals.” If HWEL’s stockholders do not approve each of the Required Proposals at the Special Meeting, the Business Combination may not be consummated unless such approvals are waived under the terms of the Business Combination Agreement.

The Required Proposals are interdependent on each other. The Organizational Documents Proposals and the Insider Letter Amendment Proposal are conditioned upon the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal.

Each of the Proposals except the Charter Proposal, the Organizational Documents Proposals and the Director Election Proposal requires the affirmative vote of holders of a majority of the shares of HWEL Common Stock that are voted at the Special Meeting.

The Charter Proposal requires the affirmative vote of the holders of a majority of the shares of the HWEL Class A Common Stock then outstanding, voting as a single class, holders of a majority of the shares of HWEL Class B Common Stock then outstanding, voting as a single class and holders of a majority of the shares of HWEL Class A Common Stock and HWEL Class B Common Stock then outstanding, voting together as a single class. Each of the Organizational Documents Proposals requires the affirmative vote of the holders of a majority of the outstanding shares of HWEL Common Stock.

The Director Election Proposal requires a plurality vote of the holders of HWEL Common Stock that are present or represented by proxy at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Q:     What interests do HWEL’s Insiders and advisors have in the Business Combination?

A:     In considering the recommendation of the HWEL Board to vote in favor of the Business Combination, Public Stockholders should be aware that the Sponsor and HWEL’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of HWEL’s other stockholders generally and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to HWEL’s other stockholders. HWEL’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to HWEL’s stockholders that they approve the Business Combination. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor holds 6,250,000 Founder Shares purchased from HWEL for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the HWEL Common Stock on [__], 2023, which was $[__], would have an aggregate value of approximately $[__] million as of the same date. If HWEL does not consummate the Business Combination or another initial business combination by August 5, 2023 (or such later date approved by HWEL’s stockholders), and HWEL is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.004 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per HWEL Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the HWEL Units in the IPO and the HWEL Public Stockholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the 7,700,000 Private Warrants purchased by the Sponsor for $1.00 per Private Warrant will be worthless if a business combination is not consummated (although the Private Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 7,700,000 Private Warrants held by the Sponsor is estimated to be approximately $[__], assuming the per warrant value of the Private Warrants is the same as the $[__] closing price of the Public Warrants on Nasdaq on [__], 2023);

•        the Sponsor Note was issued in March 2023 for a principal amount of up to $750,000, which may be repaid in cash or converted into warrants of HWEL at $1.00 per warrant at the election of the Sponsor. As of March 31, 2023, an aggregate of $60,000 was outstanding under the Sponsor Note. Through June 30, 2023, the total amount drawn by the Company from the March 2023 Sponsor Note was $400,000. If the Business Combination or another initial business combination is not consummated, the Sponsor Note may not be repaid to the Sponsor, in whole or in part;

•        the fact that HWEL’s Insiders have waived their right to redeem their Founder Shares, or to receive distributions from the Trust Account with respect to the Founder Shares upon HWEL’s liquidation if HWEL is unable to consummate its initial business combination;

•        the fact that unless HWEL consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account). As of June 30, 2023, no directors or officers of HWEL have incurred any expenses for which they expect to be reimbursed at the Closing (other than the Sponsor Note); and

•        the anticipated election of each of Alyssa J. Rapp, Chief Executive Officer and a director of HWEL, John MacCarthy, a director of HWEL, and George Hornig, co-Chairman of HWEL, as a director of Pubco after the consummation of the Business Combination. As such, in the future, Ms. Rapp and Messrs. MacCarthy and Hornig will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to its directors.

The foregoing interests present a risk that the Sponsor and HWEL’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to the Public Stockholders rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor and HWEL’s officers and directors may have a conflict of interest in determining whether Starton is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

In addition to the interests of HWEL’s Insiders in the Business Combination, HWEL stockholders should be aware that Jefferies LLC (“Jefferies”) may have financial interests that are different from, or in addition to, the interests of HWEL stockholders, including the fact that, pursuant to the Underwriting Agreement entered into by HWEL and Jefferies in connection with the IPO (the “Underwriting Agreement”), upon consummation of the Business Combination, a transaction fee equal to 3.5% of the gross proceeds received by HWEL in the IPO, or $8,750,000, will become payable to Jefferies at the Closing (the “Jefferies Transaction Fee”). Accordingly, Jefferies has an interest in HWEL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Jefferies will not receive the Jefferies Transaction Fee. On April 25, 2023, HWEL and Jefferies entered into an Engagement Letter (the “Jefferies Engagement Letter”), pursuant to which the Jefferies Transaction Fee to be paid under the Underwriting Agreement may be paid in full in cash at Closing or in equal installments, based on available cash to HWEL immediately prior to the Closing.

Please also see the sections “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Person Transactions” and “Beneficial Ownership of Securities” for more information on the interests and relationships of HWEL’s Insiders and advisors and Starton’s directors and officers in the Business Combination.

Q:     Why is HWEL proposing the Business Combination?

A:     HWEL was incorporated to effect a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses. Since HWEL’s incorporation, the HWEL Board has sought to identify suitable candidates in order to effect such a transaction. In its review of Starton, the HWEL Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the HWEL Board has determined that the Business

Combination presents a highly attractive business combination opportunity and is in the best interests of HWEL’s stockholders. The HWEL Board believes that, based on its review and consideration, the Business Combination with Starton presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Business Combination Agreement and the Current Charter.

Q:     What will happen in the Business Combination?

A:     Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, Purchaser Merger Sub will merge with and into HWEL, with HWEL continuing as the surviving entity and wholly-owned subsidiary of Pubco, in connection with which all of the existing securities of HWEL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of HWEL Common Stock outstanding immediately prior to the Effective Time shall automatically convert into one share of Pubco Class A Common Stock, and (b) each whole HWEL public warrant, private warrant and forward purchase warrant shall automatically convert into one Pubco Warrant on substantially the same terms and conditions. Immediately following the Purchaser Merger, by means of a statutory plan of arrangement under the Business Corporations Act (British Columbia), (i) CallCo will acquire a portion of the issued and outstanding Starton Shares from certain holders in exchange for Pubco Common Stock, and will contribute such Starton Shares to ExchangeCo in exchange for ExchangeCo common shares, (ii) following the Pubco Share Exchange, ExchangeCo will acquire the remaining issued and outstanding Starton Shares from the remaining shareholders of Starton in exchange for Exchangeable Shares. Concurrently with the issuance of the Exchangeable Shares, such remaining shareholders shall also receive a number of shares of Pubco Class C Common Stock that is equal to the number of Exchangeable Shares issued to such shareholders. The Exchangeable Shares will be exchangeable, on a one-for-one basis, into shares of Pubco, with each share valued at the Redemption Price, and as a result of the foregoing, upon consummation of the Business Combination, Starton will become a wholly-owned subsidiary of ExchangeCo and an indirect, majority-owned subsidiary of Pubco. After the exchange of all outstanding Exchangeable Shares following the Business Combination, Starton will become a wholly-owned indirect subsidiary of Pubco.

Q:     What form of, and how much, consideration will the Starton Securityholders receive in return for the acquisition of Starton by HWEL?

A:     The Starton Securityholders will have the potential to receive two forms of consideration in connection with the Business Combination: (i) shares of Pubco Common Stock deliverable at Closing and (ii) shares of Pubco Common Stock that may be issuable upon achievement of the Milestones.

The aggregate merger consideration to be paid pursuant to the Business Combination Agreement to the Starton Securityholders will be an amount equal to $260.0 million, subject to adjustments for Starton’s closing net debt and incentive shares provided to potential PIPE investors, and will be paid in the form of Pubco Common Stock. The Stockholder Merger Consideration to be payable to the Starton Stockholders will be allocated among the Starton Stockholders pro rata based on the number of shares of Starton Common Stock owned by such Starton Stockholder.

It is anticipated that upon completion of the Business Combination and assuming 8,625,000 shares of HWEL Common Stock are redeemed in connection with the Business Combination, the HWEL Public Stockholders would own an interest of approximately 35.5% of Pubco, the Sponsor and the initial stockholders of HWEL will own an interest of approximately 13.5% of Pubco, and the Starton security holders will own an interest of approximately 51.0% of Pubco. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information.” If the actual facts are different from the assumptions set forth therein (which they are likely to be), the percentage ownership set forth above will be different.

Starton Shareholders that have validly exercised dissent rights in accordance with the Plan of Arrangement (“Dissenting Shareholders”) with respect to Starton Shares (“Dissenting Shares”) and are ultimately determined to be entitled to be paid fair value for their Dissenting Shares, shall be entitled to be paid, subject to the Plan of Arrangement, the fair value of such Dissenting Shares, determined in accordance with the Plan of Arrangement, and will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such Dissenting Shareholder not exercised their right to dissent.

Q:     Did the HWEL Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     No. The HWEL Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to Starton Stockholders under the terms of the Business Combination Agreement). However, HWEL management and the members of the HWEL Board have substantial experience evaluating the financial merits of companies across a variety of industries, including healthcare-related businesses, and the Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the HWEL Board, as further described under the heading “HWEL Board’s Reasons for the Approval of the Business Combination” below, included estimates of the potential addressable market and analyses of certain financial information about peer public companies and other relevant financial information selected based on their business experience and the professional judgment of HWEL management.

Q:     What equity stake will current HWEL Public Stockholders, the Insiders and the Starton stakeholders hold in Pubco immediately after the completion of the Business Combination?

A:     HWEL stockholders that elect not to redeem their Public Shares will experience significant dilution as a result of the Business Combination. HWEL Public Stockholders currently own approximately 80.00% of HWEL. As noted above, if 8,625,000 shares of HWEL Common Stock are redeemed in connection with the Business Combination and no Public Warrants or Private Warrants are exercised, HWEL Public Stockholders will own approximately 35.5% of Pubco’s total shares outstanding. Following the Business Combination, an aggregate of up to 12,500,000 Public Warrants and 7,700,000 Private Warrants, excluding any securities from Starton that are replaced in accordance with the Plan of Arrangement, will be outstanding. HWEL stockholders who redeem their shares of Common Stock may continue to hold any Public Warrants that they owned prior to redemption, the exercise of which would result in additional dilution to non-redeeming HWEL stockholders.

If any of the Public Stockholders exercise their redemption rights, the percentage of shares of Pubco Common Stock held by the Public Stockholders will decrease and the percentages of the Pubco’s outstanding Common Stock held by the Sponsor and by the Starton Securityholders will increase, in each case relative to the percentage held if none of the Public Shares are redeemed.

If any of the Public Stockholders as of [__], 2023 redeem their Public Shares at Closing in accordance with the Current Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of [__], 2023, would be approximately $[__] regardless of the amount of redemptions by the Public Stockholders. Upon the issuance of shares of Pubco Common Stock in connection with the Business Combination, the percentage ownership of Pubco by Public Stockholders who do not redeem their Public Shares will be diluted. Public Stockholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Public Stockholders and through the issuance of the Earnout Shares. The percentage of the total number of outstanding shares of Pubco Common Stock that will be owned by Public Stockholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.

The following table illustrates varying beneficial ownership levels in Pubco, as well as possible sources and extents of dilution for non-redeeming Public Stockholders, assuming minimum redemptions by Public Stockholders, 50% redemption by Public Stockholders, 75% redemption by Public Stockholders and maximum redemptions by Public Stockholders:

	Assuming Minimum Redemption		Assuming 50% Redemption		Assuming 75% Redemption		Assuming Maximum Redemption
	Shares (a)%		Shares (a)%		Shares (a)%		Shares (a)%
HWEL public shareholders	16,375	17.8%	12,500	14.3%	6,250	7.7%	3,777	4.8%
HWEL Sponsor promote	6,250	6.7%	6,250	7.1%	6,250	7.7%	6,250	7.9%
HWEL Private Warrants	7,700	8.6%	7,700	8.8%	7,700	9.5%	7,700	9.8%
HWEL Public Warrants	12,500	14.0%	12,500	14.3%	12,500	15.4%	12,500	15.9%
Total HWEL	42,825	47.1%	38,950	44.5%	32,700	40.3%	30,277	38.4%

Seller Shares	23,552	25.7%	23,552	26.9%	23,552	29.0%	23,552	29.9%
Earnout Shares	25,000	27.2%	25,000	28.6%	25,000	30.7%	25,000	31.7%
Total Shares at Closing	91,377	100.0%	87,502	100.0%	81,252	100.0%	78,779	100.0%

•        Assuming minimum redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 35% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 35% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 8,625,000 Public Shares are redeemed for an aggregate redemption payment of approximately $88 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming 50% redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 50% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under this scenario. This scenario assumes that 12,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $128 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming 75% redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 75% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 75% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 18,750,000 Public Shares are redeemed for an aggregate redemption payment of approximately $192 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming maximum redemption scenario:    This scenario assumes that 21,223,000 Public Shares are redeemed for an aggregate redemption payment of approximately $218 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable). This maximum redemption scenario is based on the maximum permitted amount of redemptions while still satisfying the Minimum Cash Condition, which is waivable by HWEL and Starton.

The cash fees paid to the IPO underwriters in connection with the IPO, which will not be adjusted on the basis of the number of redemptions by Public Stockholders at the Closing, totaled $8.75 million.

The table below reflects the effects of the redemption scenarios on the loss per share of the combined company, excluding the effect of anti-dilutive securities such as the Private and Public Warrants and the Earnout Shares.

				As of March 31, 2023
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Minimum Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
In thousands, except per share data
Pro forma net loss attributable to Starton	$52,891	$52,891	$52,891	$52,891	$52,891
Basic and Diluted weighted average shares outstanding	54,802,000	46,177,000	42,302,000	36,052,000	33,578,803
Pro Forma Basic and Diluted Loss Per Share	$0.97	$1.15	$1.25	$1.47	$1.58
				As of December 31, 2022
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Minimum Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
In thousands, except per share data
Pro forma net loss attributable to Starton	$201,373	$201,373	$201,373	$201,373	$201,373
Basic and Diluted weighted average shares outstanding	54,802,000	46,177,000	42,302,000	36,052,000	31,274,000
Pro Forma Basic and Diluted Loss Per Share	$3.67	$4.36	$4.76	$5.59	$6.44

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     After completion of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise redemption rights and, after paying the Redemptions, a portion will be used to pay transaction expenses incurred in connection with the Business Combination and for working capital and general corporate purposes of Starton, HWEL and their respective subsidiaries. Such funds may also be used to reduce the indebtedness and certain other liabilities of Starton, HWEL and their respective subsidiaries. As of [__], 2023, there were investments and cash held in the Trust Account of approximately $[__] million. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the Public Shares if HWEL is unable to complete a Business Combination by August 5, 2023 (except that interest earned on the amounts held in the Trust Account may be released earlier as necessary to pay for any taxes).

Q:     Do I have redemption rights?

A:     If you are a holder of Public Shares, you have the right to demand that HWEL redeem such shares for a pro rata portion of the cash held in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. We sometimes refer to these rights to demand redemption of the public shares as “redemption rights.”

Under the Current Charter, HWEL will not redeem any Public Shares if HWEL would not have at least $5,000,001 in net tangible assets either immediately prior to or upon consummation of the Business Combination after taking into account the redemption for cash of all Public Shares properly demanded to be redeemed by holders of Public Shares.

Q:     What happens if a substantial number of HWEL Public Stockholders vote in favor of the Business Combination proposal and exercise their redemption rights?

A:     HWEL’s Public Stockholders may vote in favor of the Business Combination and still exercise their redemption rights, provided that HWEL will not redeem any Public Shares if HWEL would not have at least $5,000,001 in net tangible assets either immediately prior to or upon consummation of the Business Combination after taking into account the redemption for cash of all Public Shares properly demanded to be redeemed by holders of Public Shares. The Business Combination may be completed even though the funds available from the Trust Account and the number of Public Stockholders is substantially reduced as a result of redemptions by Public Stockholders.

It is a condition to the parties’ obligation to close the Business Combination, waivable by Starton, that HWEL or Pubco will have cash or cash equivalents of at least $15 million, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any Equity Investment or Debt Financing, and after the payment of the parties’ transaction expenses (the “Minimum Cash Condition”). If the Business Combination is completed notwithstanding Redemptions, Pubco will have fewer shares of Pubco Common Stock and fewer Public Stockholders, the trading market for Pubco’s securities may be less liquid and Pubco may not be able to meet the minimum listing standards for Nasdaq, which is a condition to Closing. Furthermore, the funds available from the Trust Account for working capital purposes of Pubco after the Business Combination may not be sufficient for its future operations and may not allow Pubco to reduce Pubco’s indebtedness and/or pursue its strategy for growth.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     In addition to the approval of the Required Proposals, there are a number of closing conditions in the Business Combination Agreement. Any of the conditions to a party’s obligation to consummate the Business Combination set forth in the Business Combination Agreement may be waived by such party. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section titled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q:     What happens if the Business Combination is not consummated?

A:     If HWEL is not able to complete the Business Combination or another initial business combination by August 5, 2023, its current deadline for completing its initial business combination (as such date may be extended by vote of the HWEL stockholders), HWEL will cease all operations except for the purpose of winding up and redeeming its Public Shares and liquidating the Trust Account, in which case HWEL’s Public Stockholders may only receive the amount in the Trust Account as of the applicable Redemption Date (less up to $100,000 of interest to pay dissolution expenses and any interest earned on the amounts held in the Trust Account released earlier to pay for any taxes), which would be only approximately $[__] per share, based on the amount held in the Trust Account as of [__], 2023, and HWEL’s Warrants will expire and have no value.

Q:     When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated as soon as practicable following the Special Meeting, which is set for [•], 2023; however, (i) such meeting could be adjourned if the Adjournment Proposal is adopted by HWEL’s stockholders at the Special Meeting and the HWEL stockholders elect to adjourn the Special Meeting to a later date or dates at the determination of the HWEL Board, and (ii) the Closing will not occur until all conditions set forth in the Business Combination Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q:     What proposals are stockholders being asked to vote upon?

A:     The stockholders are being asked to vote upon the following proposals.

•        Proposal 1: The Business Combination Proposal

•        Proposal 2: The Charter Proposal

•        Proposals 3 – 9: The Organizational Documents Proposals

•        Proposal 10: The Nasdaq Proposal

•        Proposal 11: The Incentive Plan Proposal

•        Proposal 12: The Director Election Proposal

•        Proposal 13: The Insider Letter Amendment Proposal

•        Proposal 14: The Adjournment Proposal

If HWEL’s Public Stockholders do not approve each of the Required Proposals, then the Business Combination may not be consummated.

As required by applicable SEC guidance to give stockholders the opportunity to present their views on important corporate governance provisions, HWEL is requesting that its stockholders vote, on a non-binding advisory basis, upon the Organizational Documents Proposals to approve certain governance provisions contained in the Proposed Charter that materially affect stockholder rights, and will be adopted when the Proposed Charter is adopted by Pubco. See “Proposals 3 – 9: The Organizational Documents Proposals.” These separate votes are not otherwise required by Delaware law, but pursuant to SEC guidance, HWEL is required to submit these provisions to its stockholders separately for approval. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on HWEL or the HWEL Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals.

After careful consideration, the HWEL Board has approved the Business Combination Agreement and the Transactions and determined that the Business Combination Proposal, the Charter Proposal, each of the Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal each is in the best interests of HWEL and recommends that you vote “FOR” or give instruction to vote “FOR” each of these proposals.

THE VOTE OF STOCKHOLDERS IS IMPORTANT. STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:     What material negative factors did the HWEL Board consider in connection with the Business Combination?

A:     Among the material negative factors that the HWEL Board considered in its evaluation of the Business Combination were that fact that Starton does not expect commercial revenues until 2027; that Starton may need to raise additional capital to continue to fund future clinical trials; and that Starton may not meet its Phase 1B clinical trial goals on a timely basis. These factors are discussed in greater detail in the section entitled “Proposal 1: The Business Combination Proposal — HWEL Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risks Related to the Business Combination.”

Q:     How do the Public Warrants differ from the Private Warrants and what are the related risks to any holders of Public Warrants following the Business Combination?

A:     The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants will not be redeemable by Pubco and may be exercisable on a cashless basis, in each case so long as they are held by the initial purchasers of the Private Warrants or their permitted transferees. If the Private Warrants are held by holders other than the initial purchasers of the Private Warrants or their permitted transferees, the Private Warrants will be redeemable by Pubco in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Following the Business Combination, Pubco may redeem the Public Warrants, prior to their exercise at a time that is disadvantageous to the holder, thereby significantly impairing the value of such warrants. Pubco will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Common Stock equals or exceeds $18.00 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading-day-period ending on the third business day prior to the date on which a notice of redemption is sent to the warrant holders. In addition, commencing ninety days after the Public Warrants become exercisable, Pubco may redeem the outstanding Public Warrants at a price of $0.10 per warrant if, and only if, the closing price of the Common Stock equals or exceeds $10.00 per share on the trading day prior to the date on which Pubco sends the notice of redemption to the warrant holders, as described in the section entitled “Description of Securities of HWEL — Redeemable Warrants”. Pubco will not redeem the warrants as described above unless a registration statement under the Securities Act has been declared effective. If and when the Public Warrants become redeemable by Pubco, if Pubco has elected to require the exercise of Public Warrants on a cashless basis, Pubco may redeem the warrants as described above even if it is unable to register or qualify the shares underlying the Public Warrants for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. If the closing price of the Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Pubco sends the notice of redemption to the warrant holders is less than $18.00 per share, then the Private Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

In the event Pubco determines to redeem the Public Warrants, holders of redeemable Warrants would be notified of such redemption as described in the Warrant Agreement. Specifically, in the event that Pubco elects to redeem all of the redeemable Warrants as described above, Pubco will fix a date for the redemption (“Warrant Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by Pubco not less than 30 days prior to the Warrant Redemption Date to the registered holders of the redeemable Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the Warrant Agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable Warrants will be notified of such redemption via Pubco’s posting of the redemption notice to DTC. The closing price for the shares of Common Stock as of [__], 2023 was $[__] and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

Q:     How do I exercise my redemption rights?

A:     Pursuant to the Current Charter, a Public Stockholder may request that HWEL redeem all or a portion of its Public Shares if the Business Combination is consummated, subject to certain limitations, for cash equal to the pro rata portion of the funds available in the Trust Account; provided, however, that HWEL will not redeem any Public Shares if HWEL would not have at least $5,000,001 in net tangible assets either immediately prior to or upon consummation of the Business Combination after taking into account the redemption for cash of all Public Shares properly demanded to be redeemed by holders of Public Shares. As of [__], 2023, based on funds in the Trust Account of approximately $[__] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of the shares of Common Stock was approximately $[__] per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     hold Public Shares or hold Public Shares through HWEL Units and you elect to separate your HWEL Units into the underlying Public Shares and Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)    prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting), (i) submit a written request to Continental, HWEL’s transfer agent, that HWEL redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of HWEL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their HWEL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the HWEL Units into the underlying Public Shares and Public Warrants or if a holder holds HWEL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting the Transfer Agent at the phone number or address listed at the end of this section.

Any corrected or changed written demand of redemption rights must be received by HWEL’s Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Special Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Special Meeting.

Public Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is HWEL’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, HWEL does not have any control over this process and it may take longer than two weeks. Public Stockholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not completed, this may result in an additional cost to stockholders for the return of their shares.

If a Public Stockholder properly demands redemption as described above, then, if the Business Combination is completed, HWEL will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your HWEL shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Stockholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Public Warrants. Your Public Warrants will continue to be outstanding following a Redemption of your Public Shares and will become exercisable in connection with the completion of the Business Combination. Holders of Private Warrants do not have redemption rights in connection with the Business Combination.

If you intend to seek redemption of your Public Shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

Q:     Will how I vote on the Business Combination proposal affect my ability to exercise redemption rights?

A:     No. If you have redemption rights, you may exercise your redemption rights irrespective of whether you vote your Common Stock for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus.

Q:     If I am a holder of HWEL Units, can I exercise redemption rights with respect to my HWEL Units?

A:     No. Holders of outstanding HWEL Units must elect to separate the HWEL Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your HWEL Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the HWEL Units into the underlying Public Shares and Public Warrants, or if you hold HWEL Units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. If you fail to cause your Public Shares to be separated and delivered to the Transfer Agent by 5:00 pm, Eastern Time, on [•], 2023, you will not be able to exercise your redemption rights with respect to your Public Shares.

Q:     What are the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights?

A:     For a description of the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights, see the description in the section entitled “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders that Elect to Have Their HWEL Common Stock Converted for Cash.”

Q:     Do I have appraisal rights in connection with the proposed Business Combination?

A:     Stockholders of HWEL do not have appraisal rights in connection with the Business Combination under the DGCL.

Q:     What do I need to do now?

A:     HWEL urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a HWEL stockholder. HWEL stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     How do I vote?

A:     The Special Meeting will be held via live webcast at [•] a.m., Eastern Time, on [•], 2023. The Special Meeting can be accessed by visiting https://www.cstproxy.com/[•], where you will be able to listen to the meeting live and vote during the meeting.

If you are a holder of record of HWEL Common Stock on the Record Date, you may vote at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote, obtain a proxy from your broker, bank or nominee.

Any proxy may be revoked by the person giving it at any time before the polls close at the Special Meeting. A proxy may be revoked by filing with HWEL’s Chief Executive Officer at the following address: Healthwell Acquisition Corp. I, 1001 Green Bay Rd, #227, Winnetka, IL 60093, either (i) a written notice of revocation bearing a date later than the date of such proxy, (ii) a subsequent proxy relating to the same shares, or (iii) by attending the Special Meeting and voting.

Simply attending the Special Meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given proxy.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent.

As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal.

This is called a “broker non-vote.” Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.

For the proposals in this proxy statement/prospectus, your broker will not have the discretionary authority to vote your shares. Accordingly, your bank, broker, or other nominee can vote your shares at the Special Meeting only if you provide instructions on how to vote. You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.

Q:     When and where will the Special Meeting be held?

A:     The Special Meeting will be held via live webcast at [•] am, Eastern Time, on [•], 2023, unless the Special Meeting is adjourned.

The Special Meeting can be accessed by visiting https://www.cstproxy.com/[•], where you will be able to listen to the meeting live and vote during the Special Meeting.

Q:     How do I register and attend the virtual Special Meeting?

A:     As a registered stockholder, you received a proxy card from Continental. The form contains instructions on how to attend the virtual Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting [•], 2023 at [•] a.m., Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/[•], enter your control number, name and email address. Once you pre-register, you can vote your shares. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

Beneficial investors, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Special Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the Special Meeting for processing your control number.

If you do not have internet capabilities, you can attend the Special Meeting via a listen-only format by dialing 1 800-450-7155 (toll-free), or +1 857-999-9155 (standard rates apply) outside of the U.S. and Canada; when prompted enter the pin number. This is listen-only mode and you will not be able to vote or enter questions during the meeting.

Q:     Who is entitled to vote at the Special Meeting?

A:     HWEL has fixed [•], 2023 as the Record Date. If you were a Public Stockholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Special Meeting. However, a Public Stockholder may only vote his, her or its shares if he, she or it is present in person (which would include presence at the virtual Special Meeting) or is represented by proxy at the Special Meeting.

Q:     How many votes do I have?

A:     Public Stockholders are entitled to one vote at the Special Meeting for each share of Common Stock held of record as of the Record Date. As of the close of business on the Record Date, there were [•] shares of Common Stock outstanding.

Q:     What constitutes a quorum?

A:     The holders of issued and outstanding HWEL Common Stock representing a majority of the voting power of all outstanding shares entitled to vote at the special meeting are represented in person or by proxy (which would include presence at the virtual Special Meeting) will constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn in accordance with the terms of HWEL’s bylaws.

As of the Record Date for the Special Meeting, [•] shares of Common Stock would be required to achieve a quorum.

Q:     What vote is required to approve each proposal at the Special Meeting?

A:     The following votes are required for each proposal at the Special Meeting:

•        Business Combination Proposal:    The Business Combination Proposal requires the affirmative vote of holders of a majority of the shares of HWEL Common Stock that are voted at the Special Meeting.

•        Charter Proposal:    The Charter Proposal must be approved by the affirmative vote of holders of a majority of the shares of the HWEL Class A Common Stock then outstanding, voting as a single class, holders of a majority of the shares of HWEL Class B Common Stock then outstanding, voting as a single class and holders of a majority of the shares of HWEL Class A Common Stock and HWEL Class B Common Stock then outstanding, voting together as a single class.

•        Organizational Documents Proposals:    The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by the affirmative vote of holders of a majority of the outstanding HWEL Common Stock voting together as a single class.

•        Nasdaq Proposal:    The Nasdaq Proposal must be approved by the affirmative vote of holders of a majority of the outstanding HWEL Common Stock that are voted at the Special Meeting.

•        Incentive Plan Proposal:    The Incentive Plan Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

•        Director Election Proposal:    The election of the director nominees requires a plurality vote of the holders of HWEL Common Stock that are present or represented by proxy at the special meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

•        Insider Letter Amendment Proposal:    The Insider Letter Amendment Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

•        Adjournment Proposal:    The Adjournment Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

Q:     What are the recommendations of the Board?

A:     The HWEL Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are in the best interest of HWEL and recommends that HWEL’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” each of the director nominees, “FOR” the Insider Letter Amendment Proposal and, if presented at the Special Meeting, “FOR” the Adjournment Proposal.

The existence of financial and personal interests of HWEL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of HWEL and its stockholders and what may be best for a director’s personal interests when determining to recommend that stockholders vote for the proposals. These conflicts of interest include, among other things, that if HWEL does not consummate an initial business combination by August 5, 2023, HWEL may be forced to liquidate and the 6,250,000 Founder Shares and 7,700,000 Private Warrants owned by HWEL’s Insiders would be worthless. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of HWEL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information.

Q:     How do HWEL’s Insiders intend to vote their shares?

A:     All of HWEL’s Insiders have previously agreed to vote all of their HWEL Common Stock in favor of a business combination proposed to them for approval, including the Business Combination. Additionally, Insiders and their affiliates, who collectively own approximately 20% of issued and outstanding HWEL Common Stock, have agreed to vote all of their HWEL Common Stock in favor of the Business Combination.

Q:     May HWEL’s initial stockholders, Starton or their respective affiliates purchase Public Shares or Warrants prior to the Special Meeting?

A:     At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding HWEL or HWEL’s securities, HWEL’s initial stockholders, Starton and/or their respective affiliates, may purchase Public Shares and/or Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire HWEL Common Stock or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the HWEL Common Stock will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the HWEL Common Stock they acquire in such transactions. To the extent any such securities are purchased, such securities will not be voted in favor of the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of the Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the trading price of the HWEL Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, HWEL will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of HWEL Common Stock purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of shares of HWEL Common Stock for which HWEL has received redemption requests.

Q:     What happens if I sell my shares before the Special Meeting?

A:     The Record Date for the Special Meeting is earlier than the date of the Special Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your shares after the applicable record date, but before the Special Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Special Meeting with respect to such shares, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Stockholders may send a later-dated, signed proxy card to HWEL’s Chief Executive Officer at the address set forth below so that it is received by HWEL’s Chief Executive Officer prior to the vote at the Special Meeting or attend the Special Meeting in person (which would include presence at the virtual Special Meeting) and vote. Stockholders also may revoke their proxy by sending a notice of revocation to HWEL’s Chief Executive Officer, which must be received by the Chief Executive Officer prior to the vote at the Special Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What happens if I fail to take any action with respect to the Special Meeting?

A:     If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by HWEL’s stockholders and consummated, you will become a stockholder and/or warrant holder of Pubco. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will remain a stockholder and/or warrant holder of HWEL. However, if you fail to take any action with respect to the Special Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares.

Q:     What should I do with my share certificates, warrant certificates and/or unit certificates?

A:     Pursuant to the Current Charter, a Public Stockholder may request that HWEL redeem all or a portion of such Public Stockholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     hold Public Shares or hold Public Shares through HWEL Units and you elect to separate your HWEL Units into the underlying Public Shares and Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)    prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting):

(i)     submit a written request to the Transfer Agent that HWEL redeem your Public Shares for cash; and

(ii)    deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

As noted above, holders of HWEL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. Holders may instruct their broker to do so, or if a holder holds HWEL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public Stockholders may elect to redeem all or a portion of such Public Stockholder’s Public Shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Stockholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, HWEL will redeem each Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds (net of required tax payments), divided by the number of then outstanding Public Shares.

If a Public Stockholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. HWEL will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Special Meeting of the Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Warrant holders should not submit certificates, if any, relating to their Warrants. Public stockholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Upon effectiveness of the Business Combination, subject to the treatment of certain Private Warrants pursuant to the Insider Escrow Agreement, holders of HWEL Common Stock and Warrants will receive shares of Pubco Common Stock and warrants to purchase shares of Pubco Common Stock, respectively, without needing to take any action and accordingly such holders should not submit the certificates, if any, relating to their HWEL Common Stock or Warrants. HWEL’s securities will not trade following the Business Combination.

Q:     What should I do if I receive more than one set of voting materials?

A:     Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of HWEL Common Stock.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact [•], HWEL’s proxy solicitor, at [•].

You also may obtain additional information about HWEL from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent at the address below prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting). If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact:

SPAC Redemption Team
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, whether or not you plan to attend such meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Business Combination Agreement, attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Business Combination Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1: The Business Combination Proposal — The Business Combination Agreement.” This proxy statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Parties to the Business Combination

HWEL

HWEL is a Delaware blank check company incorporated on February 2, 2021, formed for the purpose of effecting formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination.

The HWEL Units, HWEL Common Stock and Public Warrants are each traded on the Nasdaq Capital Market under the symbols “HWELU,” “HWEL” and “HWELW,” respectively. HWEL’s units commenced public trading on August 3, 2021, and HWEL Common Stock and Public Warrants commenced public trading separately on September 23, 2021. HWEL Units, each consisting of one share of Common Stock and one Public Warrant (each warrant entitling the holder thereof to purchase one share of Common Stock), will automatically separate into their component securities upon consummation of the Business Combination and, as a result, will no longer exist as a separate security. HWEL Units, Common Stock and Public Warrants will not be listed following the Closing.

HWEL’s principal executive offices are located at 1001 Green Bay Rd, #227, Winnetka, IL 60093 and its phone number is (847) 230-9162.

Starton

Starton is a British Columbia corporation formed on February 7, 2017. Through its proprietary transdermal technology, Starton and its subsidiary is a clinical-stage biotechnology company focused on improving standard-of-care therapies for people with cancer.

Following the Transaction, Starton will become an indirect subsidiary of Pubco.

The mailing address of Starton’s principal office is 215 College Road, Suite 300, Paramus, NJ 07 07652.

Pubco

HWEL Holdings Corp. (“Pubco”) was formed as a corporation under the laws of the State of Delaware on April 24, 2023. Pubco was formed for the purpose of effectuating the Business Combination described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. As a result of the Business Combination, HWEL and Starton will become subsidiaries of Pubco and Pubco will become a publicly-traded company.

Pubco will apply for listing, to be effective upon the Closing, of the Pubco Common Stock and Pubco Warrants on Nasdaq under the proposed symbols “STA” and “STAW”, respectively. Under the terms of the Business Combination Agreement, the approval for listing of the Pubco Common Stock and the Pubco Warrants on Nasdaq is a condition to Closing, and such condition may be waived without recirculation or resolicitation. There is no assurance that Pubco will be able to satisfy Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination. HWEL’s stockholders will not have certainty as to whether the Pubco Common Stock and Pubco Warrants will be listed on a national securities exchange following the Business Combination at the time they vote on the Business Combination Proposal or decide whether to redeem their Public Shares in connection with the Business Combination Proposal. Pubco will not have units traded following the consummation of the Business Combination.

Pubco’s principal executive offices are located at 1001 Green Bay Rd, #227, Winnetka, IL 60093 and its phone number is (847) 230-9162.

Purchaser Merger Sub

HWEL Merger Sub Corp., or Purchaser Merger Sub, was formed as a corporation under the laws of the State of Delaware on April 24, 2023, and is currently a wholly-owned subsidiary of Pubco. Purchaser Merger Sub was formed for the purpose of effectuating the Purchaser Merger described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Purchaser Merger Sub will not be the surviving entity in the Purchaser Merger, as contemplated by the Business Combination Agreement and described herein.

Purchaser Merger Sub’s principal executive offices are located at 1001 Green Bay Rd, #227, Winnetka, IL 60093 and its phone number is (847) 230-9162.

CallCo

1412384 B.C. Unlimited Liability Company, or CallCo, was formed as a corporation under the laws of the Province of British Columbia on April 24, 2023, and is currently a wholly-owned subsidiary of Pubco. CallCo was formed for the purpose of effectuating the Business Combination described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Following the consummation of the Business Combination, CallCo will continue to be a wholly owned, direct subsidiary of Pubco.

CallCo’s registered and records office is located at 2600 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

ExchangeCo

1412388 B.C. Ltd, or ExchangeCo, was formed as a corporation under the laws of the Province of British Columbia on April 24, 2023, and is currently a wholly-owned direct subsidiary of CallCo. ExchangeCo was formed for the purpose of effectuating the Business Combination described herein and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Following the consummation of the Business Combination, ExchangeCo will continue to be a wholly-owned, direct subsidiary of CallCo.

ExchangeCo’s registered offices are located at 2600 – 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

Purchaser Representative

HWEL’s Sponsor, will act in the capacity as the representative from and after the Effective Time for the stockholders of Pubco (other than Starton Securityholders and their assignees). Pursuant to the Business Combination Agreement, the Purchaser Representative is appointed to represent the Public Stockholders (other than the former Starton securityholders). Sponsor has been appointed to fill such administrative function and while conflicts may exist between the Purchaser Representative and the Public Stockholders, the nature of the scope and the duties of the Purchaser Representative are limited and are largely administrative and ministerial.

Seller Representative

Kiriakos Charlie Perperidis, an individual, will act in the capacity as the representative from and after the Effective Time for certain Starton Securityholders and their assignees. Mr. Perperidis has been appointed to fill such function and the nature of the scope and the duties of the Seller Representative are limited and are largely administrative and ministerial.

Proposals to be Submitted at the Special Meeting

Proposal 1: The Business Combination Proposal

This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A, and the Ancillary Documents. HWEL’s stockholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination.

Business Combination Agreement

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the effective time, Purchaser Merger Sub will merge with and into HWEL, with HWEL continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Purchaser Merger”), in connection with which all of the existing securities of HWEL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of HWEL common stock, par value $0.0001 (“HWEL Common Stock”) outstanding immediately prior to the Effective Time shall automatically convert into one share of Class A common stock, par value $0.0001, issued by Pubco (“Pubco Class A Common Stock”), and (b) each whole HWEL public warrant, private warrant and forward purchase warrant shall automatically convert into one warrant to purchase shares of Pubco Common Stock (“Pubco Warrant”) on substantially the same terms and conditions. Immediately following the Purchaser Merger, by means of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), (i) CallCo will acquire a portion of the issued and outstanding common shares of Starton (“Starton Shares”) from certain holders in exchange for Pubco Class A Common Stock (the “Pubco Share Exchange”), and will contribute such Starton Shares to ExchangeCo in exchange for ExchangeCo common shares, (ii) following the Pubco Share Exchange, ExchangeCo will acquire the remaining issued and outstanding Starton Shares from the remaining shareholders of Starton in exchange for Exchangeable Shares. Concurrently with the issuance of the Exchangeable Shares, such remaining shareholders shall also receive a number of shares of Pubco Class C Common Stock that is equal to the number of Exchangeable Shares issued to such shareholders. The Exchangeable Shares will be exchangeable, on a one-for-one basis, into shares of Pubco, with each share valued at the Redemption Price. As a result of the foregoing, upon consummation of the Business Combination, Starton will become a wholly-owned subsidiary of ExchangeCo and an indirect, majority owned subsidiary of Pubco. After the exchange of all outstanding Exchangeable Shares following the Business Combination, Starton will become a wholly-owned indirect subsidiary of Pubco.

Each outstanding Starton option will be replaced with an equivalent option to purchase shares of Pubco Common Stock in accordance with the Plan of Arrangement and under an equity incentive plan to be adopted by Pubco prior to the Closing.

Pursuant to the terms of the Business Combination Agreement, the aggregate base consideration to be delivered to the Starton Shareholders in connection with the Business Combination will be $260.0 million (including up to $20.0 million or more of incentive shares provided to potential PIPE investors), subject to adjustments for Starton’s closing debt (net of cash) and certain other adjustments, which consideration shall be payable in newly-issued shares of (i) Pubco Common Stock or (ii) Exchangeable Shares, each valued at the Redemption Price.

In addition to the shares of Pubco Common Stock or Exchangeable Shares deliverable at the Closing, the Starton Shareholders will have the contingent right to receive up to an additional 25,000,000 shares of Pubco Common Stock or Exchangeable Shares as the Earnout Consideration. The Earnout Consideration shall be issuable to the Starton Shareholders (as of the Closing Date) as follows:

•        one-third of the Earnout Shares are issuable upon the volume weighted average price of the shares of Pubco Common Stock (the “VWAP”) equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for twenty (20) out of any twenty (20) consecutive trading days during the five-year period after the Closing (the “Earnout Period”);

•        one-third of the Earnout Shares are issuable upon (i) the VWAP equaling or exceeding $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for twenty (20) out of any twenty (20) consecutive trading days during the Earnout Period or (ii) successful completion of a

Phase 1b clinical trial for multiple myeloma, meaning the completion of an interim data analysis which is sufficient to obtain an agreement with the FDA in which the FDA permits Starton to move forward to a phase 2 clinical study following a Type B End-of-Phase-1 meeting; and

•        one-third of the Earnout Shares are issuable upon (i) the VWAP equaling or exceeding $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for twenty (20) out of any twenty (20) consecutive trading days during the Earnout Period or (ii) achievement of the successful completion of an FDA required bridging study in healthy volunteers that proves bio-equivalence between the ambulatory subcutaneous pump and either a transdermal patch or an on body subcutaneous pump.

Ancillary Agreements

Insider Letter Amendment

At or prior to the Closing, subject to stockholder approval of the Insider Letter Amendment Proposal, HWEL, the Sponsor and the other Insiders will enter into the Insider Letter Amendment in the form attached to this proxy statement/prospectus as Annex E, pursuant to which the lock-up period applicable to the Founder Shares set forth in the Insider Letter will be revised as follows: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up).

Lock-Up Agreements

At or prior to the Closing, certain significant Starton Shareholders will each enter into the Lock-Up Agreements with Pubco, Starton and the Purchaser Representative, Pursuant to the Lock-Up Agreements, the Starton Shareholders shall agree that from the Closing until the end of the Founder Shares Lock-up Period (as defined in the Insider Letter), the Restricted Securities shall be subject to restrictions on transfer (that are identical to the restrictions on transfer applicable to the Founder Shares pursuant to Section 8(a) of the Insider Letter (including the 12 month lock-up period specified therein); provided however, that in lieu of the foregoing, the restrictions and lock-up period applicable to the Restricted Securities shall be revised, subject to stockholder approval of the Insider Letter Amendment Proposal, as follows: (i) twenty five percent (25%) of the Restricted Securities will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Restricted Securities will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up).

Non-Competition Agreements

At or prior to the Closing, certain significant Starton Shareholders will each enter into a non-competition and non-solicitation agreement (the “Non-Competition Agreements”) in favor of Starton, HWEL and Pubco and their direct and indirect subsidiaries and their respective present and future successors and direct and indirect subsidiaries (the “Covered Parties”). Under the Non-Competition Agreements, the subject party signatory thereto will agree not to compete with the Covered Parties during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements will also contain customary confidentiality and non-disparagement provisions.

Company Registration Rights Agreement

At or prior to the Closing, the Starton Shareholders will enter into a registration rights agreement (the “Company Registration Rights Agreement”) with Pubco, HWEL and the Purchaser Representative, pursuant to which, among other matters, Pubco will agree to undertake certain registration obligations in accordance with the Securities Act and such Starton Shareholders will be granted customary demand and piggyback registration rights.

Founder Registration Rights Agreement Amendment

At or prior to the Closing, Pubco, HWEL and the Sponsor will enter into an amendment to the registration rights agreement (the “Founder Registration Rights Agreement Amendment”) entered into by HWEL and the Sponsor at the time of HWEL’s initial public offering (the “Founder Registration Rights Agreement”). Under the Founder Registration Rights Agreement Amendment, the Founder Registration Rights Agreement will be amended to, among other things, add Pubco as a party and to reflect the issuance of Pubco Common Stock and warrants pursuant to the Business Combination Agreement, and to reconcile it with the provisions of the Company Registration Rights Agreement, including making the registration rights of the Starton Shareholders and the Sponsor pari passu with respect to any underwriting cutbacks.

Founder Share Letter

Prior to the Closing, the Sponsor, Pubco, HWEL and Starton will enter into a letter agreement (the “Founder Share Letter”), pursuant to which the Sponsor shall agree that if Starton and the Sponsor mutually agree to provide equity incentives to support an Equity Investment and/or Debt Financing, the Sponsor shall provide up to 25% of the outstanding Founder Shares to be used as incentives to investors (the “Sponsor Incentive Shares”) and such Sponsor Inventive Shares will be used as the first source of incentives to support the Equity Investment or Debt Financing.

Voting Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, HWEL and Starton entered into Voting Agreements (collectively, the “Voting Agreements”) with certain Starton Shareholders required to approve the Transaction. Under the Voting Agreements, such Starton Shareholders, who hold approximately 46% of the issued and outstanding Starton Shares as of the date of this proxy statement/prospectus, agreed to vote all of their Starton Shares in favor of the Business Combination Agreement and the related transactions. Such Starton Shareholders also agreed to take certain other actions in support of the Business Combination Agreement and related transactions and refrain from taking actions that would adversely affect their ability to perform their obligations under the Voting Agreements. Such Starton Shareholders also provided a proxy to HWEL to vote their Starton Shares in accordance with the foregoing. The Voting Agreements prevent transfers of the Starton Shares held by such Starton Shareholders between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement. Other than the consideration to be paid to Starton Shareholders pursuant to the Business Combination Agreement, the Starton Shareholders party to the Voting Agreements did not receive consideration in connection with the Voting Agreements.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, HWEL, Pubco, Starton and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote all of its shares of HWEL Common Stock, representing 20% of the issued and outstanding shares of HWEL Common Stock as of the date of this proxy statement/prospectus, in favor of the Business Combination Agreement and the Transaction. The Sponsor also agreed to waive its anti-dilution rights that would otherwise allow it to maintain ownership of 20% of Pubco. The Sponsor Support Agreement also prevents transfers of HWEL securities held by the Sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement. Other than the anticipated benefits the Sponsor expects to receive in connection with the Business Combination, the Sponsor did not receive consideration in connection with the Sponsor Support Agreement.

Plan of Arrangement

At the Arrangement Effective Time, the parties will proceed to effect the Arrangement on the terms and subject to the conditions set forth in the Plan of Arrangement and the Business Combination Agreement or made at the direction of the Supreme Court of British Columbia in accordance with the Interim Order or the Final Order with the prior consent of Pubco, CallCo, ExchangeCo and Starton, in each case acting reasonably. The following description of the Plan of Arrangement does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan of Arrangement. Capitalized terms not defined in this proxy statement/prospectus but used in this section shall have the meaning ascribed to them in the Plan of Arrangement.

In order to complete the Arrangement, in accordance with applicable laws and Interim Order, the Company Arrangement Resolution shall have been approved by at least (i) two-thirds of the votes cast by Starton Shareholders, in person or by proxy, at the Starton Shareholders Meeting, and (ii) if required by the Court in the Interim Order, two-thirds of the votes cast by the Starton Securityholders, voting together as a single class, or two-thirds of the Starton Option Holders, voting together as a single class, in person or by proxy, at the Starton Shareholders Meeting.

Actions to Be Undertaken Pursuant to the Plan of Arrangement

At the Effective Time, pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality:

(a)     Dissenting Shareholders.    The outstanding Starton Shares held by Dissenting Shareholders shall be deemed to be transferred by the holders thereof to CallCo without any further authorization, act or formality by such holders, in consideration for the right to receive an amount determined and payable in accordance with the Plan of Arrangement, and

(i)     such Dissenting Shareholders shall cease to be the holders of such Starton Shares and to have any rights as holders of such Starton Shares other than the right to receive an amount determined and payable in accordance with the Plan of Arrangement;

(ii)    the names of such Dissenting Shareholders will be removed from the central securities register of Starton Shares; and

(iii)   CallCo shall be deemed to be the legal and beneficial owner of such Starton Shares so transferred, free and clear of all liens, and shall be recorded as the registered holder thereof on the central securities register of Starton Shares.

(b)    Non-Electing Starton Shares.    Subject to the Plan of Arrangement, each outstanding Starton Share, other than Starton Shares (A) transferred by Shareholders described in paragraph (a) above, and (B) held by Starton Shareholders who have submitted a Letter of Transmittal and Election Form in accordance with the Plan of Arrangement with respect to such Starton Shares (collectively, the “Non-Electing Starton Shares”) will be transferred by the holders thereof to CallCo without any further authorization, act or formality by such holders, in exchange for Per Share Consideration in the form of shares of Pubco Common Stock and one Contingent Earnout Right, and

(i)     the holders of such Non-Electing Starton Shares shall cease to be the holders of such Non-Electing Starton Shares and to have any rights as holders of such Non-Electing Starton Shares other than the right to receive Per Share Consideration in the form of shares of Pubco Common Stock and one Contingent Earnout Right in accordance with the Plan of Arrangement;

(ii)    the names of such holders will be removed from the central securities register for the Starton Shares;

(iii)   CallCo shall be deemed to be the legal and beneficial owner of such Non-Electing Starton Shares so transferred, free and clear of all liens, and shall be recorded as the registered holder thereof on the central securities register for the Starton Shares;

(iv)   CallCo shall issue CallCo Common Shares to Pubco in exchange for the issuance by Pubco of Pubco Class A Common Stock to Holders of Non-Electing Starton Shares; and

(v)    there shall be added to the capital account maintained by CallCo in respect of the CallCo Common Shares, in respect of each CallCo Common Share issued pursuant to the Plan of Arrangement, an amount equal to the fair market value of one share of Pubco Class A Common Stock as of immediately prior to such transfer.

(c)     CallCo’s Starton Shares.    Each outstanding Starton Share held by CallCo pursuant to the Plan of Arrangement, and any other Starton Share held by CallCo, will be transferred by CallCo to ExchangeCo without any further authorization, act or formality by CallCo or ExchangeCo, in exchange for the issuance of ExchangeCo Common Shares to CallCo, and

(i)     CallCo shall cease to be the holder of such Starton Shares and to have any rights as holder of such Starton Shares other than the right to receive ExchangeCo Common Shares in accordance with the Plan of Arrangement;

(ii)    CallCo’s name will be removed from the central securities register for the Starton Shares;

(iii)   ExchangeCo shall be deemed to be the legal and beneficial owner of such Starton Shares so transferred, free and clear of all liens, and shall be recorded as the registered holder thereof on the central securities register for the Starton Shares; and

(iv)   there shall be added to the capital account maintained by ExchangeCo in respect of the ExchangeCo Common Shares, in respect of the ExchangeCo Common Shares issued pursuant to the Plan of Arrangement, an amount equal to the aggregate capital of the Starton Shares transferred pursuant to the Plan of Arrangement as of immediately prior to such exchange.

(d)    Electing Starton Shares.    Subject to the Plan of Arrangement, each outstanding Starton Share held by holders who have submitted a Letter of Transmittal and Election Form in accordance with the Plan of Arrangement with respect to such Starton Shares (collectively, the “Electing Starton Shares”) will be transferred by the holders thereof to ExchangeCo without any further authorization, act or formality by such holders, in exchange for Per Share Consideration in the form of Exchangeable Shares and one Contingent Earnout Right, and

(i)     the holders of such Electing Starton Shares shall cease to be the holders of such Electing Starton Shares and to have any rights as holders of such Electing Starton Shares other than the right to receive Per Share Consideration in the form of Exchangeable Shares and one Contingent Earnout Right in accordance with the Plan of Arrangement;

(ii)    the names of such holders will be removed from the central securities register for the Starton Shares; and

(iii)   ExchangeCo shall be deemed to be the legal and beneficial owner of such Electing Starton Shares so transferred, free and clear of all liens, and shall be recorded as the registered holder thereof on the central securities register for the Starton Shares, such that following the transactions contemplated by the Plan of Arrangement, ExchangeCo shall be the legal and beneficial owner of 100% of the Starton Shares.

(e)     Capital of Exchangeable Shares.    ExchangeCo shall add to the capital of the Exchangeable Shares issued pursuant to the Plan of Arrangement an amount equal to the difference between: (i) the aggregate of the agreed amounts in all duly completed election form(s) delivered to the Depositary in accordance with the Plan of Arrangement; and (ii) any non-share consideration delivered under the Plan of Arrangement.

(f)     Starton Options.    Each outstanding Starton Option shall be replaced with an equivalent option for shares of Pubco Common Stock granted by Pubco under the Incentive Plan, without any further authorization, act or formality (each, an “Assumed Option”).

(i)     the holders of such Starton Options shall cease to be the holders of such Starton Options and to have any rights as holders of such Starton Options other than the right to receive Assumed Options in accordance with the Plan of Arrangement;

(ii)    Each Assumed Option shall be issued by Pubco under the Incentive Plan and shall: (i) have the right to acquire a number of shares of Pubco Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of Starton Shares which the Starton Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Starton Option (in U.S. Dollars), and (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Starton Option; and

(iii)   the names of the holders of such Starton Options will be removed from the registers for the Starton Options and will be entered into the Pubco register for awards granted under the Incentive Plan.

(g)    Each holder of Starton Shares and Starton Options outstanding immediately prior to the Effective Time, with respect to any step set out above effecting the surrender, exchange or transfer of Starton Shares or Starton Options shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer all affected Starton Shares or Starton Options in accordance with such step.

Concurrently with the step in paragraph (d) above, each holder that transfers Electing Starton Shares shall also receive a number of shares of Pubco Class C Common Stock that is equal to the number of Exchangeable Shares received by such holder pursuant to the Plan of Arrangement.

Organizational Structure

The diagrams below depict simplified versions of the current organizational structures of HWEL and Starton, respectively.

HWEL Current Organizational Structure

Starton Current Organizational Structure

Pubco Upon Consummation of the Business Combination

Prior Disclosures

Starton is aware that its CEO appeared on the television program “Unicorn Hunters” on June 7, 2021. During that appearance, the CEO made a number of representations as to Starton’s approach to reformulating drug products to improve efficacy, tolerability and patients’ quality of life. As part of these representations, the CEO raised the specific example of Starton’s investigational reformulation of Revlimid™. While Starton believes in the value of its product, it understands that any clinical superiority claims cannot be made absent specific findings from rigorous clinical studies which Starton has not undertaken. The CEO’s comments on the television program were not intended to suggest Starton has conducted such studies; Starton does not have data to support these specific representations and disclaims any representations or purported representations by its CEO which either stated or implied the contrary.

Additional Information

For additional information, including information about certain material U.S. Federal Income Tax Consequences to U.S. Holders of Public Shares and other agreements relating to the Business Combination, see the section of this proxy statement/prospectus entitled “Proposal 1: The Business Combination Proposal.”

Proposal 2: The Charter Proposal

In connection with the Business Combination, HWEL is asking its stockholders to approve a proposal for Pubco to adopt the Proposed Charter, to be effective upon the consummation of the Business Combination. The Business Combination is conditioned on the approval of the Charter Proposal.

The Proposed Charter differs in material respects from the Current Charter of HWEL and HWEL urges stockholders to carefully consult the information set out in the section entitled “Proposal 2: The Charter Proposal” and the full text of the Proposed Charter, attached hereto as Annex B.

The Charter Proposal is conditioned on the approval of each of the other Required Proposals. Therefore, if any of the Required Proposals is not approved, the Charter Proposal will have no effect, even if approved by HWEL’s stockholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Proposals.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Charter Proposal.”

Proposals 3 – 9: The Organizational Documents Proposals

HWEL’s stockholders are also being asked to approve, on a non-binding advisory basis, the Organizational Documents Proposals, which relate to certain corporate governance provisions in the Proposed Charter that will be adopted when the Proposed Charter is adopted, if the Charter Proposal is approved. These separate votes are not otherwise required by Delaware law, but are required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions. The Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals.

The Organizational Documents Proposals relate to the Proposed Charter which: (i) includes supermajority voting standards in connection with the removal of directors, amendment of the number of directors and term of directors’ office provisions of the Proposed Charter, and stockholder amendments to the Proposed Bylaws; (ii) provides that stockholder special meetings may only be called by the Pubco Board or by demand from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco; (iii) does not include the right of the stockholders to take action by written consent; (iv) does not include certain blank check provisions that will not be necessary upon consummation of the Business Combination; and (v) provides for an increased number of shares of Pubco capital stock that Pubco is authorized to issue as compared to the number of authorized shares of capital stock that HWEL is authorized to issue under the Current Charter.

For additional information, see the sections of this proxy statement/prospectus entitled “Proposals 3 – 9: The Organizational Documents Proposals.”

Proposal 10: The Nasdaq Proposal

HWEL’s stockholders are also being asked to consider and vote upon a proposal to approve for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of Pubco Common Stock in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require stockholder approval under Nasdaq Rule 5635.

The Business Combination is conditioned on the approval of the Nasdaq Proposal. The Nasdaq Proposal is conditioned on the approval of each of the other Required Proposals. Therefore, if any of the Required Proposals is not approved, the Nasdaq Proposal will have no effect, even if approved by HWEL’s stockholders.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 10: The Nasdaq Proposal.”

Proposal 11: The Incentive Plan Proposal

HWEL’s stockholders are also being asked to consider and vote upon a proposal to approve the Incentive Plan.

HWEL expects that, prior to the consummation of the Business Combination, the Pubco Board will adopt the Incentive Plan. HWEL stockholders should carefully read the entire Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex D, before voting on this proposal. The Business Combination is conditioned on the approval of the Incentive Plan Proposal.

The Incentive Plan Proposal is conditioned on the approval of each of the other Required Proposals. Therefore, if any of the Required Proposals is not approved, the Incentive Plan Proposal will have no effect, even if approved by HWEL’s stockholders.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 11: The Incentive Plan Proposal.”

Proposal 12: The Director Election Proposal

Effective upon the Business Combination, the Pubco Board will consist of nine directors, three of whom will serve until the first annual meeting of stockholders after Closing, three of whom will serve until the second annual meeting of stockholders after Closing and three of whom will serve until the third annual meeting of stockholders after Closing, or in each case when such directors’ successors have been duly elected and qualified, or upon such directors’ earlier death, resignation, retirement or removal for cause.

Pursuant to the Director Election Proposal, HWEL is proposing that its stockholders approve the election of the nine director nominees to serve on the Pubco Board following the Closing. The Business Combination is conditioned on the approval of the Director Election Proposal.

The Director Election Proposal is conditioned on the approval of each of the other Required Proposals. Therefore, if any of the Required Proposals is not approved, the Director Election Proposal will have no effect, even if approved by HWEL’s stockholders.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 12: The Director Election Proposal.”

Proposal 13: The Insider Letter Amendment Proposal

Assuming the Required Proposals are approved, HWEL’s stockholders are being asked to approve and adopt the Insider Letter Amendment, the form of which appended to this proxy statement/prospectus as Annex E, to revise the lock-up period applicable to the Founder Shares set forth in the Insider Letter as follows, effective at the Closing: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up). The Business Combination is not conditioned on the approval of the Insider Letter Amendment.

The Insider Letter Amendment Proposal is conditioned on the approval of each of the Required Proposals. Therefore, if any of the Required Proposals is not approved, the Insider Letter Amendment Proposal will have no effect, even if approved by HWEL’s stockholders.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 13: The Insider Letter Amendment Proposal.”

Proposal 14: The Adjournment Proposal

The Adjournment Proposal allows the HWEL Board to submit a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the HWEL Board. If the Adjournment Proposal is presented to the Public Stockholders, it will be submitted to consideration and vote.

The Adjournment Proposal is not conditioned upon any other proposal, and the Business Combination is not conditioned on the approval of the Adjournment Proposal.

For additional information, see the section of this proxy statement/prospectus entitled “Proposal 14: The Adjournment Proposal.”

Date and Time and Place of Special Meeting

The Special Meeting will be held via live webcast at [•] a.m., Eastern Time, on [•], 2023, at https://www.cstproxy.com/[•], to consider and vote upon the proposals to be submitted to the Special Meeting, including if necessary or desirable, the Adjournment Proposal.

The Special Meeting can be accessed by visiting https://www.cstproxy.com/[•], where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Special Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact the Continental, the transfer agent.

Registering for the Special Meeting

As a registered stockholder, you received a proxy card from Continental. The form contains instructions on how to attend the virtual Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the Special Meeting starting [•], 2023 at [•] a.m., Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/[•], enter your control number, name and email address. Once you pre-register you can vote your shares. At the start of the Special Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the Special Meeting.

Beneficial owners, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Special Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way, you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the Special Meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the Special Meeting by dialing 800-450-7155, within the U.S. or Canada, or +1 857-999-9155, outside the U.S. and Canada (standard rates apply); when prompted, enter the pin number [        ]. This is listen-only, you will not be able to vote or enter questions during the Special Meeting. If you attend the Special Meeting in person, you will be able to communicate with other stockholders and vote at the Special Meeting.

Voting Power; Record Date

Public Stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned Common Stock at the close of business on [•], 2023, which is the Record Date. Public Stockholders will have one vote for each share of HWEL Common Stock owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. HWEL’s Warrants do not have voting rights. On the Record Date, there were [•] shares of HWEL Common Stock issued and outstanding, of which [__] were held by Insiders.

Quorum and Vote of Stockholders

A quorum of HWEL’s stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if holders of issued and outstanding HWEL Common Stock representing a majority of the voting power of all outstanding shares entitled to vote at the Special Meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting. As of the Record Date for the Special Meeting, an aggregate of [•] shares of HWEL Common Stock (on an as-converted basis) would be required to achieve a quorum, voting together as a single class.

The Insiders at the time of the IPO entered into the Insider Letter Agreement, pursuant to which the Insiders agreed to vote their Founder Shares, as well as any Public Shares purchased during or after the IPO, in favor of the Business Combination Proposal. As of the Record Date, the Insiders own approximately [•]% of HWEL’s total outstanding shares of Common Stock.

The following votes are required for each proposal at the Special Meeting:

•        Business Combination Proposal:    The Business Combination Proposal requires the affirmative vote of holders of a majority of the shares of HWEL Common Stock that are voted at the Special Meeting.

•        Charter Proposal:    The Charter Proposal must be approved by the affirmative vote of holders of a majority of the shares of the HWEL Class A Common Stock then outstanding, voting as a single class, holders of a majority of the shares of HWEL Class B Common Stock then outstanding, voting as a single class and holders of a majority of the shares of HWEL Class A Common Stock and HWEL Class B Common Stock then outstanding, voting together as a single class.

•        Organizational Documents Proposals:    The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by the affirmative vote of holders of a majority of the outstanding HWEL Common Stock voting together as a single class.

•        Nasdaq Proposal:    The Nasdaq Proposal must be approved by the affirmative vote of holders of a majority of the outstanding HWEL Common Stock that are voted at the Special Meeting.

•        Incentive Plan Proposal:    The Incentive Plan Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

•        Director Election Proposal:    The election of the director nominees requires a plurality vote of the holders of HWEL Common Stock that are present or represented by proxy at the special meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

•        Insider Letter Amendment Proposal:    The Insider Letter Amendment Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

•        Adjournment Proposal:    The Adjournment Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a stockholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Special Meeting in person, then the stockholder’s shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting.

Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.

Redemption Rights

Pursuant to the Current Charter, a Public Stockholder may request that HWEL redeem all or a portion of such Public Stockholder’s Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     hold Public Shares or hold Public Shares through HWEL Units and you elect to separate your HWEL Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)    prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting), (i) submit a written request to Continental, that HWEL redeem your Public Shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

As noted above, holders of HWEL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their HWEL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the HWEL Units into the underlying Public Shares and Public Warrants, or if a holder holds HWEL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.

Public Stockholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Stockholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, HWEL will redeem each such Public Share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then-outstanding Public Shares. As of [__], 2023, this would have amounted to approximately $[__] per Public Share.

If a Public Stockholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. HWEL will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Special Meeting of the Stockholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

In order for Public Stockholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Stockholders must properly exercise their right to redeem the Public Shares they hold and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the transfer agent prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting). Immediately following the consummation of the Business Combination, HWEL will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Stockholders that validly exercised their redemption rights.

Holders of HWEL’s Warrants will not have redemption rights with respect to any of the Warrants (including any shares of Common Stock underlying Warrants).

Appraisal Rights

Stockholders of HWEL do not have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. HWEL has engaged [•] to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares in person (which would include presence at the virtual Special Meeting) if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Special Meeting of the Stockholders — Revoking Your Proxy.”

Interests of HWEL’s Directors and Officers and Others in the Business Combination

In considering the recommendation of the HWEL Board to vote in favor of the Business Combination, Public Stockholders should be aware that, aside from their interests as stockholders, HWEL’s Insiders have interests in the Business Combination that are different from, or in addition to, those of HWEL’s other stockholders generally and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to HWEL’s other stockholders. HWEL’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to HWEL’s stockholders that they approve the Business Combination. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor holds 6,250,000 Founder Shares purchased from HWEL for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the HWEL Common Stock on [__], 2023, which was $[__], would have an aggregate value of approximately $[__] million as of the same date.

If HWEL does not consummate the Business Combination or another initial business combination by August 5, 2023 (or such later date approved by HWEL’s stockholders), and HWEL is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.004 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per HWEL Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the HWEL Units in the IPO and the HWEL Public Stockholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the 7,700,000 Private Warrants purchased by the Sponsor for $1.00 per Private Warrant will be worthless if a business combination is not consummated (although the Private Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 7,700,000 Private Warrants held by the Sponsor is estimated to be approximately $[__], assuming the per warrant value of the Private Warrants is the same as the $[__] closing price of the Public Warrants on Nasdaq on [__], 2023);

•        the Sponsor Note was issued in March 2023 for a principal amount of up to $750,000, which may be repaid in cash or converted into warrants of HWEL at $1.00 per warrant at the election of the Sponsor. As of March 31, 2023, an aggregate of $60,000 was outstanding under the Sponsor Note. Through June 30, 2023, the total amount drawn by the Company from the March 2023 Sponsor Note was $400,000. If the Business Combination or another initial business combination is not consummated, the Sponsor Note may not be repaid to the Sponsor, in whole or in part;

•        the fact that HWEL’s Insiders have waived their right to redeem their Founder Shares, or to receive distributions from the Trust Account with respect to the Founder Shares upon HWEL’s liquidation if HWEL is unable to consummate its initial business combination;

•        the fact that unless HWEL consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account). As of June 30, 2023, no directors or officers of HWEL have incurred any expenses for which they expect to be reimbursed at the Closing (other than the Sponsor Note);

•        the anticipated election of each of Alyssa J. Rapp, Chief Executive Officer and a director of HWEL, John MacCarthy, a director of HWEL, and George Hornig, co-Chairman of HWEL, as a director of Pubco after the consummation of the Business Combination. As such, in the future, Ms. Rapp and Messrs. MacCarthy and Hornig will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to its directors.

The foregoing interests present a risk that the Sponsor and HWEL’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to the Public Stockholders rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor and HWEL’s officers and directors may have a conflict of interest in determining whether Starton is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding HWEL or HWEL’s securities, HWEL’s Insiders or initial stockholders, and Starton and/or their respective affiliates, may purchase Public Shares and/or Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Public Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Public Shares they acquire in such transactions. To the extent any such securities are purchased, such securities will not be voted in favor of the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business

Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the trading price of the Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, HWEL will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Public Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Public Shares for which HWEL has received redemption requests.

The existence of financial and personal interests of HWEL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of HWEL and its stockholders and what may be best for a director’s personal interests when determining to recommend that stockholders vote for the proposals. See the sections entitled “Risk Factors”, “Proposal 1: The Business Combination Proposal — Interests of HWEL’s Directors and Officers and Others in the Business Combination and “Beneficial Ownership of Securities” and “Proposal 1: The Business Combination Proposal — Recommendation of the HWEL Board and Reasons for the Business Combination” for more information and other risks.

Certain Other Benefits in the Business Combination

In addition to the interests of HWEL’s Insiders in the Business Combination, HWEL stockholders should be aware that Jefferies may have financial interests that are different from, or in addition to, the interests of HWEL stockholders, including the fact that, pursuant to the Underwriting Agreement, upon consummation of the Business Combination, the Jefferies Transaction Fee will become payable to Jefferies at the Closing. Accordingly, Jefferies has an interest in HWEL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Jefferies will not receive the Jefferies Transaction Fee.

Deferred Underwriting Fees

$8,750,000 of the underwriting fee was deferred and conditioned upon completion of HWEL’s initial business combination. The following table illustrates the effective deferred underwriting fee on a percentage basis for Public Shares, assuming minimum redemptions by Public Stockholders, 50% redemption by Public Stockholders, 75% redemption by Public Stockholders and maximum redemptions by Public Stockholders:

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Minimum Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
In thousands, except per share data
Unredeemed Public Shares	25,000,000	16,375,000	12,500,000	6,250,000	3,776,803
Trust proceeds to Starton	$255,826	$167,334	$127,576	$63,451	$38,076
Deferred underwriting commission	8,750	8,750	8,750	8,750	8,750
Value per share	3.42%	5.23%	6.86%	13.79%	22.98%

•        Assuming minimum redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 35% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 35% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 8,625,000 Public Shares are redeemed for an aggregate redemption payment of approximately $88 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming 50% redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 50% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under this scenario. This scenario assumes that 12,500,000 Public Shares are redeemed for an aggregate redemption payment of approximately $128 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming 75% redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 75% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 75% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 18,750,000 Public Shares are redeemed for an aggregate redemption payment of approximately $192 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming maximum redemption scenario:    This scenario assumes that 21,223,000 Public Shares are redeemed for an aggregate redemption payment of approximately $218 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable). This maximum redemption scenario is based on the maximum permitted amount of redemptions while still satisfying the Minimum Cash Condition, which is waivable by HWEL and Starton.

Recommendation of the Board

The HWEL Board believes that the Business Combination Proposal and the other Proposals to be presented at the Special Meeting are in the best interest of HWEL and recommends that HWEL’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” each of the director nominees, “FOR” the Insider Letter Amendment Proposal and, if presented at the Special Meeting, “FOR” the Adjournment Proposal.

Conditions to the Closing of the Business Combination

For a discussion of the conditions to the closing of the Business Combination, please see “Proposal 1: The Business Combination Proposal.” Any of the conditions to a party’s obligation to consummate the Business Combination set forth in the Business Combination Agreement may be waived by such party.

In the event cash or cash equivalents available at closing is insufficient to meet the Minimum Cash Condition, after taking into account the amount of Redemptions and other available sources of financing, one or more conditions to Closing may not be met. In the event the Minimum Cash Condition (or any other condition to Closing) is not satisfied, the parties intend to engage in a commercial discussion to address such lack of satisfaction. In the event that the parties cannot come to terms with respect to an adjustment or waiver of Minimum Cash Condition (or any other condition to Closing), the Business Combination may not be consummated.

United States Federal Income Tax Consequences

For a description of the material United States federal income tax considerations of an exercise of redemption rights and the Business Combination, please see “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders That Elect to Have Their HWEL Common Stock Converted for Cash” and “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Business Combination to HWEL Stockholders.”

Anticipated Accounting Treatment

For a discussion summarizing the anticipated accounting treatment of the Business Combination, please see “Proposal 1: The Business Combination Proposal — Anticipated Accounting Treatment.”

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not expected to be subject to any additional regulatory requirement or approval, except for filings required with the SEC pursuant to the reporting requirements applicable to HWEL, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus to HWEL’s stockholders.

Risk Factors Summary

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under the “Risk Factors” section. Such risks include, but are not limited to, the following risks with respect to Pubco subsequent to the Business Combination:

Risks Related to the Business Combination

•        The ability of HWEL stockholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow HWEL to complete the Business Combination or optimize its capital structure.

•        There are risks to HWEL stockholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of Starton directly in an underwritten public offering, including no independent due diligence review by an underwriter.

•        Because HWEL’s initial stockholders, executive officers and directors will lose their entire investment in HWEL if the Business Combination or an alternative business combination is not completed, and because HWEL’s Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether Starton was appropriate for HWEL’s initial business combination.

•        The value of the Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Common Stock at such time is substantially less than $10.00 per share.

•        The Sponsor, directors, officers, advisors and their affiliates may elect to purchase Common Stock or the Public Warrants from HWEL Public Stockholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the HWEL Common Stock.

Risks Related to Ownership of Pubco Common Stock

•        An active market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

•        There can be no assurance that the shares of Pubco Common Stock that will be issued in connection with the Business Combination will be approved for listing on an appropriate market or exchange following the Closing, or that Pubco will be able to comply with the initial or continued listing rules of Nasdaq.

•        Pubco’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

•        There will be material differences between your current rights as a holder of HWEL Common Stock and the rights one will have as a holder of Pubco Common Stock, some of which may adversely affect you.

•        Pubco may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.

Risks Related to Redemption

•        There is no guarantee that a HWEL Public Stockholder’s decision whether to redeem its shares of Common Stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

•        If HWEL Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

Risks Related to HWEL

•        If third parties bring claims against HWEL, the proceeds held in the Trust Account could be reduced and the Redemption Price received by Public Stockholders may be less than $10.00 per share.

•        If HWEL were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), it may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for HWEL to complete the Business Combination.

Risks Related to the Exchangeable Shares

•        The Exchangeable Shares will not be listed on any stock exchange.

•        Starton Shareholders who elect to receive Exchangeable Shares will experience a delay in receiving Pubco Common Stock from the date they request an exchange, which may affect the value of the shares the holder receives in an exchange.

•        There may be a taxable event for an Eligible Holder as result of a transaction beyond his or her control.

Risks Related to Starton

•        Starton is a clinical stage biotechnology company with a limited operating history.

•        If Starton is unable to successfully develop or commercialize new products, or to do so on a timely or cost effective basis, its operating results will suffer.

•        Starton expends a significant amount of resources on research and development, which may not lead to successful product introductions.

•        Failures of or delays in clinical trials are common and have many causes, and such failures or delays could result in increased costs to Starton and could prevent or delay its ability to obtain regulatory approval and commence product sales for new products.

•        The testing required to support Starton’s clinical trials for the regulatory approval of its products is conducted primarily by independent third parties. Any failure by any of these third parties to perform this testing properly and in a timely manner may have an adverse effect upon Starton’s ability to obtain regulatory approvals.

•        Starton’s products or product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved package insert or market acceptance or result in significant negative consequences during development or following marketing approval.

•        If Starton’s products or product candidates do not produce the effects intended or if they cause undesirable side effects, Starton’s business may suffer.

•        Starton will incur operating losses for the foreseeable future.

•        Starton faces intense competition from development companies including startups and large pharmaceutical companies that could limit or even make obsolete its market objectives.

•        Starton’s future success depends on its ability to attract and retain key employees and consultants.

•        Starton depends on its ability to protect its intellectual property and proprietary rights.

•        Starton may not be able to protect its intellectual property rights throughout the world.

•        Starton’s ability to use its net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

•        Starton is subject to extensive governmental regulation, and faces significant uncertainties and potentially significant costs associated with its efforts to comply with applicable regulations. Any non-compliance may result in fines or other sanctions, including debarment, product seizures, product recalls, injunctive actions, and criminal prosecutions, which could result in material adverse effects to Starton’s business, financial position, and results of operations.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial data is derived from the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations included elsewhere in this proxy statement/prospectus and is provided to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined financial statements are based on HWEL’s historical financial statements, and Starton’s historical consolidated financial statements as adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Business Combination as if it had been consummated on [__]. The unaudited pro forma condensed combined statement of operations for [__] gives effect to the Business Combination as if they had occurred on January 1, 2022.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Business Combination (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Business Combination.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company.

The unaudited pro forma condensed combined financial statements have been derived from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements included elsewhere in this proxy statement/prospectus;

•        the December 31, 2022 audited financial statements, the March 31, 2023 unaudited financial statements of HWEL and the related notes included elsewhere in this proxy statement/prospectus;

•        the December 31, 2022 unaudited and the historical audited consolidated financial statements of Starton as of and for the year ended March 31, 2023 and the related notes included elsewhere in this proxy statement/prospectus; and

•        the sections entitled “HWEL Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Starton Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information relating to HWEL and Starton included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial data below presents two redemption scenarios as follows:

•        Assuming minimum redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 35% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 35% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 8,625,000 Public Shares are redeemed for an aggregate redemption payment of approximately $88 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming maximum redemption scenario:    This scenario assumes that 21,223,000 Public Shares are redeemed for an aggregate redemption payment of approximately $218 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable). This maximum redemption scenario is based on the maximum permitted amount of redemptions while still satisfying the Minimum Cash Condition, which is waivable by HWEL and Starton.

	As of March 31, 2023
	Assuming Minimum Redemption	Assuming Maximum Redemption
	(in thousands)
Selected Unaudited Pro Forma Combined Balance Sheet Data
Total assets	$145,996	17,412
Total liabilities	$253,505	253,505
Total equity	$(107,510)	(236,093)
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Minimum Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
In thousands, except per share data
Pro forma net loss attributable to Starton	$52,891	$52,891	$52,891	$52,891	$52,891
Basic and Diluted weighted average shares outstanding	54,802,000	46,177,000	42,302,000	36,052,000	33,578,803
Pro Forma Basic and Diluted Loss Per Share	$0.97	$1.15	$1.25	$1.47	$1.58
				As of December 31, 2022
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Minimum Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
In thousands, except per share data
Pro forma net loss attributable to Starton	$201,373	$201,373	$201,373	$201,373	$201,373
Basic and Diluted weighted average shares outstanding	54,802,000	46,177,000	42,302,000	36,052,000	31,274,000
Pro Forma Basic and Diluted Loss Per Share	$3.67	$4.36	$4.76	$5.59	$6.44

COMPARATIVE PER SHARE INFORMATION

Net loss per share was calculated using the historical weighted-average shares outstanding, and the issuance of additional shares in connection with the Business Combination and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and the related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and related have been outstanding for the entirety of all periods presented.

			Combined Pro Forma
	Healthwell (Historical)	Starton (Historical)	(Assuming minimum redemption scenario)	(Assuming maximum redemption scenario)
As of and for the three months ended March 31, 2023
Net loss	$(377)	$2,379	$52,891	$52,891
Stockholders’ equity (deficit)	$(12,463)	$(5,320)	$(107,510)	$(236,093)
Weighted average shares of Common Stock outstanding – basic and diluted		82,335,503	46,177,000	33,578,803
Weighted average shares outstanding of Class A common stock	25,000,000
Weighted average shares outstanding of Class B common stock	6,250,000
Basic and diluted net income (loss) per share, Class A common stock	$0.01	$(0.03)	$1.15	$1.58
Basic and diluted net income (loss) per share, Class B common stock	$0.01
Book value per share(1)(2)	$(0.40)	$(0.06)	$(2.33)	$(7.03)
	Assuming Minimum Redemption		Assuming Maximum Redemption
	Shares (a)%		Shares (a)%
HWEL public shareholders	16,375	17.8%	3,777	4.8%
HWEL Sponsor promote	6,250	6.7%	6,250	7.9%
HWEL Private Warrants	7,700	8.6%	7,700	9.8%
HWEL Public Warrants	12,500	14.0%	12,500	15.9%
Total HWEL	42,825	47.1%	30,227	38.4%
Seller Shares	23,552	25.7%	23,552	29.9%
Earnout Shares	25,000	27.2%	25,000	31.7%
Total Shares at Closing	91,377	100%	78,779	100%

The unaudited pro forma condensed consolidated combined financial information has been prepared to present two alternative scenarios with respect to redemption of Public Shares by HWEL Public Stockholders at the time of the Business Combination as follows:

(i)     Assuming minimum redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 35% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 35% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 8,625,000 Public Shares are redeemed for an aggregate redemption payment of approximately $88 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

(ii)    Assuming maximum redemption scenario:    This scenario assumes that 21,223,000 Public Shares are redeemed for an aggregate redemption payment of approximately $218 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable). This maximum redemption scenario is based on the maximum permitted amount of redemptions while still satisfying the Minimum Cash Condition, which is waivable by HWEL and Starton.

MARKET PRICE AND DIVIDEND INFORMATION

HWEL

Ticker Symbol and Market Price

The HWEL Units, Common Stock and Public Warrants are each traded on the Nasdaq Capital Market under the symbols “HWELU,” “HWEL” and “HWELW,” respectively. HWEL’s units commenced public trading on August 2, 2021, and its Common Stock and Public Warrants commenced public trading separately on September 23, 2021. The HWEL Units, each consisting of one share of Common Stock and one Public Warrant (each Public Warrant entitling the holder thereof to purchase one share of Common Stock), will automatically separate into their component securities upon consummation of the Business Combination and no HWEL securities will trade following the Closing. As of the Record Date, the closing price for the HWEL Units, Common Stock and the Public Warrants was [•], [•] and [•], respectively. HWEL Public Warrant holders and those stockholders who do not elect to have their Public Shares redeemed need not deliver their Public Shares or Public Warrant certificates to HWEL or to HWEL’s Transfer Agent and they will be converted into the respective Pubco securities upon the Closing. Upon the Closing, Pubco intends to apply for the listing of its shares of Pubco Common Stock and Pubco warrants on Nasdaq under the symbols “STA” and “STAW,” respectively.

Holders

As of the close of business on the Record Date, there were outstanding [•] shares of HWEL Common Stock and there were [•] holders of record of HWEL Units, [•] holders of record of HWEL Common Stock, and [•] holders of record of Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose HWEL Units, Common Stock, and Public Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

HWEL has not paid any cash dividends on its Common Stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon Pubco’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Pubco Board at such time.

Starton

There is no public market for any of Starton’s equity securities.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information included or incorporated by reference in this proxy statement/prospectus, including the financial information, before deciding whether or how to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.

The value of your investment following the consummation of the Business Combination will be subject to significant risks affecting, among other things, Pubco’s business, financial condition or results of operations. If any of the events described below occur, Pubco’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of Pubco’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of HWEL and Starton. Certain of the following risk factors apply to the business and operations of Starton and will also apply to the business and operations of Pubco following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, or may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Pubco following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by HWEL and Starton, which later may prove to be incorrect or incomplete. Pubco, HWEL, and Starton may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party. The following discussion should be read in conjunction with the sections entitled “Cautionary Note Regarding Forward-Looking Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Starton” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HWEL” and the financial statements of Starton and HWEL and the notes thereto included herein, as applicable.

Risks Related to the Business Combination

The ability of HWEL stockholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow HWEL to complete the Business Combination or optimize its capital structure.

If a larger number of shares are submitted for redemption than HWEL currently expects and such redemptions or other conditions are determined to result in a failure to satisfy the net tangible asset requirement set forth in HWEL’s Current Charter, HWEL may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing. Third-party financing may not be available to HWEL. Furthermore, raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels.

If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until HWEL liquidates the Trust Account or consummates an alternative initial business combination or upon the occurrence of an Extension or certain other corporate actions as set forth in the Current Charter. If you are in need of immediate liquidity, you could attempt to sell your HWEL Common Stock in the open market; however, at such time, the HWEL Common Stock may trade at a discount to the pro rata amount per share in the Trust Account or there may be limited market demand at such time. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with HWEL’s redemption until HWEL liquidates, consummates an alternative initial business combination, effectuates an Extension or takes certain other actions set forth in the Current Charter or you are able to sell your shares in the open market.

You may be unable to ascertain the merits or risks of Starton’s operations.

If the Business Combination is consummated, Pubco will be affected by numerous risks inherent in the lines of business that Pubco expects to pursue. Although HWEL’s management has endeavored to evaluate the risks inherent in the proposed Business Combination with Starton, HWEL cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of HWEL’s control. HWEL also cannot assure you that an investment in HWEL’s securities will not ultimately prove to be less favorable to investors in

HWEL than a direct investment, if an opportunity were available, in Starton. In addition, if HWEL stockholders do not believe that the prospects for the Business Combination are promising, a greater number of stockholders may exercise their redemption rights, which may make it difficult for HWEL to consummate the Business Combination.

There is no assurance that HWEL’s diligence will reveal all material risks that may be present with regard to Starton. In addition the representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. As a result, subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

HWEL cannot assure you that the due diligence HWEL has conducted on Starton will reveal all material issues that may be present with regard to Starton, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of HWEL’s control will not later arise. Starton is aware that HWEL must complete an initial business combination by August 5, 2023. Consequently, Starton may have obtained leverage over HWEL, knowing that if HWEL does not complete the Business Combination, HWEL may be unlikely to be able to complete an initial business combination with any other target business prior to such deadline. In addition, HWEL has had limited time to conduct due diligence. Starton is a development stage biotechnology company and HWEL therefore has made its decision to pursue a business combination with Starton on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. In addition, the representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses.

Even if HWEL’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with HWEL’s preliminary risk analysis. This could contribute to negative market perceptions about HWEL or HWEL’s securities. In addition, they may cause HWEL to violate leverage or other covenants to which it may be subject as a result of assuming pre-existing debt held by Starton or by virtue of it obtaining debt financing following the Closing. Accordingly, any stockholders of HWEL who choose to remain stockholders of Pubco following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by HWEL’s officers or directors of a duty of care or other fiduciary duty owed by them to HWEL, or if they are able to successfully bring a private claim under securities laws that the registration statement of which this proxy statement/prospectus forms a part contained an actionable material misstatement or material omission.

The Business Combination Agreement includes the Minimum Cash Condition as a condition to the consummation of the Business Combination, which may make it more difficult for the Business Combination to be consummated as contemplated.

The Business Combination Agreement provides that Starton’s obligation to consummate the Business Combination is conditioned upon, among other things, at the Closing, HWEL having cash and cash equivalents sufficient to satisfy the Minimum Cash Condition (inclusive of the amount of any Equity Investment or Debt Financing), after full satisfaction of payments to redeeming HWEL stockholders and payment of transaction expenses. If the Minimum Cash Condition is not satisfied or waived by Starton, Starton will not be required, under the terms of the Business Combination Agreement, to consummate the Business Combination.

If the Minimum Cash Condition is waived and the Business Combination is consummated with less than the $15 million of cash and cash equivalents, the cash held by Starton in the aggregate, after the Closing, may not be sufficient to allow Starton to operate and pay Starton’s bills as they become due; or, even if Starton continues to be able to operate and pay its bills, Starton may not be able to successfully pursue its business plan or may not be able to achieve its planned efforts to grow its business or the results that Starton management expects to achieve if Starton has access to the capital required to continue to grow and expand its business. The additional exercise of redemption rights with respect to a large number of HWEL’s public stockholders may make the parties unable to take such actions as may be desirable in order to optimize the capital structure of Starton after consummation of the Business Combination and the parties may not be able to raise additional financing from unaffiliated parties necessary to fund Starton’s expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding Starton’s ability to continue as a going concern at such time.

There are risks to HWEL stockholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of Starton directly in an underwritten public offering, including no independent due diligence review by an underwriter.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of HWEL’s securities in connection therewith, investors will not receive the benefit of any outside independent review of HWEL’s and Starton’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, HWEL stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If Starton became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time … the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will conduct a significant amount of due diligence on its own.

In addition, the amount of due diligence conducted by HWEL and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Starton. Accordingly, it is possible that defects in Starton’s business or problems with Starton’s management that would have been discovered if Starton conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the shares of Pubco Common Stock.

Unlike an underwritten initial public offering, the initial trading of Pubco’s securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Pubco’s securities on Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for the Pubco’s securities during the period immediately following the listing.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of Pubco’s results if the Business Combination is consummated and accordingly, you will have limited financial information on which to evaluate the financial performance of Pubco and your investment decision.

HWEL and Starton currently operate as separate companies. HWEL has had no prior history as an operating company and its operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Pubco. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”

has been derived from HWEL’s and Starton’s historical financial statements and certain adjustments and assumptions have been made regarding Pubco after giving effect to the Business Combination. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and Pubco’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Pubco’s financial condition or results of operations following the Closing. Any potential decline in Pubco’s financial condition or results of operations may cause significant variations in the stock price of Pubco.

HWEL is dependent upon its executive officers and directors and their departure could adversely affect HWEL’s ability to operate and to consummate the initial business combination. Additionally, HWEL’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on HWEL’s ability to complete the initial business combination.

HWEL’s operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. HWEL believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. HWEL does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of HWEL’s directors or executive officers could have a detrimental effect on HWEL and the ability to consummate the Business Combination. In addition, HWEL’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of HWEL’s executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and HWEL’s directors also serve as officers and board members for other entities. If HWEL’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to HWEL’s affairs which may have a negative impact on HWEL’s ability to consummate the Business Combination.

Pubco’s ability to be successful following the Business Combination will depend upon the efforts of the Pubco Board and key personnel and the loss of such persons could negatively impact the operations and profitability of Pubco’s post-Business Combination business.

Pubco’s ability to be successful following the Business Combination will be dependent upon the efforts of the Pubco Board and key personnel. HWEL cannot assure you that the Pubco Board and key personnel will be effective or successful or remain with Pubco. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause Pubco’s management to have to expend time and resources helping them become familiar with such requirements.

It is estimated that, pursuant to the Business Combination Agreement, HWEL’s public stockholders will own approximately 34.5% of the equity interests or assets of Pubco (assuming 8,625,000 shares of HWEL Common Stock are redeemed) and HWEL’s management, other than Alyssa Rapp, who is expected to serve on the Pubco Board, will not be engaged in the management of Pubco’s business. Accordingly, the future performance of Pubco will depend upon the quality of the post-Business Combination board of directors, management and key personnel of Pubco.

Jefferies may have a conflict of interest in rendering services to HWEL in connection with its initial business combination.

HWEL is required to pay Jefferies deferred underwriting commissions of $8,750,000 in the aggregate, solely in the event that HWEL completes an initial business combination. The financial interests may result in Jefferies having a conflict of interest when providing the services to HWEL in connection with an initial business combination.

Because HWEL’s initial stockholders, executive officers and directors will lose their entire investment in HWEL if the Business Combination or an alternative business combination is not completed, and because HWEL’s Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether Starton was appropriate for HWEL’s initial business combination.

HWEL’s initial stockholders currently own various interests in HWEL, in an aggregate value of approximately $[__] as of [__], 2023, which may be worthless if HWEL does not complete a business combination. HWEL’s initial stockholders currently own [__] Founder Shares, which, based on the closing trading price of the Public Shares on [__], 2023, would have an aggregate value of approximately $[__] as of the same date. In addition, the Sponsor purchased an aggregate of [__] Private Warrants, which have an aggregate value of approximately $[__], assuming the per warrant value of the Private Warrants is the same as the $[__] closing price of the Public Warrants on Nasdaq on [__], 2023. The Sponsor has also provided HWEL with the Sponsor Note, which, as of March 31, 2023, had an aggregate of $60,000 outstanding. Through June 30, 2023, the total amount drawn by the Company from the March 2023 Sponsor Note was $400,000. Additionally, while HWEL’s directors’ and officers’ out-of-pocket expenses incurred in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account) are reimbursable by HWEL. As of June 30, 2023, no directors or officers of HWEL have incurred any expenses for which they expect to be reimbursed at the Closing (other than the Sponsor Note).

The personal and financial interests of HWEL’s executive officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of HWEL’s initial business combination, its Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on HWEL’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on HWEL’s behalf. However, HWEL’s Sponsor, executive officers and directors, or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed. Such financial interests of HWEL’s Sponsor, executive officers and directors may have influenced their motivation in approving the Business Combination and may influence their motivation for completing the Business Combination. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of HWEL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities.”

The Sponsor and HWEL’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of HWEL’s other stockholders generally and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to HWEL’s other stockholders.

In considering the recommendation of the HWEL Board to vote in favor of the Business Combination, Public Stockholders should be aware that, aside from their interests as stockholders, HWEL’s Insiders have interests in the Business Combination that are different from, or in addition to, those of HWEL’s other stockholders generally and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to HWEL’s other stockholders. HWEL’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to HWEL’s stockholders that they approve the Business Combination. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor holds 6,250,000 Founder Shares purchased from HWEL for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the HWEL Common Stock on [__], 2023, which was $[__], would have an aggregate value of approximately $[__] million as of the same date. If HWEL does not consummate the Business Combination or another initial business combination by August 5, 2023 (or such later date approved by HWEL’s stockholders), and HWEL is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.004 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per HWEL Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the HWEL Units in the IPO and the HWEL Public Stockholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the 7,700,000 Private Warrants purchased by the Sponsor for $1.00 per Private Warrant will be worthless if a business combination is not consummated (although the Private Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 7,700,000 Private Warrants held by the Sponsor is estimated to be approximately $[__], assuming the per warrant value of the Private Warrants is the same as the $[__] closing price of the Public Warrants on Nasdaq on [__], 2023);

•        the Sponsor Note was issued in March 2023 for a principal amount of up to $750,000, which may be repaid in cash or converted into warrants of HWEL at $1.00 per warrant at the election of the Sponsor. As of March 31, 2023, an aggregate of $60,000 was outstanding under the Sponsor Note. Through June 30, 2023, the total amount drawn by the Company from the March 2023 Sponsor Note was $400,000. If the Business Combination or another initial business combination is not consummated, the Sponsor Note may not be repaid to the Sponsor, in whole or in part;

•        the fact that HWEL’s Insiders have waived their right to redeem their Founder Shares, or to receive distributions from the Trust Account with respect to the Founder Shares upon HWEL’s liquidation if HWEL is unable to consummate its initial business combination;

•        the fact that unless HWEL consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account). As of June 30, 2023, no directors or officers of HWEL have incurred any expenses for which they expect to be reimbursed at the Closing (other than the Sponsor Note); and

•        the anticipated election of each of Alyssa J. Rapp, Chief Executive Officer and a director of HWEL, John MacCarthy, a director of HWEL, and George Hornig, co-Chairman of HWEL, as a director of Pubco after the consummation of the Business Combination. As such, in the future, Ms. Rapp and Messrs. MacCarthy and Hornig will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to its directors.

The foregoing interests present a risk that the Sponsor and HWEL’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to the Public Stockholders rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor and HWEL’s officers and directors may have a conflict of interest in determining whether Starton is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

You should consider these interests when evaluating the Business Combination and the recommendation of the HWEL Board to vote in favor of the Business Combination Proposal and other proposals to be presented to HWEL’s stockholders at the Special Meeting.

The value of the Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Common Stock at such time is substantially less than $10.00 per share.

The Sponsor has invested in HWEL an aggregate of $7,725,000, comprised of the $25,000 purchase price for the Founder Shares and the $7,700,000 purchase price for the Private Warrants. Assuming a trading price of $10.00 per share upon consummation of the Business Combination, the 6,250,000 Founder Shares would have an aggregate implied value of $62,500,000. Even if the trading price of the shares of Pubco Common Stock were as low as approximately $0.004 per share, and the Private Warrants were worthless, the value of the Founder Shares would be equal to the Sponsor’s initial investment in HWEL. As a result, the Sponsor is likely to be able to recoup its investment and make a substantial profit on that investment, even if the Public Shares have lost significant value. Accordingly, the HWEL management team, which owns interests in the Sponsor, may have an economic incentive that differs from that of the public stockholders to pursue and consummate the Business Combination rather than to liquidate and to return all of the cash in the Trust Account to the public stockholders. For the foregoing reasons, you should consider the HWEL management team’s financial incentive to complete the Business Combination when evaluating whether to redeem your shares prior to or in connection with the Business Combination.

HWEL stockholders and Starton Stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If Pubco is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, HWEL stockholders and Starton Stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent Pubco is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

During the pendency of the Business Combination, HWEL and Starton may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of HWEL and Starton to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s security holders.

If the conditions to the Business Combination are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the stockholders of HWEL and the stockholders of Starton, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and in addition to HWEL stockholder consent, include (i) approval of the shareholders of Starton; (ii) expiration of the applicable waiting period under any antitrust laws; (iii) consents required to be obtained from or made with any governmental authority or any third party in order to consummate the Transactions having been obtained or made; (iv) there being no law or order that makes the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions; (v) there being no pending litigation to enjoin or restrict the consummation of the Closing; (vi) HWEL having net tangible assets of at least $5,000,001, after giving effect to redemptions and any equity investment or debt financing, (vii) the election or appointment of members to the Pubco Board in accordance with the Business Combination Agreement; (viii) Pubco’s certificate of incorporation being amended and restated in a form to be mutually agreed to by Starton and HWEL; (ix) HWEL having cash and cash equivalents of at least $15.0 million, (x) the registration statement of which the proxy statement/prospectus forms a part having been declared effective by the SEC and remaining effective at the Closing; (xi) certain approvals of the Supreme Court of British Columbia; and (xii) the shares of Pubco Common Stock and the Pubco Warrants having been have been approved for listing on Nasdaq. See “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination” below for a more complete summary. HWEL and Starton cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination may not occur, or may be delayed and such delay may cause HWEL and Starton to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, HWEL may not be able to find another potential candidate for its initial business combination prior to HWEL’s deadline, and HWEL will be required to liquidate.

Delaware law and the Proposed Charter and Proposed Bylaws will contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Charter and the Proposed Bylaws of Pubco that will be in effect upon consummation of the Business Combination, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Pubco Board and therefore depress the trading price of Pubco Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the Starton Board or taking other corporate actions, including effecting changes in the management of Pubco. Among other things, the Proposed Charter and the Proposed Bylaws include provisions regarding:

•        the ability of the Pubco Board to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the limitation of the liability of, and the indemnification of, Pubco’s directors and officers;

•        the division of the Pubco Board into three classes with staggered three-year terms may delay or prevent a change of its management or a change in control;

•        the exclusive right of the Pubco Board to elect a director to fill a vacancy created by the expansion of the Pubco Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Pubco Board;

•        The requirement that Pubco directors may only be removed for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of stock of Pubco may delay or prevent a change of its management or a change in control;

•        the requirement that a special meeting of stockholders may be called only by (i) directors then in office; or (ii) the Secretary of Pubco, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Proposed Bylaws, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•        the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Proposed Charter, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Pubco Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of the Pubco Board to amend the bylaws, which may allow the Pubco Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to the Pubco Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Pubco Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Pubco.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Pubco Board or management.

Any provision of the Proposed Charter, the Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of Pubco Common Stock and could also affect the price that some investors are willing to pay for shares of Pubco Common Stock.

The Proposed Charter will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between Pubco and its stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit the ability of the Pubco’s stockholders to choose the judicial forum for disputes with Pubco or its directors, officers, or employees.

The Proposed Charter, which will become effective upon the Closing, will provide that, unless Pubco consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees of Pubco or its stockholders, (iii) any action arising pursuant to any provision of the DGCL, or the certificate of incorporation or the bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine will be the Court of Chancery of the State of Delaware except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. The Proposed Charter will also provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. It should be noted, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of Pubco’s securities will be deemed to have notice of and consented to this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Pubco or its directors, officers or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if they do not reside in or near Delaware, both of which may discourage such lawsuits against Pubco and its directors, officers and employees. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Pubco may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Pubco’s business and financial condition.

The Sponsor, directors, officers, advisors and their affiliates may elect to purchase Public Shares or the Public Warrants from HWEL Public Stockholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of the Public Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding HWEL or HWEL’s securities, HWEL’s initial stockholders, Starton and/or their respective affiliates may purchase Public Shares and/or Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Public Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Public Shares they acquire in such transactions. To the extent any such securities are purchased, such securities will not be voted in favor of the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the trading price of the Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares such investor or holder owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, HWEL will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Public Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Public Shares for which HWEL has received redemption requests.

In addition, if such purchases are made, the public “float” of Public Shares or the Public Warrants and the number of beneficial holders of our securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of the HWEL securities on a national securities exchange.

HWEL stockholders who redeem their Public Shares may continue to hold any Public Warrants that they own, which will result in dilution to non-redeeming HWEL stockholders upon exercise of such Public Warrants.

HWEL stockholders who redeem their Public Shares may continue to hold any Public Warrants that they own at such time, which will result in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming (a) all redeeming HWEL stockholders that acquired HWEL Units in the HWEL IPO and continue to hold the Public Warrants that were included in such HWEL Units, and (b) maximum redemption of Public Shares held by the redeeming HWEL stockholders, 12,500,000 Public Warrants would be retained by redeeming HWEL stockholders. As a result, the redeeming HWEL stockholders would hold Public Warrants with an aggregate market value of approximately $[__], as of [__], 2023, while non-redeeming HWEL stockholders would suffer dilution in their percentage ownership and voting interest of Pubco upon exercise of the Public Warrants held by redeeming HWEL stockholders.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect HWEL’s business, including its ability to complete the Business Combination, and results of operations.

HWEL is subject to laws and regulations enacted by national, regional and local governments. In particular, HWEL is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on HWEL’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on HWEL’s business, including its ability to complete the Business Combination, and results of operations.

With respect to the regulation of special purpose acquisition companies like HWEL (“SPACs”), on March 30, 2022, the SEC issued proposed rules relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. These rules, if adopted, whether in the form proposed or in a revised form, may increase the costs of and the time needed to complete the Business Combination.

The ability of Public Stockholders to exercise redemption rights with respect to Public Shares may prevent HWEL from completing the Business Combination or maximizing its capital structure.

HWEL does not know how many Public Stockholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on HWEL’s expectations (and those of other parties to the Business Combination Agreement) as to the amount of funds available in the Trust Account after giving effect to any redemptions of Public Shares.

It is a condition to the parties’ obligation to close the Business Combination, waivable by Starton, that HWEL or Pubco have cash and cash equivalents, including funds remaining in the Trust Account and the proceeds of any Equity Investment or Debt Financing, and after the payment of the parties’ expenses, of at least $15 million. If too many Public Stockholders elect to redeem their shares or Starton does not waive the condition described in the preceding sentence as a condition to the Closing and additional third-party financing is not available to HWEL, the Business Combination may not be completed. For information regarding the parameters of the Minimum Cash Condition described in this paragraph, please see the sections of this proxy statement/prospectus entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Covenants of the Parties” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

We may not be able to complete an initial business combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations.

Certain acquisitions or business combinations may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations. In the event that such regulatory approval or clearance is not obtained, or the review process is extended beyond the period of time that would permit an initial business combination to be consummated with us, we may not be able to consummate a business combination with such target. In addition, regulatory considerations may decrease the pool of potential target companies we may be willing or able to consider.

Among other things, the U.S. Federal Communications Act prohibits foreign individuals, governments, and corporations from owning more than a specified percentage of the capital stock of a broadcast, common carrier, or aeronautical radio station licensee. In addition, U.S. law currently restricts foreign ownership of U.S. airlines. In the United States, certain mergers that may affect competition may require certain filings and review by the Department of Justice and the Federal Trade Commission, and investments or acquisitions that may affect national security are subject to review by the Committee on Foreign Investment in the United States (“CFIUS”). CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States.

Outside the United States, laws or regulations may affect our ability to consummate a business combination with potential target companies incorporated or having business operations in jurisdictions where national security considerations, involvement in regulated industries (including telecommunications), or in businesses where a country’s culture or heritage may be implicated.

HWEL’s sponsor is Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company. Sponsor currently owns 6,250,000 Founder Shares and 7,700,000 Private Warrants. Alyssa Rapp, our Chief Executive Officer, and John MacCarthy, a director on our Board, each a U.S. citizen, are the managers of the Sponsor. The Sponsor is not controlled by any non-U.S. persons on a look-through basis. Other than as disclosed below, to the best of the Company’s knowledge, the Sponsor does not have substantial ties or substantial interests with any non-U.S. persons.

Certain parties to the Business Combination are non-U.S. entities. Starton Therapeutics, Inc. is a British Columbia corporation, and a majority of its shareholders are believed to be Canadian citizens. 1412384 B.C. Unlimited Liability Company is an indirect subsidiary of HWEL and a British Columbia unlimited liability company. 1412388 B.C. Ltd, is an indirect subsidiary of HWEL and a British Columbia corporation. U.S. and foreign regulators generally have the power to deny the ability of the parties to consummate a transaction or to condition approval of a transaction on specified terms and conditions, which may not be acceptable to us or a target. In such event, we may not be able to consummate a transaction with that potential target.

We do not believe that the Business Combination is subject to review by CFIUS. However, if HWEL does not complete the Business Combination, as a result of these various restrictions, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other SPACs that do not have similar ownership issues. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, based on the funds in the Trust Account as of [•], 2023, we estimate that our public stockholders may only receive an estimated $[•] per share (before taking into account release of interest earned on funds held in the Trust Account to pay our taxes, if any, and up to $100,000 for dissolution expenses), and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Risks Related to Ownership of Pubco Common Stock

An active market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.

The price of Pubco’s securities may vary significantly due to factors specific to Pubco as well as to general market or economic conditions. Furthermore, an active trading market for Pubco’s securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

There can be no assurance that the shares of Pubco Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that Pubco will be able to comply with the initial or continued listing rules of Nasdaq.

In connection with the Business Combination and as a condition to Starton’s obligations to complete the Business Combination, Pubco will be required to demonstrate compliance with the Nasdaq’s initial listing requirements, which are more rigorous than the Nasdaq continued listing requirements, in order to continue to maintain the listing of Pubco’s securities on the Nasdaq.

Nasdaq’s initial listing requirements set forth in Nasdaq Rule 5505(a) require, among other things, that Pubco’s minimum stock price be at least $4.00 per share and that Pubco have at least 1,000,000 unrestricted publicly-held shares and a minimum of 300 public holders of “round lots” of 100 shares. Furthermore, Nasdaq Rule 5505(b)(2) requires, among other things, that Pubco have a market value of listed securities of at least $50 million, stockholders’ equity of at least $4 million and a public float of at least $15 million. In addition to the listing requirements for Pubco Common Stock, Nasdaq imposes listing standards on warrants. The foregoing is a brief description of the Nasdaq’s initial listing requirements applicable to Pubco’s securities, and more detailed information about such requirements is set forth in Nasdaq Rule 5505. We cannot assure you that Pubco will be able to meet those initial listing requirements, in which case Starton will not be obligated to complete the Business Combination. However, under the terms of the Business Combination Agreement, the closing condition that Pubco’s securities be approved for listing on Nasdaq may be waived without recirculation or resolicitation. HWEL’s stockholders will not have certainty as to whether Pubco’s securities will be listed on a national securities exchange following the Business Combination at the time they vote on the Business Combination Proposal or decide whether to redeem their Public Shares in connection with the Business Combination Proposal.

In order to continue the listing of its securities on Nasdaq, HWEL prior to the Business Combination, and Pubco following the consummation of the Business Combination, must maintain certain financial, share price and, subject to change as a result of recent rule changes proposed by the Nasdaq, distribution levels. Pubco must, among other things, maintain a minimum bid price of $1.00 per share, a minimum amount of stockholders’ equity (generally $2,500,000) and a minimum number of holders of its securities (generally 300 public holders). The foregoing is a brief description of the Nasdaq’s continued listing requirements applicable to Pubco securities, and more detailed information about such requirements is set forth in Nasdaq Rule 5550.

If subsequent to the closing of the Business Combination, Pubco is unable to maintain a minimum bid price for its shares of $1.00 per share, or to satisfy any other continued listing requirement, Nasdaq may delist Pubco’s securities from trading on its exchange. Such a delisting would likely have a negative effect on the price of Pubco’s securities and may impair your ability to sell or purchase Pubco’s securities when you wish to do so.

If Pubco is unable to meet Nasdaq’s initial listing requirements, or Nasdaq delists Pubco’s securities from trading on its exchange and Pubco is not able to list its securities on another national securities exchange, Pubco’s securities could be quoted on an over-the-counter market. If this were to occur, Pubco could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that the Pubco Common Stock is a “penny stock” which will require brokers trading in the Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Pubco’s securities; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The continued eligibility for listing of Pubco’s securities may depend on, among other things, the number of shares of Common Stock that are redeemed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the HWEL Units, Common Stock and Public Warrants are listed on Nasdaq, the HWEL Units, Common Stock and Public Warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of HWEL’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While HWEL is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if HWEL was no longer listed on Nasdaq, HWEL’s securities would not qualify as covered securities under the statute and HWEL would be subject to regulation in each state in which HWEL offers its securities.

The market price of the shares of Pubco Common Stock may decline as a result of the Business Combination.

The market price of the shares of Pubco Common Stock may decline as a result of the Business Combination for a number of reasons including if:

•        investors react negatively to the prospects of Pubco’s business and the prospects of the Business Combination;

•        the effect of the Business Combination on Pubco’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        Pubco does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts.

Pubco’s stock price may change significantly following the Business Combination and you could lose all or part of your investment as a result.

The trading price of shares of Pubco Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of Pubco Common Stock at an attractive price due to a number of factors such as those listed in “Risk Factors — Risks Related to Starton” and the following:

•        results of operations that vary from the expectations of securities analysts and investors;

•        results of operations that vary from those of Pubco’s competitors;

•        changes in expectations as to Pubco’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•        declines in the market prices of stocks generally;

•        strategic actions by Pubco or its competitors;

•        announcements by Pubco or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•        any significant change in Pubco’s management;

•        changes in general economic or market conditions or trends in Pubco’s industry or markets;

•        changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Pubco’s business;

•        future sales of Pubco Common Stock or other securities;

•        investor perceptions of the investment opportunity associated with Pubco Common Stock relative to other investment alternatives;

•        the public’s response to press releases or other public announcements by Pubco or third parties, including Pubco’s filings with the SEC;

•        litigation involving Pubco, Pubco’s industry, or both, or investigations by regulators into the Pubco Board, Pubco’s operations or those of Pubco’s competitors;

•        guidance, if any, that Pubco provides to the public, any changes in this guidance or Pubco’s failure to meet this guidance;

•        the development and sustainability of an active trading market for Pubco Common Stock;

•        actions by institutional or activist stockholders;

•        changes in accounting standards, policies, guidelines, interpretations or principles; and

•        other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of Pubco Common Stock, regardless of Pubco’s actual operating performance. In addition, price volatility may be greater if the public float and trading volume of Pubco Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If Pubco were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from Pubco’s business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on shares of Pubco Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares of Pubco Common Stock at a price greater than what you paid for it.

Pubco intends to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of Pubco Common Stock will be at the sole discretion of the Pubco Board. The Pubco Board may take into account general and economic conditions, Pubco’s financial condition and results of operations, Pubco’s available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by Pubco to its stockholders or by its subsidiaries to it and such other factors as the Pubco Board may deem relevant. As a result, you may not receive any return on an investment in the shares of Pubco Common Stock unless you sell your shares of Pubco Common Stock for a price greater than that which you paid for it.

Pubco may issue additional shares of Pubco Common Stock or other equity securities without seeking approval of the Pubco stockholders, which would dilute your ownership interests and may depress the market price of the shares of Pubco Common Stock.

Upon consummation of the Business Combination, Pubco will have warrants outstanding to purchase up to an aggregate of 20,200,000 shares of Pubco Common Stock. Assuming earnout targets are satisfied, Pubco will be required to issue up to an additional 25,000,000 shares of Pubco Common Stock to current Starton Securityholders. Further, Pubco may choose to seek third party financing to provide additional working capital for the Pubco business, in which event Pubco may issue additional equity securities. Following the consummation of the Business Combination, Pubco may also issue additional shares of Pubco Common Stock or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding warrants or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares of Pubco Common Stock or other equity securities of equal or senior rank would have the following effects:

•        Pubco’s existing stockholders’ proportionate ownership interest in Pubco will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each previously outstanding share of Pubco Common Stock may be diminished; and

•        the market price of the shares of Pubco Common Stock may decline.

If securities or industry analysts do not publish research or reports about Pubco’s business, if they change their recommendations regarding the shares of Pubco Common Stock or if Pubco’s operating results do not meet their expectations, the price and trading volume of shares of Pubco Common Stock could decline.

The trading market for shares of Pubco Common Stock will depend in part on the research and reports that securities or industry analysts publish about Pubco or its businesses. If no securities or industry analysts commence coverage of Pubco, the trading price for shares of Pubco Common Stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover Pubco downgrade its securities or publish unfavorable research about its businesses, or if Pubco’s operating results do not meet analyst expectations, the trading price of shares of Pubco Common Stock would likely decline. If one or more of these analysts cease coverage of Pubco or fail to publish reports on Pubco regularly, demand for shares of Pubco Common Stock could decrease, which might cause the Pubco Common Stock price and trading volume to decline.

Pubco will issue shares of Pubco Common Stock as consideration for the Business Combination, and Pubco may issue additional shares of Pubco Common Stock or other equity or convertible debt securities without approval of the holders of shares of Pubco Common Stock, which would dilute existing ownership interests and may depress the market price of Pubco Common Stock.

Following the Business Combination and assuming 8,625,000 shares of HWEL Common Stock are redeemed, the (i) former Starton Securityholders are expected to own approximately 51.0% of the outstanding shares of Pubco Common Stock, (ii) former HWEL Public Stockholders are expected to own approximately 35.5% of the outstanding shares of Pubco Common Stock, and (iii) Sponsor and the initial stockholders are expected to own approximately 13.5% of the outstanding shares of Pubco Common Stock. These percentages assume the “Minimum Redemption Scenario”. If the actual facts differ from these assumptions, these percentages will differ.

Pubco may continue to require capital investment to support its business, and Pubco may issue additional shares of Pubco Common Stock or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of shares of Pubco Common Stock in certain circumstances.

Furthermore, employees, directors and consultants of Starton hold equity awards under the Starton Equity Plan, and after the Business Combination, are expected to be granted equity awards under the new Incentive Plan. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for shares of Pubco Common Stock. See “Executive Compensation.”

There will be material differences between your current rights as a holder of HWEL Common Stock and the rights one will have as a holder of Pubco Common Stock, some of which may adversely affect you.

Upon completion of the Business Combination, HWEL stockholders will no longer be stockholders of HWEL, but will be stockholders of Pubco. There will be material differences between the current rights of HWEL stockholders and the rights you will have as a holder of Pubco Common Stock, some of which may adversely affect you. For a more detailed discussion of the differences in the rights of HWEL stockholders and the Pubco stockholders, see the section of this proxy statement/prospectus titled “Comparison of the Rights of Holders of Common Stock.”

Future sales, or the perception of future sales, by Pubco or its stockholders in the public market following the Business Combination could cause the market price for shares of Pubco Common Stock to decline.

The sale of shares of Pubco Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Pubco Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for Pubco to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that Pubco will have a total of 46,177,000 shares of Pubco Common Stock outstanding (excluding the exercise of any options and Pubco Warrants and assuming that (i) 8,625,000 shares by HWEL’s Public Stockholders are redeemed in connection with the Business Combination, and (ii) no awards are issued under the Incentive Plan). All shares currently held by HWEL Public Stockholders and all of the shares issued in the Business Combination to existing Starton Securityholders will be freely tradable without further registration under the Securities Act, and without restriction by persons other than Pubco’s “affiliates” (as defined under Rule 144 under the Securities Act (“Rule 144”)), including Pubco’s directors, executive officers and other affiliates.

At or prior to the Closing, certain stockholders of Starton, who are expected to collectively own approximately 51.0% of the shares of Pubco Common Stock outstanding following the Business Combination (based on the above assumptions and Starton’s current stockholdings), will enter into Lock-Up Agreements with Pubco, Starton and the Purchaser Representative, pursuant to which, the Starton Shareholders shall agree that from the Closing until the end of the Founder Shares Lock-up Period, Restricted Securities shall be subject to restrictions on transfer (that are identical to the restrictions on transfer applicable to the Founder Shares pursuant to Section 8(a) of the Insider Letter (including the 12 month lock-up period specified therein); provided however, the restrictions and lock-up period applicable to the Restricted Securities shall be revised, subject to stockholder approval of the Insider Letter Amendment Proposal, as follows: (i) twenty five percent (25%) of the Restricted Securities will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Restricted Securities will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up). See “Proposal 1: The Business Combination Proposal — Ancillary Documents — Lock-Up Agreements.”

In addition, the shares of Pubco Common Stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. A total number of shares representing [__]% of the fully-diluted outstanding shares of Pubco Common Stock immediately following the consummation of the Business Combination are expected to be reserved for future issuance under the Incentive Plan. Pubco is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of Pubco Common Stock or securities convertible into or exchangeable for shares of Pubco Common Stock issued pursuant to the Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, Pubco may also issue its securities in connection with investments or acquisitions. The amount of shares of Pubco Common Stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of Pubco Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to Pubco stockholders.

HWEL currently is, and Pubco will be, an “emerging growth company” within the meaning of the Securities Act, and if Pubco takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make HWEL’s securities less attractive to investors and may make it more difficult to compare HWEL’s performance with other public companies.

HWEL is currently and, following the consummation of the Business Combination, Pubco will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Pubco may continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, Pubco stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by Pubco less attractive because Pubco will rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of Pubco’s securities may be lower than they otherwise would be, there may be a less active trading market for Pubco’s securities and the trading prices of Pubco’s securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. HWEL has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Pubco, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pubco’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Pubco will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the IPO, (ii) the last day of the fiscal year in which Pubco has total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which Pubco is deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of shares of Pubco Common Stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which Pubco has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Pubco may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrant holders.

Pubco will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of shares of Pubco Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third business day prior to the date Pubco sends the notice of redemption to the warrant holders. In addition, commencing ninety days after the Public Warrants become exercisable, Pubco may redeem the outstanding Public Warrants at a price of $0.10 per warrant if, and only if, the closing price of the Common Stock equals or exceeds $10.00 per share on the trading day prior to the date on which Pubco sends the notice of redemption to the warrant holders. If and when the Public Warrants become redeemable by Pubco, Pubco may exercise its redemption right if there is a current registration statement in effect with respect to the shares of Pubco Common Stock underlying such warrants. Redemption of the outstanding Public Warrants could force you to: (i) exercise your Public Warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (ii) sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. None of the Private Warrants will be redeemable by Pubco for cash so long as they are held by the Sponsor or its permitted transferees.

In the event Pubco determines to redeem the Public Warrants, holders of Public Warrants would be notified of such redemption as described in Pubco’s warrant agreement. Specifically, in the event that Pubco elects to redeem all of the redeemable warrants as described above, Pubco will fix a Warrant Redemption Date. Notice of redemption will be mailed by first class mail, postage prepaid, by Pubco not less than 30 days prior to the Warrant Redemption Date to the registered holders of the Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the Public Warrants will be notified of such redemption via Pubco’s posting of the redemption notice to DTC. If the closing price of the Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Pubco sends the notice of redemption to the warrant holders is less than $18.00 per share, then the Private Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants. The closing price for the Public Common Stock as of [__], 2023 was $[__] and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

Risks Related to Redemption

There is no guarantee that a Public Stockholder’s decision whether to redeem its Public Shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

We cannot assure you as to the price at which a Public Stockholder may be able to sell the shares of Pubco Common Stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in Pubco’s stock price, and may result in a lower value realized now than a HWEL stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s Public Shares. Similarly, if a Public Stockholder does not redeem such stockholder’s shares, such stockholder will bear the risk of ownership of shares of Pubco Common Stock after the consummation of the Business Combination, and there can be no assurance that a Pubco stockholder can sell such stockholder’s shares of Pubco Common Stock in the future for a greater amount than the Redemption Price set forth in this proxy statement/prospectus. A HWEL Public Stockholder should consult such stockholder’s own tax or financial advisor for assistance on how this may affect its individual situation.

If HWEL Public Stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.

HWEL intends to comply with the U.S. federal proxy rules in conducting Redemptions in connection with the Business Combination. However, despite HWEL’s compliance with these rules, if a HWEL stockholder fails to receive HWEL’s proxy materials, such stockholder may not become aware of the opportunity to redeem its Public Shares. In addition, this proxy statement/prospectus provides the various procedures that must be complied with in order to validly tender or redeem public shares. In the event that a Public Stockholder fails to comply with these or any other procedures, its Public Shares may not be redeemed.

In order to exercise their Redemption rights, Public Stockholders are required to deliver their Public Shares, either physically or electronically using The Depository Trust Company’s DWAC System, to HWEL’s transfer agent prior to the vote at the Special Meeting. If a Public Stockholder properly seeks Redemption as described in this proxy statement/prospectus and the Business Combination is consummated, HWEL will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the Public Stockholder will no longer own such Public Shares following the Business Combination. See the section entitled “Special Meeting of the Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

Risks Related to HWEL

Public Stockholders have limited rights or interests in funds in the Trust Account. For Public Stockholders to liquidate their investment, therefore, they may be forced to sell Public Shares, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account either (a) because they hold Public Shares or (b) they hold Public Shares through HWEL Units and have elected to separate such HWEL Units into the underlying Public Shares and Public Warrants prior to exercising Redemption rights with respect to the Public Shares, only upon (i) such Public Stockholders’ exercise of Redemption rights in connection with HWEL’s initial business combination (which will be the Business Combination, should it occur) and then only in connection with those Public Shares that such Public Stockholder properly elected to redeem or (ii) the Redemption of Public Shares if HWEL is unable to complete an initial business combination by August 5, 2023, subject to applicable law and as further described herein. In addition, if HWEL is unable to complete an initial business combination by August 5, 2023, compliance with applicable law and the Current Charter may result in a delay in winding up HWEL and may require HWEL to submit a plan of dissolution to its then-existing stockholders for approval prior to the distribution of the proceeds held in HWEL’s Trust Account. In that case, Public Stockholders may be forced to wait beyond August 5, 2023 before they receive funds from the Trust Account. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, Public Stockholders may be forced to sell their Public Shares, potentially at a loss.

HWEL’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

As of December 31, 2022, HWEL had marketable securities held in the Trust Account of approximately $253.7 million and stockholders’ deficit of $10.7 million. Further, HWEL has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. HWEL cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern.

Holders of Public Shares may be held liable for claims by third parties against HWEL to the extent of distributions received by them upon Redemption of their shares.

The Sponsor has agreed that, if HWEL liquidates the Trust Account prior to the consummation of a business combination, it will be liable to pay the debts and obligations to HWEL businesses or vendors or other entities that are owed money by HWEL for services rendered or contracted for or products sold to HWEL in excess of the net proceeds of HWEL’s IPO not held in the Trust Account, and will not seek repayment for such expenses, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account and only if such parties have not executed a waiver agreement. However, there can be no assurances that it will be able to satisfy those obligations if it is required to do so.

If HWEL is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against HWEL that is not dismissed, any distributions received by Public Stockholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as a “preferential transfer,” or a “fraudulent preference, conveyance or disposition.” As a result, a bankruptcy court could seek to recover all amounts received by HWEL’s Public Stockholders. Furthermore, because HWEL intends to distribute the proceeds held in the Trust Account to HWEL’s Public Stockholders promptly after expiration of the time HWEL has to complete an initial business combination, this may be viewed or interpreted as giving preference to HWEL’s Public Stockholders over any potential creditors with respect to access to or distributions from HWEL’s assets. Furthermore, the HWEL Board may be viewed as having breached its fiduciary duties to HWEL or HWEL’s creditors and/or having acted in bad faith, thereby exposing itself and HWEL to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors. There is no assurance that claims will not be brought against HWEL for these reasons.

Although HWEL seeks to have all vendors, service providers (other than its independent registered public accounting firm and the underwriters of the IPO) or other entities with which it does business, execute agreements with HWEL waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of HWEL’s Public Stockholders, as well as distributions to Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Public Stockholders or claims challenging the enforceability of the waiver.

If third parties bring claims against HWEL, the proceeds held in the Trust Account could be reduced and the Redemption Price received by Public Stockholders may be less than $10.00 per share.

HWEL’s placing of funds in the Trust Account may not protect those funds from third-party claims against HWEL. Although HWEL seeks to have all vendors, service providers (other than its independent registered public accounting firm and the underwriters of the IPO), or other entities with which it does business execute agreements with HWEL waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of HWEL’s Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against HWEL’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, HWEL’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to HWEL than any alternative. The agreement entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Marcum LLP (“Marcum”), HWEL’s independent registered public accounting firm, and the underwriters of the IPO, will not execute agreements with HWEL waiving such claims to the monies held in the Trust Account.

Examples of possible instances where HWEL may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with HWEL and will not seek recourse against the Trust Account for any reason. Upon Redemption of HWEL’s Public Shares, if HWEL is unable to complete its initial business combination within the prescribed time frame, or upon the exercise of a Redemption Right in connection with the Business Combination, HWEL will be required to provide for payment of claims of creditors that were not waived that may be brought against HWEL within the ten years following Redemption. Accordingly, the Redemption Price received by Public Stockholders could be less than the approximately $[__] million held in the Trust Account as of [__], 2023, due to claims of such creditors. In such event, HWEL may not be able to complete an initial business combination, and you would receive such lesser amount per share in connection with any Redemption of your Public Shares.

The Sponsor has agreed that, if HWEL liquidates the Trust Account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to HWEL. Accordingly, if a claim brought by a target business or vendor did not exceed the amount of funds available to HWEL outside of the Trust Account or available to be released to HWEL from interest earned on the trust account balance, the Sponsor would not have any obligation to indemnify such claims as they would be paid from such available funds. However, if a claim exceeded such amounts, the only exceptions to the Sponsor’s obligations to pay such claim would be if the party executed an agreement waiving any right, title, interest or claim of any kind they have in or to any monies held in the trust account. HWEL has not asked the Sponsor to reserve any amount to satisfy any indemnification obligations that may arise and its only assets are expected to be HWEL’s securities. Accordingly, HWEL believes it is unlikely that the Sponsor will be able to satisfy these indemnification obligations if it is required to do so. Therefore, HWEL cannot assure you that the per-share distribution from the Trust Account, if we liquidate the Trust Account because HWEL has not completed a business combination within the required time period, will not be less than $10.00.

HWEL’s directors may decide not to enforce the indemnification obligations of the Sponsor under the Insider Letter Agreement, resulting in a reduction in the amount of funds in the Trust Account available for distribution to HWEL’s Public Stockholders.

The Sponsor has agreed that, if HWEL liquidates the Trust Account prior to the consummation of a business combination, it will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to HWEL.

In the event that the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, HWEL’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While HWEL currently expects that its independent directors would take legal action on behalf of HWEL against the Sponsor to enforce its indemnification obligations to HWEL, it is possible that HWEL’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If HWEL’s independent directors choose not to enforce these indemnification obligations, there may be less funds in the Trust Account available for distribution to HWEL’s Public Stockholders.

Starton identified a material weakness in its internal control over financial reporting relating to the preparation and review of its financial statements. If its remediation of this material weaknesses is not effective, or if Starton identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, Starton may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect the Company.

As a privately-held company, Starton was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.

In the course of preparing the financial statements that are included in this registration statement, Starton’s management determined that a material weakness existed within the Company’s internal controls over financial reporting. The material weakness identified relate the lack of accounting resources to properly prepare and review the Company’s financial statements. Starton concluded that the material weakness in its internal control over financial reporting occurred because it was a private company and did not have the necessary business processes, systems, personnel, and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. In order to remediate the material weakness, Starton will continue to expend, a substantial amount of effort and resources for the remediation and improvement of our internal control over financial reporting.

If, after HWEL distributes the proceeds in the Trust Account to its Public Stockholders, HWEL files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against HWEL that is not dismissed, a bankruptcy or other court may seek to recover such proceeds and the members of the HWEL Board may be viewed as having breached their fiduciary duties to HWEL’s creditors, thereby exposing the members of the HWEL Board and HWEL to claims of punitive damages.

If, after HWEL distributes the proceeds in the Trust Account to its Public Stockholders, HWEL files a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against HWEL that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a bankruptcy court could seek to recover all amounts received by HWEL’s stockholders. In addition, the HWEL Board may be viewed as having breached its fiduciary duty to HWEL’s creditors and/or having acted in bad faith, thereby exposing itself and HWEL to claims of punitive damages, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the business, investments and results of operations of HWEL.

HWEL is subject to laws and regulations enacted by national, regional and local governments. In particular, HWEL is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations of HWEL. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on HWEL’s business and results of operations.

HWEL’s outstanding Warrants may have an adverse effect on the market price of Common Stock or may create dilution for Public Stockholders.

HWEL has issued Warrants that will result in the issuance of additional Common Stock. Such securities, when converted or exercised, will increase the number of issued and outstanding shares of HWEL Common Stock. The sale, or even the possibility of sale, of the shares underlying the Warrants could have an adverse effect on the market price for HWEL’s securities. If and to the extent these Warrants are converted or exercised, HWEL’s Public Stockholders may experience dilution to their holdings.

HWEL’s management’s ability to require holders of HWEL’s Public Warrants to exercise such Public Warrants on a cashless basis will cause holders to receive fewer shares of Common Stock upon their exercise of the Public Warrants than they would have received had they been able to exercise their Public Warrants for cash.

If HWEL calls Public Warrants for redemption after the redemption criteria described elsewhere in this proxy statement/prospectus have been satisfied, HWEL’s management will have the option to require any holder that wishes to exercise his warrants (including any warrants held by HWEL’s initial stockholders or their permitted transferees) to do so on a “cashless basis.” If HWEL’s management chooses to require holders to exercise their warrants on a cashless basis, the number of shares of Common Stock received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in HWEL.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for HWEL to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act requires that HWEL evaluate and report on its system of internal controls. Following the initial business combination, if Pubco is deemed to be a large accelerated filer or an accelerated filer, it will be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. Further, for as long as HWEL remains an emerging growth company, it will not be required to comply with the independent registered public accounting firm attestation requirement on its internal control over financial reporting. Following the Business Combination, Pubco will be required to assure that it is in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The need to develop the internal control system to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the Business Combination as well as impose obligations on Pubco following the Business Combination.

If HWEL were deemed an “investment company” under the Investment Company Act, it may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If HWEL were deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:

•        restrictions on the nature of its investments; and

•        restrictions on the issuance of its securities, each of which may make it difficult for us to complete the Business Combination.

In addition, HWEL may have imposed upon it burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that we are currently not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless HWEL can qualify for an exclusion, HWEL must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

HWEL does not believe that its principal activities and the Business Combination will subject it to the Investment Company Act. To this end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. Pursuant to the Trust Agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), HWEL intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. An investment in HWEL’s securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of HWEL’s initial business combination (which will be the Business Combination, should it occur); (ii) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend HWEL’s Current Charter (A) to modify the substance or timing of HWEL’s obligation to provide holders of its Common Stock the right to have their shares redeemed in connection with its initial business combination (which will be the Business Combination, should it occur) or to redeem 100% of its Public Shares if it does not complete its initial business combination within 12 months (as extended) from the closing of its IPO or (B) with respect to any other provision relating to the rights of holders of HWEL’s Common Stock; or (iii) absent an initial business combination (which will be the Business Combination, should it occur) within 12 months (as extended) from the closing of HWEL’s IPO, its return of the funds held in the Trust Account to its Public Stockholders as part of its redemption of the Public Shares. If HWEL does not invest the proceeds as discussed above, it may be deemed to be subject to the Investment Company Act. If HWEL were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which it has not allotted funds and may hinder its ability to complete a business combination. If HWEL is unable to complete the Business Combination, its Public Stockholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Stockholders, and HWEL’s warrants will expire worthless.

On March 30, 2022, the SEC issued proposed rules relating to, among other matters, the extent to which SPACs could become subject to regulation under the Investment Company Act. The SEC’s proposed rule under the Investment Company Act would provide a safe harbor for SPACs from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require a SPAC to file a current report on Form 8-K with the Commission announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the SPAC’s registration statement for its initial public offering. The SPAC would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. Although that proposed safe harbor rule has not yet been adopted, the SEC has indicated that there are serious questions concerning the applicability of the Investment Company Act to a SPAC that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule.

The proposed safe harbor rule has not yet been adopted, and one or more elements of the proposed safe harbor rule may not be adopted or may be adopted in a revised form. However, if HWEL were deemed to be an investment company for purposes of the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which it has not allotted funds and could increase the costs and time needed to complete a business combination or impair its ability to complete a business combination. If HWEL has not completed its initial business combination within the required time period, its Public Stockholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of its trust account and its warrants will expire worthless.

In connection with the Special Meeting, Public Stockholders may need to comply with specific requirements for Redemption of their Public Shares that may make it more difficult for Public Stockholders to exercise their Redemption rights prior to the deadline for exercising their rights.

In connection with any stockholders meeting called to approve a proposed initial business combination, each Public Stockholder will have the right, regardless of whether it is voting for or against such proposed business combination, to demand that HWEL redeem its Public Shares into a share of the Trust Account. HWEL may require Public Stockholders who wish to redeem their Public Shares in connection with a proposed business combination to either tender their certificates (if any) and redemption forms to the Transfer Agent or to deliver their share certificates (if any) and other redemption forms to the Transfer Agent electronically using DTC’s DWAC System. In order to obtain a physical share certificate, a Public Stockholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is HWEL’s understanding that Public Stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because HWEL does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical share certificate. It is also HWEL’s understanding that it takes a short time to deliver shares through the DWAC System. However, this too may not be the case. Accordingly, if it takes longer than HWEL anticipates for Public Stockholders to deliver their share certificates (if any) and other redemption forms, Public Stockholders who wish to redeem may be unable to meet the deadline for exercising their Redemption rights and thus may be unable to redeem their Public Shares.

If HWEL requires Public Stockholders who wish to redeem their Public Shares to comply with the delivery requirements for Redemption, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not approved.

If HWEL requires Public Stockholders who wish to redeem their Public Shares to comply with specific delivery requirements for Redemption described above and the Business Combination is not consummated, HWEL will promptly return such certificates to the tendering Public Stockholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until HWEL has returned their securities to them. The market price for HWEL’s shares may decline during this time and HWEL’s Public Stockholders may not be able to sell their securities when they wish to, even while other stockholders that did not seek Redemption may be able to sell their securities.

Risks Related to Tax

Pubco could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

Pubco could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce Pubco’s after-tax income and adversely affect Pubco’s business and financial condition. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), enacted in December 2017, resulted in fundamental changes to the Code, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect HWEL, Starton or Pubco, or HWEL’s or their subsidiaries. In addition, other changes could be enacted in the future to increase the corporate tax rate, limit further the deductibility of interest, or effect other changes that could have a material adverse effect on HWEL’s, Starton’s or Pubco’s financial condition. Such changes could also include increases in state taxes and other changes to state tax laws to replenish state and local government finances depleted by costs attributable to the COVID-19 pandemic and the reduction in tax revenues due to the accompanying economic downturn.

In addition, Pubco’s effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge Pubco’s interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to Pubco’s income tax provision that could increase Pubco’s effective tax rate. Changes to tax laws may also adversely affect Pubco’s ability to attract and retain key personnel.

The Excise Tax included in the Inflation Reduction Act of 2022 may decrease the value of Pubco Common Stock following the Business Combination and decrease the amount of funds available for distribution.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemptions occurring in connection with the Business Combination may be subject to the excise tax. Whether and to what extent HWEL would be subject to the excise tax will depend on a number of factors. The imposition of this excise tax could cause a reduction in the value of Pubco Common Stock.

Risks Related to the Exchangeable Shares

The Exchangeable Shares will not be listed on any stock exchange.

The Exchangeable Shares are not expected to be listed on any stock exchange. Although each Exchangeable Share will be exchangeable at the option of the holder for Pubco Common Stock, there is no market through which the Exchangeable Shares may be sold, and holders may not be able to sell their Exchangeable Shares.

Starton Shareholders who elect to receive Exchangeable Shares will experience a delay in receiving Pubco Common Stock from the date they request an exchange, which may affect the value of the shares the holder receives in an exchange.

Starton Shareholders who elect to receive Exchangeable Shares in the Arrangement and later request to receive Pubco Common Stock in exchange for their Exchangeable Shares may not receive Pubco Common Stock until a period of time after the applicable request is received. During this period, the market price of Pubco Common Stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by such a holder of Exchangeable Shares upon a subsequent sale of Pubco Common Stock received in the exchange.

There may be a taxable event for an Eligible Holder as result of a transaction beyond his or her control.

A Starton Shareholder that is: (a) a resident of Canada for purposes of the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) and not exempt from tax under Part I of the Tax Act, or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act who (a) disposes of Starton Shares pursuant to the Arrangement and who receives, as part of the consideration, Exchangeable Shares, and (b) validly makes a joint election under subsection 85(1) or subsection 85(2) of the Tax Act in respect of such shares, may obtain a full or partial tax deferral of any capital gain that may otherwise arise on the exchange of such Starton Shares. However, an Eligible Holder will be considered to have disposed of Exchangeable Shares (i) on a redemption (including pursuant to a Retraction Request (as defined below)) of such Exchangeable Shares by ExchangeCo, and (ii) on an acquisition of such Exchangeable Shares by CallCo or Pubco. Although each is a taxable event, the Canadian federal income tax consequences of the disposition will be different depending on whether the event giving rise to the disposition is a redemption or an acquisition.

Prior to the Sunset Date (as defined below), ExchangeCo may choose to redeem Exchangeable Shares in limited circumstances, and ExchangeCo shall redeem the Exchangeable Shares on the Sunset Date (as defined below). Thus, an Eligible Holder may have a taxable event in a transaction beyond his or her control and may have no control over the Canadian federal tax consequences arising from such event.

Readers should consider possible Canadian federal tax implications and should seek independent advice from their own tax and legal advisors.

Risks Related to Starton

Unless the context otherwise requires, references in the subsection “Risks Related to Starton” to “we”, “us”, “our”, “Starton” and “the Company” generally refers to Starton in the present tense or Pubco from and after the Business Combination.

Risks Related to Our Business and Industry

We may not be able to raise enough capital to fund our operations for the long term.

There can be no assurance that the Company will yield sufficient proceeds to provide enough funding to support its operations for the long term. The Transaction can close based upon yielding net proceeds of $15 million.

We are a clinical stage biotechnology company with a limited operating history.

We were established and began operations in 2017. Our operations to date have been limited to financing and staffing our company, licensing product candidates, conducting preclinical and clinical studies of (i) STAR-LLD for the treatment of MM, CLL and complications resulting from the disease, and (ii) STAR-OLZ for the treatment of CINV and PIINV. We have successfully completed Phase 1 clinical studies for both STAR-LLD and STAR-OLZ and are preparing to enter a Phase 1b and Phase 2 studies respectively, followed by Phase 3 clinical studies and obtainment of NDAs for commercialization.

Clinical studies have risks inherent to their FDA regulatory process, clinical study design, and execution. In addition, there are risks related to the manufacturing of clinical supplies and to manufacture a commercial scale product, arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may prove to be inaccurate.

Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially early-stage clinical pharmaceutical companies such as ours. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we cannot assure you that we will be able to, among other things:

•        Successfully implement or execute our current business plan, and we cannot assure you that our business plan is sound;

•        Successfully manufacture our clinical product candidates and establish commercial supply;

•        Successfully complete the clinical trials necessary to obtain regulatory approval for the marketing of our product candidates;

•        Secure market exclusivity and/or adequate intellectual property protection for our product candidates;

•        Attract and retain an experienced management team and advisors.

•        Secure acceptance of our product candidates in the medical community and with third-party payors and consumers;

•        Raise sufficient funds in the capital markets or otherwise to effectuate our business plan; and

•        Utilize the funds that we do have and/or raise in the future to efficiently execute our business strategy.

If we cannot successfully execute any of the foregoing, our business may fail, and your investment will be adversely affected.

If we are unable to successfully develop or commercialize new products, or to do so on a timely or cost effective basis, our operating results will suffer.

Developing and commercializing a new product is time consuming and costly and is subject to numerous factors that may delay or prevent development and commercialization. Our future results of operations will depend to a significant extent upon our ability to successfully gain FDA approval of and commercialize new products in a timely and cost effective manner. There are numerous difficulties in developing and commercializing new products, including:

•        The ability to develop products in a timely and cost effective manner and in compliance with regulatory requirements;

•        The success of the pre-clinical and clinical testing processes to ensure that new products are safe and effective or chemically identical and bioequivalent to the branded reference listed drug;

•        The risk that any of our products presently under development, if and when fully developed and tested, will not perform as expected;

•        Delays or unanticipated costs, including delays associated with the completion of clinical trials for our branded products;

•        Delays associated with FDA registration, listing and approval processes and the ability to obtain in a timely manner, and maintain, required regulatory approvals;

•        Legal actions against our products brought by brand competitors, and legal challenges to our branded products or branded product intellectual property;

•        The availability, on commercially reasonable terms, of raw materials, including API and other key ingredients;

•        Our ability to scale up manufacturing methods to successfully manufacture commercial quantities of products in compliance with regulatory requirements; and

•        Acceptance of our products by physicians, patients, payors and the healthcare community.

As a result of these and other difficulties, products currently in development may or may not receive necessary regulatory approvals on a timely basis or at all and we may not succeed in effectively managing our development costs. Further, if we are required by the FDA or any equivalent foreign regulatory authority to complete clinical trials in addition to those we currently expect to conduct, to repeat a clinical trial that has already been completed, or if there are any delays in completing preclinical studies, filing an investigational new drug application, or completing clinical trials, our expenses could increase. This risk exists particularly with respect to the introduction of branded products because of the uncertainties, higher costs, and lengthy time frames associated with research and development of such products and the inherent unproven market acceptance of such products.

Our future profitability depends, in part, upon our ability to introduce, on a timely basis, new products.

The timeliness of our product introductions is dependent upon, among other things, the timing of regulatory approval of our products, which to a large extent is outside of our control, as well as the timing of competing products. As additional suppliers introduce comparable pharmaceutical products, price competition intensifies, market access narrows and product sales prices and gross profit percentage decline, often significantly and rapidly. Accordingly, our total revenues and future profitability are dependent, in part, upon our ability to file NDAs with the FDA and gain approvals timely and effectively. No assurances can be given that we will be able to develop and introduce successful products in the future within the time constraints necessary to be successful. If we are unable to continue to timely and effectively file NDAs with the FDA, our total revenues, gross profit percentage, and operating results may decline significantly, and our prospects and business may be materially adversely affected.

If any of our products, when developed and approved, cannot be successfully or timely commercialized, our operating results could be adversely affected. We cannot guarantee that any investment we make in developing products will be recouped, even if we are successful in commercializing those products.

We expend a significant amount of resources on research and development, which may not lead to successful product introductions.

We expend resources on research and development primarily to enable us to manufacture and market FDA approved products in accordance with FDA regulations. As we continue to develop new products, we will likely incur increased research, development and licensing expenses. Because of the inherent risk associated with research and development efforts in our industry, our research and development expenditures may not result in the successful introduction of new FDA approved products. Also, after we submit an NDA, the FDA may request that we conduct additional clinical trials for an NDA. Although manufacturing for our products uses well established technologies, we may encounter delays or technology barriers that delay or even make our products unviable. As a result, we may be unable to reasonably determine the total research, development, and manufacturing costs required to develop a particular product. Finally, we cannot be certain that any investment made in developing products will be recovered, even if we are successful in commercializing the product. To the extent that we expend significant resources on research and development efforts and are not ultimately able to introduce successful new products as a result of those efforts or cost effectively commercialize new products, our business, financial position and results of operations may be materially adversely affected.

Failures of or delays in clinical trials are common and have many causes, and such failures or delays could result in increased costs to us and could prevent or delay our ability to obtain regulatory approval and commence product sales for new products. We may also find it difficult to enroll patients in our clinical trials, which could delay or prevent development of our product candidates. Moreover, we can also find unexpected or unforeseen or unexpected side effect that can delay or make the product unviable.

We may experience failures of or delays in clinical trials of our product candidates. Our planned clinical trials may not begin on time, have an effective design, enroll a sufficient number of patients, or be completed on schedule, if at all and may not meet primary or secondary end points. Our clinical trials may fail or be delayed for a variety of reasons, including, among others: delays in obtaining regulatory approval to commence a trial; delays in reaching agreement with the FDA or equivalent foreign regulatory authorities on final trial design; imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or trial sites by the FDA or other regulatory authorities; delays in reaching agreement on acceptable terms with prospective CROs, and clinical trial sites, or failure by such CROs to carry out the clinical trial at each site in accordance with the terms of our agreements with them; delays in obtaining required institutional review board approval at each site; difficulties or delays in having patients complete participation in a trial or return for post treatment follow up, or clinical sites electing to terminate their participation in one of our clinical trials, which would likely have a detrimental effect on subject enrollment; time required to add new clinical sites; or delays or failure by us or our contract manufacturers to produce and deliver sufficient supply of clinical trial materials.

In addition, identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates as well as completion of required follow up periods. We may not be able to identify, recruit, and enroll a sufficient number of patients, or those with required or desired characteristics or to complete our clinical trials, in a timely manner. Patient enrollment and completion of the trials is affected by factors including: the severity of the disease under investigation; the design of the trial protocol; the size of the patient population; the eligibility criteria for the trial in question; the perceived risks and benefits of the product candidate under trial; the proximity and availability of clinical trial sites for prospective patients; the availability of competing therapies and clinical trials; efforts to facilitate timely enrollment in clinical trials; patient referral practices of physicians; acceptance of our delivery system by patients, and the ability to monitor patients adequately during and after treatment.

If we are unable to initiate or complete our planned clinical trials or any such clinical trial is delayed for any of the above reasons or other reasons, our development costs may increase, our regulatory approval process could fail or be delayed and our ability to commercialize and commence sales of our product candidates could be materially harmed, which could have a material adverse effect on our business.

The testing required to support our clinical trials for the regulatory approval of our products is conducted primarily by independent third parties. Any failure by any of these third parties to perform this testing properly and in a timely manner may have an adverse effect upon our ability to obtain regulatory approvals.

Our applications for the regulatory approval of our products, incorporate the results of testing and other information that is conducted or gathered primarily by independent third parties (including, for example, manufacturers of raw materials, testing laboratories, CROs, or independent research facilities). Our ability to obtain and maintain regulatory approval of the products being tested is dependent, in part, upon the quality of the work performed by these third parties, the quality of the third parties’ facilities and the accuracy of the information provided by third parties. Our control over any of these factors may be limited. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of all of our regulatory responsibilities. We and our CROs are required to comply with FDA laws and regulations regarding cGCP guidelines for all of our products in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites.

If we or any of our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We also rely on contract laboratories and other third parties, such as CROs, to conduct or otherwise support our nonclinical laboratory studies properly and on time, which are subject to GLP requirements. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with applicable GCP and GLP regulations. In addition, our clinical trials must be conducted with products produced under the FDA’s cGMP regulations. While we have agreements governing activities of our CROs, we have limited influence over their actual performance. In addition, portions of the clinical trials for our product candidates may be conducted outside of the U.S., which will make it more difficult for us to monitor CROs and perform visits of our clinical trial sites and will force us to rely heavily on CROs to ensure the proper and timely conduct of our clinical trials and compliance with applicable regulations, including GCP and GLP requirements.

Our products or product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved package insert or market acceptance or result in significant negative consequences during development or following marketing approval.

Treatment with our products or product candidates may produce undesirable side effects or adverse reactions or events. Although many of our products or product candidates contain active ingredients that have already been approved, meaning that the side effects arising from the use of the active ingredient or class of drug in our products or product candidates is generally known, our products or product candidates may still cause undesirable or unknown side effects. These could be attributed to the active ingredient or class of drug or to our unique formulation of such products or product candidates, or other potentially harmful characteristics. Such characteristics could cause us, our IRBs, clinical trial sites, the FDA, or other regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay, denial, or withdrawal of regulatory approval, which may harm our business, financial condition, and prospects significantly.

Further, if any of our products cause serious or unexpected side effects during development or after receiving market approval, a number of potentially significant negative consequences could result. For example, regulatory authorities may impose a clinical hold, withdraw their approval of the product or impose restrictions on its distribution, the FDA may require implementation of risk evaluation and mitigation strategies, regulatory authorities may require the addition of labeling statements, such as warnings or contraindications, we may be required to change the way the product is administered or conduct additional clinical studies, we could be sued and held liable for harm caused to patients, and our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or product candidate and could substantially increase the costs of commercializing our products and product candidates.

If our products or product candidates do not produce the effects intended or if they cause undesirable side effects, our business may suffer.

If our products or product candidates do not have the effects intended or cause undesirable side effects, our business may suffer. In addition, our products may not have the effect intended if they are not taken in accordance with applicable instructions. Furthermore, there can be no assurance that any of the products, even when used as directed, will have the effects intended or will not have harmful side effects in an unforeseen way or on an unforeseen patient population. If any of our products or products we develop or commercialize in the future are shown to be harmful or generate negative publicity from perceived lack of effect or harmful effects, our business, financial condition, results of operations and prospects could be harmed significantly.

If side effects are identified with our marketed products, or if manufacturing problems occur, changes in labeling of products may be required, which could have a material adverse effect on our sales of the affected products. We or regulatory authorities, including the FDA, could decide that changes to the product labeling are needed to ensure the safety and effectiveness of the products. Label changes may be necessary for a number of reasons, including the identification of actual or potential safety or efficacy concerns by regulatory agencies or the discovery of significant problems with a similar product that implicates an entire class of products. Any significant concerns raised about the safety or efficacy of the products could also result in the need to reformulate those products, to conduct additional clinical trials, to make changes to the manufacturing processes, or to seek re approval of the relevant manufacturing facilities. Significant concerns about the safety and effectiveness of a product could ultimately lead to the revocation of its marketing approval. Under the Food and Drug Administration Amendments Act of 2007, the FDA has broad authority to force drug manufacturers to take any number of actions if previously unknown safety or drug interaction problems arise, including but not limited to, mandating labeling changes to a product based on new safety information (safety labeling changes). New safety issues may require us to, among other things, provide additional warnings or restrictions on product package inserts, even including boxed warnings in the U.S. or similar warnings outside of the U.S., directly alert healthcare providers of new safety information, narrow our approved indications, alter or terminate current or planned trials for additional uses of products, or even remove a product from the market, any of which could have a significant adverse impact on potential sales of the products or require us to expend significant additional funds. The revision of product labeling or the regulatory actions described above could have a material adverse effect on our sales of the affected products and on our business and results of.

We will incur operating losses for the foreseeable future.

Our net loss was approximately $10.0 million and $11.9 million for the year ended March 31, 2023 and 2022, respectively. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We devote significant amounts of financial resources to the research and development of our preclinical and clinical programs. We may incur significant expenses in the future. Some of these expenses will be made in connection with our ongoing activities, as we:

•        Launch new products into the marketplace;

•        Conduct clinical trials and seek regulatory approval for products;

•        Continue development of our pipeline product candidates;

•        Conduct preclinical studies for product candidates;

•        Add personnel to continue clinical and preclinical product development efforts; and

•        Continue our research and development efforts for new product opportunities, including business development and acquisitions.

To become profitable, we must succeed in developing or acquiring products, obtaining regulatory approval for them, and manufacturing, marketing, and selling those products for which we may obtain regulatory approval. Even if we achieve profitability for any period in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become profitable would depress our market value and could impair our ability to raise capital, expand our business, discover, or develop other products or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We face intense competition from development companies including startups and large pharmaceutical companies that could limit or even make obsolete our market objectives. This could significantly limit our growth and materially adversely affect our financial results.

The pharmaceutical industry is highly competitive. The principal competitive factors in the pharmaceutical industry include:

•        Introduction of other brand or generic drug manufacturers’ products in direct competition with our products;

•        Ability of generic competitors to quickly enter the market after the expiration of patents or exclusivity periods, diminishing the amount and duration of significant profits;

•        Company’s reputation as a manufacturer and distributor of quality products;

•        Product appearance and labeling; and

•        A company’s breadth of potential product offerings.

We face, and will continue to face, competition from pharmaceutical, biopharmaceutical, and biotechnology companies developing similar products and technologies. Many of our competitors have longer operating histories and greater financial, research and development, marketing, and other resources than we do. Consequently, many of our competitors may be able to develop products or processes competitive with, or superior to, our own. Furthermore, we may not be able to differentiate our products from those of our competitors, to successfully develop or introduce new products, on a timely basis or at all, that are less costly than those of our competitors, or to offer payment and other commercial terms to customers as favorable as those offered by our competitors. The markets in which we compete and intend to compete are undergoing, and are expected to continue to undergo, rapid and significant change. We expect competition to intensify as technological advances and consolidations continue. New developments by other manufacturers and distributors could render our products uncompetitive or obsolete.

Our branded pharmaceutical expenditures may not result in commercially successful products.

We have made significant investments in the development of branded products. We cannot be certain that these development costs will result in the successful development or launch of branded products or will improve the long term profitability of our business. While we endeavor (with our relevant development and manufacturing partners, as applicable) to protect our branded assets by incorporating specialized manufacturing processes and by securing regulatory exclusivities and intellectual property protections, such exclusivities and protections can be subject to legal challenges that might result in a reduction of the exclusivity period or a loss of exclusivity.

We continue to expand our product line. The success of our branded products will be based largely on the successful identification and future development of our product opportunities. We cannot be certain that our branded product expenditures will result in successful research and development of our products leading to the commercially successful launches of these products or will improve the long term profitability of our business.

A business interruption at our contract manufacturing facilities or at lab facility operated by a related party that we rely on could have a material adverse effect on our business, financial condition, and results of operations.

We produce all of the products we use in research and development at contract manufacturing facilities. These facilities, or the related party lab facility that we rely on for the development, could be subject to earthquakes, power shortages, telecommunications failures, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters, or FDA interventions, or business interruptions. A significant disruption at any of these facilities, even on a short term basis, could impair our ability to produce and develop products on a timely basis, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend to a large extent on third party suppliers for the raw materials for our products, particularly the chemical compounds comprising the API used in the research and development of our products. Although there are multiple sources of these API’s a prolonged interruption in the supply of such products could have a material adverse effect on our business, financial position, and results of operations.

We may purchase raw materials, including API from both U.S. and non-U.S. companies. If we experience supply interruptions or delays, we may have to obtain substitute materials or products, which in turn would require us to obtain amended or additional regulatory approvals, subjecting us to additional expenditures of significant time and resources. We may source raw materials or API from a single source, which increases the risk to our business if supply from that source is interrupted.

In addition, changes in our raw material suppliers, including suppliers of API, could result in significant delays in production and higher raw material costs, because regulatory authorities must generally approve raw material sources for pharmaceutical products, which may be time consuming. Any significant supply interruption could have a material adverse effect on our business, research and development programs, financial condition, prospects, and results of operations. Because the federal drug approval application process requires specification of raw material suppliers, if raw materials from a specified supplier were to become unavailable, FDA approval of a new supplier may be required. A delay in the manufacture and marketing of the drug involved while a new supplier becomes approved by the FDA and its manufacturing process is determined to meet FDA standards could, depending on the particular product, have a material adverse effect on our results of operations and financial condition. Generally, we attempt to mitigate the potential effects of any such situation by providing for, where economically and otherwise feasible, two or more suppliers of raw materials for the drugs that we manufacture. In addition, we may attempt to enter into a contract with a raw material supplier in an effort to ensure adequate supply for certain of our products.

Our future success depends on our ability to attract and retain key employees and consultants.

Our future success depends, to a substantial degree, upon the continued service of the key members of our management team. The loss of the services of key members of our management team, including, or their inability to perform services on our behalf could have a material adverse effect on our business, financial condition, prospects, and results of operations. Our success also depends, to a large extent, upon the contributions of the staff within our lab facility operated by a related party. We compete for qualified personnel against other biotechnology companies that may offer more favorable employment or contract opportunities. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we could experience constraints that would adversely affect our ability to support our research and development programs. Although we believe that we have been successful in attracting and retaining skilled personnel in all areas of our business, we cannot provide assurance that we can continue to attract, train and retain such personnel. Any failure in this regard could limit our ability to develop new products.

We depend on our ability to protect our intellectual property and proprietary rights. We may not be able to keep our intellectual property and proprietary rights confidential and protect such rights.

Our success depends on our ability to protect and defend the intellectual property rights associated with our current and future product opportunities. If we fail to protect our intellectual property adequately, competitors may develop, manufacture and market products similar to, or that may be confused with, our products, and our competitors may obtain regulatory approval to make and distribute other versions of our products. We cannot be certain that patents will be issued with respect to any of our patent applications or that any existing or future patents issued to or licensed by us will provide competitive advantages for our products or will not be challenged, invalidated, circumvented, or held unenforceable in proceedings commenced by our competitors or other third parties. Furthermore, our patent rights may not prevent or limit our present and future competitors from developing, making, importing, using, or commercializing products that are functionally similar to our products. Some of our products, including some of our promoted products, are not protected by patents at all.

We also rely particularly on trade secrets, unpatented know how and proprietary expertise and continuing innovation to develop and maintain our competitive position. We generally enter into confidentiality agreements with licensees, suppliers, employees, consultants, and other parties. This is done in part because not all of our products are protected by patents. We cannot provide assurance that these agreements will not be breached. We also cannot be certain that we will have recourse to adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. We cannot be sure that our trade secrets and proprietary technology will not be independently developed or otherwise become known by our competitors or, if patents are not issued with respect to internally developed products, that we will be able to maintain the confidentiality of information relating to these products. Efforts to enforce our intellectual property rights can be costly, time consuming, and ultimately unsuccessful. Any failure to adequately prevent disclosure of our know how, trade secrets and other propriety information could have a material adverse impact on our business and our prospects.

We may not be able to protect our intellectual property rights throughout the world.

The patent position of companies in the pharmaceutical industry generally involves complex legal and factual questions and has been and remains the subject of significant litigation in recent years. Legal standards relating to scope and validity of patent claims are evolving and may differ in various countries. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time consuming process with uncertain outcomes. Any patents we have obtained, or may obtain in the future, may be challenged, invalidated, or circumvented. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time consuming and unsuccessful.

Proceedings to enforce patent rights could: result in substantial costs and divert our efforts and attention from other aspects of our business; put our patents at risk of being invalidated or interpreted narrowly; put our patent applications at risk of not issuing; and provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded to us, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the PTO and foreign patent agencies in several stages over the lifetime of the patent. The PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse may, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, nonpayment of fees and failure to properly prepare and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products or product candidates, our competitors might be able to enter the market, which would harm our business, prospects, and financial position.

Our competitors or other third parties may allege that we, our suppliers, or partners are infringing their intellectual property, forcing us to expend substantial resources in litigation, the outcome of which is uncertain. Any unfavorable outcome of such litigation, including losses related to “at risk” product launches, could have a material adverse effect on our business, financial position, and results of operations.

Pharmaceutical, biotechnology and development startups are ready to enforce their intellectual property protection from entities selling or seeking regulatory approval to manufacture and market generic or other copies of their branded products, or products related to their branded products or technologies. These companies or other patent holders, including patent holders who do not have related products, may allege patent infringement or other violations of intellectual property rights. Patent holders may also bring patent infringement suits against companies that are currently marketing and selling an approved product, including an approved generic product. Litigation often involves significant expense and can delay or prevent introduction or sale of our generic or other products. For example, a certain period of delay may be statutorily prescribed, or a court could grant a patent holder injunctive relief for the period of the litigation. If third party patents are held valid, enforceable, and infringed by our products, we may, unless we could obtain a license from the patent holder, need to delay selling our corresponding product, pay damages, and, if we are already selling our product, cease selling and potentially destroy existing product stock. These risks apply to our product candidates. Third parties, including our competitors, may allege that one of our product candidates violates their patent rights, which would expose us to the same risks. A license may not be available from the patent holder on commercially reasonable terms, or at all. If available, we may choose to take a license under a third party’s patent rights to resolve a dispute, even in the absence of a finding by a court that a patent is valid, enforceable, and infringed.

There may be situations in which we may make business and legal judgments to manufacture, market or sell products that are subject to claims of alleged patent infringement prior to final resolution of those claims by the courts, based upon our belief that such patents are invalid, unenforceable, or are not infringed by our manufacturing, marketing, and sale of such products. This is referred to in the pharmaceutical industry as an “at risk” launch. The risk involved in an at risk launch can be substantial because, if a patent holder ultimately prevails against us, the remedies available to such holder may include, among other things, permanent injunctive relief preventing the sale of the product and damages measured as a reasonable royalty or by the profits lost by the patent holder, which can be significantly higher than the profits we make from selling our product. We could face substantial damages from adverse court decisions in such matters. We could also be at risk for the value of such inventory that we are unable to market or sell.

We may be subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

We may be subject to claims that our employees or we have inadvertently or otherwise used intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We may also in the future be subject to claims that we have caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these potential claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, such employees and contractors may breach the agreement and claim the developed intellectual property as their own.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A court could prohibit us from using technologies or features that are essential to our products if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and could be a distraction to our management team. In addition, any litigation or threat thereof may adversely affect our ability to hire employees or contract with independent service providers. Moreover, a loss of key personnel or their work product could hamper or prevent our ability to commercialize our products.

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we collect, store, and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. The size and complexity of our information technology systems, and those of our third party vendors with whom we contract, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners, or vendors, from attacks by malicious third parties, or from intentional or accidental physical damage to our systems infrastructure maintained by us or by third parties. Maintaining the secrecy of this confidential, proprietary, or trade secret information is important to our competitive business position. While we have taken steps to protect such information and invested in information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach of our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery, or other forms of deception, or for any other reason, could enable others to produce competing products, use our proprietary technology or information, or adversely affect our business or financial condition. Further, any such interruption, security breach, loss, or disclosure of confidential information, could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations or cash flow.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

Our NOLs, and certain other tax attributes could expire unused and be unavailable to reduce future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. As of March 31, 2023 and 2022, we had NOLs of approximately $30.3 million and $28.2 million, respectively, for federal and $31.3 million and $29.2 million, respectively, for state income tax purposes. Our federal NOLs do not expire; however, they are only available to offset up to 80% of taxable income for the year they are carried forward to. Our state NOLs begin to expire during the years 2037 through 2043. In addition, as of March 31, 2023 and 2022, we had Canadian NOLs of approximately $1.2 million and $1.1 million, which begin to expire during the years 2037 through 2043. In addition to our NOLs we have U.S. research tax credit carryforwards of approximately $1.4 million which expire during the years 2037 through 2043.

Under TCJA, federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely. Under the CARES Act, NOLs carryforwards arising in tax years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the 5 tax years preceding the tax year of such loss. Due to our cumulative losses, we do not anticipate that such provision of the CARES Act will be relevant to us. The deductibility of federal NOLs, particularly for tax years beginning after December 31, 2020, may be limited. It is uncertain if and to what extent various states will conform to TCJA or the CARES Act.

In addition, our NOLs are subject to review and possible adjustment by the IRS and state tax authorities. In general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change NOLs to offset future taxable income. Ownership changes as defined under Sections 382 and 383, whether, previous, or if in connection with or after the Transactions contemplated by the Business Combination Agreement, will affect our ability to use our NOLs and tax credits in future years. Furthermore, our ability to use the NOLs and credits of companies that we may acquire in the future may also be subject to the same use limitations. For these reasons, we may or may not be able to use a material portion of business credits and state NOLs prior to their statutory expiration, even if we attain profitability.

We have not yet determined whether the Transaction contemplated by the Business Combination Agreement, will limit or otherwise have an adverse effect on our ability to utilize our NOLs in the future, if and to the extent we are able to close on the Transaction.

We are subject to extensive governmental regulation, and we face significant uncertainties and potentially significant costs associated with our efforts to comply with applicable regulations. Any non compliance may result in fines or other sanctions, including debarment, product seizures, product recalls, injunctive actions, and criminal prosecutions, which could result in material adverse effects to our business, financial position, and results of operations.

The pharmaceutical industry operates in a highly regulated environment subject to the actions of courts and governmental agencies that influence the ability of a company to successfully operate its business and is subject to regulation by various governmental authorities at the federal, state and local levels with respect to the development, manufacture, labeling, sale, distribution, marketing, advertising and promotion of pharmaceutical products. As a continuous delivery startup, we are subject to extensive regulation by the federal government, principally the FDA and the DEA as well as by state governments.

The FDC Act and other federal, state, and local statutes and regulations govern the testing, manufacture, safety, labeling, storage, disposal, tracking, recordkeeping, approval, advertising, and promotion (including to the healthcare community) of our product candidates. If we, our products, the manufacturing facilities for our products, our CROs, or other persons or entities working on our behalf fail to comply with applicable regulatory requirements either before or after marketing approval, a regulatory agency, such as the FDA, may, depending on the stage of product development and approval, revoke, withdraw, or suspend approvals of previously approved products for cause, debar companies and individuals from participating in the drug approval process, request or in certain circumstances mandate recalls of allegedly violative products, seize allegedly violative products, issue Warning Letters or Untitled Letters, mandate modifications to promotional materials or require the provision of corrective information to healthcare practitioners, amend and update labels or package inserts, suspend or terminate any ongoing clinical trials, refuse to approve pending applications or supplements to applications filed, refuse to allow entry into government contracts, obtain injunctions to close manufacturing plants allegedly not operating in conformity with FDA’s cGMP requirements, stop shipments of allegedly violative products, impose fines perhaps significant in amount, require entry into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance and other sanctions imposed by courts or regulatory bodies, including criminal prosecutions. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring product recall, notice to physicians, withdrawal of the product from the market or suspension of manufacturing.

We also cannot predict the likelihood, nature or extent of adverse government regulation that may arise from pending or future legislation or administrative action, either in the U.S. or abroad. Because of these adverse government actions our business may be negatively impacted, and if we are not able to achieve and maintain regulatory compliance, we may not be permitted to market our products or product candidates, which would adversely affect our ability to generate revenues and achieve or maintain profitability.

We are subject to extensive environmental laws and regulation, and we face significant uncertainties and potentially significant costs associated with our efforts to comply with applicable regulations.

Because of the chemical ingredients of pharmaceutical products and the nature of the manufacturing process, the pharmaceutical industry is subject to extensive environmental laws and regulation and the risk of incurring liability for damages and the costs of remedying environmental problems. These requirements include regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of hazardous materials and pollutants into the environment. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment, which could cause environmental or property damage or personal injuries, and which could result in (i) our noncompliance with such environmental and occupational health and safety laws and regulations and (ii) regulatory enforcement actions or claims for personal injury and property damage against us. If an unapproved or illegal environmental discharge or accident occurred or if we were to discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, then we could be liable for cleanup, damages, or fines, which could have a material adverse effect on our business, financial position, results of operations and cash flow. In the future, we may be required to increase expenditures in order to remedy environmental problems or comply with changes in applicable environmental laws and regulations. We could also become a party to environmental remediation investigations and activities. These obligations may relate to sites that we currently or in the future may own or lease, sites that we formerly owned or operated, or sites where waste from our operations was disposed. Additionally, if we fail to comply with environmental regulations to use, discharge or dispose of hazardous materials appropriately or otherwise to comply with the provisions of our operating licenses, the licenses could be revoked, and we could be subject to criminal sanctions or substantial civil liability or be required to suspend or modify our manufacturing operations. We currently operate from our leased space in New Jersey and we are required to comply with the laws and regulations of New Jersey in addition to any federal laws and regulations. We may in the future establish or acquire operations in other U.S. and/or overseas jurisdictions subject to equally or more stringent laws and regulations. We may in the future establish or acquire operations in other jurisdictions subject to equally or more stringent laws and regulations. Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

These risks, along with others, have the potential to materially and adversely affect our business, financial position, results of operations and prospects. Although we have developed compliance programs to address the regulatory environment, there is no guarantee that these programs will meet regulatory agency standards now or in the future. Additionally, despite our efforts at compliance, there is no guarantee that we may not be deemed to be deficient in some manner in the future. If we are deemed to be deficient in any significant way, our business, financial position, and results of operations could be materially affected.

The drug regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable and typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.

Our product candidates could fail to receive regulatory approval for many reasons. For example:

•        The FDA or comparable foreign regulatory authorities may disagree that our product candidates meet the criteria for the NDA or ANDA regulatory pathway or foreign regulatory pathways;

•        We may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective or chemically identical and bioequivalent to its branded reference product for its proposed indication;

•        The results of any clinical trials we conduct may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•        We may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•        The FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third party manufacturers with which we contract for clinical and commercial supplies; and

•        The approval policies or regulations of the FDA or comparable foreign regulatory authorities may change significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market certain of our product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we obtain approval for our product candidates, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request or may grant approval contingent on the performance of costly post marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could harm the commercial prospects for our product candidates.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or product candidate and could substantially increase the costs of commercializing our products and product candidates.

If we are found to have improperly promoted our products, we may be subject to restrictions on the sale or marketing of our products and significant fines, penalties and sanctions, and our image and reputation within the industry and marketplace could be harmed.

The FDA and other regulatory agencies, including regulatory authorities outside the U.S., strictly regulate the marketing and promotional claims that are made about drug products. In particular, promotion for a product must be balanced, truthful, non misleading, and consistent with its labeling approved by the FDA or by regulatory agencies in other countries. We cannot prevent physicians from prescribing our products for indications or uses that are inconsistent with the approved package insert. If, however, we are found to have promoted such unapproved uses prior to the FDA’s approval for an additional indication, we may, among other consequences, receive Untitled or Warning Letters and become subject to significant liability, which would materially harm our business. Both the U.S. federal government and foreign regulatory authorities have levied significant civil and criminal fines against companies and individuals for alleged improper promotion and have entered into settlement agreements with pharmaceutical companies to limit inappropriate promotional activities. If we become the target of such an investigation or prosecution based on our marketing and promotional practices, we could face similar sanctions, which would materially harm our business. In addition, management’s attention could be diverted from our business operations, significant legal expenses could be incurred, and our reputation could be damaged.

Manufacturing or quality control problems may damage our reputation for quality production, require costly remedial activities and negatively impact our business, results of operations, and financial condition.

As a continuous delivery startup, we are subject to substantial regulation by various governmental authorities. For instance, we must comply with requirements of the FDA and other healthcare regulators with respect to the manufacture of pharmaceutical products. We must register our facilities, whether located in the U.S. or elsewhere, with the FDA as well as regulators outside the U.S. Also, our products, including our investigational products, must be made in a manner consistent with applicable cGMP regulations, or similar standards in each territory in which we manufacture. The failure of one of our facilities, or a facility of one of our third party suppliers, to comply with applicable laws and regulations may lead to breach of representations made to our customers or to regulatory or government action against us related to products made in that facility.

Our employees and independent contractors, including consultants, vendors and any third parties we may engage in connection with development and commercialization may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business.

Misconduct by our employees and independent contractors, including consultants, vendors and any third parties we may engage in connection with development and commercialization, could include intentional, reckless or negligent conduct or unauthorized activities that violate: (i) the laws and regulations of the FDA and other similar regulatory authorities, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards; (iii) data privacy, security, fraud and abuse and other healthcare laws and regulations; or (iv) laws that require the reporting of true, complete and accurate financial information and data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creation of fraudulent data in preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations.

Risks Related to Development, Clinical Testing, Manufacturing, and Regulatory Approval

We face risks related to health epidemics and outbreaks, including the COVID-19 pandemic, which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals could be delayed or prevented.

We face risks related to health epidemics or outbreaks of communicable diseases. For example, the outbreak around the world, including in the U.S., the EU members, China, and many other countries, of the highly transmissible and pathogenic COVID-19. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries, which in the case of COVID-19 has occurred. In addition, the COVID-19 pandemic may continue to have a severe effect on the clinical trials of many drug candidates. Some trials have been merely delayed, while others have been cancelled. The extent to which the COVID-19 pandemic may continue to impact our preclinical and clinical trial operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the effectiveness of actions to contain COVID-19 through social distancing measures and “shelter in place” guidelines and the treatment of COVID-19 with FDA-approved vaccinations. The continued prevalence of COVID-19 globally could adversely impact our clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, have heightened exposure to COVID-19.

Disruptions or restrictions on our ability to travel to monitor data from our clinical trials, or to conduct clinical trials, or the ability of patients enrolled in our studies to travel, or the ability of staff at study sites to travel, as well as temporary closures of our facilities or the facilities of our clinical trial partners and their contract manufacturers, would negatively impact our clinical trial activities.

In addition, we rely on independent clinical investigators, CROs and other third-party service providers to assist us in managing, monitoring and otherwise carrying out our preclinical studies and clinical trials, including the collection of data from our clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs or to travel to sites to perform work for us. Similarly, our preclinical trials could be delayed and/or disrupted by the COVID-19 pandemic. As a result, the expected timeline for data readouts of our preclinical studies and clinical trials and certain regulatory filings may be negatively impacted, which would adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses and have a material adverse effect on our financial results.

Results of preclinical studies, early clinical trials, or analyses may not be indicative of results obtained in later trials.

The results of preclinical studies, early and mid-stage clinical trials or analyses of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. In addition, conclusions based on promising data from analyses of clinical results may be shown to be incorrect when implemented in prospective clinical trials. Even if our clinical trials for STAR-LLD and STAR-OLZ are completed as planned, we cannot be certain that their results will support the safety and efficacy sufficient to obtain regulatory approval.

Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim “top-line” or preliminary data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Our product candidates may cause serious adverse events or undesirable side effects, which may delay or prevent marketing approval, or, if approved, require them to be taken off the market, require them to include safety warnings, or otherwise limit their sales.

Serious adverse events or undesirable side effects caused by STAR-LLD and STAR-OLZ or any other product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Results of any clinical trial we conduct could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Any clinical trials for our drug product candidates which include STAR-LLD and STAR-OLZ to date may fail to demonstrate acceptable levels of safety and efficacy which could prevent or significantly delay their regulatory approval or result in a more restrictive label by the FDA or other comparable foreign authorities.

If unacceptable side effects arise in the development of our product candidates, we, the FDA or the IRBs at the institutions in which our studies are conducted, or the DSMB, if constituted for our clinical trials, could recommend a suspension or termination of our clinical trials, or the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of a product candidate for any or all targeted indications. In addition, drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete a trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition, and prospects significantly.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•        Regulatory authorities may withdraw approvals of such product;

•        Regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

•        Additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•        We may be required to implement a REMS or create a medication guide outlining the risks of such side effects for distribution to patients;

•        We could be sued and held liable for harm caused to patients;

•        The product may become less competitive; and

•        Our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of a product candidate, if approved, and could significantly harm our business, results of operations, and prospects.

The market opportunities for STAR-LLD and STAR-OLZ may be smaller than we anticipate.

Our estimates of market potential have been derived from a variety of sources, including scientific literature, patient foundations, and market research, and may prove to be incorrect. Even if we obtain significant market share for any product candidate, following approval, if the potential target populations are smaller than we anticipate, we may never achieve profitability without obtaining marketing approval for additional indications.

Even if we obtain regulatory approval for any product candidate, we will still face extensive and ongoing regulatory requirements and obligations and any product candidates, if approved, may face future development and regulatory difficulties.

Even if our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, distribution, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and comparable requirements outside of the United States. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, quality of product or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring recall or withdrawal of the product from the market.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP, regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, or undesirable side effects caused by such products are identified, a regulatory agency may:

•        issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;

•        mandate modification to promotional materials or require us to provide corrective information to healthcare practitioners;

•        require that we conduct post-marketing studies;

•        require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific action and penalties for noncompliance;

•        seek an injunction or impose civil or criminal penalties or monetary fines;

•        suspend marketing of, withdraw regulatory approval of or recall such product;

•        suspend any ongoing clinical studies;

•        refuse to approve pending applications or supplements to applications filed by us;

•        suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•        seize or detain products, refuse to import or export products or require us to initiate a product recall.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and generate product revenue.

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of STAR-LLD, STAR-OLZ, and/or any other product candidates we may develop in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•        Impairment of our business reputation and significant negative media attention;

•        Withdrawal of participants from our clinical trials;

•        Significant costs to defend the litigation;

•        Distraction of management’s attention from our primary business;

•        Substantial monetary awards to patients or other claimants;

•        Inability to commercialize STAR-LLD, STAR-OLZ, and/or any other product candidate;

•        Product recalls, withdrawals, or labeling, marketing, or promotional restrictions;

•        Decreased market demand for any product; and

•        Loss of revenue.

Risks Related to Commercialization

The successful commercialization of STAR-LLD, STAR-OLZ, and/or any other product candidate we develop will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage, reimbursement levels, and pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the U.S., third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered. The Medicare and Medicaid programs increasingly are used as models in the U.S. for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs and biologics. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Therefore, the availability and adequacy of coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford newly approved prescription medications such as STAR-LLD and/or STAR-OLZ, if approved. Our ability to achieve acceptable levels of coverage and reimbursement for products by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize our drug and any other product candidates we develop. Assuming we obtain coverage for our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the U.S. or elsewhere will be available for our product candidates or any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

We may also be subject to extensive governmental price controls and other market regulations outside of the U.S., and we believe the increasing emphasis on cost-containment initiatives in other countries have and will continue to put pressure on the pricing and usage of medical products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits.

Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the U.S., the reimbursement for our product candidates may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the U.S. to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of our product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and biologics and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products.

It may be difficult for us to profitably sell our products, if and when approved, if coverage and reimbursement for our product candidates are limited by third-party payor policies.

Third-party payors increasingly are challenging prices charged for pharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs or biologics when an equivalent generic drug, biosimilar, or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and offer to reimburse patients only for the less expensive product. Even if we show improved efficacy or improved convenience of administration with our product candidates, pricing of existing drugs may limit the amount we will be able to charge for our product candidates. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates and may not be able to obtain a satisfactory financial return on our product candidates.

Moreover, no uniform policy for coverage and reimbursement for products exists among third-party payors in the U.S. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely.

Even if STAR-LLD, STAR-OLZ, and/or any product candidate we develop receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

If STAR-LLD, STAR-OLZ, and/or any product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenues or become profitable. The degree of market acceptance of our product candidates, if approved, will depend on a number of factors, including but not limited to:

•        The efficacy and potential advantages compared to alternative treatments;

•        Effectiveness of sales and marketing efforts;

•        The cost of treatment in relation to alternative treatments, including any similar generic treatments;

•        Our ability to offer our products for sale at competitive prices;

•        The convenience and ease of administration compared to alternative treatments;

•        The willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•        The strength of marketing and distribution support;

•        The availability of third-party coverage and adequate reimbursement;

•        The prevalence and severity of any side effects; and

•        Any restrictions on the use of our product together with other medications.

Because we expect sales of our product candidates, if approved, to generate substantially all of our revenues for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business and could require us to seek additional financing.

If we are unable to establish sales, marketing, and distribution capabilities either on our own or in collaboration with third parties, we may not be successful in commercializing STAR-LLD and/or STAR-OLZ.

We do not have any infrastructure for the sales, marketing, or distribution of STAR-LLD and/or STAR-OLZ, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market and successfully commercialize our drug or any product candidate we develop, we must build our sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We expect to build a focused sales, distribution, and marketing infrastructure to market STAR-LLD and/or STAR-OLZ, in the U.S. There are significant expenses and risks involved with establishing our own sales, marketing, and distribution capabilities, including our ability to hire, retain, and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact the commercialization of that product. For example, if the commercial launch of STAR-LLD and/or STAR-OLZ, for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•        Our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•        The inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to prescribe our products; and

•        Unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of STAR-LLD and/or STAR-OLZ, we may be forced to delay the potential commercialization of the drug or reduce the scope of our sales or marketing activities. If we need to increase our expenditures to fund commercialization activities for STAR-LLD and/or STAR-OLZ we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. We may also have to enter into collaborative arrangements for STAR-LLD and/or STAR-OLZ at an earlier stage than otherwise would be ideal and we may be required to relinquish rights to it or otherwise agree to terms unfavorable to us. Any of these occurrences may have an adverse effect on our business, operating results, and prospects.

If we are unable to establish adequate sales, marketing, and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates and may never become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Risks Related to Healthcare Laws and Other Legal Compliance Matters

Enacted and future healthcare legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates, if approved, and may affect the prices we may set.

In the U.S. and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

•        An annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

•        A new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•        New requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

•        An increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•        A new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted, or injected;

•        Extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•        Expansion of eligibility criteria for Medicaid programs thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•        A new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•        Establishment of a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•        Expansion of the entities eligible for discounts under the Public Health Service program; and

•        A licensure framework for follow on biologic products.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. For example, the Budget Control Act of 2011, resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the orphan drug tax credit was reduced as part of a broader tax reform. These laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect our customers and accordingly, our financial operations.

In addition, there has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been Congressional inquiries and proposed federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

In markets outside of the U.S., reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the U.S. or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations, and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include:

•        The U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item, or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The U.S. federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand;

•        The U.S. federal false claims and civil monetary penalties laws, including the civil FCA which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. A claim includes “any request or demand” for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims;

•        HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•        HIPAA, as amended by the HITECH, and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•        The FDC Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•        The U.S. federal legislation commonly referred to as the Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; and

•        Analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities, including our consulting agreements and other relationships with physicians and other healthcare providers, some of whom receive stock or stock options as compensation for their services, could be subject to challenge under one or more of such laws. Ensuring that our current and future internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment, which could affect our ability to operate our business. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products and product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnological and pharmaceutical industries involve both technological complexity and legal complexity. Therefore, obtaining and enforcing patents is costly, time-consuming, and inherently uncertain. In addition, the America Invents Act (“AIA”), which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the U.S. transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the PTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent before the PTO. This applies to all of our U.S. patents, even those effectively filed before March 16, 2013. Because of a lower evidentiary standard in PTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to

Accordingly, a third party may attempt to use the PTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned and in-licensed patent applications and the enforcement or defense of our owned and in-licensed patents.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the PTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

If we do not obtain patent term extension in the U.S. under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of marketing exclusivity for our products, our business may be materially harmed.

Patents have a limited lifespan. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new products, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from using or commercializing technologies or products similar or identical to ours.

Depending upon the timing, duration, and conditions of FDA marketing approval of our product candidates, we may be able to extend the term of a patent covering each product candidate under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act, and similar legislation in the EU. The Hatch-Waxman Act permits a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent that is applicable to and covers an approved drug may be extended. Similar provisions are available in Europe, such as supplementary protection certificates, and in certain other non-U.S. jurisdictions to extend the term of a patent that covers an approved drug. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of a patent term extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

Further, under certain circumstances, the term of a patent covering our products may be extended for time spent during the pendency of the corresponding patent application in the PTO (referred to as Patent Term Adjustment (“PTA”)). The laws and regulations underlying how the PTO calculates the PTA is subject to change and any such PTA granted by the PTO could be challenged by a third party. If we do not prevail under such a challenge, the PTA may be reduced or eliminated, resulting in a shorter patent term, which may negatively impact our ability to exclude competitors.

Because PTA added to the term of patents covering pharmaceutical products has particular value, our business may be adversely affected if the PTA is successfully challenged by a third party and our ability to exclude competitors is reduced or eliminated.

SPECIAL MEETING OF THE STOCKHOLDERS

General

HWEL is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the HWEL Board for use at the Special Meeting to be held on [•], 2023, and at any adjournments thereof. This proxy statement/prospectus is first being furnished to HWEL’s stockholders on or about, [•], 2023 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides HWEL’s stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting will be held via live webcast at [•] a.m., Eastern Time, on [•], 2023, at https://www.cstproxy.com/[•], to consider and vote upon the proposals to be submitted to the Special Meeting, including if necessary or desirable, the Adjournment Proposal.

The Special Meeting can be accessed by visiting https://www.cstproxy.com/[•], where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Special Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact Continental, the transfer agent.

Registering for the Special Meeting

As a registered stockholder, you received a proxy card from Continental. The form contains instructions on how to attend the virtual Special Meeting, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting at [•] a.m., Eastern Time, on [•], 2023. Enter the URL address into your browser https://www.cstproxy.com/[•], enter your control number, name and email address. Once you pre-register you can vote your shares. At the start of the Special Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the Special Meeting.

Beneficial investors who own their investments through a bank or broker will need to contact Continental to receive a control number. If you plan to vote at the Special Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the Special Meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the Special Meeting by dialing +1 800-450-7155, within the U.S. and Canada, and +1 857-999-9155 outside of the U.S. and Canada (standard rates apply). When prompted, enter the pin number [      ]. This is listen only, you will not be able to vote or enter questions during the meeting.

Purpose of the Special Meeting

At the Special Meeting, HWEL is asking holders of its Common Stock to consider and vote on:

•        The Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

•        The Charter Proposal. The form of Proposed Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus as Annex B.

•        The Organizational Documents Proposals.

•        The Nasdaq Proposal.

•        The Incentive Plan Proposal. The form of the Incentive Plan to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus as Annex D.

•        The Director Election Proposal.

•        The Insider Letter Amendment Proposal. The form of the proposed Insider Letter Amendment to be entered into at or prior to the consummation of the Business Combination is attached to this proxy statement/prospectus as Annex E.

•        The Adjournment Proposal, if presented at the Special Meeting.

Recommendation of the HWEL Board with Respect to the Proposals

The HWEL Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are in the best interest of HWEL and recommends that HWEL’s stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” each of the director nominees, “FOR” the Insider Letter Amendment Proposal and, if presented at the Special Meeting, “FOR” the Adjournment Proposal.

Record Date; Who is Entitled to Vote

HWEL has fixed the close of business on [•], 2023, as the Record Date for determining the stockholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on [•], 2023, there were [•] shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote per share.

Quorum

The holders of issued and outstanding HWEL Common Stock representing a majority of the voting power of all outstanding shares entitled to vote at the special meeting represented in person or by proxy (which would include presence at the virtual Special Meeting) will constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn in accordance with the terms of the Current Charter.

Abstentions and Broker Non-Votes

With respect to each Proposal except the Director Election Proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.” With respect to the director nominees described in the Director Election Proposal, you may vote “FOR ALL” or “WITHHOLD ALL” or may withhold your vote with respect to particular nominee(s) named by you.

If a stockholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote, and does not attend the Special Meeting in person, then the stockholder’s shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any other proposal in this proxy statement/prospectus.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.

Vote Required for Approval

The following votes are required for each proposal at the Special Meeting:

•        Business Combination Proposal:    The Business Combination Proposal requires the affirmative vote of holders of a majority of the shares of HWEL Common Stock that are voted at the Special Meeting.

•        Charter Proposal:    The Charter Proposal must be approved by the affirmative vote of holders of a majority of the shares of the HWEL Class A Common Stock then outstanding, voting as a single class, holders of a majority of the shares of HWEL Class B Common Stock then outstanding, voting as a single class and holders of a majority of the shares of HWEL Class A Common Stock and HWEL Class B Common Stock then outstanding, voting together as a single class.

•        Organizational Documents Proposals:    The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by the affirmative vote of holders of a majority of the outstanding HWEL Common Stock voting together as a single class.

•        Nasdaq Proposal:    The Nasdaq Proposal must be approved by the affirmative vote of holders of a majority of the outstanding HWEL Common Stock that are voted at the Special Meeting.

•        Incentive Plan Proposal:    The Incentive Plan Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

•        Director Election Proposal:    The election of the director nominees requires a plurality vote of the holders of HWEL Common Stock that are present or represented by proxy at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

•        Insider Letter Amendment Proposal:    The Insider Letter Amendment Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

•        Adjournment Proposal:    The Adjournment Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock that are voted at the Special Meeting.

The Required Proposals are interdependent on each other. The Organizational Documents Proposals and the Insider Letter Amendment Proposal are conditional upon the Required Proposals; the Adjournment Proposal is not conditioned on the approval of any other Proposal. If HWEL’s stockholders do not approve each of the Required Proposals at the Special Meeting, the Business Combination will not be consummated.

Voting Your Shares

Each share of HWEL Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your shares of Common Stock at the Special Meeting.

•        You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the HWEL Board “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” each of the director nominees, and, if presented at the Special Meeting, “FOR” the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You Can Attend the Special Meeting and Vote Online.    HWEL will be hosting the Special Meeting via live webcast. If you attend the Special Meeting virtually, you may submit your vote at the Special Meeting online at https://www.cstproxy.com/[•], in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting. See “— Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Revoking Your Proxy

Stockholders may send a later-dated, signed proxy card to HWEL’s Chief Executive Officer at the address set forth below so that it is received by HWEL’s Chief Executive Officer prior to the vote at the Special Meeting or attend the Special Meeting virtually or at the physical address for the Special Meeting and vote. Stockholders also may revoke their proxy by sending a notice of revocation to HWEL’s Chief Executive Officer, which must be received by HWEL’s Chief Executive Officer prior to the vote at the Special Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares of Common Stock, you may contact [•], HWEL’s proxy solicitor, at [•].

Vote of HWEL’s Insiders

All of HWEL’s Insiders have previously agreed to vote all of their Public Shares in favor of the Business Combination and have waived any redemption rights in connection with the Business Combination.

Redemption Rights

Public Stockholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for the proposed Business Combination, against the proposed Business Combination, or do not vote in relation to the proposed Business Combination.

Any Public Stockholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds and not previously released to HWEL to pay HWEL’s taxes, divided by the number of then-outstanding Public Shares, provided, however that such Public Stockholder must follow the procedures outlined in this proxy statement/prospectus (including, with respect to Public Shares that are part of HWEL Units, that the HWEL Units must first be separated into component Public Shares and Public Warrants as described in this proxy statement/prospectus), in order to receive cash for any Public Shares such Public Stockholder intends to redeem. As of [__], 2023, this would have amounted to approximately $[__] per Public Share, based on the amount held in the Trust Account on such date.

If a Public Stockholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

HWEL’s Insiders will not have redemption rights with respect to any Public Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     hold Public Shares or hold Public Shares through HWEL Units and you elect to separate your HWEL Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)    prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting):

(i)     submit a written request to the Transfer Agent that HWEL redeem your Public Shares for cash, and

(ii)    deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders of HWEL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their HWEL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the HWEL Units into the underlying Public Shares and Public Warrants, or if a holder holds HWEL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. HWEL will be required to honor such request only if made prior to the deadline for exercising redemption requests.

If the Business Combination is not approved or completed for any reason, then the Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, HWEL will promptly return any shares previously delivered by Public Stockholders.

The closing price of shares of Public Shares on [__], 2023 was $[__] per share. Prior to exercising redemption rights, stockholders should verify the market price of Public Shares, as they may receive higher proceeds from the sale of their shares of Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. HWEL cannot assure Public Stockholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in HWEL’s securities when HWEL’s Stockholders wish to sell their shares.

Appraisal Rights

Stockholders of HWEL do not have appraisal rights in connection with the Business Combination under the DGCL.

Proxy Solicitation Costs

HWEL is soliciting proxies on behalf of the HWEL Board. This solicitation is being made by mail but also may be made by telephone or in person. HWEL and HWEL’s directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. HWEL will bear the cost of the solicitation.

HWEL has hired [•] to assist in the proxy solicitation process. HWEL will pay that firm a fee of $[__] plus out-of-pocket expenses. Such fee will be paid with funds available at the Closing.

HWEL will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. HWEL will reimburse them for their reasonable expenses.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding HWEL or HWEL’s securities, HWEL’s Insiders or initial stockholders, and Starton and/or their respective affiliates, may purchase Public Shares and/or Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Public Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Public Shares they acquire in such transactions. To the extent any such securities are purchased, such securities will not be voted in favor of the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on the trading price of the Public Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, HWEL will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Public Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Public Shares for which HWEL has received redemption requests.

The existence of financial and personal interests of HWEL’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of HWEL and its stockholders and what may be best for a director’s personal interests when determining to recommend that stockholders vote for the Proposals. See the sections entitled “Risk Factors”, “Proposal 1: The Business Combination Proposal — Interests of HWEL’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL

HWEL is asking its stockholders to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. Please see the subsection entitled “The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.

This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the Ancillary Documents. HWEL’s stockholders and other interested parties are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Business Combination Proposal — The Business Combination Agreement” are defined in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. HWEL does not believe that the disclosure schedules contain information that is material to an investment decision.

The Business Combination Agreement

On April 27, 2023, HWEL entered into the Business Combination Agreement with Starton, Pubco, Purchaser Merger Sub, CallCo, Exchange Co, the Purchaser Representative and the Seller Representative. The Business Combination Agreement was amended by the First Amendment to Business Combination Agreement, dated May 15, 2023.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, Purchaser Merger Sub will merge with and into HWEL, with HWEL continuing as the surviving entity and wholly-owned subsidiary of Pubco, in connection with which all of the existing securities of HWEL will be exchanged for rights to receive securities of Pubco as follows: (a) each share of HWEL Common Stock outstanding immediately prior to the Effective Time shall automatically convert into one share of Pubco Class A Common Stock, and (b) each whole HWEL Public Warrant, Private Warrant and forward purchase warrant shall automatically convert into one Pubco Warrant on substantially the same terms and conditions. Immediately following the Purchaser Merger, by means of a statutory Plan of Arrangement, (i) CallCo will acquire a portion of the issued and outstanding Starton Shares from certain holders in exchange for Pubco Class A Common Stock, and will contribute such Starton Shares to ExchangeCo in exchange for ExchangeCo common shares, (ii) following the Pubco Share Exchange, ExchangeCo will acquire the remaining issued and outstanding Starton Shares from the remaining shareholders of Starton in exchange for Exchangeable Shares. Concurrently with the issuance of the Exchangeable Shares, such remaining shareholders shall also receive a number of shares of Pubco Class C Common Stock that is equal to the number of Exchangeable Shares issued to such shareholders. The Exchangeable Shares will be exchangeable, on a one-for-one basis, into shares of Pubco Class A Common Stock, with each share valued at the Redemption Price. As a result of the foregoing, upon consummation of the Business Combination, Starton will become a wholly-owned subsidiary of ExchangeCo and an indirect, majority-owned subsidiary of Pubco. After the exchange of all outstanding Exchangeable Shares following the Business Combination, Starton will become a wholly-owned indirect subsidiary of Pubco.

Each outstanding Starton option will be replaced with an equivalent option to purchase shares of Pubco Common Stock in accordance with the Plan of Arrangement and under an equity incentive plan to be adopted by Pubco prior to the Closing.

Pursuant to the terms of the Business Combination Agreement, the aggregate base consideration to be delivered to the Starton Shareholders in connection with the Business Combination will be $260.0 million (including up to $20.0 million or more of incentive shares provided to potential PIPE investors), subject to adjustments for Starton’s closing debt (net of cash) and certain other adjustments, which consideration shall be payable in newly-issued shares of (i) Pubco Class A Common Stock or (ii) Exchangeable Shares, each valued at the Redemption Price.

In addition to the shares of Pubco Class A Common Stock or Exchangeable Shares deliverable at the Closing, the Starton Shareholders will have the contingent right to receive up to an additional 25,000,000 shares of Pubco Class A Common Stock or Exchangeable Shares, as earnout consideration after the Closing. The Earnout Consideration shall be issuable to the Starton Shareholders (as of the Closing Date) as follows:

•        one-third of the Earnout Shares are issuable upon the VWAP equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for twenty (20) out of any twenty (20) consecutive trading days during the five-year Earnout Period;

•        one-third of the Earnout Shares are issuable upon (i) the VWAP equaling or exceeding $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for twenty (20) out of any twenty (20) consecutive trading days during the Earnout Period or (ii) successful completion of a Phase 1b clinical trial for multiple myeloma, meaning the completion of an interim data analysis which is sufficient to obtain an agreement with the FDA in which the FDA permits Starton to move forward to a phase 2 clinical study following a Type B End-of-Phase-1 meeting; and

•        one-third of the Earnout Shares are issuable upon (i) the VWAP equaling or exceeding $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for twenty (20) out of any twenty (20) consecutive trading days during the Earnout Period or (ii) achievement of the successful completion of an FDA required bridging study in healthy volunteers that proves bio-equivalence between the ambulatory subcutaneous pump and either a transdermal patch or an on body subcutaneous pump.

Conditions to the Closing of the Business Combination

The Business Combination Agreement contains conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of HWEL and Starton; (ii) expiration of the applicable waiting period under any antitrust laws; (iii) consents required to be obtained from or made with any governmental authority or any third party in order to consummate the Transactions having been obtained or made; (iv) there being no law or order that makes the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions; (v) there being no pending litigation to enjoin or restrict the consummation of the Closing; (vi) HWEL having net tangible assets of at least $5,000,001, after giving effect to redemptions and any equity investment or debt financing, (vii) the election or appointment of members to the Pubco Board in accordance with the Business Combination Agreement; (viii) Pubco’s certificate of incorporation being amended and restated in a form to be mutually agreed to by Starton and HWEL; (ix) HWEL having cash and cash equivalents of at least $15.0 million, (x) the registration statement of which the proxy statement/prospectus forms a part having been declared effective by the SEC and remaining effective at the Closing; (xi) certain approvals of the Supreme Court of British Columbia; (xii) the shares of Pubco Common Stock and the Pubco Warrants having been have been approved for listing on Nasdaq, and (xiii) immediately after the Closing, the Starton Shareholders shall own a number of voting shares of Pubco representing, in the aggregate, no less than 51% of the total voting power of all issued and outstanding shares of Pubco.

In addition, unless waived by Starton, the obligations of Starton to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by HWEL of customary certificates and other Closing deliverables: (i) the representations and warranties of the HWEL Parties being true and correct as of the date of the Business Combination Agreement and the Closing, except to the extent made as of a particular date and subject to certain materiality qualifiers; (ii) the HWEL Parties having performed in all material respects all of their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; and (iii) the absence of any Material Adverse Effect with respect to HWEL since the date of the Business Combination Agreement which is continuing and uncured.

Unless waived by HWEL, the obligations of the HWEL Parties to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Starton of customary certificates and other Closing deliverables: (i) the representations and warranties of Starton being true and correct as of the date of the Business Combination Agreement and the Closing, except to the extent made as of a particular date and subject to certain materiality qualifiers; (ii) Starton having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Material Adverse Effect with respect to the Target Companies, taken as a whole, since the date of the Business Combination Agreement which is continuing and uncured; (iv) each Non-Competition Agreement and each Lock-Up Agreement being in full force and effect in accordance with the terms thereof as of the Closing.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties by each of HWEL, Pubco, the Merger Subs and Starton as of the date of the Business Combination Agreement and as of the Closing of the transactions contemplated by the Business Combination Agreement. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Survival of Representations, Warranties and Covenants

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to take all actions reasonably necessary to consummate the Transactions. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, as well as certain customary covenants, such as confidentiality and publicity that will continue after the termination of the Agreement.

The Business Combination Agreement and the consummation of the transactions contemplated thereby requires the approval of shareholders of both HWEL and Starton. In connection with the Transactions, HWEL and Pubco agreed to prepare, with the assistance, cooperation and best efforts of Starton, and file with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) containing a proxy statement/prospectus registering the Pubco securities to be issued under the Business Combination Agreement to the holders of HWEL securities and the Sellers under the Securities Act of the 1933, as amended (the “Securities Act”), and soliciting proxies from HWEL shareholders for use at the special meeting to approve the Business Combination Agreement and the transactions contemplated thereby and related matters (the “HWEL Shareholder Approval”).

Each of the Parties also agreed not to solicit or enter into any alternative competing transactions during the period from the date of the Business Combination Agreement and continuing until the earlier of the termination of the Business Combination Agreement or the Closing.

The Parties also agreed to take all necessary action so that the board of directors of Pubco following the Closing will consist of nine individuals, a majority of whom shall be independent directors in accordance with Nasdaq requirements. Two of the members of the board of directors will be designated by HWEL; six of the members of the board of directors will be designated by Starton, at least four of whom will qualify as independent directors under Nasdaq rules; and one member will be mutually agreed upon and designated by HWEL and Starton prior to the Closing, and shall qualify as an independent director under Nasdaq rules.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either HWEL or Starton if the Closing does not occur by August 3, 2023, or such other date as may be extended pursuant to the Business Combination Agreement.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior to the Closing, including, among other reasons: (i) by mutual written consent of HWEL and Starton; (ii) by written notice by either HWEL or Starton if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by written notice by Starton for HWEL’s uncured breach of the Business Combination Agreement, resulting in the failure of a representation, warranty, or covenant contained in the Business Combination Agreement (subject, in the case of breach of representation, to Material Adverse Effect); (iv) by written notice by HWEL for the uncured breach of the Business Combination Agreement by Starton, resulting in the failure of a representation, warranty, or covenant contained in the Business Combination Agreement (subject, in the case of breach of representation, to Material Adverse Effect); (v) by either Starton or HWEL, if there shall have been a Material Adverse Effect on HWEL, Pubco or any Pubco Sub or a Target Company, respectively, following the date of Business Combination Agreement which is uncured and continuing; and (vi) by either HWEL or Starton if HWEL holds its shareholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to public announcements, confidential information, fees and expenses, waiver of claims against trust, effect of termination and customary miscellaneous provisions) will terminate, no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

Starton and the Seller Representative agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in HWEL’s Trust Account held for its public shareholders, and have agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Purchaser Representative and Seller Representative

Healthwell Acquisition Corp. I Sponsor LLC is serving as the Purchaser Representative under the Business Combination Agreement, and in such capacity will represent the interests of Pubco’s stockholders after the Closing (other than the Starton Securityholders) with respect to certain matters under the Business Combination Agreement, including with respect to the determination of any Earnout Consideration. Kiriakos Charlie Perperidis is serving as the Seller Representative under the Business Combination Agreement, and in such capacity will represent the interests of the Starton Stockholders with respect to certain matters under the Business Combination Agreement, including with respect to the determination of any Earnout Consideration.

Governing Law

The Business Combination Agreement is governed by New York law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof). Any disputes under the Business Combination Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in New York County, State of New York.

Ancillary Documents

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement (the “Ancillary Documents”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents, copies of each of which are attached hereto as exhibits. Stockholders and other interested parties are urged to read such Ancillary Documents in their entirety.

Insider Letter Amendment

At or prior to the Closing, subject to stockholder approval of the Insider Letter Amendment Proposal, HWEL, the Sponsor and the other Insiders will enter into the Insider Letter Amendment in the form attached to this proxy statement/prospectus as Annex E, pursuant to which the lock-up period applicable to the Founder Shares set forth in the Insider Letter will be revised as follows: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up).

Lock-Up Agreements

At or prior to the Closing, certain significant Starton Shareholders will each enter into a Lock-Up Agreement with Pubco, Starton and the Purchaser Representative. Pursuant to the Lock-Up Agreements, the Starton Shareholders shall agree that from the Closing until the end of the Founder Shares Lock-up Period (as defined in the Insider Letter), the Consideration Shares to be issued to the Starton Shareholders, including any Earnout Shares (such shares together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”), shall be subject to restrictions on transfer (that are identical to the restrictions on transfer applicable to the Founder Shares pursuant to Section 8(a) of the Insider Letter (including the 12 month lock-up period specified therein); provided however, that in lieu of the foregoing, the restrictions and lock-up period applicable to the Restricted Securities shall be revised as follows, subject to stockholder approval of the Insider Letter Amendment Proposal: (i) twenty five percent (25%) of the Restricted Securities will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Restricted Securities will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up)

Non-Competition Agreements

At or prior to the Closing, certain significant Starton Shareholders will each enter into a Non-Competition Agreement in favor of Starton, HWEL and Pubco and their direct and indirect subsidiaries and their respective present and future successors and direct and indirect subsidiaries, to be effective as of the Closing. Under the Non-Competition Agreements, the subject party signatory thereto will agree not to compete with the Covered Parties during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements will also contain customary confidentiality and non-disparagement provisions.

Company Registration Rights Agreement

At or prior to the Closing, the Starton Shareholders will enter into a Company Registration Rights Agreement with Pubco, HWEL and the Purchaser Representative, pursuant to which, among other matters, Pubco will agree to undertake certain registration obligations in accordance with the Securities Act and such Starton Shareholders will be granted customary demand and piggyback registration rights.

Founder Registration Rights Agreement Amendment

At or prior to the Closing, Pubco, HWEL and the Sponsor will enter into a Founder Registration Rights Agreement Amendment. Under the Founder Registration Rights Agreement Amendment, the Founder Registration Rights Agreement will be amended to, among other things, add Pubco as a party and to reflect the issuance of Pubco

Common Stock and warrants pursuant to the Business Combination Agreement, and to reconcile it with the provisions of the Company Registration Rights Agreement, including making the registration rights of the Starton Shareholders and the Sponsor pari passu with respect to any underwriting cutbacks.

Founder Share Letter

Prior to the Closing, the Sponsor, Pubco, HWEL and Starton will enter into a Founder Share Letter, pursuant to which the Sponsor shall agree that if Starton and the Sponsor mutually agree to provide equity incentives to support an Equity Investment and/or Debt Financing, the Sponsor shall provide up to 25% of the outstanding Founder Shares to be used as incentives to investors and such Sponsor Inventive Shares will be used as the first source of incentives to support the Equity Investment or Debt Financing.

Voting Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, HWEL and Starton entered into Voting Agreements with certain Starton Shareholders required to approve the Transaction. Under the Voting Agreements, such Starton Shareholders, who hold approximately 46% of the issued and outstanding Starton Shares as of the date of this proxy statement/prospectus, agreed to vote all of their Starton Shares in favor of the Business Combination Agreement and the related transactions. Such Starton Shareholders also agreed to take certain other actions in support of the Business Combination Agreement and related transactions and refrain from taking actions that would adversely affect their ability to perform their obligations under the Voting Agreements. Such Starton Shareholders also provided a proxy to HWEL to vote their Starton Shares in accordance with the foregoing. The Voting Agreements prevent transfers of the Starton Shares held by such Starton Shareholders between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement. Other than the consideration to be paid to Starton Shareholders pursuant to the Business Combination Agreement, the Starton Shareholders party to the Voting Agreements did not receive consideration in connection with the Voting Agreements.

Sponsor Support Agreement

Simultaneously with the execution of the Business Combination Agreement, HWEL, Pubco, Starton and the Sponsor entered into a Sponsor Support Agreement, pursuant to which the Sponsor agreed to vote all of its shares of HWEL Common Stock, representing 20% of the issued and outstanding shares of HWEL Common stock as of the date of this proxy statement/prospectus, in favor of the Business Combination Agreement and the Transaction. The Sponsor also agreed to waive its anti-dilution rights that would otherwise allow it to maintain ownership of 20% of Pubco. The Sponsor Support Agreement also prevents transfers of HWEL securities held by the Sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement. Other than the anticipated benefits the Sponsor expects to receive in connection with the Business Combination, the Sponsor did not receive consideration in connection with the Sponsor Support Agreement.

Plan of Arrangement

At the Arrangement Effective Time, the parties will proceed to effect the Arrangement on the terms and subject to the conditions set forth in the Plan of Arrangement and the Business Combination Agreement or made at the direction of the Supreme Court of British Columbia in accordance with the Interim Order or the Final Order with the prior consent of Pubco, CallCo, ExchangeCo and Starton, in each case acting reasonably. The following description of the Plan of Arrangement does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan of Arrangement. Capitalized terms not defined in this proxy statement/prospectus but used in this section shall have the meaning ascribed to them in the Plan of Arrangement.

In order to complete the Arrangement, in accordance with applicable laws and Interim Order, the Company Arrangement Resolution shall have been approved by at least (i) two-thirds of the votes cast by Starton Shareholders, in person or by proxy, at the Starton Shareholders Meeting, and (ii) if required by the Court in the Interim Order, two-thirds of the votes cast by the Starton Securityholders, voting together as a single class, or two-thirds of the Starton Option Holders, voting together as a single class, in person or by proxy, at the Starton Shareholders Meeting.

Actions to Be Undertaken Pursuant to the Plan of Arrangement

At the Effective Time, pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality:

(a)     Dissenting Shareholders.    The outstanding Starton Shares held by Dissenting Shareholders shall be deemed to be transferred by the holders thereof to CallCo without any further authorization, act or formality by such holders, in consideration for the right to receive an amount determined and payable in accordance with the Plan of Arrangement, and

(i)     such Dissenting Shareholders shall cease to be the holders of such Starton Shares and to have any rights as holders of such Starton Shares other than the right to receive an amount determined and payable in accordance with the Plan of Arrangement;

(ii)    the names of such Dissenting Shareholders will be removed from the central securities register of Starton Shares; and

(iii)   CallCo shall be deemed to be the legal and beneficial owner of such Starton Shares so transferred, free and clear of all liens, and shall be recorded as the registered holder thereof on the central securities register of Starton Shares.

(b)    Non-Electing Starton Shares. Subject to the Plan of Arrangement, each outstanding Starton Share, other than Starton Shares (A) transferred by the Dissenting Shareholders described in paragraph (a) above, and (B) held by Starton Shareholders who have submitted a Letter of Transmittal and Election Form in accordance with the Plan of Arrangement with respect to such Starton Shares (collectively, the “Non-Electing Starton Shares”) will be transferred by the holders thereof to CallCo without any further authorization, act or formality by such holders, in exchange for Per Share Consideration in the form of shares of Pubco Class A Common Stock and one Contingent Earnout Right, and

(i)     the holders of such Non-Electing Starton Shares shall cease to be the holders of such Non-Electing Starton Shares and to have any rights as holders of such Non-Electing Starton Shares other than the right to receive Per Share Consideration in the form of shares of Pubco Class A Common Stock and one Contingent Earnout Right in accordance with the Plan of Arrangement;

(ii)    the names of such holders will be removed from the central securities register for the Starton Shares;

(iii)   CallCo shall be deemed to be the legal and beneficial owner of such Non-Electing Starton Shares so transferred, free and clear of all liens, and shall be recorded as the registered holder thereof on the central securities register for the Starton Shares;

(iv)   CallCo shall issue CallCo Common Shares to Pubco in exchange for the issuance by Pubco of Pubco Class A Common Stock to Holders of Non-Electing Starton Shares; and

(v)    there shall be added to the capital account maintained by CallCo in respect of the CallCo Common Shares, in respect of each CallCo Common Share issued pursuant to the Plan of Arrangement, an amount equal to the fair market value of one share of Pubco Class A Common Stock as of immediately prior to such transfer.

(c)     CallCo’s Starton Shares.    Each outstanding Starton Share held by CallCo pursuant to the Plan of Arrangement, and any other Starton Share held by CallCo, will be transferred by CallCo to ExchangeCo without any further authorization, act or formality by CallCo or ExchangeCo, in exchange for the issuance of ExchangeCo Common Shares to CallCo, and

(i)     CallCo shall cease to be the holder of such Starton Shares and to have any rights as holder of such Starton Shares other than the right to receive ExchangeCo Common Shares in accordance with the Plan of Arrangement;

(ii)    CallCo’s name will be removed from the central securities register for the Starton Shares;

(iii)   ExchangeCo shall be deemed to be the legal and beneficial owner of such Starton Shares so transferred, free and clear of all liens, and shall be recorded as the registered holder thereof on the central securities register for the Starton Shares; and

(iv)   there shall be added to the capital account maintained by ExchangeCo in respect of the ExchangeCo Common Shares, in respect of the ExchangeCo Common Shares issued pursuant to the Plan of Arrangement, an amount equal to the aggregate capital of the Starton Shares transferred pursuant to the Plan of Arrangement as of immediately prior to such exchange.

(d)    Electing Starton Shares.    Subject to the Plan of Arrangement, each outstanding Starton Share held by holders who have submitted a Letter of Transmittal and Election Form in accordance with the Plan of Arrangement with respect to such Starton Shares (collectively, the “Electing Starton Shares”) will be transferred by the holders thereof to ExchangeCo without any further authorization, act or formality by such holders, in exchange for Per Share Consideration in the form of Exchangeable Shares and one Contingent Earnout Right, and

(i)     the holders of such Electing Starton Shares shall cease to be the holders of such Electing Starton Shares and to have any rights as holders of such Electing Starton Shares other than the right to receive Per Share Consideration in the form of Exchangeable Shares and one Contingent Earnout Right in accordance with the Plan of Arrangement;

(ii)    the names of such holders will be removed from the central securities register for the Starton Shares; and

(iii)   ExchangeCo shall be deemed to be the legal and beneficial owner of such Electing Starton Shares so transferred, free and clear of all liens, and shall be recorded as the registered holder thereof on the central securities register for the Starton Shares, such that following the transactions contemplated by the Plan of Arrangement, ExchangeCo shall be the legal and beneficial owner of 100% of the Starton Shares.

(e)     Capital of Exchangeable Shares.    ExchangeCo shall add to the capital of the Exchangeable Shares issued pursuant to the Plan of Arrangement an amount equal to the difference between: (i) the aggregate of the agreed amounts in all duly completed election form(s) delivered to the Depositary in accordance with the Plan of Arrangement; and (ii) any non-share consideration delivered under the Plan of Arrangement.

(f)     Starton Options.    Each outstanding Starton Option shall be replaced with an equivalent option for shares of Pubco Common Stock granted by Pubco under the Incentive Plan, without any further authorization, act or formality (each, an “Assumed Option”).

(i)     the holders of such Starton Options shall cease to be the holders of such Starton Options and to have any rights as holders of such Starton Options other than the right to receive Assumed Options in accordance with the Plan of Arrangement;

(ii)    Each Assumed Option shall be issued by Pubco under the Incentive Plan and shall: (i) have the right to acquire a number of shares of Pubco Class A Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of Starton Shares which the Starton Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Starton Option (in U.S. Dollars), and (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Starton Option; and

(iii)   the names of the holders of such Starton Options will be removed from the registers for the Starton Options and will be entered into the Pubco register for awards granted under the Incentive Plan.

(g)    Each holder of Starton Shares and Starton Options outstanding immediately prior to the Effective Time, with respect to any step set out above effecting the surrender, exchange or transfer of Starton Shares or Starton Options shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer all affected Starton Shares or Starton Options in accordance with such step.

Concurrently with the step in paragraph (d) above, each holder that transfers Electing Starton Shares shall also receive a number of shares of Pubco Class C Common Stock that is equal to the number of Exchangeable Shares received by such holder pursuant to the Plan of Arrangement.

Interests of HWEL’s Directors and Officers and Others in the Business Combination

In considering the recommendation of the HWEL Board to vote in favor of the Business Combination, Public Stockholders should be aware that, aside from their interests as stockholders, HWEL’s Insiders have interests in the Business Combination that are different from, or in addition to, those of HWEL’s other stockholders generally and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to HWEL’s other stockholders. HWEL’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to HWEL’s stockholders that they approve the Business Combination. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that the Sponsor holds 6,250,000 Founder Shares purchased from HWEL for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of the HWEL Common Stock on [__], 2023, which was $[__], would have an aggregate value of approximately $[__] million as of the same date. If HWEL does not consummate the Business Combination or another initial business combination by August 5, 2023 (or such later date approved by HWEL’s stockholders), and HWEL is therefore required to be liquidated, these shares would be worthless, as Founder Shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.004 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per HWEL Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the HWEL Units in the IPO and the HWEL Public Stockholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the 7,700,000 Private Warrants purchased by the Sponsor for $1.00 per Private Warrant will be worthless if a business combination is not consummated (although the Private Warrants have certain rights that differ from the rights of holders of the Public Warrants, the aggregate value of the 7,700,000 Private Warrants held by the Sponsor is estimated to be approximately $[__], assuming the per warrant value of the Private Warrants is the same as the $[__] closing price of the Public Warrants on Nasdaq on [__], 2023);

•        the Sponsor Note was issued in March 2023 for a principal amount of up to $750,000, which may be repaid in cash or converted into warrants of HWEL at $1.00 per warrant at the election of the Sponsor. As of March 31, 2023, an aggregate of $60,000 was outstanding under the Sponsor Note. Through June 30, 2023, the total amount drawn by the Company from the March 2023 Sponsor Note was $400,000. If the Business Combination or another initial business combination is not consummated, the Sponsor Note may not be repaid to the Sponsor, in whole or in part;

•        the fact that HWEL’s Insiders have waived their right to redeem their Founder Shares, or to receive distributions from the Trust Account with respect to the Founder Shares upon HWEL’s liquidation if HWEL is unable to consummate its initial business combination;

•        the fact that unless HWEL consummates an initial business combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account). As of June 30, 2023, no directors or officers of HWEL have incurred any expenses for which they expect to be reimbursed at the Closing (other than the Sponsor Note); and

•        the anticipated election of each of Alyssa J. Rapp, Chief Executive Officer and a director of HWEL, John MacCarthy, a director of HWEL, and George Hornig, co-Chairman of HWEL, as a director of Pubco after the consummation of the Business Combination. As such, in the future, Ms. Rapp and Messrs. MacCarthy and Hornig will receive any cash fees, stock options or stock awards that the Pubco Board determines to pay to its directors.

The foregoing interests present a risk that the Sponsor and HWEL’s officers and directors may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to the Public Stockholders rather than to liquidate, in which case the Sponsor would lose its entire investment. As a result, the Sponsor and HWEL’s officers and directors may have a conflict of interest in determining whether Starton is an appropriate business with which to effectuate a business combination and/or in evaluating the terms of the Business Combination.

In addition to the interests of HWEL’s Insiders in the Business Combination, HWEL stockholders should be aware that Jefferies may have financial interests that are different from, or in addition to, the interests of HWEL stockholders, including the fact that, pursuant to the Underwriting Agreement, upon consummation of the Business Combination, the Jefferies Transaction Fee will become payable to Jefferies at the Closing. Accordingly, Jefferies has an interest in HWEL completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Jefferies will not receive the Jefferies Transaction Fee.

Exchange Listing

The HWEL units, Common Stock and Warrants are each traded on the Nasdaq Capital Market under the symbols “HWELU,” “HWEL” and “HWELW,” respectively. The HWEL Units commenced public trading on August 2, 2021, and HWEL Common Stock and Warrants commenced public trading separately on September 23, 2021. Following the Closing, the HWEL Units, Class A Common Stock and Public Warrants will no longer trade. Pubco will apply for listing, to be effective upon the Closing, of the shares of Pubco Class A Common Stock and Pubco Warrants on Nasdaq under the symbols “STA” and “STAW,” respectively. There is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units traded following the consummation of the Business Combination.

Background of the Business Combination

Healthwell is a blank check company incorporated on February 2, 2021 under the laws of Delaware for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

Prior to the consummation of Healthwell’s IPO, neither Healthwell, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Healthwell.

After the IPO, Healthwell’s officers and directors commenced an active search for prospective businesses and assets to acquire. During this search process, Healthwell reviewed and entered into preliminary discussions with respect to a number of acquisition opportunities other than Starton. The following is not intended to be a complete list of all opportunities initially evaluated or explored or discussions held by Healthwell but sets forth the significant discussions and steps that Healthwell took to reach a definitive agreement with Starton.

In addition, Jefferies was engaged by Healthwell as capital markets advisor to Healthwell in connection with the Business Combination. In such capacity, Jefferies was authorized to arrange meetings with and coordinate communications with potential investors on behalf of Healthwell regarding the Business Combination, and to discuss investor feedback with Healthwell. Jefferies also participated in teleconferences with Healthwell management, at Healthwell management’s request, to discuss the proposed Business Combination, and provided its views on capital market trends and conditions and other customary capital markets advice, including publicly available information relating to early stage and pre-commercial revenue oncology companies. Jefferies also participated at the request of Healthwell management in a review of Starton’s financial projections, which financial projections were not relied on by Healthwell’s management or its board in making a valuation determination. Jefferies was not engaged by Healthwell to provide any report, opinion or appraisal, and did not deliver a report, opinion or appraisal to Healthwell.

Description of negotiation process with candidates other than Starton

Following the closing of the IPO in August 2021, Healthwell reviewed more than 100 healthcare companies, and reached out to many companies via private equity firms and other intermediaries primarily through the network of Healthwell principals and management and began discussions with more than a dozen target companies.

In August 2021, Ms. Rapp reached out to Company A, a medical device company with the main product of an advanced wireless breast pump. A confidential non-disclosure agreement (“NDA”) was signed on August 5, 2021. A non-binding letter of intent (“LOI”) was shared by Healthwell on September 30, 2021. Following further calls and meetings, Company A informed Healthwell that it would be pursuing an alternative financing.

In August 2021, Ms. Rapp was introduced by a U.S.-based intermediary to Company B, a healthcare SaaS platform company. An NDA was signed on August 6, 2021. A non-binding LOI was shared by Healthwell on November 3, 2021. Following further calls and meetings, Company B informed Healthwell that it would be pursuing an alternative transaction strategy.

In August 2021, Ms. Rapp was introduced by a U.S.-based intermediary to Company C, an enterprise-driven genomics data platform company. An NDA was signed on August 20, 2021. A non-binding LOI was shared by Healthwell on September 24, 2021. Following further calls and meetings, Company C informed Healthwell it was pursuing an alternative transaction.

In September 2021, Ms. Rapp was introduced by a Healthwell director to Company D, an automated robotics laboratory company. An NDA was signed on September 1, 2021. A non-binding LOI was shared by Healthwell on November 22, 2021. Following further calls and meetings, Company D informed Healthwell that their directors were not in favor of a business combination with a SPAC.

In December 2021, Ms. Rapp was introduced by a Healthwell advisory board member to Company E, a healthcare technology data analytics company. An NDA was signed on December 9, 2021. A non-binding LOI was shared by Healthwell on January 12, 2022. Following further calls and meetings, Company E informed Healthwell the controlling shareholder did not want to transact due to current market conditions.

In December 2021, Ms. Rapp was introduced by a U.S.-based intermediary to Company F, a healthcare focused cyber security company. An NDA was signed on December 20, 2021. A non-binding LOI was shared by Healthwell on February 25, 2022. Following further calls and meetings, Company F informed Healthwell it would be pursuing an alternative source of financing.

In January 2022, Ms. Rapp was introduced by a Healthwell officer to Company G, a value-based care company. An NDA was signed on January 30, 2022, and a non-binding LOI was signed on June 10, 2022, valuing Company G at an enterprise value of $250 million. Healthwell decided to pause the transaction process with Company G since the controlling shareholder did not want to pursue a business combination with a SPAC due to current market conditions.

In April 2022, Ms. Rapp was introduced by a U.S.-based intermediary to Company H, a digital dentistry company. An NDA was signed on April 13, 2022, and a non-binding LOI was signed on May 25, 2022, valuing Company H at an enterprise value of $980 million. Company H decided to pursue alternate financing.

In June 2022, Ms. Rapp was introduced by a U.S.-based intermediary to Company I, a technology enabled veterans and disability benefits platform. An NDA was signed on June 29, 2022, and a non-binding LOI was signed on July 24, 2022, valuing Company I at an enterprise value of $1,400mm, with earn-out opportunities that valued the company up to $2,000 million. Company I decided it did want to pursue a business combination with a SPAC due to current market conditions.

In September 2021, Ms. Rapp was originally introduced by a U.S.-based intermediary to Company J, a direct contracting entity. An NDA was signed on October 1, 2021. Healthwell informed Company J they needed to prove out their business model further and discussions were halted. In November 2022, the U.S.-based intermediary re-introduced Company J to Healthwell. After further due diligence was completed, a non-binding LOI was signed on November 9, 2022 valuing Company J at an enterprise value of $900 million. Further work was halted as certain deal terms could not be mutually agreed to.

In November 2022, Ms. Rapp was introduced by a U.S.-based intermediary to Company K, an AI-enabled diagnostic medical device company. An NDA was signed on November 29, 2022, and a non-binding LOI was signed on December 14, 2022, valuing Company K at an enterprise value of $236.6 million, inclusive of earn-outs. Further work was halted in February 2023 when additional deal terms could not be mutually agreed to.

Description of negotiation process with Starton

On February 28, 2023, Alyssa Rapp received an inquiry from Gus Garcia, Managing Partner of SPAC Advisory Partners (“SAP”), Starton’s sell-side advisors, seeking a potential business combination between Healthwell and Starton.

On March 2, 2023, the SAP team facilitated an introductory meeting with Healthwell’s management team to discuss the business overview of Starton, an overview of the SPAC process and terms at which Starton intended to achieve in a business combination with Healthwell, and to see if there were mutual interest from Healthwell in this potential transaction.

On March 3, 2023, Healthwell executed an NDA with Starton to facilitate exploratory due diligence review of confidential materials.

Thereafter, on March 3, 2023, in order to enable Healthwell to conduct further due diligence, Healthwell and certain of its advisors, were granted access to a digital data room that included confidential information regarding the business and operations of Starton (the “Data Room”). The Healthwell management team reviewed materials in the Data Room, including Starton’s investor presentation, board and management team background, historical financial statements, total available market, history of the business, an international third party’s report on Starton’s selected cancer treatment targets and potential risks, challenges, and opportunities available to Starton.

On March 5, 2023, a meeting was conducted between Alyssa Rapp, CEO, and Tracy Wan, President and CFO of Healthwell, and select members of Ellenoff Grossman & Schole LLP (“EGS”), Healthwell’s legal counsel, regarding a draft LOI. During this initial conversation, EGS provided guidance to Healthwell on a number of transaction terms including board seats, potential forfeiture percentages, lock-up terms, among other matters. Additionally, Healthwell consulted with Jefferies to gain their perspective on Starton and to discuss valuation methodologies for this deal, which as an early stage and pre-commercial revenue oncology company would be limited to a comparison with equity value and enterprise value, based on public trading prices, of early stage and pre-commercial revenue oncology companies.

On March 6, 2023, all members of the HWEL Board participated in a video conference to discuss the interest from Starton and Healthwell based upon due diligence completed at that time. It was agreed that Starton’s business model and vision were compelling and differentiated from other potential targets and the transaction was exceptionally well-aligned with Healthwell’s goal to promote a more personalized, cost-effective approach to healthcare delivery. The HWEL Board engaged in a robust discussion of the risks and opportunities with completing a business combination transaction with a pre-revenue biotechnology company. Thereafter, the HWEL Board was presented with an initial draft LOI, which was discussed at great length. A motion to approve the submission of the initial draft LOI to Starton was made, seconded, and all board members were in favor.

On March 6, 2023, a non-binding LOI, which included a preliminary pre-money valuation of $375 million, with 11.1 million earn-out shares, was submitted by Healthwell to Starton. Healthwell’s initial proposal of a valuation of $375 million was provided by SAP and based on a select discounted cashflow valuation methodology that was performed by a reputable third party in connection with a previous proposed transaction involving Starton to which Healthwell was not a party. The initial draft LOI contemplated that Healthwell and Starton would enter into a business combination agreement, which included Healthwell’s ability to designate at least two board seats, and a minimum cash consideration of $15 million (net of transaction fees). Furthermore, the initial draft LOI contemplated a one-way exclusivity period by Starton ending 45 days after the LOI was fully executed.

On March 8, 2023, the SAP team facilitated a video conference with Healthwell’s management team to discuss the feedback and comments Starton executives had on the non-binding LOI that was submitted on March 6, 2023.

The first meeting of Healthwell and Starton representatives took place via Zoom on March 9, 2023. At this meeting, Gus Garcia of SAP and Pedro Lichtinger, CEO of Starton, presented an overview of Starton and the potential transaction to Alyssa Rapp, Tracy Wan, Ian Beck of Healthwell and representatives from Jefferies via video conference.

Thereafter on March 9, 2023, Yuya Orime, Senior Vice President of SAP, sent back a formal markup of the LOI that incorporated the comments and other feedback from Starton, which included proposals for an increased number of earnout shares, stricter sponsor share promote forfeitures used for financing, board size and composition, and Starton’s interim financing efforts.

On March 10, 2023, Jefferies participated in a video conference with the Healthwell management team, at the management team’s request, where the Healthwell management team discussed transaction structure, and risks, mitigates, and opportunities of the proposed business combination between Healthwell and Starton, as well as the equity values and enterprise values, based on public trading prices, of other early stage and pre-commercial revenue oncology companies.

On March 12, 2023, Jefferies sent Healthwell a list of the equity values and enterprise values, based on public trading prices, of other early stage and pre-commercial revenue oncology companies, which Healthwell management could compare to any proposed public valuation of Starton as of that time.

Between March 12, 2023 and March 15, 2023, Jefferies, SAP, Starton, and Healthwell teams were in daily discussions to negotiate the details of the proposed business combination terms and structure while further due diligence was being completed.

On March 16, 2023, Alyssa Rapp presented an amended non-binding LOI to the HWEL Board, which included a preliminary pre-money valuation of Starton of $225 million, with earn-out opportunities up to an additional $225 million given that a large portion of Starton’s enterprise value is contingent upon the next phases of clinical development for two indications in the clinical 1b trials. The amended LOI contemplated that Healthwell and Starton would enter into a business combination agreement, which included an increased earn-out structure and terms, an increased forfeiture percentage of Healthwell Founder Shares and Starton’s transaction shares for financing efforts, and a minimum cash consideration of $15 million (net of transaction fees). Furthermore, the amended draft LOI contemplated a one-way exclusivity period by Starton ending 45 days after the LOI was fully executed. A motion to approve the submission of the amended draft LOI to Starton was made, seconded, and all board members were in favor.

Thereafter, on March 16, 2023, the amended LOI was submitted by Healthwell to Starton and SAP.

On March 17, 2023, Alyssa Rapp facilitated a phone call with Gus Garcia of SAP to discuss the terms that prevented Starton from executing the amended LOI submitted on March 16, 2023. Gus shared that Starton would not move forward with the current LOI, as Starton’s shareholders were not prepared to move forward with a transaction with an initial pre-money valuation that was below Starton’s most recent round of financing.

Between March 17, 2023 and March 21, 2023, Alyssa Rapp of Healthwell was in daily discussion with Starton CEO, Pedro Lichtinger, and EGS and Jefferies, to discuss final amendments to the proposed LOI with Starton.

On March 21, 2023, Alyssa Rapp sent a further amended LOI to the HWEL Board members and circulated a unanimous written consent approving the submission of the amended non-binding LOI to Starton. Based on Healthwell’s analysis of the list provided by Jefferies of the equity values and enterprise values, based on public trading prices, of other early stage and pre-commercial revenue oncology companies, as well as its increased understanding and due diligence over time of Starton’s clinical 1b protocols underway and the pipeline of potential clinical indications, the amended LOI contemplated, among other things, (i) the financial terms of the transaction, including an illustrative enterprise value for Starton at the time of closing of $260 million, where an additional $250 million of earnout shares could be obtained based upon achieving certain specified stock trading prices or clinical milestones that would augment stockholder value for a total valuation of up to $510 million. It was also discussed by the HWEL Board that market-based adjustments to the enterprise value may be determined to be necessary upon further due diligence findings; (ii) the anticipated pro forma ownership of the combined company; (iii) the transaction structure of the Business Combination; (iv) certain governance matters of the combined business, including Healthwell’s ability to appoint two directors to the board of the combined business; (v) all fees and expenses of Healthwell and Starton being paid by the combined business without reduction to the transaction consideration; and (viii) an exclusivity provision. Furthermore, the second amended LOI contemplated a mutual exclusivity period between both parties ending 45 days after the LOI was fully executed. All board members approved the unanimous written consent.

On March 22, 2023, Alyssa Rapp formally submitted the amended non-binding LOI to Pedro Lichtinger of Starton and Gus Garcia of SAP and Healthwell and Starton executed the amended LOI.

The first in person meeting of Healthwell and Starton management teams took place on March 23, 2023, in New Jersey at Starton’s headquarters. Pedro Lichtinger and select executive members of Starton presented their investor deck to Alyssa Rapp, Tracy Wan, John MacCarthy, a Healthwell director, Ian Beck, a Healthwell Senior Analyst, and Healthwell directors George Hornig, Matt Wandoloski, Ellen Levy and Healthwell Advisor Dr. Funmi Olopade via

video conference. In addition, Starton advisors, Gus Garcia and Lew Silberman of SAP, attended in person. The parties discussed in depth the business model, clinical trial data, Starton’s interaction with the FDA, pro forma cash flow, key strengths, weaknesses, risks, and opportunities of Starton. The visit also included a tour of Starton’s laboratory facilities.

On March 24, 2023, an organizational kick-off call was facilitated by Jefferies. This meeting included representatives from Jefferies, Healthwell, EGS, Starton, Fox Rothschild LLP (“Fox Rothschild”), as Starton’s U.S. legal counsel, Kirkland & Ellis LLP (“K&E”), as Jefferies’ legal counsel, and Marcum, auditors for both Starton and Healthwell. All parties discussed the overview of the business combination between Healthwell and Starton, a broad process overview, a detailed merger timeline, key near term deliverables, and key next steps.

On March 24, 2023, Fox Rothschild and EGS held an initial conference call to discuss tax and transaction structuring issues. A follow up call among Fox Rothschild, EGS, Dentons Canada LLP (“Dentons”), Starton’s Canadian legal counsel, and Peterson McVicar, Canadian local counsel for Healthwell, was held on March 25, 2023. The result of such discussions was that the parties decided that the Starton shares should be acquired using a Canadian Plan of Arrangement, including by issuing Exchangeable Shares to electing Canadian Starton Shareholders.

On March 31, 2023, an initial weekly status call was facilitated by Jefferies. This meeting included the representatives from Jefferies, Healthwell, EGS, Starton, Fox Rothschild, K&E and Marcum. All parties discussed an overview of the progress of the business combination between Healthwell and Starton, a broad process overview, a detailed merger timeline, key near term deliverables, and key next steps. The call was held at least once of week thereafter during the negotiation of the Business Combination Agreement.

On April 3, 2023, Alyssa Rapp and representatives of Starton, SAP, and Jefferies met in person at the Jefferies office in New York, New York for an initial drafting session of the investor presentation that could be used by Starton and Healthwell in connection with the transaction, followed by a dinner to discuss the transaction, Business Combination Agreement, and next steps.

On April 4, 2023, Starton and Healthwell management participated in a business and legal due diligence call, along with representatives from SAP, with Jefferies and the respective legal counsel.

On April 5, 2023, representatives of Healthwell, Starton, SAP, Jefferies, K&E, and EGS held a preliminary financial due diligence meeting to discuss the key inputs and drivers of the financial model. Immediately thereafter, Jefferies held a formal financial due diligence session.

On April 6, 2023, the HWEL Board held a general board update meeting with members of Healthwell’s management team to discuss the Starton transaction.

On April 10, 2023, EGS sent Fox Rothschild an initial draft of the Business Combination Agreement.

On April 11, 2023, the Healthwell management team and representatives from Jefferies conducted a meeting to revise the investor presentation.

On April 12, 2023, K&E facilitated a due diligence call with Healthwell management regarding Healthwell. Thereafter, K&E facilitated a due diligence call with Healthwell’s auditor.

On April 12, 2023, Healthwell conducted a due diligence call with Starton’s Scientific Advisors to assess certain research and development metrics, clinical trial results and next steps, risks, and FDA regulatory dynamics, among other matters.

On April 14, 2023, Healthwell conducted a board meeting to discuss the following: transaction timeline for the Starton business combination, the Jefferies’ engagement letter as capital markets advisor, a fairness opinion update, a review of the due diligence conducted to-date on Starton, and a legal update on the Business Combination Agreement and the Canadian Entity formation process.

Between April 15, 2023 and April 18, 2023, Healthwell, EGS, Jefferies and K&E reviewed the Business Combination Agreement and investor presentation.

On April 18, 2023, Fox Rothschild sent EGS a revised draft of the Business Combination Agreement. Between April 18, 2023 and April 26, 2023, the parties exchanged several drafts of the Business Combination Agreement. Among the material issues discussed and negotiated during this time was the length of the earnout period, which was increased from three years to five years, and the addition of a registration rights agreement for Starton Shareholders who are affiliates of the Pubco post-Closing.

On April 19, 2023, Healthwell and EGS conducted an FDA regulatory review with Hyman, Phelps, and McNamara LLP (“HPM”) to discuss their due diligence findings and clinical trial data protocol review. HPM recommended further review of the work-in-progress Clinical 1B protocol submission prepared by Starton for the FDA. This document was immediately provided to Healthwell, reviewed by HPM. The key takeaways were shared with the HWEL Board at a meeting on April 19, 2023.

At the April 19, 2023 HWEL Board meeting, EGS also circulated the initial drafts of the primary Business Combination Agreement and all related ancillary documents. The HWEL Board also received a copy of the investor presentation. A detailed discussion of the structure of the transaction via the Canadian “Plan of Arrangement” process ensued. The HWEL Board had a detailed discussion of the status of the transaction, including the contents of the investor presentation, and agreed, in principle, that if terms of the final Business Combination Agreement were consistent with those discussed, then the Board would approve the transaction by unanimous written consent when finalized.

Between April 21, 2023 and April 26, 2023, the parties continued to negotiate the Business Combination Agreement and exchanged several drafts of the ancillary documents.

On April 24, 2023, Alyssa Rapp and Pedro Lichtinger pre-recorded the call script for the press release of the business combination between Healthwell and Starton that was prepared by Edelman.

On April 25, 2023, an all-hands call was facilitated by Jefferies to review the investor presentation. This meeting included the representatives from Jefferies, Healthwell, EGS, Starton, Fox Rothschild, K&E, and Marcum.

On April 26, 2023, the HWEL Board members approved the Business Combination Agreement by a unanimous written consent.

On April 27, 2023, Healthwell, Starton and the other parties thereto executed the Business Combination Agreement and publicly announced the entry into the Business Combination Agreement. The Business Combination Agreement was subsequently amended on May 15, 2023.

HWEL Board’s Reasons for the Approval of the Business Combination

The HWEL Board, before reaching its unanimous decision to recommend the Business Combination to the HWEL stockholders, consulted with HWEL’s advisors and reviewed in detail information and analyses provided, as further described below. HWEL’s management and the members of the HWEL Board concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the proposed Business Combination and its terms. The due diligence and analyses conducted by HWEL’s management and HWEL’s advisors included:

•        live meetings and video conference calls with the management team and advisors of Starton regarding, among other, things, Starton’s clinical studies to date and those forthcoming, engagement of FDA experts to guide the board’s decision making, and more;

•        review of material contracts and other material matters;

•        financial, tax, legal, clinical, operational, business, regulatory, business and other due diligence;

•        consultation with Starton management and its legal counsel;

•        consultation with Starton’s scientific advisory board who advise and guide Starton’s clinical studies;

•        review of Starton’s growth potential with reputable third party service provider who helped Starton to prepare its total available market analysis; and

•        financial analyses of Starton, the Business Combination and the estimated total addressable market, based on publicly available information and equity value and enterprise value, based on public trading prices, of other early stage pre-commercial oncology companies prepared by Jefferies and presented to the Healthwell management team, as further described in the section entitled “— Healthwell Management Financial Analysis” below.

In addition, although the Current Charter waived the corporate opportunities doctrine, none of the directors or officers of HWEL diverted corporate opportunities to other entities during HWEL’s search for a business combination target. As a result, the HWEL Board did not believe that such waiver impacted HWEL’s search for a business combination target.

At the conclusion of this process, the HWEL Board determined that while, like all potential business deals, the acquisition of Starton presents potential risks, nevertheless pursuing a potential business combination with Starton would overall be an attractive opportunity for HWEL and its stockholders for a number of reasons, including, but not limited to, the belief that (1) Starton has competitive advantages relative to a robust addressable market, (2) if Starton is successful in completing its Clinical 1B Trials, Starton may be able to successfully continue to Phase 2 Clinical Trials for one or more Clinical Indications and (3) that HWEL can successfully merge with Starton at present at an attractive valuation to maximize potential returns to HWEL Stockholders.

In addition, based on its review of information about Starton, its clinical expertise, track record and business plans, and the results of HWEL’s management’s financial analyses, as further described below, the factors considered by the HWEL Board included, but were not limited to, the following:

•        Robust Addressable Market.    Starton focuses its efforts purely in oncology. Starton first program, STAR-LLD, addresses the continuous delivery of Revlimid (lenalidomide) in both multiple myeloma and chronic lymphocytic leukemia. These two indications yield a global market opportunity of $6.5 billion and $5.3 billion respectively. Currently, over 70% of patients who have multiple myeloma are prescribed Revlimid as front-line treatment and 30% of multiple myeloma patients will have to stop taking lenalidomide as a maintenance treatment due to blood toxicity. In 2021, $11 billion in revenue was generated from Revlimid in maintenance treatment.

•        Authentic and Passionate Focus on Company Mission.    Starton’s mission to accelerate innovation of its continuous delivery technology platform for FDA-approved therapeutics that can provide equal efficacy and lower toxicity to patients with multiple myeloma and chronic lymphocytic leukemia, let alone other disease states, strongly motivates the company’s leadership team, advisors, and scientific board members.

•        Multiple Potential Avenues for Clinical Success.    Starton has reduced its risk profile by strictly going after already FDA approved API. As such, Starton has developed a diverse pipeline with significant commercial potential. Starton’s pipeline to-date includes multiple myeloma, chronic lymphocytic leukemia, lymphoma, prostate cancer, and chemotherapy-induced nausea and vomiting, as well as additional undisclosed indications.

•        Strong Leadership.    Starton’s experienced management team, led by its co-founder, Chairman and Chief Executive Officer Pedro Lichtinger, has strong personal conviction and alignment with platform participants. Mr. Lichtinger’s extensive biotech experience from over 16 years as President of Pfizer Europe and a leader of Pfizer’s global products management, as well as two recent CEO roles at two biotech companies, instill a great deal of confidence in his stewardship of Starton.

•        Attractive Valuation.    The HWEL Board’s determination that, if Starton is successful in achieving its goals, HWEL stockholders will have acquired their shares in the combined company at an attractive valuation based on the implied valuation of other guideline biotechnology platform companies.”

•        Terms and Conditions of the Business Combination Agreement.    The terms and conditions of the Business Combination Agreement and the Business Combination, are, in the opinion of the HWEL Board, the product of arm’s length negotiations between the parties.

•        Continued Ownership by Starton Shareholders.    The HWEL Board considered that Starton Shareholders are converting all of their equity into the combined company in the proposed Business Combination and that the shares of certain significant Starton Shareholders will be subject to lock-up restrictions after the Closing.

•        Starton Being an Attractive Target.    The HWEL Board considered the fact that, after a thorough review of other business combination opportunities reasonably available to HWEL, the proposed Business Combination represents the most attractive opportunity based upon the process used to evaluate and assess other potential acquisition targets.

In the course of its deliberations, in addition to the various other risks associated with the business of Starton, as described in the section entitled “Risk Factors” and appearing elsewhere in this proxy statement/prospectus, the HWEL Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•        Limited Operating History.    Starton is an early-stage company with a limited operating history, making it difficult for investors to evaluate the opportunity.

•        Business Plans May Not be Achieved.    Starton’s ongoing clinical Studies may not be successful, or may take longer or be costlier to implement than anticipated, which may affect its timeline and ability to generate revenues or become profitable.

•        Competition.    Starton currently and in the future, will compete with offerings of larger, more established and better-capitalized pharmaceutical companies. Starton’s business will suffer if it cannot successfully complete the clinical trials in progress.

•        Macroeconomic Uncertainty.    Macroeconomic uncertainty and the effects they could have on Starton’s revenues and financial performance.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Readiness to be a Public Company.    As Starton has not previously been a public company and its current management team has not managed a public company before, Starton may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC. There is a risk that Starton will not be able to hire the right people to timely fill in these gaps or that Starton’s compliance infrastructure may not be able to keep pace with the increased compliance risks presented by rapid growth.

•        Valuation.    The risk that the HWEL Board may not have properly valued Starton’s business and did not obtain a third-party valuation or independent fairness opinion in connection with the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Redemptions.    The risk that holders of HWEL Public Shares exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account.

•        Exchange Listing.    The potential inability to maintain the listing of the Combined Company’s securities on a national exchange following the Closing.

•        Liquidation.    The risks and costs to HWEL if the Business Combination with Starton is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in HWEL being unable to affect a business combination within the completion window, which would require HWEL to liquidate.

•        Commercial Revenues.    Starton believes that based on the results of the animal studies, we will likely be awarded breakthrough designation. This strategy would provide for a registration in 2027. Accordingly, Starton does not expect commercial revenues until 2027.

•        Capital Raise.    Starton may need to raise additional capital to continue to fund future clinical trials.

In addition to considering the factors described above, the HWEL Board also considered that the Sponsor and certain officers and directors of HWEL may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of HWEL Stockholders (see section entitled “The Business Combination Proposal — Interests of HWEL’s Officers and Directors and Others in the Business Combination”). After considering the foregoing, the HWEL Board concluded, in its business judgment, that the potential benefits to HWEL and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

HWEL Management Financial Analysis

Over the course of several weeks, HWEL’s management, HWEL Board, select HWEL advisors with directly relevant expertise vis-à-vis the target company, Starton, completed financial due diligence activities with respect to Starton. Throughout the course of our financial due diligence of Starton, the following actions were taken:

(1)    Review of Starton’s audited financial statements to date, including for the fiscal years ended March 31, 2022 and 2021, unaudited nine month financial performance for fiscal period from April 2022 to December 2022, with a formal auditor review anticipated by Starton’s auditors, Marcum, on or before April 30, 2023. It was observed that although Starton is pre-commercial revenue, it recognized $2.5 million of licensing revenue from an international company will invest in/commercialize an alternate use of the continuous delivery system exclusively for an international market.

(2)    Review of the cash flow requirements per clinical trial, “per indication,” per clinical phase, with Starton’s CEO, CFO, and Chief Medical Officer live at Starton’s headquarters in Paramus, NJ and follow-up conversations via Zoom. A several hours session was also led by Starton’s Chief Medical Officer to walk through the clinical results to date in animal models at the same live session.

(3)    Review of the highest-level total available market and serviceable available market assumptions with Starton’s CEO, CFO, and their reputable third-party provider who supported the development of the financial projections in partnership with Starton. Highest-level assumptions for the pro forma financial model reviewed with the reputable third-party provider, included, but were not limited to:

a.      No expected commercial revenues until fiscal year 2027, except for the aforementioned clinical license agreement under which $2.5 million had been generated to date, with up to $5 million total revenue potential to Starton over time; and

b.      Current financial projections include concurrent marketing and commercialization of potential transdermal delivery systems and existing FDA-approved drug(s). It was noted that Starton filed a separate patent to protect each delivery systems/drug combination.

(4)    Healthwell’s management team and, at the request of the Healthwell management team, representatives from Jefferies reviewed Starton’s financial projections, including:

a.      Cost assumptions per year, inclusive of the years 2023-2026 where no commercial revenue is anticipated in the U.S.;

b.      Basic assumptions around commercialization (revenue and expenses) beyond the fiscal year 2027;

c.      Discussion of Starton CEO’s conservatism built into the existing model, including concepts such as:

i.       Possible achievement of “breakthrough designation” status by the FDA, thus acceleration of commercial timeline; although no guarantee this would be achieved;

ii.      Possible commercial launch in markets outside of the U.S. prior to the launch in U.S., thus accelerated commercial timeline;

iii.    Possible achievement of clinical milestones in more than one indication, thus commercialization of more than one delivery system + already-approved FDA drug, as new “standard of care”; and

iv.      “Maintenance” use of delivery system/drug included at low levels in the current financial model.

(5)    HWEL’s management and all relevant service providers due diligence session with Starton’s Chief Medical Officer and three scientific advisory board members. Detailed discussion of each advisor’s credentials in their respective fields was discussed, as listed below:

a.      Mohamed Hussein, MD (Chair, Scientific Committee; Cleveland Clinic/Celgene)

b.      Kenneth Anderson, MD (Multiple Myeloma Lead, Scientific Committee; Harvard Medical School/Dana Farber Cancer Institute)

c.      Asher Chanan-Khan, MD (CLL Lead, Scientific Committee; Mayo Clinic)

d.      Fotios Plakogiannis, PhD/Cofounder, Managing Director, Transdermal Research Laboratory

Each of the three scientific advisors shared his perspective on the potential life-changing impact on Starton’s delivery system/drug combinations to achieve same bioavailability of drug with lower toxicity, and potentially higher efficacy, and the impact on multiple myeloma and chronic lymphocytic leukemia patients that may result from Starton’s delivery system/drug combinations.

(6)    Engagement of an FDA legal/regulatory expert to confirm the factual accuracy of the clinical trial stages and process as has been presented by Starton.

a.      Board presentation of FDA expert’s opinion and findings, in concert with the walk-through of the Business Combination Agreement, including discussion of the milestones that would trigger the Earnout Considerations; and

b.      Follow-up request of Starton for its draft protocol to be reviewed.

(7)    Review of the list of comparable public company equity values and enterprise values prepared by Jefferies, based on public trading prices. The comparable public companies were U.S. and E.U. domiciled companies, all early-stage (e.g., pre-clinical through phases 1 and 2) with an oncology pipeline, each having no commercial revenue and a market capitalization less than $1 billion. The mean equity value of these companies, based on public trading prices, was approximately $324 million. Healthwell’s management team did not rely upon, and recommended that the board of directors not rely upon, Starton’s financial projections in making a determination of value given that there are no expected commercial revenues until 2027. The primary methodology used in the management team’s framing of value was the public company equity value and enterprise value comparison, based on public trading prices, prepared by Jefferies in its capacity as capital markets advisor to Healthwell. Healthwell’s management team felt comfortable that the proposed pro forma equity value for Starton of $375 million was in line with the range of equity values of the comparable public companies, and that the proposed initial transaction consideration of $260.0 million was therefore appropriate. Moreover, the proposed earnout of $250 million (assuming, for illustrative purposes only, 25,000,000 shares issued at a value of $10.00 per share), if achieved, would be clinical-milestone based and/or stock price based using a volume weighted average price, and which if achieved would bring the total equity value of Starton to $510 million. As such, the total equity value would still be lower than the high water marks of equity value, based on public trading prices, of approximately $600 million of two of the companies included in the comparable public company equity value and enterprise value comparison prepared by Jefferies and presented to Healthwell’s management team. Jefferies was not engaged by Healthwell to provide any report, opinion or appraisal, and did not deliver a report, opinion or appraisal to Healthwell, nor does Jefferies’ provision of publicly available equity and enterprise valuation figures constitute such a report, valuation or appraisal.

The HWEL Board consistently indicated that it views with skepticism the primary reliability of projections beyond 18-24 months. Given that it is widely understood by all key stakeholders of this transaction that Starton does not anticipate any commercial revenue until fiscal year 2027, based upon several previous board discussions, the HWEL Board thus determined that financial projections thus are of low value to the current Public Stockholder in this transaction.

HWEL’s management team did not rely upon, and recommended that the HWEL Board not rely upon, Starton’s financial projections in making a determination of value given that the projections showed no expected revenue until 2027. The HWEL Board did not rely upon the projections, and because a fairness opinion would have relied on such projections, the HWEL Board also decided not to obtain a fairness opinion in connection with its determination to approve the Business Combination (including the consideration to be delivered to Starton’s equity holders under the terms of the Business Combination Agreement). Moreover, HWEL’s management and the members of the HWEL Board have substantial experience in evaluating the financial merits of companies across a variety of industries, including healthcare-related businesses, and the HWEL Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the HWEL Board, as further described under the heading “HWEL Financial Analysis,” above included estimates of the potential addressable market and analyses of certain financial information about peer public companies and other relevant financial information selected based on the business experience and professional judgment of HWEL management and the HWEL Board.

Prior Disclosures

Starton is aware that its CEO appeared on the television program “Unicorn Hunters” on June 7, 2021. During that appearance, the CEO made a number of representations as to Starton’s approach to reformulating drug products to improve efficacy, tolerability and patients’ quality of life. As part of these representations, the CEO raised the specific example of Starton’s investigational reformulation of Revlimid™. While Starton believes in the value of its product, it understands that any clinical superiority claims cannot be made absent specific findings from rigorous clinical studies which Starton has not undertaken. The CEO’s comments on the television program were not intended to suggest Starton has conducted such studies; Starton does not have data to support these specific representations and disclaims any representations or purported representations by its CEO which either stated or implied the contrary.

Satisfaction of 80% Test

It is a requirement under the Current Charter that any business acquired by HWEL have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding deferred underwriting commission and tax payable on interest earned) at the time of the execution of a definitive agreement for an initial business combination.

As of April 27, 2023, the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $256.76 million (excluding deferred underwriting commissions and taxes payable on interest earned) and following stockholder redemptions in connection with extensions, 80% thereof was approximately $205.41 million. Based on the fact that the $260 million fair market value of Starton is significantly in excess of the threshold of approximately $205.41 million, representing in excess of 80% of the balance of the funds in the Trust Account (excluding deferred underwriting commission and tax payable on interest earned), the HWEL Board determined that the fair market value of Starton was substantially in excess of 80% of the funds in the Trust Account and that the 80% test was therefore satisfied.

Redemption Rights

Public Stockholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for the proposed Business Combination, against the proposed Business Combination, or do not vote in relation to the proposed Business Combination.

Any Public Stockholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds and not previously released to HWEL to pay HWEL’s taxes, divided by the number of then-outstanding Public Shares, provided, however that such Public Stockholder must follow the procedures outlined in this proxy statement/prospectus (including, with respect to Public Shares that are part of HWEL Units, that the HWEL Units must first be separated into component Public Shares and Public Warrants as described in this proxy statement/prospectus), in order to receive cash for any Public Shares such Public Stockholder intends to redeem. As of [__], 2023, this would have amounted to approximately $[__] per Public Share, based on the amount held in the Trust Account on such date.

If a Public Stockholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.

HWEL’s Insiders will not have redemption rights with respect to any Public Shares owned by them, directly or indirectly.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     hold Public Shares or hold Public Shares through HWEL Units and you elect to separate your HWEL Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(b)    prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting):

(i)     submit a written request to the Transfer Agent that HWEL redeem your Public Shares for cash, and

(ii)    deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

Holders of HWEL Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their HWEL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the HWEL Units into the underlying Public Shares and Public Warrants, or if a holder holds HWEL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus. HWEL will be required to honor such request only if made prior to the deadline for exercising redemption requests.

If the Business Combination is not approved or completed for any reason, then the Public Stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, HWEL will promptly return any shares previously delivered by Public Stockholders.

The closing price of shares of Public Shares on [__], 2023 was $[__] per share. Prior to exercising redemption rights, stockholders should verify the market price of Public Shares, as they may receive higher proceeds from the sale of their shares of Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. HWEL cannot assure Public Stockholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in HWEL’s securities when HWEL’s Stockholders wish to sell their shares.

Material U.S. Federal Income Tax Consequences of the Business Combination to HWEL Stockholders

The following description addresses the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of HWEL Common Stock that (i) elect to have their HWEL Common Stock redeemed for cash if the Business Combination is completed, or (ii) participate in the Business Combination. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this description, a “U.S. Holder” means a beneficial owner of HWEL Common Stock that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of HWEL Common Stock that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold HWEL Common Stock as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•        financial institutions, underwriters or other financial services entities;

•        broker-dealers;

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        specified expatriates or former long-term residents of the United States;

•        persons that hold HWEL Common Stock as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•        U.S. Holders whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        specified foreign corporations;

•        “qualified foreign pension funds” as defined in Section 897(I)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•        partnerships (or other entities classified as partnership for U.S. federal income tax purposes) or partners in such partnerships or entities classified for U.S. federal income tax purposes as a “disregarded entity”;

•        persons required to accelerate the recognition of any item of gross income with respect to HWEL Common Stock as a result of such income being recognized on an applicable financial statement;

•        persons who actually or constructively own 5% or more of HWEL Common Stock by vote or value (except as specifically provided below); or

•        the Sponsor or its affiliates and holders of Founder Shares.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as described herein, any tax reporting obligations of a holder of HWEL Common Stock. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold HWEL Common Stock through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of HWEL Common Stock, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on HWEL Common Stock and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of HWEL Common Stock is made in U.S. dollars.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF HWEL COMMON STOCK MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HWEL URGES BENEFICIAL OWNERS OF HWEL COMMON STOCK WHO CHOOSE TO EXERCISE THEIR REDEMPTION RIGHTS OR WHO CHOOSE TO PARTICIPATE IN THE BUSINESS COMBINATION TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND OWNING AND DISPOSING OF PUBCO COMMON STOCK AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Business Combination to U.S. Holders of HWEL Common Stock

It is intended that the Business Combination qualifies as an exchange described in Section 351(a) of the Code and that the Merger qualifies as a reorganization under Section 368(a)(1)(F) of the Code. Subject to the limitations and qualifications set forth herein (including the limitations and qualifications set forth in the opinion of Ellenoff Grossman & Schole LLP that will be filed as Exhibit 8.1), it is the opinion of Ellenoff Grossman & Schole LLP, counsel to HWEL, that the Merger, taken together with other relevant portions of the transactions contemplated in the Business Combination Agreement, should qualify as an integrated transaction described in Section 351(a) of the Code and that the Merger qualifies as a reorganization under Section 368(a)(1)(F) of the Code. However, there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not successfully challenge this position, and if so then the exchange of HWEL Common Stock for Pubco Common Stock will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351 of the Code and that the Merger qualifies as a reorganization under Section 368(a)(1)(F) of the Code. Assuming such qualification, a U.S. Holder that receives Pubco Common Stock in exchange for HWEL Common Stock in the Business Combination generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the Pubco Common Stock received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the HWEL Common Stock exchange there for. The holding period of the Pubco Common Stock should include the holding period during which the HWEL Common Stock exchanged therefor were held by such U.S. Holder.

The Receipt of Pubco Warrants in the Business Combination

If the Business Combination qualifies as an exchange pursuant to Section 351(a) of the Code, a U.S. Holder of only HWEL Warrants would realize and recognize gain or loss in such exchange in an amount equal to the difference between the fair market value of Pubco Warrants received by such U.S. Holder in the Business Combination and the adjusted tax basis of HWEL Warrants surrendered by such U.S. Holder in the Business Combination. If such U.S. Holder surrenders both HWEL Common Stock and HWEL Warrants in the Business Combination in exchange for both Pubco Common Stock and Pubco Warrants, such U.S. Holder of HWEL Common Stock and HWEL Warrants should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the sum of the fair market value of the HWEL Common Stock and HWEL Warrants over (y) such U.S. Holder’s aggregate adjusted tax basis in the HWEL Common Stock and HWEL Warrants) and (ii) the fair market value of the Pubco Warrants received by such U.S. Holder in such exchange. As a result of such an exchange, such U.S. Holder should have a tax basis in the Pubco Common Stock equal to the tax basis in the HWEL Common Stock and HWEL Warrants surrendered, plus any gain recognized in the exchange, less the fair market value of the Pubco Warrants received. In addition, such U.S. Holder’s tax basis in the Pubco Warrants should be fair market value determined on the date of the Business Combination. In addition, the holding period for the Pubco Common Stock should include the period during which the U.S. Holder held its HWEL Common Stock, and the holding period for the Pubco Warrants should start on the day after the Business Combination.

In the event that the Business Combination does not qualify as a non-recognition transaction pursuant to Section 351 of the Code, generally, the Business Combination will be treated as a taxable sale or exchange of HWEL Warrants or HWEL Warrants and HWEL Common Stock, as may be applicable to any particular U.S. Holder, by U.S. Holders in exchange for Pubco Warrants or Pubco Warrants and Pubco Common Stock, as may be applicable.

U.S. Holders of HWEL Warrants are urged to consult with their tax advisors regarding the treatment of their warrants in connection with the Business Combination.

Material U.S. Federal Income Tax Consequences to Redemption

Tax Consequences to U.S. Holders That Elect to Have Their HWEL Common Stock Converted for Cash

This section makes references to holders of HWEL Common Stock that elect to have their HWEL Common Stock “converted” for cash. For purposes of this description, “conversion” refers to the process of requesting that a holder’s HWEL Common Stock be redeemed for cash. This section is addressed to U.S. Holders of HWEL Common Stock that elect to have their HWEL Common Stock redeemed for cash. For purposes of this description, a “Converting U.S. Holder” is a U.S. Holder that so converts its HWEL Common Stock into cash.

Except as described in the following paragraph, a Converting U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received on the conversion and such stockholder’s adjusted basis in the HWEL Common Stock exchanged if the conversion completely terminates the Converting U.S. Holder’s interest in HWEL (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its HWEL Common Stock will generally be equal to the cost of such HWEL Common Stock. A U.S. Holder who purchased HWEL Common Stock in the IPO generally will have a tax basis in the HWEL Common Stock that were part of the units equal to the portion of the purchase price of such units allocated to the HWEL Common Stock (such allocation based on the relative fair market value of the HWEL Common Stock and the Warrants at the time). This gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. It is possible that because of the conversion rights associated with the HWEL Common Stock, the holding period of such shares may not be considered to begin until the date of such conversion (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Stockholders who hold different blocks of HWEL Common Stock (generally, shares of HWEL purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon conversion that does not completely terminate the Converting U.S. Holder’s interest will still give rise to capital gain or loss, if the conversion is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the conversion is substantially disproportionate or not essentially equivalent to a dividend with respect to a Converting U.S. Holder, that Converting U.S. Holder is deemed to own not only shares actually owned, but also, in some cases, shares such holder may acquire pursuant to options (including shares that may be acquired pursuant to the Warrants) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the conversion will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes that carry voting rights) of HWEL is reduced immediately after the conversion to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the conversion; (ii) the Converting U.S. Holder’s percentage ownership of the outstanding HWEL Common Stock (both voting and nonvoting) immediately after the conversion is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the conversion; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the conversion, less than 50% of the total combined voting power of all classes of shares of HWEL entitled to vote. Whether the conversion will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Holder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the conversion must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of HWEL. If the stockholder’s relative interest in the corporation is minimal and the stockholder does not have meaningful control over the corporation, and taking into account the effect of Redemptions by other stockholder’s, its percentage ownership (including constructive ownership) is reduced as a result of the Redemption, such U.S. Holder should generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any Redemption of its HWEL Common Stock.

If none of the tests described above applies, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of HWEL’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Converting U.S. Holder’s basis in the HWEL Common Stock (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the HWEL Common Stock. U.S. Holders of HWEL Common Stock considering exercising their conversion rights should consult their own tax advisors as to whether the conversion will be treated as a sale or as a distribution under the Code.

Non-U.S. Holders

Tax Consequences to Non-U.S. Holders That Elect to Have Their HWEL Common Stock Converted for Cash

This section is addressed to Non-U.S. Holders of HWEL Common Stock that elect to have their HWEL Common Stock converted for cash. For purposes of this section of this proxy statement/prospectus, “conversion” of shares for cash means the process of exercising a holder’s right to redeem its shares for cash as further described in this proxy statement/prospectus. For purposes of this description, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that so converts its HWEL Common Stock.

Except as otherwise described in this section, a Converting Non-U.S. Holder who elects to have its HWEL Common Stock converted for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the description above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their HWEL Common Stock Converted for Cash.”

A Converting Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

•        such Converting Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the Redemption takes place and certain other conditions are met; or

•        such Converting Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Converting Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any Redemption of HWEL Common Stock for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Converting Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Converting Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Converting Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Converting Non-U.S. Holder), will be taxed as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their HWEL Common Stock Converted for Cash.” In addition, dividends received by a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Converting Non-U.S. Holders of HWEL Common Stock considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

Information Reporting and Backup Withholding

HWEL must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required.

Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of HWEL Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including HWEL Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of HWEL Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of HWEL Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of HWEL Common Stock.

Anticipated Accounting Treatment

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Starton will be treated as the accounting acquirer and HWEL will be treated as the accounting acquiree for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Starton issuing shares at the Closing for the net assets of HWEL as of the date of the Closing, accompanied by a recapitalization. The net assets of HWEL will be stated at historical cost, with no goodwill or other intangible assets recorded.

Starton has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

•        The former owners of Starton hold the largest portion of voting rights in Pubco;

•        Starton has the right to appoint a majority of the directors in Pubco;

•        Starton’s existing senior management team comprises a majority of management of Pubco; and

•        the operations of Starton represent the ongoing operations of Pubco.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not expected to be subject to any additional federal or state regulatory requirement or approval, except the Business Combination and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.

Appraisal Rights

Stockholders of HWEL do not have appraisal rights in connection with the Business Combination under the DGCL.

Vote Required for Approval

The approval of the Business Combination Proposal will require the affirmative vote of holders of a majority of the shares of HWEL Common Stock that are voted at the Special Meeting.

If the Business Combination Proposal or any of the other Required Approvals fails to receive the required stockholder approval, the Business Combination will not be completed.

Recommendation of the Board

THE HWEL BOARD RECOMMENDS THAT THE HWEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL 2: THE CHARTER PROPOSAL

Overview

In connection with the Business Combination, HWEL is asking HWEL’s stockholders to consider and vote upon and to approve a proposal to replace the current charter of Pubco with the Amended and Restated Certificate of Incorporation (the “Proposed Charter”), substantially in the form attached to this proxy statement/prospectus as Annex B, to be effective upon the consummation of the Business Combination (the “Charter Proposal”). The Charter Proposal is conditioned on the approval of each of the other Required Proposals. Therefore, if any of the Required Proposals is not approved, then the Charter Proposal will have no effect, even if approved by HWEL’s stockholders. The Charter Proposal is not conditioned on the separate approval of the Organizational Documents Proposals.

Proposed Amended and Restated Certificate of Incorporation of Pubco

The following table sets forth a summary of the principal changes proposed to be made between the Current Charter of HWEL and the Proposed Charter of Pubco. This summary is qualified by reference to the complete text of the proposed Current Charter, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read each of the Current Charter, the Proposed Charter, and the Proposed Bylaws in their entirety for a more complete description of their terms.

Provision	Current Charter of HWEL	Proposed Charter of Pubco
Authorized Capital Stock

HWEL’s Current Charter authorizes 401,000,000 shares consisting of (i) 400,000,000 shares of HWEL Common Stock, including (i) 380,000,000 shares of HWEL Class A Common Stock and (ii) 20,000,000 HWEL Class B Common Stock and (ii) 1,000,000 shares of preferred stock.

The Proposed Charter will authorize [__] shares of Pubco Common Stock, including (i) [__] shares of Pubco Class A Common Stock, (ii) [__] shares of Pubco Class C Common Stock and (iii) [__] shares of preferred stock.

The Proposed Charter provides that the number of authorized shares of any of the preferred Stock, Pubco Class A Common Stock or Pubco Class C Common Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding or issuable upon the exchange of other classes of capital stock of Pubco or other securities of Pubco that are exchangeable for or convertible into shares of any such class or series of capital stock of Pubco) by the affirmative vote of the holders of a majority in voting power of the stock of Pubco entitled to vote thereon.

Voting Rights

Holders of shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

Holders of the Pubco Class A Common Stock and Pubco Class C Common Stock will be entitled to one vote per share on each matter properly submitted to the stockholders.

Provision	Current Charter of HWEL	Proposed Charter of Pubco
Removal of Directors

Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the HWEL Board may be filled only by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Any director or the entire board may be removed from office for cause and only by the affirmative vote of the holders of 66⅔% of the voting power of the outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

Stockholder Actions

The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any special meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of HWEL which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy), unless a higher vote is required by applicable law, shall be as valid and binding upon HWEL and upon all the stockholders as though it had been approved or ratified by every stockholder of HWEL, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

The Proposed Charter will provide that subject to the rights, if any, of the holders of any outstanding series of the preferred stock, and to the requirements of applicable law, special meetings of stockholders of Pubco may be called only by the Pubco Board pursuant to a resolution adopted by a majority of the Pubco Board or the Secretary of Pubco, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco then entitled to vote on the matter or matters to be brought before the proposed special meeting that complies with the procedures for calling a special meeting of the stockholders as may be set forth in the Proposed Bylaws. Except as may be otherwise provided for or fixed pursuant to the Proposed Charter relating to the rights of the holders of any outstanding series of preferred stock, any action required or permitted to be taken by the stockholders of Pubco must be effected by a duly called annual or special meeting of such stockholders.

Provision	Current Charter of HWEL	Proposed Charter of Pubco
Charter Amendments

An amendment of such Current Charter shall be in accordance with the DGCL, which generally requires (1) the approval of the board of directors, (2) the approval of the holders of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of any class entitled to vote thereon as a class, if any. Generally, the DGCL standard used for amendment to HWEL’s Current Charter described above will apply. However, an amendment to Article IX of the Current Charter shall be approved by the affirmative vote of the holders of at least sixty-five percent (65%) of the then outstanding shares of HWEL Common Stock.

The Proposed Charter provides that an amendment shall be in accordance with the DGCL, which generally requires (1) the approval of the Pubco Board, (2) the approval of the holders of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of any class entitled to vote thereon as a class, if any. Generally, the DGCL standard used for amendment to the Proposed Charter described above will apply. However, an amendment to certain provisions of the Proposed Charter relating to number of directors and director terms and to Bylaw amendments cannot be made without the affirmative vote of holders of at least 66⅔% of the voting power of the then outstanding shares of capital stock entitled to vote on such amendment and stockholder amendments to the Bylaws cannot be made without the affirmative vote of holders of at least 66⅔% of the voting power of the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Name of the Company	Healthwell Acquisition Corp. I	HWEL Holdings Corp.
Provisions Specific to a Blank Check Company

The Current Charter contains provisions in Article IX in connection with the mechanics and logistics relating to a Business Combination, and such provisions cannot be amended without the affirmative vote of the holders of at least sixty-five percent (65%) of the then outstanding shares of HWEL Common Stock. The Current Charter also contains provisions in Article IX that HWEL will consummate an initial business combination only if a majority of the then outstanding shares of HWEL Common Stock present and entitled to vote at the meeting to approve the Business Combination are voted for the approval of such Business Combination.

The Proposed Charter does not include blank check company provisions or other provisions applicable prior to a Business Combination, such as Article IX of the Current Charter, because, upon consummation of the Business Combination, Pubco will not to be a blank check company.

Provision	Current Charter of HWEL	Proposed Charter of Pubco
Mandatory Redemption	N/A

The Proposed Charter provides for the mandatory redemption of a number of shares of Pubco Class C Common Stock held by a holder upon the issuance of a corresponding number of shares of Pubco Class A Common Stock to such holder in respect of Exchangeable Shares held by such holder that are redeemed by ExchangeCo or CallCo, as applicable.

Transfer Restrictions	N/A

The Proposed Charter provides that no transfer of shares of Pubco Class C Common Stock may be made unless (i) such transfer is made to a Permitted Transferee and the transferor concurrently transfers to such Permitted Transferee an equal number of Exchangeable Shares in accordance with the terms and conditions of ExchangeCo’s governing documents, (ii) such transfer is made to Pubco in connection with the redemption provisions described above, (iii) such transfer is in connection with any pledge or other encumbrance of Exchangeable Shares and a corresponding number of shares of Pubco Class C Common Stock pursuant to a bona fide financing transaction and a Transfer of any such shares results from any foreclosure thereon, (iv) such transfer is made pursuant to any liquidation, merger, stock exchange or other similar transaction subsequent to the consummation of the Business Combination which results in all of Pubco’s stockholders exchanging or having the right to exchange their shares of common stock for cash, securities or other property, or (v) such Transfer is approved by the Pubco Board or a duly constituted committee thereof and the transferor concurrently transfers an equal number of Exchangeable Shares to the transferee in accordance with the terms and conditions of ExchangeCo’s governing documents.

Bylaws of Pubco

In addition, below is a summary of the Proposed Bylaws. This summary is qualified by reference to the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All stockholders are encouraged to read the Bylaws in its entirety for a more complete description of its terms.

Pursuant to the Proposed Bylaws, Pubco will maintain a registered office as set forth in the Proposed Charter. All meetings of stockholders will be held at such place, if any, as may be designated from time to time by the Pubco Board and stated in the notice of the meeting.

Except as otherwise provided by applicable law, the Proposed Charter or the Proposed Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of Pubco representing a majority of the voting power of all outstanding shares of capital stock of Pubco entitled to vote at such meeting will constitute a quorum for the transaction of business at such meeting. Any meeting of stockholders, annual or special, if a quorum is not presented or represented, may be adjourned by the chair of the meeting or a majority in voting power, from time to time, to reconvene at the same or some other place. At the adjourned meeting the stockholders, Pubco may transact any business which might have been transacted at the original meeting.

At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy will be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Unless otherwise required by law, the Proposed Charter, or the Proposed Bylaws, the election of directors will be decided by a majority of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election; provided, however, that, if Pubco’s secretary determines that the number of nominees for director exceeds the number of directors to be elected, directors will be elected by a plurality of the votes properly cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present will be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless otherwise provided by applicable law, the Proposed Charter or the Proposed Bylaws. No business may be transacted at an annual meeting of stockholders, other than business that is either specified in the notice of meeting given by or at the direction of the Pubco Board, otherwise properly brought before the annual meeting by or at the direction of the Pubco Board or otherwise properly brought before the annual meeting by any stockholder of Pubco who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice and who complies with the notice procedures set forth in the Proposed Bylaws. Business transacted at a special meeting requested by stockholders will be limited to the matters described in the special meeting request; provided, however, that nothing in the Proposed Bylaws will prohibit the Pubco Board from submitting matters to the stockholders at any special meeting requested by stockholders.

The business and affairs of Pubco will be managed by or under the direction of the Pubco Board, which may exercise all such powers of Pubco except as otherwise provided by law, by the Proposed Charter or by the Proposed Bylaws. Directors need not be stockholders or residents of the State of Delaware. The number of directors will consist of not less than seven (7) and not more than fifteen (15) directors as fixed from time to time solely by resolution of a majority of the total number of directors that Pubco would have if there were no vacancies.

Only persons who are nominated in accordance with the following procedures will be eligible for election as directors of Pubco, except as may be otherwise provided by the terms of one or more series of preferred stock with respect to the rights of holders of one or more series of preferred stock to elect directors. In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice of nomination to the Secretary must be received by the Secretary at the principal executive offices of Pubco (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (A) the close of business on the 90th day before the meeting or (B) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by Pubco; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by Pubco.

A majority of the Pubco Board will constitute a quorum for the transaction of business at any meeting of the Pubco Board, and the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the Pubco Board, except as may be otherwise specifically provided by applicable law, the Proposed Charter or the Proposed Bylaws. A majority of the directors present at any meeting of the Pubco Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place.

The Pubco Board may, by resolution of the Pubco Board, designate one or more committees, each committee to consist of one or more of the directors of Pubco. Each committee will keep regular minutes of its meetings. Any committee established will have and may exercise all of the powers and authority of the Pubco Board in the management of the business and affairs of Pubco, and may authorize the seal of Pubco to be affixed to all papers that may require it. At meetings of a committee, unless the Pubco Board provides otherwise, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) will constitute a quorum for the transaction of business. Unless the Pubco Board otherwise provides and except as provided in the Proposed Bylaws, each committee designated by the Pubco Board may make, alter, amend and repeal rules for the conduct of its business.

The officers of Pubco will be chosen by the Pubco Board and will include a Chief Executive Officer, a President, a Chief Financial Officer, a Treasurer and a Secretary. The Pubco Board, in its discretion, may also elect one or more vice presidents, assistant treasurers, assistant secretaries, and other officers in accordance with the Bylaws. Any two or more offices may be held by the same person. The Chairman of the Pubco Board will preside when present at all meetings of the stockholders and the Pubco Board, or in his or her absence or inability to act, the Chief Executive Officer, or, in his or her absence or inability to act, the officer or director whom the Pubco Board shall appoint. The Chief Executive Officer will have general supervision, direction and control of the business of Pubco and over its officers. The Chief Executive Officer will perform all duties incident to the office of the Chief Executive Officer, and any other duties as may be from time to time assigned to the Chief Executive Officer by the Pubco Board, in each case subject to the control of the Pubco Board. The elected officers of Pubco will be appointed by the Pubco Board and will hold office until their successors are duly elected and qualified by the Pubco Board or until their earlier death, resignation, or removal from office. Any officer elected by the Pubco Board may be removed, with or without cause, at any time by the Pubco Board.

The shares of stock of Pubco will be represented by certificates; provided that the Pubco Board may provide by resolution or resolutions that some or all of any class or series will be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock.

To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, Pubco will indemnify and hold harmless such persons, and advance such expenses, on such terms as set forth in the Proposed Charter and the Bylaws. The rights to indemnification and advancement of expenses conferred on any indemnitee by the Proposed Charter will not be exclusive of any other rights that any indemnitee may have or hereafter acquire under applicable law, the Proposed Charter, the Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise. Pubco may purchase and maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of Pubco or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not Pubco would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Vote Required for Approval

The approval of the Charter Proposal requires the affirmative vote of holders of a majority of the shares of the HWEL Class A Common Stock then outstanding, voting as a single class, holders of a majority of the shares of HWEL Class B Common Stock then outstanding, voting as a single class and holders of a majority of the shares of HWEL Common Stock then outstanding, voting as a single class.

The approval of the Charter Proposal is conditioned upon the approval and adoption of each of the other Required Proposals.

Recommendation of the Board

THE HWEL BOARD RECOMMENDS THAT THE HWEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.

PROPOSALS 3 – 9: THE ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

As required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions, HWEL is requesting that HWEL’s stockholders vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions in the Proposed Charter, which are separately being presented. These separate votes are not otherwise required by Delaware law separate and apart from the Charter Proposal. Accordingly, the votes regarding the Organizational Documents Proposals are advisory votes, and are not binding on HWEL or the HWEL Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, HWEL intends that the Proposed Charter will take effect upon the Closing (assuming approval of the Charter Proposal).

Proposal 3

HWEL’s stockholders are being asked to approve provisions to be included in the Proposed Charter providing for the creation of Pubco Class C Common Stock.

Proposal 4

HWEL’s stockholders are being asked to approve provisions to be included in the Proposed Charter increasing the authorized shares of “blank check” preferred stock and Class A Common Stock.

Proposal 5

HWEL’s stockholders are being asked to approve provisions to be included in the Proposed Charter to provide that shares of Pubco Class C Common Stock are only issuable in connection with the issuance of a corresponding number of Exchangeable Shares pursuant to the Plan of Arrangement.

Proposal 6

HWEL’s stockholders are being asked to approve provisions to be included in the Proposed Charter providing that directors may only be removed for cause and only by the affirmative vote of the holders of at least 66 ⅔% of the voting power of all of the then outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

Proposal 7

HWEL’s stockholders are being asked to approve provisions to be included in the Proposed Charter providing that (i) stockholder special meetings may only be called by the Pubco Board pursuant to a resolution adopted by a majority of the Pubco Board or the Secretary of Pubco, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco and (ii) stockholders may only act at annual and special meetings and not by written consent.

Proposal 8

HWEL’s stockholders are being asked to approve provisions to be included in the Proposed Charter providing that the amendment of certain provisions of the Proposed Charter related to the number of directors and director terms and that any amendment of the Proposed Bylaws requires the affirmative vote of the holders of at least 66 ⅔% of the voting power of the then outstanding shares of capital stock of Pubco entitled to vote on such amendment.

Proposal 9

HWEL’s stockholders are being asked to approve provisions to be included in the Proposed Charter to remove certain provisions related to HWEL’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

Reasons for the Approvals of the Organizational Documents Proposals

Creation of Pubco Class C Common Stock

The creation of the Pubco Class C Common Stock is desirable in order to effect the transactions contemplated by the Business Combination. The Pubco Class C Common Stock is intended to afford holders of the ExchangeCo Exchangeable Shares the ability to vote on matters presented to the stockholders of Pubco generally on the same basis had they initially held shares of Class A Common Stock. Therefore, the Pubco Board believes it desirable that the Pubco Class C Common Stock should only be issued in connection with the issuance of the ExchangeCo Exchangeable Shares to which they relate.

Increase in Authorized Capital Stock

The increase in authorized shares of Class A Common Stock is desirable to have sufficient shares to complete the Business Combination and have additional authorized shares for financing Pubco’s business.

An increase in authorized shares of “blank check” preferred stock will provide Pubco with needed flexibility to issue shares in the future in a timely manner and under circumstances Pubco considers favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Notwithstanding the foregoing, authorized but unissued preferred stock may enable the Pubco Board to render it more difficult or to discourage an attempt to obtain control of Pubco and thereby protect continuity of or entrench its management, which may negatively impact the market price of the Pubco Class A Common Stock. If, in the due exercise of its fiduciary obligations, for example, the Pubco Board was to determine that a takeover proposal was not in the best interests of Pubco, such preferred stock could be issued by the Pubco Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or an insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the Pubco Board to issue the authorized preferred stock on its own volition will enable Pubco to have the flexibility to issue such preferred stock in the future for financing its business.

Director Removal

The Current Charter and the Proposed Charter each provide for a classified board of directors, such that only a specified portion of the directors is to be elected each year. However, the Proposed Charter also provides that a director may only be removed for cause and only by the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors. The HWEL Board believes that the supermajority vote requirement will (i) increase board continuity and the likelihood that experienced board members with familiarity of Pubco’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the Pubco Board.

Calling of Stockholder Meetings; Stockholder Action by Written Consent

The HWEL Board believes that special meetings of stockholders should be called by the Pubco Board or certain officers to make it more difficult for a potential acquirer or other person, group or entity to gain control of the Pubco Board. The HWEL Board further believes that each decision of the stockholders should be made by all stockholders and only after thoughtful consideration of complete information. Information will be provided to stockholders through a proxy statement, and the period between delivery of the proxy statement and the stockholder meeting provides time for consideration of stockholder proposals. The HWEL Board believes that all stockholders, not just stockholders executing a written consent, should have the opportunity to participate in the decision-making process. This allows minority stockholders to take whatever action they deem appropriate to protect their interests, including seeking to persuade majority stockholders to follow a different course, or selling their shares.

Charter Amendments

Requiring (i) the affirmative vote of holders of at least 66⅔% of the voting power of Pubco’s then outstanding shares of capital stock entitled to vote on such amendment to amend certain provisions of the Proposed Charter relating to number of directors and director terms and to Bylaw amendments and (ii) the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of capital stock of Pubco entitled to vote generally in the election of directors, voting together as a single class, for stockholders to amend the Bylaws is intended to protect key provisions of the Proposed Charter and Bylaws from arbitrary amendment and to prevent a simple majority of stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Mandatory Redemptions

The Proposed Charter provides for the mandatory redemption of a number of shares of Pubco Class C Common Stock held by a holder upon the issuance of a corresponding number of shares of Class A Common Stock to such holder in respect of Exchangeable Shares held by such holder that are redeemed by ExchangeCo or CallCo, as applicable.

The mandatory redemption provisions in the Proposed Charter are desirable in order to effect the contemplated transactions in connection with the Business Combination.

Transfer Restrictions

It is desirable to limit the transferability of the Pubco Class C Common Stock on the terms set forth in the Proposed Charter in order to preserve the contemplated purpose of the creation of those shares.

Blank Check Company

The HWEL Board has determined it is in the best interest of Pubco to eliminate provisions, including the specific provisions highlighted as being removed in the Charter Proposal, specific to HWEL’s status as a blank check company. This elimination is desirable because these provisions will serve no purpose following consummation of the Business Combination.

Vote Required for Approval

The approval of the Organizational Documents Proposals requires the affirmative vote of holders of a majority of the outstanding shares of HWEL Common Stock.

As discussed above, the Organizational Documents Proposals are advisory votes and therefore are not binding on HWEL or the HWEL Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Organizational Documents Proposals, HWEL intends that the Proposed Charter will take effect upon consummation of the Business Combination (assuming approval of the Charter Proposal).

Recommendation of the Board

THE HWEL BOARD RECOMMENDS THAT THE HWEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

PROPOSAL 10: THE NASDAQ PROPOSAL

Overview

To consider and vote upon a proposal to approve, and for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of Pubco Common Stock in connection with the Business Combination, to the extent such issuance would require stockholder approval under Nasdaq Rule 5635.

Reasons for the Approval for Purposes of Nasdaq Rule 5635

Under Nasdaq Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Upon the consummation of the Business Combination, Pubco expects to issue, in the aggregate, up to an estimated [__] shares of Pubco Common Stock in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan). For further details, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement.”

Accordingly, the aggregate number of shares of Pubco Common Stock that Pubco will issue in connection with the Business Combination will exceed 20% of both the voting power and the shares of HWEL Common Stock outstanding before such issuance and may result in a change of control of the registrant under Nasdaq Rule 5635(b), and for these reasons, HWEL is seeking the approval of HWEL stockholders for the issuance of shares of Pubco Common Stock in connection with the Business Combination. For further details, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement.” In addition, in the future, Pubco will issue additional shares of Pubco Common Stock reserved for issuance under the Incentive Plan (assuming the approval of the Incentive Plan Proposal by the HWEL stockholders). For further details, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement” and “Proposal 9: The Incentive Plan Proposal.”

Effect of the Proposal on Current Stockholders

In the event that the Nasdaq Proposal is not approved by HWEL stockholders, the Business Combination cannot be consummated unless waived under the terms of the Business Combination Agreement. In the event that the Nasdaq Proposal is approved by HWEL stockholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Pubco Common Stock pursuant to the Business Combination Agreement, Pubco will not issue such Pubco Common Stock.

Vote Required for Approval

The approval of the Nasdaq Proposal requires the affirmative vote of the holders of a majority of the shares of HWEL Common Stock that are present or represented by proxy and entitled to vote thereon at the special meeting, voting together as a single class at the Special Meeting. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. The Nasdaq Proposal is conditioned on the approval and adoption of each of the other Required Proposals.

Recommendation of the Board

THE HWEL BOARD RECOMMENDS THAT THE HWEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL 11: THE INCENTIVE PLAN PROPOSAL

Overview

To consider and vote upon a proposal to approve the Incentive Plan, the form of which is attached to this proxy statement/prospectus as Annex. The Incentive Plan, if approved by the HWEL stockholders, will allow Pubco to provide equity awards as part of Pubco’s compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote Pubco’s business and increased stockholder value. Non-approval of the Incentive Plan will compel Pubco to significantly increase the cash component of employee compensation following the Closing to continue to attract and retain key employees because Pubco would need to replace components of compensation Starton previously delivered in equity awards, which would therefore reduce Pubco’s operating cash flow.

The Pubco Board intends to adopt the Incentive Plan, subject to approval by HWEL’s stockholders.

If the Incentive Plan is approved by HWEL stockholders, then the Incentive Plan will be effective upon the consummation of the Business Combination and no additional stock awards will be granted under the Starton Therapeutics, Inc. (f/k/a Chemiocare Inc.) Directors Stock Option and Restricted Stock Plan as in effect immediately prior to the consummation of the Business Combination.

If the Incentive Plan is not approved by HWEL stockholders, it will not become effective and no awards will be granted thereunder.

The Incentive Plan permits the grant of non-statutory and incentive stock options, stock appreciation rights, or “SARs,” restricted stock awards, restricted stock units, or “RSUs,” deferred stock units, or “DSUs,” performance awards, non-employee director awards, and other stock-based awards. Subject to adjustment, the maximum number of shares of Common Stock to be available for issuance under the Incentive Plan is equal to the greater of (i) [________] shares, representing the number of shares of Pubco Common Stock that are subject to the Assumed Options, and (ii) ten percent (10%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing.

Summary of Sound Governance Features of the Incentive Plan

The board of directors believes that the Incentive Plan contains several features that are consistent with protecting the interests of our stockholders and sound corporate governance practices, including the following:

✓	Will not be excessively dilutive to stockholders	✓	No re-pricing of “underwater” stock options or SARs without stockholder approval
✓	No tax gross-ups	✓	No reload options or SARs
✓	Clawback provisions	✓	No discounted options or SARs
✓	Limits on director compensation	✓	No automatic share replenishment or “evergreen” provisions

Summary of the Incentive Plan

The following is a summary of the principal features of the Incentive Plan. The summary is qualified in its entirety by reference to the full text of the Incentive Plan, which is set forth in Annex D.

Purpose

The purpose of the Incentive Plan is to advance the interests of Pubco and its stockholders by enabling Pubco and its subsidiaries and affiliates to attract and retain qualified individuals to perform services, by providing incentive compensation for such individuals in a form that is linked to the growth and profitability of Pubco and increases in stockholder value, and by providing opportunities for equity participation that align the interests of recipients with those of its stockholders.

Administration

The board of directors of Pubco will administer the Incentive Plan. The board has the authority under the Incentive Plan to delegate plan administration to a committee of the board or a subcommittee thereof. The board of directors of Pubco or the committee of the board to which administration of the Incentive Plan has been delegated is referred to in this Incentive Plan Proposal as the Committee. Subject to certain limitations, the Committee will have broad authority under the terms of the Incentive Plan to take certain actions under the plan.

To the extent permitted by applicable law and subject to certain limitations as provided in the Incentive Plan, the Committee may delegate to one or more of its members or to one or more officers of Pubco such administrative duties or powers under the Incentive Plan, as it may deem advisable.

No Re-pricing

The Committee may not, without prior approval of the stockholders of Pubco, effect any re-pricing of any previously granted “underwater” option or SAR by: (i) amending or modifying the terms of the option or SAR to lower the exercise price or grant price; (ii) canceling the underwater option or SAR in exchange for (A) cash; (B) replacement options or SARs having a lower exercise price or grant price; or (C) other awards; or (iii) repurchasing the underwater options or SARs and granting new awards under the Incentive Plan. An option or SAR will be deemed to be “underwater” at any time when the fair market value of common stock of Pubco is less than the exercise price of the option or the grant price of the SAR.

Stock Subject to the Incentive Plan

Subject to adjustment (as described below), the maximum number of shares of Pubco Common Stock available for issuance under the Incentive Plan is equal to [the greater of (i) [________] shares, representing the number of shares of Pubco Common Stock that are subject to the Assumed Options, and (ii) ten percent (10%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing]. This limit is also the limit on the number of incentive stock options that may be granted under the Incentive Plan.

Shares that are issued under the Incentive Plan or that are subject to outstanding awards will be applied to reduce the maximum number of shares remaining available for issuance under the Incentive Plan only to the extent they are used; provided, however, that the full number of shares subject to a stock-settled SAR or other stock-based award will be counted against the shares authorized for issuance under the Incentive Plan, regardless of the number of shares actually issued upon settlement of such SAR or other stock-based award. Any shares withheld to satisfy tax withholding obligations on awards issued under the Incentive Plan, any shares withheld to pay the exercise price or grant price of awards under the Incentive Plan and any shares not issued or delivered as a result of the “net exercise” of an outstanding option or settlement of a SAR in shares will not be counted against the shares authorized for issuance under the Incentive Plan and will be available again for grant under the Incentive Plan. Shares subject to awards settled in cash will again be available for issuance pursuant to awards granted under the Incentive Plan. Any shares related to awards granted under the Incentive Plan that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of the shares will be available again for grant under the Incentive Plan. Any shares repurchased by Pubco on the open market using the proceeds from the exercise of an award will not increase the number of shares available for future grant of awards. To the extent permitted by applicable law, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by Pubco or a subsidiary or otherwise will not be counted against shares available for issuance pursuant to the Incentive Plan. The shares available for issuance under the Incentive Plan may be authorized and unissued shares or treasury shares.

Adjustments

In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin off) or other similar change in the corporate structure or shares of common stock of Pubco, the Committee will make the appropriate adjustment or substitution. These adjustments or substitutions may be to the number and kind of securities and property that may be available for issuance under the Incentive Plan. In order to prevent dilution or enlargement of the rights of participants, the Committee may also adjust the number, kind, and exercise price or grant price of securities or other property subject to outstanding awards.

Eligible Participants

Awards may be granted to employees, non-employee directors and consultants of Pubco or any of its subsidiaries. A “consultant” for purposes of the Incentive Plan is one who renders services to Pubco or its subsidiaries that are not in connection with the offer and sale of its securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for its securities.

Types of Awards

The Incentive Plan will permit Pubco to grant non-statutory and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock units, deferred stock units, performance awards, non-employee director awards and other stock-based awards. Awards may be granted either alone or in addition to or in tandem with any other type of award.

Stock Options.    Stock options entitle the holder to purchase a specified number of shares of common stock of Pubco at a specified price, which is called the exercise price, subject to the terms and conditions of the stock option grant. The Incentive Plan permits the grant of both non-statutory and incentive stock options. Incentive stock options may be granted solely to eligible employees of Pubco or its subsidiaries. Each stock option granted under the Incentive Plan must be evidenced by an award agreement that specifies the exercise price, the term, the number of shares underlying the stock option, the vesting and any other conditions. The exercise price of each stock option granted under the Incentive Plan must be at least 100% of the fair market value of a share of common stock of Pubco as of the date the award is granted to a participant. Fair market value under the Incentive Plan means, unless otherwise determined by the Committee, the closing sale price of common stock of Pubco, as reported on the Nasdaq Stock Market, on the grant date. The Committee will fix the terms and conditions of each stock option, subject to certain restrictions, such as a ten-year maximum term.

Stock Appreciation Rights.    A SAR is a right granted to receive payment of cash, stock, or a combination of both equal to the difference between the fair market value of shares of our common stock and the grant price of such shares. Each SAR granted must be evidenced by an award agreement that specifies the grant price, the term, and such other provisions as the board may determine. The grant price of a SAR must be at least 100% of the fair market value of our common stock on the date of grant. The board fixes the term of each SAR, but SARs granted under the Incentive Plan will not be exercisable more than 10 years after the date the SAR is granted.

Restricted Stock Awards, Restricted Stock Units and Deferred Stock Units.    Restricted stock awards, restricted stock units, or RSUs, and/or deferred stock units, or DSUs, may be granted under the Incentive Plan. A restricted stock award is an award of common stock of Pubco that is subject to restrictions on transfer and risk of forfeiture upon certain events, typically including termination of service. RSUs are similar to restricted stock awards except that no shares are actually awarded to the participant on the grant date. DSUs permit the holder to receive shares of common stock or the equivalent value in cash or other property at a future time as determined by the board. The Committee will determine, and set forth in an award agreement, the period of restriction, the number of shares of restricted stock awards or the number of RSUs or DSUs granted, and other such conditions or restrictions.

Performance Awards.    Performance awards, in the form of cash, shares of common stock of Pubco, other awards or a combination of both, may be granted under the Incentive Plan in such amounts and upon such terms as the Committee may determine. The Committee shall determine, and set forth in an award agreement, the amount of cash and/or number of shares or other awards, the performance goals, the performance periods and other terms and conditions. The extent to which the participant achieves his or her performance goals during the applicable performance period will determine the amount of cash and/or number of shares or other awards earned by the participant. The Committee retains discretion to adjust performance awards either upward or downward, either on a formula or discretionary basis or any combination, as the Committee determines.

Non-Employee Director Awards; Limit on Non-Employee Director Compensation.    The Committee at any time and from time-to-time may approve resolutions providing for the automatic or other grant to non-employee directors of awards. Such awards may be granted singly, in combination, or in tandem, and may be granted pursuant to such terms, conditions and limitations as the Committee may establish in its sole discretion consistent with the provisions of the Incentive Plan. The Committee may permit non-employee directors to elect to receive all or any portion of their annual retainers, meeting fees or other fees in restricted stock, RSUs, DSUs or other stock-based awards in lieu of cash. Under the Incentive Plan the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year of the Company may not exceed $1,000,000.

Other Stock-Based Awards.    Consistent with the terms of the plan, other stock-based awards may be granted to participants in such amounts and upon such terms as the Committee may determine.

Dividend Equivalents.    With the exception of stock options, SARs, and unvested performance awards, awards under the Incentive Plan may, in the Committee’s discretion, earn dividend equivalents with respect to the cash or stock dividends or other distributions that would have been paid on the shares of common stock of Pubco covered by such award had such shares been issued and outstanding on the dividend payment date. However, no dividends may be paid on awards until they are vested. Such dividend equivalents will be converted to cash or additional shares of common stock of Pubco by such formula and at such time and subject to such limitations as determined by the Committee.

Termination of Employment or Other Service

The Incentive Plan provides for certain default rules in the event of a termination of a participant’s employment or other service. These default rules may be modified in an award agreement or an individual agreement between Pubco and a participant. If a participant’s employment or other service with Pubco is terminated for cause, then all outstanding awards held by such participant will be terminated and forfeited. In the event a participant’s employment or other service with Pubco is terminated by reason of death, disability or retirement, then:

•        All outstanding stock options (excluding non-employee director options in the case of retirement) and SARs held by the participant will, to the extent exercisable, remain exercisable for a period of one year after such termination, but not later than the date the stock options or SARs expire;

•        All outstanding stock options and SARs that are not exercisable and all outstanding restricted stock will be terminated and forfeited; and

•        All outstanding unvested RSUs, performance awards and other stock-based awards held by the participant will terminate and be forfeited. However, with respect to any awards that vest based on the achievement of performance goals, if a participant’s employment or other service with Pubco or any subsidiary is terminated prior to the end of the performance period of such award, but after the conclusion of a portion of the performance period (but in no event less than one year), the Committee may, in its sole discretion, cause shares to be delivered or payment made with respect to the participant’s award, but only if otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on the number of months or years that the participant was employed or performed services during the performance period.

In the event a participant’s employment or other service with Pubco is terminated by reason other than for cause, death, disability or retirement, then:

•        All outstanding stock options (including non-employee director options) and SARs held by the participant that then are exercisable will remain exercisable for three months after the date of such termination, but will not be exercisable later than the date the stock options or SARs expire;

•        All outstanding restricted stock will be terminated and forfeited; and

•        All outstanding unvested RSUs, performance awards and other stock-based awards will be terminated and forfeited. However, with respect to any awards that vest based on the achievement of performance goals, if a participant’s employment or other service with Pubco or any subsidiary is terminated prior to the end of the performance period of such award, but after the conclusion of a portion of the performance period (but in no event less than one year), the Committee may, in its sole discretion, cause shares to be delivered or payment made with respect to the participant’s award, but only if otherwise earned for the entire performance period and only with respect to the portion of the applicable performance period completed at the date of such event, with proration based on the number of months or years that the participant was employed or performed services during the performance period.

Modification of Rights upon Termination

Upon a participant’s termination of employment or other service with Pubco or any subsidiary, the Committee may, in its sole discretion (which may be exercised at any time on or after the grant date, including following such termination) cause stock options or SARs (or any part thereof) held by such participant as of the effective date of such termination to terminate, become or continue to become exercisable or remain exercisable following such termination of employment or service, and restricted stock, RSUs, DSUs, performance awards, non-employee director awards and other stock-based awards held by such participant as of the effective date of such termination to terminate, vest or become free of restrictions and conditions to payment, as the case may be, following such termination of employment or service, in each case in the manner determined by the Committee; provided, however, that no stock option or SAR may remain exercisable beyond its expiration date any such action by the Committee adversely affecting any outstanding award will not be effective without the consent of the affected participant, except to the extent the Committee is authorized by the Incentive Plan to take such action.

Forfeiture and Recoupment

If a participant is determined by the Committee to have taken any action while providing services to Pubco or within one year after termination of such services, that would constitute “cause” or an “adverse action,” as such terms are defined in the Incentive Plan, all rights of the participant under the Incentive Plan and any agreements evidencing an award then held by the participant will terminate and be forfeited. The Committee has the authority to rescind the exercise, vesting, issuance or payment in respect of any awards of the participant that were exercised, vested, issued or paid, and require the participant to pay to Pubco, within 10 days of receipt of notice, any amount received or the amount gained as a result of any such rescinded exercise, vesting, issuance or payment. Pubco may defer the exercise of any stock option or SAR for up to six months after receipt of notice of exercise in order for the Board to determine whether “cause” or “adverse action” exists. Pubco is entitled to withhold and deduct future wages or make other arrangements to collect any amount due.

In addition, if Pubco is required to prepare an accounting restatement due to material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, then any participant who is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002 will reimburse Pubco for the amount of any award received by such individual under the Incentive Plan during the 12 month period following the first public issuance or filing with the SEC, as the case may be, of the financial document embodying such financial reporting requirement. Pubco also may seek to recover any award made as required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other clawback, forfeiture or recoupment provision required by applicable law or under the requirements of any stock exchange or market upon which common stock of Pubco is then listed or traded or any policy adopted by Pubco.

Effect of Change in Control

Generally, a change in control will mean:

•        The acquisition, other than from Pubco, by any individual, entity or group of beneficial ownership of 50% or more of the then outstanding shares of common stock of Pubco;

•        The consummation of a reorganization, merger or consolidation of Pubco with respect to which all or substantially all of the individuals or entities who were the beneficial owners of common stock of Pubco immediately prior to the transaction do not, following the transaction, beneficially own more than 50% of the outstanding shares of common stock and voting securities of the corporation resulting from the transaction; or

•        A complete liquidation or dissolution of Pubco or the sale or other disposition of all or substantially all of the assets of Pubco.

Subject to the terms of the applicable award agreement or an individual agreement between Pubco and a participant, upon a change in control, the Committee may, in its discretion, determine whether some or all outstanding options and SARs shall become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and RSUs shall lapse in full or in part and whether the performance measures applicable to some or all outstanding awards shall be deemed to be satisfied. The Committee may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of the shares of common stock of Pubco subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to Pubco by the holder, to be immediately cancelled by Pubco, in exchange for a cash payment, shares of capital stock of the corporation resulting from or succeeding Pubco or a combination of both cash and such shares of stock.

Substituted Awards

The Committee may grant awards under the Incentive Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of Pubco or a subsidiary as a result of a merger or consolidation of the former employing entity with Pubco or a subsidiary or the acquisition by Pubco or a subsidiary of property or stock of the former employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

Governing Law; Mandatory Jurisdiction

Except to the extent as provided in the Incentive Plan, the validity, construction, interpretation, administration and effect of the Incentive Plan and any rules, regulations and actions relating to the Incentive Plan will be governed by and construed exclusively in accordance with the laws of the State of Delaware, notwithstanding the conflicts of laws principles of any jurisdictions. Unless otherwise expressly provided in an applicable award agreement, Pubco and recipients of an award under the Incentive Plan irrevocably submit to the jurisdiction and venue of the Federal or State courts of the State of Delaware relative to any and all disputes, issues and/or claims that may arise out of or relate to the Incentive Plan or any related award agreement, with such jurisdiction and venue selected by and at the sole discretion of Pubco.

Term, Termination and Amendment

Unless sooner terminated by the Board, the Incentive Plan will terminate at midnight on the day before the ten year anniversary of its effective date. No award will be granted after termination of the Incentive Plan, but awards outstanding upon termination of the Incentive Plan will remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of the Incentive Plan.

Subject to certain exceptions, the Board has the authority to suspend or terminate the Incentive Plan or terminate any outstanding award agreement and the Board has the authority to amend the Incentive Plan or amend or modify the terms of any outstanding award at any time and from time to time. No amendments to the Incentive Plan will be effective without approval of Pubco’s stockholders if: (a) stockholder approval of the amendment is then required pursuant to Section 422 of the Code, the rules of the primary stock exchange on which common stock of Pubco is then traded, applicable U.S. state and federal laws or regulations and the applicable laws of any foreign country or jurisdiction where awards are, or will be, granted under the Incentive Plan; or (b) such amendment would: (i) modify the re-pricing provisions of the Incentive Plan; (ii) increase the aggregate number of shares of common stock of Pubco issued or issuable under the Incentive Plan; or (iii) reduce the minimum exercise price or grant price as set forth in the Incentive Plan. No termination, suspension or amendment of the Incentive Plan or an award agreement shall adversely affect any award previously granted under the Incentive Plan without the written consent of the participant holding such award.

Federal Income Tax Information

The following is a general summary, as of the date of this prospectus/proxy statement, of the federal income tax consequences to participants and Pubco of transactions under the Incentive Plan. This summary is intended for the information of stockholders considering how to vote at the Special Meeting and not as tax guidance to participants in the Incentive Plan, as the consequences may vary with the types of grants made, the identity of the participant and the method of payment or settlement. The summary does not address the effects of other federal taxes or taxes imposed under state, local or foreign tax laws. Participants are encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the Incentive Plan.

Tax Consequences of Awards

Incentive Stock Options.    With respect to incentive stock options, generally, the participant is not taxed, and Pubco is not entitled to a deduction, on either the grant or the exercise of an incentive stock option so long as the requirements of Section 422 of the Code continue to be met. If the participant meets the employment requirements and does not dispose of the shares of common stock of Pubco acquired upon exercise of an incentive stock option until at least one year after date of the exercise of the stock option and at least two years after the date the stock option was granted, gain or loss realized on sale of the shares will be treated as long-term capital gain or loss. If the shares of common stock of Pubco are disposed of before those periods expire, which is called a disqualifying disposition, the participant will be required to recognize ordinary income in an amount equal to the lesser of (i) the excess, if any, of the fair market value of common stock of Pubco on the date of exercise over the exercise price, or (ii) if the disposition is a taxable sale or exchange, the amount of gain realized. Upon a disqualifying disposition, Pubco will generally be entitled, in the same tax year, to a deduction equal to the amount of ordinary income recognized by the participant, assuming that a deduction is allowed under Section 162(m) of the Code.

Non-Statutory Stock Options.    The grant of a stock option that does not qualify for treatment as an incentive stock option, which is generally referred to as a non-statutory stock option, is generally not a taxable event for the participant. Upon exercise of the stock option, the participant will generally be required to recognize ordinary income in an amount equal to the excess of the fair market value of common stock of Pubco acquired upon exercise (determined as of the date of exercise) over the exercise price of the stock option, and Pubco will be entitled to a deduction in an equal amount in the same tax year, assuming that a deduction is allowed under Section 162(m) of the Code. At the time of a subsequent sale or disposition of shares obtained upon exercise of a non-statutory stock option, any gain or loss will be a capital gain or loss, which will be either a long-term or short-term capital gain or loss, depending on how long the shares have been held.

SARs.    The grant of an SAR will not cause the participant to recognize ordinary income or entitle Pubco to a deduction for federal income tax purposes. Upon the exercise of an SAR, the participant will recognize ordinary income in the amount of the cash or the value of shares payable to the participant (before reduction for any withholding taxes), and Pubco will receive a corresponding deduction in an amount equal to the ordinary income recognized by the participant, assuming that a deduction is allowed under Section 162(m) of the Code.

Restricted Stock, RSUs, DSUs and Other Stock-Based Awards.    The federal income tax consequences with respect to restricted stock, RSUs, DSUs, performance shares and performance stock units, and other stock unit and stock-based awards depend on the facts and circumstances of each award, including, in particular, the nature of any restrictions imposed with respect to the awards. In general, if an award of stock granted to the participant is subject to a “substantial risk of forfeiture” (e.g., the award is conditioned upon the future performance of substantial services by the participant) and is nontransferable, a taxable event occurs when the risk of forfeiture ceases or the awards become transferable, whichever first occurs. At such time, the participant will recognize ordinary income to the extent of the excess of the fair market value of the stock on such date over the participant’s cost for such stock (if any), and the same amount is deductible by Pubco, assuming that a deduction is allowed under Section 162(m) of the Code. Under certain circumstances, the participant, by making an election under Section 83(b) of the Code, can accelerate federal income tax recognition with respect to an award of stock that is subject to a substantial risk of forfeiture and transferability restrictions, in which event the ordinary income amount and Pubco’s deduction, assuming that a deduction is allowed under Section 162(m) of the Code, will be measured and timed as of the grant date of the award. If the stock award granted to the participant is not subject to a substantial risk of forfeiture or transferability restrictions, the participant will recognize ordinary income with respect to the award to the extent of the excess of the fair market value of the stock at the time of grant over the participant’s cost, if any, and the same amount is deductible by us, assuming that a deduction is allowed under Section 162(m) of the Code. If a stock unit award or other stock-based award is granted but no stock is actually issued to the participant at the time the award is granted, the participant will recognize ordinary income at the time the participant receives the stock free of any substantial risk of forfeiture (or receives cash in lieu of such stock) and the amount of such income will be equal to the fair market value of the stock at such time over the participant’s cost, if any, and the same amount is then deductible by Pubco, assuming that a deduction is allowed under Section 162(m) of the Code.

Withholding Obligations

Pubco is entitled to withhold and deduct from future wages of the participant, to make other arrangements for the collection of, or to require the participant to pay to Pubco, an amount necessary for it to satisfy the participant’s federal, state or local tax withholding obligations with respect to awards granted under the Incentive Plan. Withholding for taxes may be calculated based on the maximum applicable tax rate for the participant’s jurisdiction or such other rate that will not trigger a negative accounting impact on Pubco. The Committee may permit a participant to satisfy a tax withholding obligation by withholding shares of common stock of Pubco underlying an award, tendering previously acquired shares, delivery of a broker exercise notice or a combination of these methods.

Code Section 409A

A participant may be subject to a 20% penalty tax, in addition to ordinary income tax, at the time a grant becomes vested, plus an interest penalty tax, if the grant constitutes deferred compensation under Section 409A of the Code and the requirements of Section 409A of the Code are not satisfied.

Code Section 162(m)

Pursuant to Section 162(m) of the Code, the annual compensation paid to an individual who is a “covered employee” is not deductible by Pubco to the extent it exceeds $1 million. The Tax Cut and Jobs Act, signed into law on December 22, 2017, amended Section 162(m), effective for tax years beginning after December 31, 2017, (i) to expand the definition of a “covered employee” to include any person who was the Chief Executive Officer or the Chief Financial Officer at any time during the year and the three most highly compensated officers (other than the Chief Executive Officer or the Chief Financial Officer) who were employed at any time during the year whether or not the compensation is reported in the Summary Compensation Table included in the proxy statement for Pubco’s Annual Meeting; (ii) to treat any individual who is considered a covered employee at any time during a tax year beginning after December 31, 2017 as remaining a covered employee permanently; and (iii) to eliminate the performance-based compensation exception to the $1 million deduction limit.

Excise Tax on Parachute Payments

Unless otherwise provided in a separate agreement between a participant and Pubco, if, with respect to a participant, the acceleration of the vesting of an award or the payment of cash in exchange for all or part of an award, together with any other payments that such participant has the right to receive from Pubco, would constitute a “parachute payment” then the payments to such participant will be reduced to the largest amount as will result in no portion of such payments being subject to the excise tax imposed by Section 4999 of the Code. Such reduction, however, will only be made if the aggregate amount of the payments after such reduction exceeds the difference between the amount of such payments absent such reduction minus the aggregate amount of the excise tax imposed under Section 4999 of the Code attributable to any such excess parachute payments. If such provisions are applicable and if an employee will be subject to a 20% excise tax on any “excess parachute payment” pursuant to Section 4999 of the Code, Pubco will be denied a deduction with respect to such excess parachute payment pursuant to Section 280G of the Code.

New Plan Benefits

It is not presently possible to determine the benefits or amounts that will be received by or allocated to participants under the Incentive Plan or would have been received by or allocated to participants for the last completed fiscal year if the Incentive Plan had then been in effect because awards under the Incentive Plan will be made at the discretion of the Committee.

Registration with the SEC

If the Incentive Plan is approved by HWEL’s stockholders, Pubco intends to file a registration statement on Form S-8 registering the shares reserved for issuance under the Incentive Plan as soon as reasonably practicable after Pubco becomes eligible to use such form.

If the Incentive Plan Proposal is Not Approved

The Business Combination is conditioned upon the approval of the Incentive Plan Proposal. In the event that the Incentive Plan Proposal is not approved by HWEL stockholders, the Business Combination cannot be consummated unless waived under the terms of the Business Combination Agreement.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock represented in person or by proxy and entitled to vote thereon, voting together as a single class on an as-converted basis. Failure to vote by proxy or to vote online at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Incentive Plan Proposal.

Following the consummation of the Business Combination, the Incentive Plan and all awards granted under it will be governed by the laws of the State of Delaware.

The Incentive Plan Proposal is conditioned on the approval and adoption of each of the other Required Proposals.

Recommendation of the Board

THE HWEL BOARD RECOMMENDS THAT THE HWEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

PROPOSAL 12: THE DIRECTOR ELECTION PROPOSAL

Upon the closing of the Business Combination, the Pubco Board will consist of nine directors and will be divided into three classes with staggered three-year terms. The election of the nine director nominees is contingent upon the Closing of the Business Combination.

Nominees

It is proposed that the Pubco Board will consist of the following directors:

•        the Class I directors will be Roy Waldron, Nitin Kaushal, and Fotios Plakogiannis, and their terms will expire at the first annual meeting of stockholders after Closing;

•        the Class II directors will be Alyssa Rapp, George Hornig, and John MacCarthy, and their terms will expire at the second annual meeting of stockholders after Closing; and

•        the Class III directors will be Pedro Lichtinger, Eric Baum and Moses Dodo and their terms will expire at the third annual meeting of stockholders after Closing.

The Proposed Charter provides that each director shall serve until his or her successor is elected and qualified or until his or her earlier death, resignation, disqualification or removal for cause.

HWEL is proposing that its stockholders approve the election of the nine director nominees to serve on the Pubco Board following the Closing of the Business Combination. The Director Election Proposal is being submitted for consideration and vote by the HWEL stockholders.

For more information on the experience of each of these director nominees, see the section entitled “Management of Pubco Following the Business Combination” in this proxy statement/prospectus.

If the Director Election Proposal is Not Approved

The Business Combination is conditioned upon the approval of the Director Election Proposal. In the event that the Director Election Proposal and the election of each of the nominees named therein are not approved by HWEL stockholders, the Business Combination cannot be consummated unless waived under the terms of the Business Combination Agreement.

Vote Required for Approval

The approval of the Director Election Proposal requires a plurality vote of the holders of HWEL Common Stock that are present or represented by proxy at the Special Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

The Director Election Proposal is conditioned upon the approval and adoption of each of the other Required Proposals. Following the consummation of the Business Combination, the election of directors of Pubco will be governed by its charter documents and the laws of the State of Delaware.

Recommendation of the Board

THE HWEL BOARD RECOMMENDS THAT THE HWEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL AND THE ELECTION OF EACH OF THE NOMINEES NAMED THEREIN.

PROPOSAL 13: THE INSIDER LETTER AMENDMENT PROPOSAL

Background and Overview

HWEL stockholders are being asked to approve and adopt the Insider Letter Amendment, which would revise the lock-up period applicable to the Founder Shares set forth in the Insider Letter as follows, effective at the Closing: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up).

On February 10, 2021, the Sponsor paid $25,000 to cover certain expenses on behalf of HWEL in exchange for the issuance of 7,187,500 Founder Shares, including an aggregate of up to 937,500 Founder Share subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the HWEL’s issued and outstanding shares after the IPO. On September 11, 2021, the remaining option expired. As a result, the Sponsor forfeited 937,500 Founder Shares. The outstanding Founder Shares will automatically convert into shares of Class A Common Stock at the time of HWEL’s initial business combination, or earlier at the option of the holder, on a one-for-one basis.

As a condition to the IPO, HWEL and the Insiders, including the Sponsor, entered into the Insider Letter on August 2, 2021, pursuant to which each Insider agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, sold until the earlier of (A) one year after the completion of HWEL’s initial business combination or (B) subsequent to a business combination or (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination or (y) the date on which HWEL completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the HWEL Public Stockholders having the right to exchange their common stock for cash, securities or other property.

If the Insider Letter Amendment Proposal is approved by the HWEL stockholders and HWEL and the Insiders enter into the Insider Letter Amendment, effective at the Closing the lock-up period applicable to the Founder Shares will be as follows: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up).

A copy of the form of the Lock-Up Amendment is attached to this proxy statement/prospectus as Annex E.

Why HWEL Needs Stockholder Approval

As the Insider Letter was a condition to the IPO, HWEL is seeking stockholder approval to enter into and consummate the Insider Letter Amendment to facilitate the consummation of the Business Combination.

Effect of Proposal

If the Insider Letter Amendment Proposal is approved by HWEL stockholders and HWEL and the Insiders enter into the Insider Letter Amendment, pursuant to the Lock-Up Agreements, the restrictions and lock-up period applicable to the Restricted Shares pursuant to the Lock-Up Agreements will also be revised as follows: (i) twenty five percent (25%) of the Restricted Securities will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Restricted Securities will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up).

The Lock-Up Amendment will result in additional unrestricted shares of Pubco Common Stock, which is expected to help Pubco meet Nasdaq’s continued listing standards and increase liquidity and secondary trading.

The Business Combination is not conditioned upon the approval of the Insider Letter Amendment Proposal.

Vote Required

The approval of the Insider Letter Amendment Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock represented in person or by proxy and entitled to vote thereon, voting together at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.

Adoption of the Insider Letter Amendment Proposal is conditioned upon the approval and adoption of each of the Required Proposals.

Recommendation of the Board

THE HWEL BOARD RECOMMENDS THAT THE HWEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INSIDER LETTER AMENDMENT PROPOSAL.

PROPOSAL 14: THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow the HWEL Board to adjourn the Special Meeting to a later date or dates, at the determination of the HWEL Board. In no event will the HWEL Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and the DGCL.

Consequences if the Adjournment Proposal is not Approved

If the Adjournment Proposal is not approved by HWEL stockholders, the HWEL Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

The Business Combination is not otherwise conditioned upon the approval of the Adjournment Proposal.

Vote Required

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the holders of shares of HWEL Common Stock represented in person or by proxy and entitled to vote thereon, voting together at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.

Adoption of the Adjournment Proposal is not conditioned upon the approval and adoption of any of the other proposals.

Recommendation of the Board

THE HWEL BOARD RECOMMENDS THAT THE HWEL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of the Combined Company as of March 31, 2023 and the unaudited pro forma condensed combined statement of operations of the Combined Company for the three months ended March 31, 2023 and the year ended December 31, 2022 are based on the historical financial statements of HWEL and Starton after giving effect to the Business Combination as outlined below. HWEL and Starton are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the “Combined Company.”

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 gives pro forma effect to the Business Combination as if it occurred on January 1, 2023 and January 1, 2022, respectively. The unaudited pro forma condensed combined balance sheet as of March 31, 2023 gives pro forma effect to the Business Combination as if it was completed on March 31, 2023.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of Starton as of March 31, 2023, the unaudited results for the nine months ended December 31, 2022 of Starton; and the unaudited historical financial statements of HWEL for the three months ended March 31, 2023, the audited financial statements as of and for the year ended December 31, 2022 HWEL, and the notes thereto, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HWEL” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Starton.”

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and do not necessarily reflect what the Combined Company’s financial condition or results of operations would have been had the Business Combination had occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed.

On April 27, 2023, HWEL entered into the Business Combination Agreement with Starton.

The unaudited pro forma condensed combined financial information contained herein assumes that HWEL’s stockholders approve the proposed Business Combination. HWEL’s stockholders may elect to redeem their HWEL Class A Shares for cash even if they approve the proposed Business Combination other than the 3,777,000 public shares that public stockholders have to agree not to redeem in order for Starton to have unrestricted cash on hand equal to or in excess of $15,000,000, per the condition requiring the same in the Business Combination Agreement, are redeemed.

HWEL cannot predict how many of its public stockholders will exercise their right to have their HWEL Class A Shares redeemed for cash. As a result, the Combined Company has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of total Combined Company equity between holders of the common stock. As described in greater detail in Note 2 of the “Notes to Unaudited Pro Forma Condensed Combined Financial Information”, the first scenario, or “minimum redemption scenario”, assumes that none of HWEL’s public stockholders will exercise their right to have their HWEL Class A Shares redeemed for cash, and the second scenario, or “maximum redemption scenario”, assumes that holders of the maximum number of HWEL Class A Shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination, will exercise their right to have their HWEL Class A Shares redeemed for cash. The actual results will likely be within the parameters described by the two scenarios, however, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Starton is considered the accounting acquirer, as further discussed in Note 2 of the “Notes to Unaudited Pro Forma Condensed Combined Financial Information”.

HEALTHWELL ACQUISITION CORP. I
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2023
(Amounts in thousands of U.S. dollars, except per share data)

	Healthwell Acquisition (Historical)	Starton (Historical)	Pro Forma Adjustments		Combined Pro Forma (Before redemptions)	Additional Pro Forma Adjustments (Assuming Minimum Redemption)		Combined Pro Forma (Assuming Minimum Redemption)	Additional Pro Forma Adjustments (Assuming Maximum Redemption)		Combined Pro Forma (Assuming Maximum Redemption)
Assets
Current assets:
Cash and cash equivalents	35	142	255,826	2a	232,253	(88,493)	2k	143,761	(217,076)	2j	15,177
			(8,750)	2e
			(15,000)	2g
Prepaid assets	241	14	—		255	—		255	—		255
Total current assets	276	156	232,076		232,508	(88,493)		144,016	(217,076)		15,432

Investments held in Trust Account	255,826	—	(255,826)	2a	—	—		—	—		—
Property, plant, and equipment, net	—	187	—		187	—		187	—		187
Intangible assets, net	—	272	—		272	—		272	—		272
Operating right-of-use lease asset	—	1,377	—		1,377	—		1,377	—		1,377
Other long-term, assets	—	144	—		144	—		144	—		144
Total assets	256,102	2,136	(23,750)		234,488	(88,493)		145,996	(217,076)		17,412

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	132	1,512	—		1,644	—		1,644	—		1,644
Accrued liabilities	471	254	—		725	—		725	—		725
Income tax payable	426	—	—		426	—		426	—		426
Franchise tax payable	52	—	—		52	—		52	—		52
Due to related parties	41	1,774	—		1,815	—		1,815	—		1,815
Accrued compensation	—	304	—		304	—		304	—		304
Deferred income	—	2,000	—		2,000	—		2,000	—		2,000
Operating lease liability	—	161	—		161	—		161	—		161
Total current liabilities	1,122	6,005	—		7,127	—		7,127	—		7,127
								—
Operating lease liability – non-current portion	—	1,451	—		1,451	—		1,451	—		1,451
Derivative liabilities	1,020	—	241,085	2i	242,105	—		242,105	—		242,105
Warrant liabilities	2,424	—	—		2,424	—		2,424	—		2,424
Deferred underwriting fee payable	8,750	—	(8,750)	2e	—	—		—	—		—
Deferred tax liability	398	—	—		398	—		398	—		398
Total liabilities	13,714	7,456	232,335		253,505	—		253,505	—		253,505

HEALTHWELL ACQUISITION CORP. I
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
As of March 31, 2023
(Amounts in thousands of U.S. dollars, except per share data)

	Healthwell Acquisition (Historical)	Starton (Historical)	Pro Forma Adjustments		Combined Pro Forma (Before redemptions)	Additional Pro Forma Adjustments (Assuming Minimum Redemption)		Combined Pro Forma (Assuming Minimum Redemption)	Additional Pro Forma Adjustments (Assuming Maximum Redemption)		Combined Pro Forma (Assuming Maximum Redemption)
Class A common stock subject to possible redemption, $0.0001 par value; 25,000,000 shares at redemption value	254,851	—	(254,851)	2b	—	—		—	—		—

Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,250,000 shares issued and outstanding	1	—	(1)	2f	—	—		—	—		—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; no shares issued and outstanding (excluding 25,000,000 shares subject to possible redemption)	—	—	—		1	—		1	—		1
	—	—	1	2f	—	—		—	—		—
Common stock, no par value, unlimited shares authorized	—	35,417	(35,417)	2h	—	—		—	—		—
Additional paid-in capital	—	8,453	254,851	2b	33,498	(88,493)	2k	(54,995)	(217,076)	2j	(183,578)
	—	—	(12,464)	2c				—			—
	—	—	226	2d				—			—
	—	—	(15,000)	2g				—			—
	—	—	3,100	2l				—			—
	—	—	(241,085)	2i				—			—
	—	—	35,417	2h				—			—
Common stock subscription-net	—	226	(226)	2d				—			—
Accumulated other comprehensive (loss) income	—	(62)	—		(62)	—		(62)	—		(62)
Accumulated deficit	(12,464)	(49,354)	12,464	2c	(52,454)	—		(52,454)	—		(52,454)
	—	—	(3,100)	2l				—			—
Total stockholders’ equity	(12,463)	(5,320)	(1,234)		(19,017)	(88,493)		(107,510)	(217,076)		(236,093)
Total liabilities and stockholders’ equity	256,102	2,136	(23,750)		234,488	(88,493)		145,996	(217,076)		17,412

HEALTHWELL ACQUISITION CORP. I
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the three months ended March 31, 2023
(Amounts in thousands of U.S. dollars, except per share data)

	Healthwell (Historical)	Starton (Historical)	Pro Forma Adjustments (Assuming Minimum Redemption)		Combined Pro Forma (Assuming Minimum Redemption)		Additional Pro Forma Adjustments (Assuming Maximum Redemption)	Combined Pro Forma (Assuming Maximum Redemption)
Revenue	—	—	—		—		—	—
Formation and operating costs	375	—	—		375		—	375
Franchise tax expense	50	—	—		50		—	50
Research and development	—	1,161	—		1,161		—	1,161
General and administrative expense	—	1,208	3,100	3c	4,308		—	4,308
Loss on change in fair value of derivative liability	536	—	—		536		—	536
Other income	—	—	—		—		—	—
Unrealized gain on investments held in Trust Account	(154)	—	154	3a	—		—	—
Realized gain on investments held in Trust Account	(2,550)	—	2,550	3a	—		—	—
Gain on change in fair value of warrant liabilities	808	—	—		808		—	808
Loss on derivative liability	—	—	45,085		45,085	3b	—	45,085
Interest expense – debt discount	1	—	—		1		—	1
Foreign exchange gain	—	10	—		10		—	10
Loss (Income) before income taxes	(934)	2,379	50,889		52,334		—	52,334
Income tax benefit (expense)	557	—	—		557		—	557
Net loss (income)	(377)	2,379	50,889		52,891		—	52,891

Weighted average common shares outstanding	—	82,335,503	—		46,177,000		—	33,578,803
Basic earnings per common share	—	(0.03)	—		$1.15		—	$1.58
Diluted earnings per common share	—	(0.03)	—		—		—	—
Weighted average shares outstanding of Class A common stock	25,000,000	—	—		—		—	—
Basic and diluted net (income) per share, Class A	(0.01)	—	—		—		—	—
Weighted average shares outstanding of Class B common stock	6,250,000	—	—		—		—	—
Basic and diluted net loss (income) per share, Class B	(0.01)	—	—		—		—	—
	—	—	—		—		—	—
Foreign currency translation adjustments	—	99	—		99		—	99
Comprehensive loss	(377)	2,478	50,889		52,990		—	52,990

HEALTHWELL ACQUISITION CORP. I
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the year ended December 31, 2022
(Amounts in thousands of U.S. dollars, except per share data)

	Healthwell (Historical)	Starton (Historical)	Pro Forma Adjustments (Assuming Minimum Redemption)		Combined Pro Forma (Assuming Minimum Redemption)		Additional Pro Forma Adjustments (Assuming Maximum Redemption)	Combined Pro Forma (Assuming Maximum Redemption)
Revenue	—	—	—		—		—	—
Formation and operating costs	1,423	—	—		1,423		—	1,423
Franchise tax expense	201	—	—		201		—	201
Research and development	—	8,192	—		8,192		—	8,192
General and administrative expense	—	4,455	—		4,455		—	4,455
Loss on change in fair value of derivative liability	468	—	—		468		—	468
Other income	—	—	—		—		—	—
Unrealized gain on investments held in Trust Account	(1,721)	—	1,721	3a	—		—	—
Realized gain on investments held in Trust Account	(2,242)	—	2,242	3a	—		—	—
Gain on change in fair value of warrant liabilities	(10,302)	—	—		(10,302)		—	(10,302)
Loss on derivative liability	—	—	196,167		196,167	3b	—	196,167
Interest expense – debt discount	—	—	—		—		—	—
Foreign exchange gain	—	10	—		10		—	10
Loss (Income) before income taxes	(12,173)	12,657	200,130		200,614		—	200,614
Income tax benefit (expense)	759	—	—		759		—	759
Net loss (income)	(11,414)	12,657	200,130		201,373		—	201,373

Weighted average common shares outstanding	—	81,994,189	—		46,177,000		—	31,274,000
Basic earnings per common share	—	(0.15)	—		$4.36		—	$6.44
Diluted earnings per common share	—	(0.15)	—		—		—	—
Weighted average shares outstanding of Class A common stock	25,000,000	—	—		—		—	—
Basic and diluted net (income) per share, Class A	(0.37)	—	—		—		—	—
Weighted average shares outstanding of Class B common stock	6,250,000	—	—		—		—	—
Basic and diluted net loss (income) per share, Class B	(0.37)	—	—		—		—	—
	—	—	—		—		—	—
Foreign currency translation adjustments	—	32	—		32		—	32
Comprehensive loss	(11,414)	12,689	200,130		201,405		—	201,405

COMBINED COMPANY
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(in thousands, except share and per share amounts)

Note 1 — Description of the Business Combination and Basis of Presentation

On April 27, 2023, HWEL entered into the Business Combination Agreement with Starton.

Pursuant to the Business Combination Agreement, Pubco will acquire Starton for aggregate base consideration of $260 million. which shall be payable in shares of Pubco common stock, or shares of a newly created Canadian subsidiary of Pubco and which will be exchangeable, on a one-for-one basis into shares of Pubco, with each share valued at the price at which Healthwell redeems its public stockholders at the business combination. In addition to the base consideration, existing Starton shareholders will have the right to receive contingent earnout consideration in the form of up to 25 million shares of Pubco common stock or Exchangeable Shares, as applicable, payable in three tranches of at least 8.3 million shares, with a tranche earned upon the post-closing Pubco stock price reaching at least $12 for 20 trading days, $14 for 20 trading days or upon achievement of a first clinical milestone and the Pubco stock price reaching at least $16 for 20 trading days or upon achievement of the successful completion of an FDA required bridging study in healthy volunteers that proves bio-equivalence between the ambulatory subcutaneous pump and either a transdermal patch or an on body subcutaneous pump.

The historical financial information of HWEL and Starton has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Business Combination in accordance with U.S. GAAP.

The Business Combination is a capital transaction in substance whereby HWEL will be treated as the acquired company for financial reporting purposes. This determination was primarily based on the following:

•        Starton stockholders will own the majority of the issued and outstanding common shares of the Combined Company.

•        The current executive officers of Starton will manage the Combined Company.

•        The majority of the board of directors of the Combined Company will be comprised of the current members of the board of directors of Starton.

•        Starton’s operations will be the operations of the Combined Company.

Accordingly, because HWEL does not represent a business for accounting purposes and its primary asset represents cash and cash equivalents, the Business Combination will be treated similar to an equity contribution in exchange for the issuance of Starton’s Common Shares. The net assets of HWEL will be stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of HWEL Class A Shares into cash:

•        Assuming minimum redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 35% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 35% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 8,625,000 Public Shares are redeemed for an aggregate redemption payment of approximately $88 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming maximum redemption scenario:    This scenario assumes that 21,223,000 Public Shares are redeemed for an aggregate redemption payment of approximately $218 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable). This maximum redemption scenario is based on the maximum permitted amount of redemptions while still satisfying the Minimum Cash Condition, which is waivable by HWEL and Starton.

Starton and HWEL have different fiscal years. As Starton’s fiscal year ends on March 31 and HWEL’s fiscal year ends on December 31, the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2022, is derived by combining HWEL’s audited statements and Starton’s unaudited financial results as of December 31, 2022 for the last twelve months. The unaudited condensed combined statement of operations for the three months ended March 31, 2023 is derived by combining HWEL’s unaudited statement of operations and Starton’s unaudited statement of operations for the three months ended March 31, 2023.

Note 2 — Pro Forma Adjustments to the Combined Balance Sheet as of March 31, 2023

Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2023.

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2023 as follows:

2(a)   Represents the transfer of funds from the Investments held in Trust Account to cash and cash equivalents.

2(b)  Represents the reclassification of HWEL’s common stock subject to possible redemption to permanent equity assuming no redemptions.

2(c)   Represents the reclassification of the historical retained earnings of HWEL to Additional Paid in Capital.

2(d)  Represents the reclassification of Starton subscription receivable to HWEL Additional Paid in Capital as part of business combination.

2(e)   Represents the payment of the deferred underwriting amounts in connection with HWEL’s IPO.

2(f)   Represents the conversion of Class B Common Stock to Class A Common Stock at the close of the Business Combination.

2(g)  Represents the payment of transaction costs related to the close of the Business Combination. These will be treated as a reduction in Additional Paid In Capital which is consistent with the accounting for equity infusions.

2(h)  Represents the reclassification of Starton’s historical Common Stock to Additional Paid In Capital.

2(i)    Represents the recording of earnout to Starton founders in the amount of approximately $241 million. This line on the pro forma Combined Balance Sheet includes approximately $1 million related to HWEL’s forward purchase contract that is accounted for as a derivative.

2(j)   Represents the recording of HWEL maximum redemption with all public shares other than the 1,500,000 public shares that public stockholders have to agree not to redeem in order for HWEL to have unrestricted cash on hand equal to or in excess of $15,000,000, per the condition requiring the same in the Business Combination Agreement, are redeemed.

2(k)  Represents the recording of the minimum redemption scenario where Starton obtains 52.9% of the voting shares with approximately 8,625,000 shares or approximately $88 million redeemed.

2(l)   Represents the recording of the satisfaction of performance conditions related to share-based compensation. The value of the adjustment was determined by taking the 1.0 million pre-combination shares times the pre-combination per share fair value of Starton of $3.10 (post-combination shares of approximately 300 thousand shares times $10.30 per share).

Note 3 — Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023, is derived from the following historical financial information:

(A)    The unaudited statement of operations and comprehensive loss of Starton for the three months ended March 31, 2023.

(B)    The unaudited statement of operations of HWEL for the three months ended March 31, 2023.

The unaudited pro forma condensed combined statement of operations as of December 31, 2022 is derived from the following historical financial information:

(A)    The unaudited statement of operations of Starton for the twelve months ended December 31, 2022.

(B)    The audited statement of operations of HWEL for the year ended December 31, 2022.

3(a)   Interest income and unrealized gain. Represents an adjustment to eliminate interest income and unrealized gains/losses on marketable securities held in the Trust Account as of the beginning of the period. The associated income tax expense was eliminated as a result of the elimination of the Trust Account income.

3(b)  Loss on derivative liability. Represents an adjustment to record the loss on the earnout to Starton founders in the amount of approximately $196 million for the period ended December 31, 2022 and an additional $45 million for the three months ended March 31, 2023. Starton used a Monte-Carlo simulation with a probability weighted scenario to assess the possible outcomes related to the vesting of the earn-out agreements with members of management.

3(c)   Represents an adjustment to record Starton compensation expense incurred as a result of the satisfaction of performance conditions. The value of the adjustment was determined by taking the 1.0 million pre-combination shares times the pre-combination per share fair value of Starton of $3.10 (post-combination shares of approximately 300 thousand shares times $10.30 per share).

INFORMATION ABOUT HWEL

Introduction

HWEL is a blank check company formed under the laws of the State of Delaware on February 2, 2021 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. HWEL has generated no operating revenues to date and will not generate operating revenues until consummating an initial business combination.

Significant Activities Since Inception

On August 5, 2021, HWEL consummated its IPO of 25,000,000 HWEL Units. Each HWEL Unit consists of one Public Share and one-half of one Public Warrant, with each Warrant entitling the holder thereof to purchase one share of Common Stock for $11.50 per share. The HWEL Units were sold at a price of $10.00 per HWEL Unit, generating gross proceeds of $250,000,000.

On August 5, 2021, simultaneously with the consummation of the IPO, HWEL completed the private sale (the “Private Placement”) of 7,700,000 Private Warrants to the Sponsor and the Representative at a purchase price of $1.00 per Private Warrant, generating gross proceeds of $7,700,000.

In connection with the IPO, the underwriters were granted a 45-day option from the date of the prospectus to purchase up to 3,750,000 additional HWEL Units to cover over-allotments, if any. On September 11, 2021, the over-allotment option expired.

A total of $250,000,000, comprised of $245,000,000 of the proceeds from the IPO and $5,000,000 of the proceeds from the private sales, was placed in a U.S.-based Trust Account maintained by Continental, acting as trustee.

Fair Market Value of Starton Business

Pursuant to the Nasdaq rules, the Starton business that HWEL is acquiring must have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the execution of a definitive agreement for the Business Combination. The fair market value of Starton was determined by the HWEL Board based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). The Public Stockholders will be relying on the business judgment of the HWEL Board, which had significant discretion in choosing the standard used to establish the fair market value of Starton, and different methods of valuation may have varied greatly in outcome from one another. As discussed in the Section entitled “Proposal 1: The Business Combination Proposal — Satisfaction of 80% Test,” the HWEL Board determined that this test was met in connection with the Business Combination.

If Nasdaq delists HWEL’s securities from trading on its exchange, HWEL would not be required to satisfy the fair market value requirement described above and could complete a business combination with the Starton business having a fair market value substantially below 80% of the assets held in the Trust Account (excluding taxes payable on income earned on the Trust Account).

Stockholder Approval of the Business Combination

HWEL is seeking stockholder approval of the Business Combination at the Special Meeting and, in connection with such meeting, Public Stockholders may redeem their Public Shares for cash in accordance with the procedures described in this proxy statement/prospectus. HWEL’s Insiders have agreed in the Insider Letter Agreement (i) to vote the Founder Shares and any other Public Shares owned by the Insiders, or HWEL’s directors and officers, in favor of the Business Combination; and (ii) not to redeem any Common Stock in connection with a stockholder vote to approve a proposed initial business combination, including the Business Combination. Insiders own approximately 54% of HWEL’s total outstanding shares of Common Stock.

HWEL will not complete the Business Combination (or any other proposed initial business combination, if the Business Combination is not completed) if HWEL does not have net tangible assets of at least $5,000,001 either before or after such consummation and, solely if HWEL obtains approval from a majority of the issued and outstanding Common Stock. HWEL chose the net tangible asset threshold of $5,000,001 to ensure that it would avoid being subject to Rule 419 promulgated under the Securities Act. Further, it is a condition to the parties’ obligation to close the Business Combination, waivable by HWEL and Starton, that HWEL or Pubco will have cash or cash equivalents equal to at least $15 million, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any Equity Investment or Debt Financing, and after the payment of the parties’ transaction expenses. For more information related to this condition, please refer to the section entitled “Risk Factors — Risks Related to HWEL” for more information. If the condition above is (1) not waived by Starton; (2) HWEL is unable to satisfy such condition, including with funds in any Equity Investment or Debt Financing, and (3) HWEL is not able to secure additional third-party financing in order to meet the condition, HWEL may not be able to consummate the Business Combination with Starton and it may not be able to locate another suitable target prior to August 5, 2023, if at all. Public Stockholders may therefore have to wait until after August 5, 2023 in order to be able to receive a pro rata share of the Trust Account.

Redemption Rights

In connection with the Special Meeting, Public Stockholders (but not HWEL’s Insiders) may seek to exercise redemption rights with respect to their Public Shares, regardless of whether they vote for or against the Business Combination, for the Redemption Price. Notwithstanding the foregoing, HWEL’s Insiders have agreed, pursuant to the Insider Letter with us, not to exercise their rights to redeem any Public Shares held by them for the Redemption Price. Redemption rights of Public Stockholders, if properly exercised in the manner described in this proxy statement/prospectus will be effected under the Current Charter and the DGCL. At the Special Meeting, Public Stockholders have the ability to vote for or against the Business Combination and still seek redemption of their Public Shares.

HWEL’s Insiders, directors and officers will not have redemption rights with respect to any Common Stock owned by them, directly or indirectly, whether acquired prior to the IPO or purchased by them in the IPO or in the aftermarket. Additionally, the purchasers of the Private Warrants will not have redemption rights with respect to any Private Warrants owned by them.

Pursuant to HWEL’s Current Charter, a Public Stockholder may request that HWEL redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that HWEL may not redeem such shares if such redemption would result in HWEL not having net tangible assets (as determined under the Exchange Act) of at least $5,000,001 either prior to or following the completion of the Business Combination.

A Public Stockholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Stockholder:

(a)     holds Public Shares or holds Public Shares through HWEL Units and elects to separate such HWEL Units into the underlying Public Shares and Warrants prior to exercising redemption rights with respect to the Public Shares; and

(b)    prior to 5:00 p.m., Eastern Time, on [•], 2023 (two business days prior to the vote at the Special Meeting), (i) submit a written request to Continental that HWEL redeem its Public Shares for cash and (ii) deliver its share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company.

Holders of HWEL Units must elect to separate the underlying Public Shares and Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their HWEL Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the HWEL Units into the underlying Public Shares and Public Warrants, or if a holder holds HWEL Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.

Public Stockholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HWEL’s consent, until the consummation of the Business Combination, or such other date as determined by the HWEL Board.

Any corrected or changed written demand of redemption rights must be received by HWEL’s Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Special Meeting. No demand for Redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Special Meeting.

Public Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is HWEL’s understanding that Public Stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, HWEL does not have any control over this process and it may take longer than two weeks. Public Stockholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not completed, this may result in an additional cost to stockholders for the return of their shares.

If a Public Stockholder properly demands redemption as described above, then, if the Business Combination is completed, HWEL will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your HWEL shares for cash and will no longer own these shares following the Business Combination.

If you are a Public Stockholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Public Warrants. Your Public Warrants will continue to be outstanding following a Redemption of your Public Shares and will become exercisable in connection with the completion of the Business Combination. Holders of Private Warrants do not have redemption rights in connection with the Business Combination.

If the initial business combination is not approved or completed for any reason, then Public Stockholders who elected to exercise their redemption rights would not be entitled to exercise their rights to redeem their Public Shares for the applicable pro rata share of the Trust Account. In such case, HWEL will promptly return any share certificates (if any) and other redemption forms delivered by Public Stockholders.

Redemption of Public Shares if No Business Combination

Unless HWEL effectuates another Extension, if HWEL does not complete a business combination by August 5, 2023, HWEL will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to us to pay HWEL’s tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of HWEL’s remaining stockholders and the HWEL Board, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to HWEL’s obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

Prior to such redemption of Public Shares, HWEL would be required to assess all claims that may be potentially brought against us by HWEL’s creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Stockholders with respect to amounts that are owed to them. There can be no assurances that HWEL will properly assess all claims that may be potentially brought against us. As such, HWEL’s stockholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with HWEL’s search for Starton) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.

Each of HWEL’s initial stockholders and the purchasers of the Private Warrants have agreed to waive its rights to participate in any liquidation of HWEL’s Trust Account with respect to the Founder Shares and Private Warrants. There will be no distribution from the Trust Account with respect to Warrants which will expire worthless.

If HWEL is unable to complete an initial business combination and expend all of the net proceeds of HWEL’s IPO, other than the proceeds deposited in the Trust Account, the per-share distribution from the Trust Account would be approximately $[__] (based on the Trust Account balance as of [__], 2023).

The proceeds deposited in the Trust Account could, however, become subject to the claims of HWEL’s creditors which would be prior to the claims of the Public Stockholders. Although HWEL will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against HWEL’s assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of the Public Stockholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, HWEL’s management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.

The Sponsor has agreed that, if we liquidate the Trust Account prior to the consummation of a business combination, it will be personally liable to pay the debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us in excess of the net proceeds of the IPO not held in the Trust Account, but only to the extent necessary to ensure that such debts or obligations do not reduce the amounts in the Trust Account and only if such parties have not executed a waiver agreement. However, there can be no assurances that it will be able to satisfy those obligations if it is required to do so. Accordingly, the actual per-share distribution could be less than $[__] (based on the Trust Account balance as of [__], 2023) due to claims of creditors. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in HWEL’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Public Stockholders. To the extent any bankruptcy claims deplete the Trust Account, there can be no assurances that we will be able to return to the Public Stockholders at least $[__] (based on the Trust Account balance as of [__], 2023). The agreement entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Marcum LLP, HWEL’s independent registered public accounting firm, and the underwriters of the IPO, will not execute agreements with HWEL waiving such claims to the monies held in the Trust Account.

Employees

HWEL has three executive officers. These individuals are not obligated to devote any specific number of hours to HWEL matters and devote only as much time as they deem necessary to HWEL’s affairs. HWEL does not intend to have any full-time employees prior to the completion of a business combination.

Legal Proceedings

To the knowledge of HWEL’s management, there is no litigation currently pending or contemplated against HWEL, any of HWEL’s officers or directors in their capacity as such or against any of HWEL’s property.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF
HWEL PRIOR TO THE BUSINESS COMBINATION

Directors and Executive Officers

HWEL’s current directors and executive officers are as follows:

Name	Age	Position
Alyssa Rapp	44	Chief Executive Officer and Director
Tracy Wan	63	President, Chief Financial Officer and Director
Curtis Feeny	65	Co-Chair
George Hornig	68	Co-Chair
Matt Wandoloski	69	Director
Christie Hefner	70	Director
John MacCarthy	63	Director
Ellen Levy	53	Director
Carl Allegretti	61	Director

The experience of our directors and executive officers is as follows:

Alyssa Rapp has served as our Chief Executive Officer since February 2021 and a director since August 2, 2021. Ms. Rapp has also served as an independent director of Together Women’s Health (formerly Elevate Women’s Health) and Empower MedSpa, portfolio companies of Shore Capital Partners, since October 2020 and October 2022, respectively. Ms. Rapp served as Chief Executive Officer of Surgical Solutions, a B2B healthcare services business providing non-clinical surgical services to hospitals, from 2018 to 2021. As CEO of Surgical Solutions, Ms. Rapp led a successful turnaround of the enterprise, driving 21% sales growth with 90% customer retention. From 2015 to 2018, Ms. Rapp served as the founder & CEO of Bottlenotes, Inc., a leading interactive media company. Since 2015, Ms. Rapp has served as the Managing Partner of A JR Ventures, a strategic advisory firm for family offices and private equity firms on market development, digital and e-commerce strategies for select portfolio companies. Ms. Rapp has served as a lecturer in management at Stanford University’s Graduate School of Business since 2014 and Adjunct Professor of Entrepreneurship at the University of Chicago’s Booth Business School since 2019. Ms. Rapp earned a B.A. in Political Science and the History of Art from Yale University in 2000 and an M.B.A. from Stanford University’s Graduate School of Business in 2005. She is the author of Amazon Bestseller, Leadership and Life Hacks: Insights from a Mom, Wife, Entrepreneur & Executive (ForbesBooks, October 2019). Ms. Rapp was selected to serve on our board due to her experience in the technology and healthcare industries.

Tracy Wan has served as our President and Chief Financial Officer since February 2021 and a director since August 2, 2021. Ms. Wan is a seasoned executive who has spent over 25 years in senior management roles as chief financial officer and chief operating officer at public and private companies. Since 2016 and from 2006 to 2009, Ms. Wan has been a Managing Partner of TYW Consultants LLC, a consulting and advisory firm that provides services to executive teams, boards and investors to develop strategic business plans and improve financial and operational performance. As part of her consulting and advisory practice at TYW Consultants, she provided consulting services to Surgical Solutions from 2018 to 2021, including as Acting COO from 2019 to 2020, working with Surgical Solutions’ management team and the company’s board, other healthcare companies, original equipment manufacturers of medical equipment and supplies, and hospital administrators. Ms. Wan has worked closely with Ms. Rapp on a variety of business projects over the last ten years. For her executive roles, Ms. Wan served as President, COO (1999-2006), Director (2004-2006) and Executive Vice President and CFO (1994-1999) of The Sharper Image (formerly NASDAQ: SHRP). Ms. Wan also served as President, COO and Director (2015-2016) and as COO (2009-2015) of Cycle Gear, Inc., a private-equity backed omni-channel retail business. Ms. Wan earned a B.S. in Business Administration, Accounting from San Francisco State University. Early in Ms. Wan’s career, she worked as a CPA (not currently active) in the public accounting firm of Laventhol and Horwath in San Francisco, California. Ms. Wan was chosen to serve on our board in light of her experience in public companies, private equity and the healthcare industry.

Curtis Feeny has served as Co-Chair of our board since August 2, 2021. Since March 2020, Mr. Feeny has also served as a Senior Advisor to Peterson Partners. From 2000 to 2017, he was Managing Director at Voyager Capital, a leading technology venture capital firm, where he invested in healthcare technology, SaaS, enterprise software, data analytics and wireless infrastructure, amongst other sectors. Mr. Feeny also served as Managing Director for Silicon

Valley Data Capital from 2017 to 2019, where he focused on early stage technology investing. Prior investments include Ayla Networks, Kaggle (acquired by Google), Wise.io (acquired by GE), Sensys Networks, WellnessFX (acquired by Thorne Research) and ClearCare (acquired by Wellsky). Mr. Feeny has served on over 30 boards, both public and private, including the board of CBRE from 2006 to 2021 (NYSE:CBRE), Staples from 2016-2017, Khan Academy since 2016, Stanford Federal Credit Unit since 2006, Silicon Valley Executive Network since 2012 and Docusign, Inc. from 2010 to 2020 (NASDAQ: DOCU). He was also a senior executive at the Stanford Management Company and Trammell Crow prior to joining Voyager in 2000. During his time at Stanford Management Company, the office within Stanford University that invests Stanford University’s endowment and other financial assets, Mr. Feeny was responsible for overseeing the investment of the university’s endowment as it grew from $2.5 billion to $8.9 billion over eight years. Mr. Feeny has an MBA from Harvard Business School and a B.S. in mechanical engineering from Texas A&M University. Upon consummation of our initial public offering, Peterson Partners received the right to nominate to our board one director to serve prior to our initial business combination. Peterson Partners nominated Curtis Feeny upon consummation of our initial public offering. Mr. Feeny was chosen to serve on our board due to his experience in the technology, healthcare and private equity industries.

George Hornig has served as Co-Chair of our board since August 2,2021. From 2010 to 2016, Mr. Hornig was a Senior Managing Director and Global COO of PineBridge Investments, a global asset manager focused on active, high-conviction investing with over $125 billion in assets under management. Mr. Hornig previously served as COO of Credit Suisse Asset Management from 1999 to 2010, Deutsche Bank Americas from 1993 to 1999 and Wasserstein Perella from 1988-1991, where he was also a co-founder of the firm. Mr. Hornig has also been an active director and seed investor for private technology-enabled companies over the last 30 years, serving as a director (and now chairman) of Xometry, an AI-driven manufacturing platform, since 2013. Mr. Hornig has served as a director of Vaxxinity Inc. since 2022; Chairman of the board of The Seed Lab since 2019; a director and Audit Chair of Syntax since 2018; and a director of Daniel J. Edelman Holdings since 2016. He was also a director of KBL Merger Corp IV from 2017 to 2020 and a director of Forrester Research from 1997 to 2018. He has been member of the Advisory Board for Babiators since 2014, Stojo since 2018 and Copper Publishing since 2019, Ready Set Jet since 2019, and he previously was an Advisory Board Member of VNTANA from 2016 to 2019. Mr. Hornig holds an A.B, J.D, and M.B.A from Harvard University. Mr. Hornig was selected as a member of our board due to his decades of experience in the healthcare, investment banking and technology industries.

Matt Wandoloski has served as a director since August 2, 2021. Since 2019, Mr. Wandoloski has served as CEO of Paloma Healthcare Consulting, a consulting firm that partners with innovative healthcare related companies to accelerate growth and profitability through board and strategic advisor roles. From 2011 to 2018, he served as Vice President of Corporate Strategy, Informatics, & Subsidiary Development at Blue Cross Blue Shield of Arizona. Other notable senior roles during his extensive healthcare tenure include serving as the former CEO of UnitedHealthcare, S. Arizona, as a Partner with Mercer, and Interim CEO & board member for Children’s Clinic of S. Arizona. He has an extensive background with Health plans, Delivery systems, and large Self-Funded Employers. Since 2021, Mr. Wandoloski has served on the board of directors of Complia Health, a home health home care hospice software company. Since 2023, he has served on the board of directors for Delta Dental of Arizona. In addition, he has served as an advisor/advisory board member for Solera Health since 2019, Rivia Health from 2020 to 2022, Reciprocity Health since 2021, Curatus since 2019, Health Plan Innovation Roundtable since 2019, WealthVP since 2020 and Genius Avenue since 2020. He has also served as an advisor to Edgewater Funds since 2021 and Triple Tree Capital Partners since 2020. He holds a M.B.A in Finance from Long Island University — C.W Post, New York. Mr. Wandoloski was selected to serve on our board due to his extensive experience in the healthcare industry.

Christie Hefner has served as a director since August 2, 2021. Ms. Hefner has served on the boards of R.D. Offutt Company since 2016, Scent Beauty since 2019, Metro Edge since 2019 and Fyllo since 2020. Ms. Hefner also previously served as Chairman of the Board of Hatch Beauty Brands, which offers both beauty and wellness incubation, from 2014 to 2022 and as a director for Luminary Digital Media, LLC from 2013 to 2016. Previously, she served in a variety of executive positions with Playboy Enterprises, serving as the longest tenured female public company CEO. She was widely credited with developing and leading the execution of strategies that repositioned the company from its legacy domestic magazine business to a global multi-media and lifestyle company and building its institutional shareholder base. Ms. Hefner has been a Trustee of Rush University Medical Center since 1993 and former Chairman of the CORE Center, a national model for the integrated treatment of people with HIV AIDS and other infectious diseases, from 1995 to 2002. Ms. Hefner was also the former Executive Chairman of Canyon Ranch

Enterprises from 2009 to 2015. Ms. Hefner holds a B.A. in English and American Literature from Brandeis University. Ms. Hefner was chosen to serve on our board due to her wide range of experience, including in the beauty and wellness industry.

John MacCarthy has serves as a director since August 2, 2021. He has been a member of the board of directors of the Nuveen Global Cities REIT, an unlisted Real Estate Investment Trust with over $2.5 billion in assets under management, since July 2017. He also served as the Chief Legal Officer of Nuveen, an investment management firm owned by TIAA with over $1 trillion in assets under management, in 2017 and 2018. Prior to that, Mr. MacCarthy was Chief Operating Officer of TIAA Global Real Assets in 2016 and 2017. Mr. MacCarthy joined Nuveen Investments (NYSE: NUV) as General Counsel in 2006, serving as Executive Vice President, Secretary and General Counsel from 2008 through 2015. Before joining Nuveen, Mr. MacCarthy was a partner at the law firm of Winston & Strawn LLP, serving as Chairman of the Corporate Department from 2001 to 2006. Mr. MacCarthy holds a J.D. from Stanford Law School and a B.A. from Williams College. Pursuant to an agreement with the Sponsor, a trust established for the benefit of the heirs of Gregory J. Purcell and a member of the Sponsor, was entitled to nominate two directors for appointment to our board in connection with the closing of our initial public offering, which nominees were Carl Allegretti and John MacCarthy. Mr. Purcell is the founder and Chief Executive Officer of Arbor Investments. Mr. MacCarthy was selected to serve on our board due to his extensive legal, investments and private equity experiences.

Ellen Levy has served as a director since August 2, 2021. Since January 2007, Dr. Levy has served as the Founder & Managing Director of Silicon Valley Connect, working with organizations and entrepreneurs on opportunities for “networked innovation,” while also managing a portfolio of 50+ startups as an angel investor/advisor (a sample of investments include: RelateIQ, acquired by Salesforce; Accompany, acquired by Cisco; Outreach, BetterUp; DoctorOnDemand; Happiest Baby; and Trusted Health). Additionally, she is a member of the boards of directors of Learn CW Investment Corp (NYSE: LCW), an education technology SPAC; commercial real estate finance company Walker & Dunlop (NYSE: WD); and social network for military and veterans company Rallypoint. From 2015 to 2020, she also served on the board of education technology company Instructure (NYSE: INST). From 2003 to 2012, Dr. Levy spent nearly a decade working with LinkedIn, including as Vice President of Corporate Development & Strategy and a member of the executive team following her original role as an advisory board member when the company was first founded. Over her career, Dr. Levy has held formal roles in venture capital (Softbank Venture Capital; NeoCarta Ventures; Draper Fisher Jurvetson), startups (WhoWhere, bought by Lycos; Softbook Press, bought by Gemstar TVGuide; LinkedIn, bought by Microsoft), technology think tanks (Interval Research), large corporations (Apple Computer; PriceWaterhouse Coopers), and universities (Harvard; Stanford; Arizona State University). Dr. Levy has a B.A. from the University of Michigan and an M.A. & Ph.D. in Cognitive Psychology from Stanford University. Dr. Levy was selected to serve on our board due to her experience in the technology industry.

Carl Allegretti has served as a director since August 2, 2021. Mr. Allegretti has been the President of Arbor Investments since March 2020. From 2002 to 2020, he was Managing Partner of Deloitte’s Chicago Office. Mr. Allegretti worked with Deloitte leadership to successfully lead the Chicago tax practice of Arthur Andersen, where he began his professional career in 1983, to Deloitte in 2002. While at Deloitte, Mr. Allegretti also served as Chairman and CEO of Deloitte Tax LLP, led the tax practice for the Canadian member firm of Deloitte Touche Tohmatsu Limited (DTTL), led Deloitte’s Global Private Practice, was Vice Chair of the US Board of Directors and was a member of Deloitte’s Global Board of Directors. Mr. Allegretti serves on the board of the National Football Foundation. Mr. Allegretti also serves as Chair of the Audit Committee of the Ann and Robert H. Lurie Children’s Hospital of Chicago and the Co-Chair of the After School Matters Advisory Board, and he was the former Chair of Illinois Special Olympics. Mr. Allegretti received his bachelor’s degree in Accounting from Butler University in Indiana. Mr. Allegretti is a member of the American Institute of Certified Public Accountants and is a certified CPA in Illinois and Indiana. Pursuant to an agreement with the Sponsor, a trust established for the benefit of the heirs of Gregory J. Purcell and a member of the Sponsor, was entitled to nominate two directors for appointment to our board in connection with the closing of our initial public offering, which nominees were Carl Allegretti and John MacCarthy. Mr. Purcell is the founder and Chief Executive Officer of Arbor Investments. Mr. Allegretti was selected to serve on our board due to his decades of business experience.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Number and Terms of Office of Officers and Directors

Our board of directors consists of nine members. Prior to our initial business combination, holders of our Founder Shares have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of our public shares do not have the right to vote on the appointment of directors during such time. These provisions of our amended and restated certificate of incorporation may only be amended by approval of a majority of at least 90% of the shares of our Class B common stock. Each of our directors holds office for a two-year term. Subject to any other special rights applicable to the stockholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors or by a majority of the holders of our common stock (or, prior to our initial business combination, holders of our Founder Shares).

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated certificate of incorporation as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that George Hornig, Curtis Feeny, Matt Wandoloski, Ellen Levy, Christie Hefner are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Pursuant to Nasdaq listing rules we have established two standing committees: an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act and a compensation committee, each comprised of independent directors.

Audit Committee

Curtis Feeny, George Hornig and Christie Hefner serve as members of the audit committee. George Hornig serves as chair of the audit committee.

Each member of the audit committee is financially literate and our board of directors has determined that each member qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm;

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm has with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities.

Compensation Committee

Curtis Feeny, George Hornig and Christie Hefner serve as members of our compensation committee. George Hornig is the chair of the compensation committee.

We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (our “Code of Ethics”). A copy of our Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF HWEL

The following discussion and analysis of HWEL’s financial condition and results of operations should be read in conjunction with HWEL’s — audited financial statements and the notes related thereto for the year ended December 31, 2022, and HWEL’s unaudited financial statements and the notes related thereto for the three months ended March 31, 2023 included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, references in this section to “we”, “us”, “our”, “Healthwell” or the “Company” generally refer to HWEL.

Overview

We are a blank check company incorporated on February 2, 2021 as a Delaware corporation and formed for the purpose of effectuating a business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of Initial Public Offering that occurred on August 5, 2021 and the private placement of the Private Warrants, the proceeds of the sale of our shares in connection with our initial business combination (including to the target or pursuant to the forward purchase agreement or other forward purchase agreements or backstop agreements we may enter into or otherwise), shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.

On April 27, 2023, we entered into the Business Combination Agreement with Starton; Pubco; Purchaser Merger Sub; CallCo; ExchangeCo; the Sponsor, as the representative from and after the Effective Time of the stockholders of Pubco (other than the Starton Shareholders (as defined below) and their successors and assignees); and Kiriakos Charlie Perperidis, in the capacity as the representative of the Starton Shareholders from and after the Effective Time. The Business Combination Agreement was amended by the First Amendment to Business Combination Agreement, dated May 15, 2023. For more information, see the section entitled “Proposal No. 1: The Business Combination Proposal — The Business Combination Agreement.”

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities for the period from February 2, 2021 (inception) through March 31, 2023 were organizational activities, the Initial Public Offering and identifying target companies for a business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as due diligence expenses in connection with our search for business combination targets, including Starton.

For the three months ended March 31, 2023, we had net income of $376,054, which resulted from unrealized gain on investments held in Trust Account of $153,692, and realized gain on investments held in Trust Account of $2,549,994, offset in part by a loss on the change in the fair value of warrant liabilities of $808,000, a loss on the change in fair value of derivative liability — forward purchase agreement of $536,000, operating and formation costs of $375,295, income tax expense of $556,992, franchise tax expense of $50,250, and interest expense of $1,095.

For the three months ended March 31, 2022, we had net income of $5,400,380, which resulted from a gain on change in the fair value of warrant liabilities of $5,454,000, change in fair value of derivative asset — forward purchase agreement of $216,000, unrealized gain on investments held in Trust Account of $72,777, a realized gain on investments held in Trust Account of $25,290, offset in part by formation and operating costs of $317,687, and franchise tax expense of $50,000.

For the year ended December 31, 2022, we had net income of $11,413,092, which resulted from a gain on change in the fair value of warrant liabilities of $10,302,000, unrealized gain on investments held in the Trust Account of $1,721,085, and realized gain on investments held in the Trust Account of $2,241,175, offset in part by operating and formation costs of $1,423,490, a loss on the change in fair value of derivative liability — forward purchase agreement of $468,000, income tax expense of $758,878 and franchise tax expense of $200,800.

For the period from February 2, 2021 (inception) through December 31, 2021, we had net income of $4,490,977, which resulted from a gain on change in the fair value of warrant liabilities of $6,666,000, unrealized gain on investments held in the Trust Account of $18,824, and realized gain on investments held in the Trust Account of $18,126, offset in part by expensed offering costs of $1,020,874, formation and operating costs of $552,633, change in fair value of derivative liability — forward purchase agreement of $456,000, and franchise tax expense of $182,466.

Liquidity, Capital Resources, and Going Concern

On August 5, 2021, we consummated the Initial Public Offering of 25,000,000 Units, generating gross proceeds of $250,000,000. Simultaneously with the consummation of the Initial Public Offering, we completed the private sale of 7,700,000 Private Warrants to the Sponsor at a purchase price of $1.00 per warrant, generating gross proceeds of $7,700,000. A portion of proceeds from the sale of the Private Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If we do not complete an initial business combination by August 5, 2023 (24 months from the closing of the Initial Public Offering), the proceeds from the sale of the Private Warrants deposited in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Warrants will expire worthless.

For the three months ended March 31, 2023, net cash used in operating activities was $709,640, which was due to a unrealized gain on investments held in the Trust Account of $153,692, realized gain on investments held in the Trust Account of $2,549,994, partially offset by our net income of $376,054, change in fair value of derivative liability-forward purchase agreement of 536,000, change in fair value of warrant liabilities of $808,000, deferred tax expense of $32,276, and changes in working capital of $241,716.

For the three months ended March 31, 2022, net cash used in operating activities was $290,266, which was due to a non-cash gain on the change in fair value of warrant liabilities of $5,454,000, change in fair value of derivative asset — forward purchase agreement of $216,000, changes in working capital of $77,421, unrealized gain on investments in the Trust Account of $72,777 and a realized gain on investments in the Trust Account of $25,290, offset in part by our net income of $5,400,380.

For the year ended December 31, 2022, net cash used in operating activities was $941,888, which was due to a gain on the change in fair value of warrant liabilities of $10,302,000, changes in working capital of $1,075,899, unrealized gain on investments held in the Trust Account of $1,721,085 and realized gain on investments held in the Trust Account of $2,241,175, offset in part by our net income of $11,413,092 and change in fair value of derivative liability — forward purchase agreement of $468,000

For the period from February 2, 2021 (inception) through December 31, 2021, net cash used in operating activities was $1,212,918, which was due to a gain on the change in fair value of warrant liabilities of $6,666,000, changes in working capital of $477,819, unrealized gain on investments held in the Trust Account of $18,824 and realized gain on investments held in the Trust Account of $18,126, offset by our net income of $4,490,977, expensed offering costs of $1,020,874, and a loss on the change in fair value of derivative liability — forward purchase agreement of $456,000.

For the three months ended March 31, 2023, net cash provided by investing activities of $546,748 was the proceeds received from the Trust Account to pay taxes.

For the three months ended March 31, 2022, net cash provided by investing activities of $62,500 was the result of the amount of proceeds received from the Trust Account to pay franchise taxes.

For the year ended December 31, 2022, net cash provided by investing activities of $330,384 was the proceeds received from the Trust Account to pay taxes.

For the period from February 2, 2021 (inception) through December 31, 2021, net cash used in investing activities of $250,000,000 was the net proceeds from the Initial Public Offering and Private Placement being deposited in the Trust Account.

For the three months ended March 31, 2023, net cash provided by financing activities was $60,000, which was a result of proceeds from a convertible promissory note.

There were no cash flows from financing activities for the three months ended March 31, 2022.

There were no cash flows from financing activities for the year ended December 31, 2022.

For the period from February 2, 2021 (inception) through December 31, 2021, net cash provided by financing activities was $251,962,174, which was comprised of proceeds from the Initial Public Offering, net of underwriter’s discount paid, of $245,000,000, proceeds from the sale of the Private Warrants of $7,700,000, proceeds from an unsecured promissory note issued by the Company to the Sponsor on February 10, 2021 and amended on July 6, 2021 pursuant to which the Company could borrow up to an aggregate of $350,000 (the “Promissory Note”), repayment of the Promissory Note with the Sponsor of $350,000, and proceeds from the sale of Class B Common Stock to the Sponsor of $25,000, offset in part by the payment of offering costs of $762,826.

As of March 31, 2023, we had cash of $34,860 held outside the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial business combination. We also incur expenses as a result of being a public company for legal, financial reporting, accounting and compliance. We will also have obligations to pay Delaware and California state franchise taxes and other taxes with the funds held outside of the Trust Account to the extent that interest earned on the Trust Account is not sufficient to cover these taxes. We currently believe that the interest earned on the Trust Account should be sufficient to cover these taxes.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of taxes payable and excluding deferred underwriting commissions) to complete our initial business combination. We may withdraw interest to pay taxes. We estimate our annual franchise tax obligations, based on the number of shares of our common stock authorized and outstanding after the completion of the Initial Public Offering, to be to be $200,000 per year for Delaware, and $800 per year for California, plus other taxes, including but not limited to federal and state income and excise taxes, which we may pay from funds from the sale of the Private Warrants held outside of the Trust Account or from interest earned on the funds held in the Trust Account and released to us for this purpose. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. To the extent that our common stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

The unaudited condensed financial statements have been prepared in conformity with GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred and expect to continue to incur significant costs in pursuit of our acquisition plans. We anticipate that the cash held outside of the Trust Account as of March 31, 2023, will not be sufficient to allow us to operate until August 5, 2023, the date at which we must complete our initial business combination. Further, if our initial business combination is not consummated August 5, 2023, there will be a mandatory liquidation and subsequent dissolution of the Company. These conditions raise substantial doubt about our ability to continue as a going concern for the next 12 months after the date that the accompanying financial statements are issued.

We plan to address this uncertainty through our initial business combination as discussed above. There is no assurance that our plans to consummate our initial business combination will be successfully completed by August 5, 2023. The financial statements included elsewhere in this proxy statement/prospectus do not include any adjustments that might result from the outcome of this uncertainty.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

On March 17, 2023, we issued an unsecured promissory note in the principal amount of up to $750,000 to the Sponsor (the “March Working Capital Loan”).The March Working Capital Loan bears no interest and is due and payable upon the earlier to occur of (i) the date on which our initial business combination is consummated and (ii) the liquidation of the Company on or before August 5, 2023, or such later liquidation date as may be approved by our stockholders. At the election of the Sponsor, the unpaid principal amount of the March Working Capital Loan may be converted into warrants of the Company (the “Conversion Warrants”) with the total Conversion Warrants so issued equal to: (x) the portion of the principal amount of the March Working Capital Loan being converted divided by (y) $1.00, rounded up to the nearest whole number of warrants. On March 31, 2023, the Company drew $60,000 from the March Working Capital Loan, which has not yet been repaid as of March 31, 2023. Through May 18, 2023, the total amount drawn by the Company from the March Working Capital Loan was $400,000.

The fair value option was elected (see Note 10 of HWEL’s condensed financial statements contained elsewhere in this proxy statement/prospectus) and, as such, the fair value of the March Working Capital Loan is shown on the condensed balance sheets as $41,332 and $0 as of March 31, 2023 and December 31, 2022, respectively. The difference between the amount of the borrowing of $60,000 and the fair value of $41,332 is $18,668 and is recorded as an equity contribution in the Condensed Statements of Changes in Stockholders’ Deficit.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not placed in the Trust Account to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business combination and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2023 and December 31, 2022.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities, other than described below.

Promissory Note — Related Party

On February 10, 2021, HWEL issued an unsecured promissory note, as amended on July 6, 2021, to the Sponsor, pursuant to which HWEL could borrow up to an aggregate of $350,000 to cover expenses related to the Initial Public Offering (the “Promissory Note”). The Promissory Note was non-interest bearing and was payable on the earlier of (i) June 30, 2022 or (ii) the consummation of the Initial Public Offering. On August 5, 2021, HWEL repaid the outstanding balance under the Promissory Note of $350,000 that was borrowed prior to the Initial Public Offering. As of December 31, 2022, there was no borrowings outstanding under the Promissory Note. The Company no longer has the ability to borrow under the Promissory Note.

On March 17, 2023, the Company issued the March Working Capital Loan in the principal amount of up to $750,000 to the Sponsor. The March Working Capital Loan bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company’s initial business combination is consummated and (ii) the liquidation of the Company on or before August 5, 2023, or such later liquidation date as may be approved by the Company’s stockholders. At the election of the Sponsor, the unpaid principal amount of the March Working Capital Loan may be converted into Conversion Warrants with the total Conversion Warrants so issued equal to: (x) the portion of the principal amount of the March Working Capital Loan being converted divided by (y) $1.00, rounded up to the nearest whole number of warrants. On March 31, 2023, the Company drew $60,000 from the March Working Capital Loan, which has not yet been repaid as of March 31, 2023. Through May 18, 2023, the total amount drawn by the Company from the March Working Capital Loan was $400,000.

The fair value option was elected (see Note 10 of HWEL’s condensed financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus) and, as such, the fair value of the March Working Capital Loan is shown on the condensed balance sheets as $41,332 and $0 as of March 31, 2023 and December 31, 2022, respectively. The difference between the amount of the borrowing of $60,000 and the fair value of $41,332 is $18,668 and is recorded as an equity contribution in the Condensed Statements of Changes in Stockholders’ Deficit.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 3,750,000 additional units to cover over-allotments at the initial public offering price, less the underwriting discounts and commissions. On September 11, 2021, the over-allotment option expired.

The underwriters were paid a cash underwriting discount of $0.20 per unit, or $5,000,000 in the aggregate, upon the closing of our initial public offering. In addition, $0.35 per unit, or $8,750,000 in the aggregate will be payable to the underwriters as deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that HWEL completes an initial business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies and Significant Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to HWEL’s own common stock, among other conditions for equity classification. This assessment is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statement of operations. The accounting treatment of derivative financial instruments required that HWEL record the warrants as derivative liabilities at fair value upon the closing of the March Working Capital Loan. As of March 31, 2023, HWEL estimated the fair value of the warrant derivative liabilities to be $2,424,000. The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value.

Class A Common Stock Subject to Possible Redemption

All of the 25,000,000 shares of Class A Common Stock sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with our initial business combination and in connection with certain amendments to the Current Charter. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Therefore, all Public Shares have been classified outside of permanent equity.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit.

Net Income Per Share of Common Stock

Net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Remeasurement associated with the redeemable shares of Class A Common Stock is excluded from net income per share as the redemption value approximates fair value. Therefore, the income per share calculation allocates income and losses shared pro rata between Class A and Class B Common Stock. As a result, the calculated net income per share is the same for Class A and Class B shares of common stock. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 20,200,000 shares in the calculation of diluted net income per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net income per share is the same as basic net income per share for the periods presented.

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates. Significant estimates included in the condensed financial statements include warrant liabilities and derivative financial instruments.

Actual results could materially differ from those estimates.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

Factors That May Adversely Affect our Results of Operations

Our results of operations and our ability to complete an initial business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond our control. Our business could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in Ukraine. We cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and our ability to complete an initial business combination.

INFORMATION ABOUT STARTON

Throughout this section, unless otherwise noted, “we,” “us,” “our,” “Starton” and the “Company” refer to Starton Therapeutics, Inc.

Overview

Through its proprietary transdermal technology, Starton is a clinical-stage biotechnology company focused on improving standard-of-care therapies for people with cancer. We use continuous delivery of proven, FDA approved, active ingredients to develop and bring products to market with new indications or with superior outcomes in existing indications. Our lead program STAR-LLD is a continuous delivery system of lenalidomide, developing both a subcutaneous and a transdermal formulation for multiple indications in CLL, in MM, and potentially expanding in other cancers including lymphoma and solid tumors. Our second lead program is STAR-OLZ, a multi-day transdermal delivery system of the atypical antipsychotic olanzapine. Olanzapine has been shown to be a powerful anti-nausea/antiemetic and, although not approved by the FDA, it has been included in several guidelines for use in CINV. We have conducted a disease-model challenge study to confirm the efficacious blood levels of olanzapine in nausea and vomiting and conducted a healthy human volunteer study to assess the pharmacokinetics of the TDS. We have also planned a Phase 2 clinical stage program in cancer supportive care for STAR-OLZ in development for CINV and PIINV. In addition, we have three (3) other preclinical programs and a proprietary platform that can screen and identify continuous delivery candidates that have potential new indication, the opportunity for on label superiority and improvements in tolerability and safety.

Prior Disclosures

Starton is aware that its CEO appeared on the television program “Unicorn Hunters” on June 7, 2021. During that appearance, the CEO made a number of representations as to Starton’s approach to reformulating drug products to improve efficacy, tolerability and patients’ quality of life. As part of these representations, the CEO raised the specific example of Starton’s investigational reformulation of Revlimid™. While Starton believes in the value of its product, it understands that any clinical superiority claims cannot be made absent specific findings from rigorous clinical studies which Starton has not undertaken. The CEO’s comments on the television program were not intended to suggest Starton has conducted such studies; Starton does not have data to support these specific representations and disclaims any representations or purported representations by its CEO which either stated or implied the contrary.

Our Technology

We use continuous delivery technology to deliver FDA approved active ingredients. We have developed a series of algorithms that allow us to select and prioritize active ingredients from well understood highly successful medicines that offer the best opportunity to enhance efficacy, improve the side effect profile, as well as compliance and convenience. We identify new indications where efficacy data exists, but tolerability prevented the originator to obtain an on-label indication. We have capabilities in the development of drugs in adhesive matrix TDS and we have a SC program in development. The goal of each is to reduce the AUC and Cmax of a drug to improve tolerability and avoid periods of subtherapeutic dosing due to a short elimination T1/2.

With each program, we establish an AUC target to identify the blood level (mcg/L) point estimate with oral administration where half of the dose interval is above the point estimate and half of the dose interval is below the point estimate. Using this mid-point method, the total AUC is lower than that observed with oral daily dosing which may reduce the toxicity observed with a higher AUC while maintaining efficacy.

Overview of Transdermal Drug Delivery

Transdermal drug delivery is a method of delivering drugs systemically by applying a drug formulation onto intact and healthy skin. Currently there are about forty (40) prescription transdermal patches available in the U.S. market as well as multiple OTC patches. DIA matrix transdermal delivery is the technology behind the majority of the transdermal patches in the market.

Transdermal patches have a number of benefits. The first benefit is that transdermal delivery produces a steady and sustained delivery without the peaks and troughs in blood levels associated with pulsatile forms of delivery (IV/oral). Cmax are often associated with side effects due to the overshoot of the therapeutic blood level, while the troughs and lower blood levels fail to provide adequate therapeutic effectiveness.

The second benefit is delivering therapeutic agents across the skin enables avoidance of first-pass metabolism and potentially reducing key side effects associated with metabolic by-products from the metabolism. This makes transdermal delivery particularly well-suited for molecules with limited oral systemic BA, extensive first-pass metabolism, and well documented pharmacokinetics — pharmacodynamics effects of associated toxicity. The sustained delivery of transdermal dosing is a particular advantage for drugs with short half-lives by reducing the frequency of dosing and high peak to trough swings in blood levels.

The third benefit is that by going through the skin, transdermal patches avoid gastrointestinal disturbance not associated with the drug itself that often accompany oral dosing. For example, patients treated with transdermal fentanyl experienced significantly less constipation than observed with oral morphine (28% vs. 46%; Cochrane Database Syst Rev. 2013 Oct 5;(10): CD010270).

Finally, transdermal delivery often offers an improvement in patient compliance, ease of administration in children compared to oral medications, and convenience with a simplified, long-acting dosing regimen.

Development Pipeline

Our product candidates are consistent with our strategy to develop continuous delivery products for new indications or with superior on-label outcomes. The following table summarizes the status of these product candidates.

PRODUCT PORTFOLIO FOR CLINICAL ASSETS

Our Strategy

Our strategy is to identify and develop promising drug candidates for our continuous delivery platform and, once we receive regulatory approval, to commercialize products that are safer and more effective than existing treatments in hematologic malignancies. We focus on new indications with existing strong data supporting efficacy and tolerability, or in existing indications where a clear unmet medical need can be addressed with our continuous delivery technology. This strategy is based upon our belief that it is efficient and effective to focus our efforts on approved drug products to provide a faster to market, low cost, and lower risk development path.

We use continuous delivery technology to deliver approved active ingredients. We have capabilities in the development of drug in adhesive matrix transdermal delivery systems and have a continuous subcutaneous program in development. By having both SC and transdermal patches developed in parallel, we are able to deliver continuously large and small molecules, manage different dose sizes and tailor to the characteristics of a specific medicine. We will also develop SC and transdermal patch alternatives to reduce risk and have multiple opportunities to identify and develop promising drug candidates for our continuous delivery platform.

The goal of each delivery system is to reduce the AUC and Cmax of a drug to improve tolerability and avoid periods of subtherapeutic dosing due to a short elimination T1/2.

The combination of new indications, proprietary delivery systems, and new dosing regimens form the basis of our intellectual property. We own the global rights (except in Mainland China for STAR-OLZ pursuant to a license agreement with Haisco Pharmaceutical Group.) to our entire patent portfolio and coverage extends through 2040/41.

The key components of our strategy are:

•        Advance STAR-LLD Through Clinical Trials: Lenalidomide in MM.    Lenalidomide is a key part of the standard of care IMiD used in the treatment of MM and lymphoma. We developed a formulation for STAR-LLD and expect to advance into a Phase 1b clinical study in MM in the second half of 2023. The STAR-LLD Phase 1b protocol has been authorized by the FDA and is expected to focus on second line patients who will be using Revlimid with a proteasome inhibitor and dexamethasone and we expect to have a total of at least six patients. The Phase 1b study has been initiated by a contract with a global clinical research organization, dated June 29, 2023.

•        Advance STAR-LLD Through Clinical Trials: Lenalidomide in CLL.    There are currently no IMiD class approved treatments for the most common form of adult leukemia — CLL. Following the Phase 1b, we expect to initiate Phase 2 studies in MM and CLL as well as explore Lymphoma and solid tumors.

•        Develop and Successfully Commercialize or Partner STAR-OLZ in CINV Chemotherapy Induced Nausea and Vomiting.    In October 2019, we initiated a human BA study, which was designed to identify the pharmacokinetics of STAR-OLZ as well as local irritation and tolerability. The study demonstrated therapeutic blood levels of olanzapine over the 7-day period, reliable adhesion, and acceptable local toxicity. A second BA study was initiated in April 2021 to assess secondary patch application locations. A Phase 2 clinical study is ready to be initiated. The primary objective of the trial is to establish the superiority of STAR-OLZ to a NK1 receptor antagonist containing regimen in total control of CINV.

•        Establish Commercial Operations in U.S. Market.    We will not be able to commercialize products in U.S. markets until we have received regulatory approval for our product candidates. Once we receive regulatory approval for our portfolio of continuous delivery products, it is our intention to commercialize such products by deploying fully integrated sales and marketing organizations in the U.S. and establishing distributor networks or licensee arrangements in other markets around the world. We believe that establishing our own commercial operations in our core strategic market (i.e., the U.S.) strengthens our ability to negotiate with strategic participants in the market and is an important component of our strategy. We also believe that through our strategic relationships with well-developed commercial payer and medical organizations we can accelerate the size and development of the market at marginal incremental cost, and therefore, we may be able to achieve faster and higher market penetrations. With respect to our STAR-LLD product candidates, since Revlimid is under IP protection until April of 2027 in the U.S., we plan to commercialize STAR-LLD in 2027 and will attempt to negotiate an earlier market entry provided we are successful in obtaining a breakthrough FDA designation.

•        Expand Continuous Delivery Platform.    We have identified a pipeline of product candidates for formulation and development using a continuous delivery system. Each product will have the opportunity to address a significant unmet medical need in its therapeutic area by achieving a new indication, superior efficacy, and/or reduced side effects. The candidates were identified by our algorithm and screened to ensure technological fit to our platform. As we advance, we intend to continue to prioritize and develop each of these transdermal patch candidates.

Our Corporate History and Team

Starton Therapeutics, Inc., a corporation organized under the laws of British Columbia was incorporated on February 7, 2017. We have assembled a management team and group of directors certain of whom consist of biopharmaceutical experts with extensive experience in drug development, manufacturing and commercialization of pharmaceutical products, who have supported us in realizing our corporate strategy.

STARTON’S PROGRAMS

Continuous Delivery Technologies

We are developing a SCIS that has been validated in a Phase 1 completed study and will be used in a Phase 1b clinical study as well as in transdermal delivery systems. The STAR-LLD SCIS is comprised of a parenteral solution of lenalidomide, a subcutaneous infusion set, and an FDA approved ambulatory infusion pump system. Our first SCIS pump is a battery-operated, commercially available medical device. We are also actively exploring the development of an OBI which is a wearable pump/patch combination for continuous subcutaneous delivery.

The use of continuous delivery allows for lower peaks and higher troughs, which provide an effective therapeutic blood level for the entirety of the dosing interval. Once-daily oral dosing is associated with sub-therapeutic blood levels of the drug during each days’ dosing, due to short-half-lives. For example, for STAR-LLD, the total daily exposure is 55-70% lower than once-daily oral administration with a resultant AUC which is lower than oral therapy. The potential result of this “flattening of the curve” of the blood levels is better tolerability through lower Cmax, lower exposure AUC and improved efficacy through continuous maintenance of the minimum inhibitory concentration of the treatment interval. See Figure below for illustrative example of “flattening of the curve” through minimized high peaks and subtherapeutic troughs of plasma concentration with continuous subcutaneous infusion of lenalidomide as compared with lenalidomide daily oral dose (5 mg).

PLASMA CONCENTRATION CURVE, ORAL VS. CONTINUOUS DELIVERY

The figure depicted presents a visual depiction of the plasma concentration cures for an oral dose of lenalidomide compared to a continuously infused dose of lenalidomide over a 7-day period. The “solid gray” line provides the maximum concentration (Cmax) and minimum concentration (Cmin) of lenalidomide in the blood as well as the time course to achieve the Cmax and Cmin over each 24 hour period as well as the midpoint blood concentration (C12h) produced after a 5 mg dose of Revlimid (lenalidomide). The high Cmax is deleterious and is associated with toxicity in humans. The “dashed brown” line represents the steady state lenalidomide concentration (Css) provided by continuous delivery that allows the “flattening of the blood-time concentration curve” to the minimum level required to provide an effective level of drug for the biological effects while avoiding the high Cmax and low Cmin which are associated with either toxicity or subtherapeutic doses, respectively. Continuous delivery also reduced the area under the blood-time concentration curve substantially which is also a driver of toxicity.

Lenalidomide (STAR-LLD)

IMiDs are the mainstay of early treatment in a number of hematologic malignancies — such as MM and lymphomas. The primary first line agent, REVLIMID® (lenalidomide), is the standard of care in MM in the U.S. and during 2021 it had global revenues of $12.7 billion U.S. dollars.

CLL and MM are the most common blood cancers in the US with 21,250 and 34,920 new diagnoses expected annually, respectively (Cancer Net, 2021). Both CLL and MM are rarely curable; current treatments only extend life for an average of 3 – 10 years and patients have to endure a deteriorating quality of life (American Cancer Society, 2021; National Cancer Institute, 2021; Flynn et al, 2016; Am J Managed Care Perspectives; 2021). People with CLL and MM often suffer a multitude of serious drug-related side effects until they become intolerant or resistance occurs, at which point the medication generally stops working.

If dose-related side effects can be reduced, it is our expectation that patients would be able to tolerate maintenance therapy on a longer-term basis, thus, to help stay in remission. Based on this expectation, cancers that were previously treatable for a relatively short period of time, would become more akin to a chronic disease with a long lifespan and healthy quality of life.

We conducted a proof-of-concept study in a SCID mouse model, in which STAR-LLD continuous infusion provided superior efficacy versus lenalidomide once daily injection “standard of care”. Tumor volume increase at day 29 was +483% with standard of care once daily lenalidomide versus an -81% reduction in the STAR-LLD group. All animals in the 144mcg/day cohort had an ORR while no animals in the standard of care had an objective response. The rate of tumor progression was also significantly decreased in the continuous infusion group. Notably, two animals (20%) in the continuous 144 mcg/day cohort were tumor free at 100 days of the study. TTF or when all animals in a cohort progressed to treatment failure was 53 days in the standard of care cohort, while the TTF was never reached in the 144 mcg/day cohort at > 100 days. The results of this study are summarized below.

Star-LLD Preclinical Efficacy Study (H929 Myeloma Model)

GROUP DATA FOR CONTINUOUS LLD TREATMENT ON SCID XENOGRAFTED MICE WITH MM

Group	Description/Dose	Response	TV, mm3 at day 29	CR	PR
1	Vehicle control	Progressed by day 22	+2513%
2	LLD control	Total treatment failure (TTF) in the cohort was at day 53	+483%	0	0
3	STAR-LLD (144 mcg/day)*	All had PR or better		4/10,
		Total treatment failure (TTF) in the cohort not reached at 100 days	-81%	2 TF	6/10

Abbreviations: TV: Tumor volume, TF: Tumor free, TTF: all animals had failed treatment, CR: Completer response, PR: Partial response. Note: * One animal experienced a pump failure at day 20 and continued without further drug treatment. The animal’s tumor began progressing immediately and is no longer a responder but was followed for time to progression and treatment failure.

We filed a pre-IND request to discuss the path forward for STAR-LLD with the FDA in 2020. Starton proffered a single nonclinical study to satisfy nonclinical safety for an NDA submitted by the 505(b)(2) pathway. The FDA agreed that only this one study was all that was required to satisfy the nonclinical portions of the NDA. An excerpt from the study report is provided here.

“Continuous GLP Subcutaneous Infusion Toxicology and Tolerability Study of LLD in Mice”

“The objective of this study was to determine the potential toxicity of a new formulation of lenalidomide when given by continuous SC infusion for 7 and 28 days to CD-1 mice. All animals were dosed via continuous SC infusion for 7 or 28 consecutive days. The following parameters and end points were evaluated in this study: mortality, clinical observations, body weights, body weight gains, food consumption, hematology, toxicokinetic parameters, organ weights, and macroscopic and microscopic examinations.

All animals survived to the scheduled necropsies. There were no test material-related clinical observations or effects on body weight, food consumption, or hematology. There were no test material related macroscopic or microscopic findings.

The analytical results met the specified acceptance criteria for the vehicle and for both doses of the lenalidomide SC drug solutions with values reported from 97.2% to 101.3%. There was no lenalidomide detected in the analyzed placebo administered to the control group. The continuous infusion of LLD at the effective doses from the efficacy study did not produce hematologic sequelae in animals. There was no difference in neutrophils, platelets, and white cells between placebo treatment and active LLD. This suggests that altered pharmacokinetics and low Cmax may provide beneficial effects in reductions in hematopoietic toxicity.

In conclusion, administration of lenalidomide via continuous SC infusion for 7 or 28 consecutive days to Crl:CD1(ICR) mice at dose levels of 48 and 144 mcg/day was well tolerated at both dose levels with no impact on clinical observations, body weight, food consumption or hematology parameters. Based on these results, the no-observed adverse event level (NOAEL) was considered to be 144 mcg/day. Based on this NOAEL, the human equivalent dose at the NOAEL is 1584 ug/h. This represents a 4 fold higher administration rate than the planned human studies.”

During the pre-IND meeting it was also decided that a BA study against Revlimid would be necessary prior to proceeding in patients. Based on the above FDA discussions, Starton contracted for a Phase 1 healthy volunteer study comparing a single dose of Revlimid to a one-day infusion of lenalidomide to assess BA, pharmacokinetics, and bioequivalence. A Phase 1 study in healthy volunteers was conducted and detailed below.

505(b)(2) Pathway

By way of background, a new drug application to allow for the commercial distribution of a new drug (NDA) also called 505(b)(1), is the format that manufacturers use to bring a formal proposal to the FDA that a new drug should be approved and made available for use by patients in the United States. The NDA includes a great deal of information about the drug being evaluated including the ingredients, how it’s made, pre-clinical (animal model) study results, clinical trial results in humans, what the drug does in the body, and how it will be packaged. It takes a great deal of time and resources for a manufacturer to complete all the necessary requirements to submit a successful NDA to the FDA for review. The 505(b)(2) pathway provides manufacturers who have certain types of drugs with an opportunity to acquire FDA approval without performing all the work that’s required with an NDA.

A 505(b)(2) can be an option for drugs with a new aspect related to indication, dosage form or regimen, strength, combination with other products, or other unique traits. A key feature of the 505(b)(2) pathway is that it allows a manufacturer to submit their product for FDA review by including data and/or study results originally collected by another manufacturer or researcher. The manufacturer of the 505(b)(2) eligible product needs to build a connection between their version of the product, or the active ingredients in it, and the reference product. For example, this could include data and results of bioanalytical testing, pre-clinical studies, or even clinical trial results. If successful in their effort to include supporting evidence from other researchers in their submission, the manufacturer of the 505(b) (2) candidate won’t have to re-run these studies themselves. While the 505(b)(2) path allows for using the research of others as a component of their FDA submission, the manufacturer of the 505(b)(2) product may still need to complete some of their own research in other areas to help fulfill all the various requirements of the FDA to earn approval.

Another appealing aspect of gaining approval through the 505(b)(2) is that the approved product is eligible for 3-5 years of market exclusivity. A drug approved via a full 505(b)(1) NDA is normally granted a 5 year market exclusivity period. During the period of market exclusivity the product will be protected from competitors. A 505(b)(2) may represent an appealing pathway for drug approval for manufacturers for certain products. The ability to utilize previously completed research as part of the FDA submission can save a great deal of time and money compared to the traditional full NDA. Additionally, a drug being approved through this pathway is not a simple generic of a previously approved product, so it may reach additional patients or perhaps be an improvement over a currently available treatment.

We anticipate an approval package that contains the following elements:

•        The FDA stipulated in the pre-IND meeting that no additional nonclinical studies would be required to support an NDA filing beyond those already completed. We will reference prior findings by the FDA of safety for lenalidomide from nonclinical studies performed with the innovator drug.

•        A Phase 1 bioavailability study in healthy male volunteers has been completed as requested by the FDA. This study was executed under a European authorization in the Netherlands by ICON plc. This study demonstrated that STAR-LLD was greater than 92% bioavailable across all dosage groups when compared to the reference drug oral Revlimid. Single doses of 100 μg/h (2.4 mg/day), 200 μg/h (4.8 mg/day), or 400 μg/h (9.6 mg/day) of STAR-LLD administered as a continuous 24-hour SC infusion, and single doses of 5 mg, 10 mg, or 20 mg Revlimid oral capsules were safe and well tolerated by healthy male subjects. The rate of subjects with TEAE was 41% (7/17). There was only a single finding of headache considered drug-related for all reported events. There were no adverse events of special interest or drug-related Grade 3-4 toxicities reported. There were no clinically relevant findings with respect to clinical laboratory parameters, vital signs, ECG, and physical examination. These data support the findings of the rodent toxicology study that the starting dose for Phase 1b should be 400 μg/h.

•        Phase 1b pilot study will evaluate the safety and efficacy in six transplant ineligible patients receiving a second-line or greater treatment for relapsed/refractory multiple myeloma with a triplet regimen containing a proteasome inhibitor, dexamethasone, and lenalidomide continuous infusion. This study will provide signals of safety and efficacy necessary for Starton to work with the FDA to construct a development program suitable for approval of a New Drug Application in transplant ineligible patients with multiple myeloma. These signals of efficacy and safety include: 1) adverse events associated with the treatment; 2) immune biomarkers of cellular function of T-cells, B-cells, and NK-cells and the cytokine profiles associated with treatment; and, 3) the objective response rate categorized by complete response, very good partial response, partial response, duration of response, and progression free survival.

•        A Phase 2 study will be performed in 60 transplant ineligible patients receiving a second-line or greater treatment for relapsed/refractory multiple myeloma with a triplet regimen containing a proteasome inhibitor, dexamethasone, and lenalidomide continuous infusion. This study will evaluate 4 cohorts of 15 patients each (3 cohorts of different STAR-LLD doses of 200 μg/h (4.8 mg/day), 300 μg/h (7.2 mg/day), or 400 μg/h (9.6 mg/day) and 1 cohort of Revlimid 25 mg a day) for determining the optimal and minimal effect dose based on signals of safety and efficacy necessary to select the recommended phase 3 dose for the pivotal registration studies. These signals of efficacy and safety will be evaluated/compared by daily dose and include; 1) adverse events associated with the treatment, 2) immune biomarkers of cellular function of T-cells, B-cells, and NK-cells and the cytokine profiles associated with treatment, 3) the objective response rate categorized by complete response, very good partial response, partial response, duration of response, and progression free survival. We anticipate an equivalent of better efficacy response and superior tolerability compared to the Revlimid comparator cohort with the triplet.

•        To obtain marketing approval, Starton anticipates performing a single open-label two arm pivotal registration study comparing STAR LLD to Revlimid in patients who are transplant ineligible and receiving a second or greater line of treatment in combination with a proteasome inhibitor and dexamethasone. We expect this study will be executed with a global reach in the US and Europe and likely accrue 600 to 700 patients divided into the two-arm design. This study seeks to demonstrate superiority in terms of efficacy and safety compared to the Revlimid standard of care arm. Since the safety and efficacy of Revlimid in this patient population is well known and demonstrated, we expect to have a co-primary endpoint based on a superior response rate and progression free survival with secondary endpoints including superiority in safety and tolerability.

Starton intends to rely on well-established global contract research organizations to execute the study under the direction of Starton.

Human Studies with STAR-LLD Design and Treatments

A Phase 1, open-label, randomized, 2-sequence, crossover, single ascending dose study to evaluate the PK, safety, and tolerability of a single ascending dose of continuous SC infusion of lenalidomide over 24 hours versus a single ascending oral dose of lenalidomide (Revlimid® oral capsules, BMS) in healthy male volunteers has been completed. Healthy male volunteers were also selected as test subjects in Celgene PK studies. This was done to avoid ethical concerns for using MM patients in this manner. The study consisted of 2 treatment periods (Treatment Periods 1 and 2). In Treatment Period 1, SC infusion of lenalidomide (treatment T, test) or Revlimid oral capsules (treatment R, reference) was administered to 3 dose groups. Treatments were reversed in Treatment Period 2.

The concentration-time curve in response to a 24-hour SC infusion of lenalidomide was notably flattened compared to the concentration-time curve observed after oral administration of Revlimid, demonstrating an absorption rate limiting phenomenon during SC administration. The Relative BA (FSC/oral) of lenalidomide was between 0.919 and 0.958 across all 3 doses tested, showing BA was similar between administration of SC lenalidomide and administration of oral Revlimid capsules, however, dose normalized Cmax was notably higher after administration of oral Revlimid capsules. On a mg-to-mg basis, STAR-LLD and Revlimid were bioequivalent in terms of absorbed dose. The Geometric mean Cmax was about 16-fold lower, and the geometric mean AUC0-t was about 2-fold lower after a 24-hour SC infusion of lenalidomide compared to oral administration of Revlimid, across all 3 dose levels tested. Of note the AUC on a mg-to-mg basis is bioequivalent between the two drugs.

On December 23, 2022, Starton submitted a proposal to the FDA for a Phase 1b study in MM patients in first line intolerant patients. The FDA rejected the study with the Company disagreeing with the FDA and resulted in a clinical hold followed by a request for a Type A oral meeting with the FDA. The Company resubmitted a protocol and got written responses from the FDA providing guidance for the Phase 1b study. Following the oral meeting, further guidance was provided by the FDA resulting in a second line Phase 1b study that was submitted during the first week of May 2023.

Starton received a letter of authorization on May 31, 2023 from the FDA to begin the clinical program in the U.S. with the initiation of the Phase 1b protocol. The letter stated in part, “We have completed the review of your submission and have concluded that the clinical trial protocol STAR-LLD-MM-023, titled, “A Phase 1b protocol to assess the safety, efficacy, and pharmacokinetics of continuous subcutaneous administration of low-dose lenalidomide (STAR-LLD) for the treatment of multiple myeloma (MM)” may be initiated.”

The study operations role has been awarded and contracted to a global clinical research organization. Study oversite and responsibility will be provided by Starton’s clinical operations team. Initiation of the study “start-up” process began June 5, 2023 which includes study feasibility, clinical site selection, and set-up of the operational structure.

A summary of Starton’s Phase 1b clinical study

Starton’s Phase 1b study is an open label study of STAR-LLD in patients with multiple myeloma who are transplant ineligible, meet the eligibility criteria, and are to begin a second or greater treatment line with lenalidomide/dexamethasone in combination with the proteasome inhibitor Velcade®. A total of six patients will be evaluated. The dose level will be 400 µg/h (9.6 mg a day) which is 60% lower than the standard dose of lenalidomide. This dose is based on the known pharmacokinetic (PK) thresholds for immune activation and lenalidomides activity on killing MM cells. The current study is designed to demonstrate the utility of continuous, low-dose, lenalidomide (STAR-LLD) using a subcutaneous (SC) infusion pump and to demonstrate its safety, PK, and efficacy in the defined population at the defined dose. Lenalidomide will be delivered via a FDA 510k-regulated ambulatory pump (Smiths Medical CADD Solis-VIP — CE Mark 2797).

The objectives of the study are: (1) to determine the patient’s tolerability to STAR-LLD; (2) to assess immunologic biomarkers of T-cell and NK-cell function during treatment; and (3) to assess the response rate, duration of response, and progression free survival during treatment. This will allow determination of the risks and benefits of low-dose, continuous lenalidomide SC infusion for future studies. Quality of life will be assessed using patient reported outcomes questionnaires. The FDA recommended that, following the collection of initial safety and efficacy data from these six patients, we meet with them and review the data to agree on the optimal development path forward to obtain the approval in one or more indications, including multiple myeloma and chronic lymphocytic leukemia.

Safety

Single doses of 100 μg/h (2.4 mg), 200 μg/h (4.8 mg), or 400 μg/h (9.6 mg) of lenalidomide administered as a 24-hour SC infusion, and single doses of 5 mg, 10 mg, or 20 mg Revlimid oral capsules were safe and well tolerated by healthy male subjects. The rate of subjects with a TEAE was 41% (7/17). There was only a single finding of headache considered drug-related for all reported events. There were no adverse events of special interest, or drug-related Grade 3-4 toxicities reported. There were no clinically relevant findings with respect to clinical laboratory parameters, vital signs, ECG, and physical examination. These data support the findings of the rodent toxicology study that the starting dose for Phase 1b should be 400 mcg/h.

While discussions with the FDA on the design of the Phase 1b in MM are ongoing, we anticipate that we will initiate a Phase 1b clinical trial in 2nd line MM using STAR-LLD in combination with a proteasome inhibitor and dexamethasone. We anticipate this will be followed by a Phase 2 study in the same population as the Phase 1b study. We are also in the process of developing the strategy to enter 2nd or greater line treatment of CLL.

Revlimid is under IP protection until April of 2027 in the US. We plan to commercialize STAR-LLD in 2027 and will attempt to negotiate an earlier market entry provided we are successful in obtaining a breakthrough FDA designation. Our intellectual property position provides protection until at least 2040.

Unmet medical need in multiple myeloma

Revlimid is the standard of care in MM. It is given first line to almost every patient but unfortunately up to 25-30% of patients do not tolerate the drug and have their dose reduced, sometimes to levels unlikely to be effective. We believe that intolerant Revlimid patients that currently do not benefit from Revlimid might benefit from the use of STAR-LLD. We also believe that in the broad Revlimid use population, a potential for improved efficacy, a better therapeutic index, and improved quality of life can lead to significant Revlimid replacement sub-population.

In MM maintenance therapy, lenalidomide oral extended PFS by 3.8 years vs. placebo. (Cancer and Leukemia Group B Study Number 100104). The median overall survival for lenalidomide oral-treated patients on maintenance therapy is 9.3 years vs. 7.0 years on placebo. However, lenalidomide oral is associated with poor short- term tolerance and significant Cmax and AUC-dependent side effects. This leads to dose reductions and discontinuations in a quarter to one third of patients. The STAR-LLD continuous delivery may enable longer patient exposure at effective doses and potentially improved PFS, overall survival, as well as an improvement in quality of life.

Lenalidomide toxicity

The toxicity of lenalidomide is associated with the drug Cmax and AUC. Grade 3-4 hematologic toxicity can reach a combined 70% for low platelet and low neutrophil counts. In elderly patients or those with pre-existing disease, AUC can become too high leading to toxicity. In many cases, despite a good response to lenalidomide, these toxicities lead to treatment discontinuations.

More than 90% of patients MM will relapse following 1st line therapy, so the disease is incurable in most cases (National Cancer Institute, 2021). Biochemical relapse, or relapse without clinical symptoms, is not uncommon during lenalidomide-based therapies. The time to symptomatic progression varies but eventually treatment is required. While the International Myeloma Working Group suggest that biological relapse should not be treated until the development of clinical symptoms, except in those cases with significant paraprotein relapse. It is recommended that myeloma therapy be restarted without delay in patients with a rise of absolute level of M-protein at which the benefit out-weighs the risks.

Proposed Phase 2/3 studies in 2nd line MM

The Phase 1b study will evaluate the safety and preliminary activity of STAR-LLD in 2nd line transplant ineligible MM in combination with a proteasome inhibitor and dexamethasone. Based on the results, we anticipate the Phases 2 and 3 studies will be performed with STAR-LLD in comparison to oral Revlimid (25 mg/day) with dexamethasone and a proteasome inhibitor. The co-primary endpoints seeking superiority will be ORR and tolerability (toxicity based on TEAE and discontinuations due to toxicity).

Phase 3 1st line in MM

Based on data from Phase 2, and the 2nd line study, we would expect to run a second Phase 3 study using daratumumab, lenalidomide, and dexamethasone (DRd) comparing Revlimid to STAR-LLD in the regimen for superiority in efficacy and tolerability.

Unmet medical need in chronic lymphocytic leukemia (CLL)

CLL affects 26,000 Americans each year with a prevalence of 160,000. It represents the most common form of leukemia in the U.S. and 21,250 new diagnoses are expected annually (CancerNet CLL Statistics 2021). Despite all the recent additions of approved new agents, CLL remains an incurable malignancy. All CLL patients relapse after initial therapy. The goal in treating CLL is achievement of a high CR rate that translates into prolonged responses and possible cure of the disease (Byrd, 2003). However, very few CLL patients have achieved CR despite the treatment with newly approved agents, including ibrutinib. The National Cancer Institute-sponsored Working Group criteria for CLL diagnosis and treatment define CR as less than 30% lymphocytes in the bone marrow.

Lenalidomide has been studied extensively in CLL but has not gained formal regulatory approval and its current label includes a warning contra-indicating its use in CLL. Based on the limited amount of available data, it appears that maintenance therapy may improve the quality of remission in CLL patients and prolong PFS (Montillo, 2006; O’Brien, 2003; Rai, 2002; Byrd, 2003; Wendtner, 2004; Schweighofer, 2006).

In addition, STAR-LLD brings to CLL patients a new mode of action that can work in combination with existing therapies having other modes of actions potentially resulting in significant PFS and overall survival improvements.

Celgene Corporation conducted two (2) randomized Phase 3 clinical studies in CLL. The CONTINUUM trial compared maintenance Revlimid to placebo. PFS1 and PFS2 were significantly improved in the LLD treated patients. Toxicity was most pronounced in the LLD treated patients. Drug related deaths were greater in the LLD treated patients (5 vs 3) deaths. A second study (ORIGIN) evaluated Revlimid vs chlorambucil in first line CLL. There was a mathematical improvement in PFS which was not significant. OS was also no different between the groups. There was a greater number of deaths in the LLD treated patients (35 in LLD vs 21 in Chlorambucil) that lead to stopping the study by the ethics committee.

Proposed Phase 2/3 studies in chronic lymphocytic leukemia (CLL)

The Phase 2 study in CLL will be 2nd or greater line continuous treatment with STAR-LLD and rituximab which complies with the NCCN guidelines.

A phase 3 registration study would be a study using zanibrutinib monotherapy for 6 months. If patients are MRD+ after 6 months, then this would be followed by either continuous zanibrutinib alone or in combination with low dose STAR-LLD vs Revlimid.

Olanzapine (STAR-OLZ)

Unmet need in Chemotherapy-Induced Nausea and Vomiting (CINV)

Advances in antiemetic research over the past two decades have led to significant improvements in the control of CINV. Initial discoveries that 5-HT3 and NK1 receptor antagonists could improve the rates of CINV control spurred many studies to investigate the efficacy of a combination of various 5-HT3s and NK1 receptor antagonists for the prophylaxis of CINV. For instance, the combination of aprepitant, any 5-HT3 antagonist, and dexamethasone was found to achieve (CR; i.e., no vomiting and no rescue treatment) in about 85 – 95 % and 70 – 90 % of patients for acute and delayed CINV, respectively. More recently, the combination of netupitant and palonosetron exhibited superiority over palonosetron alone in achieving CR in the overall time period (74 vs. 67%; p=0.01).

The standard for evaluating CINV has been CR, which is primarily a measure of vomiting. Nausea remains an uncontrolled unmet need in CINV. Approved antiemetics are strong anti-vomiting agents. However, they are weaker in the control of nausea than olanzapine.

STAR-OLZ is a multi-day transdermal delivery system of the atypical antipsychotic olanzapine. Olanzapine has been shown to be a powerful anti-nausea/antiemetic and, although not approved by the FDA, it has been included in several guidelines for use in CINV. We have conducted a disease-model challenge study to confirm the efficacious blood levels of olanzapine in nausea and vomiting and conducted a healthy human volunteer study to assess the pharmacokinetics of the TDS. STAR-OLZ is in development for CINV indications. STAR-OLZ is ready to enter a Phase 2 registrational clinical study for CINV.

In multiple Phase 4 clinical studies, olanzapine has demonstrated non-inferior antiemetic properties and superior in the control of nausea when compared to NK-1 receptor antagonists.

STAR-OLZ is targeting to be superior in Total Control (defined as no nausea, no vomiting, and no rescue medications) and no different in the control of vomiting compared to the NK1 regimen. STAR-OLZ will be the first product to be evaluated for approval using the Total Control endpoint.

Two Phase 1 BA studies were cohort-assigned, open-label, sequential group comparative BA studies of a transdermal application of olanzapine (STAR-OLZ) compared with oral Zyprexa® (olanzapine). These studies established the pharmacokinetics profile for each of the patch applications over the 7-day wear period. The olanzapine transdermal systems exhibited a predictable outcome and were shown to be below the exposure observed from a Zyprexa 10 mg oral daily dose over 7 days. The TDS systems were well tolerated in terms of ease of application, adherence, and acceptable local irritation and tolerability.

Based on the positive outcome of the Phase 1 studies, we have agreement with FDA to advance STAR-OLZ to a Phase 2 clinical study in CINV in the second half of 2023. The proposed Phase 2 is a double-blind, double-dummy clinical study to compare the rate of Total Control (no vomiting, no rescue therapy, and no nausea) in a combination regimen with or without STAR-OLZ. The primary study objective will be to demonstrate the superiority of a STAR-OLZ-based antiemetic regimen in Total Control in the delayed-phase (24 – 120 hours) in patients receiving single day regimens of HEC as defined by the NCCN v1.2021 Emesis guidelines during Cycle 1 and 2. Following the Phase 2 study, a Phase 3 study is planned to evaluate the superiority of STAR-OLZ over an NK1-based antiemetic regimen. The opportunity to replace the NK1 receptor antagonist in CINV prophylaxis would provide meaningful savings to the healthcare system in a highly cost-sensitive setting.

STAR-OLZ Preclinical Development

Formulation of STAR-OLZ was developed in a laboratory by our research partner TRPL. In vitro assessments of flux for the STAR-OLZ formulation were conducted using Franz diffusion cells. Flux is a measurement of drug release from a transdermal formulation (patch) through human cadaver skin over period of time and unit surface area (ug/sqcm/hr). In vitro flux measurement can help predict surface area of the patch which can deliver therapeutic amounts of active ingredient during the application. In these studies, in vitro flux achieved targeted flux over 7 days.

STAR-OLZ In Vivo Testing

An animal study was conducted in Hanford minipigs to assess key safety measurements. The measurements included skin irritation measured by the standard Draize scale (0-4; where 0 is no irritation and 4 is severe) and avoidance of unexpected release characteristics (dose-dumping). No skin irritation was observed with the STAR-OLZ patch, Draize measurement <0.8 erythema and edema, and no dose-dumping was observed.

Disease-model Challenge Study

A disease-model study was conducted by exposing healthy female volunteers to apomorphine, a known emetic and nausea-inducing agent. The primary objective of the study was to assess the antiemetic effectiveness, following an apomorphine challenge on day 8 of four (4) different doses of olanzapine or a placebo administered for 8 days and identify the target blood levels needed for the proposed optimal dose. The minimal and optimal doses for nausea were identified at 4 and 6 mg/day, respectively. Using these data, we found that the target steady blood levels for olanzapine range from 11 to 20 mcg/L.

STAR-OLZ Clinical Development — CINV

The FDA Office of Clinical Pharmacology agreed to an IND Exemption for STAR-OLZ to evaluate the in vivo BA in healthy volunteers. Two BA studies were performed to assess the relative BA and tolerability of OLA-151 transdermal patches to oral olanzapine and are discussed below.

In Study OLNZ-401-1-BA, application of OLA151 TDS was compared with oral Zyprexa® in males and female healthy volunteers in a randomized, open-label, BA study. The evaluation of AEs, routine laboratory examination, physical examinations, ECG recordings, and measurement of vital signs (blood pressure, pulse rate, weight, temperature, and respiratory rate) revealed no safety signals.

Both OLA151 patches (1×35 cm2 and 1×50 cm2 patches) were well tolerated. The incidence of TEAEs was low. The severity of all reported TEAEs was either mild or moderate. In the OLA151 TDS groups, the most common TEAE was headache, reported for 6 subjects (60.0%) in the 1×35 cm2 group and 4 subjects (40.0%) in the 1×50 cm2 group; no other TEAE was reported by > 1 subject in either of the OLA151 TDS groups. No TEAEs led to study drug discontinuation (OLA151 TDS or oral Zyprexa).

No TEAEs related to events of special interest were noted throughout the study. High daily diary scores of sedation, hunger, and dizziness were more often reported in the oral Zyprexa group than in either of the OLA151 patch groups. No remarkable blood chemistry (lipid profile and glucose) changes were recorded during the study. Elevated liver function tests were observed in some subjects, primarily in the oral Zyprexa group, as is consistent with use of oral olanzapine.

Concomitant medication was predominantly taken for headaches and as contraception. There was no evidence of skin irritation while using the patches; skin irritation only occurred immediately after patch removal. No deaths, serious AEs, or other significant AEs occurred during this study. No subject was withdrawn from the study due to an AE.

In Study OLNZ-401-1a-BA, application of OLA151 TDS — applied at 2 strengths and 2 unique anatomical locations (abdomen and flank) — was compared with oral Zyprexa® in male and female healthy volunteers in a randomized, open-label, BA study.

Both OLA151 patches (1×35 cm2 and 1×50 cm2 patches) were well tolerated at each application site. Treatment-emergent AEs were reported for 63.3% of the subjects overall (OLA151 TDS and oral Zyprexa®), with comparable incidence across all cohorts; most TEAEs were mild in intensity, and none was severe. Headache, application site pruritus, dysmenorrhea, and application site irritation were the most commonly reported (≥10% of subjects overall) TEAEs. In the OLA151 TDS cohorts, the most common treatment-related TEAEs were application-site reactions, reported for 1 to 4 subjects in each 6 subject cohort (16.7% to 66.7%); no other treatment-related TEAE was reported by > 1 subject in any of the OLA151 TDS cohorts. Application site skin irritation was noted most frequently upon removal of the OLA151 patches, typically within the first hour after patch removal. By the end of the study, approximately 75% of subjects who had reported an erythematous reaction no longer had evidence of irritation; the remaining subjects had minimal to mild erythema.

No subjects experienced TEAEs leading to discontinuation of study drug or SAEs, and no deaths were reported during the study.

Based on the positive outcome of the BA studies, we expect to advance STAR-OLZ to a Phase 2 clinical study in CINV subject to capital availability. The proposed Phase 2 is a double-blind, double-dummy clinical study to compare the rate of Total Control (no vomiting, no rescue therapy, and no nausea) at two (2) distinct doses of STAR-OLZ (each as a component of a aprepitant + palonosetron + dexamethasone antiemetic regimen) to a combination regimen containing aprepitant + palonosetron +dexamethasone along with a placebo patch. The eligible patient population will be patients scheduled to receive single day regimens of HEC. The primary study objective will be to demonstrate the superiority of STAR-OLZ-based antiemetic regimen to an NK1-based antiemetic regimen in Total Control in the delayed-phase (24 – 120 hours) in patients receiving single day regimens of HEC as defined by the NCCN v1.2021 Emesis guidelines during Cycle 1 and 2. STAR-OLZ will be placed at the time of the chemotherapy application and has been shown sustain levels for five days covering the full delayed nausea and vomiting period. We are ready to initiate site selection for Phase 2 TROPIC-1 clinical study.

STAR-OLZ Out-License in China

In February 2021, we entered into an exclusive licensing agreement with Haisco (the “Haisco Agreement”), a leading China-based pharmaceutical company, for the development and commercialization of STAR-OLZ in Mainland China. Under the terms of the Haisco Agreement, we received an upfront cash payment of $2.5 million and are eligible to receive additional development and regulatory milestone payments up to $5.0 million, plus between 5% to 15% royalties on annual net sales of STAR-OLZ in the territory.

Haisco will be responsible for developing and commercializing STAR-OLZ in Mainland China. Rights to the rest of the world are retained by Starton.

The Haisco Agreement will remain in effect until ten (10) years after the first commercial sale of STAR-OLZ in Mainland China, and automatically renew for one (1) year periods unless either party provides written notice of non-renewal at least six (6) months prior to the expiration of the then-applicable term. The Haisco Agreement contains customary termination language for material breach of contract, insolvency, assignment, and convenience upon three (3) months’ written notice by either party.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. While we believe that our development experience and scientific knowledge provide us with competitive advantages, we may face competition from large pharmaceutical and biotechnology companies, smaller pharmaceutical and biotechnology companies, including specialty pharmaceutical companies and generic drug companies, academic institutions, government agencies and research institutions, and others, that have commercialized and/or are developing therapies for the same therapeutic areas that our product candidates target.

Many of our competitors may have significantly greater financial, technical, and human resources than we have. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel technologies that are more effective, safer or less costly than any that will be commercialized by us or obtain regulatory approval for their products more rapidly than we may obtain approval for ours. Our success will be based in part on our ability to identify, develop, and manage a portfolio of drugs that are safer and more effective in the treatment and support of patients.

Lenalidomide Competition

We are not aware of any continuous delivery immunomodulatory drugs in development, and we expect Revlimid to continue to be the cornerstone of MM treatment. We will build on and expand use in Revlimid-intolerant patients and replace Revlimid in key sub-populations. We expect our LLD continuous delivery to be the first IMiD available for CLL patients and the only one with the capability of creating a maintenance segment.

Olanzapine Competition

We do not believe there are atypical antipsychotics in development or approved for the treatment of CINV. STAR-OLZ is expected to compete with the existing approved agents in CINV in other product classes, such as NK1 receptor antagonists and 5HT3 receptor antagonists. To our knowledge, there are no new products in development to be indicated for Total Control as a primary end point.

Other classes of agents currently approved for the treatment of nausea and vomiting are not suited for use with PARP inhibitors in a long-term setting or are contra-indicated. There are no registered products for the treatment of PIINV and we are not currently aware of any product in development for the treatment of PIINV.

We are not aware of any other olanzapine transdermal or other form of continuous delivery products in development.

Acacia Pharma recently obtained registration for an intravenous formulation of an antipsychotic, BARHEMSYS®, for the treatment of post-operative nausea and vomiting.

Manufacturing and Supply

We do not own or operate manufacturing facilities for the commercial production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We have a GMP Phase 1 manufacturing unit that produces pre-clinical and clinical supplies. We currently rely, and expect to continue to rely, on third parties for the manufacturing of our product candidates or any other product candidates for Phase 2 and beyond clinical testing, as well as for commercial manufacturing. Also, we currently rely and continue to rely on third parties for the manufacturing and development of our diagnostic devices for clinical testing. There are multiple generic manufacturing suppliers of the active ingredients that we use with FDA approved drug master files. Currently, we have purchased enough material for our planned clinical studies through purchase orders.

Sales and Marketing

We currently have no marketing, sales or distribution capabilities. In order to commercialize any products that are approved for commercial sale, we must either develop a sales and marketing infrastructure or collaborate with third parties that have sales and marketing experience.

We may elect to establish our own sales force to market and sell a product for which we obtain regulatory approval in the United States. We believe that establishing our own commercial operations in our core strategic market (i.e., the U.S.) strengthens our ability to negotiate with strategic participants in the market and is an important component of our strategy. We intend to develop a network of partners and distributors to commercialize our products outside the US. If we decide to market and sell any products ourselves, we do not expect to establish direct sales capability until shortly before the products are approved for commercial sale.

We plan to seek third-party support from established pharmaceutical and biotechnology companies for those products that would benefit from the promotional support of a large sales and marketing force. In these cases, we might seek to promote our products in collaboration with marketing partners or rely on relationships with one or more companies with large established sales forces and distribution systems. We believe that through our strategic relationships with well-developed commercial payer and medical organizations we can accelerate the size and development of the market at marginal incremental cost, and therefore, we may be able to achieve faster and higher market penetrations.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions, and improvements that we believe are important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the U.S. and in jurisdictions outside of the U.S. related to our proprietary technology, inventions, improvements, platforms, and our product candidates that are important to the development and implementation of our business.

As of March 31, 2023, our patent portfolio includes one issued patent US-11197852 for Continuous delivery of lenalidomide and other immunomodulatory agents issued on 2021-12-14, which will expire in 2040, and six (6) pending U.S. patent applications, consisting of three (3) applications covering STAR-OLZ and its uses, one (1) application covering STAR-LLD-SC and two (2) applications covering STAR-LLD-TDS. In addition, our patent portfolio includes two (2) pending international applications under the PCT, one covering STAR-LLD-TDS and its uses and one (1) covering STAR-LLD-SC and its uses. The expiration date of our pending patent applications would be twenty (20) years from the first non-provisional filing in a family, unless there is patent term adjustment, which would be calculated at grant.

Our STAR-LLD PCT applications have composition of matter and method of treatment and use claims covering STAR-LLD and its use. Any application, if issued, claiming priority to this PCT application, is expected to expire in 2040, not including any patent term adjustment.

To the extent available and feasible, it would be our expectation to expand our IP protection as we advance with development and pursue patent applications covering additional methods of use, formulation embodiments, and other product-specific claims.

Trademarks, Service Marks, and Trade Names

We do not own or have rights to use common law trademarks, service marks, or trade names in connection with our business in the U.S. or in certain foreign jurisdictions.

Solely for convenience, the trademarks, service marks, logos, and trade names referred to in this offering memorandum are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This proxy statement/prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this proxy statement/prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Employees

In light of our early stage of development, we only have a small number of full-time employees. We supplement our workforce by engaging a number of consultants, CROs, CDMOs and other supporting organizations.

As of April 1, 2023, we had 6 full-time employees, all of whom are engaged in critical functions including management, manufacturing and research and development activities or operations needed to support such endeavors. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We lease space for our corporate headquarters at 215 College Road, Suite #300, Paramus, New Jersey, which consists of transdermal delivery and analytical laboratories, a GMP Phase 1 manufacturing facilities and office space. The corporate headquarters is approximately 9,075 square feet of space comprised of a transdermal delivery and analytical laboratories space of approximately 6,325 square feet and the balance of 2,750 square feet is office space. The lease expires on April 15, 2030. We believe that our current space is adequate for our needs. We also believe we will be able to obtain additional space, as needed, on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. There are currently no pending or threatened legal proceedings or claims against us that, in our opinion, are likely to have a material adverse effect on our business, operating results, financial condition or cash flows. Defending such proceedings is costly and can impose a significant burden on management and team members. The results of any future litigation cannot be predicted with certainty, but regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Government Regulation

Government authorities in the U.S., at the federal, state and local level, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. A new drug must be approved by the FDA through the NDA process before it may be legally marketed in the U.S.

U.S. Drug Development Process

In the U.S., the FDA regulates drugs under the FDC Act and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the U.S. generally involves the following:

•        completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;

•        submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•        approval by an independent IRB or ethics committee at each clinical site before each trial may be initiated;

•        performance of adequate and well-controlled human clinical trials in accordance with GCPs to establish the safety and efficacy of the proposed drug for its intended use;

•        submission to the FDA of an NDA after completion of all pivotal trials;

•        satisfactory completion of an FDA advisory committee review, if applicable;

•        satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs; and

•        FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the U.S.

Prior to beginning the first clinical trial with a product candidate in the U.S., we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an IND product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. Once submitted, the IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor, and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Therefore, submission of an IND may or may not result in FDA authorization to begin a clinical trial.

Human clinical trials in the U.S. generally cannot commence until an IND application is submitted and becomes effective. The exception is if the product is eligible to be tested for BA without an IND as defined by the criteria in 21 CFR 320.31. The criteria in section 21 CFR 320.31 state that a product is eligible to be tested for BA without an IND if the new formulation does not contain a NCE, does not contain a radioactively labeled drug product, does not contain a cytotoxic drug product, and the daily dose is not in excess of the labeled exposure of the approved product. If a new formulation does not fit these criteria, a company must submit preclinical testing results to the FDA as part of the IND, and the FDA must evaluate whether there is an adequate basis for testing the drug in initial clinical studies in human volunteers. Once human clinical trials have commenced, the FDA may stop the clinical trials by placing them on “clinical hold” because of concerns about the safety of the product being tested, or for other reasons. We have received a waiver for an IND for the olanzapine human BA study from the FDA.

Clinical trials involving the administration of the investigational product to human subjects under the supervision of qualified investigators must be done in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•        Phase 1 — The product candidate is initially introduced into healthy human subjects, and in some cases, patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism, and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

•        Phase 2 — The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•        Phase 3 — The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA. Written IND safety reports must also be submitted to the FDA and investigators for serious and unexpected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Sponsors of certain clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information on www.clinicaltrials.gov. Information related to the product, subject population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss certain results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

U.S. Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies, and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the PDUFA guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional clinical trials or other significant and time-consuming requirements related to clinical trials, nonclinical studies, or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations or restrictions on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

In addition, the PREA requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

By focusing on FDA approved medicines for our continuous delivery, we will have access to pediatric indications and waivers that have been granted by the FDA to those products and will engage with the FDA to define the specific requirements, if any, for each delivery.

Expedited Development and Review Programs

The FDA has a fast-track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast-track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast-track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A drug is eligible for priority review if it is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or effectiveness compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials to verify the predicted clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required clinical trials, or if such trials fail to verify the predicted clinical benefit. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast-track program features, as well as more intensive FDA interaction and guidance.

The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

The ODA provides for granting special status to a drug or biological product to treat a rare disease or condition upon request of a sponsor. This status is referred to as orphan designation. For a drug to qualify for orphan designation both the drug and the disease or condition must meet certain criteria specified in the ODA and the FDA’s implementing regulations at 21 CFR Part 316. Orphan designation qualifies the sponsor of the drug for various development incentives of the ODA, including eligibility for market exclusivity for seven (7) years post FDA-approval and tax credits for qualified clinical testing. A marketing application for a prescription drug product that has received orphan designation is not subject to a prescription drug user fee unless the application includes an indication for other than the rare disease or condition for which the drug was designated. CLL is an orphan disease and any drug or biological product approved by the FDA for treatment of CLL will qualify for orphan designation.

Fast track designation, breakthrough therapy designation, priority review, accelerated approval, and orphan designation do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Further, being granted any of these expedited review designations does not convey any advantages in the regulatory approval process or guarantee eventual approval by the FDA. Depending on the data generated, we believe that some of our products might qualify for fast track, orphan status or breakthrough therapy designation.

Post-approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products.

Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon drug manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks, or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•        restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•        fines, warning letters, or untitled letters;

•        clinical holds on clinical studies;

•        refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•        product seizure or detention, or refusal to permit the import or export of products;

•        consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•        mandated modification of promotional materials and labeling and the issuance of corrective information;

•        the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•        injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict marketers’ communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

Patent Exclusivity and Orange Book Listing

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the Orange Book. Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA (i) that there is no patent listed with the FDA as covering the relevant branded product, (ii) that any patent listed as covering the branded product has expired, (iii) that the patent listed as covering the branded product will expire prior to the marketing of the generic product, in which case the ANDA will not be finally approved by the FDA until the expiration of such patent or (iv) that any patent listed as covering the branded drug is invalid or will not be infringed by the manufacture, sale or use of the generic product for which the ANDA is submitted. A notice of the Paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA or 505(b)(2) application refers. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

If the referenced NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the Paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the Paragraph IV certification, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired as described in further detail below.

Patent Term Restoration

Under the Hatch-Waxman Act, a portion of the patent term lost during product development and FDA review of an NDA, or 505(b)(2) application is restored if approval of the application is the first permitted commercial marketing of a drug containing the active ingredient. The patent term restoration period is generally one-half the time between the effective date of the IND and the date of submission of the NDA, plus the time between the date of submission of the NDA and the date of FDA approval of the product. The maximum period of restoration is 5 years, and the patent cannot be extended to more than 14 years from the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval.

The PTO, in consultation with the FDA, reviews and approves the application for patent term restoration. When any of our products is approved, we intend to seek patent term restoration for an applicable patent when it is appropriate. At present, we anticipate STAR-OLZ, and STAR-LLD, if approved, to qualify for patent term restoration.

Non-Patent Exclusivity

In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug.

For example, a drug that is considered NCE at the time of approval may be awarded a five-year period of marketing exclusivity, starting at the time of product approval. An ANDA or 505(b)(2) application referencing that drug may not be approved until the five-year period expires. Also, an ANDA or 505(b)(2) application referencing that drug may not filed with the FDA until the expiration of 5 years, unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application 4 years following the original product approval.

A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than BA or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant.

A drug granted orphan designation may obtain a seven-year period of exclusivity, with an additional six (6) months for a pediatric condition.

Pediatric Exclusivity

Section 505A of the FDC Act provides for six months of additional exclusivity and patent protection if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data does not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or Orange Book listed patent protection cover the drug are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve an ANDA, or 505(b)(2) application owing to regulatory exclusivity or listed patents. When any of our products is approved, we anticipate seeking pediatric exclusivity when it is appropriate.

Orphan Drug Exclusivity

The ODA provides incentives for the development of drugs intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals annually in the U.S. If a sponsor demonstrates that a drug is intended to treat a rare disease or condition, the FDA grants orphan drug designation to the product for that use. The benefits of orphan drug designation include research and development tax credits and exemption from user fees. A drug that is approved for the orphan drug designated indication is granted 7 years of orphan drug exclusivity. During that period, the FDA generally may not approve any other application for the same product for the same indication, although there are exceptions, most notably when the later product is shown to be clinically superior to the product with exclusivity. We intend to seek orphan drug designation and exclusivity for our products whenever it is available.

Drug Enforcement Agency Regulation

Our product candidates may be regulated as “controlled substances” as defined in the Controlled Substances Act of 1970, as amended, which establishes registration, security, recordkeeping, reporting, storage, distribution, and other requirements administered by the DEA. The DEA is concerned with, among other things, the control of handlers of controlled substances and with the equipment and raw materials used in their manufacture and packaging, in order to prevent loss and diversion into illicit channels of commerce.

The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. The manufacture, shipment, storage, sale and use of Schedule II drugs are subject to a high degree of regulation. For example, Schedule X drug prescriptions generally must be signed by a physician and may not be refilled without a new prescription. Substances in Schedule IV are considered to have a lower potential for abuse relative to substances in Schedule II. A prescription for controlled substances in Schedule IV may be issued by a practitioner through oral communication, in writing or by facsimile to the pharmacist and may be refilled if so, authorized on the prescription or by call-in. In the future, our other potential products may also be listed by the DEA as controlled substances.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports, or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized.

The DEA typically inspects a facility to review its security measures prior to issuing a registration. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Required security measures include background checks on employees and physical control of inventory through measures such as cages, surveillance cameras and inventory reconciliations. Records must be maintained for the handling of all controlled substances and periodic reports must be made to the DEA, including, for example, distribution reports for Schedule II controlled substances, Schedule III substances that are narcotics and other designated substances. Reports must also be made for thefts or losses of any controlled substance and authorization must be obtained to destroy any controlled substance. In addition, special authorization and notification requirements apply to imports and exports.

In addition, a DEA quota system controls and limits the availability and production of controlled substances in Schedule II. Distributions of any Schedule II controlled substance must also be accompanied by special order forms, with copies provided to the DEA. The DEA establishes annually an aggregate quota for how much of a Schedule II substance may be produced in total in the U.S. based on the DEA’s estimate of the quantity needed to meet legitimate scientific and medicinal needs. This limited aggregate amount of any particular Schedule II substance that the DEA allows to be produced in the U.S. each year is allocated among individual companies, who must submit applications annually to the DEA for individual production and procurement quotas. We and our contract manufacturers must receive an annual quota from the DEA in order to produce or procure any Schedule II substance for use in manufacturing. The DEA may adjust aggregate production quotas and individual production and procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments. Our and our contract manufacturers’ quota of an active ingredient may not be sufficient to meet commercial demand or complete clinical trials. Any delay or refusal by the DEA in establishing our and our contract manufacturers’ quota for controlled substances could delay or stop our clinical trials or product launches, which could have a material adverse effect on our business, financial position, and results of operations.

To meet its responsibilities, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in enforcement action that could have a material adverse effect on our business, results of operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In certain circumstances, violations could result in criminal proceedings.

Individual states also regulate controlled substances, and we and our contract manufacturers will be subject to state regulation on distribution of these products.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal and state anti-kickback, fraud and abuse, false claims, pricing reporting, data privacy and security, and physician payment transparency laws and regulations as well as similar foreign laws in the jurisdictions outside the U.S. Violation of any of such laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement fines, additional reporting requirements and oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and/ or imprisonment.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate for which we may seek regulatory approval. Sales in the U.S. will depend, in part, on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE, and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our product candidates can be subject to challenge, reduction, or denial by third-party payors.

The process for determining whether a third-party payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. In the U.S., there is no uniform policy among payors for coverage or reimbursement. Decisions regarding whether to cover any of a product, the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that can require manufacturers to provide scientific and clinical support for the use of a product to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product that receives approval. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Additionally, decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

U.S. Healthcare Reform

In the U.S., there has been, and continues to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect the profitable sale of product candidates.

Among policy makers and payors in the U.S., there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the ACA was passed and signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; required manufacturers to participate in a coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the Bipartisan Budget Act of 2018, will remain in effect through 2029 unless additional Congressional action is taken. The CARES Act was signed into law on March 27, 2020 and suspended these reductions from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic, and extended the sequester by one year, through 2030. In addition, on January 2, 2013, the

American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from 3 to 5 years.

Individual states in the U.S. have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs and suppliers will be included in their healthcare programs. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

Healthcare Regulations

Pharmaceutical companies are subject to various federal and state laws that are intended to combat health care fraud and abuse and that govern certain of our business practices, especially our interactions with third-party payors, healthcare providers, patients, customers and potential customers through sales and marketing or research and development activities. These include anti-kickback laws, false claims laws, sunshine laws, privacy laws, and FDA regulation of advertising and promotion of pharmaceutical products.

Anti-kickback laws, including the federal Anti-Kickback Statute, make it a criminal offense knowingly and willfully to offer, pay, solicit, or receive any remuneration to induce or reward referral of an individual for, or the purchase, order or recommendation of, any good or service reimbursable by, a federal health care program (including our products). The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The penalties for violating the federal Anti-Kickback Statute include administrative civil money penalties, imprisonment for up to 5 years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid.

The federal civil and criminal false claims laws, including the civil False Claims Act, prohibit knowingly presenting, or causing to be presented, claims for payment to the federal government (including Medicare and Medicaid) that are false or fraudulent (and, under the Federal False Claims Act, a claim is deemed false or fraudulent if it is made pursuant to an illegal kickback). Manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in significant monetary penalties, including fines ranging from $11,181 to $22,363 for each false claim, and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other improper sales and marketing practices. The government has obtained multi-million and multi-billion-dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans and have often become subject to consent decrees or corporate integrity agreements, severely restricting the manner in which they conduct their business. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The Federal Civil Monetary Penalties Law prohibits, among other things, the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Noncompliance can result in civil money penalties of up to $15,270 for each wrongful act, assessment of three times the amount claimed for each item or service and exclusion from the federal healthcare programs.

Federal criminal statutes prohibit, among other actions, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, may apply to products and services reimbursed by non-governmental third-party payors, including commercial payors. Additionally, there are state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or that otherwise restrict payments that may be made to healthcare providers as well as state and foreign laws that require drug manufacturers to report marketing expenditures or pricing information.

Sunshine laws, including the Federal Open Payments law enacted as part of the ACA, require pharmaceutical manufacturers to disclose payments and other transfers of value to physicians and certain other health care providers or professionals, and in the case of some state sunshine laws, restrict or prohibit certain such payments. Pharmaceutical manufacturers are required to submit reports to the government by the 90th day of each calendar year. Failure to submit the required information may result in civil monetary penalties of up to an aggregate of $165,786 per year (or up to an aggregate of $1.105 million per year for “knowing failures”) for all payments, transfers of value or ownership or investment interests not reported in an annual submission and may result in liability under other federal laws or regulations. Certain states and foreign governments require the tracking and reporting of gifts, compensation, and other remuneration to physicians.

Privacy laws, such as the privacy regulations implemented under the HIPAA, restrict covered entities from using or disclosing protected health information. Covered entities commonly include physicians, hospitals, and health insurers from which we may seek to acquire data to aid in our research, development, sales and marketing activities. Although pharmaceutical manufacturers are not covered entities under HIPAA, our ability to acquire or use protected health information from covered entities may be affected by privacy laws. Specifically, HIPAA, as amended by HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security, and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain, or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

The FDA regulates the sale and marketing of prescription drug products and, among other things, prohibits pharmaceutical manufacturers from making false or misleading statements and from promoting products for unapproved uses. There has been an increase in government enforcement efforts at both the federal and state level. Numerous cases have been brought against pharmaceutical manufacturers under the Federal False Claims Act, alleging, among other things, that certain sales or marketing-related practices violate the Anti-Kickback Statute or the FDA’s regulations, and many of these cases have resulted in settlement agreements under which the companies were required to change certain practices, pay substantial fines and operate under the supervision of a federally appointed monitor for a period of years. Due to the breadth of these laws and their implementing regulations and the absence of guidance in some cases, it is possible that our practices might be challenged by government authorities. Violations of fraud and abuse laws may be punishable by civil and criminal sanctions including fines, civil monetary penalties, as well as the possibility of exclusion of our products from payment by federal health care programs.

Government Price Reporting

Government regulations regarding reporting and payment obligations are complex, and we are continually evaluating the methods we use to calculate and report the amounts owed with respect to Medicaid and other government pricing programs. Our calculations are subject to review and challenge by various government agencies and authorities, and it is possible that any such review could result either in material changes to the method used for calculating the amounts owed to such agency or the amounts themselves. Because the process for making these calculations, and our judgments supporting these calculations, involve subjective decisions, these calculations are subject to audit. In the event that a government authority challenges or finds ambiguity with regard to our report of payments, such authority may impose civil and criminal sanctions, which could have a material adverse effect on our business. From time to time, we conduct routine reviews of our government pricing calculations. These reviews may have an impact on government price reporting and rebate calculations used to comply with various government regulations regarding reporting and payment obligations.

Many governments and third-party payors reimburse the purchase of certain prescription drugs based on a drug’s AWP. In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, which they have suggested have led to excessive payments by state and federal government agencies for prescription drugs.

Drug Pedigree Laws

State and federal governments have proposed or passed various drug pedigree laws which can require the tracking of all transactions involving prescription drugs from the manufacturer to the pharmacy (or other dispensing) level. Companies are required to maintain records documenting the chain of custody of prescription drug products beginning with the purchase of such products from the manufacturer. Compliance with these pedigree laws requires implementation of extensive tracking systems as well as heightened documentation and coordination with customers and manufacturers. While we fully intend to comply with these laws, there is uncertainty about future changes in legislation and government enforcement of these laws. Failure to comply could result in fines or penalties, as well as loss of business that could have a material adverse effect on our financial results.

Federal Regulation of Patent Litigation Settlements and Authorized Generic Arrangements

As part of the Medicare Prescription Drug Improvement and Modernization Act of 2003, companies are required to file with the FTC and the DOJ certain types of agreements entered into between brand and generic pharmaceutical companies related to the settlement of patent litigation or manufacture, marketing and sale of generic versions of branded drugs. This requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with brand pharmaceutical companies and could result generally in an increase in private-party litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities.

Other

The U.S. federal government, various states and localities have laws regulating the manufacture and distribution of pharmaceuticals, as well as regulations dealing with the substitution of generic drugs for branded drugs. Our operations are also subject to regulation, licensing requirements and inspection by the states and localities in which our operations are located or in which we conduct business.

Certain of our activities are also subject to FTC enforcement actions. The FTC also enforces a variety of antitrust and consumer protection laws designed to ensure that the nation’s markets function competitively, are vigorous, efficient, and free of undue restrictions. Federal, state, local and foreign laws of general applicability, such as laws regulating working conditions, also govern us.

In addition, we are subject to numerous and increasingly stringent federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous substances, the discharge of pollutants into the air and water and the cleanup of contamination. We are required to maintain and comply with environmental permits and controls for some of our operations, and these permits are subject to modification, renewal, and revocation by the issuing authorities. Our environmental capital expenditures and costs for environmental compliance may increase in the future as a result of changes in environmental laws and regulations or increased manufacturing activities at any of our facilities. We could incur significant costs or liabilities as a result of any failure to comply with environmental laws, including fines, penalties, third-party claims and the costs of undertaking a clean-up at a current or former site or at a site to which our wastes were transported. In addition, we have grown in part by acquisition, and our diligence may not have identified environmental impacts from historical operations at sites we have acquired in the past or may acquire in the future.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF STARTON PRIOR TO THE BUSINESS COMBINATION

Throughout this section, unless otherwise noted, “we,” “us,” “Starton” and the “Company” refer to Starton Therapeutics, Inc.

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of July 1, 2023:

Name	Age	Position
BOARD OF DIRECTORS
Pedro Lichtinger	69	Chairman and Chief Executive Officer, Director
Kenneth Anderson, MD	71	Director
Eric Baum	46	Director
Asher Chanan-Khan	54	Director
Moses Dodo	63	Director
Mohamad Hussein, MD	65	Director
Nitin Kaushal, CPA	57	Director
Fotios Plakogiannis	89	Director
Roy F Waldron	61	Director
EXECUTIVE OFFICERS
Pedro Lichtinger	69	Chairman and Chief Executive Officer
James C. Oliver	66	Chief Medical Officer
Andrew Rensink	67	Chief Manufacturing Officer
Scott Kahn	61	Chief Financial Officer

Our Executive Officers

Pedro Lichtinger has been our Chairman and Chief Executive Officer since its founding in 2018 and is a director nominee of Pubco. Mr. Lichtinger is an industry executive with a 37-year career in pharmaceuticals and biotechnology with a proven track record of developing turnaround and financing strategies, executing strategic alliances, and building commercial and R&D capabilities. He is the former President and CEO of two (2) biotechnology companies and has 16 years’ experience at Pfizer Inc as President of Global Primary Care and President of Europe. We believe Mr. Lichtinger is qualified to serve as a director because of his expertise gained from serving as Chairman and Executive Chairman of Starton and his extensive management experience in the pharmaceutical industry.

James C. Oliver has been our Chief Medical Officer since 2019. Prior to Starton, beginning in 2013, Dr. Oliver worked at Accelovance Inc., a global CRO, where, from 2018, he served as the Chief Science Officer and managing director for Europe and Asia. Dr. Oliver has more than 20 years of experience in both the public and private sectors of the life sciences industry and contract research organizations, as well as 12 years in academia. He has served in numerous roles in clinical development operations including Chief Operating Officer, Senior Vice President of Clinical Research and Regulatory Affairs, and Chief Scientific and Medical Officer. Over Dr. Oliver’s career, he has successfully managed large cross-functional project teams with internal staff and oversaw CRO vendors. Dr. Oliver has significant FDA experience with both the Drug and Biologic divisions having prepared more than fifty (50) INDs and participated in seven (7) successful NDA submissions for U.S./Global pharmaceutical companies. In his tenure with public and private biotechnology companies, he participated in several series of successful fundraisings. In addition, Dr. Oliver has served in licensing negotiations and out-licensing of several oncology assets.

Andrew Rensink has been our Chief Manufacturing Officer since 2018. Mr. Rensink has more than 30 years of operational experience, including 13 years in transdermal development and manufacturing. Prior to Starton, Mr. Rensink was the President and Chief Operating Officer of Tapemark, where he led development, strategy implementation for pharmaceutical contract development and manufacturing organization developing and manufacturing Transdermal Patches and Oral Thin Film products. He currently sits on the Board of Advisors for Hydra-Flex chemical dispensing systems. Mr. Rensink holds a Master of Engineering from Marquette University and a Bachelor of Science in Mechanical Engineering from the University of Wisconsin and has completed the GE Manufacturing Management Program.

Scott Kahn has been our Chief Financial Officer since October 2022. Mr. Kahn has more than 35 years of experience in diverse organizations from Fortune 500 companies to start-ups. Prior to Starton, from 2006 to 2021, Mr. Kahn served as CFO and Vice President at Diopsys, Inc, a medical device company, for 15 years where he was responsible for all accounting, finance, human resources and investor relations. Following Diopsys, Mr. Kahn was Chief Financial Officer for Milestone Scientific, Inc. and had consulting engagements with Aquestive Therapeutics as Corporate Controller and Phibro Animal Health as Regional Controller. Previously, Mr. Kahn held various finance, strategy and operational leadership roles. Mr. Kahn received a B.A. in Accounting from Franklin and Marshall College and an M.B.A. in International Business from Rutgers University. He is a Certified Public Accountant licensed in the State of New York and a Chartered Global Management Accountant.

Our Directors

Kenneth Anderson, MD became a director of Starton in 2020. Dr. Anderson has been the Kraft Family Professor of Medicine at Harvard Medical School as well as Director of the Lebow Institute for Myeloma Therapeutics and Jerome Lipper Multiple Myeloma Center at the Dana-Farber Cancer Institute for the past forty years. He has over four decades of experience researching multiple myeloma in both laboratory and clinical settings. Dr. Anderson is the recipient of several awards including the International Myeloma Foundation Robert A. Kyle Lifetime Achievement Award; the American Association for Cancer Research Joseph H. Burchenal Award, the American Society of Hematology William Dameshek Prize, and the American Society of Clinical Oncology David A. Karnofsky Award. He is a member of the Institute of Medicine of the National Academy of Sciences and has served as President of the International Myeloma Society and the American Society of Hematology. We believe Dr. Anderson is qualified to serve as a director because of his extensive experience in the pharmaceutical industry.

Eric Baum, director nominee of Pubco, became a director of Starton in 2018. Mr. Baum brings 20 years of experience in advising Executive leadership teams for both well-established Fortune 50 companies and emerging ventures, across a spectrum of industries including life sciences, education, travel, real estate and technology. In his concurrent roles as Managing Director of Acquis Consulting Group, which he has held since 2003, and as Managing Director and Co-Founder of its affiliate, Solidea Capital, which he has held since 2005, Mr. Baum leverages his extensive management and operational consulting expertise to guide companies in areas such as business and corporate strategy, market positioning, growth and scale strategies, trajectory management, partnering frameworks, risk evaluation, and more. He also serves in several advisory and Board of Director roles for public and private companies such as KushCo Holdings, Big Rentz Tenant Tracker, Data Exchange, supporting the full lifecycle of needs from idea conception through expansion and growth strategies. Mr. Baum is also actively involved in the venture capital arena as an angel investor and participant in several investment-focused groups, such as the Charlotte Angel Fund. Mr. Baum received a Bachelor of Business Administration from Emory University where he graduated valedictorian from the Goizueta Business School. He was awarded the Goizueta Business School Organizational Management Highest Award for Excellence and was inducted into Beta Gamma Sigma, the highest national business honor society. We believe Mr. Baum is qualified to serve as a director because of his experience in management and public companies.

Asher Chanan-Khan, M.B.B.S., MD became a director of Starton in 2021. Since 2011, Dr. Chanan-Khan has been a Professor of Medicine at the Mayo Clinic Comprehensive Cancer Center, where he has held leadership roles on several committees, including serving as the Chair of the Hematology & Oncology Department from 2011 to 2018, and as part of the executive committee at the Mayo Clinic Jacksonville. Nationally, he served as member of the NCCN guidelines committee both for multiple myeloma and CLL in addition to serving on committees at ASCO and ASH. Dr. Chanan-Khan is a translational researcher who has actively contributed to the development of immunomodulating drugs (thalidomide and its analogs) in both Chronic Lymphocytic Leukemia (CLL) and multiple myeloma. In CLL, he is credited for introducing lenalidomide and defining its potential as a new therapeutic. Dr. Chanan-Khan has authored more than two hundred publications related to CLL and multiple myeloma. We believe Dr. Chanan-Khan is qualified to serve as a director because of his extensive experience in the medical field.

Moses Dodo, director nominee of Pubco, became a director of Starton in 2022. Mr. Dodo has over 35 years’ experience focused on the USA and Latin America, where he has built strong relationships with regulators, media, government, corporate, distributors and industry leaders. Since April 2021, Mr. Dodo has been a Managing Partner at MD5 Capital & Strategy consulting company. Prior to MD5, Mr. Dodo worked for Bupa Global Latin America, where he was Managing Director from 2014 and Chairman from June 2019, where he spearheaded corporate development and inorganic growth. He was also the CEO and Chairman of Amedex Bermuda, a Life Insurance company. Mr. Dodo served as a Board member of HtH Geoblue, a partnership with the Blue Cross Blue Shield offering IPMI in the

USA. Mr. Dodo holds a bachelor’s degree in Business Administration and Finance from Fundacao Armando Alvares Penteado, Sao Paolo, Brazil. We believe Mr. Dodo is qualified to serve as a director because of his extensive regulatory and management experience.

Mohamad Hussein, MD became a director of Starton in 2019. Since 2010, Dr. Hussein has served as a Professor of Medicine and Oncology at the University of South Florida College of Medicine. With over 30 years of combined academia and pharmaceutical experience in hematologic malignancies, cell therapy, hematology and oncology, Dr. Hussein is considered a global leader. He has been published over 100 times and served as the Editor in Chief (International Journal of Surgical Oncology), a review member (Lancet, Medical Science Monitor, International Medical Journal for Experimental and Clinical Research, CME American Society of Clinical Oncology, and Panasonic Laptop Development) and consultant to the scientific journal community. His vast involvement with clinical trials and funded research spans across the nation. Dr. Hussein served on six committees at H Lee Moffitt Cancer and Research Center between 2006 to 2008, as well as five committees at Cleveland Clinic (1991-2006), and 22 additional external committees and advisory boards throughout his career. As a Medical Affairs leader, Dr. Hussein left a significant footprint from his tenure at Celgene. His accomplishments include building a robust Medical Affairs division, creating a Global Hematology physician group, driving the pipeline strategy for multiple myeloma, and life cycle management. We believe Dr. Hussein is qualified to serve as a director because of his extensive experience in the medical and pharmaceutical fields.

Nitin Kaushal, CPA, director nominee of Pubco, became a director of Starton in 2018. Mr. Kaushal has over 30 years of financial and investment experience with an expertise focused on the life sciences industry. In 2020, Mr. Kaushal retired as a Managing Director at PricewaterhouseCoopers, a position he had held since 2012. Mr. Kaushal currently sits on the boards of a number of private and publicly listed companies. Mr. Kaushal has held senior roles in the investment banking, venture capital and consulting industry with a focus on the healthcare industry. He has performed a number of mergers/acquisitions, strategic advisory, and licensing assignments for a number of the global pharma companies. Mr. Kaushal is a regular speaker at biotechnology conferences including BIO and Biofinance. We believe Mr. Kaushal is qualified to serve as a director because of his extensive financial experience.

Fotios Plakogiannis, BSc, MS, Ph.D., director nominee of Pubco, became a director of Starton in 2017. Since 2013, Dr. Plakogiannis has been the Managing Director at Transdermal Research Pharm Laboratories, LLC based in Long Island City, New York. Dr. Plakogiannis served as a Professor at the Arnold & Marie Schwartz College of Pharmacy, LIU for over 45 years, where 25 of those years he was the Director of the Division of Pharmaceutical Sciences. He was instrumental in establishing their Scientific Graduate Division for MS and Ph.D. program. He has mentored more than 200 MS and Ph.D. degrees, served as chair of the Academy of Pharmaceutical Sciences Basic Pharmaceutics Section, and has presented his work throughout the USA and Europe. He was the Founder, Chairman of the Board (for one year) and Board member of Aequus Pharmaceuticals Inc. from January 2014 until July 2018. Dr. Plakogiannis has been a visiting Professor in several universities, including but not limited to Kentucky University and the University of Arizona. In addition, he has acted as a consultant for the Pharmaceutical Industry and has served as an expert witness in several cases. Dr. Plakogiannis has authored three books and more than 100 research papers with the majority in the area focused on Transdermal Delivery. He was the recipient of the TASA Award for Lifetime Achievement at LIU, Founders Award, etc., among other prestigious awards. We believe Dr. Plakogiannis is qualified to serve as a director because of his extensive experience in the pharmaceutical industry.

Roy F Waldron, Ph.D., J.D., director nominee of Pubco, became a director of Starton in 2019. From 1999 to his retirement in June 2018, Dr. Waldron served as the Senior Vice President‚ Associate General Counsel, and Chief Intellectual Property Counsel at Pfizer. There, he led global teams of Pfizer attorneys and professionals in procuring patents‚ and worked closely with R&D‚ Business Development and Pfizer Business Units to develop and strengthen intellectual property strategies for development and acquisition targets. Dr. Waldron has been published numerous times, and often serves as a panelist and keynote speaker at events. He has participated in many industries related committees, including International Federation of Pharmaceutical Manufacturers and Associations (IFPMA)‚ Pharmaceutical Research and Manufactures of America (PhRMA)‚ INTERPAT, Intellectual Property Owners Association (IPO), Hoover IP 2, Association of Corporate Counsel (ACPC) and Gibbons Institute of Law Science and Technology. Dr. Waldron holds a Juris Doctorate from New York University Law School‚ a Ph.D. from Yale University, and a Bachelor of Arts from Dartmouth College. We believe Dr. Waldron is qualified to serve as a director because of his experience with intellectual property in the pharmaceutical industry.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF STARTON

You should read the following discussion and analysis of our financial condition and results of operations with our audited consolidated financial statements for the year ended March 31, 2023, together with related notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and the analysis should also be read together with the section of this proxy statement/prospectus entitled “Information about Starton” and the unaudited pro forma combined financial information as of and for the three months ended March 31, 2023, and the year ended December 31, 2022 (in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Combined Financial Information”). The following discussion contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk factors” or in other parts of this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. In this section, unless otherwise specified, the terms “we”, “our”, “us”, the “Company” and “Starton” refer to Starton Therapeutics, Inc. and its consolidated subsidiaries. All dollar amounts are expressed in thousands of United States dollars (“$”), unless otherwise indicated.

Overview

We are a pharmaceutical company advancing medicines to solve patients’ problems with current standards of care and provide transformative products to improve their lives. We transform standard-of-care therapies with proprietary continuous delivery technology (dermal), so people with cancer can receive continuous treatment to live better, longer. The Company uses continuous delivery of proven, U.S. Food and Drug Administration (“FDA”) approved, active pharmaceutical ingredients to develop and bring products to market with new indications or with superior outcomes in existing indications. The Company was formed on February 7, 2017, and is incorporated under the laws of the Province of British Columbia.

Continuous Delivery Platform

Immunomodulatory drugs (IMiDs) are the mainstay of early treatment in a number of hematologic with a potential market of approximately $12 billion. Our proprietary continuous delivery technology can increase efficacy of approved drugs, make them more tolerable, and expand their potential use. Our strategic platform provides a controlled, sustained release over multiple days. The use of continuous delivery of lenalidomide allows for lower peaks and higher troughs which provide therapeutic blood levels for the entirety of the dosing interval whereas once-daily oral dosing is associated with sub-therapeutic blood levels of lenalidomide during each days’ dosing.

We have conducted a proof-of-concept study in a mouse model, in which the STAR-LLD continuous infusion displayed superior efficacy versus lenalidomide standard of care. The tumor volume increase at day 29 was 483% with standard of care versus an -81% reduction in tumor volume in the STAR-LLD group. Progression-free survival was also significantly increased in the continuous infusion group, STAR-LLD had the longest survival with two animals surviving to 100 days.

Our Research and Development and License Agreements

We entered into an exclusive license agreement under which the counterparty will receive development, manufacturing, and commercial rights for STAR-OLZ, a multi-day transdermal patch delivery system of olanzapine. The Company received an upfront payment of $2.5 million and will also receive future development milestone payments of up to $5.0 million, and tiered royalty payments from high single-digit to low-teens on net sales of the product in the licensed territory. The agreement will remain in effect until ten (10) years after the first commercial sale of STAR-OLZ in Mainland China, and automatically renew for one (1) year periods until either party provides written notice of non-renewal.

Business Combination Agreement

On April 27, 2023, the Company entered into the Business Combination Agreement with Healthwell, Pubco and the other parties thereto, pursuant to which Pubco will acquire Starton for aggregate base consideration of $260 million, including $20 million of incentive shares provided to potential PIPE investors, subject to adjustments for debt (net of cash) and certain other adjustments, which consideration shall be payable in shares of Pubco common stock, or exchangeable shares of a newly created Canadian subsidiary of Pubco (“Exchangeable Shares”) that will be issued to certain eligible holders on a tax-deferred basis and which will be exchangeable, on a one-for-one basis into shares of Pubco, with each share valued at the price at which Healthwell redeems its public stockholders at the business combination. Under the Business Combination Agreement, Pubco will also assume all of the outstanding stock options of Starton. In addition, all of the issued and outstanding common stock and warrants of Healthwell will be exchanged for substantially equivalent shares of common stock and warrants of Pubco.

In addition to the base consideration, existing Starton shareholders will have the right to receive contingent earnout consideration in the form of up to 25 million shares of Pubco common stock or Exchangeable Shares, as applicable, payable in three tranches of at least 8.3 million shares, with a tranche earned upon the post-closing Pubco stock price reaching at least $12 for 20 trading days, $14 for 20 trading days or upon achievement of a first clinical milestone (completion of Phase 1b for multiple myeloma), and the Pubco stock price reaching at least $16 for 20 trading days or upon achievement of the successful completion of an FDA required bridging study in healthy volunteers that proves bio-equivalence between the ambulatory subcutaneous pump and either a transdermal patch or an on body subcutaneous pump.

On March 20, 2023, the Company granted ten-year options to purchase shares of common stock at an exercise price of $3.10 per share under the 2018 Directors Stock Option and Restricted Stock Plan to certain directors, employees and consultants totaling options to purchase 4,091,885 shares of common stock. 125,595 options were granted to employees and consultants in lieu of a cash bonus and vest and become immediately exercisable on the grant date. 827,500 options were granted to directors and vest quarterly over a three-year period. The balance of 3,138,790 options were granted to employees and consultants and vest quarterly over a four-year period.

Financial Operations Overview

Revenue

The Company derives revenues from product licenses provided to customers. Revenue is based on an assessment of whether a license is distinct from any other performance obligations that may be included in the underlying license arrangement. Revenues are generally recorded over the term of the license agreement. If the customer is able to benefit from the license without provision of any other performance obligations by the Company and the license is thereby viewed as a distinct or functional license, the Company then determines whether the Company and the license is thereby viewed as a distinct or functional license. Payments received in excess of amounts ratably or otherwise earned are deferred and recognized over the term of the license or as contingencies or other performance obligations are met.

Costs and Expenses

Our costs and expenses are primarily the result of the following activities: development of our pipeline of proprietary product candidates; and general and administrative expenses including stock-based compensation. We record our costs and expenses in the following categories:

Research and Development Expenses

The successful development of our current and future product candidates is highly uncertain. This is due to the numerous risks and uncertainties, including the following:

•        successful completion of preclinical studies and clinical trials;

•        delays in regulators or institutional review boards authorizing us or our investigators to commence our clinical trials or in our ability to negotiate agreements with clinical trial sites or CROs;

•        the number and location of clinical sites included in the trials;

•        raising additional funds necessary to complete clinical development of our product candidates;

•        obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates;

•        contracting with third-party manufacturers for clinical supplies of our product candidates

•        protecting and enforcing our rights in our intellectual property portfolio including, if necessary, litigation; and

•        maintaining a continued acceptable safety profile of the products following approval.

We expect our research and development expenses to continue to be significant over the next several years as we develop and/or acquire additional product candidates and technologies. We may hire or engage additional skilled colleagues or third parties to perform these activities, conduct clinical trials and ultimately seek regulatory approval for any product candidate that successfully completes those clinical trials.

In addition, the probability of success for each product candidate will depend on numerous factors, including regulatory approval, competition, manufacturing capability and commercial viability. We will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate’s commercial potential.

General and Administrative Expenses

General and administrative expenses consist of salaries, benefits, stock-based compensation and other related costs. Other costs include professional fees for patent-related and other legal expenses, consulting, tax and accounting services; insurances; depreciation and general corporate expenses.

The Company expects to incur additional general and administrative costs as a result of being a publicly traded company, including expenses to comply with the rules and regulations of the SEC and NASDAQ, as well as higher expenses for corporate insurance, director and officer insurance, investor relations, and professional services.

Results of Operations

Comparison of the Year Ended March 31, 2023 and 2022

	Year ended March 31,
	2023	2022
License revenue	$—	$2,500,000

Operating expenses:
Research and development	4,100,279	8,107,075
Research and development – related party	1,697,534	1,777,683
General and administrative	3,807,786	4,164,623
General and administrative – related party	387,000	375,750
Total operating expenses	9,992,599	14,425,131
Operating loss	(9,992,599)	(11,925,131)

Other income (expense):
Interest income	—	680
Interest expense	(109)	(275)
Other, net	—	(772)
Total other (expense)	(109)	(367)
Net loss	$(9,992,708)	$(11,925,498)

Net loss per common share – basic and diluted	$(0.12)	$(0.15)

Weighted average common shares – basic and diluted	82,335,503	81,094,052

Net loss	$(9,992,708)	$(11,925,498)
Other comprehensive income:
Foreign currency translation adjustments	(65,431)	9,277
Comprehensive loss	$(10,058,139)	$(11,916,221)

Licensing Revenues

There was no revenue realized for the fiscal year ended March 31, 2023, as compared to revenue of $2.5 million for the year ended March 31, 2022. The decrease was due to the recognition of an upfront payment received in fiscal year 2022. During the fiscal year ended March 31, 2022, the Company satisfied the performance obligation and recorded the $2.5 million payment as licensing revenue in 2022.

Research and Development Expense

The primary focus of our research and development efforts has been on the continued testing and development of our lenalidomide and olanzapine programs. Research and development expenses were $5.8 million for the year ended March 31, 2023, consisting of approximately $4.1 million for our lenalidomide program $0.1 million for our olanzapine program, and $1.6 million for other research and development expenses that are not delineated and operating expenses associated with research and development. This compares to expenditures of $9.9 million for the year ended March 31, 2022, consisting of $4.3 million for our lenalidomide program, $4.1 million for our olanzapine program, and $1.5 million for other research and development expenses. The decrease of $4.0 million, or 41.4%, was primarily due to our decision to focus available funds on our lenalidomide program. The reduction in budgeted spending for olanzapine was not a reflection of a reduced emphasis on our olanzapine program, but was necessitated due to availability of funds. In the future, with funding available, we anticipate directing our resources as needed for clinical trials and other testing and development expenses for our programs.

General and Administrative Expense

General and administrative expenses were $4.2 million for the year ended March 31, 2023, as compared to $4.5 million for the year ended March 31, 2022. The decrease of $0.357 million, or 7.6%, is due to lower compensation-related expenses.

Liquidity and Capital Resources

Overview

We have historically sourced our liquidity requirements primarily with cash flow from financing activities, such as equity issuances. The Company evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year beyond the issuance of the consolidated financial statements included in this proxy statement/prospectus. Based on such evaluation and the Company’s current plans, management believes that absent the additional funding sources outlined below, the Company’s existing cash and cash equivalents are not sufficient to satisfy the Company’s operating cash needs for at least one year after the issuance of the consolidated financial statements included in this proxy statement/prospectus. The Company will require additional liquidity to continue its operations over the next 12 months.

Sources of Liquidity

Million

	Years ended March 31,
	2023	2022
Net cash used in operating activities	$(3,902,570)	$(7,450,702)
Net cash (used in) provided by investing activities	(16,807)	216,670
Net cash provided by financing activities	3,796,852	3,866,923
Net decrease in cash	(187,956)	(3,360,130)

Net Cash Used in Operating Activities

Net cash used in operating activities for the year ended March 31, 2023 decreased by $3.5 million compared to the same period in the prior year. The decrease was due to a lower loss that accounted for $1.9 million, higher stock compensation expense of $1.0 million and gain on settlement of accrued bonus of $0.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities for the year ended March 31, 2023 decreased by $233 thousand compared to the same period in the prior year. The decrease was related to a decrease in deposit for sale of asset.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the year ended March 31, 2023 was approximately the same as the previous year.

Commitments and Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of the management, the Company’s liability, if any, in these pending actions would not have a material adverse effect on the financial position of the Company. The Company’s general and administrative expenses would include amounts incurred to resolve claims made against the Company, but nothing has been recorded for the years ended March 31, 2023 or 2022.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. During the periods presented, we did not engage in any off-balance sheet financing activities other than those reflected in the notes to our audited and unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Critical Accounting Policies and Estimates

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. These estimates may change as new events occur or additional information is obtained, and we may periodically be faced with uncertainties, the outcomes of which are not within its control and may not be known for a prolonged period. Because the use of estimates is inherent in the financial reporting process, actual results may differ from these estimates under different assumptions or conditions. Additionally, the full impact of COVID-19 is unknown and cannot be reasonably estimated. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Revenue Recognition

The Company generates virtually all of its revenue from entering into exclusive development and commercial license and supply agreements. Under the agreement, we granted an exclusive license to develop, commercialize, and otherwise exploit products that contain STAR-OLZ. This license agreement contains up-front license fees, future supply fees, development, regulatory, and sales-based milestone payments, and sales-based royalty payments.

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers and subsequently issued additional related ASUs (“Topic 606”). The Company recognizes building sales revenue using multiple contract models; detail of the contract models can be found in Note 2 of the audited and unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S.” GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Accounts requiring the use of significant estimates consist of valuation of deferred taxes, stock-based compensation calculations, and fair value of warrants.

Research and Development

Research and development costs are expensed as incurred and consist primarily of the cost of salaries, share-based compensation expense, payroll taxes and other employee benefits, subcontractors and materials used for research and development activities, including preclinical studies, clinical trials, manufacturing costs and professional services.

Share-Based Compensation

We account for employees’ and directors’ share-based payment awards as classified equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.

We elected to recognize compensation costs for awards conditioned only on continued service that have graded vesting schedule using straight-line method and to value the awards based on the single-option award approach. Performance based awards are expensed over the requisite period when the achievement of performance criteria is probable.

Equity awards granted to non-employees are re-measured at each reporting period at fair value until the commitment date had been reached which is usually the date the service is completed. The fair value of equity awards is charged to the statement of operations over the service period using the straight-line method.

Recently Issued Accounting Standards

For information regarding new accounting pronouncements, and the impact of these pronouncements on our consolidated financial statements, if any, refer to Note 2 to our consolidated financial statements for the years ended March 31, 2023 and 2022 included elsewhere in this proxy statement/prospectus.

JOBS Act Accounting Election

The JOBS Act permits an “emerging growth company” or “EGC” such as us to delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an EGC or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, the information we provide may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

In addition, we intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We will remain an EGC until the earliest to occur of: (1) the last day of our first fiscal year in which we have total annual revenues of more than $1.235 billion; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three- year period; and (4) the last day of the fiscal year ending after the fifth anniversary of Healthwell’s IPO.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Effective immediately following the Business Combination, the business and affairs of Pubco will be managed by or under the direction of the Pubco Board. The following table lists the names, ages and positions of the individuals who are expected to serve as directors, executive officers and/or key employees of Pubco upon consummation of the Business Combination.

Name	Age	Position(s)
Pedro Lichtinger	69	Chairman, Chief Executive Officer and Director
Scott Kahn	61	Chief Financial Officer
James C. Oliver, PharmD	66	Chief Medical Officer
Andrew Rensink	67	Chief Manufacturing Officer
Fotios Plakogiannis	89	Director
Roy F. Waldron	60	Director
Nitin Kaushal, CPA	57	Director
Moses Dodo	63	Director
Eric Baum	46	Director
Alyssa Rapp	44	Director
John MacCarthy	63	Director
George Hornig	68	Director

For biographical information concerning the executive officers and Fotios Plakogiannis, Roy Waldron, Nitin Kaushal, Moses Dodo and Eric Baum, see “Directors, Officers, Executive Compensation and Corporate Governance of Starton Prior to the Business Combination.”

For biographical information concerning Alyssa Rapp, John MacCarthy and George Hornig, see “Directors, Officers, Executive Compensation and Corporate Governance of HWEL Prior to the Business Combination.”

Family Relationships

There are no family relationships among any of the executive officers or directors of Pubco following the Business Combination.

Board Composition

If the Proposed Charter is approved, upon the consummation of the Business Combination, the Pubco Board will be comprised of nine directors and will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Pubco’s directors will be divided among the three classes as follows:

•        the Class I directors will be Roy Waldron, Nitin Kaushal, and Fotios Plakogiannis, and their terms will expire at the first annual meeting of stockholders after Closing;

•        the Class II directors will be Alyssa Rapp, George Hornig, and John MacCarthy, and their terms will expire at the second annual meeting of stockholders after Closing; and

•        the Class III directors will be Pedro Lichtinger, Eric Baum and Moses Dodo and their terms will expire at the third annual meeting of stockholders after Closing.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of Pubco stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation or removal. This classification of the Pubco Board may have the effect of delaying or preventing changes in Pubco’s control or management.

The Proposed Charter that will be in effect upon the completion of the Business Combination provides that only the Pubco Board can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors. The Proposed Charter will also provide that Pubco’s directors may only be removed for cause and by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding shares entitled to vote in the election of directors, voting together as a single class.

Under the listing requirements and rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors and of certain board committees. Upon the consummation of the Business Combination, Pubco anticipates that each member of the Pubco Board, other than [Pedro Lichtinger] will qualify as independent, as defined under the listing rules of Nasdaq.

Board Oversight of Risk

Upon the consummation of the Business Combination, one of the key functions of the Pubco Board will be informed oversight of Pubco’s risk management process. The Pubco Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Pubco Board as a whole, as well as through various standing committees of the Pubco Board that address risks inherent in their respective areas of oversight. For example, the Pubco audit committee will be responsible for overseeing the management of risks associated with Pubco’s financial reporting, accounting and auditing matters, and Pubco’s compensation committee will oversee the management of risks associated with Pubco’s compensation policies and programs.

Board Committees

Upon the consummation of the Business Combination, the Pubco Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The Pubco Board may establish other committees to facilitate the management of Pubco’s business. The Pubco Board and its committees will set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. The Pubco Board will delegate various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full Pubco Board. Each member of each committee of the Pubco Board is expected to qualify as an independent director in accordance with the listing standards of Nasdaq. Each committee of the Pubco Board will have a written charter approved by the Pubco Board. Upon the consummation of the Business Combination, copies of each charter will be posted on Pubco’s website at [www.startontx.com]. The inclusion of Pubco’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on Starton’s website into this proxy statement/prospectus. Members will serve on these committees until their resignation or until otherwise determined by the Pubco Board.

Audit Committee

Upon the consummation of the Business Combination, the members of Pubco’s audit committee will be Messrs. [Kaushal, Baum, Dodo and Hornig] and Ms. Rapp, each of whom can read and understand fundamental financial statements. Each of the members of the audit committee is independent under the rules and regulations of the SEC and the listing rules of Nasdaq applicable to audit committee members. Mr. Kaushal will be the chair of the audit committee and qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of Nasdaq. Pubco’s audit committee will assist the Pubco Board with its oversight of the following: the integrity of Pubco’s financial statements; Pubco’s compliance with legal and regulatory requirements; the qualifications, independence and performance of the independent registered public accounting firm; and the design and implementation of Pubco’s internal audit function and risk assessment and risk management. Among other things, Pubco’s audit committee will be responsible for reviewing and discussing with Pubco’s management the adequacy and effectiveness of Pubco’s disclosure controls and procedures. The audit committee will also discuss with Pubco’s management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of Pubco’s financial statements, and the results of the audit, quarterly reviews of Pubco’s financial statements and, as appropriate, will initiate inquiries into certain aspects of Pubco’s financial affairs. Pubco’s audit committee will be responsible for establishing and overseeing procedures for the receipt, retention and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by Pubco’s employees of concerns regarding questionable accounting or auditing matters. In addition, Pubco’s audit committee will have direct responsibility for the appointment, compensation, retention and oversight of the work of Pubco’s independent registered public accounting firm. Pubco’s audit committee will have sole authority to approve the hiring and discharging of Pubco’s independent registered public accounting firm, all audit engagement terms and fees and all permissible non-audit engagements with the independent auditor. Pubco’s audit committee will review and oversee all related person transactions in accordance with Pubco’s policies and procedures.

Compensation Committee

Upon the consummation of the Business Combination, the members of Pubco’s compensation committee will be Messrs. Baum, Kaushal, Waldron and Dodo and Ms. Rapp. Mr. Baum will be the chair of the compensation committee. Each member of Pubco’s compensation committee will be considered independent under the rules and regulations of the SEC and the listing rules of Nasdaq applicable to compensation committee members. Pubco’s compensation committee will assist the Pubco Board in discharging certain of Pubco’s responsibilities with respect to compensating its executive officers, and the administration and review of its incentive plans for employees and other service providers, including its equity incentive plans, and certain other matters related to Pubco’s compensation programs.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, the members of Pubco’s nominating and corporate governance committee will be Messrs. Waldron, Baum, Kaushal, Dodo and MacCarthy. Mr. Waldron will be the chair of the nominating and corporate governance committee. Pubco’s nominating and corporate governance committee will assist the Pubco Board with its oversight of and identification of individuals qualified to become members of the Pubco Board, consistent with criteria approved by the Pubco Board, and selects, or recommends that the Pubco Board selects, director nominees, develops and recommends to the Pubco Board a set of corporate governance guidelines and oversees the evaluation of the Pubco Board.

Code of Conduct

Upon the consummation of the Business Combination, the Pubco Board will adopt a Code of Conduct. The Code of Conduct will apply to all of Pubco’s employees, officers and directors, as well as all of Pubco’s contractors, consultants, suppliers and agents in connection with their work for Pubco. Upon the consummation of the Business Combination, the full text of Pubco’s Code of Conduct will be posted on Pubco’s website at [www.startontx.com]. Pubco intends to disclose future amendments to, or waivers of, Pubco’s Code of Conduct, as and to the extent required by SEC regulations, at the same location on the post-combination company’s website identified above or in public filings. Information contained on Pubco’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on Pubco’s website to be part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of Pubco’s compensation committee has ever been a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Pubco Board or compensation committee.

EXECUTIVE COMPENSATION

HWEL Executive Compensation

None of our directors or officers have received any cash compensation for services rendered to us. The Sponsor has issued units in the Sponsor for service as directors to each of our non-employee directors representing indirect interests in 151,721 Founder Shares in the case of each of our Co-Chairs, 97,534 Founder Shares in the case of each of our independent non-employee directors and 113,791 Founder Shares in the case of each of our other non-employee directors. Units in the Sponsor issued to our President and Chief Financial Officer also represent indirect interests in 205,906 Founder Shares. Each of our directors and executive officers are members of the Sponsor and have indirect economic interests in the Founder Shares and Private Warrants. The Sponsor, directors and officers, or any of their respective affiliates, are also reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that are made by us to the Sponsor, directors and officers or any of their affiliates.

Starton Executive Officer and Director Compensation

Executive Compensation Overview

The following table shows the total compensation awarded to, earned by, or paid to during the year ended March 31, 2023, to our executive officers who earned more than $100,000 during the fiscal year ended March 31, 2023 and were serving as named executive officers as of such date.

Our named executive officers for fiscal year ended March 31, 2023 who appear in the Summary Compensation Table are:

•        Pedro Lichtinger, our Chairman and Chief Executive Officer;

•        James C. Oliver, our Chief Medical Officer; and

•        Andrew Rensink, our Chief Manufacturing Officer.

The following table sets forth, for the year ended March 31, 2023, all compensation paid, distributed or earned for services, including salary and bonus amounts, rendered in all capacities by the Company’s named executive officers. The information contained below represents compensation earned by the Company’s officers for their work related to the Company:

						Non-equity incentive plan compensation ($)
Name and Position	Year	Salary ($)	Bonus ($)	Stock- based awards ($)	Option- based awards ($)	Annual incentive plans	Long term incentive plans	All other compensation ($)	Total compensation ($)
Pedro Lichtinger	2023	$315,000	—	—	—	—	—	—	315,000
CEO

Andrew Rensink(1)	2023	$216,091	—	—	—	—	—	—	216,091
Chief Manufacturing Officer

James C. Oliver	2023	$303,849	—	—	—	—	—	—	303,849
Chief Medical Officer

____________

(1)      Mr. Rensink’s compensation is paid to ATR Consultants LLC, an entity in which Mr. Rensink is the princpal.

Outstanding Equity Awards at 2023 Fiscal Year End

The following table provides information regarding the Equity Incentive Plan awards for each named executive officer outstanding as of March 31, 2023:

	Option-based Awards			Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options at December 31, 2020 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Pedro Lichtinger	950,806	$3.10	—	—
CEO
Andrew Rensink(1)	360,000	$3.10
Chief Manufacturing Officer
James C. Oliver	639,206	$3.10
Chief Medical Officer

____________

(1)      Mr. Rensink’s compensation is paid to ATR Consultants LLC, an entity in which Mr. Rensink is the princpal.

Agreements with Named Executive Officers

Pedro Lichtinger.    On September 1, 2022, Starton entered into an executive agreement with Mr. Lichtinger, which governs the terms of his engagement as Chief Executive Officer and Chairman of the Board (the “Executive Agreement”). Pursuant to the Executive Agreement, Mr. Lichtinger’s base compensation was $315,000 and he was granted 12,000,000 shares of common stock and an option to purchase 2,500,000 shares of common stock. Upon execution of the Business Combination Agreement, Mr. Lichtinger became employed pursuant to an Executive Employment Agreement (the “Executive Employment Agreement”). His base annual salary is $350,000 and Mr. Lichtinger is eligible to receive an additional cash award in the amount of 50% of his annual base compensation. Upon consummation of the Business Combination, Mr. Lichtinger will be granted 1,000,000 shares of common stock and will receive a cash bonus in an amount necessary for him to pay all applicable taxes due with respect to the grant of such 1,000,000 shares. The term of the Executive Employment Agreement is four years, with automatic one year renewal terms unless otherwise terminated. Pursuant to the Executive Employment Agreement, if Mr. Lichtinger’s engagement is terminated by Starton without “Cause” or Mr. Lichtinger terminates his engagement for “Good Reason” (as such terms are defined in the employment agreement), he is entitled to a lump sum payment in an amount equal to 12 months’ base compensation.

James C. Oliver. On September 1, 2022, Starton entered into an Executive Employment Agreement with Dr. Oliver which governs the terms of his engagement as Chief Medical Officer. Dr. Oliver’s annual base salary is $303,849 per year. Upon consummation of the Business Combination, Dr. Oliver will be eligible to receive an annual cash bonus award in an amount of 40% of his base salary for the applicable calendar year based on achievement of targets and goals set by Starton’s board of directors. Dr. Oliver was granted an option to purchase 500,000 shares of common stock at an exercise price of $0.83 per share, which option expires on the 10th anniversary of the grant date, subject to earlier termination. The option vests as follows: 125,000 shares to vest upon the date of grant, 100,000 shares to vest upon the Business Combination, and the remaining 275,000 to vest on a monthly basis over the 36 month period following the Business Combination with the first installment occurring on the last of the month following the month that includes the consummation of the Business Combination. Pursuant to his employment agreement, if Dr. Oliver’s employment is terminated by Starton without “Cause” or Dr. Oliver resigns for “Good Reason” (as such terms are defined in the employment agreement), he is entitled to a lump sum payment in an amount equal to 6 months’ base salary as a severance payment.

Andrew Rensink.    On July 1, 2018, Starton and ATR Consultants LLC, an entity wholly owned by Mr. Rensink, entered into a Consulting Agreement. Pursuant to the Consulting Agreement, ATR Consultants will receive $2,250 per day during the term of the Agreement for 12.5 days per month.

Director Compensation Overview

The general policy of the Board is that compensation for independent directors should be a fair mix between cash and equity-based compensation. Additionally, the Company reimburses directors for reasonable expenses incurred during the course of their performance. There are no long-term incentive or medical reimbursement plans. The Company does not pay directors who are part of management for Board service in addition to their regular employee compensation. The Board determines the amount of director compensation. The Board may delegate such authority to the compensation committee.

Director Compensation

The following table sets forth the total cash and equity compensation paid to Starton’s non-employee directors for service on our board of directors during the fiscal year ended March 31, 2023:

Name	Fees earned or paid in cash ($)	Stock-based awards ($)	Exercise Price	Total
Kenneth Anderson, MD	$63,000	107,500	3.10
Eric Baum	—	130,000	3.10
Asher Chanan-Khan	$63,000	—	3.10
Moses Dodo	—	122,500	3.10
Mohamad Hussein	$262,500	115,000	3.10
Nitin Kaushal, CPA	—	130,000	3.10
Fotios Plakogiannis(1)	—	100,000	3.10
Roy F. Waldron	—	122,500	3.10

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

HWEL Related Party Transactions

Founder Shares

On February 10, 2021, the Sponsor paid $25,000 in consideration for 7,187,500 Founder Shares. The Founder Shares included an aggregate of up to 937,500 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised in full or in part, so that the Sponsor would collectively own, on an as-converted basis, 20% of HWEL’s issued and outstanding shares after our initial public offering (assuming the Sponsor did not purchase any public shares in our initial public offering). On September 11, 2021, the over-allotment option expired. As a result, the Sponsor forfeited 937,500 Founder Shares, resulting in 6,250,000 Founder Shares outstanding.

A total of twelve anchor investors (the “Anchor Investors,” representing both the Original Anchor Investors and the Additional Anchor Investors as defined below) purchased units in our initial public offering. Nine Anchor Investors each purchased 2,400,000 units at the offering price of $10.00 per unit and three Anchor Investors each purchased 1,200,000 units at the offering price of $10.00 per unit. With respect to such units, the Anchor Investors have not been granted any stockholder or other rights in addition to those afforded to the other public stockholders.

Our three Original Anchor Investors entered into separate subscription agreements in February 2021 with the Sponsor for indirect interests in 1,000,000 Founder Shares held by the Sponsor for a nominal amount. Certain interests in Founder Shares were granted to the Original Anchor Investors subject to a performance condition (i.e., if any Anchor Investor transfers the units purchased in our initial public offering (or the Class A Common Stock underlying such units) prior to the closing of an initial business combination (other than to its affiliates or such other parties that are approved in advance in writing by the Sponsor) or it elects to redeem any of the Class A Common Stock purchased in our initial public offering) and must be returned to the Sponsor if performance conditions are not met.

The nine Additional Anchor Investors entered into separate subscription agreements in July 2021 with the Sponsor for indirect interests in the Founder Shares held by the Sponsor. The Additional Anchor Investors purchased interests representing an aggregate of 1,125,000 Founder Shares at a purchase price of $0.004 per share, or $3,938 in the aggregate. Further, the Additional Anchor Investors are not required to (i) hold any units, shares of Class A Common Stock or warrants they may purchase for any amount of time, (ii) vote any shares of Class A Common Stock they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their public shares at the time of our initial business combination. The Anchor Investors will have the same rights to the funds held in the Trust Account with respect to the shares of Class A Common Stock underlying the units they may purchase as the rights afforded to the other public stockholders.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 7,700,000 Private Warrants at a price of $1.00 per warrant in the private placement, generating gross proceeds of $7,700,000. Each Private Warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If we do not complete an initial business combination by August 5, 2023, the proceeds from the sale of the Private Warrants deposited in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Warrants will expire worthless. The Private Warrants (including the shares of Class A Common Stock issuable upon exercise of the Private Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of our initial business combination.

Promissory Note and Other Related Party Loans

On February 10, 2021, HWEL issued an unsecured promissory note to the Sponsor, pursuant to which HWEL received proceeds of $350,000 to cover expenses related to our initial public offering. The Promissory Note was non-interest bearing and was payable on the earlier of June 30, 2022 or the completion of our initial public offering. The outstanding balance under the Promissory Note of $350,000 was repaid at the closing of our initial public offering on August 5, 2021.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Warrants issued to the Sponsor. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver of any and all rights to seek access to funds in our Trust Account.

Forward Purchase Agreement

We have entered into a forward purchase agreement with Peterson Partners, a member of the Sponsor, pursuant to which Peterson Partners has subscribed to purchase from us 4,000,000 units, with each unit consisting of one forward purchase share, and one-half of one forward purchase warrant, for $10.00 per unit, or an aggregate amount of up to $40.0 million, in a private placement that will close concurrently with the closing of our initial business combination. Peterson Partners’ commitment under the forward purchase agreement is subject to, among other conditions, the approval of its investment committee to purchase the units no later than five business days after we notify them of our intention to enter into a definitive agreement for a proposed business combination. The forward purchase shares will be identical to the shares of Class A Common Stock included in the units sold in our initial public offering, except that they will be subject to certain transfer restrictions as described below, and the forward purchase warrants will be identical to the Private Warrants. In connection with the forward purchase agreement, the Sponsor issued Peterson Partners interests in the Sponsor representing an indirect economic interest in approximately 4% of our Class B common stock. Peterson Partners has the right to nominate to our board one director, as described below. Upon consummation of our initial public offering, Peterson Partners nominated Curtis Feeny to our board.

In addition, Peterson Partners has agreed with us that, until the earlier of (i) the twelve (12) month anniversary after the closing of our initial business combination, (ii) the date following our initial business combination closing on which HWEL completes a liquidation, merger, share exchange or similar transaction that results in all of HWEL’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, (iii) the date that any lock-up or vesting restrictions applicable to the Sponsor and its permitted transferees with respect to the Founder Shares expires or lapses, and (iv) the date that any lock-up restrictions applicable to any other forward purchaser (if any) expires or lapse, without the prior written consent of HWEL, it will not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to the forward purchase lock-up securities owned by it, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any forward purchase lock-up securities owned by it, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

On or about April 8, 2023, HWEL was advised by Peterson Partners that its investment committee has made a determination not to proceed with the purchase of the forward purchase units in connection with the Business Combination. On April 23, 2023, HWEL and Peterson Partners entered into a waiver in connection with the decision.

Public Relations Service

Daniel J. Edelman Inc. provides public relation services to HWEL relating to finding a suitable target for the initial business combination. George Hornig, who serves as Co-Chair of our board, is also a director of Daniel J. Edelman Holdings Inc., the parent company of Daniel J. Edelman Inc. For the three months ended March 31, 2023 and the year ended December 31, 2022, we did not incur any expenses in relation to such services. For the period from February 2, 2021 (inception) through December 31, 2021, we incurred $46,811 in expenses related to such services.

Directors and Officers

If any of our directors or officers becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our directors and officers currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

The Sponsor, directors and officers, or any of their respective affiliates, are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that are made to the Sponsor, directors, officers or our or any of their affiliates and determines which expenses and the amount of expenses that are to be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

After our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of an annual meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

Registration Rights

We have entered into a registration rights agreement with respect to the Founder Shares, Private Warrants, warrants that may be issued upon conversion of working capital loans and forward purchase securities that may be issued pursuant to the forward purchase agreements (and any shares of Class A Common Stock issuable upon the exercise of the Private Warrants, forward purchase warrants and warrants that may be issued upon conversion of the working capital loans and upon conversion of the Founder Shares).

Starton Related Party Transactions

Below is a description of transactions to which Starton is a party or will be a party, in which:

•        the amounts involved exceeded or will exceed $120,000; and

•        any of Starton’s current or expected directors, executive officers or holders of more than 5% of Starton’s capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Research Services Agreement

On September 9, 2019, Starton entered into a research service agreement with Transdermal Research Pharma Laboratories LLC (the “Lab”), whereby Starton agreed to sponsor research studies at the Lab in connection with certain transdermal patch technology. Fotios Plakogiannis, an owner and the managing director of the Lab, is also a director and stockholder of Starton, and is a nominee to the Pubco Board. The research service agreement has a 6-year term with a termination date of September 9, 2025. As of March 31, 2023, approximately $1.1 million of monthly fees under the research service agreement remain outstanding. The research service agreement provides for a monthly payment of $90,000 per month for six years commencing June 1, 2019. Following the closing of the Business Combination, the payment schedule shall increase to $120,000 per month.

Assignment Agreement

On November 16, 2017, Starton entered into an assignment agreement with Alpha to Omega Pharmaceutical Consultants, Inc. (“AOPC”), whereby Starton issued 25,000,000 shares of its common stock at $0.001 per share for AOPC’s transdermal patch technology. Fotios Plakogiannis, the president of AOPC, is a director and stockholder of Starton, and is a nominee to the Pubco Board. Pursuant to the assignment agreement, 5,000,000 shares of Starton’s common stock are to be issued to a designee of AOPC upon the Lab meeting certain milestones as to the feasibility of two potential transdermal delivery patches. On March 28, 2018, the assignment agreement was amended by the parties to change the designee to a former director and stockholder. In October 2018, in connection with the Lab achieving certain milestones for the feasibility of two potential transdermal delivery patches, Starton issued 5,000,000 shares of its common stock to a designee of AOPC at $0.83 per share, the fair market value of the Company’s common stock as of the date that milestones were achieved.

On September 9, 2019, Starton entered into a new assignment agreement with AOPC that replaced the original assignment agreement, whereby Starton agreed to issue additional shares of its common stock to a designee of AOPC upon the achievement of additional transdermal formulations. On December 18, 2019, Starton amended the new assignment agreement and agreed to issue shares of its common stock to a designee of AOPC for the development of additional transdermal formulations equal to a total value of $2.0 million per formulation. The shares were to be issued at the fair value of the Company’s common stock at the time the milestones are achieved. On February 17, 2021, Starton issued 263,158 shares of its common stock at $1.90 per share for AOPC’s achievement of an additional transdermal formulation milestone. The aggregate fair market value of the common stock issued was $500,000, which was recorded as a research and development expense in the consolidated statement of operations for the fiscal year ended March 31, 2021. As of December 31, 2022, AOPC has been issued a total of 592,105 shares of the Company’s common stock with an aggregate fair value of $1.0 million for the achievement of transdermal formulation milestones.

Related Party Loans

Starton has received loans from time to time from members of its management team, which were converted into shares of Starton’s common stock at $3.10 per share in October 2022. Since October 2022, members of Starton’s management team have advanced funds which were satisfied by the issuance of common stock at $3.10 per share. The following is a list of such loans/advances through March 31, 2023 that were settled in common stock:

•        Pedro Lichtinger — $604,500, which was converted into 195,000 shares.

•        Fotios Plakogiannis — $377,000, which was converted into 121,613 shares.

•        Kiriakos Perperidis — $162,420, which was converted into 52,394 shares.

Deferred Consulting and Service Fees

Certain of the consulting and service fees due to Starton’s officers and directors have been deferred and remain due and owing as of March 31, 2023, as follows:

•        Pedro Lichtinger — Approximately $350,000 of deferred consultant fees

•        Transdermal Research Pharma Laboratories LLC — Approximately $1.1 million of deferred monthly fees

•        Kiriakos Perperidis — Approximately $78,000 of deferred fees

•        Andy Rensink and ATR Consultants LLC — Approximately $100,000 of deferred fees

•        Asher Chanan-Khan — Approximately $42,000 of deferred fees

•        Kenneth Anderson — Approximately $37,000 of deferred fees

•        Mohamad Hussein — Approximately $66,000 of deferred fees

Voting Agreements

On April 27, 2023, simultaneously with the execution and delivery of the Business Combination Agreement, HWEL and Starton entered into the Voting Agreements with certain Starton Shareholders required to approve the Transaction. Under the Voting Agreements, such Starton Shareholders, who hold approximately 46% of the issued and outstanding Starton Shares as of the date of this proxy statement/prospectus, agreed to vote all of their Starton Shares in favor of the Business Combination Agreement and the related transactions. Such Starton Shareholders also agreed to take certain other actions in support of the Business Combination Agreement and related transactions and refrain from taking actions that would adversely affect their ability to perform their obligations under the Voting Agreements. Such Starton Shareholders also provided a proxy to HWEL to vote their Starton Shares in accordance with the foregoing.

The Voting Agreements prevent transfers of the Starton shares held by such Starton Shareholders between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement. Other than the consideration to be paid to Starton Shareholders pursuant to the Business Combination Agreement, the Starton Shareholders party to the Voting Agreements did not receive consideration in connection with the Voting Agreements.

Related Person Transactions Policy Following the Business Combination

Upon the consummation of the Transaction, the Pubco Board will adopt a written related person transactions policy that sets forth Pubco’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.”

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of (i) HWEL, as of [__], 2023, prior to the Business Combination, and (ii) Pubco, immediately following the completion of the Business Combination, assuming that 8,625,000 shares of HWEL Common Stock are redeemed (“minimum redemption”) and, alternatively, that 25,000,000 shares of Pubco Common Stock are redeemed in connection with the Business Combination (“maximum redemption”):

•        each person known by HWEL to be the beneficial owner of more than 5% of shares of Pubco Common Stock on such dates;

•        each current executive officer of HWEL and each member of HWEL’s board of directors, and all executive officers and directors of HWEL as a group;

•        each person who will become an executive officer or director of Pubco upon consummation of the Transactions and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

Beneficial ownership of Common Stock pre-Business Combination is based on 31,250,000 shares of HWEL Common Stock issued and outstanding as of [__], 2023.

The expected beneficial ownership of shares of Pubco Common Stock immediately following completion of the Business Combination assumes two scenarios:

•        Assuming minimum redemption scenario:    This scenario assumes that the Public Stockholders holding approximately 35% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 35% of the Public Shares assumed to be redeemed under the maximum redemption scenario. This scenario assumes that 8,625,000 Public Shares are redeemed for an aggregate redemption payment of approximately $88 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable).

•        Assuming maximum redemption scenario:    This scenario assumes that 21,223,000 Public Shares are redeemed for an aggregate redemption payment of approximately $218 million including an estimated pro rata portion of interest accrued on the Trust Account (net of taxes payable). This maximum redemption scenario is based on the maximum permitted amount of redemptions while still satisfying the Minimum Cash Condition, which is waivable by HWEL and Starton.

Both scenarios assume that there will be an aggregate of 31,250,000 shares of HWEL Common Stock issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for shares of Pubco Common Stock upon completion of the Business Combination.

Both scenarios assume that, at the Closing, an estimated [23,552,000] shares of Pubco Common Stock will be issued to the Starton Securityholders, based on the number of shares of Starton outstanding on a fully-diluted and as-converted basis as of [__], 2023. This estimated number of shares does not include the potential 25,000,000 Earnout Shares which may be issuable to Starton Stockholders upon satisfaction of applicable earnout terms after the Closing.

The beneficial ownership information below: (i) excludes the shares underlying the Public Warrants and the Private Warrants; and (ii) excludes the shares of Pubco Common Stock expected to be reserved for issuance pursuant to the Incentive Plan, in each case, subject to the terms of the Business Combination Agreement to the extent such securities are exercisable within 60 days of [__], 2023 and (iv) assumes that the number of outstanding securities and securities convertible or exercisable within 60 days of each of Starton, HWEL and Pubco are the same, upon consummation of the Business Combination, as the number of such securities outstanding and convertible or exercisable within 60 days as of [__], 2023. Based on the foregoing assumptions, we estimate that there would be [91,377,000] shares of Pubco Common Stock issued and outstanding immediately following the consummation of the business combination in the “minimum redemption” scenario, and [78,779,000] shares of Pubco Common Stock issued and outstanding immediately following the consummation of the business combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in Pubco and the columns under “Assuming Minimum Redemption” and “Assuming Maximum Redemption” in the table that follows will be different.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to shares of Common Stock or shares of Pubco Common Stock owned by such stockholders.

	Prior to the Business Combination		Assuming Minimum Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owners	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Officers and Directors Prior to the Transactions:
Healthwell Acquisition Corp. I Sponsor LLC(1),(3)	6,250,000	20%	6,250,000	13.53%	6,250,000	20.97%
Alyssa Rapp(1),(3),(4)	6,250,000	20%	6,250,000	13.53%	6,250,000	20.97%
John MacCarthy(1),(3),(4)	6,250,000	20%	6,250,000	13.53%	6,250,000	20.97%
Tracy Wan(1),(4)	—	—	—	—	—	—
George Hornig(1),(4)	—	—	—	—	—	—
Curtis Feeny(1),(4)	—	—	—	—	—	—
Carl Allegretti(1),(4)	—	—	—	—	—	—
Christie Hefner(1),(4)	—	—	—	—	—	—
Ellen Levy(1),(4)	—	—	—	—	—	—
Matt Wandoloski(1),(4)	—	—	—	—	—	—
All Directors and Officers as a group (9 persons)(3)(4)	6,250,000	20%	6,250,000	13.53%	6,250,000	20.97%
Officers and Directors After the Transactions:
Pedro Lichtinger(13)	—	—	3,742,396	8.10%	3,742,396	12.56%
Scott Kahn(13)	—	—	—
James C. Oliver, PharmD(13)	—	—	621,742	1.35%	621,742	2.09%
Andrew Rensink(13)	—	—	6,582	*	6,582	*
Fotios Plakogiannis(13)	—	—	3,520,950	7.62%	3,520,950	11.81%
Roy F. Waldron(13)	—	—	—	—	—	—
Nitin Kaushal, CPA(13)	—	—	136,575	*	136,575	*
Moses Dodo(13)	—	—	4,507	*	4,507	*
Eric Baum(13)	—	—	189,020	*	189,020	*
Alyssa Rapp(1)	6,250,000	20%	6,250,000	13.53%	6,250,000	20.97%
John MacCarthy(1)	6,250,000	20%	6,250,000	13.53%	6,250,000	20.97%
George Hornig(1)	—	—	—	—	—	—
All Directors and Officers as a group (12 individuals)	6,250,000	20%	14,471,772	31.34%	14,471,772	48.56%
5% or More Holders:
Pedro Lichtinger	—	—	3,742,396	8.10%	3,742,396	12.56%
Entities affiliated with Atalaya Capital Management LP and Corbin Capital Partners GP, LLC(4)(5)	2,400,000	7.7%	2,400,000	5.20%	2,400,000	8.05%
Castle Creek Arbitrage, LLC(4)(6)	2,394,984	7.7%	2,394,984	5.19%	2,394,984	8.04%
Magnetar Financial LLC(4)(7)	2,370,900	7.6%	2,370,900	5.13%	2,370,900	7.96%
Apollo Management Holdings GP, LLC(4)(8)	2,328,240	6.4%	2,328,240	5.04%	2,328,240	7.81%
Shaolin Capital Management LLC(4)(9)	2,000,000	5.9%	2,000,000	4.33%	2,000,000	6.71%
Radcliffe Capital Management, L.P.(4)(10)	1,830,762	6.3%	1,830,762	3.96%	1,830,762	6.14%
PEAK6 Capital Management LLC(4)(11)	1,582,080	5.1%	1,582,080	3.43%	1,582,080	5.31%
Cantor Fitzgerald Securities(12)	1,263,438	5.1%	1,263,438	2.74%	1,263,438	4.24%

____________

(1)      Unless otherwise noted, the business address of each of the following is 1001 Green Bay Rd, #227., Winnetka, IL 60093.

(2)      Interests shown consist of Founder Shares, classified as Class B common stock. Such common stock will automatically convert into shares of Class A Common Stock upon the consummation of a business combination on a one-for-one basis, subject to adjustment.

(3)      The Sponsor is the record holder of the Class B common stock reported herein. The Sponsor is managed by Alyssa J. Rapp and John L. MacCarthy as Managers, in each case acting by unanimous consent. Each of Ms. Rapp and Mr. MacCarthy may be deemed to beneficially own the shares of Class B common stock held by the Sponsor. Each of Ms. Rapp and Mr. MacCarthy disclaims beneficial ownership of the reported shares of Class B common stock except to the extent of their respective pecuniary interests therein.

(4)      Excludes interests held in Healthwell Acquisition Corp I Sponsor LLC representing indirect interests in Class B common stock over which such persons do not have voting or dispositive power. Our directors and officers hold interests in the Sponsor representing in aggregate an economic interest in 2,046,515 shares of Class B common stock. Certain Anchor Investors also hold interests in the Sponsor representing economic interest in Class B common stock. Other than Ms. Rapp and Mr. MacCarthy, none of our officers or directors shares beneficial ownership over the securities held by the Sponsor.

(5)      According to a Schedule 13G/A filed with the SEC on December 14, 2021 (the “ACM and Corbin Filing”), a group, which include entities affiliated with Atalaya Capital Management L.P. (“ACM”) and Corbin Capital Partners GP LLC (“Corbin GP”), may be deemed to beneficially own 2,400,000 shares of Class A Common Stock. ACM may be deemed the beneficial owner of 1,477,680 shares of Class A Common Stock, which amount includes (i) the 535,368 shares of Class A Common Stock beneficially owned by Atalaya Special Purpose Investment Fund II LP (“ASPIF II”), and (ii) the 942,312 shares of Class A Common Stock beneficially owned by ACM Alameda Special Purpose Investment Fund II LP (“Alameda”). Each of Corbin GP and Corbin Capital Partners, L.P. (“CCP”) may be deemed the beneficial owner of 922,320 shares of Class A Common Stock, which amount includes (i) the 599,508 shares of Class A Common Stock beneficially owned by Corbin ERISA Opportunity Fund, Ltd. (“CEOF”) and (ii) the 322,812 shares of Class A Common Stock beneficially owned by Corbin Opportunity Fund, L.P (“COF”). The ACM and Corbin Filing does not identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the Class A Common Stock beneficially owned by ACM or Corbin GP. The business address of each of ASPIF II, Alameda and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The business address of each of CEOF, COF, Corbin GP and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

(6)      According to a Schedule 13G/A filed with the SEC on February 13, 2023, Castle Creek Arbitrage, LLC (“Castle Creek”) serves as a registered investment adviser whose clients are CC Arb West, LLC, Castle Creek SPAC Fund, LLC and CC Arbitrage, Ltd. Mr. Weine is the managing member of Castle Creek. By virtue of these relationships, each of Castle Creek and Mr. Weine may be deemed to beneficially own the 913,686 shares of Class A Common Stock directly held by CC ARB West, LLC, the 1,130,432 shares of Class A Common Stock directly held by Castle Creek SPAC Fund, LLC and the 350,866 shares of Class A Common Stock directly held by CC Arbitrage, Ltd. The business address of each such reporting person is 111 W. Beaver Creek Blvd PO Box 3500 Avon, CO 81620.

(7)      According to a Schedule 13G/A filed on February 2, 2023, Magnetar Financial LLC (“Magnetar Financial”) Financial serves as the investment adviser to Magnetar Constellation Fund II, Ltd (“Constellation Fund II”), Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Systematic Multi-Strategy Master Fund Ltd (“Systematic Master Fund”), Magnetar Capital Master Fund Ltd (“Master Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Purpose Alternative Credit Fund Ltd (“Purpose Fund”) and Magnetar SC Fund Ltd (“SC Fund”), all Cayman Islands exempted companies; Magnetar Structured Credit Fund, LP (“Structured Credit Fund”), a Delaware limited partnership; Magnetar Lake Credit Fund LLC (“Lake Credit Fund”), Purpose Alternative Credit Fund — T LLC (“Purpose Fund — T”), Delaware limited liability companies; collectively (the “Magnetar Funds”). As such, Magnetar Financial exercises voting and investment power over the Common Stock held for the Magnetar Funds’ accounts. Magnetar Capital Partners LP (“Magnetar Capital Partners”) serves as the sole member and parent holding company of Magnetar Financial. Supernova Management LLC (“Supernova Management”) is the general partner of Magnetar Capital Partners. The manager of Supernova Management is David J. Snyderman. As of December 31, 2022, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Snyderman may be deemed the beneficial owners of 2,370,900 shares of Class A Common Stock and share voting and/or dispositive power with respect to such shares. The amount consists of (A) 251,492 shares held for the account of Constellation Fund II; (B) 779,400 shares held for the account of Constellation Master Fund; (C) 63,400 shares held for the account of Systematic Master Fund; (D) 41,800 shares held for the account of Master Fund; (E) 249,228 shares held for the account of Lake Credit Fund; (F) 308,134 shares held for the account of Xing He Master Fund; (G) 142,740 shares held for the account of Purpose Fund; (H) 199,382 shares held for the account of SC Fund; (I) 285,478 shares held for the account of Structured Credit Fund; and (J) 49,846 shares held of the account of Purpose Fund — T. The business address of each such reporting person is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(8)      According to a Schedule 13G/A filed with the SEC on February 14, 2023 (the “Apollo Filing”), Apollo SPAC Fund I, L.P. (“SPAC Fund I”) holds 1,440,000 shares of Class A Common Stock, Apollo Atlas Master Fund, LLC (“Atlas”) holds 37,440 shares of Class A Common Stock, Apollo PPF Credit Strategies, LLC (“PPF Credit Strategies”) holds 71,460 shares of Class A Common Stock and Apollo Credit Strategies Master Fund Ltd. (“Credit Strategies”) holds 779,340 shares of Class A Common Stock. Apollo Atlas Management, LLC (“Atlas Management”) serves as the investment manager of Atlas. Credit

Strategies is the sole member of PPF Credit Strategies. Apollo ST Fund Management LLC (“ST Management”) serves as the investment manager for Credit Strategies. Apollo ST Operating LP (“ST Operating”) is the sole member of ST Management. The general partner of ST Operating is Apollo ST Capital LLC (“ST Capital”). ST Management Holdings, LLC (“ST Management Holdings”) is the sole member of ST Capital. Apollo SPAC Management I, L.P. (“SPAC Management I”) serves as the investment manager for SPAC Fund I. The general partner of SPAC Management I is Apollo SPAC Management I GP, LLC (“SPAC Management I GP”). Apollo Capital Management, L.P. (“Capital Management”) serves as the sole member of Atlas Management and SPAC Management I GP, and as the sole member and manager of ST Management Holdings. Apollo Capital Management GP, LLC (“Capital Management GP”) serves as the general partner of Capital Management. Apollo Management Holdings, L.P. (“Management Holdings”) serves as the sole member and manager of Capital Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) serves as the general partner of Management Holdings. As such, each of Atlas and Atlas Management may be deemed a beneficial owner of the 37,440 shares; PPF Credit Strategies may be deemed the beneficial owner of 71,460 shares; each of Credit Strategies, ST Management, ST Operating, ST Capital and ST Management Holdings may be deemed a beneficial owner of 779,340 shares; each of SPAC Fund I, SPAC Management I and SPAC Management I GP may be deemed a beneficial owner of 1,440,000 shares; and each of Capital Management, Capital Management GP, Management Holdings and Management Holdings GP may be deemed a beneficial owner of 2,328,240 shares. The Apollo Filing does not specifically identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the Class A Common Stock beneficially owned by Management Holdings GP. However, the Apollo Filing notes that Messrs. Scott Kleinman, James Zelter and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, each disclaims beneficial ownership of all shares of Class A Common Stock reported in such filing. The business address of each of Atlas, PPF Credit Strategies and SPAC Fund I is One Manhattanville Road, Suite 201, Purchase, New York 10577. The principal office of Credit Strategies is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, KY-9008, Cayman Islands. The principal office of each of Atlas Management, ST Management, ST Operating, ST Capital, ST Management Holdings, SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

(9)      According to a Schedule 13G filed with the SEC on February 14, 2023 (the “Shaolin Filing”), Shaolin Capital Management LLC (“Shaolin”) beneficially owns 2,000,000 shares of Class A Common Stock and has sole voting and dispositive power over such shares. The Shaolin Filing does not identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the Class A Common Stock beneficially owned by Shaolin. The business address of Shaolin is 230 NW 24th Street, Suite 603, Miami, FL 33127.

(10)    According to a Schedule 13G/A filed with the SEC on February 14, 2022, each of Radcliffe Capital Management, L.P., RGC Management Company, LL, Steven B. Katznelson, Christopher Hinkel, Radcliffe SPAC Master Fund, L.P. and Radcliffe SPAC GP, LLC beneficially own 1,830,762 shares of Class A Common Stock and share voting and dispositive power over such shares. The business address of each such reporting person is 50 Monument Road, Suite 300, Bala Cynwyd, PA 19004.

(11)    According to a Schedule 13G filed with the SEC on February 10, 2023, each of PEAK6 Capital Management LLC, PEAK6 Group LLC, PEAK6 Investments LLC, PEAK6 LLC, Matthew Hulsizer and Jennifer Just beneficially own 1,582,080 shares of Class A Common Stock and share voting and dispositive power over such shares. The business address of each such reporting person is 141 W. Jackson Blvd, Suite 500, Chicago, IL 60604.

(12)    According to a Schedule 13G filed on June 7, 2023, Cantor Fitzgerald Securities (“CFS”) is the record holder of an aggregate of 1,263,438 shares of Class A Common Stock. CF Group Management, Inc. (“CFGM”) is the managing general partner of Cantor Fitzgerald, L.P. (“Cantor”) and directly or indirectly controls the managing general partner of CFS. Mr. Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM’s sole stockholder. Cantor, indirectly, holds a majority of the ownership interests of CFS. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CFS. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly, or indirectly. The business address of each such reporting person is 110 East 59th Street, New York, New York 10022.

(13)    Unless otherwise noted, the business address of each of the following is 215 College Road, Suite 300 Paramus, NJ 07652.

DESCRIPTION OF SECURITIES OF HWEL

Unless otherwise indicated, references in this section to “we,” “us,” and “our” are to HWEL.

Description of HWEL Securities Prior to the Business Combination

Pursuant to our amended and restated certificate of incorporation, our authorized capital stock consists of 380,000,000 shares of Class A Common Stock, $0.0001 par value, 20,000,000 shares of Class B common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit has an offering price of $10.00 and consists of one share of Class A Common Stock and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment as described in this Annual Report on Form 10-K. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Class A Common Stock and warrants comprising the units will began separate trading on August 2, 2021.

Common Stock

31,250,000 shares of our common stock is currently outstanding, consisting of:

•        25,000,000 shares of our Class A Common Stock underlying the units offered in our initial public offering; and

•        6,250,000 shares of Class B common stock held by our initial stockholders.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of record of the Class A Common Stock and holders of record of the Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, with each share of common stock entitling the holder to one vote except as required by law. Unless specified in our amended and restated certificate of incorporation or bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of common stock that are voted is required to approve any such matter voted on by our stockholders. Our board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because our amended and restated certificate of incorporation will authorize the issuance of up to 380,000,000 shares of Class A Common Stock, if we were to enter into an initial business combination, we may (depending on the terms of such an initial business combination) be required to increase the number of shares of Class A Common Stock which we are authorized to issue at the same time as our stockholders vote on the initial business combination to the extent we seek stockholder approval in connection with our initial business combination.

In accordance with Nasdaq’s corporate governance requirements, we are not required to hold an annual meeting until no later than one year after our first fiscal year end following our listing on Nasdaq. Under Section 211(b) of the DGCL, we are, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with our bylaws, unless such election is made by written consent in lieu of such a meeting. We may not hold an annual meeting of stockholders to elect new directors prior to the consummation of our initial business combination, and thus we may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting. Therefore, if our stockholders want us to hold an annual meeting prior to the consummation of our initial business combination, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

We will provide our stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the Trust Account is initially anticipated to be approximately $10.00 per public share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by deferred underwriting commissions we will pay to the underwriters. The Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of our initial business combination. We will provide our public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination either (i) in connection with a stockholder meeting called to approve the initial business combination or (ii) without a stockholder vote by means of a tender offer. If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of HWEL representing a majority of the voting power of all outstanding shares of capital stock of HWEL entitled to vote at such meeting. If we conduct redemptions by means of a tender offer, the tender offer documents will contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules.

If we seek stockholder approval, the participation of the Sponsor, officers, directors, advisors or any of their affiliates in privately negotiated transactions (as described in this prospectus), if any, could result in the approval of our initial business combination even if a majority of our public stockholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of our outstanding shares of common stock voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. We intend to give approximately 30 days’ (but not less than 10 days’ nor more than 60 days’) prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination. These quorum and voting thresholds, and the voting agreements of our initial stockholders, may make it more likely that we will consummate our initial business combination.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares of common stock sold in our initial public offering, which we refer to as the Excess Shares. However, we would not be restricting our stockholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our stockholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such stockholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if we complete the initial business combination. And, as a result, such stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their stock in open market transactions, potentially at a loss.

If we seek stockholder approval in connection with our initial business combination, pursuant to a letter agreement, the Sponsor, officers and directors have agreed to vote their Founder Shares and any public shares purchased during or after our initial public offering(including in open market and privately-negotiated transactions) in favor of our initial business combination.

As a result, in addition to our initial stockholders’ Founder Shares, we would need 9,375,001, or 37.5% (assuming all issued and outstanding shares are voted) or 1,562,501, or 6.25% (assuming only the minimum number of shares representing a quorum are voted) of the 25,000,000 public shares sold in our initial public offering to be voted in favor of an initial business combination in order to have such initial business combination approved. Additionally, each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction or whether they were a stockholder on the record date for the stockholder meeting held to approve the proposed transaction (subject to the limitation described in the preceding paragraph).

Pursuant to our amended and restated certificate of incorporation, if we are unable to complete our initial business combination within 24 months from the closing of our initial public offering, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter subject to lawfully available funds therefor, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination within 24 months from the closing of our initial public offering. However, if our initial stockholders acquire public shares in or after our initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of HWEL after an initial business combination, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that we will provide our stockholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest (which will be net of taxes paid by us) upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The Founder Shares are identical to the shares of Class A Common Stock included in the units sold in the initial public offering, and holders of Founder Shares have the same stockholder rights as public stockholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, (ii) the Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the completion of our initial business combination, (B) to waive their redemption rights with respect to their Founder Shares and public shares in connection with a stockholder vote to approve an amendment to our amended and restated certificate of incorporation to (i) modify the substance or timing of our obligation to provide for the redemption of our public shares in connection with an initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our initial public offering or (ii) with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, and (C) to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination within 24 months from the closing of our initial public offering, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination within such time period, (iii) the Founder Shares are shares of our Class B common stock that will automatically convert into shares of our Class A Common Stock at the time of our initial business combination on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights as described herein and (iv) are entitled to registration rights. If we submit our initial business combination to our public stockholders for a vote, the Sponsor, officers and directors have agreed (and its permitted transferees will agree) pursuant to the letter agreement to vote any Founder Shares held by them and any public shares purchased during or after our initial public offering (including in open market and privately-negotiated transactions) in favor of our initial business combination.

In the case that additional shares of Class A Common Stock or equity-linked securities are issued or deemed issued in connection with our initial business combination, the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of our initial public offering, plus the total number of shares of Class A Common Stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by HWEL in connection with or in relation to the consummation of the initial business combination, excluding the forward purchase securities and any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into shares of Class A Common Stock issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to the Sponsor, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one for one basis. We cannot determine at this time whether a majority of the holders of our Class B common stock at the time of any future issuance would agree to waive such adjustment to the conversion ratio. They may waive such adjustment due to (but not limited to) the following: (i) closing conditions that are part of the agreement for our initial business combination; (ii) negotiation with Class A stockholders on structuring an initial business combination; or (iii) negotiation with parties providing financing that would trigger the anti-dilution provisions of the Class B common stock. If such adjustment is not waived, the issuance would not reduce the percentage ownership of holders of our Class B common stock, but would reduce the percentage ownership of holders of our Class A Common Stock. If such adjustment is waived, the issuance would reduce the percentage ownership of holders of both classes of our common stock. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A Common Stock issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the reported closing price of our Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date, following the completion of our initial business combination, on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

Our amended and restated certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are currently issued or outstanding.

Redeemable Warrants

Public Stockholders’ Warrants

Each whole warrant entitles the registered holder to purchase one share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of our initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A Common Stock upon exercise of a warrant unless Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant, if not cash settled, will have paid the full purchase price for the unit solely for the share of Class A Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 20 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement registering the issuance of the shares of Class A Common Stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination or within a specified period following the consummation of our initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act; provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $18.00.    Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants and the forward purchase warrants):

•        in whole and not in part;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder;

•        if, and only if, the closing price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A Common Stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A Common Stock is available throughout the 30-day redemption period or we have elected to require the exercise of the warrants on a cashless basis.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00.    Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to the Private Warrants and the forward purchase warrants):

•        in whole and not in part, and only if the Private Warrants are simultaneously redeemed;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Class A Common Stock (as defined below) except as otherwise described below; and

•        if, and only if, the closing price of our Class A Common Stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”) on the trading day prior to the date on which we send the notice of redemption to the warrant holders. Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Class A Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of our Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

•        if the closing price of the shares of Class A Common Stock for any 20-trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-dilution Adjustments”), the Private Warrants and the forward purchase warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Pursuant to the warrant agreement, references above to Class A Common Stock shall include a security other than Class A Common Stock into which the Class A Common Stock have been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of Class A Common Stock to be issued upon exercise of the warrants if we are not the surviving entity following our initial business combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

REDEMPTION DATE (PERIOD TO EXPIRATION OF WARRANTS)	FAIR MARKET VALUE OF CLASS A COMMON STOCK
	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Class A Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of our Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Class A Common Stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Class A Common Stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the Private Warrants) when the trading price for the Class A Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the Class A Common Stock are trading at or above $10.00 per public share, which may be at a time when the trading price of our Class A Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the of this prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the Class A Common Stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the Class A Common Stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for Class A Common Stock if and when such Class A Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Class A Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Class A Common Stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Class A Common Stock, HWEL (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Maximum Percentage Procedures.    A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments.    If the number of outstanding Class A Common Stock is increased by a capitalization or share dividend payable in Class A Common Stock, or by a split-up of common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A Common Stock equal to the product of (i) the number of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) and (ii) one minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Class A Common Stock on account of such Class A Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a shareholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to provide holders of our Class A Common Stock the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our initial public offering or (B) with respect to any other provision relating to the rights of holders of our Class A Common Stock, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding Class A Common Stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division,reclassification or similar event, the number of Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Class A Common Stock.

Whenever the number of Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A Common Stock so purchasable immediately thereafter. In addition, if (x) we issue additional Class A Common Stock or equity-linked securities, excluding the forward purchase securities, for capital raising purposes in connection with the closing of our initial business combination (excluding any forward purchase securities) at an issue price or effective issue price of less than $9.20 per share of Class A Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A Common Stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “— Redemption of warrants when the price per share of Class A Common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding Class A Common Stock (other than those described above or that solely affects the par value of such Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by HWEL in connection with redemption rights held by shareholders of HWEL as provided for in HWEL’s amended and restated certificate of incorporation or as a result of the redemption of Class A Common Stock by HWEL if a proposed initial business combination is presented to the shareholders of HWEL for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1)under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Class A Common Stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in this prospectus, or defective provision (ii) amending the provisions relating to cash dividends on common stock as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders.

The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive Class A Common Stock. After the issuance of Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Class A Common Stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Warrants

The Private Warrants (including the Class A Common Stock issuable upon exercise of the Private Warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except to our officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us so long as they are held by the Sponsor or its respective permitted transferees. Except as described below, the Private Warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in our initial public offering, including as to exercise price, exercisability and exercise period. If the Private Warrants are held by holders other than the Sponsor or its respective permitted transferees, the Private Warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in our initial public offering. Any amendment to the terms of the Private Warrants or forward purchase warrants or any provision of the warrant agreement with respect to the Private Warrants or forward purchase warrants will require a vote of holders of at least 50% of the number of the then-outstanding Private Warrants and forward purchase warrants.

If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” means the average reported closing price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us following an initial business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants sell the shares of Class A Common Stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by the Sponsor or their affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

The Sponsor has agreed not to transfer, assign or sell any of the Private Warrants (including the Class A Common Stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except to our officers and directors and other persons or entities affiliated with the Sponsor.

Dividends

We have not paid any cash dividends on our shares of HWEL Common Stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for the HWEL Common Stock and the warrant agent for our warrants is Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004.

Description of Securities of Pubco

The following summary sets forth the material terms of Pubco’s securities following the completion of the Business Combination. The following summary of the material terms of Pubco’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and Proposed Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of DGCL, the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of Pubco’s securities following the Business Combination.

Authorized and Outstanding Shares

The Proposed Charter authorizes the issuance of [__] shares of capital stock, consisting of:

•        [__] shares of Class A Common Stock, par value $0.0001 per share;

•        [__] shares of Pubco Class C Common Stock, par value $0.0001 per share; and

•        [__] shares of preferred stock, par value $0.0001 per share.

Common Stock Following the Transaction

Voting Power

Each holder of record of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders are generally entitled to vote.

Each holder of record of Pubco Class C Common Stock is entitled to one vote for each share of Pubco Class C Common Stock held of record by such holder on all matters on which stockholders are generally entitled to vote.

Dividends

Holders of Pubco Class A Common Stock will be entitled to receive dividends as and when declared by the Pubco Board at its discretion out of funds properly applicable to the payment of dividends, subject to the rights, if any, of shareholders holding shares with special rights to dividends. The timing, declaration, amount and payment of future dividends will depend on Pubco’s financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the Pubco Board deems relevant.

Holders of Pubco Class C Common Stock are not entitled to dividends except in the limited circumstances set forth in the Proposed Charter.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of Pubco Class A Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock, if any, have been satisfied. Unless like dividends are declared on each other class of common stock substantially concurrently with Pubco Class C Common Stock, dividends shall not be declared or paid on Pubco Class C Common Stock.

Mandatory Redemptions

The Proposed Charter provides for the mandatory redemption of a number of shares of Pubco Class C Common Stock held by a holder upon the issuance of a corresponding number of shares of Class A Common Stock to such holder in respect of Exchangeable Shares held by such holder that are redeemed by ExchangeCo or CallCo, as applicable.

Preemptive or Other Rights

There are no preemptive rights relating to the Pubco Class A Common Stock or Pubco Class C Common Stock.

Fully Paid and Non-Assessable

The outstanding shares of Pubco common stock, and the Pubco Class A Common Stock and Pubco Class C Common Stock issued in the Transaction will be duly authorized, validly issued, fully paid and non-assessable.

Election of Directors

There will be no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors will be in a position to elect all of the directors.

Transfer Agent and Registrar

The transfer agent will be Continental Stock Transfer & Trust Company, One State Street Plaza, 30th Floor
New York, New York 10004

DESCRIPTION OF EXCHANGEABLE SHARES AND RELATED AGREEMENTS

Description of Exchangeable Shares

The Exchangeable Shares will be issued by ExchangeCo and will carry, as nearly as reasonably practicable, equivalent economic entitlements to those of the Pubco Common Stock, for which they are exchangeable. There are possible disadvantages or risks of holding Exchangeable Shares. See “Risk Factors — Risks Related to the Exchangeable Shares.”

Starton shareholders who are Eligible Holders may wish to elect to receive Exchangeable Shares rather than Pubco Common Stock in order to take advantage of a full or partial tax deferral available under the Tax Act. The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Pubco Common Stock depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares. The following summary description of certain material provisions of the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares (the “Exchangeable Share Provisions”), is not comprehensive and is qualified in its entirety by reference to the complete text of the Exchangeable Shares.

Ranking

The Exchangeable Shares shall be entitled to a preference over the common shares of ExchangeCo and any other shares ranking junior to the Exchangeable Shares with respect to (i) the payment of dividends or other distributions, and (ii) the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, in each case, as and to the extent provided therefor in the terms attaching to the Exchangeable Shares.

Dividends and Other Distributions

A holder of an Exchangeable Share shall be entitled to receive and the board of directors of ExchangeCo shall, subject to applicable law, on each date on which the Pubco Board declares any dividend or other distribution on the Pubco Class A Common Stock (a “Pubco Dividend Declaration Date”), declare a dividend or other distribution on each Exchangeable Share:

(a)     in case of a cash dividend or other distribution declared on the Pubco Common Stock, in an amount in cash, payable in United States dollars, for each Exchangeable Share equal to the cash dividend or other distribution declared on each share of Pubco Common Stock multiplied by the relevant Exchangeable Share Exchange Ratio on the Pubco Dividend Declaration Date;

(b)    in the case of a stock or share dividend or other distribution declared on the Pubco Common Stock to be paid in Pubco Common Stock, by the issue or transfer by ExchangeCo of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of Pubco Common Stock to be paid on each share of Pubco Common Stock multiplied by the relevant Exchangeable Share Exchange Ratio on the Pubco Dividend Declaration Date; or

(c)     in the case of a dividend or other distribution declared on the Pubco Common Stock in property other than cash or Pubco Common Stock, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent (as determined by the board of directors of ExchangeCo) and adjusted for the relevant Exchangeable Share Exchange Ratio to the type and amount of property declared as a dividend or other distribution on each share of Pubco Common Stock.

Such dividends or other distributions shall be paid out of money, assets or property of ExchangeCo properly applicable to the payment of dividends or other distributions, or out of authorized but unissued shares of ExchangeCo; provided that ExchangeCo may, in lieu of paying such dividend or other distributions, elect to adjust the ratio at which Exchangeable Shares may be exchanged for Pubco Common Stock, which ratio (the “Exchangeable Share Exchange Ratio”) shall be equal to 1.0 at the Effective Time and shall be cumulatively adjusted from time to time thereafter: (i) in the event ExchangeCo, in its sole discretion, elects to adjust the Exchange Ratio in lieu of paying an equivalent dividend or distribution on Exchangeable Shares as described under ‘Dividends’ above; and (ii) as described under ‘Anti-Dilution’ below.” The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions other than or in excess of the foregoing.

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution declared on the Exchangeable Shares will be the same dates as the record date and payment date, respectively, for the corresponding dividend or other distribution declared on the Pubco Common Stock.

If on any payment date for any dividends or other distributions declared on the Exchangeable Shares, the dividends or other distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions that remain unpaid will be paid on a subsequent date or dates determined by the board of directors of ExchangeCo on which ExchangeCo shall have sufficient monies, assets or property properly applicable to the payment of such dividends or other distributions.

The board of directors of ExchangeCo is required to determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the board of directors of ExchangeCo may determine), “economic equivalence” for the purposes of the Exchangeable Shares and each such determination will be conclusive and binding on ExchangeCo and its shareholders. In making each such determination, a number of factors set out in the Exchangeable Share Provisions shall, without excluding other factors determined by the board of directors of ExchangeCo to be relevant, be considered by the board of directors of ExchangeCo.

Anti Dilution

Exchangeable Share terms will have provisions to ensure the economic equivalency of the exchange rights which will be adjusted for stock splits, consolidations, reclassifications, mergers, reorganizations and similar events affecting the Pubco Common Stock.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, ExchangeCo shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares:

(a)     pay any dividends or other distributions on the common shares of ExchangeCo or any shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions, other than stock or share dividends payable in common shares of ExchangeCo or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)    redeem or purchase or make any capital distribution in respect of common shares of ExchangeCo or any other shares ranking equally or junior to the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs; or

(c)     issue any Exchangeable Shares or any other shares of ExchangeCo ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of stock or share dividend to the holders of such Exchangeable Shares.

The restrictions listed in (a), (b), and (c) above shall not apply if all dividends or other distributions on the outstanding Exchangeable Shares corresponding to dividends or other distributions declared and paid on the Pubco Common Stock shall have been declared and paid in full on the Exchangeable Shares and the Exchangeable Share Exchange Ratio shall have been adjusted in accordance with the Exchangeable Share Provisions, prior to or as at the date of any such event referred to in (a), (b), and (c) above.

Distribution on Liquidation and Associated Call Right

Subject to applicable law and the due exercise by Pubco or CallCo of the Liquidation Call Right (as defined below) which shall itself be subject to the sale and purchase contemplated by the automatic exchange of Exchangeable Shares for Pubco Common Stock provided for in the agreement made among Pubco, ExchangeCo, and CallCo in connection with the Plan of Arrangement (the “Automatic Exchange Right”), in the event of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs that does not trigger a redemption by ExchangeCo (as described below), a holder of Exchangeable Shares shall be entitled to receive from the assets of ExchangeCo in respect of each Exchangeable Share held by such holder on the effective date of the liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs (the “Liquidation Date”), before any distribution of any part of the assets of ExchangeCo among the holders of the common shares of ExchangeCo or any other shares ranking junior to the Exchangeable Share with respect to dividends or other distributions, an amount per share (the “Liquidation Amount”) equal to (i) the fair market value at such time, of that number of shares of Pubco Common Stock multiplied by the Exchangeable Share Exchange Ratio (subject to adjustment) plus (ii) the declared and unpaid dividends on such Exchangeable Share (the “Exchangeable Share Price”) on the last business day prior to the Liquidation Date, which price shall be satisfied in full by ExchangeCo delivering or causing to be delivered to such holder the Exchangeable Share Consideration (as defined below) representing the Liquidation Amount.

Pubco and CallCo will each have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs and subject to the sale and purchase contemplated by the Automatic Exchange Right, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Pubco or an affiliate of Pubco) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Pubco or CallCo, as the case may be, to each such holder of an amount per share (the “Liquidation Call Purchase Price”) equal to the Exchangeable Share Price (payable in the form of (a) one share of Pubco Common Stock multiplied by the Exchangeable Share Exchange Ratio on the business day immediately preceding the date on which the Exchangeable Share Price being delivered is calculated; plus (b) a cheque or cheques payable at par at any branch of the bankers of the payor in the amount of all declared, payable and unpaid, and all undeclared but payable, cash dividends deliverable in connection with such action; plus (c) such stock or other property constituting any declared, payable and unpaid non-cash dividends deliverable in connection with such action; provided that: (i) the part of the consideration which represents (c) above shall be fully paid and satisfied by delivery of such non-cash items; (ii) in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest; and (iii) in each case, any such consideration shall be paid without interest and less any tax required to be deducted and withheld therefrom (the “Exchangeable Share Consideration”)) on the last business day prior to the Liquidation Date. The Liquidation Call Purchase Price shall be satisfied in full by Pubco or CallCo depositing or causing to be deposited with the registrar and transfer agent for the Exchangeable Shares as appointed by ExchangeCo from time to time (the “Exchangeable Shares Transfer Agent”), on or before the Liquidation Date, the Exchangeable Share Consideration representing the aggregate Liquidation Call Purchase Price. In the event of the exercise of the Liquidation Call Right by Pubco or CallCo, as the case may be, each such holder (other than Pubco or an affiliate of Pubco) shall be obligated to sell all of the Exchangeable Shares held by the holder to Pubco or CallCo, as the case may be, on the Liquidation Date on payment by Pubco or CallCo, as the case may be, to the holder of the Liquidation Call Purchase Price for each such share, and ExchangeCo shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased.

CallCo shall only be entitled to exercise the Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Pubco has not exercised the Liquidation Call Right. To exercise the Liquidation Call Right, Pubco or CallCo must notify the Exchangeable Shares Transfer Agent, as agent for the holders of Exchangeable Shares, and ExchangeCo of its intention to exercise such right (i) in the case of a voluntary liquidation, dissolution or winding-up of ExchangeCo or any other voluntary distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, at least 15 business days before the Liquidation Date, or (ii) in the case of an involuntary liquidation, dissolution or winding-up of ExchangeCo or any other involuntary distribution of the assets of ExchangeCo among its shareholders for the purpose of winding up its affairs, at least five business days before the Liquidation Date. The Exchangeable Shares Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Pubco and/or CallCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Pubco or CallCo. If Pubco and/or CallCo exercises the Liquidation Call Right, then on the Liquidation Date, Pubco and/or CallCo, as the case may be, will purchase and the holders of the Exchangeable Shares (other than Pubco or an affiliate of Pubco) will sell, all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Liquidation Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

Retraction of Exchangeable Shares and Associated Call Right

Subject to applicable law and the due exercise by Pubco or CallCo of the Retraction Call Right (as defined below), a holder of Exchangeable Shares shall be entitled at any time to require ExchangeCo to redeem, or Pubco to purchase (at the holder’s discretion) any or all Exchangeable Shares registered in the name of such holder and for an amount per share equal to the Exchangeable Share Price on the last business day prior to the Retraction Date (as defined below) (the “Retraction Price”), which price shall be satisfied in full by ExchangeCo or Pubco delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem or purchase, as applicable, by presenting and surrendering to ExchangeCo or Pubco, as applicable, at the registered office of ExchangeCo or Pubco, as applicable, or at any office of the Exchangeable Shares Transfer Agent as may be specified by ExchangeCo or Pubco, as applicable, by notice to the holders of the Exchangeable Shares, the certificate(s) representing the Exchangeable Shares (if any) that the holder desires to have ExchangeCo or Pubco redeem or purchase, as applicable, together with (i) such other documents and instruments as may be required to effect a transfer of the Exchangeable Shares under the BCBCA and the articles of ExchangeCo, as applicable, together with such additional documents, instruments and payments as the Exchangeable Shares Transfer Agent and ExchangeCo or Pubco, as applicable, may reasonably require and (ii) a duly executed request (“Retraction Request”) in the form to be provided in the Exchangeable Share Provisions or in such other form as may be acceptable to ExchangeCo or Pubco, as applicable: (A) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate(s) (if any) or by any non-transferable acknowledgement (the “Retracted Shares”) redeemed by ExchangeCo or purchased by Pubco, as applicable; (B) stating the business day on which the holder desires to have ExchangeCo redeem or Pubco purchase, as applicable, the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall not be less than 10 business days nor more than 15 business days after the date on which the Retraction Request is received by ExchangeCo or Pubco, as applicable, and further provided that, in the event that no such business day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th business day after the date on which the Retraction Request is received by ExchangeCo or Pubco, as applicable; and (C) acknowledging the overriding Retraction Call Right (as defined below) of Pubco and CallCo to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Pubco or CallCo in accordance with the Retraction Call Right (as defined below) on the Retraction Date for the Retraction Call Right Purchase Price (as defined below) and on the other terms and conditions set out in the Exchangeable Share Provisions.

In the event that a holder of Exchangeable Shares delivers a Retraction Request, Pubco and CallCo shall have the overriding right (the “Retraction Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by ExchangeCo or purchase of the Exchangeable Shares by Pubco, as applicable, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by Pubco or CallCo, as the case may be, of an amount per share equal to the Exchangeable Share Price applicable on the last business day prior to the Retraction Date (the “Retraction Call Right Purchase Price”), which price shall be satisfied in full by Pubco or CallCo, as the case may be, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right by Pubco (provided that the applicable Retraction Request has not been revoked in the manner described below), the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to Pubco or CallCo, as the case may be, on the Retraction Date on payment by Pubco or CallCo, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such shares.

Upon receipt by ExchangeCo or Pubco, as applicable, of a Retraction Request, ExchangeCo or Pubco, as applicable, shall immediately notify Pubco and CallCo thereof and shall provide Pubco or CallCo with a copy of the Retraction Request. CallCo shall only be entitled to exercise the Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Pubco has not exercised the Retraction Call Right or in respect of which Pubco has received the relevant Retraction Request and in respect of which Pubco has not exercised its Retraction Call Right. To exercise its Retraction Call Right, Pubco or CallCo, as the case may be, must notify ExchangeCo Pubco, as applicable, and the Exchangeable Shares Transfer Agent, as agent for the holders of the Exchangeable Shares, in writing of its determination to do so within five business days after ExchangeCo or Pubco, as applicable, notifies Pubco and CallCo of the Retraction Request. If neither Pubco nor CallCo so notifies ExchangeCo or Pubco, as applicable, within such five business day period, ExchangeCo or Pubco, as applicable, shall notify the holder as soon as possible thereafter that neither Pubco nor CallCo will exercise the Retraction Call Right. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Exchangeable Shares Transfer Agent, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by ExchangeCo or purchase by Pubco, as applicable, of such Retracted Shares shall take place on the Retraction Date.

A holder of Exchangeable Shares who has made a Retraction Request may, by notice in writing given by the holder to ExchangeCo or Pubco, as applicable, before the close of business on the second business day immediately preceding the Retraction Date, withdraw such Retraction Request, in which event such Retraction Request will be null and void and the revocable offer constituted by the Retraction Request to sell such Exchangeable Shares to Pubco or CallCo pursuant to the exercise of the Retraction Call Right will be deemed to have been revoked.

If neither Pubco nor CallCo notifies the Exchangeable Shares Transfer Agent and ExchangeCo or Pubco, as applicable, of its intention to exercise the Retraction Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to ExchangeCo or Pubco) that Pubco exercise (provided that Pubco may, in its sole discretion, cause CallCo to exercise in its stead) the Retraction Call Right in respect of the shares covered by the notice.

Redemption of Exchangeable Shares and Associated Call Right

Subject to applicable law and the due exercise by Pubco or CallCo of the Redemption Call Right (as defined below), ExchangeCo shall on the Redemption Date (as defined below) redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Pubco and its affiliates) for an amount per share equal to the Exchangeable Share Price on the last business day prior to the Redemption Date, which price shall be satisfied in full by ExchangeCo delivering or causing to be delivered to each holder of Exchangeable Shares the Exchangeable Share Consideration for each Exchangeable Share held by such holder.

The “Redemption Date” is the date, if any, established by the board of directors of ExchangeCo for the redemption by ExchangeCo of all but not less than all of the outstanding Exchangeable Shares, which date shall be the earlier of (A) the [seventh] anniversary of the effective date of the Arrangement (the “Effective Date”) (B) the date resulting from one of the following events:

(a)     the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by Pubco and its affiliates) is less than 7.5% of the number of Exchangeable Shares issued on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the board of directors of ExchangeCo in certain circumstances set forth in the Exchangeable Share Provisions)

(b)    (i) any person acquires, directly or indirectly, any voting security of Pubco, immediately after such acquisition, directly or indirectly owns, or exercises control and direction over, voting securities representing more than 50% of the total voting power of all of the then outstanding voting securities of Pubco; (ii) the stockholders of Pubco approve a merger, consolidation, recapitalization or reorganization of Pubco, other than any such transaction which would result in the holders of outstanding voting securities of Pubco immediately prior to such transaction directly or indirectly owning, or exercising control and direction over, voting securities representing more than 50% of the total voting power of all of the voting securities of the surviving entity outstanding immediately after such transaction; (iii) the stockholders Pubco approve a liquidation of Pubco; (iv) Pubco sells or disposes of all or substantially all of its assets; or (v) any other transaction or series of related transactions having a substantially similar effect as those described above (each a “Pubco Extraordinary Transaction”) is proposed, in which case, provided that the board of directors of ExchangeCo determines in good faith, that it is not practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Pubco Extraordinary Transaction or that the redemption of all but not less than all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Pubco and its affiliates) is necessary to enable the completion of such Pubco Extraordinary Transaction in accordance with its terms, the board of directors of ExchangeCo may accelerate such Redemption Date to such date as it may determine, upon such number of days’ prior written notice to the holders of the Exchangeable Shares as the board of directors of ExchangeCo may determine to be reasonably practicable in such circumstances;

Pubco and CallCo shall each have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by ExchangeCo, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Pubco or an affiliate of Pubco) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Pubco or CallCo, as the case may be, of an amount per share (the “Redemption Call Purchase Price”) equal to the Exchangeable Share Price on the last business day prior to the Redemption Date. The Redemption Call Purchase Price shall be satisfied in full by Pubco or CallCo depositing or causing to be deposited with the Exchangeable Shares Transfer Agent, on or before the Redemption Date, the Exchangeable Share Consideration representing the aggregate Redemption Call Purchase Price. In the event of the exercise of the Redemption Call Right by Pubco or CallCo, as the case may be, each holder of Exchangeable Shares (other than Pubco and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by the holder to Pubco or CallCo, as the case may be, on the Redemption Date on payment by Pubco or CallCo, as the case may be, to the holder of the Redemption Call Purchase Price for each such share, and ExchangeCo shall have no obligation to redeem, or pay the Redemption Price, in respect of the shares so purchased.

CallCo shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Pubco has not exercised the Redemption Call Right, other than in the case where the Redemption Date is the Sunset Date (such redemption, the “Sunset Redemption”) with respect to which CallCo shall always be entitled to exercise the Redemption Call Right. To exercise the Redemption Call Right, Pubco or CallCo must notify the Exchangeable Shares Transfer Agent, as agent for the holders of Exchangeable Shares, and ExchangeCo of its intention to exercise such right (i) in the case of a redemption occurring as a result of a Pubco Extraordinary Transaction, on or before the Redemption Date, and (ii) in any other case, at least 15 business days before the Redemption Date. The Exchangeable Shares Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Pubco and/or CallCo has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Pubco or CallCo. If Pubco and/or CallCo exercises the Redemption Call Right, then on the Redemption Date, Pubco and/or CallCo, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Pubco or any of its affiliates) will sell all of the Exchangeable Shares held by such holders on such date for a price per share equal to the Redemption Call Purchase Price (payable in the form of the Exchangeable Share Consideration).

If neither Pubco nor CallCo notifies the Exchangeable Shares Transfer Agent and ExchangeCo of its intention to exercise the Redemption Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to ExchangeCo or Pubco) that Pubco exercise (provided that Pubco may, in its sole discretion, cause CallCo to exercise in its stead) the Redemption Call Right in respect of the shares covered by the notice.

Change of Law Call Right

Pubco and CallCo shall each have the overriding right (the “Change of Law Call Right”), in the event of any amendment to the Tax Act and other applicable provincial income tax laws that permits Canadian resident holders of the Exchangeable Shares, who hold the Exchangeable Shares as capital property and deal at arm’s length with Pubco and ExchangeCo (all for the purposes of the Tax Act and other applicable provincial income tax laws), to exchange their Exchangeable Shares for Pubco Common Stock on a basis that will not require such holders to recognize any income, gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws (a “Change of Law”), to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Pubco or any of its affiliates) on the Change of Law Call Date (as defined below) all but not less than all of the Exchangeable Shares held by each such holder on payment by Pubco or CallCo, as the case may be, to each such holder an amount per share (the “Change of Law Call Purchase Price”) equal to the Exchangeable Share Price applicable on the last business day prior to the date on which Pubco or ExchangeCo acquires the Exchangeable Shares pursuant to the exercise of the Change of Law Call Right (the “Change of Law Call Date”), which shall be satisfied in full by Pubco or CallCo depositing or causing to be deposited with the Exchangeable Shares Transfer Agent, on or before the Change of Law Call Date, the Exchangeable Share Consideration representing the total Change of Law Call Purchase Price. In the event of the exercise of the Change of Law Call Right by Pubco or CallCo, as the case may be, each such holder of Exchangeable Shares (other than Pubco and its affiliates) shall be obligated to sell all of the Exchangeable Shares held by the holder to Pubco or CallCo, as the case may be, on the Change of Law Call Date upon payment by Pubco or CallCo, as the case may be, to such holder of the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration) for each such share.

CallCo shall only be entitled to exercise the Change of Law Call Right with respect to those Exchangeable Shares, if any, in respect of which Pubco has not exercised the Change of Law Call Right. To exercise the Change of Law Call Right, Pubco or CallCo, as the case may be, must notify the Exchangeable Shares Transfer Agent, as agent for the holders of Exchangeable Shares, and ExchangeCo of its intention to exercise such right at least 15 business days before the Change of Law Call Date. The Exchangeable Shares Transfer Agent will notify the holders of Exchangeable Shares as to Pubco or CallCo exercising the Change of Law Call Right forthwith after receiving notice of such exercise from Pubco and/or CallCo. If Pubco and/or CallCo exercises the Change of Law Call Right, then on the Change of Law Call Date, Pubco and/or CallCo, as the case may be, will purchase and the holders of the Exchangeable Shares (other than any holder of Exchangeable Shares which is Pubco or any of its affiliates) will sell, all of the Exchangeable Shares then outstanding for a price per share equal to the Change of Law Call Purchase Price (payable in the form of Exchangeable Share Consideration).

If neither Pubco nor CallCo notifies the Exchangeable Shares Transfer Agent and ExchangeCo of its intention to exercise the Change of Law Call Right in the manner and timing described above, each holder of Exchangeable Shares will, at the holder’s discretion, be entitled to demand (by way of notice given to ExchangeCo Pubco) that Pubco exercise (provided that Pubco may, in its sole discretion, cause CallCo to exercise in its stead) the Change of Law Call Right in respect of the shares covered by the notice.

Voting Rights

Except as required by applicable law and in respect of certain matters as further described in the Exchangeable Share Provisions, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of ExchangeCo or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares shall not be entitled to class votes except as required by applicable law.

Amendment and Approval

Any approval required to be given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable law shall be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to, in respect of any approval required by the Exchangeable Share Provisions.

ExchangeCo Insolvency Event — Exchange Right

Upon the occurrence and during the continuance of (i) the institution by ExchangeCo of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved or wound up, or the consent of ExchangeCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, (ii) the filing by ExchangeCo of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), or the failure by ExchangeCo to contest in good faith any such proceedings commenced in respect of ExchangeCo within 30 days of becoming aware thereof, or the consent by ExchangeCo to the filing of any such petition or to the appointment of a receiver, (iii) the making by ExchangeCo of a general assignment for the benefit of creditors, or the admission in writing by ExchangeCo of its inability to pay its debts generally as they become due, or (iv) ExchangeCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Exchangeable Shares pursuant to the terms of the Exchangeable Share Provisions specified in a Retraction Request delivered to ExchangeCo in accordance with the terms of the Exchangeable Share Provisions (each an “ExchangeCo Insolvency Event”), the holders of Exchangeable Shares shall have the right (the “Exchange Right”) to require CallCo or Pubco (provided that Pubco may, in its sole discretion, cause CallCo to purchase in its stead to the extent permitted by applicable law) to purchase from each holder of Exchangeable Shares all or any part of the Exchangeable Shares from each or any holder. The purchase price payable by Pubco or CallCo, as the case may be, for each Exchangeable Share purchased pursuant to the exercise of the Exchange Right will be the Exchangeable Share Price on the last business day prior to the closing of the purchase and sale of such Exchangeable Share, which price will be satisfied in full by Pubco or CallCo, as the case may be, delivering the Exchangeable Share Consideration representing such Exchangeable Share Price to the holder of Exchangeable Shares.

As soon as practicable following the occurrence of an ExchangeCo Insolvency Event or any event that with the passage of time or the giving of notice or both would be an ExchangeCo Insolvency Event, Pubco and ExchangeCo will give written notice thereof to the holders of Exchangeable Shares and will advise the holder of its rights with respect to the Exchange Right.

Pubco Liquidation Event — Automatic Exchange Right

Immediately prior to the effective date of (a) any determination by the Pubco Board to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Pubco or to effect any other distribution of assets of Pubco among stockholders for the purpose of winding up its affairs; or (b) the commencement of any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Pubco or to effect any other distribution of assets of Pubco among its stockholders for the purpose of winding up its affairs, in each case where Pubco has failed to contest in good faith any such proceeding commenced in respect of Pubco within 30 days of becoming aware thereof (a “Pubco Liquidation Event”), each of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Pubco, CallCo and their affiliates) shall be automatically exchanged for one share of Pubco Common Stock multiplied by the Exchangeable Share Exchange Ratio. To effect such automatic exchange, Pubco (or, if Pubco so decides, in its sole discretion and to the extent permitted by applicable law, CallCo) shall purchase all of the Exchangeable Shares outstanding immediately prior to the effective date of the Pubco Liquidation Event. The purchase price payable by Pubco for each Exchangeable Share purchased pursuant to such exchange will be the Exchangeable Share Price immediately prior to the effective date of the Pubco Liquidation Event, which price will be satisfied in full by Pubco or CallCo, as applicable, delivering the Exchangeable Share Consideration representing such Exchangeable Share Price to the holder thereof.

Exchangeable Share Support Agreement

The following is a summary description of certain material provisions of the Exchangeable Share Support Agreement, is not comprehensive and is qualified in its entirety by reference to the complete text of the Exchangeable Share Support Agreement.

Pursuant to the Exchangeable Share Support Agreement, Pubco has agreed that, so long as any Exchangeable Shares and outstanding and not owned by Pubco or its affiliates, Pubco shall, among other things:

(a)     not take any action that will result in the declaration or payment of any dividend or make any other distribution on the Pubco Common Stock unless (i) ExchangeCo shall simultaneously, declare or pay, as the case may be, an equivalent dividend or other distribution economically equivalent thereto (as determined in accordance with the Exchangeable Share Provisions) on the Exchangeable Shares (an “Equivalent Dividend”), (ii) if the dividend is a cash dividend or other distribution, receive sufficient money or other assets from Pubco (through any intermediary entities) to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend, and (iii) if the dividend or other distribution is a stock or share dividend or distribution of stock or shares, have sufficient but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law and the Exchangeable Share Provisions, of any such Equivalent Dividend; or, if the board of directors of ExchangeCo so chooses, in its sole discretion, as an alternative to taking any of the actions described above, ExchangeCo shall adjust the Exchangeable Share Exchange Ratio in accordance with the Exchangeable Share Provisions, provided however that the Exchangeable Share Exchange Ratio shall only be so adjusted to the extent that the board of directors of ExchangeCo determines in good faith and in its sole discretion that ExchangeCo would be liable for any unrecoverable tax as a result of taking any of the actions described in this paragraph and determines to adjust the Exchangeable Share Exchange Ratio in lieu of taking any such action;

(b)    advise ExchangeCo sufficiently in advance of the declaration of any dividend or other distribution on the Pubco Common Stock and take all such other actions as are reasonably necessary or desirable, in cooperation with ExchangeCo, to ensure that the respective declaration date, record date and payment date for equivalent dividends on the Exchangeable Shares are the same as those for any corresponding dividends or other distributions on the Pubco Common Stock;

(c)     ensure that the record date for any dividend or other distribution declared on the Pubco Common Stock is not less than 10 business days after the declaration date of such dividend or declaration;

(d)   take all such actions and do all things as are reasonably necessary or desirable to enable and permit ExchangeCo, in accordance with applicable law, to pay the Liquidation Amount, the Retraction Price or the Redemption Price to the holders of the Exchangeable Shares in the event of a liquidation, dissolution or winding-up of ExchangeCo, whether voluntary or involuntary, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by ExchangeCo;

(e)     take all such actions and do all things as are reasonably necessary or desirable to enable and permit Pubco or CallCo, as the case may be, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right, the Change of Law Call Right or the Redemption Call Right;

(f)     take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Pubco, in accordance with applicable law, to perform its obligations in connection with a Retraction Request and redemption by ExchangeCo pursuant to the Exchangeable Share Provisions; and

(g)    not exercise its vote as a shareholder of ExchangeCo to initiate the voluntary liquidation, dissolution or winding up of ExchangeCo or any other distribution of the assets of ExchangeCo for the purpose of winding up its affairs, nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of ExchangeCo or any other distribution of the assets of ExchangeCo among its shareholders for purpose of winding up its affairs, without the prior approval of the holders of the Exchangeable Shares in accordance with the Exchangeable Share Provisions as long as any Exchangeable Shares are outstanding.

In order to protect the economic equivalence of the Exchangeable Shares, the Exchangeable Share Support Agreement provides that, so long as any Exchangeable Shares not owned by Pubco or its affiliates are outstanding:

(a)     Pubco will not without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i)     issue or distribute Pubco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Pubco Common Stock) to the holders of all or substantially all of the then outstanding Pubco Common Stock by way of stock dividend or other distribution, other than an issue of Pubco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Pubco Common Stock) to holders of Pubco Common Stock (A) who exercise an option to receive dividends in Pubco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Pubco Common Stock) in lieu of receiving cash dividends, or (B) pursuant to any dividend reinvestment plan or scrip dividend or similar arrangement; or issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Pubco Common Stock entitling them to subscribe for or to purchase Pubco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Pubco Common Stock); or

(ii)    issue or distribute to the holders of all or substantially all of the then Pubco Common Stock (A) shares or securities of Pubco Common Stock of any class, (B) rights, options, warrants or other assets other than those referred to in clause (a)(ii) above, (C) evidence of indebtedness of Pubco or (D) assets of Pubco, unless, in each case, the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed by ExchangeCo simultaneously to holders of the Exchangeable Shares including, without limitation, an adjustment to the Exchangeable Share Exchange Ratio in accordance with the terms of the Exchangeable Share Provisions.

(b)    Pubco shall not without the prior approval of ExchangeCo and the prior approval of the holders of the Exchangeable Shares given in accordance with the Exchangeable Share Provisions:

(i)     subdivide, redivide or change the then outstanding Pubco Common Stock into a greater number of Pubco Common Stock; or

(ii)   reduce, combine, consolidate or change the then outstanding Pubco Common Stock into a lesser number of Pubco Common Stock; or

(iii)   reclassify or otherwise change Pubco Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting Pubco Common Stock;

unless, in each case, the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares.

(c)     Pubco shall ensure that the record date for any event referred to in (a) and (b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than five business days after the date on which such event is declared or announced by Pubco (with contemporaneous notification thereof by Pubco to ExchangeCo).

The board of directors of ExchangeCo will determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the board of directors of ExchangeCo may determine), “economic equivalence” for the purposes of any event referred to in paragraphs (a) or (b) above and each such determination will be conclusive and binding on Pubco. ExchangeCo agrees that, to the extent required, upon due notice from Pubco, ExchangeCo shall use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by ExchangeCo, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Pubco Common Stock and Exchangeable Shares as provided for above.

The Exchangeable Share Support Agreement provides that in the event that a tender offer, share exchange offer, issuer bid, takeover bid or similar transaction with respect to Pubco Common Stock is proposed to Pubco or its stockholders and is recommended by the Pubco Board, or is otherwise effected or to be effected with the consent or approval of the Pubco Board, and the Exchangeable Shares are not redeemed by ExchangeCo or purchased by Pubco or CallCo pursuant to the Redemption Call Right, Pubco and ExchangeCo will use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Pubco and its affiliates) to participate in such offer to the same extent and on an economically equivalent basis as the holders of Pubco Common Stock, without discrimination

Without limiting the generality of the foregoing, Pubco and ExchangeCo will use reasonable efforts in good faith to ensure that all holders of Exchangeable Shares may participate in such offer without being required to retract Exchangeable Shares as against ExchangeCo (or, if so required, to ensure that any such retraction, shall be effective only upon, and shall be conditional upon, the closing of such offer and only to the extent necessary to tender or deposit to the offer).

The Exchangeable Share Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Pubco or any of its affiliates, Pubco will, unless approval to do otherwise is obtained from the holders of the Exchangeable Shares in accordance with the Exchangeable Share Provisions, remain the direct or indirect beneficial owner of all issued and outstanding common shares of ExchangeCo and CallCo.

With the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties, (ii) evidencing the succession of successors to Pubco and the covenants and obligations assumed by such successors; (iii) making such amendments or modifications not inconsistent with the Exchangeable Share Support Agreement as may be necessary or desirable with respect to matters or questions arising thereunder or (iv) curing or correcting any ambiguities or defect or inconsistent provision or clerical omission or mistake or manifest errors, the Exchangeable Share Support Agreement may not be amended except by agreement in writing executed by Pubco, CallCo and ExchangeCo and approved by the holders of the Exchangeable Shares.

Under the Exchangeable Share Support Agreement, each of Pubco and CallCo will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time with respect to any Exchangeable Shares owned by Pubco or its affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Exchangeable Share Support Agreement).

Registration of Pubco Common Stock issued upon exchange of the Exchangeable Shares

The Pubco Class A Common Stock to be issued upon exchange of the Exchangeable Shares are subject to the registration requirements of the Securities Act. Pursuant to the Exchangeable Share Support Agreement, Pubco has agreed to use its commercially reasonable efforts to file a registration statement in order to register under the Securities Act the Pubco Common Stock issued upon exchange of the Exchangeable Shares from time to time after the Effective Time.

APPRAISAL RIGHTS

Public Stockholders do not have appraisal rights in connection with the Business Combination under the DGCL.

HOUSEHOLDING INFORMATION

Unless HWEL has received contrary instructions, HWEL may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if HWEL believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce HWEL’s expenses. However, if stockholders prefer to receive multiple sets of HWEL’s disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of HWEL’s disclosure documents, the stockholders should follow these instructions:

If the Common Stock is registered in the name of the stockholder, the stockholder should contact HWEL’s offices at Healthwell Acquisition Corp. I, 1001 Green Bay Rd, #227, Winnetka, IL 60093. If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for HWEL’s Securities is the Continental Stock Transfer & Trust Company.

SUBMISSION OF PROPOSALS

The HWEL Board is aware of no other matter that may be brought before the special stockholder meeting.

FUTURE PROPOSALS

For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to the stockholders at Pubco’s 2023 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws. Since the 2023 annual meeting would be Pubco’s first annual meeting of stockholders, such proposals must be received by Pubco at its offices at c/o Healthwell Acquisition Corp. I, 1001 Green Bay Rd, #227, Winnetka, IL 60093, a reasonable time before Pubco begins to print and mail the 2023 annual meeting proxy materials in order to be considered for inclusion in Pubco’s proxy materials for the 2023 annual meeting.

In addition, if the Business Combination is consummated, the Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to Pubco at 1001 Green Bay Rd, #227, Winnetka, IL 60093, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. Nominations and proposals also must satisfy other requirements set forth in the Bylaws. The Pubco Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

WHERE YOU CAN FIND MORE INFORMATION

Pubco files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on HWEL at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

As of the date of this proxy statement/prospectus, Pubco has filed a registration statement on Form S-4 to register with the SEC securities that Pubco will issue in connection with the transactions contemplated by the Business Combination Agreement. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Pubco, as well as a proxy statement of HWEL for the Special Meeting.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact HWEL via phone or in writing (at least five (5) business days prior to the Special Meeting):

Alyssa J. Rapp
Chief Executive Officer
1001 Green Bay Rd, #227
Winnetka, IL 60093

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, has passed upon the validity of the securities offered in this proxy statement/prospectus.

EXPERTS

The financial statements of HWEL as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from February 2, 2021 (inception) through December 31, 2021 included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein (which contains an explanatory paragraph relating to substantial doubt about the ability of HWEL to continue as a going concern), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Starton as of and for the years ended March 31, 2023 and 2022 included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein (which contains an explanatory paragraph relating to substantial doubt about the ability of Starton to continue as a going concern), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Page
Years ended December 31, 2022 and 2021
Report of Independent Registered Public Accounting Firm (PCAOB # 688)	F-25
Balance Sheets as of December 31, 2022 and 2021	F-26
Statements of Operations for the year ended December 31, 2022 and for the period from February 2, 2021 (inception) through December 31, 2021	F-27
Statements of Changes in Stockholders’ Deficit for the year ended December 31, 2022 and for the period from February 2, 2021 (inception) through December 31, 2021	F-28
Statements of Cash Flows for the year ended December 31, 2022 and for the period from February 2, 2021 (inception) through December 31, 2021	F-29
Notes to Financial Statements	F-30 – F-49

STARTON THERAPEUTICS INC. AND SUBSIDIARY

HEALTHWELL ACQUISITION CORP. I
CONDENSED BALANCE SHEETS

	March 31, 2023	December 31, 2022
	(Unaudited)
Assets:
Current assets:
Cash	$34,860	$137,752
Prepaid expenses	240,963	330,178
Total current assets	275,823	467,930
Investments held in Trust Account	255,825,764	253,668,826
Total Assets	$256,101,587	$254,136,756
Liabilities and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$132,627	$5,100
Accrued expenses	470,790	475,928
Promissory note – related party	41,332	—
Income tax payable	426,342	393,497
Franchise tax payable	51,000	53,733
Total current liabilities	1,122,091	928,258
Warrant liabilities	2,424,000	1,616,000
Derivative liability – forward purchase agreement	1,020,000	484,000
Deferred underwriting fee payable	8,750,000	8,750,000
Deferred tax liability	397,657	365,381
Total Liabilities	13,713,748	12,143,639
Commitments and Contingencies (Note 6)
Class A common stock, subject to possible redemption, $0.0001 par value; 25,000,000 shares at redemption value	254,850,765	252,755,071
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; no shares issued and outstanding (excluding 25,000,000 shares subject to possible redemption)	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,250,000 shares issued and outstanding	625	625
Additional paid-in capital	—	—
Accumulated deficit	(12,463,551)	(10,762,579)
Total stockholders’ deficit	(12,462,926)	(10,761,954)
Total Liabilities and Stockholders’ Deficit	$256,101,587	$254,136,756

The accompanying notes are an integral part of these unaudited condensed financial statements.

HEALTHWELL ACQUISITION CORP. I
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
Operating and formation costs	$375,295	$317,687
Franchise tax expense	50,250	50,000
Loss from operations	(425,545)	(367,687)
Interest expense	(1,095)	—
Unrealized gains on investments held in Trust Account	153,692	72,777
Realized gains on investments held in Trust Account	2,549,994	25,290
(Loss) gain on change in fair value of derivative liability – forward purchase agreement	(536,000)	216,000
(Loss) gain on change in fair value of warrant liabilities	(808,000)	5,454,000
Income before income taxes	933,046	5,400,380
Income tax expense	(556,992)	—
Net income	$376,054	$5,400,380
Basic and diluted weighted average shares outstanding, Class A common stock	25,000,000	25,000,000
Basic and diluted net income per share, Class A common stock	$0.01	$0.17
Basic and diluted weighted average shares outstanding, Class B common stock	6,250,000	6,250,000
Basic and diluted net income per share, Class B common stock	$0.01	$0.17

The accompanying notes are an integral part of these unaudited condensed financial statements.

HEALTHWELL ACQUISITION CORP. I
CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
(UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2023

	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance at December 31, 2022	—	$—	6,250,000	$625	$—	$(10,762,579)	$(10,761,954)
Proceeds received in excess of initial fair value of convertible promissory note – related party	—	—	—	—	18,668	—	18,668
Remeasurement of Class A common stock to redemption value	—	—	—	—	(18,668)	(2,077,026)	(2,095,694)
Net income	—	—	—	—	—	376,054	376,054
Balance at March 31, 2023	—	$—	6,250,000	$625	$—	$(12,463,551)	$(12,462,926)

THREE MONTHS ENDED MARCH 31, 2022

	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance at December 31, 2021	—	$—	6,250,000	$625	$—	$(19,420,600)	$(19,419,975)
Net income	—	—	—	—	—	5,400,380	5,400,380
Balance at March 31, 2022	—	$—	6,250,000	$625	$—	$(14,020,220)	$(14,019,595)

The accompanying notes are an integral part of these unaudited condensed financial statements.

HEALTHWELL ACQUISITION CORP. I
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the three months ended March 31, 2023	For the three months ended March 31, 2022
Cash Flows from Operating Activities:
Net income	$376,054	$5,400,380
Adjustments to reconcile net income to net cash used in operating activities:
Unrealized gain on investments held in Trust Account	(153,692)	(72,777)
Realized gain on investments held in Trust Account	(2,549,994)	(25,290)
Change in fair value of derivative liability – forward purchase agreement	536,000	(216,000)
Change in fair value of warrant liabilities	808,000	(5,454,000)
Deferred tax expense	32,276	—
Changes in operating assets and liabilities:
Prepaid expenses	89,215	77,146
Accounts payable	127,527	74,366
Accrued expenses	(5,138)	58,425
Income tax payable	32,845	—
Franchise tax payable	(2,733)	(132,516)
Net cash used in operating activities	(709,640)	(290,266)
Cash Flows from Investing Activities:
Proceeds from Trust Account to pay taxes	546,748	62,500
Net cash provided by in investing activities	546,748	62,500
Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to related party	60,000	—
Net cash provided by financing activities	60,000	—
Net change in cash	(102,892)	(227,766)
Cash – beginning of period	137,752	749,256
Cash – end of period	$34,860	$521,490
Supplemental disclosure of noncash investing and financing activities:
Excess of cash received over fair value of convertible promissory note – related party	$18,668	$—
Remeasurement of Class A common stock subject to possible redemption to redemption value	$2,095,694	$—
Supplemental cash flow information
Cash paid for income and franchise taxes	$545,948	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND LIQUIDITY

Healthwell Acquisition Corp. I (the “Company”) is a blank check company incorporated in Delaware on February 2, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2023, the Company had not commenced any operations. All activity for the period from February 2, 2021 (inception) through March 31, 2023 relates to the Company’s formation, its initial public offering (the “Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, its search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income or gains on investments on the cash and investments held in the Trust Account (as defined below) from the proceeds derived from the Initial Public Offering and the sale of the Private Placement Warrants (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on August 2, 2021. On August 5, 2021, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $250,000,000 (see Note 3).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,700,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Healthwell Acquisition Corp. I Sponsor LLC (the “Sponsor”), generating gross proceeds of $7,700,000 (see Note 4).

Transaction costs amounted to $21,720,139, consisting of $5,000,000 of underwriting fees, $8,750,000 of deferred underwriting fees, $7,207,313 of non-cash anchor investor offering costs and $762,826 of other offering costs.

Following the closing of the Initial Public Offering on August 5, 2021, an amount of $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with maturities of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of : (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete a Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND LIQUIDITY (cont.)

a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek stockholder approval under applicable law or stock exchange listing requirement. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the Company representing a majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote at such meeting. In such case, pursuant to the terms of a letter agreement entered into with the Company, the holders of Founder Shares (as defined in Note 5) (such holders, the “initial stockholders”) have agreed (and their permitted transferees will agree) to vote their Founder Shares and any Public Shares held by them in favor of an initial Business Combination. The Company expects that at the time of any stockholder vote relating to an initial Business Combination, the initial stockholders and their permitted transferees will own at least 20% of the issued and outstanding common stock entitled to vote thereon. The directors and officers also have agreed to vote in favor of an initial Business Combination with respect to any Public Shares acquired by them. These voting thresholds, and the voting agreements of the initial stockholders, may make it more likely that the Company will consummate a Business Combination. Each public stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed to waive: (i) its redemption rights with respect to any Founder Shares and Public Shares held by them, as applicable, in connection with the completion of an initial Business Combination; (ii) its redemption rights with respect to any Founder Shares and Public Shares held by them in connection with a stockholder vote to amend the Amended and Restated Certificate of Incorporation (A) to modify the substance or timing of the obligation to allow redemption in connection with an initial Business Combination or to redeem 100% of the Public Shares if the Company do not complete an initial Business Combination within 24 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity; and (iii) its rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within 24 months from the closing the Initial Public Offering (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fail to complete an initial Business Combination within the prescribed time frame).

The Company will have until August 5, 2023 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND LIQUIDITY (cont.)

amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors (the “Board”), dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay the taxes except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of the Company and, therefore, the Sponsor may not be able to satisfy those obligations. The Company has not asked the Sponsor to reserve for such obligations.

Going Concern and Liquidity

As of March 31, 2023, the Company had $34,860 in cash held outside of the Trust Account and a working capital deficit of $368,926 (excluding income tax payable and franchise tax payable). The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Company anticipates that the cash held outside of the Trust Account as of March 31, 2023, will not be sufficient to allow the Company to operate until August 5, 2023, the date at which the Company must complete a Business Combination. Further, if a Business Combination is not consummated by August 5, 2023, there will be a mandatory liquidation and subsequent dissolution of the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that these condensed financial statements are issued.

Management plans to address this uncertainty through a Business Combination as discussed above. There is no assurance that the Company’s plans to consummate a Business Combination will be successful or successful within the Combination Period. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND LIQUIDITY (cont.)

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. As a result of this action and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022 and Excise Tax

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law, which, among other things, imposes a 1% excise tax on the fair market value of stock repurchased by a domestic corporation beginning in 2023, with certain exceptions (the “Excise Tax”). Because the Company is a Delaware corporation, it will be a “covered corporation” within the meaning of the IR Act, and while not free from doubt, it is possible that, unless an exemption is available, the Company (or any post-combination company) will be subject to the Excise Tax as a result of any redemptions by the Company of its common stock that occurs after December 31, 2022, including redemptions in connection with an initial Business Combination. Whether and to what extent the Company would be subject to the Excise Tax in connection with a Business Combination would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the structure of the Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the U.S. Treasury. In addition, because the Excise Tax would be payable by the Company, and not by the redeeming stockholder, the mechanics of any required payment of the Excise Tax have not been determined. The foregoing could cause a reduction in the per-share amount that the public stockholder would otherwise be entitled to receive or reduce the cash available on hand to complete a Business Combination. This may make a transaction with the Company less appealing to potential Business Combination targets, and thus, potentially hinder the Company’s ability to enter into and consummate an initial Business Combination, particularly an initial Business Combination in which substantial PIPE or other equity issuances are not contemplated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s annual report on Form 10-K as filed with the SEC on March 3, 2023. The interim results for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Company has elected to implement the aforementioned exemptions.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2023 and March 31, 2022.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments Held in Trust Account

At March 31, 2023, the assets held in the Trust Account were held in money market funds, which are invested in U.S. Treasury securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities, along with interest and dividend income on the securities, is included in realized and unrealized gains (losses) on investments held in Trust Account in the accompanying condensed statements of operations. At March 31, 2023, the assets held in the Trust Account were $255,825,764. For the three months ended March 31, 2023, $546,748 of income was released from the Trust Account for the payment of taxes, respectively.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the condensed statement of operations. As of March 31, 2023, the Company estimated the fair value of the warrant derivative liabilities to be $2,424,000. See Note 10 for additional information related to fair value measurements.

Class A Common Stock Subject to Possible Redemption

All of the 25,000,000 shares of Class A common stock sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Amended and Restated Certificate of Incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Therefore, all Public Shares have been classified outside of permanent equity.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit. The redemption value of the redeemable common stock as of March 31, 2023 increased as the income earned on the Trust Account exceeds the Company’s expected tax obligations plus up to $100,000 to pay dissolution expenses (see Note 1). As such, the Company recorded an increase in the carrying amount of the redeemable common stock of $2,095,694 for the three months ended March 31, 2023. The carrying value of the Class A common stock subject to redemption represents the redemption value as of March 31, 2023. The actual redemption value will be net of the Company’s tax obligations and dissolution expenses as of the date of redemption.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of March 31, 2023, the Class A common stock subject to redemption reflected in the balance sheet are reconciled in the following table:

Class A common stock subject to possible redemption at December 31, 2022	$252,755,071
Remeasurement of carrying value to redemption value	2,095,694
Class A common stock subject to possible redemption at March 31, 2023	$254,850,765

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs and SEC Staff Accounting Bulletin Topic 5A — Expenses of Offering. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $21,720,139 as a result of the Initial Public Offering (consisting of a $5,000,000 underwriting discount, $8,750,000 of deferred underwriting fees (as defined in Note 6), $7,207,313 of anchor investor offering costs, and $762,826 of other offering costs). The Company recorded $20,699,265 of offering costs as a reduction of equity in connection with the Class A common stock included in the Units. The Company immediately expensed $1,020,874 of offering costs in connection with the Public Warrants (as defined in Note 3) and Private Placement Warrants that were classified as liabilities.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the condensed statements of operations. Derivative instruments are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

The Forward Purchase Agreement (as defined in Note 7) is accounted for as a derivative instrument in accordance with ASC 815 and is presented as a derivative forward purchase agreement liability on the balance sheet. The Forward Purchase Agreement was measured at fair value at the Initial Public Offering and on a recurring basis, with subsequent changes in fair value to be recorded in the condensed statement of operations. As of March 31, 2023, the Company estimated the fair value of the derivative liability related to its forward purchase agreement to be $1,020,000. See Note 10 for additional information related to fair value measurements.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, Income Taxes (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the condensed financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the condensed financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

See Note 9 for additional information on income taxes for the periods presented.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Income Per Share of Common Stock

Net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Remeasurement associated with the redeemable shares of Class A common stock is excluded from net income per share as the redemption value approximates fair value. Therefore, the net income per share calculation allocates income and losses shared pro rata between Class A and Class B common stock. As a result, the calculated net income per share is the same for Class A and Class B shares of common stock. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 20,200,000 shares in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net income per share is the same as basic net income per share for the periods presented.

The following table reflects the calculation of basic and diluted net income per common share (in dollars, except per share amounts):

	Three months ended March 31, 2023		Three months ended March 31, 2022
	Class A	Class B	Class A	Class B
Basic and diluted net income per share:
Numerator:
Net income	$300,843	$75,211	$4,320,304	$1,080,076

Denominator:
Basic and diluted weighted average shares outstanding	25,000,000	6,250,000	25,000,000	6,250,000
Basic and diluted net income per share	$0.01	$0.01	$0.17	$0.17

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the balance sheet for current assets and current liabilities approximate fair value due to their short-term nature.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 10 for additional information on assets and liabilities measured at fair value.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company’s Initial Public Offering was declared effective on August 2, 2021. On August 5, 2021, the Company completed its Initial Public Offering of 25,000,000 Units, at $10.00 per Unit, generating gross proceeds of $250,000,000. Each Unit consisted of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,700,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($7,700,000 in aggregate). Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law). There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 10, 2021, the Sponsor paid $25,000 to cover certain expenses on behalf of the Company in exchange for the issuance of 7,187,500 Class B common stock (the “Founder Shares”). The Founder Shares included an aggregate of up to 937,500 Class B common stock subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (see Note 5).

On September 11, 2021, the remaining option expired. As a result, 937,500 shares of Class B common stock were forfeited (see Note 8).

The Sponsor has agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, sold until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination or (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their common stock for cash, securities or other property.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

A total of twelve anchor investors (the “Anchor Investors” representing both the Original Anchor Investors and the Additional Anchor Investors as defined below) purchased Units in the Initial Public Offering; nine of which each purchased 2,400,000 Units at the offering price of $10.00 per Unit, and three of which each purchased 1,200,000 Units at the offering price of $10.00 per Unit. Pursuant to such Units, the Anchor Investors have not been granted any stockholder or other rights in addition to those afforded to the Company’s other public stockholders.

Three anchor investors (the “Original Anchor Investors”) entered into separate subscription agreements in February 2021 with the Sponsor for indirect interests in the Founder Shares held by the Sponsor for a nominal amount. Certain interests in Founder Shares were granted to the Original Anchor Investors subject to a performance condition (i.e., if any Anchor Investor transfers the Units purchased in the Initial Public Offering (or the Class A common stock underlying such Units) prior to the closing of an initial Business Combination (other than to its affiliates or such other parties that are approved in advance in writing by the Sponsor) or it elects to redeem any of the Class A common stock purchased in this offering) and must be returned to the Sponsor if performance conditions are not met. Compensation expense related to these interests will be recognized only when the performance condition is probable of occurrence under ASC Topic 718, Compensation — Stock Compensation (“ASC 718”). As of March 31, 2023, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date satisfaction of the performance obligation is considered probable in an amount equal to the number of Founder Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Share interests. The fair value of these interests in the Founder Shares sold to the Original Anchor Investors was estimated at $1,796,901 or approximately $4.09 per share.

The other nine anchor investors (the “Additional Anchor Investors”) entered into separate subscription agreements in July 2021 with the Sponsor for indirect interests in the Founder Shares held by the Sponsor. The Additional Anchor Investors purchased interests representing an aggregate of 1,125,000 Founder Shares at a purchase price of $0.004 per share or $3,938 in the aggregate. Further, the Additional Anchor Investors are not required to (i) hold any Units, shares of Class A common stock or warrants they may purchase in the Initial Public Offering or thereafter for any amount of time, (ii) vote any shares of Class A common stock they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The Anchor Investors will have the same rights to the funds held in the Trust Account with respect to the shares of Class A common stock underlying the Units they may purchase in the Initial Public Offering as the rights afforded to the Company’s other public stockholders.

The Company estimated the fair value at July 20, 2021 of the Founder Share interests attributable to the Additional Anchor Investors to be $7,211,250 or $6.41 per share. The excess of the fair value of the Founder Shares sold over the purchase price was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost will be allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities were expensed immediately in the condensed statement of operations upon the Initial Public Offering. Offering costs allocated to the Public Shares were charged to stockholder’s equity (deficit) at the date of the Initial Public Offering.

On February 24, 2021, the Company granted units in the Sponsor to certain of its directors, executive officers, and other advisors representing indirect interests in the Founder Shares for no cash consideration. These awards are subject to ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The indirect interests in the Founder Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the indirect interests in the Founder Shares are recognized only when the performance condition is probable of occurrence. As of March 31, 2023, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of indirect interests in the Founder Shares that ultimately vest multiplied by the grant date fair value per share (unless subsequently modified).

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The total number of indirect interests in the Founder Shares granted were 1,404,532 shares with a grant date fair value consistent with that of the Original Anchor Investors.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. There was no outstanding balance of Working Capital Loans as of March 31, 2023.

On March 17, 2023, the Company issued an unsecured promissory note in the principal amount of up to $750,000 to the Sponsor (the “March Working Capital Loan”).The March Working Capital Loan bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company’s initial Business Combination is consummated and (ii) the liquidation of the Company on or before August 5, 2023, or such later liquidation date as may be approved by the Company’s stockholders. At the election of the Sponsor, the unpaid principal amount of the March Working Capital Loan may be converted into warrants of the Company (the “Conversion Warrants”) with the total Conversion Warrants so issued equal to: (x) the portion of the principal amount of the March Working Capital Loan being converted divided by (y) $1.00, rounded up to the nearest whole number of warrants. On March 31, 2023, the Company drew $60,000 from the March Working Capital Loan, which has not yet been repaid as of March 31, 202 3. Through May 18, 2023, the total amount drawn by the Company from the March Working Capital Loan was $400,000.

The fair value option was elected (see Note 10) and, as such, the fair value of the March Working Capital Loan is shown on the condensed balance sheets as $41,332 and $0 as of March 31, 2023 and December 31, 2022, respectively. The difference between the amount of the borrowing of $60,000 and the fair value of $41,332 is $18,668 and is recorded as an equity contribution in the Condensed Statements of Changes in Stockholders’ Deficit.

Public Relation Services

Daniel J. Edelman Inc. provides public relation services to the Company relating to finding a suitable target for the initial Business Combination. George Hornig who serves as Co-Chair of the Company’s Board, is also a Director of Daniel J. Edelman Holdings Inc., the parent company of Daniel J. Edelman Inc. For the three months ended March 31, 2023 and March 31. 2022, the Company did not incur any expenses in relation to the services described above.

NOTE 6. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on August 2, 2021, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founders Shares) are entitled to registration rights. The holders of these securities are entitled to make up to three demands, excluding short form demands, that

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS (cont.)

the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 3,750,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On September 11, 2021, the over-allotment option expired.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $5,000,000 in the aggregate, upon the closing of the Initial Public Offering. In addition, $0.35 per Unit, or $8,750,000 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. WARRANTS

As of March 31, 2023, there were 7,700,000 Private Placement Warrants and 12,500,000 Public Warrants outstanding. A warrant holder may exercise its warrants only for a whole number of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Accordingly, unless you purchase at least two Units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a current prospectus relating thereto is current, subject to the satisfying the obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant, if not cash settled, will have paid the full purchase price for the Unit solely for the share of Class A common stock underlying such Unit.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of an initial Business Combination, the Company will use the commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants, and the Company will use the commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of an initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed; provided that if the shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.    Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share.

The Company will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A common stock is available throughout the 30-day redemption period, unless the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may exercise the redemption right even if the Company are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.    Commencing ninety days after the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by the redemption date and the fair market value of the Company’s Class A common stock; and;

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company send the notice of redemption to the warrant holders is less than $18.00 per share, then the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

In addition, if (x) the Company issue additional common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination (excluding any Forward Purchase Securities, as defined below) at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an Business Combination on the date of the completion of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummate an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 100% and 180%, respectively, of the higher of the Market Value and the Newly Issued Price.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 7. WARRANTS (cont.)

The Private Placement Warrants are identical to the warrants sold as part of the Units in the Initial Public Offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable (except as described above under Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00); (2) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of an initial Business Combination, as described below; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the common stock issuable upon exercise of these warrants) are entitled to registration rights.

In connection with the Initial Public Offering, the Company entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Peterson Partners, a member of the Sponsor, pursuant to which Peterson Partners has subscribed to purchase from the Company 4,000,000 units, with each unit consisting of one share of Class A common stock (“Forward Purchase Shares”), and one-half of one warrant to purchase one share of Class A common stock (“Forward Purchase Warrants”, together with the Forward Purchase Shares the “Forward Purchase Securities”) for $10.00 per unit, or an aggregate amount of up to $40,000,000, in a private placement that will close concurrently with the closing of a Business Combination. The Forward Purchase Shares will be identical to the shares of Class A common stock included in the Units being sold in the Initial Public Offering, except that they will be subject to certain transfer restrictions, and the Forward Purchase Warrants shall be identical to the Private Placement Warrants. As of March 31, 2023, the Company estimated the fair value of the forward purchase agreement to be a derivative liability of $1,020,000.

The obligations under the Forward Purchase Agreement do not depend on whether any shares of Class A common stock are redeemed by the public stockholders. Peterson Partners obligation to purchase forward units will, among other things, be terminated in the event that the Company does not complete a Business Combination within the Combination Period.

The Company accounts for the 20,200,000 warrants issued in connection with the Initial Public Offering (including 12,500,000 Public Warrants and 7,700,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.

The accounting treatment of derivative financial instruments required that the Company record the warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. As of March 31, 2023, the Company estimated the fair value of the warrant derivative liabilities to be $2,424,000. The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities are adjusted to current fair value, with the change in fair value recognized in the Company’s condensed statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

NOTE 8. STOCKHOLDERS’ DEFICIT

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board. As of March 31, 2023, there were no shares of preferred stock issued or outstanding.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 8. STOCKHOLDERS’ DEFICIT (cont.)

Class A common stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share. As of March 31, 2023, there were 25,000,000 shares of Class A common stock issued and outstanding, of which 25,000,000 shares of Class A common stock are subject to possible redemption.

Class B common stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share. As of March 31, 2023, there were 6,250,000 shares of Class B common stock issued and outstanding. On September 11, 2021, the underwriters’ 45-day option to purchase additional Units expired. As a result, 937,500 shares of Class B common stock were forfeited.

Holders of Class B common stock will have the right to appoint all of the directors and may remove members of the Board for any reason. On any other matter submitted to a vote of the stockholders, holders of the shares of Class B common stock and holders of the Class A common stock will vote together as a single class, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of an initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities (as described herein), are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of an initial Business Combination, the ratio at which the shares of Class B common stock will convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the issued and outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, 20% of the sum of all shares of Class A common stock issued and outstanding at the date of the Initial Public Offering, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with an initial Business Combination, excluding any Forward Purchase Securities and any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination.

NOTE 9. INCOME TAXES

The Company’s effective tax rate for the three months ended March 31, 2023 and 2022 was 59.7% and 0.0%, respectively. The Company’s effective tax rate differs from the statutory income tax rate of 21% primarily due to the recognition of gains or losses from the change in the fair value of warrant liabilities and derivative asset — forward purchase agreement, which are not recognized for tax purposes, and recording a full valuation allowance on deferred tax assets. The Company has used a discrete effective tax rate method to calculate taxes for the three months ended March 31, 2023 and 2022. The Company believes that, at this time, the use of the discrete method for the three months ended March 31, 2023 and 2022 is more appropriate than the estimated annual effective tax rate method as the estimated annual effective tax rate method is not reliable due to a high degree of uncertainty in estimating annual pretax earnings.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 10. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Amount at Fair Value	Level 1	Level 2	Level 3
March 31, 2023
Assets
Investments held in Trust Account:
Money Market investments	$255,825,764	$255,825,764	$—	$—
Liabilities
Warrant liability – Public Warrants	$1,500,000	$1,500,000	$—	$—
Warrant liability – Private Placement Warrants	$924,000	$—	$924,000	$—
Derivative liability – forward purchase agreement	$1,020,000	$—	$—	$1,020,000
Convertible promissory note – related party	$41,332	$—	$—	$41,332
December 31, 2022
Assets
Investments held in Trust Account:
Money Market investments	$253,668,826	$253,668,826	$—	$—
Liabilities
Warrant liability – Public Warrants	$1,000,000	$1,000,000	$—	$—
Warrant liability – Private Placement Warrants	$616,000	$—	$616,000	$—
Derivative liability- forward purchase agreement	$484,000	$—	$—	$484,000

The Company utilized a binomial lattice model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants as of March 31, 2023 and December 31, 2022 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker HWELW. The quoted price of the Public Warrants was $0.12 and $0.08 per warrant as of March 31, 2023 and December 31, 2022.

In prior periods, the Company utilized a binomial lattice model to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the condensed statement of operations. The estimated fair value of the Private Placement Warrant liability was initially determined using Level 3 inputs. As of March 31, 2023 and December 31, 2022, the Private Placement Warrants are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

The model used to estimate the fair value of the derivative asset for the Forward Purchase Agreement is based on the assumption that the Forward Purchase Securities are equivalent to the Company’s Units and determined, on a per unit basis, as the price of the Company’s Units less the present value of the contractually stipulated forward price of $10.00. Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. The estimated fair value of the Private Placement Warrants transferred from a Level 3 fair value measurement to a Level 2 fair value measurement in the fourth quarter of 2022 due to the use of an observable market quote for a similar asset in an active market.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The following table provides the significant inputs to the model for the fair value of the Forward Purchase Agreement:

	As of March 31, 2023	As of December 31, 2022
Stock price	$10.15	$9.91
Strike price	$11.50	$11.50
Dividend yield	—%	—%
Term to expected Business Combination (in years)	0.3	0.5
Volatility	de minimus	de minimus
Risk-free rate(1)	4.82%/3.56%	4.70%/3.98%
Probability of Business Combination	70.0%	60.0%
Fair value of derivative (asset) liability – forward purchase agreement	$0.255	$0.121

____________

1        The risk-free rate was based on U.S. Treasury Rates commensurate with the remaining term to Business Combination/expiration of the Private Placement Warrants (see Note 7).

The following table provides the significant inputs to the model for the fair value of the Convertible Promissory Note — Related Party:

As of March 31, 2023
Warrant exercise price	$1.00
Term to expected Business Combination (in years)	0.33
Volatility	de minimus
Risk free rate	4.82%
Discount factor	0.9841
Probability of Business Combination	70%
Fair value convertible promissory note – related party	$41,332

The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:

Fair value as of December 31, 2021	$4,559,000
Change in fair value	(2,295,000)
Fair value as of March 31, 2022	$2,264,000
Fair value as of December 31, 2022	$484,000
Initial measurement of draw on convertible promissory note – related party on March 31, 2023	41,332
Change in fair value	536,000
Fair value as of March 31, 2023	$1,061,332

The Company recognized loss in connection with changes in the fair value of warrant liabilities of $808,000 (including $500,000 related to the Public Warrants — Level 1 and $308,000 related to the Private Placement Warrants — Level 2) within the condensed statement of operations for the three months ended March 31, 2023. The Company recognized a loss in connection with changes in the fair value of derivative liability — forward purchase agreement of $536,000 within the condensed statement of operations for the three months ended March 31, 2023.

The Company recognized a gain in connection with changes in the fair value of warrant liabilities of $5,454,000 (including $3,375,000 related to the Public Warrants — Level 1 and $2,079,000 related to the Private Placement Warrants — Level 3) within the condensed statement of operations for the three months ended March 31, 2022. The Company recognized a gain in connection with changes in the fair value of derivative liability — forward purchase agreement of $216,000 within the condensed statement of operations for the three months ended March 31, 2022.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, other than described below, and the additional draws on the March Working Capital Loan as disclosed in Note 5, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial unaudited statements.

On April 27, 2023, the Company entered into the business combination agreement (“BCA”) with Starton Therapeutics, Inc. (“Starton”); HWEL Holdings Corp., a newly formed wholly-owned subsidiary of the Company (“Pubco”); HWEL Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”); 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and wholly-owned subsidiary of Pubco (“CallCo”); 1412388 B.C. Ltd, a British Columbia corporation and wholly-owned subsidiary of CallCo (“ExchangeCo”); the Sponsor, as the representative from and after the Effective Time (as defined in the BCA) of the stockholders of Pubco (other than the Starton Shareholders (as defined below) and their successors and assignees); and Kiriakos Charlie Perperidis, in the capacity as the representative of the shareholders of Starton (the “Starton Shareholders”) from and after the Effective Time (all of the transactions contemplated by the BCA, including the issuances of securities thereunder, the “Starton Business Combination”). The BCA was amended by the First Amendment to the Business Combination Agreement, dated May 15, 2023 (the “First BCA Amendment”).

Pursuant to the BCA, subject to the terms and conditions set forth therein, Purchaser Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and wholly-owned subsidiary of Pubco (the “Purchaser Merger”), in connection with which all of the existing securities of the Company will be exchanged for rights to receive securities of Pubco as follows: (a) each share of the Company’s common stock outstanding immediately prior to the Effective Time will automatically convert into one share of common stock, par value $0.0001, issued by Pubco (“Pubco Common Stock”), and (b) each whole Public Warrant, Private Placement Warrant and Forward Purchase Warrant will automatically convert into one warrant to purchase shares of Pubco Common Stock on substantially the same terms and conditions. Immediately following the Purchaser Merger, by means of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”), (i) CallCo will acquire a portion of the issued and outstanding common shares of Starton (“Starton Shares”) from certain holders in exchange for Pubco Common Stock (the “Pubco Share Exchange”), and will contribute such Starton Shares to ExchangeCo in exchange for ExchangeCo common shares, (ii) following the Pubco Share Exchange, ExchangeCo will acquire the remaining issued and outstanding Starton Shares from the remaining shareholders of Starton in exchange for shares of ExchangeCo (“Exchangeable Shares”). The Exchangeable Shares will be exchangeable, on a one-for-one basis, into shares of Pubco Common Stock, with each share valued at the price at which the Company redeems Public Shares held by its public stockholders in connection with the Starton Business Combination (the “Redemption Price”). As a result of the foregoing, Starton will become a wholly-owned subsidiary of ExchangeCo and an indirect subsidiary of Pubco.

Each outstanding Starton option will be assumed by Pubco and automatically converted into an option to purchase shares of Pubco Common Stock in accordance with the Plan of Arrangement and under an equity incentive plan to be adopted by Pubco prior to the closing of the Starton Business Combination (the “Closing”).

Pursuant to the terms of the BCA, the aggregate base consideration to be delivered to the Starton Shareholders in connection with the Starton Business Combination will be $260.0 million (including up to $20.0 million of incentive shares provided to potential PIPE investors), subject to adjustments for Starton’s closing debt (net of cash) and certain other adjustments, which consideration will be payable in newly-issued shares of (i) Pubco Common Stock or (ii) Exchangeable Shares, each valued at the Redemption Price.

HEALTHWELL ACQUISITION CORP. I
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 11. SUBSEQUENT EVENTS (cont.)

In addition to the shares of Pubco Common Stock or Exchangeable Shares deliverable at the Closing, the Starton Shareholders will have the contingent right to receive up to an additional shares 25,000,000 shares of Pubco Common Stock or Exchangeable Shares, as earnout consideration after the Closing (the “Earnout Consideration” and such shares the “Earnout Shares”). The Earnout Consideration will be issuable to the Starton Shareholders (as of the date of the Closing) as follows:

•        one-third of the Earnout Shares are issuable upon the volume weighted average price of the shares of Pubco Common Stock (the “VWAP”) equaling or exceeding $12.00 per share for any twenty (20) out of any twenty (20) consecutive trading days during the five-year period after the Closing (the “Earnout Period”);

•        one-third of the Earnout Shares are issuable upon (i) the VWAP equaling or exceeding $14.00 per share for any twenty (20) out of any twenty (20) consecutive trading days during the Earnout Period or (ii) successful completion of a Phase 1B clinical trial for multiple myeloma, meaning the completion of an interim data analysis which is sufficient to obtain an agreement with the U.S. Food and Drug Administration (“FDA”) in which the FDA permits Starton to move forward to a phase 2 clinical study following a Type B End-of-Phase-1 meeting; and

•        one-third of the Earnout Shares are issuable upon (i) the VWAP equaling or exceeding $16.00 per share for any twenty (20) out of any twenty (20) consecutive trading days during the Earnout Period or (ii) achievement of the successful completion of an FDA required bridging study in healthy volunteers that proves bio-equivalence between the ambulatory subcutaneous pump and either a transdermal patch or an on body subcutaneous pump.

Simultaneously with the execution and delivery of the BCA, the Company and Starton entered into voting agreements (collectively, the “Voting Agreements”) with certain Starton Shareholders required to approve the Starton Business Combination. Under the Voting Agreements, such Starton Shareholders agreed to vote all of their Starton Shares in favor of the BCA and the related transactions. Such Start on Shareholders also agreed to take certain other actions in support of the BCA and related transactions and refrain from taking actions that would adversely affect their ability to perform their obligations under the Voting Agreements. Such Starton Shareholders also provided a proxy to the Company to vote their Starton Shares in accordance with the foregoing. The Voting Agreements prevent transfers of the Starton Shares held by such Starton Shareholders between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Simultaneously with the execution of the BCA, the Company, Pubco, Starton and the Sponsor also entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed to vote all of its shares of the Company’s common stock in favor of the BCA and the Starton Business Combination. The Sponsor also agreed to waive its anti-dilution rights that would otherwise allow it to maintain ownership of 20% of Pubco. The Sponsor Support Agreement also prevents transfers of the Company’s securities held by the Sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement.

The BCA and related agreements and the First BCA Amendment are further described in our Current Reports on Form 8-K filed with the SEC on May 3, 2023 and May 15, 2023, respectively. The foregoing descriptions of each of the BCA, the form of Voting Agreement and the Sponsor Letter Agreement are qualified in their entirety by reference to such agreement filed as an exhibit to this Quarterly Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Healthwell Acquisition Corp. I

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Healthwell Acquisition Corp. I (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2022 and the period from February 2, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and the period from February 2, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital are not sufficient to meet its obligations and sustain its operations, which is considered to be one year from the issuance date of these financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Marcum LLP

We have served as the Company’s auditor since 2021.

Hartford, CT
March 3, 2023

HEALTHWELL ACQUISITION CORP. I
BALANCE SHEETS

	December 31,
	2022	2021
Assets:
Current assets:
Cash	$137,752	$749,256
Prepaid expenses	330,178	489,708
Total current assets	467,930	1,238,964
Prepaid expenses – noncurrent	—	265,999
Investments held in Trust Account	253,668,826	250,036,950
Total Assets	$254,136,756	$251,541,913
Liabilities and Stockholders’ Deficit:
Current liabilities:
Accounts payable	$5,100	$12,475
Accrued expenses	475,928	82,947
Income tax payable	393,497	—
Franchise tax payable	53,733	182,466
Total current liabilities	928,258	277,888
Warrant liabilities	1,616,000	11,918,000
Derivative liability – forward purchase agreement	484,000	16,000
Deferred underwriting fee payable	8,750,000	8,750,000
Deferred tax liability	365,381	—
Total Liabilities	12,143,639	20,961,888
Commitments and Contingencies (Note 6)
Class A common stock, subject to possible redemption, $0.0001 par value; 25,000,000 shares at redemption value	252,755,071	250,000,000
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; no shares issued and outstanding (excluding 25,000,000 shares subject to possible redemption)	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 6,250,000 shares issued and outstanding	625	625
Additional paid-in capital	—	—
Accumulated deficit	(10,762,579)	(19,420,600)
Total stockholders’ deficit	(10,761,954)	(19,419,975)
Total Liabilities and Stockholders’ Deficit	$254,136,756	$251,541,913

The accompanying notes are an integral part of these financial statements.

HEALTHWELL ACQUISITION CORP. I
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2022	For the period from February 2, 2021 (inception) through December 31, 2021
Operating and formation costs	$1,423,490	$552,633
Franchise tax expense	200,800	182,466
Loss from operations	(1,624,290)	(735,099)
Expensed offering costs	—	(1,020,874)
Unrealized gains on investments held in Trust Account	1,721,085	18,824
Realized gains on investments held in Trust Account	2,241,175	18,126
Loss on change in fair value of derivative liability – forward purchase agreement	(468,000)	(456,000)
Gain on change in fair value of warrant liabilities	10,302,000	6,666,000
Income before income taxes	12,171,970	4,490,977
Income tax expense	(758,878)	—
Net income	$11,413,092	$4,490,977
Basic and diluted weighted average shares outstanding, Class A common stock	25,000,000	11,144,578
Basic and diluted net income per share, Class A common stock	$0.37	$0.26
Basic and diluted weighted average shares outstanding, Class B common stock	6,250,000	6,099,398
Basic and diluted net income per share, Class B common stock	$0.37	$0.26

The accompanying notes are an integral part of these financial statements.

HEALTHWELL ACQUISITION CORP. I
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance at December 31, 2021	—	$—	6,250,000	$625	$—	$(19,420,600)	$(19,419,975)
Remeasurement of Class A common stock to redemption amount	—	—	—	—	—	(2,755,071)	(2,755,071)
Net income	—	—	—	—	—	11,413,092	11,413,092
Balance at December 31, 2022	—	$—	6,250,000	$625	$—	$(10,762,579)	$(10,761,954)
	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance at February 2, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	7,187,500	719	24,281	—	25,000
Excess of cash received over fair value of Private Placement Warrants	—	—	—	—	616,000	—	616,000
Record fair value of initial derivative asset – forward purchase agreement	—	—	—	—	440,000	—	440,000
Fair value of Founders Shares transferred to Anchor Investors	—	—	—	—	7,207,313	—	7,207,313
Forfeiture of Class B common stock	—	—	(937,500)	(94)	—	94	—
Remeasurement of Class A common stock subject to redemption to redemption amount	—	—	—	—	(8,287,594)	(23,911,671)	(32,199,265)
Net income	—	—	—	—	—	4,490,977	4,490,977
Balance at December 31, 2021	—	$—	6,250,000	$625	$—	$(19,420,600)	$(19,419,975)

The accompanying notes are an integral part of these financial statements.

HEALTHWELL ACQUISITION CORP. I
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2022	For the period from February 2, 2021 (inception) through December 31, 2021
Cash Flows from Operating Activities:
Net income	$11,413,092	$4,490,977
Adjustments to reconcile net income to net cash used in operating activities:
Expensed offering costs	—	1,020,874
Unrealized gain on investments held in Trust Account	(1,721,085)	(18,824)
Realized gain on investments held in Trust Account	(2,241,175)	(18,126)
Loss on change in fair value of derivative liability – forward purchase agreement	468,000	456,000
Gain on change in fair value of warrant liabilities	(10,302,000)	(6,666,000)
Deferred tax expense	365,381	—
Changes in operating assets and liabilities:
Prepaid expenses	425,529	(755,707)
Accounts payable	(7,375)	12,475
Accrued expenses	392,981	82,947
Income tax payable	393,497	—
Franchise tax payable	(128,733)	182,466
Net cash used in operating activities	(941,888)	(1,212,918)
Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(250,000,000)
Proceeds from Trust Account to pay taxes	330,384	—
Net cash provided by (used) in investing activities	330,384	(250,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds from issuance of promissory note to related party	—	350,000
Repayment of promissory note	—	(350,000)
Proceeds from initial public offering, net of underwriter’s discount paid	—	245,000,000
Proceeds from sale of private placement warrants	—	7,700,000
Offering costs paid	—	(762,826)
Net cash provided by financing activities	—	251,962,174
Net change in cash	(611,504)	749,256
Cash – beginning of period	749,256	—
Cash – end of period	$137,752	$749,256
Supplemental disclosure of noncash investing and financing activities:
Deferred underwriting fee payable	$—	$8,750,000
Initial classification of derivative asset – forward purchase agreement	$—	$440,000
Remeasurement of Class A common stock subject to possible redemption to redemption value	$2,755,071	$32,199,265
Fair value of Founders Shares transferred to Anchor Investors	$—	$7,207,313
Forfeiture of Class B common stock	$—	$94

The accompanying notes are an integral part of these financial statements.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

Healthwell Acquisition Corp. I (the “Company”) is a blank check company incorporated in Delaware on February 2, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not commenced any operations. All activity for the year ended December 31, 2022 relates to the Company’s formation, its initial public offering (“Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, its search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income or gains on investments on the cash and investments held in the Trust Account (as defined below) from the proceeds derived from the Initial Public Offering and the sale of the Private Placement Warrants (as defined below).

The registration statement for the Company’s Initial Public Offering was declared effective on August 2, 2021. On August 5, 2021, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $250,000,000 (see Note 3).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,700,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Healthwell Acquisition Corp. I Sponsor LLC (the “Sponsor”), generating gross proceeds of $7,700,000 (see Note 4).

Transaction costs amounted to $21,720,139, consisting of $5,000,000 of underwriting fees, $8,750,000 of deferred underwriting fees, $7,207,313 of non-cash anchor investor offering costs and $762,826 of other offering costs.

Following the closing of the Initial Public Offering on August 5, 2021, an amount of $250,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with maturities of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete a Business Combination with one or more target businesses that together have an aggregate fair market value of at least 80% of the value of the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into an initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require the Company to seek stockholder approval under applicable law or stock exchange listing requirement. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Public Shares subject to redemption are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the Company representing a majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote at such meeting. In such case, pursuant to the terms of a letter agreement entered into with the Company, the initial stockholders have agreed (and their permitted transferees will agree) to vote their Founder Shares (as defined in Note 5) and any Public Shares held by them in favor of an initial Business Combination. The Company expects that at the time of any stockholder vote relating to an initial Business Combination, the initial stockholders and their permitted transferees will own at least 20% of the issued and outstanding common stock entitled to vote thereon. The directors and officers also have agreed to vote in favor of an initial Business Combination with respect to any Public Shares acquired by them. These voting thresholds, and the voting agreements of the initial stockholders, may make it more likely that the Company will consummate a Business Combination. Each public stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s amended and restated certificate of incorporation (the “Amended and Restated Certificate of Incorporation”) provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed to waive: (i) its redemption rights with respect to any Founder Shares and Public Shares held by them, as applicable, in connection with the completion of an initial Business Combination; (ii) its redemption rights with respect to any Founder Shares and Public Shares held by them in connection with a stockholder vote to amend the Amended and Restated Certificate of Incorporation (A) to modify the substance or timing of the obligation to allow redemption in connection with an initial Business Combination or to redeem 100% of the Public Shares if the Company do not complete an initial Business Combination within 24 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity; and (iii) its rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within 24 months from the closing the Initial Public Offering (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fail to complete an initial Business Combination within the prescribed time frame).

The Company will have until August 5, 2023 to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors (the “Board”), dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (other than the independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay the taxes except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of the Company and, therefore, the Sponsor may not be able to satisfy those obligations. The Company has not asked the Sponsor to reserve for such obligations.

Going Concern and Liquidity

As of December 31, 2022, the Company had $137,752 in cash held outside of the Trust Account and a working capital deficit of $460,328. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. The Company anticipates that the cash held outside of the Trust Account as of December 31, 2022, will not be sufficient to allow the Company to operate until August 5, 2023, the date at which the Company must complete a Business Combination. While the Company expects to have sufficient access to additional sources of capital under Working Capital Loans (as defined in Note 5), or from third parties, there is no current commitment on the part of any financing source to provide additional capital and no assurances can be provided that such additional capital will ultimately be available if necessary. Further, if a Business Combination is not consummated by August 5, 2023, there will be a mandatory liquidation and subsequent dissolution of the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that these financial statements are issued.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN (cont.)

Management plans to address this uncertainty through a Business Combination as discussed above. There is no assurance that the Company’s plans to consummate a Business Combination will be successful within the Combination Period. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. As a result of this action and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022 and Excise Tax

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law, which, among other things, imposes a 1% excise tax on the fair market value of stock repurchased by a domestic corporation beginning in 2023, with certain exceptions (the “Excise Tax”). Because the Company is a Delaware corporation, it will be a “covered corporation” within the meaning of the IR Act, and while not free from doubt, it is possible that, unless an exemption is available, the Company (or any post-combination company) will be subject to the Excise Tax as a result of any redemptions by the Company of its common stock that occurs after December 31, 2022, including redemptions in connection with an initial Business Combination. Whether and to what extent the Company would be subject to the Excise Tax in connection with a Business Combination would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, (ii) the structure of the Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the U.S. Treasury. In addition, because the Excise Tax would be payable by the Company, and not by the redeeming stockholder, the mechanics of any required payment of the Excise Tax have not been determined. The foregoing could cause a reduction in the per-share amount that the public stockholder would otherwise be entitled to receive or reduce the cash available on hand to complete a Business Combination. This may make a transaction with the Company less appealing to potential Business Combination targets, and thus, potentially hinder the Company’s ability to enter into and consummate an initial Business Combination, particularly an initial Business Combination in which substantial PIPE or other equity issuances are not contemplated.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Company has elected to implement the aforementioned exemptions.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and December 31, 2021.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Investments Held in Trust Account

At December 31, 2022, the assets held in the Trust Account were held in money market funds, which are invested in U.S. Treasury securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in unrealized gains (losses) on investments held in Trust Account in the accompanying statements of operations. Interest and dividend income on these securities is included in interest and dividend income on investments held in Trust Account in the accompanying statements of operations. At December 31, 2022, the assets held in the Trust Account were $253,668,826. For the year ended December 31, 2022, $330,384 of income was released from the Trust Account for the payment of taxes.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statement of operations. As of December 31, 2022, the Company estimated the fair value of the warrant derivative liabilities to be $1,616,000. See Note 10 for additional information related to fair value measurements.

Class A Common Stock Subject to Possible Redemption

All of the 25,000,000 shares of Class A common stock sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Amended and Restated Certificate of Incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity. Therefore, all Public Shares have been classified outside of permanent equity.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit. The redemption value of the redeemable common stock as of December 31, 2022 increased as the income earned on the Trust Account exceeds the Company’s expected tax obligations plus up to $100,000 to pay dissolution expenses (see Note 1). As such, the Company recorded an increase in the carrying amount of the redeemable common stock of $2,755,071 during the year ended December 31, 2022. The carrying value of the Class A common stock subject to redemption represents the redemption value as of December 31, 2022. The actual redemption value will be net of the Company’s tax obligations and dissolution expenses as of the date of redemption.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2022, the Class A common stock subject to redemption reflected in the balance sheet are reconciled in the following table:
Gross proceeds	250,000,000
Less:
Proceeds allocated to Public Warrants	(11,500,000)
Issuance costs allocated to Class A common stock	(20,699,265)
Plus:
Remeasurement of carrying value to redemption value	32,199,265
Class A common stock subject to possible redemption at December 31, 2021	250,000,000
Remeasurement of carrying value to redemption value	2,755,071
Class A common stock subject to possible redemption at December 31, 2022	$252,755,071

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs and SEC Staff Accounting Bulletin Topic 5A — Expenses of Offering. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $21,720,139 as a result of the Initial Public Offering (consisting of a $5,000,000 underwriting discount, $8,750,000 of deferred underwriting fees (as defined in Note 6), $7,207,313 of anchor investor offering costs, and $762,826 of other offering costs). The Company recorded $20,699,265 of offering costs as a reduction of equity in connection with the Class A common stock included in the Units. The Company immediately expensed $1,020,874 of offering costs in connection with the Public Warrants (as defined in Note 3) and Private Placement Warrants that were classified as liabilities.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative instruments are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

The Forward Purchase Agreement (as defined in Note 7) is accounted for as a derivative instrument in accordance with ASC 815 and is presented as a derivative forward purchase agreement liability on the balance sheet. The Forward Purchase Agreement was measured at fair value at the Initial Public Offering and on a recurring basis, with subsequent changes in fair value to be recorded in the statement of operations. As of December 31, 2022, the Company estimated the fair value of the derivative liability related to its Forward Purchase Agreement to be $484,000. See Note 10 for additional information related to fair value measurements.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, Income Taxes (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

See Note 9 for additional information on income taxes for the periods presented.

Net Income Per Share of Common Stock

Net income per common share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Remeasurement associated with the redeemable shares of Class A common stock is excluded from net income per share as the redemption value approximates fair value. Therefore, the net income per share calculation allocates income and losses shared pro rata between Class A and Class B common stock. As a result, the calculated net income per share is the same for Class A and Class B shares of common stock. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 20,200,000 shares in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net income per share is the same as basic net income per share for the periods presented.

The following table reflects the calculation of basic and diluted net income per common share (in dollars, except per share amounts):
	For the year ended December 31, 2022		For the period from February 2, 2021 (inception) through December 31, 2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per share:
Numerator:
Net income	$9,130,474	$2,282,618	$2,902,465	$1,588,512
Denominator:
Basic and diluted weighted average shares outstanding(1)	25,000,000	6,250,000	11,144,578	6,099,398
Basic and diluted net income per share	$0.37	$0.37	$0.26	$0.26

____________

(1)     For the period from February 2, 2021 (inception) through December 31, 2021 weighted average shares were reduced for the effect of an aggregate of 937,500 shares of common stock that were subject to forfeiture if the over-allotment option was not exercised by the underwriters (see Note 5). On September 11, 2021, the over-allotment option expired and 937,500 shares of Class B common stock were forfeited.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the balance sheet for current assets and current liabilities approximate fair value due to their short-term nature.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 10 for additional information on assets and liabilities measured at fair value.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Initial Public Offering was declared effective on August 2, 2021. On August 5, 2021, the Company completed the Initial Public Offering of 25,000,000 Units, at $10.00 per Unit, generating gross proceeds of $250,000,000. Each Unit consisted of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,700,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($7,700,000 in aggregate). Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law). There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 10, 2021, the Sponsor paid $25,000 to cover certain expenses on behalf of the Company in exchange for the issuance of 7,187,500 Class B common stock (the “Founder Shares”). The Founder Shares included an aggregate of up to 937,500 Class B common stock subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (see Note 5).

On September 11, 2021, the underwriters’ over-allotment option expired. As a result, 937,500 shares of Class B common stock were forfeited (see Note 8).

The Sponsor has agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, sold until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination or (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their common stock for cash, securities or other property.

A total of twelve anchor investors (the “Anchor Investors” representing both the Original Anchor Investors and the Additional Anchor Investors as defined below) purchased Units in the Initial Public Offering; nine of which each purchased 2,400,000 Units at the offering price of $10.00 per Unit, and three of which each purchased 1,200,000 Units at the offering price of $10.00 per Unit. Pursuant to such Units, the Anchor Investors have not been granted any stockholder or other rights in addition to those afforded to the Company’s other public stockholders.

Three anchor investors (the “Original Anchor Investors”) entered into separate subscription agreements in February 2021 with the Sponsor for indirect interests in the Founder Shares held by the Sponsor for a nominal amount. Certain interests in Founder Shares were granted to the Original Anchor Investors subject to a performance condition (i.e., if any Anchor Investor transfers the Units purchased in the Initial Public Offering (or the Class A common stock underlying such Units) prior to the closing of an initial Business Combination (other than to its affiliates or such other parties that are approved in advance in writing by the Sponsor) or it elects to redeem any of the Class A common stock purchased in the Initial Public Offering) and must be returned to the Sponsor if performance conditions are not met. Compensation expense related to these interests will be recognized only when the performance condition is probable of occurrence under ASC Topic 718, Compensation — Stock Compensation (“ASC 718”). As of December 31, 2022, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date satisfaction of the performance obligation is considered probable in an amount equal to the number of Founder Shares times the grant date fair value per share (unless subsequently modified) less the amount initially received for the purchase of the Founder Share interests. The fair value of these interests in the Founder Shares sold to the Original Anchor Investors was estimated at $1,796,901 or approximately $4.09 per share.

The other nine anchor investors (the “Additional Anchor Investors”) entered into separate subscription agreements in July 2021 with the Sponsor for indirect interests in the Founder Shares held by the Sponsor. The Additional Anchor Investors purchased interests representing an aggregate of 1,125,000 Founder Shares at a purchase price of $0.004 per share or $3,938 in the aggregate. Further, the Additional Anchor Investors are not required to (i) hold any Units, shares of Class A common stock or warrants they may purchase in the Initial Public Offering or thereafter for any amount of time, (ii) vote any shares of Class A common stock they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The Anchor Investors will have the same rights to the funds held in the Trust Account with respect to the shares of Class A common stock underlying the Units they may purchase in the Initial Public Offering as the rights afforded to the other public stockholders.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Company estimated the fair value at July 20, 2021 of the Founder Share interests attributable to the Additional Anchor Investors to be $7,211,250 or $6.41 per share. The excess of the fair value of the Founder Shares sold over the purchase price was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost will be allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to derivative warrant liabilities were expensed immediately in the statement of operations upon the Initial Public Offering. Offering costs allocated to the Public Shares were charged to stockholder’s equity (deficit) at the date of the Initial Public Offering.

On February 24, 2021, the Sponsor granted units in the Sponsor to certain of the Company’s directors, executive officers, and other advisors representing indirect interests in the Founder Shares for no cash consideration. These awards are subject to ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The indirect interests in the Founder Shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the indirect interests in the Founder Shares are recognized only when the performance condition is probable of occurrence. As of September 30, 2022, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of indirect interests in the Founder Shares that ultimately vest multiplied by the grant date fair value per share (unless subsequently modified).

The total number of indirect interests in the Founder Shares granted were 1,404,532 shares with a grant date fair value consistent with that of the Original Anchor Investors.

Promissory Note — Related Party

On February 10, 2021, the Company issued an unsecured promissory note, as amended on July 6, 2021, to the Sponsor (the “Promissory Note”), pursuant to which the Company received proceeds of $350,000 to cover expenses related to the Initial Public Offering. The Promissory Note was non-interest bearing and was payable on the earlier of (i) June 30, 2022 or (ii) the completion of the Initial Public Offering. On August 5, 2021, the Company repaid the outstanding balance under the Promissory Note. The Company no longer has the ability to borrow under the Promissory Note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants issued to the Sponsor. There was no outstanding balance of Working Capital Loans as of December 31, 2022.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Public Relation Services

Daniel J. Edelman Inc. provides public relation services to the Company relating to finding a suitable target for the initial Business Combination. George Hornig who serves as Co-Chair of the Board, is also a director of Daniel J. Edelman Holdings Inc., the parent company of Daniel J. Edelman Inc. For the year ended December 31, 2022, the Company did not incur any expenses in relation to the services described above. For the period from February 2, 2021 (inception) through December 31, 2021, the Company incurred $46,811 in expenses related to the services described above of which $44,558 was paid during the period from February 2, 2021 (inception) through December 31, 2021. $2,253 is included in accounts payable in the accompanying balance sheet as of December 31, 2021, which was paid off during the year ended December 31, 2022.

NOTE 6. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on August 2, 2021, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founders Shares) are entitled to registration rights. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 3,750,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On September 11, 2021, the over-allotment option expired.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $5,000,000 in the aggregate, upon the closing of the Initial Public Offering. In addition, $0.35 per Unit, or $8,750,000 in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. WARRANTS

As of December 31, 2022, there were 7,700,000 Private Placement Warrants and 12,500,000 Public Warrants outstanding.

A warrant holder may exercise its warrants only for a whole number of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Accordingly, unless you purchase at least two Units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a current prospectus relating thereto is current, subject to the satisfying the obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 7. WARRANTS (cont.)

common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant, if not cash settled, will have paid the full purchase price for the Unit solely for the share of Class A common stock underlying such Unit.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of an initial Business Combination, the Company will use the commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants, and the Company will use the commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of an initial Business Combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed; provided that if the shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.    Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share.

The Company will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A common stock is available throughout the 30-day redemption period, unless the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable, the Company may exercise the redemption right even if the Company are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.    Commencing ninety days after the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by the redemption date and the fair market value of the Company’s Class A common stock; and

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 7. WARRANTS (cont.)

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company send the notice of redemption to the warrant holders is less than $18.00 per share, then the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

In addition, if (x) the Company issue additional common stock or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination (excluding any Forward Purchase Securities (as defined below)) at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an Business Combination on the date of the completion of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummate an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described below under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 100% and 180%, respectively, of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable (except as described above under “Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00”); (2) they (including the shares of Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of an initial Business Combination, as described below; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the common stock issuable upon exercise of these warrants) are entitled to registration rights.

In connection with the Initial Public Offering, the Company entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Peterson Partners, a member of the Sponsor, pursuant to which Peterson Partners has subscribed to purchase from the Company 4,000,000 units, with each unit consisting of one share of Class A common stock (“Forward Purchase Shares”) and one-half of one warrant to purchase one share of Class A common stock (“Forward Purchase Warrants,” and together with the Forward Purchase Shares, the “Forward Purchase Securities”) for $10.00 per unit, or an aggregate amount of up to $40,000,000, in a private placement that will close concurrently with the closing of an initial Business Combination. The Forward Purchase Shares will be identical to the shares of Class A common stock included in the Units sold in the Initial Public Offering, except that they will be subject to certain transfer restrictions, and the Forward Purchase Warrants shall be identical to the Private Placement Warrants. As of December 31, 2022, the Company estimated the fair value of the Forward Purchase Agreement to be a derivative liability of $484,000.

The obligations under the Forward Purchase Agreement do not depend on whether any shares of Class A common stock are redeemed by the public stockholders. The obligation of Peterson Partners to purchase units under the Forward Purchase Agreement will, among other things, be terminated in the event that the Company does not complete a Business Combination within the Combination Period.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 7. WARRANTS (cont.)

The Company accounts for the 20,200,000 warrants issued in connection with the Initial Public Offering (including 12,500,000 Public Warrants and 7,700,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.

The accounting treatment of derivative financial instruments required that the Company record the warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. As of December 31, 2022, the Company estimated the fair value of the warrant derivative liabilities to be $1,616,000. The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities are adjusted to current fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

NOTE 8. STOCKHOLDERS’ DEFICIT

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Board. As of December 31, 2022, there were no shares of preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share. As of December 31, 2022, there were 25,000,000 shares of Class A common stock issued and outstanding, of which 25,000,000 shares of Class A common stock are subject to possible redemption.

Class B common stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share. As of December 31, 2022, there were 6,250,000 shares of Class B common stock issued and outstanding. On September 11, 2021, the underwriters 45-day option expired. As a result, 937,500 shares of Class B common stock were forfeited.

Holders of Class B common stock will have the right to appoint all of the directors and may remove members of the Board for any reason. On any other matter submitted to a vote of the stockholders, holders of the shares of Class B common stock and holders of the Class A common stock will vote together as a single class, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of an initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities (as described herein), are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of an initial Business Combination, the ratio at which the shares of Class B common stock will convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the issued and outstanding shares of Class B common stock agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, 20% of the sum of all shares of Class A common stock issued and outstanding at the date of the Initial Public Offering, plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with an initial Business Combination, excluding any Forward Purchase Securities and any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 9. INCOME TAX

The Company’s net deferred tax assets (liabilities) as of December 31, 2022 and 2021 is as follows:

	December 31,
	2022	2021
Deferred tax assets:
Start-up costs	$414,045	$116,053
Net operating loss carryforwards	—	34,511
Total deferred tax assets	414,045	150,564
Valuation allowance	(414,045)	(146,611)
Deferred tax liabilities:
Unrealized gain on investments	(365,381)	(3,953)
Total deferred tax liabilities	(365,381)	(3,953)
Deferred tax liabilities, net of allowance	$(365,381)	$—

The income tax provision for the year ended December 31, 2022 and for the period from February 2, 2021 (inception) through December 31, 2021 consists of the following:

	For the year ended December 31, 2022	For the period from February 2, 2021 (inception) through December 31, 2021
Federal
Current	$393,497	$—
Deferred	97,948	(146,611)
State
Current	$—	$—
Deferred	—	—
Change in valuation allowance	267,433	146,611
Income tax provision	$758,878	$—

As of December 31, 2022 and 2021, the Company had available U.S. federal operating loss carry forwards of approximately $0 and $164,000, respectively, that may be carried forward indefinitely.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of certain deferred tax assets and has therefore established a valuation allowance. For the year ended December 31, 2022 and for the period from February 2, 2021 (inception) through December 31, 2021, the change in valuation allowance was $267,433 and $146,611, respectively.

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 9. INCOME TAX (cont.)

A reconciliation of the federal income tax rate to the Company’s effective tax rates for the year ended December 31, 2022 and for the period from February 2, 2021 (inception) through December 31, 2021 is as follows:

	For the year ended December 31, 2022	For the period from February 2, 2021 (inception) through December 31, 2021
Statutory federal income tax rate	21.0%	21.0%
Change in fair value of derivative warrant liabilities	(17.8)%	(31.2)%
Change in fair value of derivative liability – forward purchase agreement	0.8%	2.1%
Non-deductible transaction costs	0.0%	4.8%
Change in valuation allowance	2.2%	3.3%
Income tax provision	6.2%	0.0%

The Company files income tax returns in the U.S. federal jurisdiction, California and Illinois which remain open and subject to examination for the period from February 2, 2021 (inception) through December 31, 2021.

NOTE 10. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Amount at Fair Value	Level 1	Level 2	Level 3
December 31, 2022
Assets
Investments held in Trust Account:
Money Market investments	$253,668,826	$253,668,826	$—	$—
Liabilities
Warrant liability – Public Warrants	$1,000,000	$1,000,000	$—	$—
Warrant liability – Private Placement Warrants	$616,000	$—	$616,000	$—
Derivative liability – forward purchase agreement	$484,000	$—	$—	$484,000
December 31, 2021
Assets
Investments held in Trust Account:
Money Market investments	$250,036,950	$250,036,950	$—	$—
Liabilities
Warrant liability – Public Warrants	$7,375,000	$7,375,000	$—	$—
Warrant liability – Private Placement Warrants	$4,543,000	$—	$—	$4,543,000
Derivative liability – forward purchase agreement	$16,000	$—	$—	$16,000

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The Company utilized a binomial lattice model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants as of December 31, 2022 and December 31, 2021 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker HWELW. The quoted price of the Public Warrants was $0.08 and $0.59 per warrant as of December 31, 2022 and December 31, 2021, respectively.

In prior periods, the Company utilized a binomial lattice model to value the Private Placement Warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the Private Placement Warrant liability was initially determined using Level 3 inputs. As of December 31, 2022, the Private Placement Warrants are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

The model used to estimate the fair value of the derivative asset for the Forward Purchase Agreement is based on the assumption that the Forward Purchase Securities are equivalent to the Units and determined, on a per unit basis, as the price of the Units less the present value of the contractually stipulated forward price of $10.00.

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in September 2021 when the Public Warrants were separately listed and traded. The estimated fair value of the Private Placement Warrants transferred from a Level 3 fair value measurement to a Level 2 fair value measurement in the fourth quarter of 2022 due to the use of an observable market quote for a similar asset in an active market.

The following table provides the significant inputs to the binomial lattice method for the initial fair value of the Public Warrants:

At August 5, 2021 (Initial Measurement)
Stock price	$9.88
Strike price	$11.50
Dividend yield	—%
Term to expected Business Combination (in years)(1)	1.0
Volatility	16.0%
Risk-free rate(2)	0.87%
Fair value of warrants	$0.92

____________

(1)      The Public Warrants expire 5 years after an initial Business Combination (see Note 7). As such, the full expected term of the Public Warrants used for the valuation was 6.0 years as of August 5, 2021.

(2)      The risk-free rate was based on U.S. Treasury Rates commensurate with the remaining term to Business Combination/expiration of the Public Warrants (see Note 7).

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The following table provides the significant inputs to the binomial lattice method for the fair value of the Private Placement Warrants:

As of December 31, 2021
Stock price	$9.69
Strike price	$11.50
Dividend yield	—%
Term to expected Business Combination (in years)(1)	0.6
Volatility	10.6%
Risk-free rate(2)	0.23%/1.31%
Fair value of warrants	$0.59

____________

(1)      The Private Placement Warrants expire 5 years after an initial Business Combination (see Note 7). As such, the full expected term of the Private Placement Warrants used for the valuation was 5.6 years as of December 31, 2021.

(2)      The risk-free rate was based on U.S. Treasury Rates commensurate with the remaining term to Business Combination/expiration of the Private Placement Warrants (see Note 7).

The following table provides the significant inputs to the model for the fair value of the Forward Purchase Agreement:

	As of December 31, 2022	As of December 31, 2021
Stock price	$9.91	$9.69
Strike price	$11.50	$11.50
Dividend yield	—%	—%
Term to expected Business Combination (in years)	0.5	0.6
Volatility	de minimus	10.6%
Risk-free rate(1)	4.70%/3.98%	0.23%/1.31%
Probability of Business Combination	60%	N/A(2)
Fair value of derivative (asset) liability – forward purchase agreement	$0.121	$0.004

____________

(1)      The risk-free rate was based on U.S. Treasury Rates commensurate with the remaining term to Business Combination/expiration of the Private Placement Warrants (see Note 7).

(2)      The Company explicitly incorporated the probability of a Business Combination in its valuation as of December 31, 2022, in addition to the probability implicit in the trade price of the Units, to account for the rising risk-free rates. The Company used only the probability implicit in the trade price of the Units in its valuation as of December 31, 2021.

The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:

Initial measurement as of August 5, 2021	$18,144,000
Transfer of Public Warrants to Level 1 measurement	(11,500,000)
Change in fair value	(2,085,000)
Fair value as of December 31, 2021	4,559,000
Transfer of Private Placement to Level 2 measurement	(1,540,000)
Change in fair value	(2,535,000)
Fair value as of December 31, 2022	$484,000

HEALTHWELL ACQUISITION CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The Company recognized gains in connection with changes in the fair value of warrant liabilities of $10,302,000 (including $6,375,000 related to the Public Warrants — Level 1 and $3,927,000 related to the Private Placement Warrants — Level 3) within the statement of operations for the year ended December 31, 2022. The Company recognized a loss in connection with changes in the fair value of derivative liability — forward purchase agreement of $468,000 within the statement of operations for the year ended December 31, 2022.

The Company recognized gains in connection with changes in the fair value of warrant liabilities of $6,666,000 within the statement of operations for the period from February 2, 2021 (inception) through December 31, 2021. The Company recognized losses in connection with changes in the fair value of derivative liability — forward purchase agreement of $456,000 within the statement of operations for the period from February 2, 2021 (inception) through December 31, 2021.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Starton Therapeutics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starton Therapeutics, Inc. (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, and changes in stockholders’ deficit and cash flows for each of the two years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ Marcum llp

Marcum llp

New York, NY

July 12, 2023

STARTON THERAPEUTICS, INC.
CONSOLIDATED BALANCE SHEETS

	March 31, 2023	March 31, 2022
ASSETS
Current assets:
Cash	$142,486	$330,442
Prepaid expenses and other current assets	13,600	80,117
Total current assets	156,086	410,559

Property and equipment, net	186,765	251,298
Intangible assets, net	272,638	275,707
Operating right-of-use lease asset	1,376,953	1,492,326
Other assets	144,272	144,272
Total assets	$2,136,714	$2,574,162

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,512,463	$955,581
Accounts payable – related party	1,773,617	75,297
Accrued expenses	253,593	130,374
Accrued compensation	304,503	690,748
Deposit for sale of asset	2,000,000	2,000,000
Operating lease liability	160,739	174,368
Total current liabilities	6,004,915	4,026,368

Operating lease liability – non-current portion	1,451,431	1,560,398
Total liabilities	7,456,346	5,586,766

Commitments and contingencies (Note 11)

Stockholders’ Deficit
Common stock, no par value, unlimited shares authorized (83,292,628 and 81,936,212 issued and outstanding as of March 31, 2023 and 2022, respectively)	35,416,856	31,353,677
Common stock subscriptions – net of subscription receivable	226,200	425,127
Additional paid-in capital	8,453,375	4,566,516
Accumulated other comprehensive (loss) income	(61,889)	3,542
Accumulated stockholders’ deficit	(49,354,174)	(39,361,466)
Total stockholders’ deficit	(5,319,632)	(3,012,604)
Total liabilities and stockholders’ deficit	$2,136,714	$2,574,162

The accompanying notes are an integral part of these consolidated financial statements.

STARTON THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Year Ended March 31,
	2023	2022
License revenue	$—	$2,500,000

Operating expenses:
Research and development	4,100,279	8,107,075
Research and development – related party	1,697,534	1,777,683
General and administrative	3,807,786	4,164,623
General and administrative – related party	387,000	375,750
Total operating expenses	9,992,599	14,425,131

Operating loss	(9,992,599)	(11,925,131)

Other income (expense):
Interest income	—	680
Interest expense	(109)	(275)
Other, net	—	(772)
Total other (expense)	(109)	(367)

Net loss	$(9,992,708)	$(11,925,498)

Net loss per common share – basic and diluted	$(0.12)	$(0.15)

Weighted average common shares – basic and diluted	82,335,503	81,094,052

Net loss	$(9,992,708)	$(11,925,498)
Other comprehensive income:
Foreign currency translation adjustments	(65,431)	9,277
Comprehensive loss	$(10,058,139)	$(11,916,221)

The accompanying notes are an integral part of these consolidated financial statements.

STARTON THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Common Stock		Common Stock Subscription/ Subscription Receivable	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Stockholders’ Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance at March 31, 2021	80,653,618	$27,694,407	$41,152	$2,163,672	$(5,735)	$(27,435,968)	$2,457,528
Net loss	—	—	—	—	—	(11,925,498)	(11,925,498)
Foreign exchange translation adjustments	—	—	—	—	9,277	—	9,277
Stock-based compensation	—	—	—	2,402,844	—	—	2,402,844
Issuance of common stock in connection with private placement, net of cash issuance costs and stock issued as offering costs	1,142,287	3,413,120	—	—	—	—	3,413,120
Issuance of common stock for issuance costs	2,704	—	—	—	—	—	—
Issuance of common stock for subscriptions	43,360	41,152	(41,152)	—	—	—	—
Subscription of common stock, net of cash issuance costs	—	—	453,803	—	—	—	453,803
Receivable for subscription of common stock	—	—	(28,676)	—	—	—	(28,676)
Issuance of common stock for services provided	94,243	204,998	—	—	—	—	204,998
Balance at March 31, 2022	81,936,212	$31,353,677	$425,127	$4,566,516	$3,542	$(39,361,466)	$(3,012,604)
Net loss	—	—	—	—	—	(9,992,708)	(9,992,708)
Foreign exchange translation adjustments	—	—	—	—	(65,431)	—	(65,431)
Stock-based compensation	—	—	—	3,886,859	—	—	3,886,859
Common stock issued for services	38,581	67,400	—	—	—	—	67,400
Net proceeds from the issuance of Common stock	1,141,067	3,447,799	(425,127)	—	—	—	3,022,672
Cash received for common stock subscriptions	—	—	226,200	—	—	—	226,200
Conversion of management loans into common stock	176,768	$547,980	—	$—	$—	$—	547,980
Balance at March 31, 2023	83,292,628	$35,416,856	$226,200	$8,453,375	$(61,889)	$(49,354,174)	$(5,319,632)

The accompanying notes are an integral part of these consolidated financial statements.

STARTON THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(9,992,708)	$(11,925,498)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	3,344,362	2,402,844
Gain on settlement of accrued bonus	(247,646)	—
Common stock issued for services	67,400	882,922
Amortization of operating lease right of use asset	289,740	289,740
Depreciation and amortization	84,409	75,790
Changes in assets and liabilities:
Accounts receivable	—	2,500,000
Prepaid expenses and other current assets	66,517	5,627
Accounts payable	556,882	435,966
Accounts payable – related party	1,698,320	75,297
Accrued expenses	123,219	1,084
Accrued compensation	403,898	535,842
Deferred revenue	—	(2,500,000)
Operating lease liability	(296,963)	(201,640)
Net cash used in operating activities	(3,902,570)	(7,422,026)

Cash Flows from Investing Activities:
Deposit for sale of asset	—	350,000
Purchases of property and equipment	(16,807)	(80,262)
Purchases of intangible assets	—	(53,068)
Net cash (used in) provided by investing activities	(16,807)	216,670

Cash Flows from Financing Activities:
Proceeds from management loans	547,980	—
Net proceeds from issuance of common stock	3,022,672	3,413,120
Cash proceeds from common stock subscriptions	226,200	425,127
Net cash provided by financing activities	3,796,852	3,838,247

Effect of exchange rate differences	(65,431)	6,979

Net decrease in cash	(187,956)	(3,360,130)
Cash at beginning of period	330,442	3,690,572
Cash at end of period	$142,486	$330,442

Non-cash disclosures:
Common stock issued as issuance cost for private placement	$—	$6,690
Options issued to pay out accrued bonus	$542,497	$—
Conversion of management loans into common stock	$547,980	$—

The accompanying notes are an integral part of these consolidated financial statements.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 1. DESCRIPTION OF BUSINESS ORGANIZATION, BUSINESS OPERATIONS, GOING CONCERN, AND RISKS AND UNCERTAINTIES

Business

Starton Therapeutics Inc. and its subsidiary (collectively, the “Company”) is a clinical-stage biotechnology company focused on improving standard-of-care therapies for people with cancer. The Company is a Canadian registered corporation with a U.S. subsidiary, both named Starton Therapeutics, Inc. The Company uses continuous delivery of proven, U.S. Food and Drug Administration (the “FDA”) approved, active pharmaceutical ingredients to develop and bring products to market with new indications or with superior outcomes in existing indications. The Company was formed on February 7, 2017 and is incorporated under the laws of the Province of British Columbia.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $9,992,708 and $11,925,498 for the years ended March 31, 2023 and 2022, respectively. Net cash used in operating activities was $3,902,570 and $7,422,026 in the years ended March 31, 2023 and 2022, respectively. Additionally, the Company had an accumulated deficit of $49,354,174 and $39,361,466 as of March 31, 2023 and 2022, respectively. The Company expects to continue to incur net losses and expects significant cash outflows for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period within one year after the date that the consolidated financial statements are issued.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional operating capital and advance development of its product candidates. The Company is currently engaging in significant research and development activities related to these product candidates and expects to incur significant research and development expenses in the future. These research and development activities are subject to significant risks and uncertainties. The Company intends to finance its future development activities and working capital needs largely from the sale of equity securities. There can be no assurance, however, that the Company will be successful in this endeavor.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the financial statements of Starton Therapeutics Inc. and its wholly-owned subsidiary, Starton Therapeutics, Inc., a company incorporated under the laws of the State of Delaware. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

License Revenue — license revenues are determined based on an assessment of whether the license is distinct from any other performance obligations that may be included in the underlying licensing arrangement. If the customer is able to benefit from the license without provision of any other performance obligations by the Company and the license is thereby viewed as a distinct or functional license, the Company then determines whether the customer has acquired a right to use the license or a right to access the license. For functional licenses that do not require further development or other ongoing activities by the Company, the customer is viewed as acquiring the right to use the license as, and when, transferred and revenues are generally recorded at a point in time, subject to contingencies or constraints. For symbolic licenses providing substantial value only in conjunction with other performance obligations to be provided by the Company, revenues are generally recorded over the term of the license agreement. Such other obligations provided by the Company generally include manufactured products, additional development services or

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

other deliverables that are contracted to be provided during the license term. Payments received in excess of amounts ratably or otherwise earned are deferred and recognized over the term of the license or as contingencies or other performance obligations are met.

Foreign Currency Translation

The financial statements of Starton Therapeutics Inc. are translated into U.S. dollars (“USD”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830 (Topic 830, Foreign Currency Matters). The financial statements are presented in USD, which is the Company’s functional and presentational currency. Items included in the financial statements are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. Where the functional currency of an entity is its local currency, balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Gains and losses resulting from translation are accumulated in a separate component of stockholders’ equity. Gains and losses on transactions denominated and settled in a foreign currency are reflected in the consolidated statements of operations and comprehensive loss. Net foreign currency gains (losses) included in operations were immaterial to the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. Accounts requiring the use of significant estimates consist of valuation of deferred taxes and stock-based compensation calculations.

Reclassifications

Certain reclassifications have been made to the prior year’s financial information in order to conform to the current year’s presentation. In both years presented, accounts payable amounts pertaining to related parties is presented separately on the consolidated balance sheet and statement of cash flows.

Research and Development

Research and development expenditures are charged to the consolidated statement of operations in the year in which it is incurred, with the exception of expenditures incurred in respect of the development of major new products where the outcome of those projects is assessed as being reasonably certain as to viability and technical feasibility. Such expenditure is capitalized and amortized straight line over the estimated period of sale for each product, commencing in the year that sales of the product are first made. To date, the Company has not capitalized any such expenditures.

Equity-Based Payments

The Company accounts for equity-based payments in accordance with ASC 718 (Topic 718, Compensation-Stock Compensation), which requires companies to measure the cost of employee and non-employee services received in exchange for the award of equity instruments based on the estimated fair value of the award at the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award. The Company accounts for shares of common stock and stock options issued to employees and non-employees based on the fair value of the stock or the stock option, if that value is more reliably measurable than the fair value of the consideration or services received.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting for Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits which are not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted. The Company has determined that all of its deferred tax benefits will not more likely than not be realized due to its historical and expected future taxable losses. Accordingly, the Company has maintained a full valuation allowance for the current and prior fiscal years.

Net Loss per Share

Basic and diluted net loss per share are computed using the weighted average number of shares of common stock outstanding during the period. Equivalent common shares, consisting of 16,635,295 and 12,349,605 stock options, are excluded from the calculation of diluted net loss per share for the years ended March 31, 2023 and 2022, respectively, since their effect is antidilutive due to the net loss of the Company.

Cash

Cash consists of bank accounts and totals $142,486 as of March 31, 2023 and $330,442 as of March 31, 2022, respectively. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. The Company has not experienced any losses in such accounts, periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible. The Company’s foreign bank accounts are not subject to FDIC insurance. Cash held in Canadian bank accounts as of March 31, 2023 was $13,408 and as of March 31, 2022 was $26,232 in U.S. dollars, respectively.

Fair Value Measurements

ASC 820-10 (Topic 820, Fair Value Measurements and Disclosures) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820-10 also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

The three-level hierarchy for fair value measurements is defined as follows:

a.      Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

b.      Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly including inputs in markets that are not considered to be active; and

c.      Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As of March 31, 2023 and 2022, the Company did not have any level 2 or level 3 instruments.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from three (3) years for computer equipment to five (5) years for lab equipment and furniture and fixtures.

The Company assesses long-lived assets for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset grouping may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in its use of the assets. Long-lived assets are considered a non-financial asset and are recorded at fair value only if an impairment charge is recognized. There were no indicators or impairment to the Company’s long-lived assets and no impairment charges were recorded for the years ended March 31, 2023 and 2022.

Intangible Assets, Net

Patents and capitalized costs related to patents are stated at cost and are amortized using the straight-line method over the established useful life of nineteen (19) years. The Company reviews its patents periodically to determine whether they have continuing value, or their value has become impaired. Such review includes an analysis of the patent’s ultimate revenue and profitability potential. Management’s review addresses whether each patent continues to fit into the Company’s strategic business plans.

Leases

Determination if an arrangement is a lease is made at inception. An arrangement is determined to contain a lease if the contract conveys the right to control the use of an identified property and equipment for a period of time in exchange for consideration. If the Company can benefit from the various underlying assets of a lease on their own or together with other resources that are readably available, or if the various underlying assets are neither highly dependent or highly interrelated with underlying assets in the arrangements, they are considered to be a separate lease component. In the event multiple underlying assets are identified, the lease consideration is allocated to the various components based on each on the component’s relative fair value.

Operating lease assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease arrangement. Operating lease assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, in determining the operating lease liability, the Company uses an estimate of the Company’s incremental borrowing rate. The calculation of the operating lease assets includes any lease payments made and excludes any lease incentives. The Company’s lease terms may include options to extend or terminate the lease and are included when it is reasonably certain that the Company will exercise the option.

The Company records operating lease assets and lease liabilities in its consolidated balance sheets. Lease expenses for lease payments is recognized on a straight-line bases over the lease term. Short-term leases, or leases that have a lease term of 12 months or less at consummation date, are excluded from this treatment and are recognized on a straight-line basis over the term of the lease. The Company has not entered into any material short-term lease or financing leases as of March 31, 2023.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of the accompanying consolidated financial statements and such consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

New Accounting Standards

From time to time, new accounting standards are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed below, the Company does not believe that the adoption of recently issued standards have or may have a material impact on the Company’s consolidated financial statements or disclosures.

NOTE 3. OUT-LICENSING AGREEMENT

In February 2021, the Company entered into an exclusive development and commercial license agreement with Haisco Pharmaceutical Group Co., Ltd. (the “Haisco Agreement”). Under the terms of the Haisco Agreement, Haisco will receive development, manufacturing, and commercial rights for STAR-OLZ, a multi-day transdermal patch delivery system of olanzapine, in Mainland China. In consideration for the rights granted to Haisco, the Company received an upfront payment of $2.5 million. The Company will also receive future development milestone payments of up to $5.0 million, and tiered royalty payments from high single-digit to low-teens on net sales of the product in the licensed territory.

The Company accounted for the Haisco Agreement under ASC 606 and identified the exclusive license as a distinct performance obligation since Haisco can benefit from the license on its own by developing and commercializing the underlying product using its own resources after completion of the Company’s human bioavailability clinical study. In addition, the Company will provide a clinical and, if requested and for a period not to exceed twelve (12) months from commercial launch in the licensed territory, commercial supply of STAR-OLZ to Haisco for the licensed territory. The Company determined that the optional right to future products under these supply agreements is not considered to represent a material right.

During the fiscal year ended March 31, 2021, the Company recorded the upfront payment of $2.5 million as deferred revenue. During the fiscal year ended March 31, 2022, the Company satisfied this performance obligation after completing the human bioavailability clinical study and providing the clinical data to Haisco. The Company recognized the upfront payment of $2.5 million as license revenue in its consolidated statement of operations and comprehensive loss.

During the fiscal year ended March 31, 2023, there have been no further transactions between the Company and Haisco.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 3. OUT-LICENSING AGREEMENT (cont.)

The Company considered the future potential development milestone as well as the sales-based royalties to be variable consideration. The future potential milestone payments were not included in the transaction price as they were all determined to be fully constrained under ASC 606. The Company determined that the achievements of such development milestones are contingent upon success in future clinical trials and regulatory approvals, which are not within the Company’s control and are uncertain at this stage. The Company expects that the royalty arrangements will be recognized when the sales occur, because the license is the predominant item to which the royalties relate. The Company will re-evaluate the transaction price at each reporting period and as uncertain events are resolved or other changes in circumstances occur.

The Haisco Agreement will remain in effect until ten (10) years after the first commercial sale of STAR-OLZ in Mainland China, and automatically renew for one (1) year periods unless either party provides written notice of non-renewal at least six (6) months prior to the expiration of the then-applicable term. The Haisco Agreement contains customary termination language for material breach of contract, insolvency, assignment, and convenience upon three (3) months’ written notice by either party.

NOTE 4. RELATED PARTY AGREEMENTS

Research Service and Assignment Agreements

On October 10, 2017, the Company entered into a research service agreement, amended on January 22, 2018, with Transdermal Research Pharma Laboratories LLC (the “Lab”), whereby the Company agreed to sponsor research studies at the Lab in connection with certain transdermal patch technology. The managing director of the Lab is also a director and stockholder of the Company. The research service agreement had a 3-year term with a termination date of October 10, 2020 and payment terms covered a 17-month period through April 30, 2019. The research service contract was made in connection with the Company entering into an assignment agreement to which the Company was assigned certain intellectual property from the Lab.

On September 9, 2019, the Company entered into a new research service agreement with the Lab, whereby the Company agreed to continue to sponsor research studies at the Lab in connection with the development of transdermal patch technology. The new research service agreement has a 6-year term with a termination date of September 9, 2025.

On November 16, 2017, the Company entered into an assignment agreement, amended on March 28, 2018, with Alpha to Omega Pharmaceutical Consultants, Inc. (“AOPC”), whereby the Company issued 25,000,000 shares of the Company’s common stock at $0.001 per share for the transdermal patch technology. In addition, 5,000,000 shares of the Company’s common stock are to be issued to a designee of AOPC upon the Lab meeting certain milestones to the feasibility of two (2) potential transdermal delivery patches. On March 28, 2018, this assignment agreement was amended by the parties to change the designee to a former director and stockholder. In October 2018, in connection with the Lab achieving certain milestones for the feasibility of two (2) potential transdermal delivery patches, the Company issued 5,000,000 shares of the Company’s common stock to a designee of AOPC at $0.83 per share, the fair market value of the Company’s common stock as of the date that milestones were achieved. The managing partner of the Lab is also the president of AOPC.

On September 9, 2019, the Company entered into a new assignment agreement with AOPC that replaced the original and amended assignment agreement, whereby the Company agreed to issue shares of the Company’s common stock to a designee of AOPC upon the achievement of additional transdermal formulations. On December 18, 2019,

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 4. RELATED PARTY AGREEMENTS (cont.)

the Company amended the new assignment agreement and agreed to issue shares of its common stock to a designee of AOPC for the development of additional transdermal formulations equal to a total value of $2.0 million per formulation. The shares will be issued at the fair value of the Company’s common stock at the time the milestones are achieved. AS of March 31, 2023 and 2022, no milestones have been achieved.

The Company has also entered into consulting/service arrangements with certain of its officers and directors which amount to $2.1 million and $2.2 million for the years ended March 31, 2023 and 2022, respectively. For the year ended March 31, 2023, $1,697,534 is included in Research and development — related party and $387,000 is included in General and administrative — related party within the accompanying consolidated statement of operations and comprehensive loss. For the year ended March 31, 2022, $1,777,683 is included in Research and development — related party and $375,750 is included in General and administrative — related party in the statement of operations and comprehensive loss.

Accounting Treatment of Agreements

The Company reviewed guidance provided in ASC 350-30-25 (Topic 350, Intangibles — Goodwill and Other Intangibles) and ASC 730 (Topic 730, Research and Development) to determine the initial recognition of an intangible asset upon the issuance of the 25,000,000 shares of the Company’s common stock. Per ASC 350-30-25-1, the intellectual property acquired as an intangible asset through the development of the transdermal patches by the Lab meets the criteria noted in ASC 350-30-25-1 through ASC 350-30-25-2 due to the intellectual property being (i) acquired individually and (ii) the cost of the intellectual property acquired in the transaction was based on an agreed upon price between the parties and did not give rise to goodwill. The Company also determined the patch technology acquired has alternative future uses and should be accounted for under Topic 730. At the time of the transaction, the Company deemed the fair value of the intellectual property to be $25,000 based on the then-current price per share of the Company’s common stock ($0.001 per common share) see Note 7.

The Company reviewed guidance provided in Topic 730-10-25-2 (Topic 730, Research and Development) to determine the recognition of the issuance of the 263,158 shares of the Company’s common stock in connection with the Lab achieving a certain milestone during the fiscal year ended March 31, 2021. The Company determined that any milestones met subsequent to the initial assignment of the transdermal patch technology should be expensed as incurred. The milestone was determined to have no alternative future use and, therefore, no separate economic value pursuant to the guidance. At the time of the transaction, the Company deemed the fair value of the transaction to be $500,000, which was recorded as research and development expense in the consolidated statement of operations. The fair value was determined using the private placement sale in March 2023 of the Company’s common stock which was $1.90 per common share. There were no milestones achieved during the years ended March 31, 2023 and 2022.

Pursuant to this research service agreement with the Lab, the Company incurred Lab research and development expenses of approximately $1.1 and $1.2 million for the years ended March 31, 2023 and 2022, respectively, which is included in Research and development — related party within the accompanying consolidated statement of operations and comprehensive loss.

As of March 31, 2023 and 2022, there was $1,773,617 and $75,297 outstanding in accounts payable — related party, respectively, consisting of consulting and lab service fees performed by related parties.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 4. RELATED PARTY AGREEMENTS (cont.)

Management Loans

The Company has received loans on an as-needed basis for working capital purposes from members of its management team, which were converted into shares of the Company’s common stock at $3.10 per share in October 2022. The following is a list of such loans/advances during the year ended March 31, 2023 for which the holder obtained common stock within the Company:

	For the Year Ended March 31, 2023
	Amount	Shares
Pedro Lichtinger	$306,500	98,871
Fotios Plakogiannis	$176,000	56,774
Kiriakos Perperidis	$65,480	21,123
Total	$547,980	176,768

Common Stock Subscriptions

Common stock subscriptions represent the dollar amount received from investors pertaining to an executed subscription agreement whereby the investor is awaiting the issuance of the common stock. Historically, the Company has had a common stock subscription receivable from related parties for these stock subscriptions. As of March 31, 2023 and 2022, there was common stock subscriptions of $226,200 and $425,127 (see Note 10. Stockholders’ Deficit for additional details), respectively.

NOTE 5. ASSET PURCHASE AGREEMENT

On January 23, 2020, the Company entered into an asset purchase agreement (“Asset Purchase Agreement”) to sell one of its transdermal patch technologies to Pike Therapeutics (“Pike”) for a purchase price of $5.0 million. Pursuant to the terms of the Asset Purchase Agreement, $750,000 was due upon execution of the agreement, $500,000 was due no later than the 30th day upon execution of the agreement, and the remainder of the purchase price of $3.75 million is due upon satisfaction or waiver of certain customary conditions and actions by both parties (the “Closing”).

On August 8, 2020, the Company entered into Amendment No. 1 to the Asset Purchase Agreement to amend the timing of the balance of the purchase price payments. The balance of $3.75 million shall be now payable as follows: (i) $1.0 million paid to the Company no later than December 31, 2020 and (ii) the $2.75 million shall be paid no later than the Closing Date. In addition, one of the termination clauses in the agreement extended the closing date from 180 days from the date of the agreement to June 30, 2021.

The Company received installment payments of $750,000 in January 2020, $500,000 in March 2020, $400,000 in October 2020, and $350,000 in September 2021, all of which were recorded as deposit for sale of asset. As of March 31, 2023 and 2022, the Company had deposit for sale of asset of $2.0 million. Upon Closing, Pike will make the remaining $1.75 million payment in full. The installment payments are non-refundable, whether or not the Closing occurs. On the date of the Closing, which includes Pike Therapeutics’ payment of the remainder of the purchase price ($3.75 million), the Company will deliver, among other things, physical possession of the acquired transdermal patch technology and the sale of the asset totaling $5 million will be recognized when the asset is transferred.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 6. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	March 31, 2023	March 31, 2022
Lab equipment	$378,022	$361,215
Computer equipment	15,247	15,247
Furniture and fixtures	4,238	4,238
Property and equipment – gross	397,507	380,700
Accumulated depreciation	(210,742)	(129,402)
Property and equipment – net	$186,765	$251,298

Depreciation expense was $81,340 and $74,192 for the years ended March 31, 2023 and 2022, respectively.

NOTE 7. INTANGIBLE ASSETS, NET

The following table summarizes the activity related to the Company’s intangible assets, net:

	Patents	Intellectual Property	Intangible Assets, Net
Balance at March 31, 2021	$199,237	$25,000	$224,237
Increase related to capitalized patent costs	53,068	—	53,068
Amortization expense	(1,598)	—	(1,598)
Balance at March 31, 2022	$250,707	$25,000	$275,707
Amortization expense	(3,069)	—	(3,069)
Balance at March 31, 2023	$247,638	$25,000	$272,638

The following table reflects the components of the finite-lived intangible assets:

March 31, 2022	Gross Amount	Accumulated Amortization	Net Carrying Value
Intangible assets – patents	$252,305	$(1,598)	$250,707
March 31, 2023	Gross Amount	Accumulated Amortization	Net Carrying Value
Intangible assets – patents	$252,305	$(4,667)	$247,638

Approximately $54,000 of patent costs are being amortized over 19 years. Future minimum amortization expense as of March 31, 2023 for each of the next five years is approximately $3,000 yearly and approximately $35,000 thereafter.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 8. ACCRUED COMPENSATION

Accrued compensation consists of the following:

	March 31, 2023	March 31, 2022
Annual bonus accrual	$245,479	$634,146
Payroll accrual	59,024	51,869
Payroll taxes and fees accrual	—	4,733
Accrued compensation	$304,503	$690,748

Bonuses accrued totaling $790,143 for the calendar year ended 2022 and 2021 were settled through the issuance of 254,883 stock options with a fair value of $542,497, resulting in a gain on the settlement of accrued bonuses of $247,646 (see Note 11).

NOTE 9. LEASE COMMITMENT

On January 13, 2020, the Company entered into a 10-year lease for lab and pilot manufacturing space as well as office space with a commencement date of April 15, 2020. This arrangement has a free rent period and an escalating rent payment provision of 2% per year. The Company has the option to terminate the lease on the seventh anniversary date of the lease commencement. If the Company desires to exercise the early termination option, the Company must do so by giving the landlord written notice of exercise at least six (6) months in advance and shall reimburse the landlord on a pro-rata basis all of Landlord’s costs associated with the Company’s occupancy, which shall include: any lab equipment installed by the landlord in the premises, alterations and/or construction and architectural and engineering costs related to or for the premises, brokerage commissions, rent concessions, and any other cost to the landlord associated with the Company’s occupancy.

Under ASU 2016-02, the Company determined whether an arrangement was or contained a lease at its inception. The Company recognizes lease liabilities based on the present value of the minimum lease payments not yet paid, by using the lease term and discount rate determined at lease commencement. As the Company’s lab and pilot manufacturing space lease does not provide an implicit rate, the Company used its incremental borrowing rate of 10.38% commensurate with the underlying lease terms to determine the present value of the lease payments.

Total lease expense recognized was $289,740 during each of the years ended March 31, 2023 and 2022. This lease expense relates to lab, pilot manufacturing, and office space in Paramus, New Jersey.

The following table summarizes information related to the Company’s lease as of March 31, 2023 and 2022:

Operating Leases	As of March 31, 2023	As of March 31, 2022
Operating right-of-use lease asset	$1,376,953	$1,492,326
Operating lease liability – current portion	$160,739	$174,368
Operating lease liability – non-current portion	$1,451,431	$1,560,398

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 9. LEASE COMMITMENT (cont.)

The following table summarizes the future minimum lease payments required under the lease agreement as of March 31, 2023:

Fiscal Year Ending March 31,	Operating Lease
2024	$302,683
2025	308,403
2026	314,123
2027	319,843
2028	325,563
Thereafter	696,411
Total minimum lease payments	$2,267,026
Less: discount	(654,856)
Present value of lease liability	$1,612,170

Current portion of operating lease liability	$160,739
Non-current portion of operating lease liability	1,451,431
$1,612,170

NOTE 10. STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue an unlimited number of common shares, with no par value associated with the issuance of shares.

Activity During the Year Ended March 31, 2023

The Company sold an aggregate of 1,141,067 shares of common stock for net proceeds of $3,447,799 for the year ended March 31, 2023, of which $452,127 of these proceeds were received in the year ended March 31, 2022 and the common stock was issued in the year ended March 31, 2023.

The Company issued an aggregate of 38,581 shares of its common stock as payment for services related to financial advisory, investor relations, and public relations. The aggregate fair market value of the common stock was $67,400 and was recorded as a general and administrative expense in the consolidated statement of operations for the year ended March 31, 2023. The fair value was determined using the most recent private placement sale of the Company’s common stock which was $3.10 per common share.

In October 2022, management loans totaling $547,980 were settled into 176,768 shares of common stock.

Activity During the Year Ended March, 31, 2022

The Company sold an aggregate of 1,142,287 shares of common stock in connection with a private placement for approximately $3.4 million for the year ended March 31, 2022.

The Company issued an aggregate of 94,243 shares of its common stock as payment for services related to financial advisory, investor relations, and public relations. The aggregate fair market value of the common stock was approximately $205,000 and was recorded as a general and administrative expense in the consolidated statement of operations for the fiscal year ended March 31, 2022. The fair value was determined using the most recent private placement sale of the Company’s common stock which was $3.10 per common share.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 10. STOCKHOLDERS’ DEFICIT (cont.)

Common Stock Subscriptions

Common stock subscriptions represent the dollar amount received from investors pertaining to an executed subscription agreement whereby the investor is awaiting the issuance of the common stock. The Company has received proceeds for common stock subscriptions of $226,120 and $425,127 as of March 31, 2023 and 2022, respectively.

NOTE 11. EQUITY-BASED AWARDS

Equity Incentive Plan

On April 13, 2018 (the “Effective Date”), the Company adopted the 2018 Omnibus Incentive Compensation Plan (the “Plan”). The Plan is intended to attract and retain highly qualified persons to serve as non-employee directors and to promote ownership by such non-employee directors of a greater proprietary interest in the Company, thereby aligning such non-employee directors’ interests more closely with the interests of the Company’s stockholders. The Plan, subsequent to its adoption, was amended to extend eligibility for awards to the Company’s employees and consultants. The Plan commenced on the Effective Date and shall remain in effect, subject to the right of the Board of Directors of the Company (the “Board”) to amend or terminate the Plan at any time until the earlier of the tenth anniversary of the Effective Date. In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or three months from the date continuous service terminates.

Stock Options

The following table summarizes the stock options granted during the years ended March 31, 2023 and 2022:

Date of Grant	Grantee(s)	Exercise Price	Term (In Years)	Vesting Term	Stock Options Granted
June 2022	Director	$3.10	10	Quarterly over a three-year period	64,517
October 2022(1)	Officers and employees	$3.10	10	100% immediately	129,288
March 2023	Director	$3.10	10	Quarterly over a three-year period	827,500
March 2023(1)	Officers and employees	$3.10	10	100% immediately	125,595
March 2023	Directors, officers, employees, and consultants	$3.10	10	Quarterly over a four-year period	3,138,790
Total stock options granted during the year ended March 31, 2023					4,285,690

____________

(1)      Options were issued at a fair value of $542,497 to settle the accrued bonuses of $790,143.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 11. EQUITY-BASED AWARDS (cont.)

Date of Grant	Grantee(s)	Exercise Price	Term (In Years)	Vesting Term	Stock Options Granted
April 2021	Director	$1.90	10	25% immediately upon issuance with the remaining balance vesting over a three year period, commencing on grant date	263,158
April 2021	Employee	$1.90	10	25% per year over a four-year period, commencing on the one-year anniversary of grant date	320,000
September 2021	Temporary employee	$3.10	10	100% immediately	165
January 2022	Directors	$3.10	10	Quarterly over a three-year period	705,000
January 2022	Officers, employees, and consultants	$3.10	10	Quarterly over a four-year period	1,925,000
Total stock options granted during the year ended March 31, 2022					3,213,323

Stock option activity for employees and non-employees during the years ended March 31, 2023 and 2022 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at March 31, 2021	9,136,282	$1.73	8.79	$4,518,000
Granted	3,213,323	$2.88	—	—
Forfeited	—	$—	—	—
Expired	—	$—	—	—
Outstanding at March 31, 2022	12,349,605	$1.79	8.28	$16,181,000
Granted	4,285,690	$3.10	9.70	—
Forfeited	—	$—	—	—
Expired	—	$—	—	—
Outstanding at March 31, 2023	16,635,295	$2.13	7.97	$16,181,165
Exercisable at March 31, 2023	8,252,596	$1.62	7.08	$12,237,986

Stock-Based Compensation

	Number of Options	Weighted Average Exercise Price
Nonvested at April 1, 2021	6,237,678	$1.51
Granted	3,213,323	$2.88
Vested	(2,084,614)	$1.46
Forfeited	—	$—
Nonvested at March 31, 2022	7,366,387	$2.12

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 11. EQUITY-BASED AWARDS (cont.)

	Number of Options	Weighted Average Exercise Price
Nonvested at April 1, 2022	7,366,387	$2.12
Granted	4,285,690	$3.10
Vested	(3,269,378)	$2.11
Forfeited	—	$—
Nonvested at March 31, 2023	8,382,699	$2.63

The following assumptions were used in the Black-Scholes options pricing model to estimate the fair value of stock options for the years ended March 31, 2023 and 2022:

	March 31,
	2023	2022
Risk-free interest rate	3.47%	0.88% – 1.74%
Dividend yield	—	—
Expected term (in years)	6.05	5.00 – 6.25 years
Expected volatility	79.74%	77% – 79%
Weighted-average grant date fair value	$2.52 per option	$1.96 per option

The input assumptions used are as follows:

Stock price — Since the Company is private and does not have shares of its common stock traded in an active market, the Company uses the price per share of its common stock sold in the most recent private placement transaction for the Company’s stock price.

Risk-free interest (discount) rate — Based on the daily yield curve rates for U.S. Treasury obligations with maturities which correspond to the expected term of the Company’s stock options.

Dividend yield — The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.

Expected term — The Company has had minimal stock options exercised since inception. The expected option term represents the period that stock-based awards are expected to be outstanding based on the simplified method provided in Staff Accounting Bulletin (“SAB”) No.107, Share-Based Payment, (“SAB 107”), which averages an award’s weighted-average vesting period and expected term for “plain vanilla” stock options. Under SAB 107, stock options are considered to be “plain vanilla” if they have the following basic characteristics: (i) granted “at-the-money”; (ii) exercisability is conditioned upon service through the vesting date; (iii) termination of service prior to vesting results in forfeiture; (iv) limited exercise period following termination of service; and (v) options are non-transferable and non-hedgeable. The Company will continue to use the simplified method for the expected term until it has the historical data necessary to provide a reasonable estimate of expected life in accordance with SAB 107.

Expected volatility — Based on the historical volatility of five (5) different publicly traded comparable life sciences companies.

Forfeitures — ASC 718 allows forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates or entities may elect to account for forfeitures as they occur. The Company has estimated zero forfeiture.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 11. EQUITY-BASED AWARDS (cont.)

Stock-based compensation expense, and the fair value of common stock issued for services and research and development milestones for the years ended March 31, 2023 and 2022 were recorded in the Company’s consolidated statements of operations as follows:

Year Ended March 31, 2023	Stock-Based Compensation	Fair Value of Stock Options Issued for Bonuses	Fair Value of Common Stock Issued Services	Total
Research and development expenses	$789,025	$315,000	$—	$1,104,025
General and administrative expenses	2,555,337	227,497	67,400	2,850,234
Total	$3,344,362	$542,497	$67,400	$3,954,259
Year Ended March 31, 2022	Stock-Based Compensation	Fair Value of Common Stock Issued Services(1)	Total
Research and development expenses	$549,515	$—	$549,515
General and administrative expenses	1,853,329	882,922	2,736,251
Total	$2,402,844	$882,922	$3,285,766

____________

(1)      Includes $677,924 in the year ended March 31, 2022, for amortization of expense related to shares of the Company’s common stock issued in connection with a one-year consulting agreement for financial advisory services.

The Company has not recognized any tax benefit or expense for the years ended March 31, 2023 and 2022 related to stock-based compensation due to the Company’s net operating losses and corresponding valuation allowance within the U.S.

As of March 31, 2023, there was $14.1 million of unrecognized stock-based compensation expense related to stock options granted under the Plan. The Company expects to recognize this compensation expense over a weighted-average period of approximately 2 years.

NOTE 12. INCOME TAXES

Loss before income taxes for the years ended March 31, 2023 and 2022 consists of the following:

	March 31,
	2023	2022
United States	$6,010,392	$8,594,701
Canada	3,982,316	3,321,520
Total net loss before income taxes	$9,992,708	$11,916,221

The Company accounts for income taxes using the liability method in accordance with ASC 740 (Topic 740, Income Taxes). No federal tax provision has been provided for the years ended March 31, 2023 and 2022 due to the losses incurred during such periods. The Company recorded state minimum taxes of approximately $2,000 in each of the years ended March 31, 2023 and 2022, which are reflected in general and administrative expenses in the consolidated statements of operations.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 12. INCOME TAXES (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets as of March 31, 2023 and 2022 are summarized below:

	March 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$9,000,000	$8,158,000
Deferred income and revenue	580,000	580,000
Capitalized research costs	1,241,000	—
Federal research and development credit	1,682,000	1,363,000
Other	141,000	254,000
Total gross deferred tax assets	12,644,000	10,355,000
Valuation allowance	(12,644,000)	(10,355,000)
Net deferred tax assets	$—	$—

In assessing the potential realization of these deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. As of March 31, 2023 and 2022, management determined that it is not more likely than not that the Company’s deferred tax assets will be realized and has therefore recorded a full valuation allowance against its deferred tax assets. The valuation allowance for deferred tax assets increased approximately $2.3 million and $3.0 million during the years ended March 31, 2023 and 2022, respectively.

The Company’s effective tax rate is different from the federal statutory rate of 21% due primarily to operating losses that receive no tax benefit as a result of a valuation allowance recorded for such losses.

	March 31,
	2023	2022
Statutory U.S. federal tax rate	21.0%	21.0%
Research credits	3.2%	4.3%
Nondeductible expenses and other	(8.2)%	(5.8)%
Change in valuation allowance	(16.0)%	(19.5)%
Effective tax rate	0.0%	0.0%

As of March 31, 2023 and 2022, the Company had federal net operating loss carryforwards of approximately $30.3 million and $28.2 million, respectively, which have no expiration; however, the federal net operating loss carryforwards are only available to offset up to 80% of taxable income for the year they are carried forward to. As of March 31, 2023 and 2022, the Company had state net operating loss carryforward of approximately $31.3 million and $29.2 million, respectively; federal research and development tax credits of approximately $1.7 million and $1.4 million, respectively; and Canadian net operating losses of $1.2 million and $1.1 million, respectively, all expiring in the years 2037 through 2043. The Company’s federal net operating loss carry forwards may be subject to certain limitations contained within Section 382 of the Internal Revenue Code. Given the full valuation allowance recorded against the Company’s deferred tax assets, any potential limitation would not have a material impact on the Company’s financial statements.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 12. INCOME TAXES (cont.)

The Company has evaluated its income tax positions and has determined that it does not have any material uncertain tax positions. Therefore, no liabilities for uncertain tax positions or any related interest and penalties have been recorded as of March 31, 2023 and 2022. The Company is not presently subject to any income tax audit in any taxing jurisdiction. The Company’s policy is to record interest and penalties on uncertain tax positions as income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception.

The Company has identified Canada, U.S. federal, and the state of New Jersey as its “major” tax jurisdiction. U.S. federal, state and local, and Canadian tax returns for fiscal years ended March 31, 2017 through 2022 are still subject to tax examination; however, the Company does not currently have any ongoing tax examinations.

For tax years beginning after December 31, 2021, the Tax Cut and Jobs Act of 2017 (TCJA), requires that research and development expenditures that qualify under IRC Sec. 174 be capitalized and amortized over either a 5 year period for domestic expenditures or a 15 year period for foreign expenditures. For the year ended March 31, 2023, the Company has recorded a deferred tax asset aggregating $1,240,000 representing capitalized research and development costs, net of amortization.

On August 16, 2022, the Inflation Reduction Act was enacted adding several new tax credits and revenue raisers. The Company has assessed the impact of the new tax legislation and has determined that it will have no material impact (if any) on the Company.

NOTE 13. LEGAL CLAIMS

In the normal course of business, the Company may be subject to claims and litigation. The Company reviews its legal proceedings and claims, regulatory reviews and inspections, and other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions are required. If necessary, the Company establishes accruals for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued if such disclosure is necessary for the Company’s consolidated financial statements to not be misleading. The Company does not record an accrual when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote, although disclosures will be made for material matters as required by ASC 450-20, Contingencies. No amounts were required to be accrued or disclosed as of March 31, 2023.

NOTE 14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through July 12, 2023, the date the financial statements were available to be issued. The following are material subsequent events:

On April 27, 2023 the Company entered into a Business Combination Agreement, (“BCA”), between Starton Therapeutics and Healthwell Acquistion Corp. I, - (“Pubco”), which will acquire Starton for aggregate base consideration of $260 million, including $20 million of incentive shares provided to potential PIPE investors, subject to adjustments for debt (net of cash) and certain other adjustments, which consideration shall be payable in shares of Pubco common stock, or shares of a newly created Canadian subsidiary of Pubco (“Exchangeable Shares”) that will be issued to certain eligible holders on a tax-deferred basis and which will be exchangeable, on a one-for-one basis into shares of Pubco, with each share valued at the price at which Healthwell redeems its public stockholders at the business combination date. Under the Business Combination Agreement, Pubco will also assume all of the outstanding stock options of Starton. In addition, all of the issued and outstanding common stock and warrants of Healthwell will be exchanged for substantially equivalent shares of common stock and warrants of Pubco.

STARTON THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2023

NOTE 14. SUBSEQUENT EVENTS (cont.)

In addition to the base consideration, existing Starton stockholders will have the right to receive contingent earnout consideration in the form of up to 25 million shares of Pubco common stock or Exchangeable Shares, as applicable, payable in three tranches of at least 8.3 million shares, with a tranche earned upon the post-closing Pubco stock price reaching at least $12 for 20 trading days, $14 for 20 trading days or upon achievement of a first clinical milestone (completion of Phase 1b for multiple myeloma), and the Pubco stock price reaching at least $16 for 20 trading days or upon achievement of the successful completion of an FDA required bridging study.

The Company filed with the SEC a registration statement on Form S-4 on May 15, 2023 including proxy materials in the form of a proxy statement, as amended or supplemented from time to time, for the purpose of soliciting proxies from the stockholders of the Company to vote in favor of the BCA and the other proposals as set forth therein at a special meeting of the stockholders of the Company and to register certain securities of the Company with the SEC. There is no assurance that the S-4 will be declared effective.

On April 27, 2023 the Company entered into a Sponsor Support Agreement by and among (i) Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company (the “Sponsor”), (ii) Healthwell Acquisition Corp. I, a Delaware corporation (“Purchaser”), (iii) Starton Therapeutics, Inc., a British Columbia corporation (the “Company”), and (iv) HWEL Holdings Corp., a Delaware corporation (“Pubco”) to induce the Company, Purchase and Pubco to enter into a Business Combination Agreement.

The agreement does not allow share transfers except amongst the Sponsor and affiliates and includes a lock-up agreement with respect to Founders shares. In addition, the Sponsor agrees to vote in favor of the Business Combination and waive its right to the provision of Section 4.3(b)(ii) of Purchaser’s Amended and Restated Certificate of Incorporation (as amended, the “Purchaser Charter”), and agrees that its shares of Purchaser Class B Common Stock will convert only at the Initial Conversion Ratio (as defined in the Purchaser Charter) automatically on the Closing.

If the Company and the Sponsor mutually agree to provide equity incentives to support the Equity Investment and/or Debt Financing, then the Sponsor hereby agrees that it shall provide 25% of the outstanding Founder Shares to be used as the first source of incentives to support the Equity Investment or Debt Financing, whether or not based on contingency or for price protection, pursuant to and in accordance with the terms and conditions set forth in Section 8.18 of the Business Combination Agreement.

From April 1, 2023 through July 11, 2023, proceeds from the sale of common stock and common stock subscriptions at $1.86 per share totaled $2.9 million, of which 100,000 shares of common stock were issued and $2.8 million are common stock subscriptions for shares to be issued.

Annex A

EXECUTION VERSION
CONFIDENTIAL

BUSINESS COMBINATION AGREEMENT

by and among

HEALTHWELL ACQUISITION CORP. I,
as Purchaser,

HEALTHWELL ACQUISITION CORP. I SPONSOR LLC,
in the capacity as the Purchaser Representative,

HWEL HOLDINGS CORP.,
as Pubco,

HWEL MERGER SUB CORP.,
as Purchaser Merger Sub,

1412384 B.C. Unlimited Liability Company,
as CallCo,

1412388 B.C. LTD,
as ExchangeCo,

STARTON THERAPEUTICS, INC.,
as the Company,

and

Kiriakos Charlie Perperidis,
in the capacity as the Seller Representative

Dated as of April 27, 2023

Annex A Page
Article I. MERGER	A-2
1.1. Merger	A-2
1.2. Effective Time	A-2
1.3. Effect of the Merger	A-3
1.4. Organizational Documents of Surviving Corporation	A-3
1.5. Directors and Officers of the Surviving Corporation	A-3
1.6. Effect of Merger on Issued and Outstanding Securities of Purchaser	A-3
1.7. Effect of Merger on Purchaser Merger Sub and Pubco Capital Shares	A-4
1.8. Exchange Procedures	A-4
1.9. Tax Consequences	A-5
1.10. Taking of Necessary Action; Further Action	A-5

Article II. TRANSACTION CONSIDERATION AND PLAN OF ARRANGEMENT	A-5
2.1. Exchange of Company Shares	A-5
2.2. Transaction Consideration	A-5
2.3. Company Closing Statement	A-6
2.4. Purchaser Closing Statement	A-6
2.5. Earnout	A-7

Article III. ARRANGEMENT	A-9
3.1. Arrangement	A-9
3.2. U.S. Securities Law Matters	A-12

Article IV. CLOSING	A-12
4.1. Closing	A-12

Article V. representations and warranties of purchaser	A-13
5.1. Organization and Standing	A-13
5.2. Authorization; Binding Agreement	A-13
5.3. Governmental Approvals	A-13
5.4. Non-Contravention	A-14
5.5. Capitalization	A-14
5.6. SEC Filings and Purchaser Financials	A-15
5.7. Absence of Certain Changes	A-16
5.8. Compliance with Laws	A-16
5.9. Actions; Orders; Permits	A-16
5.10. Taxes and Returns	A-16
5.11. Employees and Employee Benefit Plans	A-16
5.12. Property	A-16
5.13. Material Contracts	A-17
5.14. Transactions with Affiliates	A-17
5.15. Investment Company Act	A-17
5.16. Finders and Brokers	A-17
5.17. Certain Business Practices	A-17
5.18. Insurance	A-18
5.19. Independent Investigation	A-18
5.20. Disclosure	A-18
5.21. Information Supplied	A-18

Annex A-i

Annex A Page
Article VI. representations and warranties of pubco AND PUBCO SUBS	A-19
6.1. Organization and Standing	A-19
6.2. Authorization; Binding Agreement	A-19
6.3. Governmental Approvals	A-19
6.4. Non-Contravention	A-19
6.5. Capitalization	A-20
6.6. Issuance Shares	A-20
6.7. Pubco and Pubco Sub Activities	A-20
6.8. Finder and Brokers	A-20
6.9. Investment Company Act	A-20
6.10. Information Supplied	A-21
6.11. Independent Investigation	A-21
6.12. Canadian Tax Matters	A-21
6.13. Disclosure	A-21

Article VII. representations and warranties of THE COMPANY	A-21
7.1. Organization and Standing	A-21
7.2. Authorization; Binding Agreement	A-22
7.3. Capitalization	A-22
7.4. Subsidiaries	A-23
7.5. Governmental Approvals	A-23
7.6. Non-Contravention	A-24
7.7. Financial Statements	A-24
7.8. Absence of Certain Changes	A-25
7.9. Compliance with Laws	A-25
7.10. Company Permits	A-25
7.11. Litigation	A-26
7.12. Material Contracts	A-26
7.13. Intellectual Property	A-27
7.14. Taxes and Returns	A-29
7.15. Real Property	A-30
7.16. Personal Property	A-30
7.17. Title to and Sufficiency of Assets	A-31
7.18. Employee Matters	A-31
7.19. Benefit Plans	A-32
7.20. Environmental Matters	A-33
7.21. Transactions with Related Persons	A-34
7.22. Insurance	A-34
7.23. Top Customers and Suppliers	A-35
7.24 Certain Business Practices	A-35
7.25. Healthcare Industry Matters	A-36
7.26 Investment Company Act	A-37
7.27. Finders and Brokers	A-37
7.28. Information Supplied	A-37
7.29. Disclosure	A-37
7.30. Independent Investigation	A-37

Article VIII. COVENANTS	A-38
8.1. Access and Information	A-38
8.2. Conduct of Business of the Company,	A-38
8.3. Conduct of Business of Purchaser, Pubco and the Pubco Subs	A-40

Annex A-ii

Annex A Page
8.4. Annual and Interim Financial Statements	A-42
8.5. Purchaser Public Filings	A-42
8.6. No Solicitation	A-42
8.7. No Trading	A-43
8.8. Notification of Certain Matters	A-43
8.9. Efforts	A-44
8.10. Further Assurances	A-45
8.11. The Registration Statement	A-45
8.12. Public Announcements	A-46
8.13. Confidential Information	A-47
8.14. Post-Closing Board of Directors and Executive Officers	A-48
8.15. Documents and Information	A-48
8.16. Indemnification of Directors and Officers; Tail Insurance	A-48
8.17. Trust Account Proceeds	A-49
8.18. Equity and Debt Investment	A-49
8.19. Nasdaq Listing	A-50
8.20. Company Registration Rights Agreement	A-50
8.21. Interim Financing	A-50
8.22. Pubco Equity Plan	A-50

Article IX. Closing conditions	A-50
9.1. Conditions of Each Party’s Obligations	A-50
9.2. Conditions to Obligations of the Company	A-51
9.3. Conditions to Obligations of Purchaser, Pubco and the Pubco Subs	A-52
9.4. Frustration of Conditions	A-53

Article X. TERMINATION AND EXPENSES	A-53
10.1. Termination	A-53
10.2. Effect of Termination	A-54
10.3. Fees and Expenses	A-54

Article XI. WAIVERs AGAINST TRUST	A-55
11.1. Waiver of Claims Against Trust	A-55

Article XII. MISCELLANEOUS	A-56
12.1. Non-Survival of Representations, Warranties and Covenants	A-56
12.2. Notices	A-56
12.3. Binding Effect; Assignment	A-57
12.4. Third Parties	A-57
12.5. Arbitration	A-58
12.6. Governing Law; Jurisdiction	A-58
12.7. WAIVER OF JURY TRIAL	A-58
12.8. Specific Performance	A-59
12.9. Severability	A-59
12.10. Amendment	A-59
12.11. Waiver	A-59
12.12. Entire Agreement	A-59
12.13. Interpretation	A-59
12.14. Counterparts	A-60
12.15. Purchaser Representative	A-60
12.16. Company Representative	A-61
12.17. Legal Representation	A-62

Annex A-iii

Annex A Page
Article XIII DEFINITIONS	A-63
13.1. Certain Definitions	A-63
13.2. Section References	A-73
INDEX OF ANNEXES AND EXHIBITS
Annex I	Supporting Company Shareholders

Exhibit	Description
Exhibit A	Form of Sponsor Support Agreement
Exhibit B	Form of Voting Agreement
Exhibit C	Form of Lock-Up Agreement
Exhibit D	Form of Non-Competition Agreement
Exhibit E	Plan of Arrangement
Exhibit F	Company Arrangement Resolution
Exhibit G	Exchangeable Share Term Sheet

Annex A-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of April 27, 2023 by and among (i) Healthwell Acquisition Corp. I, a Delaware corporation (together with its successors, “Purchaser”), (ii) Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of Pubco (as defined below) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iii) HWEL Holdings Corp., a Delaware corporation, and a wholly owned subsidiary of Purchaser (“Pubco”), (iv) HWEL Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), (v) 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of Pubco (“CallCo”), (vi) 1412388 B.C. Ltd, a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo” and together with Purchaser Merger Sub and CallCo, the “Pubco Subs”), (vii) Starton Therapeutics, Inc., a British Columbia corporation (the “Company”), and (viii) Kiriakos Charlie Perperidis, an individual, in the capacity as the representative for the Company Shareholders in accordance with the terms and conditions of this Agreement (the “Seller Representative”). Purchaser, Purchaser Representative, Pubco, Purchaser Merger Sub, CallCo, ExchangeCo, the Company, and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

WHEREAS, the Company, directly and indirectly through its subsidiary is a clinical-stage biotechnology company focused on transforming standard-of-care cancer products into more efficacious, better tolerated and more convenient therapies;

WHEREAS, Pubco is a newly-incorporated Delaware corporation owned entirely by Purchaser, and Pubco owns all of the issued and outstanding equity interests of Purchaser Merger Sub and CallCo, which in turn owns all of the equity interests in ExhangeCo, and each of Purchaser Merger Sub, CallCo and ExchangeCo, each of which is a newly incorporated or organized entity formed for the purpose of effecting the Merger, Pubco Share Exchange, the Canadian Share Exchange and other Transactions (as such terms are defined below) ;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) Purchaser will merge with and into Purchaser Merger Sub, with Purchaser continuing as the surviving entity (the “Merger”), as a result of which, (i) Purchaser shall become a wholly-owned subsidiary of Pubco and (ii) each issued and outstanding security of Purchaser immediately prior to the Effective Time (as defined below) shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco, and (b) immediately following the Merger, by means of an Arrangement under the BCBCA, (i) CallCo will acquire all of the issued and outstanding Company Shares held by Ineligible Holders and Eligible Holders that do not elect to receive Exchangeable Shares (the “Non-Electing Company Security Holders”) in exchange for Pubco Common Stock and the right to receive Earnout Shares as set forth in Section 2.5 herein (the “Pubco Share Exchange”), (ii) CallCo will contribute the Company Shares acquired from such holders to ExchangeCo in exchange for ExchangeCo Common Shares, (iii) following the Pubco Share Exchange, ExchangeCo will acquire of all of the issued and outstanding Company Shares held by Eligible Holders that elect to receive Exchangeable Shares (the “Electing Company Security Holders”) in exchange for Exchangeable Shares and the right to receive Earnout Shares, as set forth in Section 2.5 herein (the “Canadian Share Exchange” together with the Merger, the Pubco Share Exchange and the other transactions contemplated by this Agreement and the Ancillary Documents (as defined below), the ”Transactions”), (iv) the Company will become a wholly- owned Subsidiary of ExchangeCo, and (v) the Company Options (as defined herein) shall be assumed (with equitable adjustments to the number and exercise price of such assumed Company Options) by Pubco with the result that such assumed Company Options shall be replaced with Assumed Options (as defined herein) exercisable into shares of Pubco Class A Common Stock, in each case, all upon the terms and subject to the conditions set forth in this Agreement and the Plan of Arrangement and in accordance with the provisions of applicable law;

WHEREAS, concurrently with the execution and delivery of this Agreement, Healthwell Acquisition Corp. I Sponsor LLC, a Delaware corporation (“Sponsor”), Purchaser, Pubco and the Company are entering into a sponsor support agreement, the form of which is attached as Exhibit A hereto (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor has agreed to (i) vote in favor of this Agreement and the Transactions, (ii) waive the anti-dilution rights set forth in Section 4.2(b)(ii) of the Purchaser’s Amended and Restated Certificate of

Annex A-1

Incorporation with respect to the shares of Purchaser Common Stock owned by the Sponsor that may be triggered by the Transactions, and (iii) use commercially reasonable efforts to take all actions reasonably necessary to consummate the Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, each Company Shareholder set forth on Annex I hereto (collectively, the “Supporting Company Shareholders”) will duly execute and deliver to Purchaser a voting and support agreement, the form of which is attached as Exhibit B hereto (the “Voting Agreement”), pursuant to which each such Supporting Company Shareholder will agree to, among other things, support and vote in favor of the Company Arrangement Resolution (defined below);

WHEREAS, concurrently with the consummation of the Transactions, certain significant Company Shareholders identified on Annex I shall each enter into (a) a Lock-Up Agreement with Pubco and the Purchaser Representative, substantially in the form of Exhibit C attached hereto (each, a “Lock-Up Agreement”), and (b) a Non-Competition and Non-Solicitation Agreement in favor of Pubco, Purchaser and the Company, substantially in the form of Exhibit D attached hereto (each, a “Non-Competition Agreement”), each of which agreements described in clauses (a) and (b) above will become effective as of the Closing;

WHEREAS, the boards of directors or sole shareholder, as the case may be, of each of the Purchaser, Pubco, the Pubco Subs and the Company have each (a) determined that the Transactions are fair to their respective shareholders, advisable and in the best interests of their respective companies and shareholders, and (b) approved this Agreement and the Transactions, upon the terms and subject to the conditions set forth herein and recommended that their respective shareholders vote in favor of the resolutions approving the Transactions;

WHEREAS, each of the Parties intends for Canadian tax purposes that the Canadian Share Exchange will occur on a tax deferred basis for certain Eligible Holders under subsection 85(1) or (2) of the Tax Act;

WHEREAS, each of the Parties intends for U.S. federal, and applicable state and local, income tax purposes that (i) the Pubco Share Exchange, the Merger, and the Canadian Share Exchange, viewed together, constitute one or more exchanges governed by Section 351 of the Code and the Treasury Regulations promulgated thereunder; (ii) the Merger qualifies as a “reorganization” under Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder, (iii) the Canadian Share Exchange qualifies as a “reorganization” under Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated thereunder; and (iv) this Agreement is and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) (the “Intended Tax Treatment”); and

WHEREAS, certain capitalized terms used herein are defined in Article XIII hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
MERGER

1.1 Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended, the “DGCL”), Purchaser and Purchaser Merger Sub shall consummate the Merger, pursuant to which Purchaser Merger Sub shall be merged with and into Purchaser with Purchaser being the surviving entity, following which the separate corporate existence of Purchaser Merger Sub shall cease and Purchaser shall continue as the surviving corporation. Purchaser, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to Purchaser for periods after the Effective Time shall include the Surviving Corporation).

1.2 Effective Time. Purchaser and Purchaser Merger Sub shall cause the Merger to be consummated by filing a Certificate of Merger in form and substance reasonably acceptable to the Company and Purchaser for the merger of Purchaser Merger Sub with and into Purchaser (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

Annex A-2

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL and other applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Purchaser Merger Sub and Purchaser shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Purchaser Merger Sub and Purchaser set forth in this Agreement to be performed after the Effective Time, and the Surviving Corporation shall continue its existence as a wholly-owned Subsidiary of Pubco.

1.4 Organizational Documents of Surviving Corporation. At the Effective Time, each of the certificate of incorporation and bylaws of Purchaser Merger Sub, as in effect immediately prior to the Effective Time, shall become the respective certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the Surviving Corporation in such certificate of incorporation and bylaws shall be “Healthwell Acquisition Corp. I”

1.5 Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the same as the board of directors and executive officers of Pubco, after giving effect to Section 8.14, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.6 Effect of Merger on Issued and Outstanding Securities of Purchaser . At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of Purchaser, Pubco, or Purchaser Merger Sub:

(a) Purchaser Units. At the Effective Time, every issued and outstanding Purchaser Public Unit shall be automatically detached and the holder thereof shall be deemed to hold one share of Purchaser Class A Common Stock and one half of one Purchaser Public Warrant in accordance with the terms of the applicable Purchaser Public Unit, and every issued and outstanding Forward Purchase Unit shall be automatically detached and the holder thereof shall be deemed to hold one share of Purchaser Class A Common Stock and one half of one Forward Purchase Warrant in accordance with the terms of the Forward Purchase Units, and each case the underlying Purchaser Securities shall be converted in accordance with the applicable terms of this Section 1.6 below.

(b) Purchaser Common Stock. At the Effective Time, each issued and outstanding share of Purchaser Class A Common Stock (other than those described in Section 1.6(e) below) shall be converted automatically into one (1) share of Pubco Class A Common Stock, following which, all shares of Purchaser Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing shares of Purchaser Class A Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing shares of Purchaser Class A Common Stock shall be exchanged for a certificate (if requested) representing the same number of shares of Pubco Common Stock upon the surrender of such certificate in accordance with Section 1.7. Each certificate formerly representing shares of Purchaser Class A Common Stock (other those described in Section 1.6(e) below) shall thereafter represent only the right to receive the same number of shares of Pubco Class A Common Stock.

(c) Purchaser Preferred Stock. At the Effective Time, each issued and outstanding share of Purchaser Preferred Stock (other than those described in Section 1.6(e) below), if any, shall be converted automatically into one share of Pubco Preferred Stock, following which, all shares of Purchaser Preferred Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of certificates previously evidencing shares of Purchaser Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing shares of Purchaser Preferred Stock shall be exchanged for a certificate representing the same number of shares of Pubco Preferred Stock upon the surrender of such certificate in accordance with Section 1.7. Each certificate formerly representing shares of Purchaser Preferred Stock, if any (other those described in Section 1.6(e) below) shall thereafter represent only the right to receive the same number of shares of Pubco Preferred Stock.

(d) Purchaser Warrants. At the Effective Time, each issued and outstanding Purchaser Public Warrant shall be converted into one Pubco Public Warrant, each issued and outstanding Purchaser Private Warrant shall be converted into one Pubco Private Warrant and each issued and outstanding Forward Purchase Warrant shall be
Annex A-3

converted into one Pubco Private Warrant. At the Effective Time, the Purchaser Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Pubco Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Purchaser Public Warrants, each of the Pubco Private Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Purchaser Private Warrants or Forward Purchase Warrants, as applicable, except that in each case they shall represent the right to acquire shares of Pubco Common Stock in lieu of shares of Purchaser Class A Common Stock. At or prior to the Effective Time, Pubco shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Pubco Warrants remain outstanding, a sufficient number of shares of Pubco Class A Common Stock for delivery upon the exercise of such Pubco Warrants.

(e) Treasury Stock. At the Effective Time, if there are any shares of capital stock of Purchaser that are owned by Purchaser as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.6, none of the Surviving Corporation, Pubco or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.7 Effect of Merger on Purchaser Merger Sub and Pubco Capital Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any equity holders of Purchaser, Pubco or Purchaser Merger Sub: (a) all of the shares of Purchaser Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and (b) all of the shares of Pubco issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.

1.8 Exchange Procedures.

(a) At the Effective Time, (i) the holders of the Purchaser Common Stock will surrender their stock certificates or other instruments representing the Purchaser Common Stock (collectively, the “Purchaser Certificates”), or in the case of a lost, stolen or destroyed Purchaser Certificate, upon delivery of Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.8(f), to Pubco for cancellation together with any related documentation reasonably requested by Pubco in connection therewith.

(b) Certificates representing the shares of Pubco Class A Common Stock shall be issued to the holders of Purchaser Common Stock upon surrender of the Purchaser Certificates as provided for herein or otherwise agreed by the Parties. Upon surrender of the Purchaser Certificates (or in the case of a lost, stolen or destroyed Purchaser Certificate, upon delivery of a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.8(f)) for cancellation to Pubco or to such other agent or agents as may be appointed by Pubco, Pubco shall issue, or cause to be issued, to each holder of the Purchaser Certificates such certificates representing the number of shares of Pubco Class A Common Stock for which their shares of Purchaser Common Stock, are exchangeable at the Effective Time and any dividends or distributions payable pursuant to Section 1.8(e), and the Purchaser Certificates so surrendered shall forthwith be canceled.

(c) If certificates representing the shares of Pubco Common Stock are to be issued in a name other than that in which the Purchaser Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Purchaser Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Pubco or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing the shares of Pubco Class A Common Stock in any name other than that of the registered holder of the Purchaser Certificates surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary contained herein, no fraction of a share of Pubco Common Stock will be issued by Pubco by virtue of this Agreement or the Transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Pubco Common Stock (after aggregating all fractional shares of Pubco Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Pubco Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Pubco Common Stock.

Annex A-4

(e) No dividends or other distributions declared or made after the date of this Agreement with respect to Pubco Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates or Purchaser Certificates that have not yet been surrendered with respect to the shares of Pubco Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates or Purchaser Certificates shall surrender such certificates. Subject to applicable Law, following surrender of any such Company Certificates or Purchaser Certificates, Pubco shall promptly deliver to the record holders thereof, without interest, the certificates representing the shares of Pubco Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Pubco Common Stock.

(f) In the event any Purchaser Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (a “Lost Certificate Affidavit) by the Person claiming such Purchaser Certificate to be lost, stolen or destroyed and, if required by Pubco, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Pubco as indemnity against any claim that may be made against it with respect to such Purchaser Certificate, Pubco will issue or cause to be issued the number of shares of Pubco Common Stock for which such lost, stolen or destroyed Company Certificates or Purchaser Certificates are exchangeable at the Effective Time and any dividends or distributions payable pursuant to Section 1.8(e).

1.9 Tax Consequences. The Parties hereby agree and acknowledge that (i) the Pubco Share Exchange, the Merger, and the Canadian Share Exchange viewed together, are intended to qualify as one or more exchanges described in Section 351 of the Code, (ii) the Merger is intended to qualify as a “reorganization” under Section 368(a)(1)(F) of the Code, and (iii) the Canadian Share Exchange is intended to qualify as a “reorganization” under Section 368(a)(1)(E) of the Code. The Parties hereby agree to file all Tax and other informational returns on a basis consistent with the Intended Tax Treatment. Each of the Parties acknowledge and agree that each (i) has had the opportunity to obtain independent legal and Tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger, the Pubco Share Exchange, the Canadian Share Exchange and the other Transactions, taken together, do not qualify under Section 351 and Section 368 of the Code, in accordance with the Intended Tax Treatment.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, agreements, privileges, powers and franchises of Purchaser and Purchaser Merger Sub, the officers and directors of Purchaser and Purchaser Merger Sub are fully authorized in the name of their respective entities to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article II
TRANSACTION CONSIDERATION AND PLAN OF ARRANGEMENT

2.1 Exchange of Company Shares. At the Closing, Pubco, the Purchaser and the Company shall effect the Arrangement in the manner set out in Article III hereof and the Plan of Arrangement, and subject to the terms and conditions of this Agreement and the Plan of Arrangement, upon completion of the Arrangement, Pubco, directly or indirectly, shall acquire all of the issued and outstanding Company Shares held by the Company Shareholders (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

2.2 Transaction Consideration.

(a) Subject to and upon the terms and conditions of this Agreement and under the Plan of Arrangement, in full payment for the Purchased Shares, Pubco, Callco or ExchangeCo, as applicable, shall issue and deliver to the Non-Electing Company Security Holders an aggregate number of shares of Pubco Class A Common Stock and to the Electing Company Security Holders an aggregate number of Exchangeable Shares (such shares, collectively, the “Consideration Shares”) with an aggregate value (such amount, the “Transaction Consideration”) equal to (a) Two Hundred and Sixty Million U.S. Dollars ($260,000,000), minus (b) the amount of Closing Net Debt, minus (c) the value of the “Company Incentive Shares” actually used as incentives to support the Equity Investment or Debt Financing as described in Section 8.18(b), with each Company Shareholder receiving for each Company Share held (but excluding any treasury shares) a number of shares of Pubco Class A Common Stock or Exchangeable Shares, as applicable, equal to (i) the Per Share Price, divided by (ii) the Redemption Price (the “Conversion Ratio”)

Annex A-5

(the total portion of the Transaction Consideration payable to all Company Shareholders (but excluding holders of Company Options) in accordance with this Agreement is also referred to herein as the “Shareholder Transaction Consideration”). The holders of Company Options shall receive such number of Assumed Options as described in Section 2.2(c) with such terms and conditions as described in Section 2.2(c).

(b) Concurrently with the issuance and delivery of Consideration Shares to Electing Company Security Holders, such Electing Company Security Holders shall also receive a number of shares of Pubco Class C Common Stock that is equal to the number of Electing Company Shares transferred by such Electing Company Security Holder to ExchangeCo.

(c) Each outstanding Company Option shall be assumed by Pubco and automatically converted into an option for shares of Pubco Class A Common Stock (each, an “Assumed Option”) in accordance with the Plan of Arrangement. Each Assumed Option will be subject to the same general terms and conditions set forth in the Company Equity Plan. The Assumed Options shall either be evidenced by stand-alone option award agreements on generally the same terms and conditions as set forth in the Company Equity Plan, or if the Pubco Equity Plan is approved by the Purchaser Stockholders at the Purchaser Stockholder Special Meeting, will be included within the Pubco Equity Plan. As described in the Plan of Arrangement, each Assumed Option shall: (i) have the right to acquire a number of shares of Pubco Class A Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Company Common Stock which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), divided by (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Option. Pubco shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any of the Assumed Options remain outstanding, a sufficient number of shares of Pubco Class A Common Stock for delivery upon the exercise of such Assumed Option. From and after the Closing, the Company and the Purchaser shall not issue any new awards under the Company Equity Plan.

2.3 Company Closing Statement. No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Purchaser a statement prepared by the Company’s chief financial officer (the “Company Closing Statement”) setting forth (a) an estimated consolidated balance sheet of the Target Companies as of the Reference Time, prepared in good faith and in accordance with the Accounting Principles, (b) a good faith calculation of the Company’s estimate of the Closing Net Debt, as of the Reference Time and along with reasonably detailed calculations, and (c) the resulting estimated Transaction Consideration and Pubco Common Shares to be issued by Pubco at the Closing using the formula in Section 2.2 based on such estimate of Closing Net Debt, which Company Closing Statement shall be subject to the review and the reasonable approval by Purchaser. Promptly after delivering the Company Closing Statement to Purchaser, the Company will meet with Purchaser to review and discuss the Company Closing Statement and the Company will consider in good faith Purchaser’s comments to the Company Closing Statement and make any appropriate adjustments to the Company Closing Statement prior to the Closing, as mutually approved by the Company and Purchaser both acting reasonably and in good faith, which adjusted Company Closing Statement shall thereafter become the Company Closing Statement for all purposes of this Agreement. The Company Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

2.4 Purchaser Closing Statement. No later than one (1) Business Day prior to the Closing Date, Purchaser shall deliver to the Company written notice (the “Purchaser Closing Statement”) setting forth Purchaser’s good faith estimate of: (i) the amount of cash Purchaser will have on hand as of the Reference Time, and after deducting all amounts to be paid pursuant to the Redemption (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Transactions); (ii) the number of Purchaser Securities to be outstanding as of immediately prior to the Closing after giving effect to the Redemption; and (iii) the amount of transaction fees, costs and expenses paid or required to be paid (or projected to be paid after the Closing Date) by Purchaser and its affiliates in connection with the Transactions (including the amount paid or required to be paid to each applicable payee thereof). Purchaser will consider in good faith the Company’s comments to the Purchaser Closing Statement, and if any adjustments are made to the Purchaser Closing Statement by Purchaser prior to the Closing, such adjusted Purchaser Closing Statement shall thereafter become the Purchaser Closing Statement for all purposes of this Agreement. The Purchaser Closing Statement shall be prepared in accordance with the applicable definitions contained in this Agreement.

Annex A-6

2.5 Earnout.

(a) After the Closing, subject to the terms and conditions set forth herein, the Company Shareholders as of immediately prior to the Closing who are Non-Electing Company Security Holders and the Company Shareholders as of immediately prior to the Closing who are Electing Company Security Holders shall have the contingent and non-transferrable right to receive their Pro Rata Share of up to an aggregate additional twenty five million (25,000,000) shares of Pubco Class A Common Stock in the case of Non-Electing Company Security Holders and Exchangeable Shares, in the case of Electing Company Security Holders, plus an aggregate amount of shares of Pubco Class A Common Stock in the case of Non-Electing Company Security Holders and Exchangeable Shares, in the case of Electing Company Security Holders, equal to the “Additional Company Incentive Shares” provided by the Company pursuant to Section 8.18(b) (subject to equitable adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”), as additional consideration based on the performance of the Pubco Class A Common Stock or achievement of certain clinical milestones during the five (5) year period after the Closing (the “Earnout Period”). Subject to the terms and conditions of this Agreement, the Company Shareholders’ right to receive the Earnout Shares shall vest and become due and issuable as follows:

(i) the Company Shareholders shall be entitled to receive one-third (1/3) of the Earnout Shares in the event that the VWAP of the Pubco Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Tier I Share Price Target”), for twenty (20) Trading Days out of any consecutive twenty (20) Trading Day period during the Earnout Period;

(ii) the Company Shareholders shall be entitled to receive an additional one-third (1/3) of the Earnout Shares in the event that either (i) the VWAP of the Pubco Class A Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Tier II Share Price Target”), for twenty (20) Trading Days out of any consecutive twenty (20) Trading Day period during the Earnout Period, or (ii) the Company successfully completes a Phase 1B clinical trial for multiple myeloma, meaning for this purpose, the completion of an interim data analysis which is sufficient to obtain an agreement with the FDA in which the FDA permits the Company to move forward to a phase 2 clinical study following a Type B End-of-Phase-1 meeting (the “First Clinical Milestone”); and

(iii) the Company Shareholders shall be entitled to receive the remaining one-third (1/3) of the Earnout Shares in the event that either (i) the VWAP of the Pubco Class A Common Stock equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (the “Tier III Share Price Target” and, together with the Tier I Share Price Target and the Tier II Share Price Target, the “Share Price Targets”) for twenty (20) Trading Days out of any consecutive twenty (20) Trading Day period during the Earnout Period, or (ii) the Company successfully completes an FDA required bridging study in healthy volunteers that proves bioequivalence between the ambulatory subcutaneous delivery pump and either a transdermal patch or an on body subcutaneous delivery pump (the “Second Clinical Milestone”, and, together with the First Clinical Milestone, the “Clinical Milestones”).

The Share Price Targets shall be equitably adjusted for any consolidation, stock split or similar change to the Pubco Class A Common Stock during the Earnout Period.

In the event that the applicable Share Price Target or a Clinical Milestone is not met during the Earnout Period, the Company Shareholders shall not be entitled to receive the applicable portion of the Earnout Shares for such Share Price Target or Clinical Milestone. For the avoidance of doubt, Earnout Shares shall vest and be issued only in connection with the first achievement of a Share Price Target or Clinical Milestone during the Earnout Period, and the Company Shareholders shall not be entitled to Earnout Shares for any subsequent achievement of such Share Price Target. The achievement of any Share Price Target shall be deemed to include the achievement of any lower Share Price Target, and Pubco shall issue the Earnout Shares attributable to each Share Price Target together (upon which such lower included Share Price Targets shall be deemed achieved and no further Earnout Shares shall become payable upon subsequent achievements of such lower included Share Price Targets).

(b) Pubco’s Chief Financial Officer (“CFO”) shall monitor the VWAP of Pubco Class A Common Stock on each Trading Day during the Earnout Period, and as soon as practicable (and in any event within ten (10) Business Days) after the end of each monthly anniversary of the Closing during the Earnout Period, the CFO will prepare and deliver to the Seller Representative and the Purchaser Representative (each, a “Representative Party”)

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a written statement (each, an “Earnout Statement”) that sets forth (i) the VWAP of Pubco Class A Common Stock on each Trading Day for such monthly anniversary period then ended and the preceding monthly period and (ii) whether a Share Price Target has been achieved during such monthly anniversary period. Similarly, as soon as practicable, and in any event within five (5) Business Days after a Clinical Milestone has been achieved, the CFO will send an Earnout Statement to each Representative Party indicating that a Clinical Milestone has occurred, along with the details of such Clinical Milestone. Each Representative Party will have ten (10) Business Days after its receipt of an Earnout Statement to review it, and each Representative Party and its Representatives on its behalf may make inquiries to the CFO and related Purchaser and Company personnel and advisors regarding questions concerning or disagreements with the Earnout Statement arising in the course of their review thereof, and Purchaser and the Company shall provide reasonable cooperation in connection therewith. If either Representative Party has any objections to an Earnout Statement, such Representative Party shall deliver to Pubco (to the attention of the CFO) and the other Representative Party a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Representative Party within ten (10) Business Days following the date of delivery of each Earnout Statement, then such Representative Party will have waived its right to contest such Earnout Statement and the calculation of the VWAP of Pubco Class A Common Stock during the applicable portion of the Earnout Period (and whether a Share Price Target has been achieved) or whether a Clinical Milestone has occurred as set forth therein. If such written statement is delivered by a Representative Party within such ten (10) Business Day period, then the Representative Parties shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the Representative Parties do not reach a final resolution within such ten (10) Business Day period, then upon the written request of either Representative Party the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 2.5(c). For purposes hereof, the “Independent Expert” shall mean, with respect any dispute as to the achievement of the Share Price Targets, a mutually acceptable independent (i.e., no prior material business relationship with any party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Seller Representative, and, with respect to any dispute as to the achievement of the Clinical Milestones, a mutually acceptable expert with experience in clinical trial consulting for cancer products.

(c) If a dispute with respect to an Earnout Statement is submitted in accordance with this Section 2.5 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 2.5(c). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert, and all other out-of-pocket costs and expenses incurred by a Representative Party in connection with resolving any dispute hereunder before the Independent Expert, will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review with the Independent Expert making its determination with respect to each issue by selecting the applicable position submitted by either the Purchaser Representative or Seller Representative in their respective presentation; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser Representative will use their commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 2.5. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Representative Parties will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Representative Parties and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

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(d) If there is a final determination in accordance with this Section 2.5 that the Company Shareholders are entitled to receive any of the Earnout Shares for having achieved a Share Price Target or a Clinical Milestone, the applicable portion of the Earnout Shares will be due upon such final determination and Pubco or ExchangeCo, as applicable, will deliver such portion of the Earnout Shares to the Company Shareholders within ten (10) Business Days thereafter, with each Company Shareholder receiving its Pro Rata Share of such Earnout Shares.

(e) Following the Closing (including during the Earnout Period), Pubco and its Subsidiaries, including the Target Companies, will be entitled to operate their respective businesses based upon the business requirements of Pubco and its Subsidiaries. Each of Pubco and its Subsidiaries, including the Target Companies will be permitted, following the Closing (including during the Earnout Period), to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on, the VWAP of Pubco Class A Common Stock and the ability of the Company Shareholders to earn the Earnout Shares, and the Company Shareholders will not have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions. Notwithstanding the foregoing, Pubco (i) shall authorize and devote such resources and personnel as are necessary and appropriate to pursue the Clinical Milestones during the Earnout Period, and (ii) shall not, and shall cause its Subsidiaries, including the Target Companies, to not, take or omit to take any action that is in bad faith and has the primary purpose of avoiding, reducing or preventing the achievement or attainment of the Share Price Targets or Clinical Milestones.

Article III
ARRANGEMENT

3.1 Arrangement. On the terms and subject to the conditions hereof, the Parties shall proceed to effect the Arrangement under Part 9, Division 5 of the BCBCA immediately following the Effective Time (the “Arrangement Effective Time”), on the terms and subject to the conditions set forth in the Plan of Arrangement.

(a) As soon as reasonably practicable, and in any event within three (3) Business Days after the date that the Registration Statement is declared effective, the Company shall apply, pursuant to Part 9, Division 5 of the BCBCA and, in cooperation with Purchaser (which shall include the opportunity for the Purchaser and its Representatives to review all relevant documents and the incorporation of all reasonable comments from Purchaser and its Representatives thereon), prepare, file and diligently pursue an application to the Court for the Interim Order in respect of the Arrangement, which shall identify that the Voting Agreements have been executed by each of the Supporting Company Shareholders and shall provide, among other things:

(i) for the class(es) of persons to whom notice is to be provided in respect of the Arrangement and the Company Shareholders Meeting, and for the manner in which such notice is to be provided;

(ii) that the required level of approval for the Company Arrangement Resolution shall be the Required Company Approval;

(iii) that, in all other respects and subject to any variations set out in the Interim Order, the terms, restrictions and conditions of the Organizational Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Shareholders Meeting;

(iv) for the grant of the Arrangement Dissent Rights to Company Shareholders as contemplated by the Plan of Arrangement;

(v) for the notice requirements regarding the presentation of the application to the Court for the Final Order;

(vi) that it is the intention of the Parties to rely upon Section 3(a)(10) of the Securities Act in connection with the exchange of the Electing Company Shares for the Exchangeable Shares in accordance with the Plan of Arrangement, based on the Court’s approval of the Arrangement, which approval through the issuance of the Final Order will constitute its determination of the fairness of the Arrangement;

(vii) that the Company Shareholders Meeting may be adjourned or postponed from time to time by the Company, with the consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), and in accordance with the terms of this Agreement or as otherwise agreed by the Parties without the need for additional approval of the Court, and may be held virtually;

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(viii) that the record date for the Company Shareholders entitled to notice of and to vote at the Company Shareholders Meeting will not change in respect of any adjournment(s) or postponement(s) of the Company Shareholders Meeting;

(ix) confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Shareholders Meeting in accordance with the Interim Order; and

(x) for such other matters as the Parties may agree are reasonably necessary to complete the Transactions.

(b) The Company Shareholders Meeting.

(i) Subject to the terms of this Agreement, the Interim Order, and the provision of any information with respect to the Purchaser required to be included under applicable Laws in the Company Information Circular (the Purchaser Information”), the Company shall convene and conduct the Company Shareholders Meeting in accordance with the Organizational Documents of the Company, applicable Laws and the Interim Order as soon as reasonably practicable and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Shareholders Meeting without the prior written consent of Purchaser, except (i) in the case of an adjournment as required for quorum purposes and (ii) if, based on the tally of proxies, the Company will not receive the Required Company Approvals; provided, that the Company shall not be permitted to postpone the Company Shareholders Meeting more than the earlier of (x) five (5) Business Days prior to the Termination Date and (y) ten (10) days from the date of the first Company Shareholders Meeting without the prior written consent of Purchaser, acting reasonably. The Company shall consult with Purchaser in fixing the record date for the Company Shareholders Meeting and the date of the Company Shareholders Meeting, give notice to Purchaser of the Company Shareholders Meeting and allow Purchaser’s Representatives to attend the Company Shareholders Meeting. The Company shall use its reasonable best efforts to obtain the Required Company Approval in respect of the Company Arrangement Resolution, including instructing the management proxyholders named in the Company Information Circular to vote any discretionary or blank proxy submitted by the Company Shareholders in favor of such action, and shall take all other action reasonably necessary or advisable to secure the Required Company Approval.

(ii) The Company shall provide Purchaser with (A) updates with respect to the aggregate tally of the proxies received by the Company in respect of the Company Arrangement Resolution, (B) updates with respect to any communication (written or oral) from any Company Shareholder in opposition to the Arrangement or any purported exercise or withdrawal of Arrangement Dissent Rights and written communications sent by or on behalf of the Company to any such person, and shall cooperate and consult in good faith with Purchaser in advance in connection with any discussions or communications with any person in opposition to the Arrangement, and (C) the right to review and comment on all material communications sent to the Company Shareholders regarding the Transactions and to participate in any material discussions, negotiations or Proceedings with or including any such Company Shareholders regarding the Transactions. The Company shall not (y) make any payment or settlement offer or agree to any payment or settlement prior to the Effective Time with respect to Arrangement Dissent Rights, or (z) waive any failure by any Company Shareholder to timely deliver a notice of exercise of Arrangement Dissent Rights, in each case without the prior written consent of Purchaser.

(c) The Company Information Circular.

(i) Subject to Purchaser’s compliance with Section 3.1(c)(iv), the Company shall promptly prepare and complete, in good faith consultation with Purchaser, the Company Information Circular together with any other documents required by applicable Law in connection with the Company Shareholders Meeting and the Arrangement, and the Company shall, as promptly as practicable after obtaining the Interim Order, cause the Company Information Circular and such other documents to be delivered to each Company Shareholder and other person as required by the Interim Order and applicable Law.

(ii) The Company shall ensure that the Company Information Circular (A) complies in all material respects with the Organizational Documents of the Company, the Interim Order and applicable Law, (B) does not contain any Misstatement, except with respect to Purchaser Information included in the Company Information Circular and (C) in the reasonable judgment of the Company provides the Company Shareholders with sufficient information, which is explained in sufficient detail, to permit them to form a reasoned judgment concerning the matters to be placed before the Company Shareholders Meeting.

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(iii) Without limiting the generality of Section 3.1(c)(ii), the Company shall, subject to the terms of this Agreement, ensure that the Company Information Circular includes (A) a statement that the Company Board has unanimously determined that the Arrangement is in the best interests of the Company and fair from a financial point of view to the Company Shareholders, and recommends that the Company Shareholders vote in favor of the Company Arrangement Resolution and (B) a statement that each Supporting Company Shareholder has entered into a Voting Agreement pursuant to which such Supporting Company Shareholder has agreed to support and vote in favor of the Company Arrangement Resolution.

(iv) Purchaser shall reasonably assist the Company in the preparation of the Company Information Circular, including obtaining and furnishing, on a timely basis, to the Company any Purchaser Information, and ensuring that the Purchaser Information does not contain any Misstatement. The Company shall give Purchaser and its Representatives a reasonable opportunity to review and comment on drafts of the Company Information Circular and other related documents, and shall accept the reasonable comments made by Purchaser and its Representatives, and agrees that all information relating to the Purchaser included in the Company Information Circular must be in a form and content reasonably satisfactory to Purchaser. The Company shall provide Purchaser and its Representatives with a final copy of the Company Information Circular prior to its delivery to the Company Shareholders.

(v) Each Party shall promptly notify the other Party if it becomes aware that the Company Information Circular contains a Misstatement, or otherwise requires an amendment or supplement. The Parties shall reasonably cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly deliver or otherwise disseminate any such amendment or supplement to the Company Shareholders as required by the Court or applicable Law.

(d) The Final Order. The Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Part 9, Division 5 of the BCBCA, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the Required Company Approval is obtained for the Company Arrangement Resolution as provided for in the Interim Order, unless otherwise agreed, in writing, by the Company and Purchaser.

(e) Court Proceedings.

(i) In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall: (A) diligently pursue (and Purchaser shall reasonably cooperate with the Company in diligently pursuing), the Interim Order and the Final Order; (B) provide Purchaser and its Representatives with a reasonable opportunity to review and comment upon drafts of all materials to be filed with the Court in connection with the Arrangement, and reasonably consider the comments of Purchaser and its Representatives, and ensure that all information relating to Purchaser included in such materials must be in a form and content reasonably satisfactory to Purchaser; (C) provide on a timely basis copies of any notice of appearance, response to petition, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any person to appeal, or oppose the granting of, the Interim Order or the Final Order; (D) ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement; (E) not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend any materials so filed or served, except as contemplated by this Agreement or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that Purchaser is not required to agree or consent to any increase or variation in the form of the Consideration or other modification or amendment to such materials that expands or increases Purchaser’s obligations, or diminishes or limits Purchaser’s rights, set forth in any such materials or under any such filed or served materials, this Agreement, the Arrangement, the Plan of Arrangement or the Voting Agreements (F) subject to this Agreement, oppose any proposal from any person that the Final Order contain any provision inconsistent with the Plan of Arrangement or this Agreement, and if at any time after the issuance of the Final Order and prior to the Arrangement Effective Time, the Company is required by the terms of the Final Order or by applicable Law to return to Court with respect to the Final Order, it will do so only after notice to, and in good faith consultation and cooperation with, Purchaser; and (G) not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

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(ii) Subject to the terms of this Agreement (including Section 10.3 hereof), Purchaser will reasonably cooperate with, and assist the Company in, seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any material information reasonably required or reasonably requested to be supplied by Purchaser in connection therewith.

(f) U.S. Securities Law Matters. The Parties agree that the Arrangement will be carried out with the intention, and the Parties will use their commercially reasonable efforts to ensure, that all Exchangeable Shares issued under the Arrangement will be issued by ExchangeCo, whether in the United States, Canada or any other country, in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the Securities Act and to facilitate Purchaser’s compliance with other U.S. Securities Laws, the parties agree that the Arrangement will be carried out on the following basis:

(g) the Court will be asked to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(h) in accordance with Section 3.1(a)(vi), prior to the issuance of the Interim Order, the Court will be advised of the intention of ExchangeCo to rely on the exemption provided by Section 3(a)(10) of the Securities Act with respect to the issuance of Exchangeable Shares pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(i) prior to the issuance of the Interim Order, the Company will file with the Court a draft copy of the proposed text of the Company Information Circular together with any other documents required by Law in connection with the Company Shareholders Meeting;

(j) the Court will be advised prior to the hearing of the Court to give approval of the Arrangement that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to all Persons who are entitled to receive Exchangeable Shares pursuant to the Arrangement;

(k) the Company will ensure that each Company Shareholder entitled to receive Exchangeable Shares pursuant to the Arrangement will be given adequate and appropriate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(l) the Final Order will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to all Persons entitled to receive Exchangeable Shares pursuant to the Arrangement;

(m) the Interim Order will specify that each Person entitled to receive Exchangeable Shares pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement;

(n) the Court will hold a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order; and

(o) each Person entitled to receive Exchangeable Shares will be advised that Exchangeable Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act will be issued in reliance on the exemption from registration under Section 3(a)(10) of the U.S. Securities Act.

Article IV
CLOSING

4.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article IX, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the third (3rd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date on which the Closing is actually held being the “Closing Date”).

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Article V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in (i) the disclosure schedules delivered by Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Purchaser Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Agreement to which the relevance of such disclosure is reasonably apparent), or (ii) the SEC Reports that are available on the SEC’s website through EDGAR (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such an SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), and Section 5.5 (Capitalization), Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

5.1 Organization and Standing. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents, each as currently in effect. Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

5.2 Authorization; Binding Agreement. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of Purchaser and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Purchaser is a party shall be when delivered, duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). The Purchaser’s board of directors, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with the Purchaser’s Organizational Documents (i) determined that this Agreement and the Transactions contemplated hereby are advisable, fair to, and in the best interests of, the Purchaser and its stockholders, (ii) approved this Agreement and the other transactions contemplated by this Agreement in accordance with applicable Laws, (iii) directed that this Agreement be submitted to its stockholders for approval at the Purchaser Special Stockholder Meeting and (iv) resolved to recommend that its stockholders approve this Agreement.

5.3 Governmental Approvals. Except as otherwise described in Schedule 5.3, no Consent of or with any Governmental Authority, on the part of Purchaser is required to be obtained or made in connection with the execution, delivery or performance by Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the Transactions, including with the Registration Statement, (d) applicable requirements, if any, of the Securities

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Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Purchaser.

5.4 Non-Contravention. Except as otherwise described in Schedule 5.4, the execution and delivery by Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by Purchaser of the transactions contemplated hereby and thereby, and compliance by Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that would not individually or in the aggregate reasonably be expected to be material to the Purchaser or the ability of the Purchaser to perform its obligations under this Agreement or the Ancillary Documents to which it is or is required to be a party or otherwise bound.

5.5 Capitalization.

(a) Purchaser is authorized to issue 401,000,000 shares of capital stock consisting of (i) 400,000,000 shares of Purchaser Common Stock including (A) 380,000,000 shares of Purchaser Class A Common Stock and (B) 20,000,000 shares of Purchaser Class B Common Stock, and (ii) 1,000,000 shares of Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 5.5(a). As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the transactions contemplated by this Agreement, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(b) Except as set forth in Schedule 5.5(a) or Schedule 5.5(b) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 5.5(b), there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

(c) All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 5.5(c). No Indebtedness of Purchaser contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser or (iii) the ability of Purchaser to grant any Lien on its properties or assets.

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(d) Since the date of formation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

(e) The Purchaser has received written confirmation from Peterson Partners that it has waived its rights under the Peterson Forward Purchase Agreement.

5.6 SEC Filings and Purchaser Financials.

(a) The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Purchaser Financials (defined below) or the SEC Reports) to (A) the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies that was issued by the SEC on April 12, 2021, and related guidance by the SEC or (B) the Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of the Purchaser’s auditors (clauses (A) and (B), collectively, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Public Units, the shares of Purchaser Class A Common Stock and the Purchaser Public Warrants are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(b) Except for the SEC SPAC Accounting Changes, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

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(c) Except for the SEC SPAC Accounting Changes or as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser is not subject to any Liabilities required to be reflected on a balance sheet prepared in accordance with GAAP, except for those that are either (i) adequately reflected or reserved on or provided for in the Purchaser Financials, or (ii) not material and that were incurred since the most recent Purchaser Financials in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any law). Set forth in Section 5.6(c) of the Purchaser Disclosure Schedules is an estimate of all Liabilities of Purchaser owed at the closing, whether contingent, deferred or otherwise, including Expenses (as defined in Section 10.3).

5.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 5.6(a), Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities (b) since December 31, 2022, not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 8.3 (without giving effect to Schedule 8.3) if such action were taken on or after the date hereof without the consent of the Company.

5.8 Compliance with Laws. Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on Purchaser, and Purchaser has not received written notice alleging any violation of applicable Law in any material respect by Purchaser.

5.9 Actions; Orders; Permits. There is (and since its incorporation there has been) no pending or, to the Knowledge of Purchaser, threatened material Action to which Purchaser is subject which if decided or resolved would reasonably be expected to have a Material Adverse Effect on Purchaser. There is no material Action that Purchaser has pending against any other Person. Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Purchaser.

5.10 Taxes and Returns.

(a) Purchaser has or will have timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 5.10(a) sets forth each jurisdiction where Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against Purchaser in respect of any Tax, and Purchaser has not been notified in writing of any proposed Tax claims or assessments against Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of Purchaser’s assets, other than Permitted Liens. Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

5.11 Employees and Employee Benefit Plans. Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

5.12 Property. Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. Purchaser does not own or lease any material real property or Personal Property.

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5.13 Material Contracts.

(a) Except as set forth on Schedule 5.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $50,000, (ii) may not be cancelled by Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee, (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of Purchaser as its business is currently conducted, any acquisition of material property by Purchaser, or restricts in any material respect the ability of Purchaser from engaging in business as currently conducted by it or from competing with any other Person, (iv) would constitute a “material contract” (as such term is defined in Regulation S-K promulgated by the SEC) of Purchaser, or (v) is otherwise material to Purchaser and not described in clauses (i) through (iv) above (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against Purchaser and, to the Knowledge of Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; (iv) to the Knowledge of Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Purchaser under any Purchaser Material Contract; (v) the Purchaser has not received written or, to the Knowledge of the Purchaser, oral notice of an intention by any party to any such Purchaser Material Contract to terminate such Purchaser Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect Purchaser or its Subsidiaries in any material respect; and (vi) the Purchaser has not waived any rights under any such Purchaser Material Contract.

5.14 Transactions with Affiliates. Schedule 5.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between Purchaser and any (a) present or former director, officer or employee or Affiliate of Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of Purchaser’s outstanding capital stock as of the date hereof.

5.15 Investment Company Act. As of the date of this Agreement, Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

5.16 Finders and Brokers. Except as set forth on Schedule 5.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser.

5.17 Certain Business Practices.

(a) Neither Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Purchaser or assist it in connection with any actual or proposed transaction.

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(b) The operations of Purchaser are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving Purchaser with respect to the any of the foregoing is pending or, to the Knowledge of Purchaser, threatened.

(c) None of Purchaser or any of its directors or officers, or, to the Knowledge of Purchaser, any other Representative acting on behalf of Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and Purchaser has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

5.18 Insurance. Schedule 5.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by Purchaser relating to Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by Purchaser. Purchaser has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to Purchaser.

5.19 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) neither the Company nor its Representatives have made any representation or warranty as to the Target Companies or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto.

5.20 Disclosure. No representation or warranty by the Purchaser in this Agreement (as modified by the Purchaser Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Purchaser Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

5.21 Information Supplied. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in the mailings or other distributions to Company Shareholders, including the Company Information Circular, with respect to the consummation of the Transactions or in any amendment to any such document, will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in the Signing Press Release or the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Company or its Affiliates.

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Article VI

REPRESENTATIONS AND WARRANTIES OF PUBCO AND PUBCO SUBS

Pubco and the Pubco Subs represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

6.1 Organization and Standing. Pubco and Purchaser Merger Sub are both corporations duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. ExchangeCo is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of British Columbia and CallCo is unlimited liability company duly formed, validly existing and in good standing under the Laws of the Province of British Columbia. Pubco and each Pubco Sub has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Pubco and each Pubco Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Pubco has heretofore made available to Purchaser and the Company accurate and complete copies of the Organizational Documents of Pubco and each Pubco Sub, each as currently in effect. Neither Pubco nor any Pubco Sub is in violation of any provision of its Organizational Documents in any material respect.

6.2 Authorization; Binding Agreement. Subject to filing the Amended Pubco Charter, Pubco and each Pubco Sub has all requisite corporate or other entity power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors and shareholders of Pubco and each Pubco Sub and no other corporate proceedings, other than as expressly set forth elsewhere in the Agreement (including the filing of the Amended Pubco Charter), on the part of Pubco or any Pubco Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or any Pubco Sub is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Pubco or any Pubco Sub is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, if any, (b) such filings as contemplated by this Agreement, including the Amended Pubco Charter, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Pubco.

6.4 Non-Contravention. The execution and delivery by Pubco and each Pubco Sub of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the filing of the Amended Pubco Charter, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate

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the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (b) or (c) that would not individually or in the aggregate reasonably be expected to be material to Pubco or a Pubco Sub or the ability of Pubco or a Pubco Sub to perform its obligations under this Agreement or the Ancillary Documents to which it is or is required to be a party or otherwise bound.

6.5 Capitalization.

(a) As of the date hereof, (i) Pubco is authorized to issue 1,000 shares of Pubco Common Stock, of which 1,000 shares of Pubco Common Stock are issued and outstanding, all of which are owned by Purchaser, (ii) Purchaser Merger Sub is authorized to issue 1,000 shares of Purchaser Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by Pubco, (iii) ExchangeCo is authorized to issue an unlimited number of shares of ExchangeCo Common Stock, of which 100 shares are issued and outstanding, and all of which are owned by CallCo, and an unlimited number of Exchangeable Shares, of which no Exchangeable Shares are issued and outstanding and (iv) CallCo is authorized to issue an unlimited number of shares of CallCo Common Stock, of which 100 shares are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the Transactions, other than Purchaser Merger Sub, CallCo and ExchangeCo, Pubco does not have any Subsidiaries or own any equity interests in any other Person.

(b) Following the Merger and the Arrangement, except as contemplated by the Arrangement, Pubco will own, directly or indirectly, all of the outstanding shares of the Pubco Subs other than the Exchangeable Shares to be issued to Electing Company Shareholders in the Arrangement or in connection with the Arrangement, and ExchangeCo will be a “taxable Canadian corporation” within the meaning of the Tax Act.

(c) The term sheet summarizing the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares is set forth in Exhibit G hereto (the “Exchangeable Share Term Sheet”).

6.6 Issuance of Shares. (i) All Consideration Shares and shares of Pubco Class C Common Stock to be issued and delivered in accordance with the Plan of Arrangement and this Agreement to the Company Securityholders, all shares of Pubco Class A Common Stock to be issued and delivered upon the exchange of Exchangeable Shares and all shares of Pubco Class A Common Stock to be issued and delivered upon the valid exercise of Assumed Options shall be, upon issuance and delivery of such Consideration Shares, shares of Pubco Class C Common Stock or shares of Pubco Class A Common Stock, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens, and (ii) upon issuance and delivery of such Consideration Shares, shares of Pubco Class C Common Stock or shares of Pubco Class A Common Stock each Company Securityholder shall have good and valid title to its portion of such Consideration Shares, shares of Pubco Class C Common Stock or shares of Pubco Class A Common Stock, in each case of clauses (i) and (ii), other than restrictions arising from applicable securities Laws, the Lock-Up Agreements, the provisions of this Agreement and any Liens incurred by the Company Security Holders, and (iii) the issuance and sale of such Consideration Shares, shares of Pubco Class C Common Stock or shares of Pubco Class A Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

6.7 Pubco and Pubco Sub Activities. Since their formation, Pubco and the Pubco Subs have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of Purchaser Merger Sub and CallCo and CallCo’s 100% ownership of ExchangeCo) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and the Pubco Subs are not party to or bound by any Contract.

6.8 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or any Pubco Sub.

6.9 Investment Company Act. Pubco is not an “investment company” or, a Person directly or indirectly controlled by or acting on behalf of an “investment company”, in each case within the meanings of the Investment Company Act.

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6.10 Information Supplied. None of the information supplied or to be supplied by Pubco or any Pubco Sub expressly for inclusion or incorporation by reference: (a) in any Current Report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Pubco or any Pubco Sub expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Pubco nor any Pubco Sub makes any representation, warranty or covenant with respect to any information supplied by or on behalf of Purchaser or the Target Companies, or any of their respective Affiliates.

6.11 Independent Investigation. Pubco and each Pubco Sub has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of the Target Companies and Purchaser and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies and Purchaser for such purpose. Pubco and each Pubco Sub acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company and Purchaser set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the Purchaser Disclosure Schedules) and in any certificate delivered to Pubco or a Pubco Sub pursuant hereto, and the information provided by or on behalf of the Company, or Purchaser for the Registration Statement; and (b) none of the Company, Purchaser or their respective Representatives have made any representation or warranty as to the Target Companies, Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules and the Purchaser Disclosure Schedules) or in any certificate delivered to Pubco or any Pubco Sub pursuant hereto.

6.12 Canadian Tax Matters. Each of Callco and Exchangeco are and will at all material times be taxable Canadian corporations within the meaning of the Income Tax Act (Canada).

6.13 Disclosure. No representation or warranty by Pubco or a Pubco Sub in this Agreement or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

Article VII
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section of the Company Disclosure Schedules shall be deemed to have been disclosed with respect to all other Sections of this Agreement to which the relevance of such disclosure is reasonably apparent), the Company hereby represents and warrants to Purchaser and Pubco, as of the date hereof and as of the Closing, as follows:

7.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of British Columbia and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company Sub is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 7.1 lists all jurisdictions in which each Target Company is qualified

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to conduct business and all names other than its legal name under which any Target Company does business, except where the failure to be so qualified can be cured without material cost or expense. The Company has provided to Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of the Company Sub, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

7.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the board of directors of the Company in accordance with the Company’s Organizational Documents, the BCBCA, any other applicable Law and any Contract to which the Company or any of its shareholders are party or by which its securities are bound and (b) other than obtaining the Required Company Approval at the Company Shareholder Meeting, the Interim Order and the Final Order, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by the Company Party and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by action by unanimous written consent in accordance with the Company’s Organizational Documents (i) determined that this Agreement and the Arrangement and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and the Company Shareholders, (ii) approved this Agreement and the Arrangement and the other transactions contemplated by this Agreement in accordance with the BCBCA, (iii) directed that this Agreement be submitted to the Company’s shareholders for approval at the Company Shareholder Meeting and (iv) resolved to recommend that the Company’s shareholders approve this Agreement. The Voting Agreements delivered by the Supporting Company Shareholders are in full force and effect.

7.3 Capitalization.

(a) The Company is authorized to issue an unlimited number of Company Shares. There are 83,370,853 Company Shares issued and outstanding as of the date of this Agreement (including the Company Shares issued to Mr. Lichtinger that will vest upon the Closing pursuant to his Employment Agreement), and, other than the Company Options outstanding as of the date of this Agreement, there are no other issued or outstanding equity interests of the Company. The Company Shareholders are the legal (registered) and beneficial owners of all of the issued and outstanding Company Shares, with each Company Shareholder owning the Company Shares set forth on Schedule 7.3(a), all of which Company Shares are owned by the Company Shareholders free and clear of any Liens other than those imposed under the Company Organizational Documents and applicable securities Laws. All of the issued and outstanding Company Shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BCBCA, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound. The Company does not, directly or indirectly, hold any of its shares or other equity interests in treasury.

(b) The Company has reserved 16,500,000 Company Shares for issuance to officers, directors, employees and consultants of the Company pursuant to the Company Equity Plan, which was duly adopted by the Company’s board of directors. As of the date hereof, of such Company Shares reserved for issuance under the Company Equity Plan, (x) 15,785,130 Company Shares are reserved for issuance upon exercise of currently outstanding Company Options, and (y) 714,870 Company Shares remain available for future awards permitted under the Company Equity Plan. The Company has furnished to Purchaser complete and accurate copies of the Company Equity Plan and forms of agreements used thereunder, which Company Equity Plan shall be terminated and cancelled upon the consummation of the Transactions. Schedule 7.3(b) sets forth the beneficial and record owners of all outstanding

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Company Options (including in each case the grant date, number and type of shares issuable thereunder, the exercise price, the expiration date and any vesting schedule), and except as set forth on Schedule 7.3(b), there are no Company Options or other convertible securities or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of their respective shareholders are a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. To the Knowledge of the Company, except as set forth on Schedule 7.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth Schedule 7.3(b) or in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the issued and outstanding securities of the Company have been granted, offered, sold or issued in compliance with all applicable securities Laws. Except for the Company Shares issued to Mr. Lichtinger that will vest upon the Closing pursuant to his Employment Agreement, as a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Each grant of a Company Option was duly authorized and: (i) the stock option agreement governing such grant was duly executed and delivered by each party thereto; (ii) each such grant was made in accordance with the terms of the Company Equity Plan and all other applicable Laws; (iii) the per share exercise price of each Company Option was equal or greater than the fair market value of a Company Share on the applicable grant date; and (iv) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.

(d) Except as set forth on Schedule 7.3(d), since January 1, 2021, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

7.4 Subsidiaries. Schedule 7.4 sets forth the name of the Company Sub, including: (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. All of the outstanding equity securities of the Company Sub are duly authorized and validly issued, fully paid and non-assessable, and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of the Company Sub other than the Organizational Documents of the Company Sub. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which the Company Sub is a party or which are binding upon the Company Sub providing for the issuance or redemption of any equity interests of the Company Sub. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by the Company Sub. The Company Sub does not have any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to the Company. Except for the equity interests of in the Company Sub, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. No Target Company is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of a Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

7.5 Governmental Approvals. Except as otherwise described in Schedule 7.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as expressly contemplated by this Agreement, (b) pursuant to Antitrust Laws or (c) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Company.

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7.6 Non-Contravention. Except as otherwise described in Schedule 7.6, the execution and delivery by the Company (or the Company Sub, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 7.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in cases of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to be material to the Target Companies or the ability of the Company to perform its obligations under this Agreement or the Ancillary Documents to which it is or is required to be a party or otherwise bound.

7.7 Financial Statements.

(a) As used herein, the term “Company Financials” means (i) the audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of March 31, 2022, and March 31, 2021, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the years then ended, each audited in accordance with Generally Accepted Auditing Standards for a privately held company by PCAOB qualified auditor, (ii) the unaudited management prepared consolidated financial statements of the Target Companies, consisting of the consolidated balance sheet of the Target Companies as of December 31, 2022 (the “Interim Balance Sheet Date”) and the related consolidated income statement, changes in shareholder equity and statement of cash flows for the nine (9) months then ended, and (iii) once available and delivered by the Company, the unaudited auditor reviewed financial statements prepared pursuant to Section 8.4(b). True and correct copies of the Company Financials have been provided to Purchaser. The Company Financials (i) accurately reflect in all material respects the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP in all material respects, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the

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internal controls over financial reporting of any Target Company. In the past five years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 7.7(c), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations with respect to such Indebtedness). Except as disclosed on Schedule 7.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 7.7(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations, except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to Purchaser or its Representatives were prepared in good faith using assumptions that the Company believed to be reasonable at the time of making such projections.

(f) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Target Companies (net of reserves) within ninety (90) days.

7.8 Absence of Certain Changes. Except as set forth on Schedule 7.8, since December 31, 2021, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2 (without giving effect to Schedule 8.2) if such action were taken on or after the date hereof without the consent of Purchaser.

7.9 Compliance with Laws. No Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2021, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

7.10 Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 7.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any material Company Permit.

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7.11 Litigation. Except as described on Schedule 7.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened since January 1, 2020 or (b) Order now pending or outstanding or that was rendered by a Governmental Authority since January 1, 2020, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers (provided, that any litigation involving the directors or officers of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 7.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. Since January 1, 2020, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

7.12 Material Contracts.

(a) Schedule 7.12(a) sets forth a true, correct and complete list of, and the Company has made available to Purchaser, true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 7.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $50,000;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $50,000; (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $50,000 per year or $150,000; in the aggregate;

(viii) is with any Top Customer or Top Supplier;

(ix) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $50,000;

(x) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi) obligates the Target Companies to make any capital commitment or expenditure in excess of $200,000 (including pursuant to any joint venture);

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(xii) relates to a material settlement entered into since January 1, 2021 or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii) provides another Person (other than the other Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xv) will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xvi) is otherwise material to any Target Company and not described in clauses (i) through (xv) above.

(b) Except as disclosed in Schedule 7.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) to the Knowledge of the Company, no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any rights under any such Company Material Contract.

7.13 Intellectual Property.

(a) Schedule 7.13(a)(i) sets forth: (i) all Patents and Patent applications, Trademarks and service mark registrations and applications, copyright registrations and applications and registered Internet Assets and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 7.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. To the Knowledge of the Company, each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses, if any. To the Knowledge of the Company, no item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 7.13(a)(iii), all Company Registered IP

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is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP.

(b) Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses, if any, applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. To the Knowledge of the Company, all registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. To the Knowledge of the Company, no Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c) Schedule 7.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to the Knowledge of the Company, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to any Intellectual Property currently owned, licensed, used or held for use by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Knowledge of the Company, no third party is currently, or since January 1, 2021 has been, infringing upon, has misappropriated or has otherwise violated any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e) To the Knowledge of the Company, all officers, directors, managers employees and independent contractors of a Target Company have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons. To the Knowledge of the Company, no current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available to Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none

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of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to third party information or data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied with all applicable Laws and material contractual requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) To the Knowledge of the Company, the consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License, if any. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses, if any, to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

7.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all material federal, provincial, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, in all material respects, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied in all material respects with all applicable Laws relating to Tax.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) To the knowledge of the Company, there are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(f) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(g) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

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(h) No Target Company has any Liability for the Taxes of another Person (other than another Target Company) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which was not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on such Target Company with respect to any period following the Closing Date.

(i) No Target Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(j) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(k) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a transaction described in Section 351 of the Code.

Notwithstanding anything to the contrary in this Agreement, no representations or warranties are intended or made with respect to the existence, amount, usability, or limitations on usage of the Tax attributes of any of the Company or any of its Subsidiaries, including net operating losses, capital loss carryforwards, foreign Tax credit carryforwards, asset bases, research and development credits, and depreciation periods, for Tax periods (or portions thereof) beginning on and after the Closing Date. Further, notwithstanding anything in this Agreement to the contrary, the representations and warranties in this Section 7.14 may be relied upon only with respect to any Tax periods prior to the Closing Date, and not with respect to any Taxes for any other Tax period.

7.15 Real Property. Schedule 7.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to Purchaser a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received written notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

7.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than $50,000 is set forth on Schedule 7.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 7.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items) in all material respects, and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by, or otherwise contracted to, a Target Company. The Company has provided to the Purchaser a true and

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complete copy of each of the Company Personal Property Leases. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect in all material respects. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

7.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its material assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the Interim Balance Sheet and (d) Liens set forth on Schedule 7.17. The material assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the material assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted and presently proposed to be conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted.

7.18 Employee Matters.

(a) Except as set forth in Schedule 7.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 7.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b) Except as set forth in Schedule 7.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 7.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the calendar year ending December 31, 2022, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the calendar year ending December 31, 2023. Except as set forth on Schedule 7.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or

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not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 7.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to Purchaser by the Company.

(d) Schedule 7.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 7.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 7.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

7.19 Benefit Plans.

(a) Set forth on Schedule 7.19(a) is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by any Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan in any material respect.

(b) Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

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(e) No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

(h) The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) To the extent applicable, the present value of the accrued benefit liabilities (whether or not vested) under each Company Benefit Plan, determined as of the end of the Company’s most recently ended fiscal year on the basis of reasonable actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Company Benefit Plan allocable to such benefit liabilities.

(j) Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(k) All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to Pubco or any Surviving Subsidiary or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(l) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 7.19(l). Except as set forth on Schedule 7.19(l)), no Company Options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Except as set forth on Schedule 7.19(l), the Company is not aware of any violation of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder with respect to any Section 409A Plan. Except as set forth on Schedule 7.19(l)), no Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. Except as set forth on Schedule 7.19(l)), no payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. Except as set forth on Schedule 7.19(l), there is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

7.20 Environmental Matters. Except as set forth in Schedule (a):

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is

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pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

7.21 Transactions with Related Persons. Except as set forth on Schedule 7.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, to the Knowledge of the Company, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or since January 1, 2021, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 7.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

7.22 Insurance.

(a) Schedule 7.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser.

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All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on materially similar terms following the Closing. No Target Company has any self-insurance or co-insurance programs. Since January 1, 2021, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 7.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company since January 1, 2021. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

7.23 Top Customers and Suppliers. Schedule 7.23 lists, by dollar volume received or paid, as applicable, for each of the twelve (12) months ended on December 31, 2022 and December 31, 2021, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten (10) largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not materially adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

7.24 Certain Business Practices.

(a) Since January 1, 2020, no Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other applicable Canadian or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Since January 1, 2020, no Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times since January 1, 2020 in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to the any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations

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in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC since January 1, 2020.

7.25 Healthcare Industry Matters.

(a) Each Target Company is, and has been since January 1, 2020, in compliance in all material respects with all applicable healthcare Laws, including the following and any applicable foreign equivalents: (i) the Federal Food, Drug, and Cosmetic Act (“FDCA”); (ii) all federal or state criminal or civil fraud and abuse Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7(a)), the Sunshine Act (42 U.S.C. §1320a-7(h)), the Exclusion Law (42 U.S.C. §1320a-7), the Criminal False Statements Law (42 U.S.C. §1320a-7b(a), Stark Law (42 U.S.C. §1395nn), the False Claims Act (31 U.S.C. §§3729 et seq., 42 U.S.C. §1320a-7b(a)), HIPAA (42 U.S.C. §§1320d et seq.), and any comparable state or local Laws) and; (iii) any applicable state licensing, disclosure and reporting requirements (all of the foregoing, collectively, “Healthcare Laws”). No Target Company has received written notification of any pending Action from the FDA or any other similar Governmental Authority alleging that any operation or activity of any Target Company is in material violation of any applicable Healthcare Law.

(b) All material preclinical and clinical investigations conducted or sponsored by any Target Company and intended to be submitted to a Governmental Authority to support a regulatory approval have been and are being conducted in compliance in all material respects with all applicable Healthcare Laws administered or issued by the applicable Governmental Authority, including, as applicable, (i) the FDA regulations for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations and applicable foreign equivalents, (ii) applicable FDA requirements for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56 and 312 of the Code of Federal Regulations and applicable foreign equivalents, (iii) applicable federal, state and foreign Healthcare Laws restricting the use and disclosure of individually identifiable health information, including HIPAA and applicable foreign equivalents; and (iv) for clinical investigations, in material compliance with any conditions imposed by an institutional review board or ethics committee.

(c) All material reports, documents, claims, Permits and notices (“Authorizations”) necessary to engage in the Target Company’s business, including Authorizations required to be filed, maintained or furnished to the FDA or any other Governmental Authority by each Target Company, including any owner, officer, director, partner, employee or agent of each Target Company, have been so filed, maintained or furnished. To the Knowledge of the Company, all such Authorizations were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing), all such Authorizations are in full force and effect, and the holder of such Authorization is and has been in compliance with the terms and conditions of all such Authorizations and with the rules and regulations of any Governmental Authority having jurisdiction with respect to such Authorizations. Neither any Target Company nor, to the Knowledge of the Company, any owner, officer, director, partner, employee or agent of any Target Company has (i) made an untrue statement of a material fact or any fraudulent statement to the FDA or any other Governmental Authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority or (iii) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a reasonable basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither any Target Company nor, to the Knowledge of the Company, any owner, officer, director, partner, employee or agent of any Target Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. §335a(a) or any similar Healthcare Law or authorized by 21 U.S.C. §335a(b) or any similar Healthcare Law. Neither any Target Company nor, to the Knowledge of the Company, any owner, officer, director, partner, employee or agent of any Target Company has been convicted of any crime or engaged in any conduct for which such person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935 or any Healthcare Law. As of the date of this Agreement, no Actions that would reasonably be expected to result in material debarment or exclusion are pending or, to the Company’s Knowledge, threatened against any Target Company or, to the Company’s Knowledge, any owner, officer, director, partner, employee, contractor, supplier (in their capacities as such) or other entities or individuals performing research or work on behalf of any Target Company. No Target Company nor any owner, officer, director, partner, agent or employee of any Target Party is a party to or bound by any individual integrity agreement, corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, deferred prosecution agreement, or similar agreements with or imposed by any Governmental Authority.

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(d) No Target Company has received any written notice, correspondence or other communication from the FDA or any other Governmental Authority or from any institutional review board requiring the termination, suspension or material modification of any previous, ongoing or planned clinical trials conducted by, or on behalf of, any Target Company, or so limiting the participation of any clinical investigator that has conducted, or is conducting, such clinical trials for any Target Company.

(e) As of the date of this Agreement, no data generated by any Target Company with respect to its products is the subject of any written regulatory Action, either pending or, to the Company’s Knowledge, threatened, by any Governmental Authority relating to the truthfulness or scientific integrity of such data.

(f) To the Company’s Knowledge, no product manufactured or distributed by any Target Company is (i) adulterated within the meaning of 21 U.S.C. §351 (or any similar Healthcare Law), or (ii) misbranded within the meaning of 21 U.S.C. §352 (or any similar Healthcare Law). Since January 1, 2018, neither any Target Company nor, to the Company’s Knowledge, any of their respective contract manufacturers has received any FDA Form 483, warning letter, untitled letter, or other similar correspondence or written notice from the FDA or any other Governmental Authority alleging or asserting material noncompliance with any applicable Healthcare Laws or Permits issued to the Company by the FDA or any other Governmental Authority. No manufacturing site owned by any Target Company or, to the Company’s Knowledge, any of their respective contract manufacturers, is or has been since January 1, 2018, subject to a shutdown or import or export prohibition imposed by FDA or another Governmental Authority.

7.26 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

7.27 Finders and Brokers. Except as set forth in Schedule 7.27, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser, Pubco, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any Target Company.

7.28 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to Purchaser’s stockholders or Pubco’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not materially misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Purchaser or its Affiliates.

7.29 Disclosure. No representation or warranty by the Company in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

7.30 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, condition (financial or otherwise) or assets of Purchaser and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Purchaser, for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Purchaser, set forth in

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this Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto, and the information provided by or on behalf of Purchaser for the Registration Statement; and (b) none of Purchaser or its Representatives have made any representation or warranty as to Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to Company or Pubco pursuant hereto.

Article VIII
COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 10.1 or the Closing (the “Interim Period”), subject to Section 8.13, the Company shall give, and shall cause its Representatives to give, Purchaser, Pubco and each Pubco Sub and their respective Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies as Purchaser, Pubco and the Pubco Subs or their respective Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Representatives of the Company, to reasonably cooperate with Purchaser, Pubco and each Pubco Sub and their respective Representatives in their investigation; provided, however, that Purchaser, Pubco, the Pubco Subs and their Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b) During the Interim Period, subject to Section 8.13, Purchaser, Pubco and each Pubco Sub shall give, and shall cause their respective Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to Purchaser, Pubco and each Pubco Sub, as the Company or its Representatives may reasonably request regarding Purchaser, Pubco and each Pubco Sub and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of Purchaser, Pubco and each Pubco Sub and their respective Representatives to reasonably cooperate with the Company and its respective Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Purchaser, Pubco and any Pubco Sub.

8.2 Conduct of Business of the Company .

(a) Unless Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or as set forth on Schedule 8.2, the Company shall, and shall cause its respective Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

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(b) Without limiting the generality of Section 8.2(a) and except as contemplated by the terms of this Agreement or as set forth on Schedule 8.2, during the Interim Period, without the prior written consent of Purchaser and Pubco (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause the Company Sub to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii) other than securities issued in connection with the Interim Financing or the issuance of Company Shares upon the exercise of Company Options outstanding on the date of this Agreement, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (x) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, (y) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (c) guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $100,000 individually or $250,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business that is material to the Company;

(xi) fail to use commercially reasonable efforts to keep in force material insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with such Party’s outside auditors;

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(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $50,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials or the consolidated financial statements of Pubco, as applicable;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) other than in the ordinary course of business, make capital expenditures in excess of $100,000 (individually for any project (or set of related projects) or $250,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate other than in the ordinary course of business or pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv) authorize or agree to do any of the foregoing actions.

8.3 Conduct of Business of Purchaser, Pubco and the Pubco Subs .

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or as set forth on Schedule 8.3, Purchaser, Pubco and the Pubco Subs shall, and shall cause each of their respective Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to Purchaser, Pubco, the Pubco Subs and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 8.3, nothing in this Agreement shall prohibit or restrict Purchaser from extending, in accordance with the Purchaser Charter and IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

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(b) Without limiting the generality of Section 8.3(a) and except as contemplated by the terms of this Agreement (including as contemplated by any Equity Investment or Debt Financing) or as set forth on Schedule 8.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser and Pubco shall not, and shall cause their respective Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 8.3(b)(iv) shall not prevent Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other Transactions, including any Equity Investment or Debt Financing, and costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP or IFRS, as applicable;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to Purchaser;

(vii) terminate, waive or assign any material right under any Purchaser Material Contract or other material agreement to which it is a party;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xi) revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP or IFRS, as applicable, and after consulting the Purchaser’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Purchaser) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

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(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 8.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of its equity securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

8.4 Annual and Interim Financial Statements.

(a) During the Interim Period, within forty-five (45) calendar days following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue, including without limitation the audited financial statements for the fiscal year ending March 31, 2023 and the comparable period in 2022.

(b) As promptly as practicable after the date of this Agreement, the Company shall deliver to the Purchaser, auditor reviewed financial statements for the nine-month fiscal period ended December 31, 2022, and the Company shall, reasonably cooperate with and provide all necessary materials to its auditor and, use its reasonable best efforts to cause its auditor to complete the review of the nine-months financial statements on or before April 30, 2023. Such audited financial statements shall be accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with GAAP.

8.5 Purchaser Public Filings. During the Interim Period, Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Merger to maintain the listing of the Purchaser Units, the Purchaser Class A Common Stock and the Purchaser Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the shares of Pubco Common Stock and the Pubco Public Warrants.

8.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its

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Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) 20% or more of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, in each case other than in connection with the Interim Financing and (B) with respect to Purchaser, Pubco, the Pubco Subs and their respective Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company, Pubco and Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

8.7 No Trading. The Company acknowledges and agrees that it is aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Prior to the Closing, the Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Purchaser, communicate such information to any third party, take any other action with respect to Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates); (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to set forth in Article IX not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated

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by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 8.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with each of the Purchaser and the Company bearing fifty percent (50%) of the costs and expenses thereof, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case

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if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

8.10 Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

8.11 The Registration Statement.

(a) As promptly as practicable after the date hereof, Purchaser and Pubco shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued under this Agreement to the holders of Purchaser Securities and the Company Security Holders pursuant to the Transactions (including the Earnout Shares,if permissible under the Form S-4), which Registration Statement will also contain a proxy statement of Purchaser (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from the Purchaser Stockholders for the matters to be acted upon at the Purchaser Special Stockholder Meeting and providing the Public Stockholders an opportunity in accordance with Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Class A Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser Stockholders to vote, at an special meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Stockholder Meeting”), in favor of resolutions approving (A) the adoption and approval of this Agreement and the Transactions (including the Assumed Options regardless of whether the Pubco Equity Plan is approved in subsection (B) below and, to the extent required, the issuance of any PIPE Shares), by the holders of Purchaser Common Stock in accordance with Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (B) the adoption and approval of a new omnibus equity incentive plan for Pubco, in form and substance reasonably acceptable to Purchaser and the Company (the “Pubco Equity Plan”), which will provide that the total awards under such Pubco Equity Plan will be a number of shares of Pubco Class A Common Stock equal to the greater of (i) the number of shares of Pubco Common Stock that are subject to the Assumed Options, and (ii) ten percent (10%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing, (C) the appointment of the members of the Post-Closing Pubco Board, in each case in accordance with Section 8.14 hereof, (D) the approval of an amendment to the Insider Letter, effective upon the Closing, to reduce the Founder Shares Lock-up Period set forth in clause (A) of Section 8(a) thereof from one year after the completion of the Business Combination and provide that (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale as set forth in the current Insider Letter lock-up) (the “Insider Letter Amendment Approval”); and (E) such other matters as the Company, Pubco and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (A) through (E), collectively, the “Stockholder Approval Matters”), and (F) the adjournment of the Purchaser Special Stockholder Meeting, if necessary or desirable in the reasonable determination of Purchaser.

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(b) If on the date for which the Purchaser Special Stockholder Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Stockholder Meeting. In connection with the Registration Statement, Purchaser and Pubco will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. Purchaser and Pubco shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Target Companies and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(c) Purchaser and Pubco shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Stockholder Meeting and the Redemption. Each of Purchaser, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Pubco, Purchaser and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser and Pubco shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Purchaser’s Organizational Documents.

(d) Purchaser and Pubco, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser and Pubco shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Purchaser, Pubco or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Stockholder Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(e) As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, Purchaser and Pubco shall distribute the Registration Statement to Purchaser’s stockholders and, pursuant thereto, shall call the Purchaser Special Stockholder Meeting in accordance with the DGCL.

(f) Purchaser and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Stockholder Meeting and the Redemption.

8.12 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of Purchaser, Pubco and the Company, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

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(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Pubco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which Purchaser shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

8.13 Confidential Information.

(a) The Company and the Seller Representative hereby agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide Purchaser to the extent legally permitted with prompt written notice of such requirement so that Purchaser or an Affiliate thereof may seek, at Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 8.13(a), and (B) in the event that such protective Order or other remedy is not obtained, or Purchaser waives compliance with this Section 8.13(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company shall, and shall cause its Representatives to, promptly deliver to Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon.

(b) Purchaser, Pubco, each Pubco Sub and the Purchaser Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that Purchaser, Pubco, the Pubco Subs or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article X, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy

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or waive compliance with this Section 8.13(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 8.13(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, Purchaser, Pubco and each Pubco Sub shall, and shall cause their respective Representatives to, promptly deliver to the Company or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws; provided, that, to the extent legally permissible, Purchaser and its Representatives shall give the Company prompt written notice to allow the Company to seek a protective order and Purchaser and its Representatives shall use reasonable efforts to obtain confidential treatment for any such Company Confidential Information.

8.14 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of the Pubco to resign, so that effective as of the Closing, Pubco’s board of directors (the “Post-Closing Pubco Board”) will consist of nine (9) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Pubco Board (i) six (6) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least four (4) of whom shall be required to qualify as an independent director under Nasdaq rules; (ii) the two (2) persons that are designated by the Purchaser prior to the Closing (the “Purchaser Directors”), and (iii) the one (1) person that is mutually agreed upon and designated by Purchaser and the Company prior to the Closing (the “Independent Director”) whom shall be required to qualify as an independent director under Nasdaq rules. At or prior to the Closing, Pubco will provide each Company Director, Purchaser Director and the Independent Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Company Director, Purchaser Director or Independent Director. Pursuant to the Amended Pubco Charter as in effect as of the Closing, the Post-Closing Pubco Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving a one (1) year term, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving a two (2) year term, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving a three (3) year term, such term effective from the Closing. The Purchaser Directors shall be Class II Directors. In accordance with the Amended Pubco Charter as in effect at the Closing, no director on the Post-Closing Pubco Board may be removed without cause. At or prior to the Closing, Pubco will provide each Company Director, Purchaser Director and the Independent Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Company Director, Purchaser Director or Independent Director.

(b) The Parties shall take all action necessary, including causing the executive officers of Pubco to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

8.15 Documents and Information. After the Closing Date, Pubco shall, and shall cause its Subsidiaries (including Purchaser and the Target Companies) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of Purchaser and the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative during normal business hours of Pubco and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by Pubco or its Subsidiaries (including any Target Company) without first advising the Purchaser Representative in writing and giving the Purchaser Representative a reasonable opportunity to obtain possession thereof.

8.16 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of Purchaser, Pubco, the Pubco Subs and the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership,

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joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and Purchaser, Pubco, the Pubco Subs or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Purchaser and the Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of Purchaser and the Company to the extent permitted by applicable Law. The provisions of this Section 8.16 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For the benefit of Purchaser’s directors and officers, Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided that the premium for such coverage shall not be more than 300% of the premium currently maintained. If obtained, Pubco and Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and Purchaser shall timely pay or cause to be paid all premiums with respect to the D&O Tail Insurance.

8.17 Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Pubco or Purchaser from any Equity Investment or Debt Financing shall first be used to pay (i) Purchaser’s tax liabilities incurred but not paid as of the Closing, (ii) Purchaser’s accrued Expenses and the Company’s accrued Expenses, including the Company advisory fees related to the Transaction, (iii) any loans owed by Purchaser to Sponsor for Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of Purchaser or Extension Expenses and (iv) any other Liabilities of Purchaser as of the Closing. Such amounts, as well as any Expenses that are required or permitted to be paid by delivery of Purchaser’s or Pubco Securities, will be paid at the Closing. Any remaining cash will be distributed to a Target Company and used for working capital and general corporate purposes.

8.18 Equity and Debt Investment.

(a) During the Interim Period, Purchaser, Pubco and the Company shall use their commercially reasonable efforts to (i) enter into and consummate subscription agreements with investors relating to a private equity investment in Purchaser or Pubco to purchase shares of Purchaser or Pubco (“PIPE Shares”) in connection with a private placement, or enter into non-redemption agreements with existing Purchaser Stockholders, and/or enter into backstop arrangements with potential investors, (an “Equity Investment”), or (ii) arrange debt financing in connection with the Transactions (a “Debt Financing”), in each case such that Closing Cash (as defined below) is targeted for at least Thirty Five Million Dollars ($35,000,000), in each case on terms mutually agreeable to the Company, Purchaser and Pubco, acting reasonably, and, if Purchaser elects to seek an Equity Investment or Debt Financing, Pubco, Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such Equity Investment or Debt Financing and use their respective commercially reasonable efforts to cause such Equity Investment or Debt Financing to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser). For the avoidance of doubt, completion of an Equity Investment or a Debt Financing is not, in and of itself, a closing condition to consummate the Transactions contemplated hereunder.

(b) In connection with a PIPE investment or Debt Financing, Purchaser and the Company agree that, if the Company and the Sponsor mutually agree to provide equity incentives to support the Equity Investment and/or Debt Financing, then (i) first, the Sponsor shall provide up to 25% of the outstanding Founder Shares (the “Sponsor Incentive Shares”) to be used as incentives to support the Equity Investment or Debt Financing whether or not based on contingency or for price protection; and (ii) second, the Company shall provide Consideration Shares with a value of up to Twenty Million Dollars ($20,000,000) based on the Redemption Price (the “Company Incentive Shares”) to be used as incentives to support the Equity Investment or Debt Financing whether or not based on contingency or for price protection. The Company may, in its sole discretion, provide Consideration Shares with a value of more than

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Twenty Million Dollars ($20,000,000) based on the Redemption Price (“Additional Company Incentive Shares”) as equity incentives to support the Equity Investments and/or Debt Financing. For avoidance of doubt, the Sponsor shall not be required to provide any securities as incentives beyond the Sponsor Incentive Shares.

(c) Promptly following the date hereof, Purchaser shall cause Sponsor to enter into a letter agreement with Purchaser, Pubco and the Company whereby Sponsor agrees to be bound by the terms and conditions of this Section 8.18.

8.19 Nasdaq Listing. Purchaser shall use its respective reasonable its commercially reasonable efforts to cause, as promptly as practicable after the date of this Agreement, but in no event later than the Closing Date; (a) Pubco’s initial listing application with Nasdaq in connection with the Transactions to have been approved; (b) Pubco to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (c) the Pubco Class A Common Stock and Pubco Public Warrants to have been approved for listing on Nasdaq.

8.20 Company Registration Rights Agreement. As soon as practicable following the date hereof, Purchaser and Pubco shall prepare a Registration Rights Agreement, which shall be in a form reasonably acceptable to the Purchaser and the Company (the “Company Registration Rights Agreement”), with the key Company stakeholders, covering the registration of the Pubco Class A Common Stock to be issued to any officers, directors or other equity holders of the Company deemed “affiliates” under Rule 144 of the Securities Act in connection with the Transactions or upon the exchange of any Exchangeable Shares.

8.21 Interim Financing. Purchaser shall provide reasonable cooperation to the Company in connection with the Interim Financing.

8.22 Pubco Equity Plan. If the Pubco Equity Plan is approved by the Purchaser Stockholders at the Purchaser Stockholder Special Meeting, Pubco shall adopt the Pubco Equity Plan prior to the Effective Date.

Article IX
CLOSING CONDITIONS

9.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger, the Arrangement and the other Transactions shall be subject to the satisfaction or written waiver (where permissible) by the Company and Purchaser of the following conditions:

(a) Required Purchaser Stockholder Approval. The Stockholder Approval Matters that are submitted to the vote of the shareholders of Purchaser at the Purchaser Special Stockholder Meeting in accordance with the Proxy Statement (other than the Insider Letter Amendment Approval) shall have been approved by the requisite vote of the shareholders of Purchaser at the Purchaser Special Stockholder Meeting in accordance with Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (excluding for the avoidance of doubt, the Insider Letter Amendment Approval, the “Required Purchaser Stockholder Approval”).

(b) Required Company Approval. The Company Shareholders Meeting shall have been held in accordance with the BCBCA and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Shareholder (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, the Interim Order, any purchase or subscription agreement or otherwise) shall have authorized, approved and consented to, as applicable, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is a party or bound, the Company Arrangement Resolution and the consummation of the transactions contemplated hereby and thereby, including the Pubco Share Exchange (the “Required Company Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 9.1(e) shall have each been obtained or made.

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(f) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(h) Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and any Equity Investment or Debt Financing, Purchaser shall have net tangible assets of at least $5,000,001.

(i) Appointment to the Board. The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 8.14.

(j) Pubco Charter Amendment. At or prior to the Closing, the shareholders of Pubco shall have amended and restated the Certificate of Incorporation of Pubco in a form to be mutually agreed to by the Company and Purchaser (the “Amended Pubco Charter”).

(k) Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any Equity Investment or Debt Financing, after giving effect to the payment of Purchaser’s unpaid Expenses or Liabilities and the Company’s unpaid Expenses, at least equal to Fifteen Million U.S. Dollars ($15,000,000).

(l) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(m) Interim and Final Orders. The Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to either the Purchaser or the Company, each acting reasonably, on appeal or otherwise.

(n) Nasdaq Listing. Upon the Closing, Pubco’s initial listing application with Nasdaq in connection with the Transactions, which shall include a listing of all of the shares issued or to be issued under this Agreement, including all shares underlying the Assumed Options, shall have been approved and, immediately following the Closing, Pubco shall satisfy any applicable initial and continuing listing requirements of Nasdaq. In addition, Pubco shall not have received any notice of non-compliance therewith, and the Pubco Class A Common Stock and Pubco Public Warrants shall have been approved for listing on the Nasdaq.

9.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 9.1, the obligations of the Company and the to consummate the Transactions are subject to the satisfaction or written waiver (by the Company and Pubco) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of Purchaser, Pubco and the Pubco Subs set forth in this Agreement and in any certificate delivered by or on behalf of Purchaser or Pubco pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Purchaser.

(b) Agreements and Covenants. Purchaser and Pubco shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Purchaser since the date of this Agreement which is continuing and uncured.

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(d) Closing Deliveries.

(i) Officer Certificate. Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to Purchaser. Pubco shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Pubco in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.2(a), 9.2(b) and 9.2(c) with respect to Pubco.

(ii) Secretary Certificate. Purchaser and Pubco shall have each delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iii) Good Standing. Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for Purchaser certified as of a date no earlier than ten (10) days prior to the Closing Date from the proper Governmental Authority of Purchaser’s jurisdiction of organization and from each other jurisdiction in which Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions. Pubco shall have delivered to Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for Pubco and each Pubco Sub certified as of a date no earlier than ten (10) days prior to the Closing Date from the proper Governmental Authority of Pubco’s and the applicable Pubco Sub’s jurisdiction of organization and from each other jurisdiction in which Pubco or a Pubco Sub is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Founder Registration Rights Agreement Amendment. The Company shall have received a copy of an Amendment to the Founder Registration Rights Agreement to, among other matters, have Pubco assume the registration obligations of Purchaser under the Founder Registration Rights Agreement and have such rights apply to the Pubco Securities, in a form to be mutually agreed upon by Purchaser and the Company (the “Founder Registration Rights Agreement Amendment”), duly executed by Purchaser, Pubco and the holders of a majority of the “Registrable Securities” thereunder.

(v) Company Registration Rights Agreement. The Company Shareholders shall have received from Pubco the Company Registration Rights Agreement, duly executed by Pubco.

(vi) Non-Competition Agreements. The Company shall have received a copy of each Non-Competition Agreement, duly executed by Pubco and the Purchaser Representative.

(vii) Lock-Up Agreements. The Company shall have received a copy of each Lock-Up Agreement, duly executed by Pubco and the Purchaser Representative.

9.3 Conditions to Obligations of Purchaser, Pubco and the Pubco Subs. In addition to the conditions specified in Section 9.1, the obligations of Purchaser, Pubco and each Pubco Sub to consummate the Transactions are subject to the satisfaction or written waiver (by Purchaser) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, any Target Company.

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(b) Agreements and Covenants. The Company shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to any Target Company since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) Officer Certificate. Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 9.3(a), 9.3(b) and 9.3(c).

(ii) Secretary Certificate. The Company shall have delivered to Purchaser a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the resolutions of its board of directors and shareholders of the Company authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or bound, and the consummation of the Transactions, and (C) the incumbency of the Company’s officers authorized to execute this Agreement or any Ancillary Document to which it is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Company Registration Rights Agreement. Pubco shall have received from the Company the Company Registration Rights Agreement, duly executed by Company Shareholders.

(v) Non-Competition Agreements. Pubco shall have received a Non-Competition Agreement for each Significant Company Shareholder listed as a signatory on Annex I, duly executed by such Company Shareholder.

(vi) Lock-Up Agreements. Pubco shall have received a Lock-Up Agreement for each Significant Company Shareholder listed as a signatory on Annex I, duly executed by such Company Shareholder.

(vii) Termination of Certain Contracts. Purchaser shall have received evidence reasonably acceptable to Purchaser that the Contracts set forth on Schedule 9.3(e)(vii) involving any of the Target Companies and any Related Persons shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

9.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company) to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article X
TERMINATION AND EXPENSES

10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of Purchaser and the Company;

(b) by written notice by Purchaser or the Company if any of the conditions to the Closing set forth in Article IX have not been satisfied or waived by August 3, 2023 (the “Outside Date”) (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shorter of (i) three (3) additional months and (ii) the

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period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d) by written notice by the Company to Purchaser, if (i) there has been a breach by Purchaser, Pubco, any Pubco Sub of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Purchaser shall have become untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Purchaser by the Company or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by Purchaser to the Company, if (i) there has been a breach by the Company of any of its respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company by Purchaser or (B) the Outside Date; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if at such time Purchaser, Pubco, or any Pubco Sub is in material uncured breach of this Agreement;

(f) by written notice by Purchaser to the Company, if there shall have been a Material Adverse Effect on any Target Company following the date of this Agreement which is uncured and continuing;

(g) by written notice by the Company, if there shall have been a Material Adverse Effect on the Purchaser, Pubco or any of the Pubco Subs; or

(h) by written notice by either Purchaser or the Company to the other if the Purchaser Special Stockholder Meeting is held (including any adjournment or postponement thereof) and has concluded, Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained.

10.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 10.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 10.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 8.12, 8.13, 10.3, 11.1, Article XII and this Section 10.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 11.1).

10.3 Fees and Expenses. Subject to Section 11.1, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses, provided that if the Closing occurs then all unpaid expenses of any Party at the time of the Closing shall be paid by the Purchaser. As

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used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates and D&O Tail Insurance) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement that have accrued prior to the Closing but for which payment will be due, or deferred until after the Closing, including without limitation, any Excise Tax incurred in connection with the Redemptions or the Transactions and any payments made with respect to the exercise of Arrangement Dissent Rights by Company Shareholders. With respect to Purchaser, Expenses shall include, without limitation, any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

Article XI
WAIVERS AGAINST

11.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public stockholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within twenty four (24) months after the closing of the IPO, subject to extension by an amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 of dissolution expenses, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company or the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company and the Seller Representative each agree and acknowledge that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent the Company or the Seller Representative or any of their respective Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account

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(including any distributions therefrom) or any amounts contained therein. In the event that the Company or any of its Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 11.1 shall survive termination of this Agreement for any reason and continue indefinitely.

Article XII
MISCELLANEOUS

12.1 Non-Survival of Representations, Warranties and Covenants. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, including any rights arising out of any breach of such representations and warranties, and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained herein and therein that by their terms expressly contemplate performance in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), and then only with respect to any breaches occurring after the Closing.

12.2 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including by email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Purchaser, Pubco or the Pubco Subs at or prior to the Closing, to:	with a copy (which will not constitute notice) to:
Healthwell Acquisition Corp. I	Ellenoff Grossman & Schole LLP
1001 Green Bay Rd, #227	1345 Avenue of the Americas, 11th Floor
Winnetka, IL 60093	New York, New York 10105
Attn: Alyssa J. Rapp, Chief Executive Officer	Attn:	Stuart Neuhauser, Esq.
Telephone No.: (847) 230-9162	Facsimile No.: (212) 370-7889
Email: alyssa.rapp@healthwellspac.com	Telephone No.: (212) 370-1300
	Email:	sneuhauser@egsllp.com

If to the Purchaser Representative, to:	with a copy (which will not constitute notice) to:
Healthwell Acquisition Corp. I Sponsor LLC	Ellenoff Grossman & Schole LLP
1001 Green Bay Rd, #227	1345 Avenue of the Americas, 11th Floor
Winnetka, IL 60093	New York, New York 10105
Attn: Alyssa J. Rapp, Manager	Attn:	Stuart Neuhauser, Esq.
Telephone No.: (847) 230-9162	Facsimile No.: (212) 370-7889
Email: alyssa.rapp@healthwellspac.com	Telephone No.: (212) 370-1300
	Email:	sneuhauser@egsllp.com

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If to the Company, or the Surviving Corporation, to:	with a copy (which will not constitute notice) to:
Starton Therapeutics, Inc.	Fox Rothschild LLP
215 College Road, Suite 300	2000 Market Street, 20th Floor
Paramus, NJ 07652	Philadelphia, PA 19103-3222
Attn:, Pedro Lichtinger, Chief Executive Officer	Attn:	Stephen M. Cohen
Telephone No.: (800) 449-5405		Lauren W. Taylor
Email: plichtinger@startontx.com	Telephone No.: (215) 299-2744;(215) 918-3625
	Email:	SMCohen@foxrothschild.com
LWTaylor@foxrothschild.com

If to the Seller Representative to:	with a copy (which will not constitute notice) to:
Kiriakos Charlie Perperidis	Fox Rothschild LLP
404 East 79th St.	2000 Market Street, 20th Floor
Apt. 27G	Philadelphia, PA 19103-3222
New York, NY 10075	Attn:	Stephen M. Cohen
Telephone No.: (646) 510-1060		Lauren W. Taylor
Email: ckperperidis@gmail.com	Telephone No.: (215) 299-2744;(215) 918-3625
	Email:	SMCohen@foxrothschild.com
LWTaylor@foxrothschild.com

If to the Purchaser, Pubco or the Pubco Subs after the Closing, to:	with a copy (which will not constitute notice) to:
Starton Holdings Corp.	Fox Rothschild LLP
215 College Road, Suite 300	2000 Market Street, 20th Floor
Paramus, NJ 07652	Philadelphia, PA 19103-3222
Attn: Pedro Lichtinger, Chief Executive Officer	Attn:	Stephen M. Cohen
Telephone No.: (800) 449-4505		Lauren W. Taylor
Email: plichtinger@startontx.com	Telephone No.: (215) 299-2744;(215) 918-3625
	Email:	SMCohen@foxrothschild.com
and		LWTaylor@foxrothschild.com

the Purchaser Representative	and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
	Attn:	Stuart Neuhauser, Esq.
Facsimile No.: (212) 370-7889
Telephone No.: (212) 370-1300
	Email:	sneuhauser@egsllp.com

12.3 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of Purchaser, Pubco, the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

12.4 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 8.16, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

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12.5 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 12.5, and any dispute to be determined by the Independent Expert in accordance with Section 2.5(c)) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 12.5. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

12.6 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 12.5, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 12.5, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 12.1. Nothing in this Section 12.6 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

12.7 WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO

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ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.7.

12.8 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

12.9 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

12.10 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Purchaser, Pubco, the Company, the Purchaser Representative and the Seller Representative.

12.11 Waiver. Each of Purchaser on behalf of itself, the Company on behalf of itself and its Affiliates, and the Seller Representative, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including the Purchaser Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing by Pubco or Purchaser shall also require the prior written consent of the Purchaser Representative.

12.12 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

12.13 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or IFRS, as applicable, based on the accounting principles used by the applicable Person; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall

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be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Annex” and “Exhibit” are intended to refer to Sections, Articles, Schedules, Annexes and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of Purchaser and its Representatives and Purchaser and its Representatives have been given access to the electronic folders containing such information.

12.14 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

12.15 Purchaser Representative.

(a) Purchaser, on behalf of itself and its successors and assigns, by execution and delivery of this Agreement, hereby irrevocably constitutes and appoints Healthwell Acquisition Corp. I Sponsor LLC in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i)) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party; (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the Purchaser Representative is a party; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable out-of-pocket fees and expenses allocable or in any way relating to such transaction; and (v) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the Purchaser Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Pubco Securities from and after the Closing (other than the Company Security Holders and their respective successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and Pubco, Purchaser, the Company, the Seller Representative or any Company Shareholder, shall be binding upon Purchaser and its, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 12.15 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

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(b) The Purchaser Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Pubco and the Company will jointly and severally indemnify, defend and hold harmless the Purchaser Representative from and against any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable and documented attorneys’ fees (collectively, “Losses”) incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under this Agreement or any Ancillary Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the sole cost and expense of Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses (including court costs and filing fees), as the Purchaser Representative may deem necessary or appropriate from time to time, and to the extent not directly paid by Purchaser, Purchaser shall promptly upon request by the Purchaser Representative advance any such costs and expenses to the Purchaser Representative in connection therewith. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 12.15 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

12.16 Seller Representative.

(a) The Company has appointed Kiriakos Charlie Perperidis to act as the Seller Representative with such Seller Representative’s appointment to be submitted for approval by the Company and the Company Shareholders in the Company Arrangement Resolution and such Seller Representative to act as the true and lawful agent and attorney-in-fact of the Company Security Holders with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Persons under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement or any of the Ancillary Documents to which the Seller Representative is a party, including: (i) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Seller Representative is a party (provided, that any such action, if material to the rights and obligations of the Company Security Holders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Security Holders unless otherwise agreed by each Company Security Holder who is subject to any disparate treatment of a potentially material and adverse nature); (ii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under this Agreement or any Ancillary Documents to which the Seller Representative is a party; (iii) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (iv) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction, whether incurred prior or subsequent to Closing; and (v) otherwise enforcing the rights and obligations of any such Persons under this Agreement and the Ancillary Documents to which the Seller Representative is a party, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative, Purchaser, Pubco, shall be binding upon each Company Security Holder and their respective successors and assigns, and neither they nor any other Party shall have

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the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 12.16 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b) Any other Person, including the Purchaser Representative, Pubco, Purchaser, and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Security Holders hereunder or any Ancillary Document to which the Seller Representative is a party. The Purchaser Representative, Pubco, Purchaser, and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Security Holder shall have any cause of action against the Purchaser Representative, Pubco, Purchaser, the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. None of the Purchaser Representative, Pubco, Purchaser or the Company shall have any Liability to any Company Security Holder for any allocation or distribution among the Company Security Holders by the Seller Representative of payments or issuances made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Security Holder under this Agreement or any Ancillary Document to which the Seller Representative is a party shall be made to the Seller Representative for the benefit of such Company Security Holder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Security Holder with respect thereto.

(c) The Seller Representative will act for the Company Security Holders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Security Holder, but the Seller Representative will not be responsible to the Company Security Holder for any Losses that the Company Security Holders may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. The Company (and after the Closing Pubco) will jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred or suffered as a result of the performance of the Seller Representative’s duties under this Agreement or any Ancillary Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative, except for any liability arising out of the bad faith, gross negligence or willful misconduct of the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under this Agreement or any Ancillary Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Shareholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 12.16 shall survive the Closing and continue indefinitely.

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of the Company Shareholders, then the Company Security Holders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Conpany Shareholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative, Pubco and Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

12.17 Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented Purchaser and the Purchaser Representative in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented Purchaser, and/or its Affiliates in connection

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with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent one or more of the Purchaser Representative, or their respective Affiliates in connection with matters in which such Persons are adverse to Pubco, Purchaser or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, Pubco, the Pubco Subs and the Seller Representative who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of the Purchaser Representative or its Affiliates in which the interests of such Person are adverse to the interests of Pubco, the Pubco Subs, Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser Representative, Purchaser or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Purchaser Representative shall be deemed the client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Purchaser Representative, shall be controlled by the Purchaser Representative and shall not pass to or be claimed by Pubco or Purchaser; provided, further, that nothing contained herein shall be deemed to be a waiver by Pubco, Purchaser or any of their respective Affiliates (including, after the Effective Time, the Target Companies) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

Article XIII
DEFINITIONS

13.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with IFRS or GAAP, as applicable, as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Adjusted Transaction Consideration” means an amount equal to the sum of (i) the Transaction Consideration, plus (ii) the aggregate amount of the exercise prices for all Company Shares under In-the-Money Company Options in accordance with their terms (and assuming no cashless exercise).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of Purchaser prior to the Closing.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the Sponsor Support Agreement, the Voting Agreements, the Lock-Up Agreements, the Non-Competition Agreements, the Plan of Arrangement, the Company Shareholder Resolution, the Exchangeable Share Term Sheet and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement, including the Amended Pubco Charter, the Founders Registration Rights Agreement Amendment and the Company Registration Rights Agreement.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the prior written consent of Purchaser and the Company, each such consent not to be unreasonably withheld, conditioned or delayed.

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“Arrangement Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“BCBCA” means the Business Corporations Act (British Columbia).

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“Closing Cash” shall mean the funds contained in the Trust Account immediately prior to the Closing, plus any amounts received by Purchaser or Pubco pursuant to any Equity Investment or Debt Financing entered into prior to or substantially concurrently with the Closing, less any amounts payable pursuant to any Redemption, less any funds held in the Trust Account that would be placed into escrow pursuant to any forward purchase agreement or redemption recapture or any similar arrangement upon Closing.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Debt” means, as of the Reference Time, (i) the aggregate Indebtedness of the Target Companies, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Shareholder Meeting, substantially in the form of Exhibit F.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to Purchaser, Pubco, any Pubco Sub or their respective Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Equity Plan” means the Chemiocare Inc. 2018 Directors Stock Option and Restricted Stock Plan.

“Company Option” means an option to purchase Shares of Company Common Stock that was granted pursuant to the Company Equity Plan.

“Company Securities” means, collectively, the Company Shares and the Company Options.

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“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Shareholder Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the company Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Shareholders” means, collectively, the holders of Company Shares.

“Company Shares” means the common shares in the capital of the Company.

“Company Sub” means Starton Therapeutics, Inc., a corporation existing under the Laws of the State of Delaware.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Court” means the Supreme Court of British Columbia.

“Electing Company Shares” has the meaning set forth in the Plan of Arrangement.

“Eligible Holder” means a Company Shareholder that is (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 U.S.C Section 6901 et. seq., the Toxic Substances Control Act, 15 U.S.C Section 2601 et. seq., the Federal Water Pollution Control Act, 33 U.S.C Section 1151 et seq., the Clean Air Act, 42 U.S.C Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C Section 111 et. seq., Occupational Safety and Health Act, 29 U.S.C Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 U.S.C Section 2601 et. seq., the Safe Drinking Water Act, 42 U.S.C Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

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“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Exchangeable Shares” means the exchangeable shares in the capital of ExchangeCo that are exchangeable in accordance with the terms of the Exchangeable Share Provisions.

“ExchangeCo Common Shares” means the shares of ExchangeCo’s non-par value common stock.

“FDA” means the U.S. Food and Drug Administration (or any successor Governmental Authority).

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court, provided that any such amendment is reasonably acceptable to each of the Company and Purchaser, or with the consent of both the Company and Purchaser, each such consent not to be unreasonably withheld, conditioned or delayed, at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended, on appeal, provided that any such amendment is acceptable to each of both the Company and Purchaser, each acting reasonably.

“Forward Purchase Shares” means the shares of Purchaser Class A Common underlying the Forward Purchaser Units to be issued pursuant to the Peterson Forward Purchase Agreement.

“Forward Purchase Units” means the Purchaser Units to be issued pursuant to the Peterson Forward Purchase Agreement, with each unit consisting of one share of Purchaser Class A Common Stock and one-half of one warrant to purchase one share of Purchaser Class A common stock.

“Forward Purchase Warrants” means the warrants underlying the Forward Purchaser Units to be issued pursuant to the Peterson Forward Purchase Agreement, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Founder Registration Rights Agreement” means the Registration Rights Agreement, dated as of August 2, 2021, by and among Purchaser, Sponsor and the other “Holders” named therein.

“Founder Shares” shall mean the 6,250,000 shares of Purchaser Class B Common Stock originally issued to the Sponsor.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock plus all outstanding Company Options that have vested as of the Effective Time, but excluding any Company Securities held as treasury shares.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

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“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

“In-the-Money Company Option” means a vested Company Option with an exercise price less than the Per Share Price.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP or IFRS (a applicable to such Person), (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Ineligible Holder” means a Company Shareholder that is not an Eligible Holder.

“Insider Letter” means the letter agreement, dated as of August 2, 2021, by and among the Purchaser, the IPO Underwriter as representative of the several underwriters, the Sponsor and certain other directors, officers or advisors of the Purchaser party thereto.

“Intellectual Property” means any and all rights (created or arising under the Laws of any jurisdiction anywhere in the world, whether statutory, common law, or otherwise) to the extent arising from or related to intellectual property, including Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software, rights in Know-How, all actions and rights to sue at law or in equity for any past, present or future infringement, and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Interim Financing” means the anticipated equity financing by the Company, during the Interim Period, of up to $10,000,000.

“Internet Assets” means any all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investment Canada Act Approval” means Pubco has notified the Minister of the Transactions and (i) the Minister has not sent to Pubco a notice under subsection 25.2(1) of the Investment Canada Act within the prescribed time period and the Governor in Council has not made an order under subsection 25.3(1) of the Investment Canada Act in respect of the Transactions within the prescribed time period; (ii) if such a notice has been sent or such an order has been made, Pubco has subsequently received (A) a notice under paragraph 25.2(4)(a) of the Investment Canada Act indicating that a review of the Transactions on grounds of national security will not be commenced, (B) a notice under paragraph 25.3(6)(b) of the Investment Canada Act indicating that no further action will be taken

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in respect of the Transactions, or (C) a copy of an order under paragraph 25.4(1)(b) authorizing the Transactions; or (iii) if the Minister determines that a notification is not required under sections 11 and 12 of the Investment Canada Act then 45 days have passed after notifying the Minister of the Transactions.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of August 2, 2021, and filed with the SEC on October 28, 2021 (File Nos. 333-253418).

“IPO Underwriter” means Jefferies LLC.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Know-How” means all confidential or proprietary information, including Trade Secrets, know-how and technical data, including any that comprise financial, business, scientific, technical, economic, or engineering information and instructions, including any confidential or proprietary raw materials, material lists, raw material specifications, manufacturing or production files or specifications, plans, drawings, blueprints, design tools, quality assurance and control procedures, simulation capability, research data, manuals, compilations, reports including technical reports and research reports, analyses, formulas, formulations, designs, prototypes, methods, techniques, processes, rights in research, development, manufacturing, financial, marketing and business data, pricing and cost information, customer and supplier lists and information, procedures, inventions, and invention disclosure documents, in each case, other than Patents.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, provincial, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, IFRS or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in IFRS, GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any

Annex A-68

industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster, epidemics, pandemics (including COVID-19); (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to Purchaser, the consummation and effects of the Redemption; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) – (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Purchaser, the amount of the Redemption or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to Purchaser.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in the Company Information Circular or necessary to make the statements in the Company Information Circular not misleading.

“Minister” means the Minister of Innovation, Science and Industry.

“Nasdaq” means the Nasdaq Capital Market.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement or limited liability company agreement or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications (including patents issued thereon) and statutory invention registrations, patents of importation, improvement, certificates of addition, design patents and utility models and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, reissues, extensions, renewals, and reexaminations thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

Per Share Price” means an amount equal to (i) the Adjusted Transaction Consideration, divided by (ii) the Fully-Diluted Company Shares.

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

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“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Peterson Forward Purchase Agreement” means the forward purchase agreement, dated August 5, 2021, between Purchaser and Peterson Partners, a member of the Sponsor, pursuant to which Peterson Partners has subscribed to purchase from Purchaser 4,000,000 units, with each unit consisting of one share of Purchaser Class A Common Stock and one-half of one Purchaser Warrant for $10.00 per unit, or an aggregate amount of up to $40,000,000, in a private placement that will close concurrently with the closing of Purchaser’s initial business combination.

“Plan of Arrangement” means the Plan of Arrangement in substantially the form attached hereto as Exhibit E with such changes as may be mutually agreed to by Purchaser and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either Purchaser or the Company, as applicable).

“Pro Rata Share” means with respect to each Company Shareholder, a fraction expressed a percentage equal to (i) the portion of the Shareholder Transaction Consideration payable by Pubco to such Company Shareholder in accordance with the terms of this Agreement, divided by (ii) the total Shareholder Transaction Consideration payable by Pubco to all Company Shareholders in accordance with the terms of this Agreement.

“Pubco Charter” means the certificate of incorporation of Pubco, as amended and in effect under the DGCL.

“Pubco Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Pubco.

“Pubco Class C Common Stock” means the shares of Class C common stock, par value $0.0001 per share, of Pubco.

“Pubco Common Stock” means the Pubco Class A Common Stock and the Pubco Class C Common Stock, collectively.

“Pubco Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of Pubco.

“Pubco Private Warrants” means one whole warrant entitling the holder thereof to purchase one (1) share of Pubco Common Stock at a price of $11.50 per share.

“Pubco Public Warrants” means one whole warrant entitling the holder thereof to purchase one (1) share of Pubco Common Stock at a price of $11.50 per share.

“Pubco Securities” means the Pubco Common Stock, the Pubco Preferred Stock and the Pubco Warrants, collectively.

“Pubco Share Price” means an amount equal to the VWAP of the Shares of Pubco Common Stock over the twenty (20) Trading Days ending at the close of business on the principal securities exchange or securities market on which the Shares of Pubco Common Stock are then traded immediately prior to the date of determination (provided, that if the date of determination within twenty (20) Trading Days after the Closing Date, the applicable period of Trading Days for the VWAP shall be the Trading Day starting immediately after the Closing Date and ending on the Trading Day immediately prior to the date of determination), as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing.

“Purchaser Charter” means the amended and restated certificate of incorporation of Purchaser, as amended and in effect under the DGCL; provided, that references herein to the Purchaser Charter for periods after the Effective Time includes the certificate of incorporation of the Surviving Corporation.

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Common Stock” means the shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock, collectively.

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“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning Purchaser, Pubco, Pubco Sub or any of their respective Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, Pubco, the Pubco Subs or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Merger Sub Common Stock” means the shares of common stock, par value $0.0001 per share, of Merger Sub.

“Purchaser Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of Purchaser.

“Purchaser Private Warrant” means one whole warrant entitling the holders thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Public Warrant” means one whole warrant that was included in as part of each Purchaser Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Purchaser Warrants, collectively.

“Purchaser Public Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one-half of one Purchaser Public Warrant.

Purchaser Units” means the Purchaser Public Units and when issued the Forward Purchase Units, collectively.

“Purchaser Warrants” means the Purchaser Private Warrants, the Purchaser Public Warrants, and when issued the Forward Purchase Warrants, collectively.

“Redemption Price” means an amount equal to the price at which each share of Purchaser Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser and Pubco hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

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“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Shareholder who (i) is an executive officer or director of the Company or (ii) owns more than five percent (5%) of the issued and outstanding shares of the Company.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and the Company Sub.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, certification marks, service marks, trade dress, trade names, brand names, internet domain names, favicons, social media addresses, service names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration, reissue, extension, and renewal thereof.

“Trading Day” means any day on which shares of Pubco Common Stock are actually traded on the principal securities exchange or securities market on which shares of Pubco Common Stock are then traded.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

Annex A-72

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of August 2, 2021, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as reasonably determined by reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

13.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section	Term	Section
AAA Procedures	12.5	Company Material Contract	7.12(a)
Accounts Receivable	7.7(f)	Company Permits	7.10
Acquisition Proposal	8.6(a)	Company Personal Property Leases	7.16
Agreement	Preamble	Company Real Property Leases	7.15
Alternative Transaction	8.6(a)	Company Registered IP	7.13(a)
Amended Pubco Charter	9.1(j)	Company Registration Rights Agreement	8.20
Antitrust Laws	8.9(b)	Consideration Shares	2.2(a)
Arrangement Effective Time	3.18.9(b)	Conversion Ratio	2.2(a)
Assumed Options	2.2(c)	D&O Indemnified Person	8.16(a)
Authorization	7.25(c)	D&O Tail Insurance	8.16(b)
Business Combination	11.1	Dispute	12.5
CallCo	Preamble	Earnout Period	2.5(a)
Canadian Share Exchange	Recitals	Earnout Shares	2.5(a)
Certificate of Merger	1.2	Earnout Statement	2.5(b)
CFO	2.5(b)	Effective Time	1.2
Clinical Milestones	2.5(a)(iii)	EGS	4.1
Closing	4.1	Electing Company Security Holders	Recitals
Closing Date	4.1	Enforceability Exceptions	5.2
Closing Filing	8.12(b)	Environmental Permit	7.20(a)
Closing Press Release	8.12(b)	Equity Investment	8.18
Company	Preamble	Exchangeable Share Term Sheet	6.5(c)
Company Benefit Plan	7.19(a)	ExchangeCo	Preamble
Company Closing Statement	2.3	Expenses	10.3
Company Directors	8.14(a)	Extension Expenses	8.3(b)(iv)
Company Disclosure Schedules	Article VII	First Clinical Milestone	2.5(a)(ii)
Company Financials	7.7(a)	FDCA	7.25(a)
Company Incentive Shares	8.18(b)	Federal Securities Laws	8.7
Company IP	7.13(d)	Founders Registration Rights Agreement Amendment	9.2(d)(iv)
Company IP Licenses	7.13(a)	Healthcare Laws	7.25(a)

Annex A-73

Term	Section	Term	Section
Independent Director	8.14(a)	Purchaser Information	3.1(b)
Independent Expert	2.5(b)	Purchaser Material Contract	5.13(a)
Intended Tax Treatment	Recitals	Purchaser Merger Sub	Preamble
Interim Balance Sheet Date	7.7(a)	Redemption	8.11(a)
Interim Period	8.1(a)	Registration Statement	8.11(a)
Insider Letter Amendment Approval	8.11(a)	Related Person	7.21
IPO Underwriter	Recitals	Released Claims	11.1
Lock-Up Agreement	Recitals	Representative Party	2.5(b)
Losses	12.15(b)	Required Company Approval	9.1(b)
Merger	Recitals	Required Purchaser Stockholder Approval	9.1(a)
Non-Competition Agreement	Recitals	Resolution Period	12.5
Non-Electing Company Security Holders	Recitals	SEC Reports	5.6(a)
OFAC	5.17(c)	SEC SPAC Accounting Changes	5.6(a)
Off-the-Shelf Software	7.13(a)	Second Clinical Milestone	2.5(a)(iii)
Outbound IP License	7.13(c)	Section 409A Plan	7.19(l)
Outside Date	10.1(b)	Share Price Targets	2.5(a)(iii)
Party(ies)	Preamble	Signing Filing	8.12(b)
PIPE Shares	8.18	Signing Press Release	8.12(b)
Post-Closing Pubco Board	8.14(a)	Purchaser Special Stockholder Meeting	8.11(a)
Pro Rata Share	2.2	Specified Courts	12.6
Proxy Statement	8.11(a)	Sponsor	Recitals
Pubco	Preamble	Sponsor Incentive Shares	8.18(b)
Pubco Equity Plan	8.11(a)	Sponsor Support Agreement	Recitals
Pubco Share Exchange	Recitals	Stockholder Approval Matters	8.11(a)
Pubco Subs	Recitals	Supporting Company Shareholders	Recitals
Public Certifications	5.6(a)	Surviving Corporation	1.1
Public Stockholders	11.1	Tier I Share Price Target	2.5(a)(i)
Purchased Shares	2.1	Tier II Share Price Target	2.5(a)(ii)
Purchaser	Preamble	Tier III Share Price Target	2.5(a)(iii)
Purchaser Closing Statement	2.4	Transaction Consideration	2.2(a)
Purchaser Directors	8.14(a)	Top Customer	7.23
Purchaser Disclosure Schedules	Article V	Top Supplier	7.23
Purchaser Financials	5.6(b)	Transactions	Recitals
		Voting Agreement	Recitals

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]
Annex A-74

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

Purchaser:
HEALTHWELL ACQUISITION CORP. I
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Chief Executive Officer
Purchaser Representative:
HEALTHWELL ACQUISITION CORP. I SPONSOR LLC, solely in its capacity as the Purchaser Representative hereunder
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Manager
By:	/s/ John L. MacCarthy
	Name:	John L. MacCarthy
	Title:	Manager
Pubco:
HWEL HOLDINGS CORP.
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	President and Secretary
Purchaser Merger Sub:
HWEL MERGER SUB CORP.
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	President and Secretary

{Signature Page to Business Combination Agreement}

Annex A-75

CallCo:
1412384 B.C. Unlimited Liability Company
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Director
ExchangeCo:
1412388 B.C. Ltd
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Director

{Signature Page to Business Combination Agreement}

Annex A-76

The Company:
STARTON THERAPEUTICS, INC.
By:	/s/ Pedro Lichtinger
	Name:	Pedro Lichtinger
	Title:	Chairman and CEO
Seller Representative:
Kiriakos Charlie Perperidis, an individual, solely in his capacity as the Seller Representative hereunder
By:	/s/ Kiriakos Charlie Perperidis
	Name:	Kiriakos Charlie Perperidis
	Title:	Seller Representative

{Signature Page to Business Combination Agreement}

Annex A-77

Annex I

Parties to Voting Agreement (Supporting Company Shareholders) and Lock-Up Agreement

1.	Pedro Lichtinger Waisman
2.	Fotios Plakogiannis
3.	Michail Plakogiannis
4.	Rodoula Plakogiannis [Perperidis]
5.	Kiriakos Charlie Perperidis
6.	Litsa Perperidis
7.	Helen Perperidis
8.	Kiriakos Capital Ltd.
9.	Kenneth Anderson
10.	Eric Baum
11.	Asher Chanan-Khan
12.	Nitin Kaushal
13.	Roy Waldron
14.	Mohamad Hussein
15.	Moses Dodo
16.	Scott Kahn
17.	Jamie Oliver
18.	Andy Rensink
19.	Stephanie Lichtinger Pinheiro GST-Exempt Irrevocable Trust Dated 8/15/2014
20.	Jonathan Lichtinger Pinheiro GST-Exempt Irrevocable Trust Dated 8/15/2014
21.	Isaac Lichtinger Waisman

Parties to Non-Competition Agreements

1.	Pedro Lichtinger Waisman
2.	Fotios Plakogiannis
3.	Scott Kahn
4.	Jamie Oliver
5.	Andy Rensink

Annex A-78

PLAN OF ARRANGEMENT

Under Section 288 of the Business Corporations Act (British Columbia)

concerning

Starton Therapeutics Inc.

ARTICLE 1
INTERPRETATION

1.1         Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Affected Person” has the meaning set forth in Section 4.5(a);

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto;

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Transaction Agreement and this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the prior written consent of the Purchaser and the Company, each such consent not to be unreasonably withheld, conditioned or delayed;

“BCBCA” means the Business Corporations Act (British Columbia);

“Broker” has the meaning set forth in Section 4.5(b)(i);

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New Yorkand Vancouver, British Columbia are open for the general transaction of business;

“CallCo” means 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of Pubco;

“CallCo Common Shares” means the common shares in the capital of CallCo;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Company” means Starton Therapeutics Inc., a company existing under the BCBCA;

“Company Arrangement Resolution” means a special resolution of the Company Shareholders in respect of the Arrangement to be considered at the Company Shareholders Meeting, in substantially the form attached to the Transaction Agreement as Exhibit F;

“Company Equity Plan” has the meaning set forth in the Transaction Agreement;

“Company Fully Diluted Shares” means the sum of (without duplication) (a) the aggregate number of Company Shares issued and outstanding immediately prior to the Effective Time and (b) the aggregate number of Company Shares issuable upon exercise of all Company Options, whether vested or unvested;

“Company Information Circular” has the meaning set forth in the Transaction Agreement;

“Company Option” means, as of any determination time, each option to purchase Company Shares granted under the Company Equity Plan that is outstanding and unexercised, whether vested or unvested;

“Company Securityholders” means Holders of Company Shares and Company Options;

Annex A-79

“Company Shareholders” means Holders of Company Shares as of any determination time prior to the Effective Time;

“Company Shareholders Meeting” has the meaning set forth in the Transaction Agreement;

“Company Shares” means the common shares in the capital of the Company;

“Consideration” has the meaning set forth in the Transaction Agreement;

“Consideration Shares” means shares of Pubco Class A Stock and Exchangeable Shares, as applicable;

“Contingent Earnout Right” means a right to receive Earnout Shares (as defined in the Transaction Agreement) on the terms set out in the Transaction Agreement;

“Conversion Ratio” has the meaning set forth in the Transaction Agreement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means [•];

“Dissent Rights” has the meaning set forth in Section 5.1;

“Dissenting Shareholder” means any registered Company Shareholder as of the record date for the Company Shareholders Meeting who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights and who is ultimately determined to be entitled to be paid the fair value of its Company Shares;

“Effective Date” means the effective date of the Arrangement, being the date that the Company and ExchangeCo agree in writing;

“Effective Time” means the minute after the Effective Time as defined in the in the Transaction Agreement, or such other time the Company and the Purchaser agree in writing;

“Electing Company Shares” has the meaning set forth in Section 3.1(d);

“Electing Shareholder” means a Holder of Electing Company Shares;

“Election Deadline” means 5:00 p.m. (Vancouver time) on the date of the Company Shareholders Meeting;

“Eligible Holder” means a Company Shareholder that is: (a) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act or (b) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Exchangeable Share Support Agreement” means an agreement to be made among Pubco, CallCo and ExchangeCo on the Effective Date and in connection with this Plan of Arrangement consistent with the terms set out in the Exchangeable Share Term Sheet, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Exchangeable Share Term Sheet” means the term sheet summarizing the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set forth in Exhibit G to the Transaction Agreement;

“Exchangeable Shares” means the Class A exchangeable shares in the capital of ExchangeCo that are exchangeable in accordance with the terms of the Exchangeable Share Provisions;

“ExchangeCo” means 1412388 B.C. Ltd, a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo;

“ExchangeCo Common Shares” means the common shares in the capital of ExchangeCo;

Annex A-80

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court, provided that any such amendment is reasonably acceptable to each of the Company and Purchaser, or with the consent of both the Company and Purchaser, each such consent not to be unreasonably withheld, conditioned or delayed, at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended, on appeal, provided that any such amendment is acceptable to each of both the Company and Purchaser, each acting reasonably;

“Governmental Entity” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body;

“Holders” means (a) when used with reference to the Company Shares, the holders thereof shown from time to time in the central securities registers of the Company and (b) when used with reference to the Company Options, the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options;

“Incentive Plan” means the omnibus equity incentive plan for Pubco, expected to be approved by Purchaser stockholders prior to the Arrangement;

“Interim Order” means the interim order of the Court as contemplated by Section 3.1(a) of the Transaction Agreement and made pursuant to Section 291 of the BCBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Shareholders Meeting, as the same may be amended by the Court or with the consent of the Purchaser and the Company, such consent not to be unreasonably withheld, conditioned or delayed, provided that any such amendment is reasonably acceptable to each of the Company and the Purchaser;

“Law” means any federal, provincial state, local, provincial, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter;

“Lien” has the meaning set forth in the Transaction Agreement;

“Letter of Transmittal and Election Form” means a validly completed letter of transmittal and election form(s) for use by registered Company Shareholders, in the form accompanying the Company Information Circular (which shall be reasonably acceptable to ExchangeCo) or in any other form reasonably acceptable to ExchangeCo and the Company, providing for the Company Shareholder’s election with respect to the Consideration and which shall specify that delivery shall be effected, and risk of loss and title to the share certificates representing the applicable Company Shares shall pass, only upon proper delivery of such share certificates (or effective affidavits of loss in lieu thereof) to the Depositary and which shall be in such form and have such other customary provisions as the Company may specify (which shall be reasonably acceptable to ExchangeCo);

“Merger” has the meaning set forth in the Transaction Agreement.

“Non-Electing Company Shares” has the meaning set forth in Section 3.1(b).

“Other Withholding Agent” has the meaning set forth in Section 4.5(a).

“Per Share Consideration” means (i) the number of applicable Consideration Shares equal to (a) the Adjusted Transaction Consideration (as defined in the Transaction Agreement) divided by (b) the number of Company Fully Diluted Shares, and (ii) one Contingent Earnout Right.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

Annex A-81

“Pubco” means HWEL Holdings Corp., a Delaware corporation and a direct, wholly-owned subsidiary of the Purchaser.

“Pubco Class A Stock” means the shares of Class A common stock in the capital of Pubco, with par value $0.0001 per share.

“Pubco Class C Stock” means the shares of Class C common stock in the capital of Pubco, with par value $0.0001 per share.

“Purchaser” means Healthwell Acquisition Corp. I, a Delaware corporation;

“Purchaser Class A Stock” means the shares of the Purchaser’s Class A common stock, par value $0.0001 per share;

“Purchaser Class B Stock” means the shares of the Purchaser’s Class B common stock, par value $0.0001 per share;

“Seller Representative” means the Person appointed by the Company as the Seller Representative pursuant to the terms of the Transaction Agreement;

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary;

“Tax” has the meaning set forth in the Transaction Agreement;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder;

“Transaction Agreement” means the Business Combination Agreement dated [April 25], 2023 by and among the Purchaser, HWEL Merger Sub Corp., Healthwell Acquisition Corp. I Sponsor LLC, the Seller Representative, the Company, CallCo, ExchangeCo and Pubco as the same may be amended, modified or supplemented from time to time in accordance therewith, prior to the Effective Time, providing for, among other things, the Arrangement;

“Transactions” has the meaning set forth in the Transaction Agreement;

“Trustee” means a trustee to be mutually chosen by Pubco and the Company, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“Voting and Exchange Trust Agreement” means an agreement to be made between Pubco, ExchangeCo, CallCo and the Trustee in connection with this Plan of Arrangement; and

“Withholding Obligation” has the meaning set forth in Section 4.5(a).

1.2         Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

Annex A-82

1.3         Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4         Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in the lawful currency of the United States unless otherwise specified.

1.5         Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal and Election Form are to local time, Vancouver, British Columbia.

1.6         Construction

In this Plan of Arrangement:

(a)         the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b)         the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c)         reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7         Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the BCBCA, and the Laws of the Province of British Columbia and other federal Laws of Canada applicable therein.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1         Plan of Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Transaction Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set out herein.

2.2         Effectiveness

This Plan of Arrangement and the Arrangement will become effective, and will be binding, at and after the times referred to in Section 3.1 on: (a) the Company, (b) the Purchaser, (c) ExchangeCo, (d) CallCo, (e) Pubco, (f) all Company Securityholders (including Dissenting Shareholders), (g) all holders of Exchangeable Shares, (h) the Depositary, and (i) the Trustee, in each case without any further authorization, act or formality on the part of the Court or any Person from and after the Effective Time.

ARTICLE 3
THE ARRANGEMENT

3.1         Arrangement

At the Effective Time, pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality:

(a)         Dissenting Shareholders. The outstanding Company Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to CallCo without any further authorization, act

Annex A-83

or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with ARTICLE 5, and

(i)          such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to receive an amount determined and payable in accordance with ARTICLE 5;

(ii)         the names of such Dissenting Shareholders will be removed from the central securities register of Company Shares; and

(iii)        CallCo shall be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all Liens, and shall be recorded as the registered Holder thereof on the central securities register of Company Shares.

(b)         Non-Electing Company Shares. Subject to Section 3.4, each outstanding Company Share, other than Company Shares (A) transferred by the Dissenting Shareholders pursuant to Section 3.1(a), and (B) held by Holders who have submitted a Letter of Transmittal and Election Form in accordance with Section 3.2 with respect to such Company Shares (collectively, the “Non-Electing Company Shares”) will be transferred by the Holders thereof to CallCo without any further authorization, act or formality by such Holders, in exchange for Per Share Consideration in the form of shares of Pubco Class A Stock and one Contingent Earnout Right, and

(i)          the Holders of such Non-Electing Company Shares shall cease to be the holders of such Non-Electing Company Shares and to have any rights as holders of such Non-Electing Company Shares other than the right to receive Per Share Consideration in the form of shares of Pubco Class A Stock and one Contingent Earnout Right in accordance with this Plan of Arrangement;

(ii)         the names of such Holders will be removed from the central securities register for the Company Shares;

(iii)        CallCo shall be deemed to be the legal and beneficial owner of such Non-Electing Company Shares so transferred, free and clear of all Liens, and shall be recorded as the registered Holder thereof on the central securities register for the Company Shares;

(iv)        CallCo shall issue CallCo Common Shares to PubCo in exchange for the issuance by PubCo of PubCo Class A Stock to Holders of Non-Electing Company Shares; and

(v)         there shall be added to the capital account maintained by CallCo in respect of the CallCo Common Shares, in respect of each CallCo Common Share issued pursuant to this Section 3.1(b), an amount equal to the fair market value of one share of Pubco Class A Stock as of immediately prior to such transfer.

(c)         CallCo’s Company Shares. Each outstanding Company Share held by CallCo pursuant to Section 3.1(a) and Section 3.1(b), and any other Company Share held by CallCo will be transferred by CallCo to ExchangeCo without any further authorization, act or formality by CallCo or ExchangeCo, in exchange for the issuance of ExchangeCo Common Shares to CallCo, and

(i)          CallCo shall cease to be the holder of such Company Shares and to have any rights as holder of such Company Shares other than the right to receive ExchangeCo Common Shares in accordance with this Plan of Arrangement;

(ii)         CallCo’s name will be removed from the central securities register for the Company Shares;

(iii)        ExchangeCo shall be deemed to be the legal and beneficial owner of such Company Shares so transferred, free and clear of all Liens, and shall be recorded as the registered Holder thereof on the central securities register for the Company Shares; and

Annex A-84

(iv)        there shall be added to the capital account maintained by ExchangeCo in respect of the ExchangeCo Common Shares, in respect of the ExchangeCo Common Shares issued pursuant to this Section 3.1(c), an amount equal to the aggregate capital of the Company Shares transferred pursuant to this Section 3.1(c) as of immediately prior to such exchange.

(d)         Electing Company Shares. Subject to Section 3.4, each outstanding Company Share held by Holders who have submitted a Letter of Transmittal and Election Form in accordance with Section 3.2 with respect to such Company Shares (collectively, the “Electing Company Shares”) will be transferred by the Holders thereof to ExchangeCo without any further authorization, act or formality by such Holders, in exchange for Per Share Consideration in the form of Exchangeable Shares and one Contingent Earnout Right, and

(i)          the Holders of such Electing Company Shares shall cease to be the holders of such Electing Company Shares and to have any rights as holders of such Electing Company Shares other than the right to receive Per Share Consideration in the form of Exchangeable Shares and one Contingent Earnout Right in accordance with this Plan of Arrangement;

(ii)         the names of such Holders will be removed from the central securities register for the Company Shares; and

(iii)        ExchangeCo shall be deemed to be the legal and beneficial owner of such Electing Company Shares so transferred, free and clear of all Liens, and shall be recorded as the registered Holder thereof on the central securities register for the Company Shares, such that following the transactions contemplated by Section 3.1(a), Section 3.1(b), Section 3.1(c) and this Section 3.1(d), ExchangeCo shall be the legal and beneficial owner of 100% of the Company Shares.

(e)         Capital of Exchangeable Shares. ExchangeCo shall add to the capital of the Exchangeable Shares issued pursuant to Section 3.1(d) an amount equal to the difference between: (i) the aggregate of the agreed amounts in all duly completed election form(s) delivered to the Depositary in accordance with Section 3.3; and (ii) any non-share consideration delivered hereunder.

(f)          Company Options. Each outstanding Company Option shall be replaced with an equivalent option for shares of Pubco Common Stock granted by Pubco under the Incentive Plan without any further authorization, act or formality (each, an “Assumed Option”), and

(i)          the Holders of such Company Options shall cease to be the holders of such Company Options and to have any rights as holders of such Company Options other than the right to receive Assumed Options in accordance with this Plan of Arrangement;

(ii)         Each Assumed Option shall be issued by Pubco under the Incentive Plan and shall: (i) have the right to acquire a number of shares of Pubco Class A Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of Company Shares which the Company Option had the right to acquire immediately prior to the Effective Time, multiplied by (B) the Conversion Ratio; (ii) have an exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the exercise price of the Company Option (in U.S. Dollars), and (B) the Conversion Ratio; and (iii) be subject to the same vesting schedule as the applicable Company Option; and

(iii)        the names of the Holders of such Company Options will be removed from the registers for the Company Options and will be entered into the Pubco register for awards granted under the Incentive Plan.

(g)         Each Holder of Company Shares and Company Options outstanding immediately prior to the Effective Time, with respect to any step set out above effecting the surrender, exchange or transfer of Company Shares or Company Options shall be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer all affected Company Shares or Company Options in accordance with such step.

Annex A-85

3.2         Consideration Elections

With respect to the transfer of Company Shares pursuant to Section 3.1(d):

(a)         each Company Shareholder who is an Eligible Holder who is entitled to receive Consideration Shares under this Plan of Arrangement in the form of shares of Pubco Class A Stock is entitled to elect to receive such Consideration Shares instead in the form of Exchangeable Shares;

(b)         the election provided for in Section 3.2(a) shall be made by a Company Shareholder who is an Eligible Holder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such Company Shareholder’s election, together with certificates (if any) representing such Company Shareholder’s Electing Company Shares;

(c)         Concurrently with the step in Section 3.1(d), each Electing Shareholder shall also receive a number of shares of Pubco Class C Stock that is equal to the number of Exchangeable Shares received by such Electing Shareholder from ExchangeCo under Section 3.1(d);

(d)         any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder; and

(e)         any Company Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form together with certificates (if any) representing the Electing Company Shares prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 or of the Letter of Transmittal and Election Form, shall be deemed to have elected to receive shares of Pubco Class A Stock under Section 3.1(b).

3.3         Tax Election

Each beneficial owner of Company Shares who is an Eligible Holder, and who has validly elected (or for whom the registered holder has validly elected on such beneficial owner’s behalf) to receive Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership (and in each case, where applicable, the analogous provisions of provincial income tax Law), with respect to the transfer of its Company Shares to ExchangeCo and the receipt of Consideration in respect thereof by providing two signed copies of the necessary prescribed election form(s) (or equivalent information through an alternative document or platform, at ExchangeCo’s discretion) to the Depositary within sixty (60) days following the Effective Date, duly completed with the details of the number of Company Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax Law), the forms will be signed by ExchangeCo and returned to such former beneficial owner of Company Shares within sixty (60) days after the receipt thereof by the Depositary for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such former beneficial owner. ExchangeCo will not be responsible for the proper completion of any election form and, except for ExchangeCo’s obligation to return (within sixty (60) days after the receipt thereof by the Depositary) duly completed election forms which are received by the Depositary within sixty (60) days of the Effective Date, ExchangeCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former beneficial owner of Company Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

3.4         No Fractional Shares

No fractional Consideration Shares, shares of Pubco Class C Stock or ExchangeCo Common Shares, or certificates or scrip representing fractional Consideration Shares, shares of Pubco Class C Stock or ExchangeCo Common Shares, will be issued to Company Shareholders or CallCo (as applicable), and such fractional share interests will not entitle the owner thereof to the rights of a shareholder of ExchangeCo. Any fractional interests of Consideration Shares, shares of Pubco Class C Stock or ExchangeCo Common Shares issuable in connection with the Arrangement will be disregarded and the entitlement will be rounded down to the nearest whole number of Consideration Shares, shares of Pubco Class C Stock or ExchangeCo Common Shares, as applicable, and no payment or other adjustment shall be made with respect to the fractional interest so disregarded.

Annex A-86

ARTICLE 4
EXCHANGE OF CERTIFICATES AND DELIVERY OF CONSIDERATION

4.1         Delivery of Consideration

(a)         At or prior to the Effective Time, CallCo or ExchangeCo shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder (other than the Dissenting Shareholders in respect of their applicable Company Shares), shares of Pubco Class A Stock and Exchangeable Shares to which each such Company Shareholder is entitled pursuant to Section 3.1(b) and Section 3.1(d), as applicable, upon the transfer of Company Shares in accordance with those Sections, which shares of Pubco Class A Stock and Exchangeable Shares shall be held by the Depositary, following the Effective Time, as agent and nominee for such former Company Shareholders for distribution to such former holders in accordance with the provisions of this ARTICLE 4.

(b)         Upon delivery by a Company Shareholder (other than a Dissenting Shareholder) to the Depositary of a duly completed and executed Letter of Transmittal and Election Form (if applicable) in respect of one or more Company Shares and, if issued to the Company Shareholder the certificate which immediately prior to the Effective Time represented the Company Shares, together with any other documents reasonably requested by Pubco, CallCo, ExchangeCo or the Depositary, the registered Holder of such of Company Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder, as soon as practicable after the Effective Time, the Consideration Shares that such Company Shareholder has the right to receive pursuant to Section 3.1(b) or Section 3.1(d), less any amounts withheld pursuant to Section 4.5, and any certificate representing the Company Shares shall be cancelled.

(c)         Until surrendered for cancellation as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares (other than Company Shares held by Pubco, CallCo, ExchangeCo or any of their respective Subsidiaries) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Consideration Shares that the holder of such certificate is entitled to receive in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section 4.5.

(d)         In the event of the surrender of a certificate of Company Shares that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the Consideration to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence to the satisfaction of Pubco that (i) any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid or (ii) no such Taxes are payable.

(e)         Any portion of the Consideration Shares deposited with the Depositary that remains unclaimed by the Holders and other eligible Persons in accordance with this ARTICLE 4 following one year after the Effective Time shall be delivered to Pubco, and any Holder who has not previously complied with this ARTICLE 4 shall thereafter look only to ExchangeCo, CallCo and Pubco for, and, subject to Section 4.4, ExchangeCo, CallCo and Pubco shall remain liable for, satisfaction of such Holder’s claim for payment under this Section 4.1.

(f)          The awards representing Company Options prior to the Effective Time shall be deemed at all times after the Effective Time to represent only the right to receive the equivalent Assumed Award. Promptly after the Effective Date Pubco will send the Assumed Awards by mail to the former holders of Company Options, such Assumed Awards to be send to the address of a former holder on the register of Company Options. For greater certainty, no Holder of Company Options shall be entitled to receive any consideration with respect to such Company Options other than the consideration to which such Holder is entitled in accordance with Section 3.1(f).

Annex A-87

4.2         Distributions with respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to shares of Pubco Class A Stock, shares of Pubco Class C Stock or Exchangeable Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares that were transferred pursuant to Section 3.1 unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable Law and to Section 4.5, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such shares of Pubco Class A Stock, shares of Pubco Class C Stock or Exchangeable Shares.

4.3         Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration that such Holder has the right to receive in accordance with Section 3.1, deliverable in accordance with such Holder’s Letter of Transmittal and Election Form. When authorizing such exchange for any lost, stolen or destroyed certificate, the Person to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to ExchangeCo, the Company, CallCo and the Depositary (each acting reasonably) or otherwise indemnify ExchangeCo, CallCo, the Company and their respective Affiliates in a manner satisfactory to ExchangeCo, CallCo and the Company (each acting reasonably) against any claim that may be made against ExchangeCo, CallCo, the Company or their respective Affiliates with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4         Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1, and not duly surrendered, with all other instruments required by Section 4.1, on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a claim or interest of any former Company Shareholder of any kind or nature against Pubco, CallCo, ExchangeCo, the Company or any of their respective Affiliates. On such date, all Consideration to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to CallCo or ExchangeCo, as applicable, and shares of Pubco Class A Stock and Exchangeable Shares forming part of the Consideration shall be deemed to be cancelled.

4.5         Withholding Rights

(a)         Notwithstanding anything to the contrary contained herein, each of Pubco, ExchangeCo, CallCo, the Company, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed paid hereunder (any such Person, an “Other Withholding Agent”) shall be entitled to deduct and withhold or direct Pubco, ExchangeCo, CallCo, the Company, the Depositary or any Other Withholding Agent to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person hereunder (an “Affected Person”) such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Tax Act, the Code or any provision of any federal, provincial, territorial, state, local or other tax Law (a “Withholding Obligation”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person to whom such amounts would otherwise have been paid or deemed paid, and such deducted or withheld amounts shall be timely remitted to the appropriate Governmental Entity as required by applicable Law.

Annex A-88

(b)         Pubco, ExchangeCo, CallCo, the Company, the Depositary and any Other Withholding Agent shall also have the right to:

(i)          withhold and sell, or direct Pubco, ExchangeCo, CallCo, the Company, the Depositary or any Other Withholding Agent to deduct and withhold and sell on their behalf, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(ii)         require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker to pay the proceeds of such sale to Pubco, ExchangeCo, CallCo, the Company, the Depositary or any Other Withholding Agent as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction), such number of shares of Pubco Class A Stock or Exchangeable Shares (or shares of Pubco Class A Stock exchanged therefor) delivered or deliverable to such Affected Person pursuant to this Plan of Arrangement or the Exchangeable Share Provisions as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any Exchangeable Shares to be sold in accordance with this Section 4.5 shall first be exchanged for shares of Pubco Class A Stock in accordance with their terms and shares of Pubco Class A Stock delivered in respect of such Exchangeable Shares shall be sold. Any such sale of shares of Pubco Class A Stock shall be affected on a public market and as soon as practicable following the Effective Date. Each of Pubco, ExchangeCo, CallCo, the Company, the Depositary, the Broker or any Other Withholding Agent, as applicable, shall act in a commercially reasonable manner in respect of any withholding obligation; however, none of Pubco, ExchangeCo, CallCo, the Company, the Depositary, the Broker or any Other Withholding Agent will have or be deemed to have any fiduciary duty to any stockholder of Pubco or Holder of Company Shares (other than any Dissenting Shareholder) and will not be liable for any loss arising out of any sale of such shares of Pubco Class A Stock, including any loss relating to the manner or timing of such sales, the prices at which shares of Pubco Class A Stock are sold or otherwise.

4.6         No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any and all Liens or other claims of third parties of any kind.

4.7         Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares and Company Options issued and outstanding prior to the Effective Time; (b) the rights and obligations of the Holders (registered or beneficial) of such securities, Pubco, CallCo, ExchangeCo, the Company and their respective affiliates, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any securities of the Company are deemed to have been settled, compromised, released and determined without liability except as set forth herein and in the Transaction Agreement.

4.8         Shares Fully Paid

All CallCo Common Shares, Exchangeable Shares and ExchangeCo Common Shares issued pursuant to this Plan of Arrangement shall be fully paid and non-assessable, and Pubco and ExchangeCo, respectively, shall be deemed to have received the full consideration therefor.

Annex A-89

ARTICLE 5
RIGHTS OF DISSENT

5.1         Rights of Dissent

Registered Holders of Company Shares as of the record date for the Company Shareholders Meeting may exercise rights of dissent with respect to such Company Shares (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA as modified by this ARTICLE 5, as the same may be modified by the Interim Order; provided that, notwithstanding Subsection 242(1)(a) of the BCBCA, the written objection to the Company Arrangement Resolution referred to in Subsection 242(1)(a) of the BCBCA must be received by the Company c/o Dentons Canada LLP, 77 King Street West, Suite 400, Toronto, Ontario M5K 0A1, Attention: Jason Saltzman, not later than 11:00 a.m. (Vancouver Time) on the date that is two (2) Business Days immediately prior to the Company Shareholders Meeting (as it may be adjourned or postponed from time to time). Holders of Company Shares who duly exercise Dissent Rights and who:

(a)         are ultimately determined to be entitled to be paid by CallCo fair value for their Company Shares shall: (i) be deemed to have transferred such Company Shares (free and clear of all Liens) to CallCo in accordance with, and as of the time stipulated in, Section 3.1(a); (ii) in respect of such Company Shares, be deemed to not have participated in the transactions in ARTICLE 3 (other than Section 3.1(a)); (iii) be entitled to be paid, subject to Section 4.5, the fair value of such Company Shares by CallCo, which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Company Arrangement Resolution was adopted at the Company Shareholders Meeting; and (iv) not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement had such Holders not exercised their Dissent Rights in respect of such Company Shares; or

(b)         are ultimately determined not to be entitled, for any reason, to be paid by CallCo fair value for their Company Shares, shall be deemed to have participated in the Arrangement in respect of such Company Shares on the same basis and at the same time as a Holder of Company Shares that is not a Dissenting Shareholder and who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline (and shall be entitled to receive the Consideration Shares in the same manner as such Holders).

5.2         Recognition of Dissenting Shareholders

(a)         In no case shall the Company, ExchangeCo, CallCo, Pubco, the Depositary or any other Person be required to recognize Dissenting Shareholders as registered or beneficial Holders of Company Shares in respect of which Dissent Rights are sought to be exercised after the Effective Time.

(b)         In no circumstances shall ExchangeCo, CallCo, Pubco, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights unless:

(i)          as of the deadline for exercising Dissent Rights (as set forth in Section 5.1), such Person is the registered holder of those Company Shares in respect of which such Dissent Rights are sought to be exercised; and

(ii)         such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time.

(c)         In addition to any other restrictions in the Interim Order or the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, in their capacity as holders of Company Options, or (ii) Company Shareholders who have voted or caused a proxy holder to vote their Company Shares in favor of the Company Arrangement Resolution.

(d)         Company Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights, as of the Effective Time shall be deemed to have participated in the Arrangement, and shall be entitled to receive the Per Share Consideration to which Company Shareholders who have not exercised Dissent Rights and who did not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline are entitled under Section 3.1 hereof (less any amounts withheld pursuant to Section 4.5)

Annex A-90

ARTICLE 6
AMENDMENTS

6.1         Amendments

(a)         The Company, ExchangeCo, CallCo and Pubco reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by the Company, ExchangeCo, CallCo and Pubco (in each case, acting reasonably), (iii) filed with the Court and, if made after the Company Shareholders Meeting, approved by the Court subject to such conditions as the Court may impose, and (iv) communicated to Company Shareholders if and as required by the Court.

(b)         Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company, ExchangeCo, CallCo or Pubco at any time prior to or at the Company Shareholders Meeting (provided that the Company or ExchangeCo, CallCo and Pubco, as applicable, subject to the Transaction Agreement, shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Shareholders Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)         Any amendment, modification or supplement to this Plan of Arrangement may be made following the Final Order without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that it concerns a matter which, in the reasonable opinion of the Company, ExchangeCo, CallCo and Pubco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any Holder of Company Shares or Company Options.

6.2         Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Transaction Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1         Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Transaction Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Annex A-91

Annex A-1

Execution Version

FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This First Amendment to Business Combination Agreement (this “First Amendment”) is made and entered into as of May 15, 2023, by and among (i) Healthwell Acquisition Corp. I, a Delaware corporation (together with its successors, the “Purchaser”), (ii) Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative under the Business Combination Agreement (as defined below) (the “Purchaser Representative”), (iii) HWEL Holdings Corp., a Delaware corporation, and a wholly owned subsidiary of Purchaser (“Pubco”), (iv) HWEL Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), (v) 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of Pubco (“CallCo”), (vi) 1412388 B.C. Ltd, a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo”), (vii) Starton Therapeutics, Inc., a British Columbia corporation (the “Company”), and (viii) Kiriakos Charlie Perperidis, an individual, in the capacity as the Seller Representative under the Business Combination Agreement (the “Seller Representative”). Purchaser, Purchaser Representative, Pubco, Purchaser Merger Sub, CallCo, ExchangeCo, the Company, and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Original Agreement.

RECITALS:

A.   The Parties are parties to that certain Business Combination Agreement made and entered into as of April 27, 2023 (the “Original Agreement”).

B.    The Parties desire to amend the Original Agreement (as amended from time to time, including by this First Amendment, the “Business Combination Agreement”) on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, and the other provisions contained in this First Amendment, and intending to be legally bound hereby, the Parties hereto agree as follows:

1.   Amendment to the Business Combination Agreement.

(a)Section 9.1 of the Original Agreement is hereby amended by adding the following as a new Section 9.1(o):

(o) Voting Control. Immediately after the Closing, and after giving effect to the Redemption, the Starton Shareholders shall own a number of voting shares of Pubco representing, in the aggregate, no less than 51% of the total voting power of all issued and outstanding shares of Pubco.

2.   Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, together with the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. This First Amendment shall be interpreted, construed, governed and enforced in a manner consistent with the Original Agreement, and, without limiting the foregoing, Sections 12.1 through 12.11 and Sections 12.13 and 12.14 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

{Remainder of page intentionally left blank; signature page follows}

Annex A-1-1

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

Purchaser:
HEALTHWELL ACQUISITION CORP. I
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Chief Executive Officer
Purchaser Representative:
HEALTHWELL ACQUISITION CORP. I SPONSOR LLC, solely in its capacity as the Purchaser Representative under the Business Combination Agreement
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Manager
By:	/s/ John L. MacCarthy
	Name:	John L. MacCarthy
	Title:	Manager
Pubco:
HWEL HOLDINGS CORP.
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	President and Secretary
Purchaser Merger Sub:
HWEL MERGER SUB CORP.
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	President and Secretary

[Signature Page to First Amendment to Business Combination Agreement]

Annex A-1-2

CallCo:
1412384 B.C. Unlimited Liability Company
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Director
ExchangeCo:
1412388 B.C. Ltd
By:	/s/ Alyssa J. Rapp
	Name:	Alyssa J. Rapp
	Title:	Director

[Signature Page to First Amendment to Business Combination Agreement]

Annex A-1-3

The Company:
STARTON THERAPEUTICS, INC.
By:	/s/ Pedro Lichtinger
	Name:	Pedro Lichtinger
	Title:	Chairman and CEO
Seller Representative:
Kiriakos Charlie Perperidis, an individual, solely in his capacity as the Seller Representative under the Business Combination Agreement
By:	/s/ Kiriakos Charlie Perperidis
	Name:	Kiriakos Charlie Perperidis
	Title:	Seller Representative

[Signature Page to First Amendment to Business Combination Agreement]

Annex A-1-4

Annex B

[FORM OF PROPOSED CHARTER]

Annex B-1

Annex C

[FORM OF PROPOSED BYLAWS]

Annex C-1

Annex D

[FORM OF INCENTIVE PLAN]

Annex D-1

Annex E

[FORM OF INSIDER LETTER AMENDMENT]

Annex E-1

Annex F

PRELIMINARY PROXY CARD — SUBJECT TO COMPLETION

HEALTHWELL ACQUISITION CORP. I

1001 Green Bay Rd, #227
Winnetka, IL 60093

YOUR VOTE IS IMPORTANT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, revoking any previous proxies, hereby acknowledges receipt of the Notice of Special Meeting of Stockholders (the “Notice”) and the Proxy Statement/Prospectus dated [_], 2023 (the “Proxy Statement”), and hereby appoints Alyssa J. Rapp and Tracy Wan, and each of them independently, with full power of substitution, as proxies to vote the shares that the undersigned is entitled to vote (the “Shares”) at the special meeting (the “Special Meeting”) of the stockholders of Healthwell Acquisition Corp. I (the “HWEL”) to be held virtually on [_], 2023, at [_] [a.m./p.m.] Eastern Time, accessible at https://www.cstproxy.com/[_], or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy Statement and in the proxies’ discretion on such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to be held on [_], 2023, at [_] [a.m./p.m.] Eastern Time: The Notice and the accompanying Proxy Statement are available at https://www.cstproxy.com/[_].

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO SPECIFIC DIRECTIONS ARE GIVEN AS TO THE PROPOSALS, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS, IF PRESENTED.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD AS SOON AS POSSIBLE.

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

(Continued and to be marked, dated and signed on reverse side)

PROXY

HEALTHWELL ACQUISITION CORP. I

THE BOARD OF DIRECTORS OF HEALTHWELL ACQUISITION CORP. I RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 14.

(1)

Proposal 1 — The Business Combination Proposal — To consider and vote on a proposal to approve the Business Combination Agreement, dated as of April 27, 2023 (as it may be amended or supplemented from time to time, including by the First Amendment to Business Combination Agreement, dated May 15, 2023, the “Business Combination Agreement”), by and among HWEL; Starton Therapeutics, Inc., a British Columbia corporation (“Starton”); HWEL Holdings Corp., a Delaware corporation and wholly-owned subsidiary of HWEL (“Pubco”); HWEL Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Pubco; 1412384 B.C. Unlimited Liability Company, a British Columbia unlimited liability company and wholly-owned subsidiary of Pubco (“CallCo”); 1412388 B.C. Ltd, a British Columbia corporation and wholly-owned subsidiary of CallCo (“ExchangeCo”); Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined in the Business Combination Agreement) of the stockholders of Pubco (other than the Sellers (as defined below) and their successors and assignees); and Kiriakos Charlie Perperidis, in the capacity as the representative of the shareholders of Starton (the “Sellers”) from and after the Effective Time (all of the transactions contemplated by the Business Combination Agreement, including the issuances of securities thereunder, the “Business Combination”). A copy of the Business Combination Agreement is attached to the accompanying Proxy Statement as Annex A.

☐ FOR	☐ AGAINST	☐ ABSTAIN
(2)

Proposal 2 — The Charter Proposal — To consider and vote upon a proposal to approve, in connection with the Business Combination, the adoption of Pubco’s amended and restated certificate of incorporation (the “Proposed Charter”) in the form attached to the accompanying Proxy Statement as Annex B, to be effective upon the consummation of the Business Combination.

☐ FOR	☐ AGAINST	☐ ABSTAIN
(3) - (9)

Proposals 3 — 9 — The Organizational Documents Proposals — To consider and vote upon on seven separate non-binding advisory proposals to approve, assuming the Business Combination Proposal is approved and adopted, material differences between HWEL’s amended and restated certificate of incorporation, as amended, currently in effect and the Proposed Charter upon completion of the Business Combination.

(3) Proposal 3
To approve provisions to be included in the Proposed Charter providing for the creation of Pubco’s Class C common stock, par value $0.0001 per share (“Pubco Class C Common Stock”);
☐ FOR	☐ AGAINST	☐ ABSTAIN
(4) Proposal 4
To approve provisions to be included in the Proposed Charter increasing the authorized shares of “blank check” preferred stock and Class A common stock.
☐ FOR	☐ AGAINST	☐ ABSTAIN
(5) Proposal 5

To approve provisions to be included in the Proposed Charter to provide that the shares of Pubco Class C Common Stock are only issuable in connection with the issuance of a corresponding number of exchangeable shares of ExchangeCo pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia).

☐ FOR	☐ AGAINST	☐ ABSTAIN
(6) Proposal 6

To approve provisions to be included in the Proposed Charter providing that directors may only be removed for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of stock of Pubco entitled to vote generally in the election of directors, voting together as a single class.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Annex F-1

(7) Proposal 7

To approve provisions to be included in the Proposed Charter providing that (i) stockholder special meetings may only be called by the board of directors of Pubco (the “Pubco Board”) pursuant to a resolution adopted by a majority of the Pubco Board or the Secretary of Pubco, following receipt of one or more written demands to call a special meeting of the stockholders from stockholders of record who own, in the aggregate, at least 25% of the voting power of the outstanding shares of Pubco and (ii) stockholders may only act at annual and special meetings and not by written consent.

☐ FOR	☐ AGAINST	☐ ABSTAIN
(8) Proposal 8

To approve provisions to be included in the Proposed Charter providing that the amendment of certain provisions of the Proposed Charter related to the number of directors and director terms and that any amendment of Pubco’s bylaws requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of capital stock of Pubco entitled to vote on such amendment.

☐ FOR	☐ AGAINST	☐ ABSTAIN
(9) Proposal 9

To approve provisions to be included in the Proposed Charter to remove certain provisions related to HWEL’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

☐ FOR	☐ AGAINST	☐ ABSTAIN
(10)

Proposal 10 — The Nasdaq Proposal — To consider and vote upon a proposal for the purposes of complying with the applicable provisions of Nasdaq Rule 5635, the issuance of shares of common stock of Pubco (the “Pubco Common Stock”) in connection with the Business Combination and the additional shares of Pubco Common Stock that will, upon closing of the Business Combination (the “Closing”), be reserved for issuance pursuant to the Incentive Plan (as defined below), to the extent such issuances would require stockholder approval under Nasdaq Rule 5635.

☐ FOR	☐ AGAINST	☐ ABSTAIN
(11)

Proposal 11 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve the 2023 Omnibus Incentive Plan (the “Incentive Plan”). The form of Incentive Plan to become effective upon consummation of the Business Combination is appended to the accompanying Proxy Statement as Annex D. The Pubco Board intends to adopt the Incentive Plan, subject to approval from the stockholders of HWEL, effective upon the Closing, to be used by Pubco on a going-forward basis from the Closing.

☐ FOR	☐ AGAINST	☐ ABSTAIN
(12)

Proposal 12 — The Director Election Proposal — To consider and vote upon a proposal to elect nine directors to the Pubco Board, three of whom will serve until the first annual meeting of stockholders after Closing, three of whom will serve until the second annual meeting of stockholders after Closing and three of whom will serve until the third annual meeting of stockholders after Closing, or when such directors’ successors have been duly elected and qualified, or upon such directors’ earlier death, resignation, retirement or removal for cause.

Name

Roy Waldron (Class I)

Nitin Kaushal (Class I)

Fotios Plakogiannis (Class I)

Alyssa Rapp (Class II)

George Hornig (Class II)

John MacCarthy (Class II)

Pedro Lichtinger (Class III)

Eric Baum (Class III)

Moses Dodo (Class III)

☐ FOR	☐ WITHHOLD ALL	☐ FOR ALL EXCEPT
To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and write the name(s) of the nominee(s) on the line below:

(13)

Proposal 13 — The Insider Letter Amendment Proposal — To consider and vote upon a proposal to approve an amendment to the letter agreement, dated August 2, 2021, by and among HWEL, the Sponsor and the other parties thereto (the “Insider Letter”), in the form appended to the accompanying Proxy Statement as Annex E, to revise the lock-up period applicable to HWEL’s Class B common stock, par value $0.0001 per share, held by the Sponsor (the “Founder Shares”) set forth in the Insider Letter as follows, effective at the Closing: (i) twenty five percent (25%) of the Founder Shares will be released upon the filing of Pubco’s first Form 10-Q or Form 10-K filing made six (6) months after the Closing; and (ii) an additional 25% of the Founder Shares will be released after each Form 10-Q or Form 10-K that is filed each quarter thereafter (in addition to the early release for stock price performance and a subsequent sale of Pubco as set forth in the current Insider Letter lock-up).

(14)

Proposal 14 — The Adjournment Proposal — To consider and vote upon a proposal to adjourn the Special Meeting to a later date or dates, if necessary or desirable, at the determination of the board of directors of HWEL.

☐ FOR	☐ AGAINST	☐ ABSTAIN

☐ MARK HERE FOR ADDRESS CHANGE AND NOTE AT RIGHT

PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY.

Signature _______________	Signature ____________________	Date _________________

Sign exactly as name appears on this proxy card. If stocks are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If stockholder is a corporation, sign in corporate name by an authorized officer, giving full title as such. If stockholder is a partnership, sign in partnership name by an authorized person, giving full title as such.

Annex F-2

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

Pubco’s amended and restated certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Pubco’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Pubco has entered or will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require Pubco, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.     Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1

Business Combination Agreement, dated as of April 27, 2023, by and among Healthwell Acquisition Corp. I, Starton Therapeutics, Inc., HWEL Holdings Corp., HWEL Merger Sub Corp., 1412384 B.C. Unlimited Liability Company, 1412388 B.C. Ltd, Healthwell Acquisition Corp. I Sponsor LLC, and Kiriakos Charlie Perperidis (included as Annex A to the proxy statement/prospectus).

2.2

First Amendment to Business Combination Agreement, dated May 15, 2023, by and among Healthwell Acquisition Corp. I, Healthwell Acquisition Corp. I Sponsor LLC, HWEL Holdings Corp., HWEL Merger Sub Corp., 1412384 B.C. Unlimited Liability Company, 1412388 B.C. Ltd, Starton Therapeutics, Inc. and Kiriakos Charlie Perperidis (included as Annex A to the proxy statement/prospectus).(5)

3.1	Amended and Restated Certificate of Incorporation of Healthwell Acquisition Corp. I.(3)
3.2	Bylaws of Healthwell Acquisition Corp. I.(1)
3.3**	Form of Proposed Charter, to become effective upon the Business Combination (included as Annex B to the proxy statement/prospectus).
3.4**	Form of Proposed Bylaws, to become effective upon the Business Combination (included as Annex C to the proxy statement/prospectus).
4.1	Specimen Unit Certificate of Healthwell Acquisition Corp. I.(1)
4.2	Specimen Class A Common Stock Certificate of Healthwell Acquisition Corp. I.(1)
4.4	Specimen Warrant Certificate of Healthwell Acquisition Corp. I.(1)
5.1**	Opinion of Ellenoff Grossman & Schole LLP.
8.1**	Tax opinion of Ellenoff Grossman & Schole LLP.
10.1	Amended and Restated Promissory Note, dated July 6, 2021, issued by HWEL to its sponsor.(2)
10.2	Letter Agreement, dated August 2, 2021, by and among Healthwell Acquisition Corp. I, its executive officers, its directors and Healthwell Acquisition Corp. I Sponsor LLC.(3)
10.3	Investment Management Trust Agreement, dated August 2, 2021, by and between HWEL and Continental, as trustee.(3)
10.4	Registration Rights Agreement, dated August 2, 2021, by and between Healthwell Acquisition Corp. I and Healthwell Acquisition Corp. I Sponsor LLC.(3)
10.5	Private Placement Warrants Purchase Agreement, dated August 2, 2021, by and between Healthwell Acquisition Corp. I and Healthwell Acquisition Corp. I Sponsor LLC.(3)
10.6	Form of Voting Agreement, dated as of April 27, 2023, by and among Healthwell Acquisition Corp. I, Starton Therapeutics, Inc., and the Holders party thereto.(4)
10.7	Sponsor Support Agreement, dated as of April 27, 2023, by and among Healthwell Acquisition Corp. I, Healthwell Acquisition Corp. I Sponsor LLC, HWEL Holdings Corp. and Starton Therapeutics, Inc.(4)

Exhibit No.	Description
10.8*++	Research Service Agreement, dated September 9, 2019, by and between Starton Therapeutics, Inc. f/k/a Chemiocare USA Inc. and Transdermal Research Pharma Laboratories LLC.
10.9*++	Assignment Agreement, dated September 9, 2019 by and between Starton Therapeutics, Inc. and Alpha to Omega Pharmaceutical Consultants, Inc.
10.10*+++	Development and Commercial License Agreement, dated February 10, 2021, by and between Starton Therapeutics, Inc. and Haisco Pharmaceutical Group Co., Ltd.
10.11**	HWEL Holdings Corp. 2023 Omnibus Incentive Plan (included as Annex D to the proxy statement/prospectus).
10.12	Plan of Arrangement (included in Annex A to the proxy statement/prospectus).
10.13**	Form of Exchangeable Share Support Agreement to be entered into by and among HWEL Holdings Corp., 1412384 B.C. Unlimited Liability Company and 1412388 B.C. Ltd.
10.14*	Executive Employment Agreement effective as of April 27, 2023 by and between Starton Therapeutics, Inc. and Pedro Lichtinger Waisman.
10.15*	Executive Employment Agreement dated September 1, 2022 by and between Starton Therapeutics, Inc. and James C. Oliver.
10.16*	Consulting Agreement dated July 1, 2018 by and between Starton Therapeutics, Inc. (f/k/a ChemioCare) and ATR Consultants LLC.
21**	List of Subsidiaries of the Registrant.
23.1*	Consent of Marcum LLP for Healthwell Acquisition Corp. I’s Financial Statements and Notes.
23.2*	Consent of Marcum LLP for Starton Therapeutics, Inc.’s Financial Statements and Notes.
23.3**	Consent of Ellenoff Grossman & Schole LLP (included as part of Exhibit 5.1 and Exhibit 8.1).
24.1**	Power of Attorney (contained on the signature page to this registration statement).
99.1***	Consent of Pedro Lichtinger to be named as a Director.
99.2***	Consent of Fotios Plakogiannis to be named as a Director.
99.3***	Consent of Roy Waldron to be named as a Director.
99.4***	Consent of Nitin Kaushal to be named as a Director.
99.5***	Consent of Moses Dodo to be named as a Director.
99.6***	Consent of Eric Baum to be named as a Director.
99.7*	Consent of George Hornig to be named as a Director.
99.8*	Consent of John MacCarthy to be named as a Director.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107***	Filing Fee Table.

____________

*        Filed herewith.

**      To be filed by amendment.

***    Previously filed.

+        The exhibits and schedules to this exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

++      As permitted by Item 601(b)(10)(iv) of Regulation S-K, certain confidential portions of this exhibit have been redacted from the publicly filed document. The Registrant agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

(1)      Incorporated by reference to Amendment No. 1 to HWEL’s Registration Statement on Form S-1 (File No. 333-253418) filed with the SEC on March 30, 2021.

(2)      Incorporated by reference to Amendment No. 4 to HWEL’s Registration Statement on Form S-1/A (File No. 333-253418), filed with the SEC on July 22, 2021.

(3)      Incorporated by reference to HWEL’s Current Report on Form 8-K, filed with the SEC on August 6, 2021.

(4)      Incorporated by reference to HWEL’s Current Report on Form 8-K, filed with the SEC on May 3, 2023.

(5)      Incorporated by reference to HWEL’s Current Report on Form 8-K, filed with the SEC on May 15, 2023.

Item 22.     Undertakings

The undersigned registrant hereby undertakes as follows:

(a) (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Winnetka, Illinois, on the 12th day of July 2023.

HWEL Holdings Corp.
By:	/s/ Alyssa J. Rapp
Name:	Alyssa J. Rapp
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Alyssa J. Rapp	President and Sole Director	July 12, 2023
Alyssa J. Rapp	(Principal Executive Officer)
*	Vice President and Treasurer	July 12, 2023
Tracy Wan	(Principal Financial and Accounting Officer) and Director
* By: Alyssa J. Rapp		July 12, 2023
Alyssa J. Rapp Attorney-in-Fact